Form 20-F
period 2002-12-31
CIMATRON LTD
filed 2003-06-30
CIK 1008595

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002          Commission File No. 1-8201

CIMATRON LTD
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St., Givat Shmuel, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, nominal value 0.10 New Israeli Shekel per share
(Title of Class)
Securities for which there is a reporting obligation pursuant to Section 15(d) of fothe Act:

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,001,270
Ordinary Shares

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:       Yes ☒           No ☐

          Indicate by check mark which financial statements the registrant has elected to follow:
                                                                                                                                     Item 17☐         Item 18☒

          This annual report on Form 20-F includes certain “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934.  The use of the words “project,” “expect,” “may,” “plan” or “intend”, or words of similar import, identifies a statement as “forward-looking.”  There can be no assurance, however, that actual results will not differ materially from our expectations or projections.  Factors that could cause actual results to differ from our expectations or projections include the risks and uncertainties relating to our business described in this annual report in Item 3 “Risk Factors.”

*********

          We have prepared our consolidated financial statements in United States dollars and in accordance with accounting principles generally accepted in the United States.  As applicable to our consolidated financial statements for all fiscal periods for which financial data is presented herein, such accounting principles are substantially identical in all material respects to accounting principles generally accepted in Israel.  All references herein to “dollars” or “$” are to United States dollars, and all references to “Shekels” or “NIS” are to New Israeli Shekels.

*********

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	5

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5

ITEM 3.	KEY INFORMATION	5
	SELECTED FINANCIAL DATA	5
	RISK FACTORS	6
	SPECIFIC RISKS RELATED TO THE FAB 2 PROJECT	6
	GENERAL RISKS AFFECTING OUR BUSINESS	6
	RISKS RELATED TO OUR ORDINARY SHARES	7
	RISKS RELATED TO OUR OPERATIONS IN ISRAEL	11

ITEM 4.	INFORMATION ON THE COMPANY	12
	HISTORY AND DEVELOPMENT OF THE COMPANY	12
	BUSINESS OVERVIEW	14
	PROPRIETARY RIGHTS	14
	PROPERTY, PLANTS AND EQUIPMENT	24

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	25
	CRITICAL ACCOUNTING POLICY	25
	SELECTED FINANCIAL DATA	26
	OVERVIEW AND TREND INFORMATION	26
	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	27
	LIQUIDITY AND CAPITAL RESOURCES	28
	IMPACT OF INFLATION AND CURRENCY FLUCTUATIONS	29

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31
	DIRECTORS AND SENIOR MANAGEMENT	31
	COMPENSATION	34
	BOARD PRACTICES	34
	EMPLOYEES	36
	SHARE OWNERSHIP	38

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	39
	MAJOR SHAREHOLDERS	39
	RELATED PARTY TRANSACTIONS	40

ITEM 8.	FINANCIAL INFORMATION	41

ITEM 9.	THE OFFER AND LISTING	41
	MARKETS AND SHARE PRICE HISTORY	42

ITEM 10.	ADDITIONAL INFORMATION	42
	ARTICLES OF ASSOCIATION; ISRAEL COMPANIES LAW	42
	MATERIAL CONTRACTS	46
	EXCHANGE CONTROLS	46
	TAXATION	46
	DOCUMENTS ON DISPLAY	52

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	53
	INTEREST RATES	53
	FOREIGN EXCHANGE RISK	54

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	54

PART II

ITEM 13.	DEFAULTS, DIVIDEND AVERAGES AND DELINQUENCIES	55
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	55
ITEM 15.	CONTROLS AND PROCEDURES	55
ITEM 16.	[RESERVED]	55

PART III

ITEM 17.	FINANCIAL STATEMENTS	55
ITEM 18.	FINANCIAL STATEMENTS	56
ITEM 19.	EXHIBITS	56

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

Selected Financial Data

          The following selected financial statement of income data for the years ended December 31, 2000, 2001 and 2002, and the balance sheet data as of December 31, 2001 and 2002 are derived from the financial statements set forth elsewhere in this Report.  The selected financial statements of income data for the years ended December 31, 1998 and 1999 and the selected balance sheet data as of December 31, 1998, 1999 and 2000, are derived from other audited financial statements not included in this report.  The audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).    The financial statements for the years ended December 31, 1998, 1999, 2000 and 2001 were audited by BDO, Ziv & Haft, independent auditors, and the annual financial statements for 2002 were audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors.  All of the financial data set forth below should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the audited financial statements and notes thereto (together, the “Financial Statements”) and other financial information included elsewhere in this annual report.

	December 31,
	1998	1999	2000	2001	2002
	(In thousands of US$, except per share data)
Statement of Income Data:
Revenue:
Products	16,473	16,108	15,300	12,371	11,150
Services	7,868	9,217	9,791	10,583	10,478

Total	24,341	25,325	25,091	22,954	21,628

Cost of revenue:
Products	2,881*	4,065*	4,234*	4,920*	3,234
Services	2,131	2,471	2,922	2,394	1,783

Total	5,012	6,536	7,156	7,314	5,017

Gross profit	19,329	18,789	17,935	15,640	16,611
Research and development costs, net	4.203*	4,174*	8,269*	7,626*	5,562
Restructuring Costs	-	-	-	250	(250)
Selling, general and administrative expenses	14,444*	15,272*	13,601*	12,711*	11,670

Operating income (loss)	682	(657)	(3,935)	(4,947)	(371)
Financial Income (expenses), net	819	305	219	(467)	428
Other income (Expenses)	8	41	22	(81)	1

Income (loss) before taxes	1,509	(311)	(3,694)	(5495)	58
Taxes on income	(490)	(225)	26	(163)	(48)

Net income (loss)	1,019	(536)	(3,668)	(5658)	10

Net income (loss) per share	0.13	(0.07)	(0.46)	(0.71)	* *
Weighted average number of shares outstanding	7,950	7,960	7,991	8001	7,981

* Re-classified
* * Less than $0.01
	1998	1999	2000	2001	2002
	(In thousands of US$)
Balance Sheet Data
Cash and cash equivalents	3,855	4,261	3,218	4,534	4,077
Short-term Investments	10,115	7,070	6,500	4,440	4,017

Total cash, cash equivalents and short-term investments	13,970	11,331	9,718	8,974	8,094
Working capital	15,662	14,614	13,167	10,840	10,861
Total assets	33,284	31,048	27,770	22,855	21, 371
Total liabilities	9,370	7,670	7,880	8,313	7,212
Shareholders’ equity	23,914	23,378	19,890	14,542	14,159

Risk Factors

          This annual report and statements that we may make from time to time may contain forward-looking information.  There can be no assurance that actual results will not differ materially from our expectations, statements or projections.  Factors that could cause actual results to differ from our expectations, statement or projections include the risks and uncertainties relating to our business described below.

Risks Related to our Business

We face intensive competition in our industry.

          The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance fully integrated computer-aided design/computer aided manufacturing (“CAD/CAM”) software products. Our competitors in the “CAD/CAM” market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control programming systems offering, unlike the Cimatron E and IT systems, only limited or no modeling capability,while the high end of the market consists of integrated CAD/CAM systems roughly similar to the Cimatron E and IT products.

          We face competition from numerous companies in all of our products, and some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have one major single competitor or group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling industry;

•	the level of our product breadth and integration;

•	our hardware platform support;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among our Providers (as defined below); and

•	the overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

          Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E and its predecessor product the Cimatron IT, to be superior to existing competing products. In addition, new competitors may arise in each of the markets in which we currently operate. As we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing, or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of one family of products.

          Sales and services related to the Cimatron E product family including its predecessor Cimatron IT, have accounted for substantially all of our revenue.  While we have recently introduced additional products, we anticipate that sales of our Cimatron E product line will continue to account for a majority of our revenue. If sales of the Cimatron E family were to decline, or fail to continue to grow, or the profit margin on such products were to decrease significantly any time before the completion of the transition period, our business, financial condition and results of operations would be materially and adversely affected.  See Item 4, “Business Overview” for a description of the Cimatron E family of products.

Two of our shareholders beneficially own a substantial amount of our ordinary shares and may therefore, influence our affairs.

          In February, 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd, (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired for approximately $9,900,000, all of our Ordinary Shares previously held by ZCT, representing 64.3% of our share capital.1 Following this transaction each of Koonras and DBSI, beneficially owns an aggregate of approximately 32.15% of our ordinary shares.1 Koonras and DBSI together, are expected to continue to effectively have the ability to elect the members of our board of directors. Koonras and DSBI have entered into an agreement by which, among other matters, they will each appoint half of our directors, not including our outside directors, and vote together at our shareholders’ meetings.

We are subject to several risks as a result of our international sales.

          To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business.  International sales are subject to a number of risks, including the following:

•	agreements may be difficult to enforce through a foreign company’s legal system;
•	foreign countries could impose additional withholding taxes or other further tax or income;
•	foreign countries could impose tariffs or adopt other restrictions on foreign trade;
•	fluctuations in exchange rates;
•	changes in general economic conditions in one or more countries could affect product demand (i.e.: the decline in the U.S. markets reduced product demand from 2001 and through the first half of 2003);
•	the protection of intellectual property in foreign countries may be limited or more difficult to enforce; and
•	the outbreak of the "SARS" or S.A.R.S, virus that has affect sales efforts in certain markets in Asia.

          There can be no assurance that these and similar factors will not have a material adverse effect on our future international sales and, consequently, on our business and future prospects.

We are affected by volatility in the securities markets

          Due to the continuing downturn in the world economy, the securities markets have recently experienced volatility that has particularly affected the securities of many high-technology companies, including companies that have a significant presence in Israel.  This volatility has often been unrelated to the operating performance of these companies. Such companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses.   Such failure and the volatility of the securities markets in general may affect our financial results.

1This includes 166,100 of our shares of which 159,600 shares we repurchased in the open market between September 2002 and February 2003 pursuant to a decision of our board of directors in September 2002 and the remaining 6,500 which we repurchased in the open market in 1999 and which were held by a trustee. On December 31, 2002 these 6,500 shares were transferred to us by the trustee. Under Israeli law, while these shares are considered to be part of our outstanding share capital, they are “dormant shares” and as such they cannot be voted and do not provide any other rights other than upon liquidation. See Item 6 – Repurchase of Our Shares.

We have been and may continue to be negatively affected by the aftermath of September 11 events

          On September 11, 2001, the United States was subject to terrorist attacks at the World Trade Center buildings in New York City and at the Pentagon in Washington, D.C.  In response to these terrorist attacks, a United States-led coalition of nations commenced a series of retaliatory military strikes in Afghanistan upon strategic installations of the Taliban regime.  On March 17, 2003, a coalition of countries led by the United States and the United Kingdom, commenced a large-scale operation in Iraq with the purpose of removing the Iraqi regime led by Saddam Hussein.  While this coalition has succeeded in removing the Iraqi regime, uncertainty still remains with respect to the possible effects of the occupation of Iraq by coalition forces on the security and stability of the region. These events have had, and we expect will continue in the foreseeable future to have, an adverse effect on the global economy, and could result in a disruption of our business or that of our customers.

We are affected by the worldwide downturn in industries based on technology.

          The volatility in the securities markets discussed above and its effect on high-technology companies may have a ripple effect on our performance. While these developments have not materially affected us in the past, we have been feeling the effects of the downturn that began in 2001.We can give no assurance that our results will not be affected if any of the companies or distributors we work with consolidate, merge or initiate bankruptcy or liquidation proceedings.  In addition, the current state of this market causes many of the business transactions we have entered into or propose to enter into to move slowly, and the current uncertainty in the market generally makes doing business at the present time more complicated.

We are reliant upon independent distributors (“Providers”) to market and support our products.

          We rely on independent distributors, whom we call Providers, to market, sell, service and support our products worldwide.  While we have exclusive relationships with most of our Providers, there can be no assurance that these Providers will give a high priority to the marketing and support of our company’s products.  The results of our operations could be materially adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in the Providers’ current business or marketing strategies.  There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us.  Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition.  See Item 4: “Business Overview.”

Corporate governance scandals and new legislation could increase the cost of our operations.

          As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the recently enacted Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ research and development.

          Our research and development organization is responsible for developing new technologies, exploring new directions and applications of core technologies, incorporating new technologies into products and expanding the ability of our products to operate on or with various vendor platforms and operating systems. To date, most of the software relating to the Cimatron E, Cimatron IT and the Quick family of products has been developed internally by our employees. To accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties.  For example, certain of the modules that we offer along with our Cimatron E and IT are licensed from third-party developers.  In addition, we acquire tools and engines to expedite the development of our new generation family of CAD/CAM products, Cimatron E and license modules that have been incorporated in Cimatron E from third parties.We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes.

We may not be successful in protecting our intellectual proprietary technology, and may be subject to litigation to determine the scope of proprietary rights of others.

          We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products.  The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others.  This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do.   For instance, we have encountered significant piracy problems in Taiwan and China, where the main competition we face is from pirate copies of our products. Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

          Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe upon any existing third-party proprietary rights, and to our knowledge there have been no claims to date; however, there can be no assurance that third-party claims alleging infringement will not be asserted against us in the future. If infringement is alleged, we could be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses on terms commercially acceptable to us, if at all.

Risks Related to our Operations in Israel

Conditions in Israel may affect our operations.

          We are incorporated under the laws of, and our principal offices and facilities are located in, the State of Israel.  Although a substantial portion of our sales is currently made to customers outside Israel, we are nonetheless influenced by the political and military conditions affecting Israel.

          Ever since its establishment as a State in 1948, a state of hostility with the Arab countries in the region has always existed in Israel.  This state of hostility has varied in degree and intensity over time. There has been a significant increase in violence since September 2000 which has continued with varying levels of severity into 2003, and negotiations between Israel and Palestinian representatives has ceased.  Since late September 2000, there has been a significant increase in hostilities and unrest as between Israel, the Palestinian Authority and certain terrorist groups operating within the Palestinian Authority. While this development has not had a material impact on our business,we can give no assurance that it will not have such an effect in the future. The political and security situation in Israel may result in certain parties with whom we have contracts claiming that they are not obligated to perform their commitments under those agreements pursuant to force majeure provisions.  Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations and could make it more difficult for us to raise capital in the future. In the recent past several countries have threatened to boycott Israeli products. While no country with which we do a material amount of business has yet to implement such a boycott, in the event that a significant number countries implement such a boycott this could have a material adverse effect on our business. Furthermore, our main facilities are located in Israel, which is currently experiencing civil unrest, terrorist activity and military action. Since we do not have a detailed disaster recovery plan that would allow us to quickly resume business activity, we could experience serious disruptions if acts associated with this conflict result in any serious damage to our facilities. Our business interruption insurance may not adequately compensate us for losses that may occur and any losses or damages incurred by us could have a material adverse effect on our business. We cannot give any assurance that security and political conditions will not have such an effect in the future. Any future armed conflicts or political instability in the region would likely negatively affect business conditions and harm our results of operations

          Furthermore, all non-exempt male adult permanent residents of Israel under the age of 48 are obligated to perform military reserve duty and may be called to active duty under emergency circumstances.  At various times over the last three years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

We benefit from tax benefits, the termination of which could affect our operations.

         A number of our enterprises are eligible for tax benefits under The Law of Encouragement for Capital Investments, and one or more of our enterprises has been approved for such benefits subject to its meeting certain standards (see “Item 10: Taxation”, and Note 13a of our Financial Statements).  Failure to meet the required standards to receive such tax benefits could have a material adverse effect on our business, results of operations and financial condition.  In addition, we intend to apply to have certain of our future enterprises approved for such tax benefits, if available.   If there should be any change in the law annulling such tax benefits in the future, it could have an adverse effect on our business.

Israeli courts may not enforce judgments rendered outside of Israel.

          Service of process upon directors and officers of the Company and the Israeli experts named herein, all of whom reside outside the United States, may be difficult to effect within the United States.  Furthermore, since the majority of our assets are located outside the United States, any judgment obtained against us in the United States may not be enforceable within the United States.  We have been informed by our legal counsel in Israel, Yigal Arnon & Co., that there is doubt as to the enforceability of civil liabilities under United States securities laws in original actions instituted in Israel.  However, subject to certain time limitations, Israeli courts may enforce United States final executory judgments for liquidated amounts in civil matters obtained after due trial before a court of competent jurisdiction (according to the rules of private international law currently prevailing in Israel) which enforces similar Israeli judgments, provided that: (i) due service of process has been effected; (ii) such judgments or the enforcement thereof are not contrary to the law, public policy, security or sovereignty of the State of Israel; (iii) such judgments were not obtained by fraud and do not conflict with any other valid judgment in the same matter between the same parties; and (iv) an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court.  We have irrevocably appointed CT Corporation System as our agent to receive service of process in any action against us in any federal or state court sitting in New York County, within State of New York arising out of the Offering made hereby or any purchase or sale of securities in connection therewith.  Foreign judgments enforced by Israeli courts generally will be payable in Israeli currency.

Item 4.	Information on the Company

History and development of the Company

          We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design-through-manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the manufacturing segment of the CAD/CAM market, particularly among mold, tool, die and fixture makers.  We have employed a strategy of focusing our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time.

          Our full name is Cimatron Ltd. and we incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel, Israel.  Our telephone number is 972-3-531-2121 and our web site is located at www.cimatron.com.

Industry Background

          Manufacturers worldwide face ever-increasing pressures to produce high-quality and increasingly complex products in the shortest time possible and at minimum cost. To meet these demands and keep pace with market changes, production commitments and the need for product differentiation, companies are increasing their reliance on CAD/CAM software tools to automate the designing, drafting and manufacturing of their products.

          The development process for the mechanical design and manufacturing of products generally includes the following steps:

•	conceptual design of the product and its components;

•	tool design and detailed design for manufacturing;

•	creating the toolpath data in the form of numerical control (“NC”) codes which provide the instructions for a machine to cut a part according to specifications received; and

•	manufacturing the product.

          The earliest users of CAD/CAM systems were dedicated design and engineering departments of large organizations that could afford the cost and complexity of “high-end” CAD/CAM systems. These systems were used by highly trained designers and engineers responsible for a particular portion of the manufacturing process. The systems also generally operated on mainframe computers or high-end workstations which often required many months to master. To improve efficiency, large corporations that operate with high-cost, highly complex CAD/CAM systems have increasingly outsourced a portion of the design and manufacturing process to subcontractors.

          This created a large market need for easier-to-use, less programming-intensive CAD/CAM solutions that operate on different hardware and operating systems and interface with a variety of software systems. In addition, as a result of continuing market pressure and technological changes, including personal computers offering improved price and performance, divisions of large companies also shifted towards CAD/CAM software providing more cost-effective solutions and shorter learning curves which could co-exist in the corporate design and manufacturing environment. However, while many of these systems were designed to provide advanced conceptual design capabilities, they were more limited in their detailed design for manufacturing and toolpath creation capabilities.  As a result, they did not meet the needs of users involved in manufacturing the process, such as mold, tool, die and fixture makers.

          At the other end of the market were low-cost, dedicated toolpath creation software products, which were limited in their design capabilities.  These limitations caused the process of taking data regarding the conceptual design of the product and creating a detailed design for manufacturing to remain largely manual. As a result, subcontractors and manufacturing divisions of large corporations were hampered in their ability to take complex conceptual designs received from the design departments of the manufacturer and produce appropriate molds, tools, dies or fixtures in a timely manner.  As a result, an increasing number of these subcontractors and manufacturing divisions have begun or are continuing to seek comprehensive design through manufacturing automation solutions to compete more effectively.

          These trends have created a market for an integrated CAD/CAM system which is geared towards small-to medium-sized subcontractors or divisions of large corporations involved in the manufacturing process, particularly mold, tool, die and fixture makers. These users have a unique set of needs that have generally not been met by traditional CAD/CAM systems.

Business Overview

Principal Operations, Products and Developments

          Cimatron E

          Cimatron E is our new generation of CAD/CAM solutions for the tooling industry.  Since the release of Cimatron E (Version 3.0) in September 2001 the Cimatron E solution has achieved rapid market acceptance and to date we have successfully sold copies of the product worldwide.  We released our newest version of the Cimatron E (Version 4.2) in February 2003.  This product provides comprehensive tools, applications and process-automation solutions for the tooling industry. Cimatron E is a revolutionary CAD/CAM environment designed with the tooling industry in mind, where all stages involved in the tooling process are supported by applications that perform at new levels of speed and flexibility.

          Cimatron E encompasses a set of easy-to-use 3D design tools with unsurpassed power. The unified solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease. In the design process Cimatron E smoothly integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, Cimatron E easily implements 2.5 to 5 axis toolpaths using high-speed machining knowledge of stock remaining and templates to drastically reduce programming and machine time. The mission critical tasks of splitting the model, applying engineering changes, and extracting electrodes and inserts are all handled by Cimatron’s “Quick Tooling” wizard-based applications.

          Cimatron E integrates a suite of powerful tools for a broad range of design, drafting and modeling capabilities, including wireframe, surface and parametric solids, as well as assembly management and NC programming. Cimatron E communicates with most other CAD/CAM systems, runs on personal computers, as well as engineering workstations employing Windows© based operating systems (which are the primary operating systems used for the personal computer and workstation platforms on which our products are used) and transfers data easily and reliably among different hardware and software environments.

          Cimatron E is built around a set of compatible “modules” using a unified database, which can be accessed and modified for all applications. Users can move easily among wireframe, surface and solid models choosing the application most appropriate for a specific job. Cimatron E enables the user to work top-down (i.e., beginning at the conceptual level and moving down to subassemblies and individual parts) or bottom-up (i.e., modeling elements first and then grouping them into assemblies), and permits the user to combine the two approaches. Cimatron E stores product data hierarchically to ensure overall structural integrity of the product and the ability to interface with engineering data management systems. Cimatron E’s CAM applications operate directly on the design model to generate intelligent toolpaths for NC manufacturing processes and enable fast and accurate graphic simulation of NC operations. In addition, Cimatron E includes advanced data exchange interfaces, which enable the transfer of CAD/CAM data between ourselves and other CAD/CAM systems through industry standard interfaces, as well as several dedicated interfaces. Cimatron E offers an intuitive and consistent user interface throughout all applications (e.g., design, drafting and NC). Since all applications have the same look and feel, there is no need for the user to relearn the operation of the system with each module. Cimatron E’s architecture is based upon a software kernel, which includes database utilities, the graphic sub-system and the user interface, which provide the operating environment for all applications. Applications are separate from the software kernel, which facilitates enhancement of the applications, reduces development and maintenance costs and enables efficient technological updates to the system’s components, without affecting the application base.

Cimatron E offers the following solutions and modules:

BASE MODULES

Drafting Solution
Provides users with full drawing capabilities. This base system includes sketching and drafting and enables display and verification of 3D model geometry. Drafting Solution includes SAT, PFM STL and one* DI optional module. The Drafting Solution supports only read capabilities of all supported DI modules. This system is upgradeable to Designer Solution by adding the Drafting2Designer (D2D) upgrade option.

Designer Solution
Provides users with full 3D design capabilities. Designer Solution includes 3D wireframe, surfaces and parametric solid hybrid modeler, enabling assembly support. Designer Solution includes SAT, STL, PFM and one* DI optional module. The system includes QuickSplit fully associative drafting solution and is upgradeable to Master Solution by adding the Designer2Master (D2M) upgrade option.

NC Solution
CAM-only solution. This base solution offers complete and comprehensive milling, simulation and verification capabilities. This base system produces toolpaths of the imported model and supports up to 2.5X milling capabilities, link to NC solutions and toolpath management routines. The base system includes CAD design and modification capabilities, 3X simulator and verifier, IMS-Run and GPP_RUN capabilities, SAT, PFM and one* DI optional module. The system is upgradeable to Master Solution by adding the NC2Master (N2M) upgrade option.

Master Solution
Master Solution provides the infrastructure that links all design and manufacturing modules. The system includes a 3D wireframe, surfaces and parametric solid hybrid modeler, QuickSplit, associative drafting, link to NC solutions, and contains the toolpath management routines. This base solution produces toolpaths and supports up to 2.5X milling capabilities. The base system includes 3X simulator and verifier, GPP_RUN capabilities, SAT, STL, PFM and one* DI optional module.

Student Package
This is a limited package for academic use. This package exposes most of our capabilities, and enables execution of a full mold design process, yet is limited to non-industrial applications.

OPTIONAL MODULES

QuickDrill	QuickDrill is a 2.5-axis application for automation of the drilling process that identifies and sorts holes and assigns drill-cycles and cutting tools. QuickDrill creates a table of holes and drill toolpaths (in case NC Solution exists).

3X-MILL	3X-MILL is a basic 3-axis milling application that supports toolpath generation functions, including: pocket, profile, go and drill. 3X-MILL also supports various surface milling functions and 4-5 axis positioning.

4X-CONT	4X-CONT is a full 4-axis milling application that includes 4-axis continuous and 5-axis positioning, as well as 4-axis contouring functions. This module supports the milling of surfaces using either tool tip or tool side.

5X-CONT	5X-CONT is a full 4- and 5-axis milling application, which includes 4- and 5-axis continuous, as well as 4-5-axis contouring functions. This module supports the of surfaces using either tool tip or tool side.

5X- SIMULATOR	The 5X-SIMULATOR is an enhancement of the Cimatron 3X-Simulator an is used to support up to 5X milling simulation of verification.

IMS-Config	IMS-Config enables the modification of a Post Processor to suit specific user needs.

WIRE 2X	WIRE 2X is a 2-axis Wire-EDM application.

WIRE 4X	WIRE 4X is a 4-axis Wire-EDM application.

MoldDesign	MoldDesign is an application based on 3D solid technologies, automating the mold base and component design process, and offering an innovative parametric and fully associate approach to the mold housing design process. The application includes one optional catalog from the list of available catalogs.

QuickCompare	QuickCompare contains interactive tools that automatically compare two geometry sets to identify engineering changes. QuickCompare marks the difference and changes, and saves the results in different file levels.

QuickElectrode	QuickElectrode is an EDM electrode design package used for automating the electrode process. QuickElectrode is used for burn area selection, electrode design, management, documentation and manufacturing.

QuickSplit	QuickSplit contains interactive tools that automatically separate the original mode into core, cavity, insets and sliders, generates parting lines, and enables the export of the designed mold parts into mold assemblies. QuickSplit also supplies tools to shorten parting surfaces design time, and supplies draft angle analysis tools.

CATIA	CATIA is a Read/Write utility used to handle CATIA version 3 and 4 file formats. The CATIA utility is an independent utility that does not require a CATIA license and automatically recognizes the CATIA native file. CATIA enables the reading of 3D geometry only.

RD-CATIA	RD-CATIA is a Read utility used to handle CATIA version 3 and 4 file formats. The RD-CATIA utility is an independent utility that does not require a CATIA license and automatically recognizes the CATIA native file. RD-CATIA enables the reading of 3D geometry only.

RD-UG	Read utility to handle Unigraphics file format. The Cimatron RD-UG utility is an independent utility that does not require a UG license and automatically recognizes the UG native file. RD-UG enables reading of 3D geometry only.

PARASOLID	This is our Read/Write utility used to handle PARASOLID file format.

RD- PARASOLID	RD-PARASOLID is a Read utility used to handle PARASOLID file format.

IGES E	IGES E is a Read/Write utility used to handle IGES file format.

DWG	DWG is a Read/Write utility used to handle DWG file format.

DXF	DXF is aRead/Write utility used to handle DXF file format.

RD-PTC	This is our Read utility used to handle thePro/Engineer neutral file format. The RD-PTC utility is an independent utility that does not require a Pro/Engineer license.

STEP E	STEP E is a Read/Write utility used to handle STEP AP203 and AP214 formats.

STL	STL is aRead/Write utility that is used to handle STL file format.

Magics STL FIX	Magics STL FIX produces output of a model in STL format, based on exporting STL files directly from Cimatron E and invoking our Cimatron Magics STL FIX for enhanced interpretation and manipulation of STL files.

VDA E	VDA E is a Read/Write utility used to handle VDA file format.

VRML	VRML is a Write utility that exports Cimatron E geometry into VRML format.

Standard-DI	Standard-DI is a Comprehensive Data Interface Package, including DI modules: DWG, DXF, IGES E, RD-PTC, STL, RD-STEP E, and VDA E.

          We rely on third party license agreements to produce many of the modules for which we pay third party royalties.  Most of the license agreements are long term or for an indefinite period of time.  None of these license agreements are material to our business, and should one of these agreements terminate we will be able to replace it with another license agreement.

          Cimatron IT

          Cimatron IT, which preceded Cimatron E, is a family of integrated software tools for mechanical engineering and manufacturing automation that is designed to provide a complete solution for the unique needs of the manufacturing segment of the CAD/CAM market, especially those of mold, tool, die and fixture makers. Cimatron IT contains design for manufacturing and NC programming capabilities, along with advanced conceptual design abilities. It is designed to enable users in this market segment to substantially reduce their time to market.  Based on our data-to-steel philosophy, Cimatron IT provides advanced data interface, design for manufacturing and NC machining tools which enable users to translate complex part designs into finished molds, tools, dies and fixtures in a timely manner. In the third quarter of 2002 we introduced Cimatron IT Version 13.0.  This version included a number of new applications to address specific needs of our target market and is designed to simplify the tooling process, shorten production turnaround times and ultimately reduce costs.

          Depending on the basic system configuration and optional modules selected, the suggested retail price of Cimatron E and IT ranges from approximately $4,000 to approximately $30,000.  The average price per seat is between $15,000 and $18,000.

          QuickNC

First released in March 2002, with its most recent version 3.1 launched in March 2003, QuickNC is our revolutionary CAM package with cutting-edge preview technology that saves over 75% in tool manufacturing process planning time.  This software allows NC operators to calculate toolpaths just once, minimizing the need for a simulator.  This results in final cutting strategy decisions made before actual toolpath calculation, while intelligent decision-making is based on graphical in-process feedback.  Coupled with absolute reliability, machining efficiency and top-level surface quality, QuickNC provides rapid toolpath calculation time, knowledge of stock remaining, and adaptive feed control.  The software enables live communication via the Internet, where both parties can operate and discuss the full NC process in real-time.  QuickNC is intuitive and simple, with only a minimum number of required parameters needed to define the NC process, and full training can be completed in a few hours.

          QuickConcept

          QuickConcept is a preliminary design and review package that allows tool designers and their suppliers to hold virtual review meetings over the Internet in real-time. Multiple users can connect to each other to section, label, dimension and identify points of interest and problem areas of any given tool.

Marketing and Distribution

          We employ a broad range of marketing activities to promote our products and develop name recognition and visibility.  We use print and online advertising, trade shows, seminars, direct mail, online promotions, and regional marketing development in an effort to further penetrate the tooling segment of the CAD/CAM market.  In addition to online promotions, we use the Internet as a marketing tool that increases our visibility in the marketplace, offers downloadable product demonstrations and facilitates communication between our clients and us.

          Additionally, we have been increasing our penetration in the niche market of mold, tool, die and fixture makers, in an effort to become the lead supplier of CAD/CAM solutions to this segment of the manufacturing market. Our strategy involves examining the functionality of current and future products through in-depth focus-meetings with mold, tool, die, and fixture makers thereby making customers partners in the development of custom solutions for this niche market.

          We distribute our products to end-users in approximately 30countries in five continents through certain of our subsidiaries (in the United States, the United Kingdom, Canada, Germany, China and France), directly in Israeland through a network of 25independent Providers. During 2002 we increased our network to include Providers in Poland and Mexico, and additional providers in Japan and Korea. Between us, our subsidiaries and our Providers, our family of products is currently supported at over 9,000 customer sites with more than 17,000 seats.

          Providers

          We believe that our Providers are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions. Providers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selection, installation, training and maintenance. Providers are carefully selected on the basis of their ability to distribute and service our entire product line, with special emphasis on the ability of their engineering and sales teams to provide customer support.

          We furnish our Providers with technical guidance and marketing and sales resources. Providers regularly visit our Israeli headquarters, while our employees from various departments visit Provider sites. Our relationship with our Providers is further enhanced by an annual International Conference that we organize, regional workshops and cooperative exhibitions, and participation in local user meetings. We have also established and currently run Cimatron International Training and Support Centers in specific regions of the world in cooperation with our Providers and local universities to train users in the use of our products.

          Providers serve as an integral part of our marketing and service network around the world. They give our products a local “feel” by (i) offering technical support in the end-user’s native language; (ii) being available to attend to customer needs during local business hours; (iii) translating our manuals, product and marketing literature into the local language; and (iv) frequently organizing user programs and seminars. Providers continually develop new ways to adapt and enhance our products to meet their respective customers’ regional and company-specific needs.

          A typical agreement between our company and a Provider is for a term of two years (subject to rolling two-year extensions) and enables the Provider to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributor in a single country or region. Other than our Providers in Italy and Japan, no Provider accounted for more than 5% of our total revenue for the year ended December 31, 2002.

          There can be no assurance that all existing relationships with our Providers will be renewed. We believe that with the exception of our Providers in Italy and Japan, the termination of a single Provider would not seriously harm us; however, the termination or loss of several of our Providers at approximately the same time or the termination of our Provider in either Italy or Japan could seriously harm us. There can be no assurance that, in the event that we lose any of our Providers, we will be successful in recruiting replacement professional and technically competent Providers.

          Subsidiaries

          In 1996, we adopted a strategy of increasing our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, in September 1996, we acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider.  In addition, between August and October 1997, we entered into a series of agreements with our German Provider, pursuant to which our German Provider transferred all of its Cimatron-related business, including goodwill, assets and employees (with the exception of distribution rights), in certain regions of Southern Germany, to our German subsidiary, Cimatron GmbH, and in December 1997, we also formed a subsidiary in France, Cimatron Sarl. More recently, we opened a Japanese subsidiary –Cimatron Japan K.K. – that commenced operations in March 2001; a United Kingdom subsidiary – Cimatron UK Ltd. which commenced operations in August 2002; and a Chinese subsidiary – Cimatron (Beijing) Technology Co. Ltd – formed in December 2002.  In December 2002 we also formed a joint venture in Korea with JY Solutec Co., Ltd. in which we hold 30% (at the end of 2002 10%) of the shares of Korea Cimatron Technologies Co. Ltd.

          Marketing Representatives

            In 1998 we funded the formation and operations of a marketing office in India, and in February 2001, we opened a marketing office in South Korea.   The purpose of these offices is to assist our local Providers in educating the market on our products. During the course of 2003, we intend to close our marketing office in China, due to the operations of our new subsidiary there.

Customers

            Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. Our customers are located in approximately 35 countries worldwide.

            In the years ended December 31, 2002, 2001 and 2000 approximately 54%, 47% and 50%, respectively, of our revenues were from Europe; approximately 11%, 16% and 15%, respectively, of our revenues were from Israel; approximately 23%, 21% and 15%, respectively, of our revenues were from the Far East; approximately 12%, 15% and 19%, respectively, of our revenues were from North America; and approximately 0%, 1% and 1%, respectively, of our revenues were from other countries.

          Geographical Breakdown of Our Revenue

          The following tables represent a geographical breakdown of our revenues from products and services from the last 3 years (in thousands of U.S. Dollars):

          Year 2002

Geographical Region	Products		Services

	Amount	Percent	Amount	Percent

Europe	5,933	53.2%	5,715	54.5%
Israel	734	6.6%	1,610	15.4%
Far East	3,340	30.0%	1,570	15.0%
North America	1,104	9.9%	1,495	14.3%
Other	39	0.3%	88	0.8%
Total	11,150	100%	10,478	100%

          Year 2001

Geographical Region	Products		Services

	Amount	Percent	Amount	Percent

Europe	7,105	53.1%	3,599	37.6%
Israel	1,060	7.9%	2,592	27.1%
Far East	3,449	25.8%	1,459	15.2%
North America	1,600	12.0%	1,831	19.1%
Other	166	1.2%	93	1.0%
Total	13,380	100%	9,574	100%

          Year 2000

Geographical Region	Products		Services

	Amount	Percent	Amount	Percent

Europe	8,167	53.4%	4,371	44.6%
Israel	1,459	9.5%	2,154	22.0%
Far East	2,508	16.4%	1,310	13.4%
North America	3,016	19.7%	1,811	18.5%
Other	150	1.0%	145	1.5%
Total	15,300	100%	9,791	100%

          Other than our Provider agreements and certain maintenance contracts with customers in Israel, we currently have no long-term contracts with any customer and sales are generally made pursuant to purchase orders received from distributors. As described and explained in Item 3, due to the magnitude of our international sales, we are subject to the normal risks of conducting business internationally.

          Potential Fluctuations in Operating Results; Seasonality

            Annual and quarterly fluctuations in the results of our operations may be caused by the timing and composition of orders from our customers and distribution channels.  Our revenue during a particular year has tended to be concentrated more heavily during the last quarter of the year, making annual results more difficult to predict until the end of such year.  Our future results also may be affected by a number of factors, including our ability to continue to develop, introduce and deliver new and enhanced products on a timely basis, to offer new products at competitive prices and to anticipate customer demands.  Our results may also be affected by currency exchange rate fluctuations and economic conditions in the geographical areas in which we operate.  In addition, we experience from time to time significant fluctuations in quarterly operating results due to a variety of factors, including delays in introduction, market acceptance of new products or product enhancements.  Products are generally shipped as orders are received and, consequently, quarterly sales and operating results depend primarily on the volume and timing of orders received during the quarter, which are difficult to forecast.  There can be no assurance that sales or profitability in any particular quarter will not be lower than those of the preceding quarters, including comparable quarters.  Our expense levels are based in part on our expectations for future revenue.  If revenue levels are below expectations, operating results are likely to be adversely affected. There is a direct relationship between falls in sales and a decrease in our net income.  All of the foregoing may result in unanticipated quarterly earnings shortfalls or losses.  Due to all the foregoing, we believe that period-to-period comparisons of our results of operations in any given year are not necessarily meaningful and should not be relied upon as indications of future performance.

Organizational Structure

            In February, 2002 Koonras, together with DBSI, completed the transaction with our former principle shareholder ZCT, for the purchase of all of our Ordinary Shares owned by ZCT for an aggregate sum of US $9.9 million, representing approximately 64.3% of our outstanding share capital. Following the completion of the transaction, each of Koonras and DBSI hold 2,573,820 shares, compromising approximately 32.15% of our outstanding share capital, and representing in the aggregate, 64.3% of the outstanding share capital of the Company.1 Koonras and DSBI have entered into an agreement, by which a number of their shares equal to, or greater than, 25.05% of our issued and outstanding share capital1 cannot be sold by either party without first offering such holding to the other party. Additionally, under such agreement, in the event that the selling party’s offer is refused, the other party shall then have the right to participate, pro-rata, with the selling party in the sale of his shares to a third party. Additionally, Koonras and DSBI have agreed that they will each appoint half of our directors, not including our outside directors, and that they will vote together at our shareholders meetings.

Property, Plants and Equipment

            We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a new lease agreement which we entered into in February 2003. We occupy an aggregate of approximately 2,006 square meters at this facility. In 2002 the aggregate annual lease payments for the office premises, under our previous lease with ZCT was approximately $376,000.

            The following table represents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2002 (in thousands of U.S. Dollars)

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE
		(in thousands of US$)

Headquarters in Israel	Givat Shmuel (Israel)	376

North American subsidiary	Michigan & Illinois (USA*)	138

German subsidiary	Ettlingen, Munich, Hamm & Chemnitz (Germany)	173

French subsidiary	Oyonnax (France)	20

UK subsidiary	Manchester (UK)	9

Japanese subsidiary	Tokyo (Japan)	36

Chinese subsidiary	Beijing (China) Wuki (China)	**

	Total	752

1          This includes 166,100 of our shares of which 159,600 shares we repurchased in the open marketbetween September 2002 and February 2003 pursuant to a decision of our board of directors inSeptember 2002 and the remaining 6,500 which we repurchased in the open market in 1999 and whichwere held by a trustee. On December 31, 2002 these 6,500 shares were transferred to us by the trustee.Under Israeli law, while these shares are considered to be part of our outstanding share capital, theyare “dormant shares” and as such they cannot be voted and do not provide any other rights other thanupon liquidation. See Item 6 – Repurchase of Our Shares.

* We closed our marketing office in Ontario in 2002 and our marketing efforts in Canada continue through our U.S. offices.

**We commenced operations from these offices in 2003.

Item 5.     Operating and Financial Review and Prospects

            The following selected consolidated financial statement of income data for the year ending on December 31, 2002 and the balance sheet date as of December 31, 2002 are derived from the financial statements set forth elsewhere in this annual report that have been audited by Brightman Almagor & Co. a member of Deloitte Touche Tohmatsu, independent auditors. The following selected consolidated financial statement of income data for the years ended December 31, 2001 and 2000, and the balance sheet data as of December 31, 2001 are derived from the financial statements set forth elsewhere in this annual report that have been audited by BDO, Ziv & Haft, independent auditors.  The selected balance sheet data as of December 31, 2000 is derived from other financial statements, which are not included in this annual report, that have been audited by BDO, Ziv & Haft, independent auditors. These financial statements have been prepared in accordance with US GAAP.  The selected consolidated financial statements set forth below should be read in conjunction with and are qualified by our consolidated financial statements, the notes thereto and the financial information included elsewhere in this annual report.

Critical Accounting Policies

            Our financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in United States.

            The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

            Revenue Recognition

            We recognize revenues in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition, as amended.

            Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements we allocate revenue to each element based on the relative fair values of the elements. Our determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately.

            Service revenues include consulting services, post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided.

            We have no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, no provision in respect thereof is included in our financial statements.

Operating Results

	December 31,

	2000	2001	2002

	In thousands of US$ (except per share amount)
Statement of Income Data:
Revenue:
Products	15,300	12,371	11,150
Services	9,791	10,583	10,478

Total	25,091	22,954	21,628
Cost of revenue:
Products	4,234*	4,920*	3,234
Services	2,922	2,394	1,783

Total	7,156	7,314	5,017

Gross profit	17,935	15,640	16,611
Research and development costs, net	8,269*	7,626*	5,562
Restructuring Costs	-	250	(250)
Selling, general and administrative expenses	13,601*	12.711*	11,670

Operating loss	(3,935)	(4,947)	(371)
Financial income (Expenses), net	219	(467)	428
Other income (expenses)	22	(81)	1

Loss before taxes	(3,694)	(5,495)	58
Taxes on income	26	(163)	(48)

Net loss	(3,668)	(5,658)	10

Net loss per share	(0.46)	(0.71)	(** )
Weighted average number of shares outstanding	7,991	8001	7,901

             * Re-Classified
             * * Less than $0.01

	2000	2001	2002

	In thousands of US$
Balance Sheet Data
Cash and cash equivalents	3,218	4,534	4,077
Short-term Investments	6,500	4,440	4,017

Total cash, cash equivalents and short- term investments	9,718	8,974	8,094
Working capital	13,167	10,840	10,861
Total assets	27,770	22,855	21,371
Total liabilities	7,880	8,313	7,212
Shareholders’ equity	19,890	14,542	14,159

           Revenue

          Revenue includes revenue from: (i) sales of software licenses; (ii) sales of hardware; (iii) software and hardware maintenance fees; (iv) service bureau activities (in Israel); and (v) other services related to the software.  Our total revenue decreased to approximately  $21.6 million in 2002 from approximately $23.0 million in 2001, a decrease of approximately 6%.  This decrease follows a previous decrease in total revenue from $25.1 million in 2000, a decrease of approximately 8% in comparison with 2001. The decrease in revenue in 2002 is primarily due to the recession in Israel. The decrease in revenue in 2001 was primarily due to (a) the general state of recession in the world markets, and (b) the effects of the aftermath of the events of September 11, 2001, and (c) the process of replacing Cimatron IT with Cimatron E as our flagship product.

            For a geographical breakdown of our revenue, please refer to Item 4 “Customers – Geographical Breakdown of our Revenue”, which is incorporated herein by reference.

            Cost of Revenue

            Cost of revenue consists of four major components: (i) the cost of our Israel-based operations; (ii) hardware costs in Israel, Germany and France; (iii) international software cost of revenue (including packaging, freight and manual preparations); (iv) royalties payable to third parties (as more fully set forth below) (v) royalties payable to the Office of the Chief Scientist (OCS); and (vi) amortization of capitalized software development costs. Cost of revenue was $5 million in 2002, $7.3 million in 2001 and  $7.1 million in 2000, a decrease of 31% and an increase of 2% respectively.  The decrease in the cost of revenue for the year 2002 was primarily due to (a) a decrease in salary and employee benefits, and (b) a one-time write off in 2001 of $886,000 against modules for Cimatron E that were determined by us to be non-saleable (See Note 7 of the Financial Statements). The increase in the cost of revenue for the year 2001 was primarily due to a one-time write off in 2001 (which mentioned above and which was offset by (a) a decrease in service bureau activities, and (b) a widening of our profit margin effected by improving profit efficiency. Gross profit as a percentage of total revenue, was 76.8%, 68% and 71.5% in 2002, 2001, and 2000 respectively.

            Research and Development, Patents and Licenses, etc.

            Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $5.6 million in 2002, $7.6 million in 2001, and $8.3 million in 2000.  The decrease in 2002 and 2001 was due to a continued reduction in salaries and personnel.

            Selling, General and Administrative Expenses

            Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel (the “Marketing Fund”), including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2000, 2001, or 2002 and do not expect to receive any such grants in the future. General and administrative expenses consist of: (i) compensation costs for administration, finance and general management personnel; (ii) office maintenance and administrative costs; (iii) rent; (iv) fees paid for management services to ZCT in January and February 2002 and to DBSI and Koonras from March 2002 onwards; and (v) reserves for doubtful debts.

            In 2002, selling, general and administrative expenses decreased to $11.7 million, a decrease of 8% from 2001.  This decrease was primarily due to a reduction in salaries and employee benefits. Such expenses decreased to $12.7 million in 2001 from $13.6 million in 2000, a decrease of 6.5%. This decrease was primarily due to a reduction in our marketing costs and a decrease in our personnel.

            Financial Income (Expenses)

          Financial income (Expenses) consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on tax rebates and currency translation adjustments between the U.S. dollar exchange rate imposed on our assets and liabilities.  Financial income was $428,000 in 2002, and expenses were $467,000 in 2001, and an income of $219,000 in 2000. The increase in the year 2002 was primarily due to (a) the gain from the sale of funds, a part of which was recorded in our financial statements for the previous year under other comprehensive income; and (b) the revaluation of the EURO in relation to the U.S. dollar.  The decrease in the year 2001 was primarily due to (i) an unrealized gain on available for sale securities which were recorded under “other comprehensive income” in the Financials (see Note 5c of the Financials), and (ii) realized losses from the sale of securities.

            Liquidity and Capital Resources

            During 2002 we generated $4 million from proceeds from the sale of bonds and funds and $0.09 million from the sale of property and equipment.  We invested $3.5 million in bonds, $0.35 million in the purchase of property and equipment, $.04 million in our Korean joint venture, $0.13 million in treasury stock and we used  $0.6 million in operating activities.  These transactions caused our aggregate amount of cash and cash equivalents to be $4.1 million in the year 2002 as opposed to $4.53 million in the year 2001, and our short-term investments to be $4 million in 2002 as opposed to $4.44 million in 2001.

            We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities.

            Impact of Tax Assessments

            On December 31, 2002 the Israeli tax authorities issued us tax assessments for the years 1998 to 2000.  These tax assessments claim that we are required to pay taxes in the amount of approximately $465,000 and that our carry forward tax losses should be reduced by approximately $206,000. We believe that the claims made by the tax authorities are without merit.  We filed an appeal in respect of these assessments within the period prescribed under Israeli law. We believe that ultimately, we will not suffer a material tax liability for the years in question. We have recorded a provision in an amount of $37,000 in the financial statements for this matter.

            Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

            For many years prior to 1986, the Israeli economy was characterized by high rates of inflation and devaluation of the Israeli currency against the U.S. dollar and other currencies.  However, since the institution by the Israeli government of an economic recovery program in 1985, inflation, while continuing, has been significantly reduced and until recently the rate of devaluation has substantially diminished.  Since the majority of our revenues are denominated and paid in U.S. dollars, we believe that inflation and fluctuations in the U.S. dollar exchange rate have no material effect on our revenue. Inflation and U.S. dollar exchange rate fluctuations, however, have some effect on our expenses and, as a result, on our net income/loss.  The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

      The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months from a low of NIS 4.373 to the dollar to a high of NIS  4.924 to the dollar.  The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =
December 2002	4.632	4.791
January 2003	4.769	4.898
February 2003	4.810	4.924
March 2003	4.687	4.858
April 2003	4.521	4.671
May 2003	4.373	4.577

            The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 1998 - December 31, 1998	3.810 NIS/$1
January 1, 1999 - December 31, 1999	4.154 NIS/$1
January 1, 2000 - December 31, 2000	4.067 NIS/$1
January 1, 2001 - December 31, 2001	4.219 NIS/$1
January 1, 2002 - December 31, 2002	4.738 NIS/$1

            In  1998, the rate of devaluation of the NIS against the U. S. Dollar  exceeded the rate of inflation, a reversal from prior years. This was not the case in 1999, when the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3%.  In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the NIS was devalued against the dollar by 9.3%.  As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2001, but they did not materially affect our results of operations in such periods. In 2002 the rate of inflation was 6.5% and the rate of devaluation of the NIS against the dollar was 7.27%.

            We are engaged in hedging and other transactions intended to manage part of the risks relating to foreign currency exchange rate or interest rate fluctuations.  We may continue to undertake such transactions in the future, if management determines that it is necessary to offset such risks.

            Trend Information

            We place a heavy emphasis on international sales of our product.  As a result, we are susceptible to losses due to the current worldwide slowdown in technology-based companies and to economical slowdowns in various parts of the world.  The slowdown in the US economy since 2001 and the continued recession in the Japanese markets, particularly in the automotive industry, have adversely affected our sales revenues.  In addition, an increase in the competitiveness in the market in which we operate has caused us to continue to reduce our prices.  If we need to continually reduce our product price due to market pressures, our sales revenue may be negatively affected.

            At the end of the third quarter of 2001, we launched our new product, Cimatron E, which has been described above in Item 4: “Principal Operations, Product and Development”.   The product is in the process of replacing Cimatron IT and now constitutes a majority of our sales.

            Another trend in our business is that we tend to complete most of our sales in the second and fourth quarters of the year thus causing reported financial information on a quarterly basis to be non-indicative of future operating results or the accurate financial condition of the company. (See Item 4 above).

Item 6.     Directors, Senior Management and Employees

Directors and Senior Management

            As of the date of this annual report, our Directors, senior management and key employees were as follows:

Name	Age	Position

Rimon Ben-Shaoul	58	Chairman of the Board
Yossi Ben Shalom	48	Director
Barak Dotan	35	Director
Kenny Lalo	45	Director
David Golan	62	Director
Ofra Brown	49	Outside Director
Ophira Rosolio-Aharonson	53	Outside Director
Nitzan Sapir	46	President and Chief Executive Officer
Alon ZelZion	51	Executive Vice President of Marketing
Micha Ronen	39	Vice President of Finance and Chief Financial Officer
Natan Mosak	46	Vice President of Sales
Shimon Friedman	52	Vice President of Research and Development
Shmuel Saban	41	Manager, Israel Division

Rimon Ben-Shaoul has served since February 2001 as Co-Chairman, President and Chief Executive Officer of Koonras Technologies Ltd. and as a Chairman or member of the boards of various companies of the Polar Investments Group.  From June 1997 to February 2001 he served as President and Chief Executive Officer of Clal Industries and Investments Ltd. and served as a member of the board of Clal (Israel) Ltd. and on the board of several of its subsidiaries.  From 1985 to June 1997, he served as President and Chief Executive Officer of Clal Insurance Company Ltd., as a member of its board and as Chairman or a member of the board of several of its subsidiaries.  Mr. Ben-Shaoul holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

Yossi Ben Shalom is a co-founder of DBSI Investments Ltd.  Prior to establishing DBSI Investments, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR), from 1998 through 2000.  Prior to that, he served as Chief Financial Officer of Tadiran Ltd.  Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others.  Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

Barak Dotan is a co-founder of DBSI Investments Ltd.  Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas.  Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

Kenny Lalohas served since 2001 as Vice President of Koonras Technologies Ltd. and as a member of the board of several of its affiliates.  Mr. Lalo has acted in the capacity of “of-counsel” to the law firm of Eitan, Pearl, Latzer & Cohen-Zedek since 2001.  From 1993 to 2001, he served as general counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the board of several of its affiliates.  From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA.  Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown University and a master’s degree in business administration from Northwestern University, Chicago.

David Golan has been a director on our board since 1992 and is a former Chairman of the board.  Mr. Golan is currently an executive director in the Binat Group and serves on the board of directors of several public and private companies.  From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments, not including ZCT.  From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd.  From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings.  Mr. Golan was formerly president of Gal Weisfield Industries Ltd.  Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

Ofra Brown currently serves as the Chief Financial Officer of VIZRT Ltd., a public company traded on the Neuer Markt in Frankfurt and on the board of directors of Nexus Telocation Systems Ltd., a public company traded on the NASDAQ, Orev Technologies (1977) Ltd. and Investec Underwriting and Consulting (Israel) Ltd. From 1999 to 2001, Ms. Brown served as the Chief Financial Officer of BVR Technologies Ltd., a company publicly traded on the NASDAQ.  From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd.  Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University, Israel and a master’s degree in business administration from City University of Seattle, USA.

Ophira Rosolio-Aharonson currently serves as the Chief Executive Officer of Seagull Tech Ventures Ltd., and serves as an active executive director at several private hi-tech companies and publicly traded companies on NASDAQ, EASDAQ and the Tel Aviv Stock Exchange.  From 1990 to 1999, Ms. Rosolio-Aharonson served as the Chief Executive Officer of Seagull Tech, Inc. and Terra Computers Inc.  From 1980 through 1989, Ms. Rosolio-Aharonson held several senior positions at Clal Ltd., a company publicly traded on the Tel Aviv Stock Exchange, Israel, including director, Chief Executive Officer, Chief Operations Officer and Vice President of Sales and Marketing of Clal Ltd.’s subsidiaries.  Ms. Rosolio-Aharonson holds a Bachelor of Science degree in applied mathematics and physics from the Technion, Israel and a master’s degree in business administration from Tel Aviv University, Israel.

Nitzan Sapir has been our President and Chief Executive Officer since January 1, 2000.  From 1998 through 1999, Mr. Sapir served as Senior Marketing and Sales Manager of Amdocs Ltd. From 1994 through 1998, Mr. Sapir served as Chief Executive Officer of RDC Ltd. and AP Ltd., members of the Computer Direct Group.  From 1987 through 1994, Mr. Sapir served as Senior Marketing and Sales Manager at Digital (Israel). Mr. Sapir holds a Bachelor of Science degree in industrial engineering from the Technion, Israel Institute of Technology, and a master’s degree in business administration from Tel Aviv University.

Alon Zelzion has been our Vice President Marketing since November 2002. Mr. Zelzion brings 23 years of marketing, business development and management experience to Cimatron and has held key positions in several companies including Tadiran, Adacom, CAPE Systems, ScanVec and Vsoft, and up until recently, managed Solidimension, a developer of a unique 3D printer. Mr. Zelzion holds a B.Sc. in Electronic and Computer Engineering from California State Polytechnic University and an M.Sc. in Engineering from California State University.

Micha Ronen has been our Vice President Finance and Chief Financial Officer since April 2000.  Prior to joining our company he was Chief Financial Officer of Shilav Group where he was employed from 1995 through March 2000. From 1992 to 1995 Mr. Ronen was Chief Financial Officer of Sheff Agencies Ltd.  Mr. Ronen holds a bachelor’s degree in mathematics and accounting and a master’s degree in business administration from Tel Aviv University. Mr. Ronen is a certified public accountant in Israel.

Natan Mosak has been our Vice President of Sales since January 1998. He served in various positions in our company, including Vice President Sales of the Americas, and Marketing and Sales Manager of our Israeli operations. From 1987 to 1989 he was employed by Hor-Tal, a leading industrial equipment distributor in Israel as a Marketing Manager. From 1983 to 1987 he was employed by Telkoor, where he headed an engineering development group of military projects. Mr. Mosak holds a bachelor of science degree in mechanical engineering from Tel-Aviv University and a master’s degree in business administration from Tel-Aviv University.

Shimon Friedman has been our Vice President of Research and Development since the middle of 2000. Prior to that he served in various positions in our company, including Director of CAD/CAM Infrastructure, Project Manager, Director of Product Research and Development and Project Leader. From 1993 to 1995 he was employed by Amdocs Inc., where he served as a Project Leader. From 1982 to 1986 he served as a Senior Systems Analyst for TERA Corporation. From 1981 to 1982 he was a visiting Professor at the University of California in the Mathematics Department. Mr. Friedman has a bachelor’s degree in mathematics and statistics from Tel-Aviv University, a master’s degree in statistics from Tel-Aviv University and a Ph.D. in statistics from the University of California.

Shmuel Saban has been the Manager of our Israel Division since July 1996. Between 1984 and 1996 Mr. Saban filled a number of positions within our research and development division as well as in our Israel Sales Division. Mr. Saban is an engineering technician.

Compensation

            During the year ended December 31, 2002, we paid in the aggregate approximately $819,000 in direct remuneration to our directors and officers as a group who served in the capacity of director or executive officer during such year (including the additional monthly sum paid to Mr. David Eoker. See paragraph below). The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.  In addition, we have set aside or accrued approximately $114,000 to provide pension, retirement or similar benefits to our Directors, officers and employees.

            In July 2002, our shareholders approved the monthly payment of $3,665 plus Value Added Tax to Mr. David Golan, one of our directors. The payments are for consultancy services provided to us, and were approved to be paid over a period of 36 months commencing April 2002.

Board Practices

          Board of Directors

            Our Articles of Association provide for a Board of not less than two members. Each Director, with the exception of outside directors who are elected to serve set periods of time as described below, is elected to serve until the next annual general meeting of shareholders and until his successor has been elected. Officers serve at the discretion of the Board.

          Substitute Directors

            Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve as both director and as a substitute director.

            The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment.  Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute, unless the instrument appointing him provides otherwise, and the right to remuneration.  The substitute director may not act at any meeting at which the director appointing him or her is present.  Unless the appointing director limits the time period or scope of any appointment, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term.  To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

          Outside Directors

          The new Israeli Companies Law, which took effect on February 1, 2000, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors.

          No person may be appointed as an outside director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as outside director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.  The term “affiliation” includes:

•	an employment relationship;
•	a business or professional relationship maintained on a regular basis;
•	control; and
•	service as an office holder.

          No person may serve as an outside director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an outside director or may otherwise interfere with the person’s ability to serve as an outside director.  If, at the time outside directors are to be appointed, all current members of the board of directors are of the same gender, then at least one outside director must be of the other gender.

          Outside directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or
•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an outside director is three years and may be extended for an additional three years.  Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.  Each committee of a company’s board of directors must include at least one outside director.  Our outside directors are Ofra Brown and Ophira Rosolio-Aharonson, each of who will complete their term in April 2005 respectively, in accordance with Israeli law.

          An outside director is entitled to compensation as provided in regulations adopted under the new Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

          In addition, pursuant to the listing requirements of the NASDAQ SmallCap Market, we are required to have at least two independent directors on its board of directors.  Two of our directors qualify both as independent directors under the NASDAQ SmallCap Market requirements and as outside directors under the Companies Law.

          Audit Committee

          The new Companies Law requires public companies to appoint an audit committee.  The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, and reviewing the quarterly and annual balance reports and recommending their approval before our board or directors.  An audit committee must consist of at least three directors, including the outside directors of the company.  The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          We are also required by the NASDAQ SmallCap Market to establish an audit committee; at least a majority of whose members is independent of management. Our two independent directors serve on the audit committee of the board of directors.

          Internal Auditor

          Under the new Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee.  The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the new Companies Law, the internal auditor may be an employee of the company but not an office holder (as defined below), or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.  Dr. Naftali Freed serves as our Internal Auditor.

          As of the date of this annual report, Messrs. Yossi Ben-Shalom, Kenny Lalo, and Ms. Ofra Brown were serving as members of our audit committee with Ms. Ophira Rosolio-Aharonson serving as chairperson of our audit committee.

Employees

          The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2002	2001	2000

Research and Development (decrease)	80	85	100
Marketing, Sales and	132	124	134
Customer Support (increase)
Administration and Management	10	10	13
Total (increase)	222	219	247

          As of May 31, 2003, we employed 217 full-time personnel, of whom 79 (most of whom hold advanced technical degrees) were employed in research and development, 26 were employed in marketing, 3 employees were employed in our representative offices in the world, 16 were employed in Israel operations, 15 were employed by our North American subsidiary, 42 were employed by our German subsidiary, 5 were employed by our French subsidiary, 2 were employed by our Japanese subsidiary, 5 were employed by our British subsidiary, 16 were employed by our Chinese subsidiary, and 8 were employed in various administrative, information systems and management positions.  In addition, we employed 27 part-time persons on average during the year 2002 and through May 31, 2003 we employed 22 part-time persons.

          Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor. These provisions concern principally the length of the workday; minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment. We generally provide our employees with benefits and working conditions beyond the required minimums. In addition to salary and other benefits, certain of our marketing personnel are paid commissions based on our performance in certain territories worldwide.

          Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 14.6% of the employee’s wages (up to a specified amount), of which the employee contributes approximately 66% and the employer contributes approximately 34%.

          A general practice that we follow, although not legally required, is the contribution of funds on behalf of most of its employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. We decide whether each employee is entitled to participate in the plan, and each employee who agrees to participate contributes an amount equal to 5% of his salary and the employer contributes between 13.3% and 15.8% of his salary.

Share Ownership

          1996 Share Option Plan

          In January 1996, the Board adopted a share option plan (the “Share Option Plan”) pursuant to which 316,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our Directors, officers, employees and consultants. The Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. The options are for a 10-year term and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In March and April 2000, options to purchase 39,750 shares were exercised.  As of May 31, 2003, options to purchase 45,500 of such shares were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January 1998, the board of directors amended the exercise price of such options to $5.00 per share. These outstanding options are, subject to the continued employment of each employee, exercisable commencing two years after the date of grant at a rate of 25% per year. Thegrantee is responsible for all personal tax consequences of the grant and the exercise thereof.

          1998 Share Option Plan

          In April 1998, the board of directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our Directors, officers, employees and consultants. The 1998 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. As of May 31, 2003, options to purchase 131,500 of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan.These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

          In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under each of the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to our Directors, officers, employees and consultants. As a result of the new guidelines, as of May 31, 2003, options to purchase 153,000 of such shares were outstanding at a price of $4.50 per share, options to purchase 160,000 of such shares were outstanding at a price of $2.00 per share and options to purchase 406,250 of such shares were available for grants to our Directors, officers, employees and consultants. The options with an exercise price of $4.50 are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employmentof each employee. The 160,000 options with an exercise price of $2.00 that were granted to Mr. Nitzan Sapir in October 1999, were exercisable as of one year after the date of commencement of Mr. Sapir’s employment (which was January 1, 2000), at a rate of 33.33% per year, subject to the continued employment of Mr. Sapir, and expire on January 1, 2010. However, pursuant to the change of control provisions contained in his employment agreement, all of Mr. Nitzan Sapir’s options vested immediately following the acquisition of 5,147,640 shares in the Company from ZCT by Koonras and DBSI. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. We intend to grant additional options to our various Directors, executive officers and employees.

          Other than Nitzan Sapir who holds 2,300 shares in addition to the options as discussed above, Shimon Friedman, Shmuel Saban and Natan Mosak are the only officers in possession of shares in our company.  All three of them hold, in the aggregate, less than 1% of the company’s shares.

          Repurchase of Our Shares

          Pursuant to a decision of our board of directors in September 2002, we repurchased 159,600 of our shares, which constitutes 1.99% of our issued share capital.  We purchased these shares in the open market between September 2002 and throughout February 2003 at the average price of $0.95 per share. We also repurchased 50,000 shares in 1999, of which 43,500 were distributed to employees and management, and the remaining 6,500 shares were held by a trustee. On December 31, 2002 these 6,500 were transferred to us by the trustee.  Under Israeli law, while these shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

          The following table sets forth information, as of May 31, 2003, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by any person who is known to own at least 5% of the ordinary shares of our company.  The voting rights of our major shareholders do not differ from the voting rights of holders of all our ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares[1]

Koonras Technologies Ltd. 21 Ha’arba’ah St. Tel-Aviv, Israel	2,573,820	32.15%
DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	2,573,820	32.15%
Arie Feldman 30 Asher Barash St. Herzliya, Israel	630,000	7.9%

          Risk factor “Two of our shareholders beneficially own a substantial amount of our ordinary shares and may therefore, influence our affairs”, is hereby incorporated by reference.

Related Party Transactions

Services Agreement

          Until February 2002, our former principle shareholder ZCT pursuant to an agreement, provided us with certain corporate and administrative services, including, but not limited to, executive management, facilities and other such services as were agreed upon from time to time between us and ZCT (See Note 14 to the Financial Statements). The primary executive management services that we received under the agreement represented the services of the chief executive officer and the chief financial officer of ZCT, who did not receive separate fees for such services.Pursuant to such agreement, we shared the expenses relating to the specific services we requested of ZCT with the other subsidiaries of ZCT that also requested such services from ZCT.  From January 1, 1999 until December 31, 2001 we paid ZCT a fixed price of NIS 1,560,000 per year for these services. For the Period of January 1, 2002 through February 21, 2002 we paid ZCT an aggregate of NIS 230,000.

          As of February 21, 2002 ZCT agreed to assign all rights and obligations thereunder to Koonras and DBSI.   An assignment of this agreement to Koonras and DBSI was approved by our shareholders on July 11, 2002. From February 21, 2002 through December 31, 2002 we paid Koonras and DBSI an aggregate of a of NIS 1,343,500 for these services. Koonras and DBSI will continue to provide these services for an annual fee of NIS 1,560,000 (linked to the Israeli Consumer Price Index as of July 2002).

1 This includes 166,100 of our shares of which 159,600 shares we repurchased in the open market between September 2002 and February 2003 pursuant to a decision of our board of directors in September 2002 and the remaining 6,500 which we repurchased in the open market in 1999 and which were held by a trustee. On December 31, 2002 these 6,500 shares were transferred to us by the trustee. Under Israeli law, while these shares are considered to be part of our outstanding share capital, they are “dormant shares” and as such they cannot be voted and do not provide any other rights other than upon liquidation. See Item 6 – “Repurchase of Our Shares”.

          In addition, pursuant to a lease with our former principle shareholder ZCT, we leased office space from ZCT until the end of January 2003.  The total amount paid by us to ZCT pursuant to this agreement was approximately $376,000, $377,000, and $394,000, in 2002, 2001 and 2000, respectively.

          On account of the above services and lease agreement, we paid ZCT $794,000, $1,152,00, and $1,285,000, respectively, for the years ended December 31, 2002, 2001 and 2000.

          For information regarding our current lease agreement, see Item 10 “Material Contracts.”

Item 8.     Financial Information

Consolidated Statements and Other Financial Information

          Our consolidated financial statements and other financial information are incorporated herein by reference to pages F-1 through F-28.

          Legal Proceedings

          We are not a party to any material litigation, either in Israel or abroad, and are not aware of any pending or threatened litigation that would have a material adverse effect on our company or our business operations.

          Dividend Distribution Policy

          Certain of our enterprises are Approved Enterprises.  In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 25%. We have not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

          Significant Changes

          Since the date of our consolidated financial statements there has not been a significant change in our company other then as set forth in the Financial Statements.

Item 9.      The Offer and Listing

Offer and Listing details

          Our ordinary shares were quoted on the NASDAQ National Market System from March 1996 until April 17, 2001 from which time our ordinary shares have been traded on the National SmallCap Market.  Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT.  The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside the United States.  The table below sets forth the high and low bid prices of the Ordinary Shares, as reported by NASDAQ (on each of the National and SmallCap Markets as applicable) during the indicated fiscal quarters:

Period	High (U.S. $)	Low (U.S. $)
May 2003	1.2	0.95
April 2003	1	0.9
March 2003	1	0.9
February 2003	1.01	0.9
January 2003	1	0.88
December 2002	1.1	0.86
November 2002	0.90	0.78
Fourth Quarter 2002	1.1	0.78
Third Quarter 2002	1	0.7
Second Quarter 2002	1.23	0.8
First Quarter 2002	1.49	0.82
Fourth Quarter 2001	1.17	0.51
Third Quarter 2001	0.8	0.58
Second Quarter 2001	0.95	0.74
First Quarter 2001	1.63	0.75
Fourth Quarter 2000	2.2812	1.0312
Third Quarter 2000	3.0	2.1562
Second Quarter 2000	4.125	1.8125
First Quarter 2000	7.0	3.0
1999	3.69	1.4375
1998	2.25	1

Markets

          Our shares are traded only on the NASDAQ SmallCap Market, where they are listed and traded on under the symbol “CIMT”.

Item 10.     Additional Information

Memorandum and Articles of Association

Articles of Association; Israel Companies Law

          In February 2000 the Companies Ordinance (New Version)-1983 was replaced by the Companies Law.  Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law.  In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our Articles are not consistent with the Companies Law, the provisions of the Companies Law shall apply unless specifically stated otherwise in the Companies Law.  Similarly, in all places that our Articles refer to a Section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

          Our shareholders approved our Articles of Association in March of 1996. Our objective as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

          We have currently have only one class of securities outstanding, our Ordinary Shares, par value NIS 0.10 per share. No preferred shares are currently authorized.

          Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution carried at a General Meeting by 75% of those who vote is required. The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

          Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders.  No business may be commenced until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Israeli Companies Law (the “Companies Law”) pursuant to procedures established by the board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);
•	appointment or termination of our auditors;
•	appointment and dismissal of directors;
•	approval of acts and transactions requiring general meeting approval under the Israeli Companies Law;
•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;
•	any merger as provided in section 320 of the Israeli Companies Law;
•	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Israeli Companies Law.

          A special meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights.  Shareholders requesting a special meeting must submit their proposed resolution(s) with their request.  Within 21 days of receipt of the request, the board must convene a special meeting and send out notices setting forth the date, time and place of the meeting.  Such notice must be given at least 21 days, but not more than 35 days, prior to the special meeting.

          Our Articles provide that our board of directors may from time to time, at their discretion, borrow or secure the payment of any sum of money for the objectives of the Company.  Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

          According to our Articles, the board of directors may delegate any authority they have to a committee comprised of members of the board.  Any committee to whom the board’s powers were delegated to must abide by the regulations enacted by the board in respect of such delegated powers.  In the absence of any such regulations, the committee must abide by our Articles.  Our board has currently appointed one committee, which is our Audit Committee as described above in Item 6.

          The Israeli Companies Law

          The Israeli Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Israeli Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title.

          The Israeli Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

          In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the Articles of Association of the company provide otherwise.  The transaction must not be adverse to the company’s interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the Articles of Association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

          Agreements regarding directors’ terms of employment require the approval of the board of directors and the audit committee.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

•	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and
•	the matter requires approval of the shareholders at a general meeting.

          According to the Israeli Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

          The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

          In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company.  The regulations to the Israeli Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

          Under the Israeli Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

•	any amendment to the Articles of Association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of interested party transactions that require shareholder approval.

          In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.  The Israeli Companies Law does not describe the substance of this duty. The Israeli Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Material Contracts

          Other than our services agreement described in Item 4: “Property, Plants and Equipment” and our current lease agreement, described below, all of the contracts that we have entered into over the past 2 years have been in the ordinary course of our business.

          In February 2003 we leased the same office space from a private commercial property owner under a new lease agreement.  The term of the lease is for an additional three years with an option to extend for an additional three years.

Exchange Controls

          The Israeli Currency Control Law- 1978, imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits.  In May 1998, a new “general permit” was issued pursuant to which substantially all transactions in foreign currency are permitted.  Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the Company’s securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments.

Taxation

          The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on our subsidiaries and us.  The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we and some of our subsidiaries benefit.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

          The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

          Israeli companies are generally subject to company tax at the rate of 36% of taxable income. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less.  Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli Consumer Price Index.  The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements.  See note 13d of our financial statements.

Law for the Encouragement of Capital Investments, 1959

          Certain of our operations have been granted Approved Enterprise status under the Law for the Encouragement of Capital Investments, 1959, as amended (referred to as the Investment Law).

          The Investment Law provides that a capital investment in eligible facilities may, upon application to the Investment Center of the Ministry of Industry and Trade of the State of Israel (referred to as the Investment Center), be designated as an Approved Enterprise.  Each certificate of approval for an Approved Enterprise relates to a specific investment program delineated both by its financial scope, including its capital sources, and by its physical characteristics, e.g., the equipment to be purchased and utilized pursuant to the program.  The tax benefits derived from any such certificate of approval relate only to taxable income attributable to the specific Approved Enterprise.

          Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 36% as stated above) for a period of time termed the benefit period. The benefit period is a period of 7 years commencing with the year in which the Approved Enterprise first generated taxable income.  The benefit period is in any event limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefits period may extend to a maximum of ten years from the commencement of the benefit period.  Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the benefit period and is taxed at a rate of 25% or lower for the remainder of the benefit period.  A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

          A company that qualifies as a “Foreign Investors’ Company” is entitled to further reductions in the tax rate normally applicable to Approved Enterprises. Such benefits will be granted only to enterprises that sought approval no later than December 31, 2002. Subject to certain conditions, a “Foreign Investors’ Company” is a company which has more than 25% of its combined shareholders’ investment in share capital (in terms of rights to profits, voting and the appointment of directors) and in long term shareholders’ loans made by persons who are not residents of Israel. The percentage owned by nonresidents of Israel for any tax year will be determined by the lowest percentage of any of the above rights held by nonresidents during that year. Such a company will pay company tax at reduced rates for an extended ten-year (rather than the otherwise applicable seven-year) period and is exempt from any other tax on the income from its Approved Enterprise:

For a company with foreign investment of:

Company Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

          Should our foreign shareholders exceed 25%, future Approved Enterprises might qualify for reduced tax rates for an additional three years, after the seven years mentioned above. However, there can be no assurance that we will attain approval for additional Approved Enterprises or that the provisions of this Law will be extended without change or that the above-mentioned shareholding proportion will be reached for each subsequent year.

          In addition, a company owning an Approved Enterprise may elect (as we have) to forego certain Government grants extended to Approved Enterprises in return for an “alternative package” of tax benefits (the “Alternative Package”). Under the Alternative Package, a company’s undistributed income derived from an Approved Enterprise will be exempt from Company Tax for a period of between two and ten years, depending in part on the geographic location of the Approved Enterprise within Israel, and such company will be eligible for the regular tax benefits under the Investment Law for the remainder of the Benefits Period if any.

          A company, such as ours, that has elected the Alternative Package and that subsequently pays a dividend out of income derived from the Approved Enterprise(s) during the tax exemption period will be subject to deferred company tax in respect of the amount distributed (including the company tax thereon) at the rate which would have been applicable had such company not elected the Alternative Package. This rate is generally 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

          The dividend recipient is taxed at the reduced rate applicable to dividends from Approved Enterprises (generally, 15% as compared to 25%), if the dividend is distributed during the tax benefit period or within 12 years after this period.  However, the limitation does not apply if the company qualifies as a foreign investors’ company. In the event, however, that the company also qualifies as a Foreign Investors’ Company, there is no such time limit.  This tax must be withheld by such company at source, regardless of whether the dividend is converted into foreign currency.

          Subject to certain provisions concerning income subject to the Alternative Package, all dividends are considered to be attributable to the entire enterprise and the effective tax rate on the dividend is the result of a weighted combination of the various applicable tax rates.  However, such company is not obliged to distribute exempt retained profits under the Alternative Package, and such company may generally decide from which year’s profits to declare dividends.

          The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program.  We have not utilized this benefit.

          Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company.  Accordingly, there can be no assurance that any such application will be approved.  In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above.  In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage differences and interest.  See note 13a of our financial statements.

Law for the Encouragement of Industrial Research and Development, 1984

          Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

          The terms of these grants prohibit the manufacture outside of Israel without the prior consent of the Research Committee. Such approval, if granted, is generally subject to an increase in the total amount to be repaid to the Office of the Chief Scientist to between 120% and 300% of the amount granted, depending on the extent of the manufacturing to be conducted outside of Israel. A recent amendment to the Research Law has provided that the restriction on manufacturing outside of Israel shall not apply to the extent that plans to so manufacture were declared when applying for funding.

          The Research Law also provides that know-how from the research and development, which is used to produce the product, may not be transferred to Israeli third parties without the approval of the Research Committee, and may not be transferred to non-Israeli third parties at all. A recent amendment to the Research Law has stressed, that it is not just transfer of know-how that is prohibited, but also transfer of any rights in such know-how.  Such restriction does not apply to exports from Israel of products developed with such technologies. Approval of the transfer may be granted only if the transferee abides by all of the provisions of the Research Law and regulations promulgated thereunder, including the restrictions on the transfer of know-how and the obligation to pay royalties.
There can be no assurance that the consents described above, if requested, will be granted.

Tax Benefits and Grants for Research and Development

          Israeli tax law allows, under certain conditions, a tax deduction in the year incurred for expenditures (including capital expenditures) in scientific research and development projects if the expenditures are approved by the relevant Israeli Government Ministry (determined by the field of research) and the research and development is for the promotion of the enterprise and is carried out by or on behalf of the company seeking such deduction. Expenditures not so approved are deductible over a three-year period.  However, expenditures made out of proceeds made available to us through government grants are not deductible according to Israeli law.

Law for the Encouragement of Industry (Taxes), 1969

          The following preferred corporate tax benefits, among others, are available to Industrial Corporations (including us).

•	Deduction of purchases of know-how and patents over eight years for tax purposes.
•	Deduction, for tax purposes, of expenses incurred in connection with certain public securities issuances.
•	Accelerated depreciation rates on both equipment and buildings.
•	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

Taxation under Inflationary Conditions

          The Income Tax Law (Inflationary Adjustments), 1985 (the “Inflationary Adjustments Law”) is intended to neutralize the erosion of capital investments in business and to prevent tax benefits resulting from deduction of inflationary expenses.  This law applies a supplementary set of inflationary adjustments to the normal taxable profits computed under regular historical cost principles.  We are taxed under this law, although the application of certain of the provisions of this law was suspended for the tax years 2000 and 2001 because of the nil rate of inflation in those years.

          Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, in accordance with the changes in the consumer price index.  In addition, subject to certain limitations, depreciation of fixed assets and losses carried forward are adjusted for inflation on the basis of changes in the consumer price index.

          The salient features of the Inflationary Adjustments Law can be described generally as follows:

          A special tax adjustment for the preservation of equity whereby certain corporate assets are classified broadly into Fixed (inflation resistant) Assets and Non-Fixed (soft) Assets.  Where a company’s equity, as defined in such law, exceeds the depreciated cost of Fixed Assets, a deduction from taxable income that takes into account the effect of the applicable annual rate of inflation on such excess is allowed (up to a ceiling of 70% of taxable income in any single tax year, with the unused portion permitted to be carried forward on a linked basis to the following year, to be deducted from any taxable income, and any excess deduction in that year will be considered a business loss).  If the depreciated cost of Fixed Assets exceeds a company’s equity, then such excess multiplied by the applicable annual rate of inflation is added to taxable income.

          The law also provides for the full taxation of gains from the sale of certain traded securities, which would otherwise be taxed at a reduced rate when derived by certain categories of corporate taxpayers.

Capital Gains Tax

          Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount.” The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli CPI), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax.  Until the end of the year 2002, capital gains from the sale of our ordinary shares were generally exempt from Israeli Capital Gains Tax.  This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%.  This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ.  However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.  These provisions dealing with capital gains are not applicable to any persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

U.S.–Israel Tax Treaty

          Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (referred to as the U.S.-Israel Tax Treaty), the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) will generally not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition.  A sale, exchange or disposition of shares by a Treaty U.S. Resident who either is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Taxation of Non-Residents

          Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel.  Such sources of income include passive income such as dividends, royalties and interest, as well as active income from services rendered in Israel.  On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence.  For example, the tax rate would be 12.5% if the non-resident were a company which holds at least 10% of  our voting power pursuant to the U.S.-Israel Tax Treaty, except for dividends generated by an Approved Enterprise from which tax is withheld  at the rate of 15%.

Documents on Display

          We are required to file reports and other information with the SEC under the Securities Exchange Act of 1934 and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

          You may review a copy of our filings with the SEC, including any exhibits and schedules, at the SEC’s public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of such materials from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.  While as a foreign private issuer we are now required to file our annual report through the SEC’s EDGAR system.  Additionally, since November 2002 we have been required to file our periodic reports through the SEC’s EDGAR system. Consequently both our periodic and annual reports are available on the SEC’s Web site. You may read and copy any reports, statements or other information that we file with the SEC at the SEC facilities listed above. These SEC filings are also available to the public from commercial document retrieval services.

          Any statement in this annual report about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to the registration statement, the contract or document is deemed to modify the description contained in this annual report. We urge you to review the exhibits themselves for a complete description of the contract or document.

Item 11.     Quantitative and Qualitative Disclosures About Market Risks

Interest Rate Risks

          Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio.  As of December 31, 2002, we had financial assets totaling approximately $8.1 million.  Fixed rate financial assets, comprised of debt securities, totaled approximately $4 million. For the year 2002 we have classified all of our marketable debt securities as “available for sale securities” which exposes the consolidated statement of operations or balance sheets to fluctuations in interest rates. Variable rate financial assets totaled approximately $4.1 million. The net decrease in our earnings for the next year from its variable rate financial assets resulting from a 10% interest rate decrease would be approximately $10,000, holding other variables constant. Assuming an interest rate increase of 10%; the fair value of our marketable debt securities would be reduced by approximately $400,000.

          Equity price risk -We have ceased to invest in regular and high yield funds as we did prior to 2002; therefore we are no longer susceptible to market risks which affect these types of funds.

          Currency Exchange Rate Risks

          Our operating and pricing strategies take into account changes in exchange rates over time.  However, there can be no assurance that future fluctuations in the value of foreign currencies will not have a material adverse effect on our business, operating results or financial condition.  As of the beginning of 2000, we have been using financial instruments to hedge the following foreign currency exposure risks:

          Our Subsidiaries - We operate internationally and our subsidiaries in Germany and France conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $392,000.

          Our Providers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro.  Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $777,000.

          Expenses in New Israel Shekels

          The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 6.5%, 1.4%, and 0% in 2002, 2001, and 2000, respectively.  At the same time, the devaluation of the NIS against the U.S. dollar was 7.3%, 9.3%, and  -2.7% in 2002, 2001, and 2000, respectively. Assuming a 10% devaluation of the US Dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $809,000.

          A significant portion of our expenditures is employee compensation-related. Salaries are paid in NIS and are adjusted for changes in the CPI through (i) annual salary increases during the first quarter of the year and (ii) bi-annual partial adjustments. This increases salary expenses in U.S. dollar terms. The devaluation / revaluation of the NIS against the U.S. dollar decreases / increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI.

Item 12.     Descriptions of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

          An evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-14(c) and 15d-14(c) under the Securities Exchange Act of 1934, as amended). Based on that evaluation, which was completed within 90 days of the filing date of this annual report, our chief executive officer and chief financial officer, concluded that our disclosure controls and procedures were effective though we are constantly engaged in the process of improving these controls and procedures. There have been no significant changes in our disclosure controls or in other factors that could significantly affect disclosure controls subsequent to the date of the evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Item 16.     [Reserved]

PART III

Item 17.     Financial Statements

Not Applicable

Item 18.     Financial Statements

See page F-1 through F-28.

Item 19.	Exhibits

1.1	Articles of Association of Cimatron Ltd.*

4.1	Lease Agreement with ZCT for premises in Givat Shmuel, Israel*.

4.2	Services Agreement with ZCT*, **.

8.1	List of subsidiaries.

12.1	Certification by Chief Executive Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.2	Certification by Chief Financial Officer pursuant to section 906 of the Sarbanes-Oxley Act of 2002.

12.3	Consent of Brightman Almagor & Co., a member of Deloitte & Touche Tohmatsu.

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Commission on February 16, 1996.

**	As assigned by ZCT to Koonras and DBSI in February, 2002 and approved by our shareholders as more fully set forth in Item 7, “Interested Party Transactions”.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Givat Shmuel, State of Israel, on this 26th day of June 2003.

CIMATRON LTD.

By:	/S/ NITZAN SAPIR

Nitzan Sapir
Chief Executive Officer

CERTIFICATIONS

I, Nitzan Sapir, certify that:

1.     I have reviewed this annual report on Form 20-F of Cimatron Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 26th, 2003
/S/ NITZAN SAPIR

Nitzan Sapir
Chief Executive Officer

CERTIFICATIONS

I, Micha Ronen, certify that:

1.     I have reviewed this annual report on Form 20-F of Cimatron Ltd.;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

June 26th, 2003
/S/ MICHA RONEN

Micha Ronen
Chief Financial Officer

EXHIBIT 8.1

Subsidiaries

ENTITY	PLACE OF INCORPORATION

Cimatron Technologies, Inc	USA

Cimatron GmbH	Germany

Cimatron Sarl	France

Cimatron UK Ltd.	United Kingdom

Cimatron Japan K.K.	Japan

Cimatron (Beijing) Technology Co. LTD	China

Korea Cimatron Technologies Co. LTD.*	Korea

* We hold only 30% of the shares of this joint venture which we formed in Korea together with JY Solutec Co., LTD.

EXHIBIT 12.1

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                  In connection with the Annual Report of Cimatron Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Micha Ronen, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C.section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ NITZAN SAPIR
Nitzan Sapir
June 26, 2003	Chief Executive Office

EXHIBIT 12.2

CERTIFICATION PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

                  In connection with the Annual Report of Cimatron Ltd. (the “Company”) on Form 20-F for the year ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Micha Ronen, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C.section 1350, as adopted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that to my knowledge:

1.	the Report fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2.	the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ MICHA RONEN
Micha Ronen
June 26, 2003	Chief Financial Officer

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page

Report of Independent Public Accountants	2

Consolidated Financial Statements:
Balance Sheets as of December 31, 2002 and 2001	3
Statements of Operations for the years ended December 31, 2002, 2001 and 2000	4
Statements of Changes in Shareholders’ Equity for the years ended December 31, 2002, 2001 and 2000	5
Statements of Cash Flows for the years ended December 31, 2002, 2001 and 2000	6-7

Notes to the Consolidated Financial Statements	8-28

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

TO: THE SHAREHOLDERS OF CIMATRON LIMITED

We have audited the consolidated balance sheet of Cimatron Limited and subsidiaries (the “Company”) as of December 31, 2002 and the consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of consolidated subsidiaries, which statements reflect total assets and revenues constituting 14% and 45% respectively, of the related consolidated totals. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of such other auditors.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a fair basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte Touche Tohmatsu

Tel-Aviv, Israel

February 24, 2003

2

Ziv & Haft
Certified Public Accountants (Isr.)
NEXIA INTERNATIONAL
ISO 9002

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF CIMATRON LIMITED

We have audited the consolidated balance sheets of Cimatron Limited (the "Company") as of December 31, 2000 and 2001 and the consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of consolidated subsidiaries, whose assets included in consolidation constitute approximately 14% and 12% of total consolidated assets as of December 31, 2000 and 2001, and whose revenues included in consolidation constitute approximately 49%, 48% and 43% of total consolidated revenues for the years ended December 31, 1999, 2000 and 2001, respectively. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

Head Office & Main Branch: 46-48 Derech Petach-Tikva Rd. Tel-Aviv 66184 Israel
Tel. 03-6386868 Fax. 03-6394320 E-mail: haftziv@zivhaft.co.il, www.bdo-israel.co.il

Haifa	Jerusalem	Kiryat Shmona	Beer Sheva
Tel. 04-8682688	Tel. 02-6521010	Tel. 04-6950004	Tel. 08-6270008
Fax. 04-8682666	Fax. 02-6526633	Fax. 04-6951389	Fax. 08-6279208

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company on a consolidated basis as of December 31, 2000 and 2001 and the results of operations, changes in shareholders' equity and cash flows of the Company on a consolidated basis for each of the three years in the period ended December 31, 2001 in conformity with generally accepted accounting principles in United States.

BDO Ziv & Haft

BDO Ziv & Haft

Certified Public Accountants (Isr.)

Tel-Aviv, Israel

February 24, 2002

Grant Thornton

:countants and Business Advisors

Report of Independent Certified Public Accountants

To the Shareholder of
Cimatron Technologies, Inc.

We have audited the accompanying balance sheets of Cimatron Technologies, Inc. (a Michigan corporation and a wholly-owned subsidiary of Cimatron Limited) as of December 31, 2002 and 2001, and the related statements of operations, shareholder's deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Technologies, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Southfield, Michigan
January 9, 2003

77 Franklin Road
: 800
hfield, MI 48034
48.262.1950
48.350.3581
ww.grantthornton.com

t Thornton LLP
ember of Grant Thornton International

Grant Thornton

:ountants and Business Advisors

Report of Independent Certified Public Accountants

To the Shareholder of
Cimatron Technologies, Inc.

We have audited the accompanying balance sheets of Cimatron Technologies, Inc. (a Canadian corporation and wholly-owned subsidiary of Cimatron Limited) as of December 31, 2002 and 2001, and the related statements of operations, shareholder's deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Technologies, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Southfield, Michigan
January 9, 2003

77 Franklin Road
: 800
:hfield, MI 48034
:48.262.1950
:48.350.3581
/ww.grantthornton.com

it Thornton LLP
Nember of Grant Thornton International

Grant Thornton

Independent Auditor's Report
to the Shareholder of Cimatron GmbH

We have reviewed the accompanying balance sheet of "Cimatron GmbH" (the "Company") as of December 31, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the twelve months peroid then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our limited review as of December 31, 2002.

We conducted our review in accordance with United States generally accepted standards. Those standards require that we plan and perform the review to obtain reasonable assurance about whether the financial statements are free of material misstatement. A review includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A review also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our review provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron GmbH as of December 31, 2002 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles in the United States.

CABINET HENRI ROCHE
EXPERTISE COMPTABLE
COMMISSARIAT AUX COMPTES
ACCOMPAGNEMENT D'ENTREPRENEURS

INDEPENDENT AUDITOR'S REPORT
TO THE SHAREHOLDERS OF CIMATRON SARL

We have audited the accompanying balance sheets of "CIMATRON SARL" (the "Company") as of December 31, 2002 and the related statements of income, changes in shareholder's equity and cash flows for the year ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of CIMATRON SARL as of December 31, 2002 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles in the United States.

Lyon / France, February 5, 2003

Henri ROCHE

13, rue des Emeraudes - 69006 LYON - Téléphone : 04 37 24 01 16 - Télécopie : 04 37 24 01 15 - Email : cabinetroche@free.fr

Société d'Expertise Comptable inscrite au tableau de Lyon Rhône-Alpes et de Commissariat aux Comptes membre de la compagnie régionale de Lyon
Société à Responsabilité Limitée au capital de 15 200 Euros
RCS LYON 428 902 506

CIMATRON UK LIMITED

REPORT OF INDEPENDENT AUDITORS

TO THE SHAREHOLDERS OF CIMATRON UK LIMITED

We have audited the accompanying balance sheets of "Cimatron UK Limited" (the "Company") as of December 31, 2001 and the related statements of income, changes in shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron UK Limited as of December 31, 2001 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles in the United States.

Hacker Young
Chartered Accountants
Registered Auditors

30/01/03

- 1 -

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,

	2002	2001

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$4,077	$4,534
Accounts receivable - trade (Note 3)	6,337	6,365
Other accounts receivable and prepaid expenses (Note 4)	597	515
Short term investments (Note 5)	4,017	4,440
Inventory	71	77

Total current assets	15,099	15,931

DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUND (Note 10)	2,638	2,642

PROPERTY AND EQUIPMENT (Note 6):
Cost	4,827	7,752
Less - accumulated depreciation	3,830	6,465

Net property and equipment	997	1,287

INVESTMENT IN AFFILIATE	43	-

OTHER ASSETS:
Software development costs, net (Note 7)	2,007	2,408
Other assets (Note 8)	587	587

Total other assets	2,594	2,995

Total assets	$21,371	$22,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Related parties	84	296
Trade payables	718	656
Accrued expenses and other liabilities (Note 9)	3,436	4,139

Total current liabilities	4,238	5,091

LONG-TERM LIABILITIES:
Accrued severance pay (Note 10)	2,974	3,222

CONTINGENT LIABILITIES AND COMMITMENTS (Note 11)

SHAREHOLDERS’ EQUITY:
Share capital (Note 12):
Ordinary shares of NIS0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 8,001,270 shares at December 31, 2002 and 2001)	264	264
Additional paid-in capital	13,417	13,417
Other capital surplus	-	(344,178)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(77)	-
Unrealized gain on available for-sale securities	53	341
Unrealized gain (loss) on derivative instruments	54	(50)
Retained earnings (accumulated deficit)	580	(9,387)

	14,291	14,542
Treasury stock, at cost; 140,100 shares at December 31, 2002	(132)	-

Total shareholders’ equity	14,159	14,542

Total liabilities and shareholders’ equity	$21,371	$22,855

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended December 31,

	2002		2001	2000

Revenues (Note 16a):
Products		$11,150	$12,371	$15,300
Services		10,478	10,583	9,791

Total		21,628	22,954	25,091

Cost of revenues (Note 16b):
Products		3,234	(*) 4,920	(*) 4,234
Services		1,783	2,394	2,922

Total		5,017	7,314	7,156

Gross profit		16,611	15,640	17,935

Research and development costs, net (Note 16c)		5,562	(*) 7,626	(*) 8,269
Restructuring costs (Note 16e)		(250)	250	-
Selling, general and administrative expenses (Note 16d)		11,670	(*12,711)	(*13,601)

Operating loss		(371)	(4,947)	(3,935)

Financial income (expenses), net		428	(467)	219
Other income (expenses)		1	(81)	22

Income (loss) before taxes		58	(5495)	(3,694)
Taxes on income (Note 13)		(48)	(163)	26

Net income (loss)		$10	$(5,658)	$(3,668)

Net loss per share (basic and diluted) (Note 2n)	$	(**)	$(0.71)	$(0.46)

Weighted average number of shares outstanding (basic and diluted)		7,981	8,001	7,991

(*) Reclassified.
(**) Less than $0.01.

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands)

	Share capital	Additional paid-in capital	Other capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at January 1, 2000	$264	$13,218	$9,957	$-	$(61)	-		$23,378
Changes during the year ended December 31, 2000:
Net loss	-	-	-	-	(3,668)	-	(3,668)	(3,668)
Unrealized loss on available for-sale securities	-	-	-	(19)	-	-	(19)	(19)

Total comprehensive loss							$(3,687)

Exercise of 39,750 stock options	-	199	-	-	-	-		199

Balance at December 31, 2000	$264	$13,417	$9,957	$(19)	$(3,729)	-		$19,890
Changes during the year ended December 31, 2001:
Net loss	-	-	-		(5,658)	-	(5,658)	(5,658)
Unrealized gain on available for-sale securities	-	-	-	360		-	360	360
Unrealized loss on derivative instruments				(50)			(50)	(50)

Total comprehensive loss							$(5,348)

Balance at December 31, 2001	$264	$13,417	$9,957	$291	$(9,387)	-		$14,542
Changes during the year ended December 31, 2002:
Net income	-	-	-	-	10	-	10	10
Unrealized loss on available for-sale securities	-	-	-	(288)	-	-	(288)	(288)
Unrealized gain on derivative instruments	-	-	-	104	-	-	104	104
Foreign currency translation adjustment	-	-	-	(77)	-	-	(77)	(77)
Transfer of capital surplus to retained earnings			(9,957)		9,957		-	-
Investment in treasury stock	-	-	-	-	-	(132)	(132)	(132)

Total comprehensive loss							$(251)

Balance at December 31, 2002	$264	$13,417	$-	$30	$580	$(132)		$14,159

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended December 31,

	2002	2001	2000

CASH FLOWS – OPERATING ACTIVITIES

Net income (loss)	$10	$(5,658)	$(3,668)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	964	2,830	2,256
Decrease (increase) in accrued severance pay	(248)	250	325
Loss (gain) from sale of property and equipment, net	9	(10)	(11)
Loss (gain) from sale of bonds and funds and devaluation of funds	(369)	277	135
Deferred taxes	-	-	(164)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	83	1,331	(250)
Decrease in inventory	18	69	35
Decrease (increase) in deposits with insurance companies and severance pay fund	4	122	(103)
Increase (decrease) in debts to related parties	(212)	(82)	54
Increase (decrease) in trade payables, accrued expenses and other liabilities	(869)	247	76

Net cash used in operating activities	(610)	(624)	(1,315)

CASH FLOWS – INVESTING ACTIVITIES
Investment in bonds	(3,471)	(2,136)	(108)
Investment in funds	-	-	(4,000)
Proceeds from maturity of bonds	1,572	1,148	524
Proceeds from sale of funds	2,403	3,131	4,000
Purchase of property and equipment	(349)	(251)	(502)
Proceeds from sale of property and equipment	94	48	159
Investment in affiliate	(43)	-	-

Net cash provided by investing activities	206	1,940	73

CASH FLOWS – FINANCING ACTIVITIES
Proceeds from exercise of stock options	-	-	199
Investment in treasury stock	(132)	-	-

Net cash provided by (used in) financing activities	(132)	-	199

Net increase (decrease) in cash and cash equivalents	(536)	1,316	(1,043)
Effect of exchange rate changes on cash	79	-	-
Cash and cash equivalents at beginning of year	4,534	3,218	4,261

Cash and cash equivalents at end of year	$4,077	$4,534	$3,218

Supplemental information:
Cash during the year for income taxes	$30	$90	$290

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

Appendix A - Non-cash transactions

		Year Ended December 31,

		2002	2001	2000

A.	Non cash transactions
	Purchase of property on credit	$11	$32	$81

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 1 -	GENERAL:

Cimatron Limited (“the Company”) designs, develops, manufactures, markets and supports a family of modular CAD/CAM software products which offer integrated design-through-manufacturing solutions for small to medium-sized companies. The Company’s products have been sold to end-users in numerous industries, including automotive, aviation and aerospace, household goods, mold and die making, machinery and tools, and telecommunications.  The Company markets its line of products through distributors and through its subsidiaries located in different countries.

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES:

The Company’s financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

	A.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

	B.	Financial Statements in U.S. Dollars:
The reporting currency of the Company is the U.S. dollar (“dollar”).

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52. All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in SFAS No. 52. Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported in other comprehensive income (loss) as a separate component of shareholders’ equity.

	C.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation (see Note 17).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES:

	D.	Cash and Cash Equivalents:
Cash and cash equivalents consist of cash, money market funds and certificates of deposits with an original maturity of three months or less.

	E.	Allowance for Doubtful Accounts:
The allowance for doubtful accounts is computed on the specific identification basis for accounts, the collection of which, in management’s estimation, is doubtful.

	F.	Inventory:
Inventory is presented at the lower of cost or market. Cost is determined by the “first in, first out” method.

	G.	Property and Equipment:
Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of each asset.
Leasehold improvements are amortized over the shorter of the life of the respective lease or the service life of the improvements.
The estimated lives used in determining depreciation are:

Years

Computers	3
Furniture and office equipment	6.5 - 16.5
Vehicles	6.5
Leasehold improvements	term of lease

The Company periodically assesses the recoverability of the carrying amount of property and equipment based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.):
	H.	Software Development Costs (Cont.):

The Company capitalized certain software development costs in accordance with FAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”.  Capitalization of software development costs begins upon the establishment of technological feasibility as defined in the Statement and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to product development expenses on the “straight-line” basis over the expected life of the related product which is greater than the ratio that current gross revenues for a product bear to the total of current anticipates future gross revenues, generally six years.

Software development costs include costs related to projects which are not yet available for release to customers.  Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2002 and, as such, these amounts will be recovered over the lives of the related projects. The estimates of anticipated future revenues and remaining useful life of the Company’s products are subject to risk inherent in the software industry, such as changes in technology and customer perceptions.

Costs incurred prior to establishment of technological feasibility are charged to research and development expenses (see J. - Research and Development Costs - below).

	I.	Revenue Recognition:
The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, Software Revenue Recognition, as amended.

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company’s determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when the same element is sold separately.

Service revenues include consulting services, post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided.

The Company has no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, no provision in respect thereof is included in the financial statements.

	J.	Research and Development Costs:
Research and development costs, net of royalty-bearing participation grants received from the State of Israel for research and development, are expensed as incurred.
The aforementioned grants are accrued during the period in which the related expenses are incurred (see H. above).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

	K.	Income Taxes:

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109.

	L.	Advertising Costs:
Advertising costs are charged to expenses, as incurred.

	M.	Basic and Diluted Earnings (Loss) Per Share:

The Company calculates “basic” and “diluted” earning/loss per share in accordance with the provisions of FAS No. 128, “Earnings per Share”, which provides for the calculation of “basic” and “diluted” earnings/loss per share. Basic earnings/loss per share includes no dilution and is computed by dividing income/loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings/loss per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options.

The potential common shares which would arise from the exercise of stock options are excluded from calculation of diluted loss per share since their effect is anti-dilutive. Therefore, the amounts reported for basic and diluted loss per share are the same.

The weighted average number of such option is approximately 520,000, 547,000 and 648,500 for 2002, 2001 and 2000, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

	N.	Accounting for Stock-based Compensation:

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date. Deferred compensation is amortized to compensation expense over the vesting period of the options.

Had compensation cost for the Company’s option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148, the Company’s pro forma net loss and pro forma basic and diluted net loss per share would have been as follows:

	Year ended December 31,

	2 0 0 2	2 0 0 1	2 0 0 0

Pro forma net income (loss):
Net loss for the year, as reported	$10	$(5,658)	$(3,668)
Deduct – stock-based compensation determined under APB 25	—	—	—
Add - stock-based compensation determined under SFAS 123	139	139	207

	$(129)	$(5,797)	(3,875)

Pro forma loss per share basic and diluted
As reported	$—	$(0.71)	$(0.46)

Pro forma	$(0.02)	$(0.72)	$(0.48)

Data in respect of the stock option plans

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000: a dividend yield of 0.0%; weighted average expected volatility of 86% in 2000; weighted average risk-free interest rates of 6% in 2000; and weighted average expected lives of 5 years for options granted in 2000. No grants were made in 2001 and 2002. Because additional option grants are expected to be made each year, and due to the factors described above, the above proforma disclosures are not necessarily representative of proforma effects of reported net income for future years.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

O.	Derivative financial instruments:

Effective the beginning of the first quarter of 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, which required the Company to recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. The accounting for gains - or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship as well as on the type of hedging relationship.

Fair values of currency forward contracts are based on quoted market prices or pricing models using current market rates.

The Company uses derivative instruments to manage interest, currency and certain equity market risks. The Company’s derivative instruments are recorded at fair value and are included in other receivables and other accrued liabilities. The Company’s accounting policies for these instruments are based on whether they meet the criteria for designation as hedging transactions, either as cash flow or fair value hedges. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and one-to-one matching for the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings, and generally offset changes in the value of assets and liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in stockholders’ equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period change.

P.	Acquisition- related intangible assets

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” and No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives will continue to be amortized over their useful lives (but with no maximum life). The Company adopted SFAS No.142 effective January 1, 2002. The adoption of SFAS No. 142 resulted in a reduction of amortization expense in the amount of $102 in 2002.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

P.	Acquisition- related intangible assets (Cont.)
A reconciliation of previously reported net loss and loss per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	Year ended December 31,

	2 0 0 2			2 0 0 1	2 0 0 0

Net income (loss)		$10		$(5,658)	$(3,668)
Goodwill amortization		—		(102)	(102)

Adjusted net income		$10		$(5,556)	$(3,556)

Reported basic and diluted loss per share	$	(**	)	$(0.71)	$(0.46)
Goodwill amortization		—		(0.01)	(0.01)

Adjusted basic and diluted loss per share	$	(**	)	$(0.70)	$(0.45)

(**) Less than $0.01.

Acquisition-related intangible assets result from the Company’s acquisitions of businesses accounted for under the purchase method and consist of the values of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

Q.	Fair Value of Financial Instruments:

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current and non-current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

R.	Marketable securities

The carrying amounts reported in the consolidated balance sheets for short-term investments as of December 31, 2002 are classified as available for sale and presented at market value, unrealized gains and losses are reflected in other comprehensive income.

S	Concentrations on Credit Risk:

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to these investments. The Company’s trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.):

	T.	Impact of Recently Issued Accounting Standards:

In April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements SFAS Nos. 4, 44, and 64, Amendment of FASB Statement No. 13 and Technical Corrections.” SFAS No. 145 will impact how companies account for sale-leaseback transactions and how gains or losses on debt extinguishments are presented in financial statements. SFAS No. 145 is effective for fiscal years beginning after May 15, 2002, early application is encouraged. Under the provisions of SFAS No. 4 gains and losses associated with extinguishments of debts were reclassified as extraordinary item. SFAS No. 145 provides that gains and losses associated with extinguishments of debts will be classified as extraordinary item only if they meet the criteria of APB Opinion No. 30.

In July 2002, the FASB issued SFAS No.146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 requires that a liability for costs associated with an exit or disposal activity be recognized and measured initially at fair value only when the liability is incurred. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The application of the requirements of SFAS No. 146 will not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, which clarifies disclosure and recognition/measurement requirements related to certain guarantees. The disclosure requirements are effective for financial statements issued after December 15, 2002 and the recognition/measurement requirements are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The application of the requirements of FIN 45 will not have a material impact on the Company’s financial position or results of operations.

In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock Based Compensation Transition and Disclosure as Amendment to FAS 123.” SFAS 148 provides two additional transition methods for entities that adopt the preferable method of accounting for stock based compensation. Further, the statement requires disclosure of comparable information for all companies regardless of whether, when, or how an entity adopts the preferable, fair value based method of accounting. These disclosures are now required for interim periods in addition to the annual disclosure. The amendments to SFAS No. 123, which provides for additional transition methods, are effective for periods beginning after December 15, 2002, although earlier application is permitted. The amendments to the disclosure requirements are required for annual financial statements for period ended December 15, 2002 and for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 3 -	ACCOUNTS RECEIVABLE - TRADE:

	December 31,

	2002	2001

Accounts receivable	$7,624	$7,504
Less - allowance for doubtful accounts	(1,287)	(1,139)

	$6,337	$6,365

NOTE 4 -	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES:

	December 31,

	2002	2001

Government institutions	$10	$90
Employees	8	87
Prepaid expenses	368	253
Interest receivable and others	211	85

	$597	$515

NOTE 5 -	SHORT-TERM INVESTMENTS:

	A.	Composition:

	December 31,

	2002	2001

Bonds (Non-U.S. Government securities)	$4,017	$2,121
Funds	-	2,319

	$4,017	$4,440

B.	As of December 31, 2002 and 2001 all investments in bonds and funds are classified as available for sale.

C.	Unrealized loss on available for sale securities at December 31, 2002 of $288 (2001 - gain of $360) were recorded in other comprehensive income.

D.	Aggregate maturities of marketable securities are as follows:

December 31, 2 0 0 2

Within one year	$-
One to five years	4,017
Six to ten years	-
$4,017

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 6 -	PROPERTY AND EQUIPMENT:

	December 31,

	2002	2001

Cost
Computers	$3,176	$5,706
Office furniture and equipment	824	898
Vehicles	687	1,005
Leasehold improvements	140	143

	$4,827	$7,752

Accumulated depreciation
Computers (see note 2I)	2,809	$5,324
Office furniture and equipment	497	479
Vehicles	400	551
Leasehold improvements	124	111

	$3,830	$6,465

Net property and equipment	$997	$1,287

NOTE 7 -	SOFTWARE DEVELOPMENT COSTS, NET:

	December 31,

	2002	2001

Capitalized software development cost	$9,160	$10,920
Government grants	(3,495)	(3,495)
Accumulated amortization (*)	(3,658)	(5,017)

	$2,007	$2,408

(*) All capitalized modules are amortized over six years.

At the end of 2001, the Company’s management reviewed the modules for impairment and reached the conclusion that some of the modules are not saleable. Accordingly, the Company recorded a write off of $886 in 2001.

Amortization expenses for the years ended December 31, 2002, 2001 and 2000, were $401, $2,021 and $1,135, respectively, and were charged to operations.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 8 -	OTHER ASSETS:

	A.	Composition:

	December 31,

	2002	2001

Original amounts	$1,021	$1,021
Accumulated amortization	(434)	(434)

	$587	$587

B.

During September 1997, the Company entered into a series of agreements with the Company’s German distributor, pursuant to which such distributor transferred all of its Cimatron-related business (including goodwill, assets and employees), other than distribution rights in certain regions of Southern Germany, to the Company’s newly formed German subsidiary, Cimatron GmbH. The cost of the transaction included goodwill in the amount of $1,021.

NOTE 9 -	ACCRUED EXPENSES AND OTHER LIABILITIES:

	December 31,

	2002	2001

Employees and related liabilities	$1,883	$2,031
Taxes to government institutions	41	75
Accrued royalties	295	434
Accrued expenses and others	1,217	1,599

	$3,436	$4,139

NOTE 10 -	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND A SEVERANCE PAY FUND):

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The Company’s liability for all of its employees is funded by monthly deposits with severance pay funds, insurance policies and by an accrual.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 11 -	CONTINGENT LIABILITIES AND COMMITMENTS:

A.

In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3% to 4% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount is equal 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate is on grants received since 1/1/99). The Company’s contingent liability as of December 31, 2002 is approximately $5,000, contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

	B.	Regarding commitments in respect of the “Approved Enterprise”, see Note 13a.

C.

In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.

The Company’s contingent liability as of December 31, 2002 is $,563 contingent upon the Company’s incremental exports.

	D.	The Company acquired technology in respect of which it is obligated to pay royalties up to an amount of $2,195, beginning in 2001 and until 2010.

	E.	Lease commitments:
		1.	Future minimum lease commitments under operating leases as of December 31, 2002 are as follows:

(in thousands)

2003	$698
2004	451
2005	192

$1,341

Rent expenses for the years ended December 31, 2002, 2001 and 2000, were approximately $752, $756 and $823, respectively.

	2.	See Note 16 E.

F.	Foreign currency forward exchange contracts:

The Company enters into forward exchange contracts in order to reduce the impact of changes in foreign exchange rates on consolidated results of operations and future foreign currency cash flows (see Note 2).

The amount of foreign currency forward contracts outstanding at December 31, 2002 and 2001 is $7,400 and $3,500, respectively. As of the balance sheet dates, the fair values of these contracts approximates their carrying amount.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 11 -	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.):
	G.	Tax assessments

On December 31, 2002 the Israeli tax authorities issued to the Company tax assessments for the years 1998 to 2000.  These tax assessments claim that the Company is required to pay taxes in the amount of approximately $465 and that its carryforward tax losses should be reduced by approximately $206. The Company believes that the claims of the tax authorities are without merit.  The Company filed an appeal in respect of these assessments within the period prescribed under Israeli law, and the Company estimates that there will ultimately be no material tax liability for the years in question.  The Company has recorded a provision in the amount of $37 in the financial statements for this matter.

NOTE 12 -	SHAREHOLDER’S: EQUITY

	A.	Share Issuance:
The Company’s shares are traded in the United States and are listed on the Nasdaq National Market.

	B.	Share Option Plan:

In January 1996, the Company’s Board of Directors adopted a share option plan (the “Share Option Plan”) pursuant to which 316,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. The Share Option Plan is administrated by a committee of the Board, which designates the optionees and dates of grant.

The exercise price of an option granted under the Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. The options are for a 10-year term and are non-assignable except by the laws of descent.

The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In March and April 2000, options to purchase 39,750 shares were exercised. As of December 31, 2002, options to purchase 45,500 of such shares were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January, 1998, the Board of Directors amended the exercise price of such options to $5.00 per share.

These outstanding options are, subject to the continued employment of each employee, exercisable commencing two years after the date of grant at a rate of 25% per year. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

In April 1998, the Board of Directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administrated by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 12 -	SHAREHOLDERS’ EQUITY (Cont.):

	B.	Share Option Plan (Cont.):

As of December 31, 2002, options to purchase 161,500 of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options under the 1998 Share Option Plan to various Directors, executive officers and employees of the Company.

In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under each of the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. As of December 31, 2002, options to purchase 153,000 of such shares were outstanding at a price of $4.50 per share, options to purchase 160,000 of such shares were outstanding at a price of $2.00 per share and options to purchase 406,250 of such shares were available for grants to Directors, officers, employees and consultants of the Company. The options with an exercise price of $4.50 are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee.

The 160,000 options with an exercise price of $2.00 were granted to the president and CEO of the Company in October 1999 and are exercisable commencing one year after the date of commencement of the president and CEO of the Company employment (which was January 1, 2000), at a rate of 33.33% per year, subject to the continued employment of the president and CEO of the Company.

In January 13, 2002 Zeevi Computers and Technology Ltd (ZCT) (the holding company) sold all its shareholdings in the Company (see Note 14), upon such transaction all the unvested options that were granted to the president and CEO of the Company immediately vested and become exercisable.

The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options to various Directors, executive officers and employees of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 12 -	SHAREHOLDERS’ EQUITY (Cont.):

	B.	Share Option Plan (Cont.):
A summary of the status of the Company’s stock option plan as of December 31, 2002, 2001 and 2000, and changes during the years ending on those dates, is presented below:

	Year Ended December 31,

	2002		2001		2000

	(in thousands)

	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding at beginning of year	547,000	3.65	648,500	3.77	640,500	3.70
Granted	-	-	-	-	237,000	4.50
Exercised	-	-	-	-	(39,750)	5.00
Cancelled	(27,000)	4.22	(101,500)	4.43	(189,250)	4.19

Outstanding at year end	520,000	3.619	547,000	3.65	648,500	3.77
Options exercisable at year end	403,125	3.41	240,417	3.30	158,708	3.65

Weighted average fair value of options granted during the year		-		-		2.62

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 12 -	SHAREHOLDERS’ EQUITY (Cont.):

	B.	Share Option Plan (Cont.):
The following table summarizes information about stock options outstanding at December 31, 2002:

	Options outstanding			Option exercisable

Range of exercise prices	Number outstanding at December 31, 2002	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable at December 31, 2002	Weighted average exercise price

$2.00 to $3.00	160,000	-	2.00	160,000	2.00
$3.01 to $4.00	161,500	0.125	4.00	121,125	4.00
$4.01 to $5.00	198,500	0.290	4.50	122,000	4.69

NOTE 13 -	INCOME TAXES:

	A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”):

Since 1994, the Company’s operations have “approved enterprise” status under the law. The following tax rates apply to the Company’s income from the approved enterprise (which is determined in accordance with the increase in the Company’s revenue during the first year of its having the abovementioned status as compared to the year before):

Tax exemption for 4 years, commencing in the first year the Company generates taxable income.
For the remainder of the benefit period - 3 years - a reduced tax rate of 25%.

Income earned prior to 1994 is subject to regular tax rates.

The period of tax benefits for the first approved enterprise described above expired in 2000.
In 1996, the Company was granted a second “approved enterprise” status, subject to the same terms as the first plan. The period of tax benefits for this approved enterprise will expire in 2002.

In 1997, the Company was granted a third “approved enterprise” status. The benefits under the third plan are as follows:
Tax exemption for 2 years, commencing in the first year the Company generates taxable income. For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

The period of tax benefits for this approved enterprise will expire in 2003.
In 1998, the Company was granted a fourth “approved enterprise” status subject to the same terms as the third plan. The period of tax benefits for this approved enterprise will expire in 2005.
In September 2000 the Company was granted a fifth “approved enterprise” status. Subject to the same terms as the third plan.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 13 -	INCOME TAXES (Cont.):

	A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”) (Cont.:(

In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 25%. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

The tax benefits and grants described above are subject to fulfillment of the conditions stipulated by the Law for Encouragement of Capital Investments, 1959, as amended, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. The entitlement to the benefits is subject to completion and final approval by the Investment Center, such approval being subject to fulfillment of all terms of the approved program. In the event of failure by an enterprise to comply with these conditions, the tax benefits could be cancelled, in whole or in part, and the enterprise would be required to refund the amount of cancelled benefits, including interest.

The completion of the Company’s first, second and third approved enterprises has received final approval by the Investment Center.

	B.	Composition:

	Year Ended December 31,

	2002	2001	2000

Current taxes	$(11)	$(77)	$(227)
Deferred taxes	-	-	164
Tax in respect of prior years	(37)	(86)	89

	$(48)	$(163)	$26

C.	Deferred tax assets (liabilities), consist of the following:

Deferred tax assets:
Loss carryforwards	$4,366	$3,705	$3,042
Other cumulative temporary differences, net	752	465	292

	5,118	4,170	3,334
Less - valuation allowance	(4,527)	(3,726)	(2,805)

	591	444	529
Deferred tax liabilities:
Software development costs	(591)	(444)	(529)

	$-	$-	$-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 13 -	INCOME TAXES (Cont.):

	C.	Deferred tax assets (liabilities) (Cont.):

In accordance with SFAS No. 109, deferred tax assets are to be recognized for the anticipated tax benefits associated with net operating loss carryforwards, and deductible temporary differences, unless it is more likely than not that some or all of the deferred tax assets will not be realized. The adjustment is made through a valuation allowance.

Since the realization of the net operating loss carryforwards and deductible temporary differences of the Company and the subsidiaries is less than likely, a valuation allowance has been established for the amounts of the related tax benefits.

D.

Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS, adjusted for the changes in the C.P.I.  Following is a reconciliation of in come taxes calculated at the statutory corporate rate in Israel to the actual income tax expense in the financial statements:

	Year Ended December 31,

	2002	2001	2000

Theoretical tax expense (benefit) (*)	$21	$(1,978)	$(1,329)
Increase (decrease) in taxes:
Disallowed deductions, net	(64)	385	52
Tax incentives derived from approved enterprise status - for the current year	-	-	48
Tax in respect of prior year	37	86	(89)
Carryforward losses and other deferred taxes for which valuation allowance was not provided	-	1,646	1,232
Difference between income reported for tax purposes and income for financial reporting purposes	54	24	60

Taxes on income in the statements of operations	$48	$163	$(26)

(*) Applicable tax rate	36%	36%	36%

E.	The Company has final tax assessments up to 1997.

F.	The Company has not recorded in its financial statements the benefit of some of the income tax losses of its subsidiaries. Losses of $9,397 expire mainly in the years 2006-2022.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 14 -	TRANSACTIONS WITH RELATED PARTIES:

A.

In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of Ordinary Shares of the Company previously held by ZCT.

	B.	The following transactions with companies affiliated with ZCT. (in 2002 until February 22, 2002), Koonras and DBSI are included in the financial statements:

	Year Ended December 31,

	2002	2001	2000

Reimbursement of ZCT for joint rental, maintenance and other expenses (*)	152	1,152	1,285
Management fees to Koonras and DBSI	284	-	-

(*) These costs are allocated among the different entities based on square footage of facilities, revenues or number of employees, as applicable.
Lease payments included in the above amounts are as follows: 2002 - $52, 2001 - $377 and 2000 - $394.

C.	Payments to independent directors (2002 -3 directors, 2001 and 2000 - 2 directors) amounted to $43 for the year ended December 31, 2002 (2001 - $23 and 2000 - $19).

D.	The following balances with Koonras and DBSI (in 2001 with ZCT) are included in the financial statements:

	December 31,

	2002	2001

Other current liabilities (*)	$84	$296

(*)	The balances are linked to the C.P.I. and bear no interest.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 15 -	SELECTED STATEMENTS OF INCOME DATA:

	A.	Revenues:

	Year Ended December 31,

	2002	2001	2000

Revenue by geographical region:
Israel	$2,344	$3,652	$3,613
Europe (1)	11,648	10,704	12,538
Far East (2)	4,910	4,908	3,818
North America	2,599	3,431	4,827
Others	127	259	295

	$21,628	$22,954	$25,091

(1) Includes:
Italy	$2,579	$2,343	$2,934
Germany	6,622	6,272	7,117
(2) Includes:
Japan	2,691	3,170	2,121
Revenue through major distributors, as a percentage of total revenues:
Distributor (A)	12%	10%	12%
Distributor (B)	-	-	8%
Distributor (C)	11%	11%	-

B.	Cost of Revenues:

	Year Ended December 31,

	2002	2001	2000

Hardware and software	$2,007	$1,841	$1,895
Salaries and employee benefits	1,563	2,173	2,222
Amortization of capitalized software development cost	401	(*) 2,021	(*) 1,135
Royalties to the chief scientist	455	(*) 538	(*) 679
Depreciation	70	86	97
Other	515	586	1,093

	5,011	7,245	7,121
Decrease in inventory	6	69	35

	$5,017	$7,314	$7,156

C.	Research and Development Costs, net:

	Year Ended December 31,

	2002	2001		2000

R&D costs	$5,562	$	(*) 7,626	$	(*) 8,101
Government grants	-		-		168

	$5,562		$7,626		$8,269

(*)	Reclassified.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands)

NOTE 16 -	SELECTED STATEMENTS OF INCOME DATA (Cont.):

	D.	Selling, General and Administrative Expenses:

	Year Ended December 31,

	2002	2001	2000

Marketing costs	$729	$1,095	$1,209
Selling expenses	8,075	(*) 8,331	(*) 9,057
General and administrative expenses	2,632	2,994	2,868
Depreciation	234	291	467

	$11,670	$12,711	$13,601

(*) Reclassified.

Advertising expenses for the years ended December 31, 2002, 2001 and 2000 were approximately $164, $257 and $404, respectively.

	E.	Restructuring costs

In December 2001 the Company decided to relocate its headquarters. A restructuring provision for $250, recorded in 2001, was reversed in 2002 due to the fact that the relocation plans were canceled.

NOTE 17 -	LIST OF SUBSIDIARIES:

	% Shareholding	Country of Incorporation

Cimatron Technologies, Inc.	100	Canada
Cimatron Technologies, Inc. (a Michigan corp.)	100	U.S.A.
Cimatron GmbH.	100	Germany
Cimatron SARL	100	France
Cimatron Japan K.K.	100	Japan
Cimatron U.K. Limited	100	England
Cimatron (Beijing) Technology Co., Ltd.	100	China
Korea Cimatron Technologies Co., Ltd.	10*	Korea
* In 2003 30%.

