Form 20-F
period 2003-12-31
CIMATRON LTD
filed 2004-06-30
CIK 1008595

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2003           Commission File No. 1-8201

________________________

CIMATRON LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)

________________________

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St., Givat Shmuel 54030, Israel
(Address of principal executive offices)

________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
Securities registered or to be registered pursuant to Section 12(g) of the Act:
Ordinary Shares, nominal value 0.10 New Israeli Shekel per share
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

________________________

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

8,001,270 Ordinary Shares

      Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes |X|    No |_|

      Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 |_|      Item 18 |X|

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

2

PART I

Item 1.     Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.     Offer Statistics and Expected Timetable

Not Applicable

Item 3.     Key Information

Selected Financial Data

     The following selected financial statement of income data for the years ended December 31, 2001, 2002 and 2003, and the balance sheet data as of December 31, 2001, 2002 and 2003 are derived from the financial statements set forth elsewhere in this Report. The selected financial statements of income data for the years ended December 31, 1999 and 2000 and the selected balance sheet data as of December 31, 1999, and 2000, are derived from other audited financial statements not included in this report. The audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The financial statements for the years ended December 31, 1999, 2000 and 2001 were audited by BDO, Ziv & Haft, independent auditors, and the annual financial statements for 2002 and 2003 were audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. All of the financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” and the audited financial statements and notes thereto (together, the “Financial Statements”) and other financial information included elsewhere in this annual report.

	December 31,
	1999	2000	2001	2002	2003
Statement of Income Data:	(In thousands of US$, except per share data)
Revenue:

Products	16,108	15,300	12,371	11,150	10,448
Services	9,217	9,791	10,583	10,478	11,161

Total	25,325	25,091	22,954	21,628	21,609

Cost of revenue:
Products	4,065 *	4,234 *	4,920 *	3,234	3,056
Services	2,471	2,922	2,394	1,783	1,562

Total	6,536	7,156	7,314	5,017	4,618

Gross profit	18,789	17,935	15,640	16,611	16,991
Research and development costs, net	4,174 *	8,269 *	7,626 *	5,562	5,210
Restructuring Costs	—	—	250	(250)	—
Selling, general and administrative expenses	15,272 *	13,601 *	12,711 *	11,670	12,645

Operating loss	(657)	(3,935)	(4,947)	(371)	(864)
Financial Income (expenses), net	305	219	(467)	428	369

Other income (Expenses)	41	22	(81)	1	203

Income (loss) before taxes	(311)	(3,694)	(5,495)	58	(292)
Taxes on income	(225)	26	(163)	(48)	(9)

Net income (loss)	(536)	(3,668)	(5,658)	10	(301)

Net income (loss) per share	(0.07)	(0.46)	(0.71)	* *	(0.04)
Weighted average number of shares outstanding	7,960	7,991	8,001	7,981	7,838

* Re-classified
* * Less than $ 0.01

	December 31,
	1999	2000	2001	2002	2003
	(In thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	4,261	3,218	4,534	4,077	3,124
Short-term Investments	7,070	6,500	4,440	4,017	6,358

Total cash, cash equivalents and short-term investments	11,331	9,718	8,974	8,094	9,482
Working capital	14,614	13,167	10,840	10,861	10,639
Total assets	31,048	27,770	22,855	21,371	22,386
Total liabilities	7,670	7,880	8,313	7,212	8,826
Shareholders’ equity	23,378	19,890	14,542	14,159	13,521

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

     The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offering, which have limited or no modeling capability, while the high end of the market, including our Cimatron E and its predecessor, the Cimatron IT, consists of integrated CAD/CAM systems. Many high end market products are roughly similar to our Cimatron E and IT products.

     As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in all of our products. In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

  the compatibility of our products with other software applications and existing and emerging industry standards;

  our ongoing product and feature development;

  the offering of unique innovative products to the tooling industry;

  the level of our product breadth and integration;

  our hardware platform support;

  the technical expertise and support that we provide;

  the flexibility of our products;

  the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

  the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

     Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E and its predecessor product, the Cimatron IT, to be superior to existing competing products. In addition, new competitors may arise in each of the markets in which we currently operate. Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of one family of products.

     Sales and services related to the Cimatron E product family, including its predecessor, the Cimatron IT, have accounted for substantially all of our revenue. If sales of the Cimatron E family were to decline, or fail to continue to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Two of our shareholders beneficially own a substantial amount of our ordinary shares and may therefore influence our affairs.

      In February 2002, two private holding companies, Koonras Technologies Ltd., or Koonras, a subsidiary of Polar Investments Ltd., and DBSI Investments Ltd., or DBSI, consummated a transaction with Zeevi Computers and Technology Ltd., or ZCT, by which they acquired, for approximately $9,900,000, all of our Ordinary Shares previously held by ZCT, representing 64.3% of our share capital (including in this calculation 166,100 of our ordinary shares which we have repurchased and which, pursuant to Israeli law, cannot be voted and possess no rights other than upon liquidation). Following this transaction, each of Koonras and DBSI beneficially owns approximately 32.15% of our ordinary shares. Koonras and DBSI together are expected to continue to effectively have the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. Koonras and DSBI have entered into an agreement by which, among other matters, they will each appoint one half of our directors, not including our outside directors, and vote together at our shareholders’ meetings. The concentration of ownership of our Ordinary Shares by Koonras and DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares. This concentration of ownership may also adversely affect our share price.

We are subject to several risks as a result of our international sales.

     To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business. Companies that engage in international sales are subject to a number of risks, such as:

  agreements may be difficult to enforce through a foreign company’s legal system;

  foreign countries could impose additional withholding or other taxes on our income;

  foreign countries could impose tariffs or adopt other restrictions on foreign trade;

  fluctuations in exchange rates;

  changes in general economic conditions in one or more countries could affect product demand;

  the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce;

  difficulties in managing overseas subsidiaries and international operations; and

  regional natural calamities, such as the outbreak of the S.A.R.S. virus, which materially affected sales efforts in certain markets in Asia in 2003.

     There can be no assurance that these and similar factors will not have a material adverse effect on our future international sales and, consequently, on our business, future prospects and results of operations.

We are affected by volatility in the securities markets

     Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. This volatility has often been unrelated to the operating performance of these companies, including Cimatron. As a result, we may experience difficulties in raising additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

We are reliant upon independent distributors to market and support our products.

      We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. In addition, our Providers in Italy and Japan each accounted for more than 5% of our revenues in 2003. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. See “Item 4 - Information on the Company - Business Overview.”

We have a recent history of annual and quarterly losses and cannot assure you that we will return to profitability on an annual basis or remain profitable on a quarterly basis in the future.

     We incurred net losses of approximately $5.7 million and $0.3 million in 2001 and 2003, respectively. In addition, we incurred net losses during the third quarter of 2002 and the first and third quarter of 2003. In 2002 we had net income of $10,000 and in the first quarter of 2004 we had net income of $10,000. We cannot be certain that we will return to profitability on an annual basis or remain profitable on a quarterly basis.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares.

     Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

  changes in timing of orders, especially large orders, for our products and services;

  changes in the prices for our products and services;

  adverse economic conditions and international exchange rate and currency fluctuations;

  delays in the implementation of our solutions by customers;

  changes in the proportion of service and license revenues;

  timing of product releases;

  changes in the economic conditions of the various industries in which our customers operate;

  price and product competition;

  increases in selling and marketing expenses, as well as other operating expenses;

  technological changes; and

  political instability in the Middle East.

     A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If this happens in the future, the price of our ordinary shares will likely decrease again.

Recently, we have witnessed an increase in our revenues from services and a decrease in our revenues from products. If this trend continues, it may adversely affect our gross margins and profitability.

     Our revenues from the sale of products decreased to approximately $10.5 million in 2003 from approximately $11.2 million in 2002 and approximately $12.4 million in 2001. Our revenues from services increased in 2003 to approximately $11.2 million from approximately $10.5 million, a decrease from approximately $10.6 million 2001. Our gross margin from products is higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is relatively higher than our cost of products. If this trend continues, our gross margins and profitability may be adversely affected.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

     The market for CAD/CAM products is rapidly evolving. This makes it difficult to predict demand and market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline. In addition, if a product we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

     Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations, including Israel and Europe. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

      We have entered into non-competition agreements with most of our employees in Israel and we intend to enter into non-competition with the rest of our employees. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have recently required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer which have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected.

      Many of our senior executives have joined us within the past year. For instance, our Chief Executive Officer, Chief Operating Officer and VP Quality Management were appointed in 2003, and our Chief Financial Officer and VP Research and Development joined us during 2004. If this new senior management team is unable to transition into their respective positions, our operations will be adversely affected.

Any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

     One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose that software, our business could be materially adversely affected.

     To date, most of the software relating to the Cimatron E, Cimatron IT and the Quick family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. For example, certain of the modules that we offer along with our Cimatron E and Cimatron IT are licensed from third-party developers. In addition, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, for the representation of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations.

We may not be successful in protecting our intellectual proprietary technology and this could result in the loss of revenue.

     We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products. The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others. This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do. For instance, we have encountered significant piracy problems in certain jurisdictions, including in Brazil and China, where the main competition we face is from pirated copies of our products. These problems may increase as many of our customers and their competitors migrate their businesses to lower cost labor markets in the Far East. Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We may be subject to litigation to determine the scope of proprietary rights of others.

     Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe upon any existing third-party proprietary rights, and to our knowledge there have been no claims of infringement by us of third-party proprietary rights to date; however, there can be no assurance that any such claims will not be asserted against us in the future. If infringement is alleged, we could be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses on terms commercially acceptable to us, if at all.

Risks Related to our Operations in Israel

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

     Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. We cannot predict any future trends in the rate of inflation/ deflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

Conditions in Israel may affect our operations.

     Our principal offices and facilities are located in Israel and a small portion of our sales are made to customers in Israel. Accordingly, political, economic and military conditions in Israel may directly affect our business. Since the establishment of the State of Israel in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Since September 2000, terrorist violence in Israel has increased significantly and negotiations between Israel and Palestinian representatives have effectively ceased. Ongoing and revived hostilities or other factors related to Israel could harm our operations and research and development efforts and decrease our sales. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

Our operations may be disrupted by the obligation of our personnel to perform military service.

     Many of our officers and employees in Israel are obligated to perform annual military reserve duty and may be called to active duty under emergency circumstances. At various times over the last four years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future. While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

We benefit from tax benefits, the termination of which could affect our operations.

     We benefit from certain Israeli government programs and tax benefits, particularly from tax exemptions and reduction resulting from the Approved Enterprise status of our facilities in Israeli. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and equipment and financing a percentage of those investments with our share capital. If we fail to meet such conditions in the future, these benefits could be cancelled, and we could be required to refund any tax benefits already received. These programs and tax benefits may not be continued in the future at their current levels or at all, and our requests for future participation in these programs for future investment programs may not be approved. The termination or reduction of these programs and tax benefits could increase our effective tax rates, thereby reducing our net profits or increasing our net losses.

It may be difficult to effect service of process and enforce judgments against directors or officers in Israel.

     We are incorporated in Israel. Many of our executive officers and directors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any of those persons. It may also be difficult to enforce civil liabilities under United States federal securities laws in actions originally instituted in Israel.

Item 4.     Information on the Company

History and development of the Company

     We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers. We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time.

     In August 2003 we appointed a new Chief Executive Officer, Zvika Naggan and a new VP Quality Management. In addition, a number of our other senior executives have joined us within the past year. For instance, our VP Marketing and Chief Operating Officer joined us in the second half of 2003 and our Chief Financial Officer and VP Research and Development joined us during 2004.

     Our full name is Cimatron Ltd. and we incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel. Our telephone number is 972-3-531-2121 and our web site is located at http://www.cimatron.comwww.cimatron.com. Our U.S. agent is CT Corporation System, with an address at 3 Winners Circle, Albany, NY 12205.

     Our capital expenditures for 2003 amounted to approximately $540,000 and were mostly for the purchase of computers, computer equipment and other office equipment.

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

     The development process for the mechanical design and manufacturing of products generally includes the following steps:

  conceptual design of the product and its components;

  tool design and detailed design for manufacturing;

  creating the toolpath data in the form of numerical control, or NC, codes that provide the instructions for a machine to cut a part according to specifications received; and

  manufacturing the product.

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

     The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

  the compatibility of our products with other software applications and existing and emerging industry standards;

  our ongoing product and feature development;

  the offering of unique innovative products to the tooling industry;

  the level of our product breadth and integration;

  our hardware platform support;

  the technical expertise and support that we provide;

  the flexibility of our products;

  the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

  the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

      Cimatron E

     Cimatron E, our current generation of CAD/CAM solutions for the tooling industry, was initially released in September 2001. Since its release, it has achieved rapid market acceptance and to date we have successfully sold copies of the product worldwide. We released our newest version of the Cimatron E (Version 5.1) in April 2004. This product provides comprehensive tools, applications and process-automation solutions for the tooling industry. Cimatron E is designed with the tooling industry in mind, where all stages involved in the tooling process are supported by applications that perform at new levels of speed and flexibility.

     Cimatron E encompasses a set of powerful and easy-to-use 3D design tools. The unified solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease. In the design process, Cimatron E integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, Cimatron E implements 2.5 to 5 axis toolpaths using high-speed machining knowledge of stock remaining and templates to reduce programming and machine time. The mission critical tasks of splitting the model, applying engineering changes, and extracting electrodes and inserts are all handled by Cimatron’s “Quick Tooling” wizard-based applications.

     Cimatron E communicates with most other CAD/CAM systems, runs on personal computers, as well as engineering workstations employing Windows based operating systems (which are the primary operating systems used for the personal computer and workstation platforms on which our products are used) and transfers data easily and reliably among different hardware and software environments.

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

The Cimatron E product family includes the following basic modules:

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

Designer Solution

Provides users with full 3D design capabilities. Designer Solution includes 3D wireframe, surfaces and parametric solid hybrid modeler, enabling assembly support. Designer Solution includes SAT, STL, PFM and one* DI optional module. The system includes QuickSplit and fully associative drafting solution and is upgradeable to Master Solution by adding the Designer2Master (D2M) upgrade option.

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

Student Package

This is a limited Cimatron package for academic use. This package exposes most of our capabilities, and enables execution of a full mold design process, yet is limited to non-industrial applications. The system includes a 3D wireframe, surfaces and parametric solid hybrid modeler, MoldDesign, QuickDrill, QuickSplit, QuickCompare, QuickElectrode, associative drafting, link to NC solutions, and contains the toolpath management routines. This package supports up to 3X milling capabilities and includes 3X simulator and verifier, and MoldDesign application and Read Only for IGES; DXF; DWG; SAT; STL, STEP; PTC Neutral and VDA. The package is protected via software mechanism and does not require a plug.

View Only

Provides the infrastructure that links all design and manufacturing modules. The system includes a 3D wireframe, surfaces and parametric solid hybrid modeler, QuickSplit, QuickElectrode; associative drafting and link to NC solutions. This base solution supports viewing of 2.5X -5X milling procedures and includes 3X simulator and verifier. The system supports Reading all leading standard formats: IGES, DXF, DWG, SAT, STL, STEP, PTC Neutral, VDA and PFM

     In addition to these basic modules, we offer 36 optional modules for a wide variety of additional applications that allow customers to purchase those components most helpful for their businesses and grant customers greater control over the rate of investment in our products.

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

     Depending on the basic system configuration and optional modules selected, the suggested retail price of each of Cimatron E and Cimatron IT module ranges from approximately $4,000 to approximately $30,000. The average price per seat is between $15,000 and $18,000.

     QuickNC

     First released in March 2002, with its most recent version launched in March 2003, QuickNC is a CAM package focusing on shop floor manufacturing operations. This software allows NC operators to calculate toolpaths just once, minimizing the need for a simulator. This enables final cutting strategy decisions to be made before actual toolpath calculation, while intelligent decision-making is based on graphical in-process feedback. Coupled with absolute reliability, machining efficiency and top-level surface quality, QuickNC provides rapid tool-path calculation time, knowledge of stock remaining, and adaptive feed control. The software enables live communication via the Internet, where both parties can operate and discuss the full NC process in real-time. QuickNC is intuitive and simple, with only a minimum number of required parameters needed to define the NC process, and full training can be completed in a few hours.

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

     Additionally, we have been increasing our penetration in the niche market of mold, tool, die and fixture makers, in an effort to become the lead supplier of CAD/CAM solutions to this segment of the manufacturing market. Our strategy involves examining the functionality of current and future products through in-depth focus-meetings with mold, tool, die and fixture makers, thereby making customers partners in the development of custom solutions for this niche market.

     We distribute our products to end-users in approximately 35 countries in five continents through certain of our subsidiaries (in the United States, the United Kingdom, Canada, Germany, China and France), directly in Israel and through a network of 28 independent Providers. Between us, our subsidiaries and our Providers, our family of products is currently supported at over 8,500 customer sites with more than 17,000 installations.

     Until recently, our sales structure was based on the direct supervision of our VP Sales over all sales operations. However, our new senior management has restructured our sales operations as a result of which we have divided our sales organization on a regional basis. In each region we appointed a vice president in charge of sales in such region. We expect such changes to result in a more efficient sales structure.

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

     Providers serve as an integral part of our marketing and service network around the world. They give our products a local “feel” by (a) offering technical support in the end-user’s native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars. Providers continually develop new ways to adapt and enhance our products to meet their respective customers’ regional and company-specific needs.

     A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions). Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our Providers in Italy and Japan, no Provider accounted for more than 5% of our total revenue for the year ended December 31, 2003.

     There can be no assurance that all existing relationships with our Providers will be renewed. We believe that with the exception of our Providers in Italy and Japan, the termination of our relationship with a single Provider would not harm us materially; however, the termination of our relationship with several of our Providers at approximately the same time or with any of our Providers in either Italy or Japan could seriously harm us. There can be no assurance that, in the event that we lose any of our Providers, we will be successful in recruiting replacement professional and technically competent Providers.

     Subsidiaries

     In 1996, we adopted a strategy of increasing our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, in September 1996, we acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider. In addition, between August and October 1997, we entered into a series of agreements with our German Provider, pursuant to which our German Provider transferred all of its Cimatron-related business, including goodwill, assets and employees (with the exception of distribution rights), in certain regions of Southern Germany, to our German subsidiary, Cimatron GmbH, and in December 1997, we also formed a subsidiary in France, Cimatron Sarl. More recently, we established a Japanese subsidiary that commenced operations in March 2001; a United Kingdom subsidiary that commenced operations in August 2002; and a Chinese subsidiary which was formed in December 2002. In December 2002, we also entered into a joint venture in Korea with a third party in which we held 30% as of December 31, 2003. Since we started increasing our direct involvement in certain key markets through our subsidiaries, we have witnessed an improvement in sales conducted by such subsidiaries, and we expect to increase this marketing channel.

     Marketing Representatives

      In 1998 we funded the formation and operations of a marketing office in India, and in February 2001 we opened a marketing office in South Korea. The purpose of these offices is to assist our local Providers in educating the market on our products. In 2003, we closed our marketing office in China, as the office became redundant due to the opening of our new subsidiary there.

Dependency on Patents and Licenses

     To date, most of the software relating to the Cimatron E, Cimatron IT and the Quick family of products has been developed internally by our reseach and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. For example, certain of the modules that we offer along with our Cimatron E and Cimatron IT are licensed from third-party developers. In addition, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, for the representation of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. See “Item 3 - Risk Factors - We rely, to a certain extent, on third parties’ software. If we lose that software, our business could be materially adversely affected.”

Customers

     Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. Our customers are located in approximately 35 countries worldwide.

     In the years ended December 31, 2003, 2002 and 2001, approximately 56%, 54% and 47%, respectively, of our revenues were from Europe; approximately 10%, 11% and 16%, respectively, of our revenues were from Israel; approximately 20%, 23% and 21%, respectively, of our revenues were from the Far East; approximately 13%, 12% and 15%, respectively, of our revenues were from North America; and approximately 0.5%, 0% and 1%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

     The following tables represent a geographical breakdown of our revenues from products and services from the last three years (in thousands of U.S. dollars):

Year 2003

Geographical Region	Products		Services

	Amount	Percent	Amount	Percent

Europe	5,394	51.6%	6,809	61.0%

Israel	756	7.2%	1,328	11.9%

Far East	3,028	29.0%	1,366	12.2%

North America	1,240	11.9%	1,568	14.0%

Other	30	0.3%	90	0.8%

Total	10,448	100%	11,161	100%

Year 2002

Geographical Region	Products		Services

	Amount	Percent	Amount	Percent

Europe	5,933	53.2%	5,715	54.5%

Israel	734	6.6%	1,610	15.4%

Far East	3,340	30.0%	1,570	15.0%

North America	1,104	9.9%	1,495	14.3%

Other	39	0.3%	88	0.8%

Total	11,150	100%	10,478	100%

Year 2001

Geographical Region	Products		Services

	Amount	Percent	Amount	Percent

Europe	7,105	53.1%	3,599	37.6%

Israel	1,060	7.9%	2,592	27.1%

Far East	3,449	25.8%	1,459	15.2%

North America	1,600	12.0%	1,831	19.1%

Other	166	1.2%	93	1.0%

Total	13,380	100%	9,574	100%

     Other than our Provider agreements and certain maintenance contracts with customers in Israel, we currently have no long-term contracts with any customer and sales are generally made pursuant to purchase orders received from distributors.

Potential Fluctuations in Operating Results; Seasonality

     Potential Fluctuations in Operating Results

      See “Item 3 - Risk Factors - We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares” for a discussion of factors which may cause annual or quarterly fluctuations in the results of our operations.

     Seasonality

     We sell our products to corporations and our sales are therefore subject to the fiscal and budgeting cycles of these corporations. Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the first quarter are relatively slower.

Organizational Structure

      Each of our principal shareholders, Koonras and DBSI, holds 2,573,820 shares, representing approximately 32.15% of our outstanding share capital. Koonras and DSBI have entered into an agreement, by which a number of their shares equal to, or greater than, 25.05% of our issued and outstanding share capital cannot be sold by either party without first offering such holding to the other party. Additionally, under such agreement, in the event that the selling party’s offer is refused, the other party shall then have the right to participate, pro-rata, with the selling party in the sale of his shares to a third party. Additionally, Koonras and DSBI have agreed that they will each appoint half of our directors, not including our outside directors required to be appointed under Israeli law and independent directors required to be appointed under the Nasdaq listing qualifications, and that they will vote together at our shareholders meetings.

     For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

Property, Plants and Equipment

     We do not own any real property. We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. We occupy an aggregate of approximately 2,000 square meters at this facility. In 2003, the aggregate annual lease payments for the office premises were approximately $230,000. The term of this lease ends during February 2006 and we have an option to extend the lease for an additional three years.

     The following table represents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2003 (in thousands of U.S. Dollars):

			APPROXIMATE
ENTITY	LOCATIONS		ANNUAL EXPENSE
			(in thousands of US$)

Headquarters in Israel	Givat Shmuel		230

North American subsidiary	Michigan and Illinois (U.S.)*		142

German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning		237

French subsidiary	Oyonnax		22

UK subsidiary	Huddersfield		19

Japanese subsidiary	Tokyo		36

	Beijing		36
Chinese subsidiary	Woxi
	Chengdu

South Korean affiliate	Seoul		12

		Total	734

* We closed our marketing office in Ontario, Canada in 2002 and our marketing efforts in Canada continue through our U.S. offices.

Item 5.     Operating and Financial Review and Prospects

Overview

     We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.

      Revenues

      We derive revenues mainly from (a) sale of our products, including software and hardware components, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services. Most of our sales are for an amount in the range of $15,000 to $18,000. Accordingly, revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues. We provide maintenance services pursuant to maintenance contracts which either provide for annual maintenance fees or for the payment of maintenance fees upon the provision of upgrades to our products. Generally, maintenance contracts are for a one year term. It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis. While customers in most markets do purchase maintenance services from us, our customers in the Far East (other than in Japan) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

     Cost of Revenues

     Our cost of revenue consists of five major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for research and development personnel) and facilities costs, (b) hardware costs in Israel, Germany, France and the U.K. (c) royalties payable to third parties for third party software, (d) royalties payable to the Israeli Office of the Chief Scientist and (e) amortization of capitalized software development costs.

     Software Development Costs

      Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2002 and 2003 costs incurred between the completion of the working model and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs incurred in 2002 and 2003 have been expensed.

     Primary and Reporting Currency

      We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2002 and 2003 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. In 2001 and the first quarter of 2002, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. However, during the last three quarters of 2002 and in 2003 our results of operations benefited from the increase in the Euro - U.S. dollar exchange rates during these periods. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

      Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. In 2001 and 2002, the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. In 2003, there was on one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

     See “– Liquidity and Capital Resources – Impact of Inflation and Devaluation on Results of Operation, Liabilities and Assets” for information relating to our policy of hedging against currency fluctuations.

Critical Accounting Policies

      The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which were prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an on-going basis. We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

     We believe that application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements.

     Revenue Recognition

     We recognize revenues in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, Software Revenue Recognition, as amended.

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

      In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers. For some customers, typically those with whom we have long-term relationships, we may grant extended payment terms. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required.

      Our software products do not require significant customization or modification. Service revenues include consulting services, post-contract customer support and maintenance and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided.

      We have no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, no provision in respect thereof is included in our financial statements.

     Allowance for Doubtful Accounts

      We evaluate the collectability of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g. bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due and on our historical experience in collecting such receivables.

     Capitalized Software Development Costs

      We capitalize software development costs in accordance with SFAS No. 86, subsequent to the establishment of technological feasibility and up to the time the software is available for general release to customers. Our policy on capitalized software development costs determines the timing of our recognition of certain development costs. In addition, this policy determines whether the cost is classified as a development expense or cost of revenues. We are required to use professional judgment in determining whether development costs meet the criteria for immediate expense or capitalization. Our judgment refers primarily to the establishment of technological feasibility and to on-going assessment of the recoverability of cost capitalized. We do that by considering certain external factors such as anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Operating Results

	December 31,

	2001	2002	2003

	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:

Products	12,371	11,150	10,448
Services	10,583	10,478	11,161

Total	22,954	21,628	21,609

Cost of revenue:
Products	4,920 *	3,234	3,056
Services	2,394	1,783	1,562

Total	7,314	5,017	4,618

Gross profit	15,640	16,611	16,991

Research and development costs	7,626 *	5,562	5,210
Restructuring Costs	250	(250)	—
Selling, general and administrative expenses	12,711 *	11,670	12,645

Operating loss	(4,947)	(371)	(864)
Financial income (Expenses), net	(467)	428	369
Other income (Expenses)	(81)	1	203

Income (Loss) before taxes	(5,495)	58	(292)
Taxes on income	(163)	(48)	(9)

Net income (Loss)	(5,658)	10	(301)

Net income (Loss) per share (basic and diluted)	(0.71)	(* * )	(0.04)

Weighted average number of shares outstanding	8,001	7,981	7,838

* Re-Classified
* * Less than $0.01

	December 31,

	2001	2002	2003

	In thousands of US$
Balance Sheet Data:
Revenue:
Cash and cash equivalents	4,534	4,077	3,124
Short-term Investments	4,440	4,017	6,358

Total cash, cash equivalents and short-term investments	8,974	8,094	9,482
Working capital	10,840	10,861	10,639
Total assets	22,855	21,371	22,386
Total liabilities	8,313	7,212	8,865
Shareholders’ equity	14,542	14,159	13,521

     Revenue

     Our total revenue remained approximately $21.6 million in 2003 as in 2002, when it decreased from approximately $23.0 million in 2001, a decrease of approximately 6%. Our revenues from the sale of products decreased to approximately $10.5 million in 2003 from approximately $11.2 million in 2002 and approximately $12.4 million in 2001. The decrease in the sale of products in 2003 was due to (a) decreased demand for consumer products resulting from the recession in the U.S. and other global markets, which caused decreased activity and consumer products manufacturers, including our customers, (b) mold, tool, die and fixture makers migrating their operations to low cost labor markets in the Far East, which markets are also characterized by lower prices and by higher usage of pirated copies of software products, and (c) the outbreak of the SARS virus in China in 2003, which had a material adverse impact on our marketing and sales activity there in part of 2003. The decrease in revenue in 2002 was primarily due to reduced opportunities for new sales of products in the Israeli market due to the recession in Israel and to our holding a relatively large share of the Israeli CAD/CAM market, which is a mature market. As a percentage of revenues, our revenues from the sale of products decreased from approximately 53.9% in 2001 to approximately 51.6% in 2002 and approximately 45.4% in 2003. Our revenues from services increased in 2003 to approximately $11.2 million from approximately $10.5 million, which represented a decrease from approximately $10.6 million 2001. The decrease in service revenues in 2002 was due to certain customers of our Cimatron IT products not transitioning to our Cimatron E product, which was introduced in the third quarter of 2001. The increase in service revenue in 2003 resulted primarily from exchange rate fluctuations (i.e., a devaluation of the U.S. dollar against the Euro, which is the currency used in a majority of our sales). As a percentage of revenues, our revenues from services increased from approximately 46.1% in 2001 to approximately 48.4% in 2002 and approximately 51.6% in 2003. If the trend of increased revenues from services and reduced revenues from products continues, our gross margins and profitability may be adversely affected. See “Item 3 – Risk Factors – Recently, we have witnessed an increased in our revenues from services and a decrease in our revenues from products. If this trend continues, it may adversely affect our gross margins and profitability”.

     For a geographical breakdown of our revenue, please refer to “Item 4 –Information on the Company – Geographical Breakdown of our Revenue”.

     Cost of Revenue

     Cost of revenue decreased in 2003 to $4.6 million from $5.0 million in 2002 (a decrease of 8%), which was a decrease from $7.3 million in 2001 (a decrease of 33%). The decrease in the cost of revenue for the year 2003 was primarily due to (a) the decrease in the sales of products in 2003 and (b) decreases in salary expenses. The decreases in salary expenses were due to reductions in employees and increases in our effective U.S. dollar – NIS exchange rate resulting from the level at which we hedged NIS denominated expenses under currency forward contracts at the end of 2002, resulting in lower dollar costs. The decrease in the cost of revenue for the year 2002 was primarily due to (a) a decrease in salary and employee benefits and (b) the non-recurrence of a one-time write off in 2001 of $886,000 against modules for Cimatron E that were determined by us to be non-saleable.

     Gross Profit

     Gross profits, as a percentage of total revenue, was 78.7%, 76.8% and 68% in 2003, 2002 and 2001, respectively.

     Research and Development, Patents and Licenses, etc.

     Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $5.2 million in 2003, $5.6 million in 2002 and $7.6 million in 2001. The decreases in 2003 (7%) and in 2002 (26%) were due to a continued reduction in salaries and personnel. The decrease in 2003 was also due to increases in our effective U.S. dollar – NIS exchange rate resulting from the level at which we hedged NIS denominated expenses under currency forward contracts at the end of 2002, resulting in lower dollar costs.

     Selling, General and Administrative Expenses

     Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2001, 2002 or 2003 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid for management services to ZCT in January and February 2002 and to DBSI and Koonras from March 2002 onwards and (e) reserves for doubtful debts.

     In 2003, selling, general and administrative expenses increased by 6% from $11.7 million in 2002 to $12.6 million, which increase was due to (a) the relatively high Euro – U.S. dollar exchange rate throughout 2003, which resulted in increase selling expenses consisting of the salaries of the personnel of our European subsidiaries, (b) the expenses we incurred in connection with a full year of operations of our U.K. and Chinese subsidiaries, both of which we opened in 2002 and (c) expenses we incurred in connection with severance payments to our former chief executive officer. In 2002, selling, general and administrative expenses decreased from $12.7 million in 2001 to $11.7 million, a decrease of 8%. This decrease was primarily due to a reduction in salaries and employee benefits.

     Financial Income (Expenses)

     Financial income (expenses) consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on tax rebates and currency translation adjustments between the U.S. dollar exchange rate imposed on our assets and liabilities. Financial income was $369,000 in 2003, a decrease of 14% compared to financial income of $428,000 in 2002, and financial expenses of $467,000 in 2001. The decrease in financial income in 2003 was due primarily to our not selling any bonds held by us, as opposed to 2002, in which we gained $359,000 from such sales. The increase in the year 2002 was primarily due to (a) the gain from the sale of bonds, a part of which was recorded in our financial statements for the previous year under other comprehensive income; and (b) the revaluation of the Euro in relation to the U.S. dollar.

Effective Corporate Tax Rate

     We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 2000. We believe that our effective tax rate in Israel would have been approximately 21% for the year ended December 31, 2003, had we not incurred tax losses in Israel. We believe that our effective tax rates in the U.S., Germany, France, the U.K. and Japan would have been approximately 34%, 42%, 34%, 30% and 36%, respectively, for the year ended December 31, 2003, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $2,330,000 as of the end of 2003. In addition, as of December 31, 2003, we had approximately $6,900,000 in net operating loss carryforwards in North America, $1,200,000 in Germany, $2,400,000 in France and $480,000 in the U.K. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

      We have been granted an “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 continuously since 1994. The current status term will expire in the earlier of seven years after we begin to generate income subject to preferable taxation under the “Approved Enterprise” status and 2015. Consequently, we are eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise plans is exempt from tax for a period of either two or four years, commencing in the first year in which we generate taxable income from such Approved Enterprise, and is subject to a reduced tax rate of 25% for a further five or three years, respectively. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources for 2003

      During 2003 we generated (i) $10,125,000 from sales of software licenses, (ii) $323,000 from sales of hardware, (iii) $9,082,000 from software and hardware maintenance fees, (iv) $725,000 from service bureau activities (in Israel), (v) $1,354,000 from other services related to the software, (vi) $642,000 million from proceeds from the maturity of bonds and mutual funds and (vii) $44,000 from the sale of property and equipment. In addition, we received a loan in the amount of $500,000 from a Swiss bank, which is secured by a deposit in the amount of $500,000. The interest payable on the loan is 2.5% per annum, and the interest payable on the deposit is 10% per annum, resulting in a finance income of approximately $37,500 per annum.

     During 2003, we invested $3.1 million in bonds, $0.6 million in the purchase of property and equipment and $0.03 million in treasury stock, and we generated $1.5 million in operating activities. These transactions caused our aggregate amount of cash and cash equivalents to be $3.1 million as of December 31, 2003 as compared to $4.0 million as of December 31, 2002, and our short-term investments to be $6.4 million as of December 31, 2003 as compared to $4 million as of December 31, 2002. We fund our operations primarily from operating income.

     As of December 31, 2003, our cash and cash equivalents and short-term investments totaled $9,482,000, compared to $8,094,000 as of December 31, 2002. This inrease was primarily the result of cash generated by operations. As of December 31, 2003, our working capital was $10,639,000 and our total assets were $22,386,000, compared to $10,861,000 and $21,371,000, respectively, as of December 31, 2002. The change in total assets resulted from increases in short-term investment, property and equipment and severance pay funds, off set by a decrease in cash equivalents, accounts receivable and other assets (due to an amortization of software development costs).

     Our trade receivables, net of allowance for doubtful accounts on December 31, 2003 totaled $5,725,000, compared to $6,337,000 on December 31, 2002. The collection cycle has shortened during 2003 compared to 2002 due to improvement in the collection methods. We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten the collection cycle.

     Concentration of credit risk. Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Our cash and cash equivalents, short-term investments and long-term investments are invested in deposits with major banks in the United States, Europe and Israel. We believe that the financial institutions holding our cash funds are financially sound, and that minimal credit risk exists with respect to our marketable securities, which consist of debt securities of the Government of Israel and highly rated corporate bonds. Our accounts receivable are generated from a large number of customers located in Europe, Asia, the United States and Israel. We perform ongoing evaluations of our accounts receivable and maintain an allowance for doubtful accounts that we believe is adequate to cover all anticipated losses with respect to our accounts.

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

     Impact of Tax Assessments

     On December 31, 2002 the Israeli Tax Authority issued us tax assessments for the years 1998 to 2000. We reached a settlement agreement with the Tax Authority in the second quarter of 2004. Under the settlement, we will pay the Israeli Tax Authority a total of approximately $120,000 to settle all assessments. As a result of previous provisions we made, in 2004 we will only make a one-time provision for income tax in the amount of approximately $11,000 in connection with the settlement of these assessments.

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

     The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months from a low of NIS 4.352 to the dollar to a high of NIS 4.634 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. dollar =	HIGH 1 U. S. dollar =

December 2003	4.352	4.441

January 2004	4.371	4.483

February 2004	4.437	4.493

March 2004	4.483	4.535

April 2004	4.515	4.599

May 2004	4.555	4.634

     The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 1999 - December 31, 1999	4.154 NIS/$1

January 1, 2000 - December 31, 2000	4.067 NIS/$1

January 1, 2001 - December 31, 2001	4.219 NIS/$1

January 1, 2002 - December 31, 2002	4.738 NIS/$1

January 1, 2003 - December 31, 2003	4.548 NIS/$1

     In 1999 the rate of inflation was approximately 1.3% and the rate of devaluation was -0.3% . In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7% . During 2001, the NIS was devalued against the dollar by 9.3% . As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2001, but they did not materially affect our results of operations in such periods. In 2002 the rate of inflation was 6.5% and the rate of devaluation of the NIS against the dollar was 7.27% . In 2003, there was on the one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation.

      Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. Our policy is to hedge 60% to 80% of our Euro denominated accounts receivables to protect against a reduction in reported revenues arising from decreases in the Euro – U.S. dollar exchange rate and to hedge 60% to 80% of our NIS denominated expenses to protect against an increase in reported expenses arising from increases in the U.S. dollar – NIS exchange rate. The counter-parties to our forward contracts are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts related to credit risks is remote and that any losses would be immaterial. As of December 31, 2003, we had forward contracts to sell up to $4.5 million for a total amount of NIS 21.6 million that were scheduled to mature prior to June 30, 2004. See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents, licenses, etc.

     We conduct our research and development operations in Israel. Our research and development efforts have been financed through internal resources and through plans sponsored by the Chief Scientist of the Government of Israel. In the years ended December 31, 2001, 2002 and 2003, our gross research and development expenditures were $7,626,000, $5,562,000 and $5,210,000, respectively (33%, 26% and 24% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the Chief Scientist of the Government of Israel for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the Chief Scientist and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist plans approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months. As of December 31, 2003, the Company’s contingent liability with respect to such grants was $3,822,000, contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

     The Government of Israel does not own proprietary rights in the technology developed using its funding and there is no restriction on the export of the products manufactured using the technology. Certain restrictions with respect to the technology do apply, however, including the obligation to manufacture the product based on such technology in Israel and to obtain the Chief Scientist’s consent for the transfer of the technology to a third party. If the Chief Scientist consents to the manufacture of the products outside Israel, applicable regulations would require the payment of increased royalties, ranging from 120% up to 300% of the amount of the Chief Scientist grant, depending on the percentage of foreign manufacture. These restrictions continue even if we have paid the full amount of royalties payable in respect of the grants. In 2002, the law relating to the Chief Scientist was amended to, among other things, enable companies applying for grants from the Chief Scientist to seek prior approval for conducting manufacturing activities outside of Israel without being subject to increased royalties. However, this amendment will not apply to any of our existing grants. In addition, the amendment provides that one of the factors to be taken into consideration by the Chief Scientist in deciding whether to approve a grant application is the percentage of the manufacturing of the relevant product that will be conducted outside of Israel. Accordingly, should we seek additional grants from the Chief Scientist in connection with which we also seek prior approval for manufacturing products outside of Israel, we may not receive such grant or may receive a grant in an amount that is less than the amount we sought.

     Based upon the aggregate participation payments received to date, we expect that we will continue to pay royalties to the Chief Scientist on sales of our products and related services for the foreseeable future. In the years ended December 31, 2001, 2002 and 2003, we paid or accrued royalties to the Chief Scientist in the amount of $579,000, $578,000 and $668,000, respectively. From time to time provisions of Israeli law relating to the terms of the Chief Scientist participation were amended and may be further amended in the future. In addition, the Chief Scientist budget was subject to reductions and such reductions may affect the availability of funds for chief scientist participation in the future. Such amendments or reductions in budgets could have a material adverse effect on our business, financial condition and results of operations.

     In addition to the Chief Scientist grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. The Company’s contingent liability as of December 31, 2003 with respect to such grants was $563,000, contingent upon the Company’s incremental exports.

     Trend Information

     We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures. Following is a summary of the material trends and uncertainties influencing our operations:

     Migration to Far East. Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for there manufacturing activities. We anticipate that this migration will continue and have expanded our operations in Asia, including in China, in order to increase our share of those growing markets. Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be adversely affected.

     Maintenance Revenues. It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis. While customers in most markets do purchase maintenance services from us, our customers in the Far East (other than in Japan) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis. Accordingly, our maintenance revenues may be adversely impacted to the extent that our customer base shifts to those markets in the Far East where customers often do not purchase maintenance and there is no corresponding increase in customers in other markets.

     Decrease in prices. The strong competition in the software business generally and in the CAD/CAM business specifically, along with the economic downturn since 2001, have caused revenues of companies in our industry to decrease. Such decrease in software prices has resulted in a decrease in our revenues and thus in our profits. As a result, we have been forced to employ cost-cutting measures. If the foregoing trend continues, we may have to employ additional cost-reduction measures.

     Risk factors. In addition, our results of operations and financial condition may be affected by various other factors discussed in “Item 3 - Key Information - Risk Factors”, including market acceptance of our products, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target industries.

E.     OFF-BALANCE SHEET ARRANGEMENTS

     1.     With respect to our contingent liability relating to payment of royalties to the Chief Scientist, see “ - Research and development, patents, licenses, etc.” above.

     2.     As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2003 was $563,000, contingent upon our incremental exports.

     3.     Following December 31, 2003, the Company entered into forward transactions (i) to sell an aggregate of $2,200,000 and buy an aggregate of NIS 10,252,000, (ii) to sell an aggregate of EURO 2,732,000 and buy an aggregateb of $3,200,000, and (iii) to sell an aggregate of EURO 800,000 and buy an aggregate of NIS 4,385,000.

F.     TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

     The following table summarizes our contractual obligations and commercial commitments as of December 31, 2003:

Contractual Obligations as of December 31, 2003	Payments due by Period (US$ in thousands)

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	$ 2,721	$ 1,169	$ 1,552	0	0

Purchase Obligations and Commitments	$ 1,831	$ 379	$ 1,194	$ 233	$ 25

Other Long-Term Liabilities	$ 3,447(1)	0	0	0	0

Total Contractual Cash Obligations	$ 7,999	$ 1,548	$ 2,746	$ 233	$ 25

(1) Represents a provision for future severance pay obligations.

G.     Safe Harbor

     This annual report on Form 20-F contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively, the “Safe Harbor Provisions’”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 (“Key Information”) under the caption “Risk Factors” (“Cautionary Statements”). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 6.      Directors, Senior Management and Employees

Directors and Senior Management

     As of the date of this annual report, our directors, senior management and key employees were as follows:

Name	Age	Position

Yossi Ben Shalom	49	Chairman of the Board

Rimon Ben-Shaoul	59	Director

Barak Dotan	36	Director

Kenny Lalo	46	Director

David Golan	63	Director

Ofra Brown	50	Outside Director

Ophira Rosolio-Aharonson	54	Outside Director

Zvika Naggan	45	President and Chief Executive Officer

Arie Feldman	58	Chief Technology Officer

Eli Gendler	36	Vice President of Finance and Chief Financial Officer

Danny Haran	46	Vice President of Marketing and Chief Operating Officer

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

Kenny Lalo has served since 2001 as Vice President of Koonras Technologies Ltd. and as a member of the board of several of its affiliates. Mr. Lalo has acted in the capacity of “of-counsel” to the law firm of Eitan, Pearl, Latzer & Cohen-Zedek since 2001. From 1993 to 2001, he served as general counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the board of several of its affiliates. From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA. Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown University and a master’s degree in business administration from Northwestern University, Chicago.

David Golan has been a director on our board since 1992 and is a former Chairman of the board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd. From 1992 to March 1997, he was Executive Vice President of Zeevi Holdings. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

Ofra Brown currently serves as the Chief Financial Officer of VIZRT Ltd., a public company traded on the German Stock Exchange in Frankfurt, Germany. Ms. Brown also serves on the board of directors of Investec Underwriting and Consulting (Israel) Ltd. From 1999 to 2001, Ms. Brown served as the Chief Financial Officer of BVR Technologies Ltd., a company publicly traded on the NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd. Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

Ophira Rosolio-Aharonson currently serves as the Chief Executive Officer of Seagull Tech Ventures Ltd., and serves as an active executive director at several private hi-tech companies and publicly traded companies on NASDAQ, EASDAQ and the Tel Aviv Stock Exchange. From 1990 to 1999, Ms. Rosolio-Aharonson served as the Chief Executive Officer of Seagull Tech, Inc. and Terra Computers Inc. From 1980 through 1989, Ms. Rosolio-Aharonson held several senior positions at Clal Ltd., a company publicly traded on the Tel Aviv Stock Exchange, Israel, including director, Chief Executive Officer, Chief Operations Officer and Vice President of Sales and Marketing of Clal Ltd.’s subsidiaries. Ms. Rosolio-Aharonson holds a bachelor of science degree in applied mathematics and physics from the Technion, Israel Institute of Technology (the “Technion”) and a master’s degree in business administration from Tel Aviv University.

Zvika Naggan has been our President and Chief Executive Officer since August 2003. Mr. Naggan was employed by Evergreen, an Israel-based venture capital firm, where he was CEO in Residence. He previously held the position of Vice President and General Manager of the Intelligent Networks Division of Comverse (NASDAQ: CMVT). Prior thereto, he was the Chief Information Officer, Vice President Customer Support, and held other senior management positions with Comverse. Mr. Naggan holds a bachelor of science degree in industrial engineering from the Technion and a master of business administration degree from Tel Aviv University.

Arie Feldman founded Cimatron in 1982 and currently serves as the Chief Technology Officer of the Company. From 1977-1981, he served as group leader of Mechanical Design Applications at Gerber Systems Technology Inc. From 1971-1977, he headed the Numerical Design department at Israel Aircraft Industries (IAI) where he developed IAI’s internal CAD/CAM system. Mr. Feldman holds a bachelor of science degree in aeronautical engineering from the Technion, and a master of science degree in computer science and a master of business administration degree, both from the Rensselaer Polytechnic Institute, Troy, New York.

Eli Gendler joined the Company in early 2004 as Vice President of Finance and Chief Financial Officer after many years in the finance divisions of Israeli-based international hi-tech companies. Prior to joining Cimatron, Mr. Gendler was the CFO of IFN Systems and Workplace IQ, both software developers. He holds a master’s degree in law (LL.M.) from Bar Ilan University and a bachelor’s degree in accounting and economics from Tel Aviv University, and is a Certified Public Accountant in Israel.

Danny Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in November 2003 after having been employed by Comverse (Nasdaq:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division. Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company. Mr. Haran holds a bachelor of science degree in computer engineering from the Technion a master of science degree from the Weitzman Institute, and a master of business administration degree from Tel Aviv University.

Arrangements for the election of Directors

     Koonras Technologies Ltd. and DBSI Investments Ltd., our two largest shareholders (each holding 32.15% of our share capital), control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors. Koonras and DBSI have entered into an agreement by which, among other matters, they will each appoint one half of our directors, not including our outside directors, and vote together at our shareholders’ meetings.

Compensation

      During the year ended December 31, 2003, we paid, in the aggregate, approximately $958,000 in direct remuneration to our directors and officers for services provided by them to the Company in such capacities. The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. In addition, we have set aside or accrued approximately $152,000 to provide pension, retirement or similar benefits to our directors and executive officers in connection with the services provided by them to the Company during 2003.

     Board of Directors

      Our Articles of Association provide for a Board of not less than two members. Each director, with the exception of outside directors who are elected to serve set periods of time as described below, is elected to serve until the next annual general meeting of shareholders and until his or her successor has been duly elected. Officers serve at the discretion of the Board.

     Substitute Directors

      Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve as both director and as a substitute director.

     The term of appointment of a substitute director may be for one meeting of the board of directors or for a specified period or until notice is given of the cancellation of the appointment. Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute (unless the instrument appointing him or her provides otherwise), and the right to remuneration. The substitute director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any appointment, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the board of directors.

     Outside Directors

     The Israeli Companies Law, which took effect on February 1, 2000 (the “Companies Law”), requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two outside directors.

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

  an employment relationship;

  a business or professional relationship maintained on a regular basis;

  control; and

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

     The initial term of an outside director is three years and may be extended for an additional three years. Outside directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the outside directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one outside director. Our outside directors are Ofra Brown and Ophira Rosolio-Aharonson, who will complete their term in April 2005, in accordance with Israeli law.

     An outside director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an outside director.

     In addition, pursuant to the listing requirements of the NASDAQ SmallCap Market, we are required to have at least two independent directors on our board of directors. Ms. Brown and Ms. Rosolio-Aharonson qualify both as independent directors under the NASDAQ SmallCap Market requirements and as outside directors under the Companies Law.

     Audit Committee

     The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, and reviewing the quarterly and annual balance reports and recommending their approval before our board or directors. An audit committee must consist of at least three directors, including the outside directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

     We are also required by the NASDAQ SmallCap Market to establish an audit committee, a majority of whose members is independent of management. Our two independent directors serve on the audit committee of the board of directors.

     Under the NASDAQ rules each member of the audit committee must be able to read and understand fundamental financial statements, including a company’s balance sheet, income statement and cash flow statement; and the audit committee must have at least one member with past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual’s financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities. The members of our audit committee comply with such requirements.

     Under the NASDAQ rules and the Sarbanes-Oxley Act, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company’s independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. The audit committee is required to consult with management but may not delegate these responsibilities. In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

  Have the sole authority to review in advance, and grant any appropriate pre-approvals of, (i) all audit and non-audit services to be provided by the independent auditors and (ii) all fees and other terms of engagement;

  Review and discuss with management and the independent auditors the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the SEC, any stock exchange or the public;

  Review and discuss with management and the independent auditors the company’s annual audited financial statements prior to any required submission to shareholders, the SEC, any stock exchange or the public;

  Recommend to the Board, if appropriate, that the company’s annual audited financial statements be included in the company’s annual report;

  Review and discuss with management all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

  Review disclosures made to the audit committee by the company’s chief executive officer and chief financial officer during their certification process for the company’s annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the company’s internal controls; and

  Review and approve all related-party transactions.

     As of the date of this annual report, Mr. Kenny Lalo and Ms. Ofra Brown were serving as members of our audit committee, with Ms. Ophira Rosolio-Aharonson serving as chairperson of our audit committee.

     Internal Auditor

     Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Dr. Naftali Freed serves as our internal auditor.

Employees

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2003	2002	2001

Research and Development	84	80	85

Marketing, Sales and Customer Support	109	132	124

Administration Management and Information Systems	22	10	10

Total	215	222	219

     As of May 31, 2004, we employed 216 full-time personnel, of whom 80 (most of whom hold advanced technical degrees) were employed in research and development, 123 were employed in marketing, sales and customer support and 13 were employed in various administrative, information systems and management positions. Of these employees, 124 were employed in Israel operations, 17 were employed by our North American subsidiary, 44 were employed by our German subsidiary, 5 were employed by our French subsidiary, 3 were employed by our Japanese subsidiary, 4 were employed by our British subsidiary, 18 were employed by our Chinese subsidiary, and one was employed by our Indian subsidiary. In addition, we employed 22 part-time persons on average during the year 2003 and as of May 31, 2004 we employed 20 part-time persons.

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

Share Ownership

     1996 Share Option Plan

     In January 1996, the Board adopted a share option plan (the “1996 Share Option Plan”) pursuant to which 316,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1996 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1996 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. The options are for a 10-year term and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In March and April 2000, options to purchase 39,750 shares were exercised. As of May 31, 2004, options to purchase 29,500 of such shares were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January 1998, the board of directors amended the exercise price of such options to $5.00 per share. These outstanding options are, subject to the continued employment of each employee, exercisable commencing two years after the date of grant at a rate of 25% per year. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

     1998 Share Option Plan

     In April 1998, the board of directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1998 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. As of May 31, 2004, options to purchase 102,500 of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

     In October 1999, the option committee approved the grant of options to purchase 160,000 of the Company’s shares at a price of $2.00 per share to the former president and CEO of the Company. These options are exercisable commencing one year after the date of grant at a rate of 33.3% per year, subject to the continued employment of the former president CEO. All such options were outstanding as of May 31, 2004. On January 13, 2002, ZCT sold all of its holdings in the Company and upon such transaction all the unvested options that were granted to the former president and CEO of the Company immediately vested and became exerciseable.

     In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under each of the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to our directors, officers, employees and consultants. As a result of the new guidelines, as of May 31, 2004, options to purchase 128,000 of such shares were outstanding at a price of $4.50 per share and options to purchase 160,000 of such shares were outstanding at a price of $2.00 per share.

     Such options are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of the grantee.

     In August 2003, the board of directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. All of such options were outstanding as of May 31, 2004.

     As of May 31, 2004, options to purchase 476,250 of our ordinary shares were available for grants to our directors, officers, employees and consultants.

     For additional information relating to the stock options granted by us under the 1996 Share Option Plan and the 1998 Share Option Plan, see Note 12(B) to our financial statements included in Item 18.

     Repurchase of Our Shares

     Pursuant to a decision of our board of directors in September 2002, we repurchased 159,600 of our shares, which constitutes 1.99% of our issued share capital. We purchased these shares in the open market between September 2002 and through February 2003 at the average price of $0.95 per share. We also repurchased 50,000 shares in 1999, of which 43,500 were distributed to employees and management, and the remaining 6,500 shares were held by a trustee. On December 31, 2002 these 6,500 were transferred to us by the trustee. During 2003, we repurchased 26,000 shares at an average price of $1.04 per share. Under Israeli law, while these shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

Beneficial Ownership by Officers and Directors

     Messrs. Ben Shalom, Ben Shaoul, Dotan and Lalo may be deemed to have beneficial ownership of an aggregate of 5,147,640 of our shares, representing 64.3% of our issued and outstanding capital share, by virtue of their positions with Koonras and DBSI and the voting agreement between Koonras and DBSI described elsewhere in this report.

Item 7.      Major Shareholders and Related Party Transactions

Major Shareholders

     The following table sets forth information, as of May 31, 2004, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of the ordinary shares of our company and (ii) all directors and executive officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all our ordinary shares.

	Number of	Percent of
Name and Address	Ordinary Shares	Ordinary Shares [1]
Koonras Technologies Ltd.	2,573,820	32.15%
21 Ha’arba’ah St.
Tel-Aviv, Israel
DBSI Investments Ltd.	2,573,820	32.15%
85 Medinat Hayehudim St.
Herzliya, Israel
Arie Feldman	630,000	7.9%
30 Asher Barash St.
Herzliya, Israel
All directors and executive officers as a group (11 persons)	5,777,640 (1)	72.2%

(1)	Includes an aggregate of 5,147,640 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

Record Holders

     As of May 31, 2004, there were 29 record holders of our ordinary shares, of which 14 represented United States record holders owning an aggregate of approximately 28% of our outstanding ordinary shares.

Related Party Transactions

Services Agreement and Lease Agreement

      Until February 2002, our former principal shareholder ZCT, provided us with certain corporate and administrative services, including, but not limited to, executive management, facilities and other such services as were agreed upon from time to time between us and ZCT. The primary executive management services that we received under the agreement represented the services of the chief executive officer and the chief financial officer of ZCT, who did not receive separate fees for such services. Pursuant to such agreement, we shared the expenses relating to the specific services we received from ZCT with the other subsidiaries of ZCT that also received such services from ZCT. For the period of January 1, 2002, through February 21, 2002 we paid ZCT an aggregate of $230,000 for such services and for rent payments for such months.

1 This includes 159,600 shares that we repurchased in the open market between September 2002 and February 2003, pursuant to a decision of our board of directors in September 2002, and 6,500 shares that we repurchased in the open market in 1999 and which were held by a trustee. On December 31, 2002, these 6,500 shares were transferred to us by the trustee. Under Israeli law, while these shares are considered to be part of our outstanding share capital, they are "dormant shares" and as such they cannot be voted and do not provide any other rights other than upon liquidation. See “Item 6 – Directors, Senior Management and Employees Repurchase of Our Shares."

      As of February 21, 2002, ZCT assigned all rights and obligations under the foregoing services agreement to Koonras and DBSI. An assignment of this agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002. From February 21, 2002 through December 31, 2003 we paid Koonras and DBSI an aggregate of NIS 2,919,500 for these services. Koonras and DBSI will continue to provide these services to the Company for an annual fee of NIS 1,560,000 (linked to the Israeli Consumer Price Index as of July 2002).

      In addition, pursuant to a lease agreement with ZCT, we leased office space from ZCT until the end of January 2003. The total amounts paid by us to ZCT pursuant to this lease agreement were approximately $230,000, $376,000 and $377,000, in 2003, 2002 and 2001, respectively.

Item 8.      Financial Information

Consolidated Statements and Other Financial Information

     Our consolidated financial statements and other financial information are included in this annual repot in “Item 18 - Financial Statements”.

     Legal Proceedings

     In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against Cimatron, claiming that Cimatron caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join Cimatron. During a period of two years (until March 2003), the plaintiff provided certain services to Cimatron. The four employees were among several employees who provided such services to Cimatron. The plaintiff claimed, among other things, that the four employees are restricted from working for any competitor of the plaintiff for a period of three years following termination of their employment with the plaintiff. The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent Cimatron from hiring the four employees. On June 2, 2004, the court rejected the plaintiff’s request for an injunction. A date for a hearing with respect to the request for a permanent order has not yet been set. Cimatron believes that there is no merit to the claim and intends to oppose it vigorously.

     Dividend Distribution Policy

     Certain of our enterprises are Approved Enterprises. In the event of a distribution to shareholders of cash dividends out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, the Company will be subject to tax at a rate of 25%. We have not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

     Significant Changes

     Since the date of our consolidated financial statements there has not been a significant change in our Company other then as set forth in the Financial Statements.

Item 9.      The Offer and Listing

Offer and listing details

     Our ordinary shares were quoted on the NASDAQ National Market System from March 1996 until April 17, 2001, from which time our ordinary shares have been traded on the National SmallCap Market. Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT. The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside the United States. The table below sets forth the high and low bid prices of the Ordinary Shares, as reported by NASDAQ (on each of the National and SmallCap Markets as applicable) during the indicated fiscal quarters:

Period	High (U.S. $)	Low (U.S. $ )

Six most recent months:

May 2004	2.35	2.06

April 2004	2.6	2.19

March 2004	2.7	2.05

February 2004	2.74	2.55

January 2004	2.76	2.5

December 2003	2.48	1.85

Two most recent full financial years and subsequent periods:

First Quarter 2004	2.76	2.05

Fourth Quarter 2003	2.48	1.85

Third Quarter 2003	2.48	1.2

Second Quarter 2003	1.29	0.9

First Quarter 2003	1.01	0.88

Fourth Quarter 2002	1.1	0.78

Third Quarter 2002	1	0.7

Second Quarter 2002	1.23	0.8

First Quarter 2002	1.49	0.82

Five most recent years:

2003	2.48	0.88

2002	1.49	0.7

2001	1.63	0.51

2000	7.00	1.03

1999	3.69	1.43

Markets

     Our shares are traded only on the NASDAQ SmallCap Market, where they are listed and traded on under the symbol “CIMT”.

Item 10.      Additional Information

Memorandum and Articles of Association

Articles of Association; Israel Companies Law

     In February 2000 the Company’s Ordinance (New Version)-1983 was replaced by the Companies Law. Since our Articles were approved before the enactment of the Companies Law, they are not always consistent with the provisions of the new law. In all instances in which the Companies Law changes or amends provisions in the Companies Ordinance, and as such, our Articles are not consistent with the Companies Law, the provisions of the Companies Law shall prevail unless specifically stated otherwise in the Companies Law. Similarly, in all places that our Articles refer to a section of the Companies Ordinance that has been replaced by the Companies Law, the Articles shall be understood to be referring to the relevant Section of the Companies Law.

     Our shareholders approved our Articles of Association in March of 1996. Our objective as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

     We currently have only one class of securities outstanding, our Ordinary Shares, par value NIS 0.10 per share. No preferred shares are currently authorized.

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

     Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

  amendments to our Articles (other than modifications of shareholders rights as mentioned above);

  appointment or termination of our auditors;

  appointment and dismissal of directors;

  approval of acts and transactions requiring general meeting approval under the Companies Law;

  increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

  any merger as provided in section 320 of the Companies Law;

  the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Companies Law.

     In addition, the Companies Law provides that an extraordinary meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the officiating directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution(s) with their request.

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

     Transactions with Certain Shareholders

     The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company. An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title. The duty of care prescribed by the Companies Law requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances. The duty of loyalty prescribed by the Companies Law generally requires an office holder to act in good faith and for the good of the company.

     The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager. An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

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

     According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

     The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

     In addition, a private placement of securities that will increase the relative holdings of a shareholder that holds five percent or more of the company’s outstanding share capital, assuming the exercise of all of the securities convertible into shares held by that person, or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, requires approval by the board of directors and the shareholders of the company. The regulations to the Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

     Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

  any amendment to the Articles of Association;

  an increase of the company’s authorized share capital;

  a merger; or

  approval of interested party transactions that require shareholder approval.

     In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company. The

Companies Law does not describe the substance of this duty. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

Limitation on Ownership of Securities

     The ownership and voting of our ordinary shares by non-residents of Israel are not restricted in any way by our articles of association or by the laws of the State of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

Mergers and Acquisitions; Anti-Takeover Provisions

     The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of 75% of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

     The Companies Law does not require court approval of a merger other than in specified situations. However, upon the request of a creditor of either party to the proposed merger, a court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties of the merger to their creditors.

     A merger may not be completed unless at least 70 days have passed from the time that a request for the approval of the merger has been filed with the Israeli Registrar of Companies. This request may be filed once a shareholder meeting has been called to approve the merger.

     The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company. The rule does not apply if there already is another 25% shareholder of the company. Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 50% shareholder of the company.

     If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Material Contracts

     Other than the service agreement and lease agreement described in “Item 6 - Major Shareholders and Related Party Transactions – Related Party Transactions” and our current lease agreement described below, all of the contracts that we have entered into over the past two years have been in the ordinary course of our business.

     In February 2003, we leased from a private commercial property owner the same office space that we had previously leased from ZCT, under a new lease agreement. The term of the new lease is three years, and we have an option to extend the lease for an additional three years.

Exchange Controls

     The Israeli Currency Control Law - 1978, imposes certain limitations concerning foreign currency transactions and transactions between Israeli and non-Israeli residents, which limitations may be regulated or waived by the Controller of Foreign Exchange at the Bank of Israel, through “general” and “special” permits. In May 1998, a new “general permit” was issued pursuant to which substantially all transactions in foreign currency are permitted. There are currently no Israeli currency control restrictions on remittances of dividends on our ordinary shares or the proceeds from the sale of our shares provided all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time. Any dividends or other distributions paid in respect of ordinary shares and any amounts payable upon the dissolution, liquidation or winding up of the affairs of the Company, as well as the proceeds of any sale in Israel of the Company’s securities to an Israeli resident are freely repatriable into non-Israeli currencies at the rate of exchange prevailing at the time of conversion, provided that Israeli income tax has been paid on (or withheld from) such payments. Non-residents of Israel may freely hold and trade our securities. Neither our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of our ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries that are in a state of war with Israel.

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

     The table below reflects the tax rates applicable to companies with foreign investments as set forth below:

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

     Each application to the Investment Center is reviewed separately, and a decision as to whether or not to approve such application is based, among other things, on the then prevailing criteria set forth in the Investment Law, on the specific objectives of the applicant company set forth in such application and on certain financial criteria of the applicant company. Accordingly, there can be no assurance that any such application will be approved. In addition, the benefits available to an Approved Enterprise are conditional upon the fulfillment of certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the certificate of approval, as described above. In the event that these conditions are violated, in whole or in part, a company with an Approved Enterprise would be required to refund the amount of tax benefits, with the addition of the Israeli CPI linkage differences and interest. See note 13 of our financial statements.

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

  Accelerated depreciation rates on both equipment and buildings.

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

     As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter will in general be liable to capital gains tax of up to 15%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above. These provisions dealing with capital gains are not applicable to an persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

U.S.-Israel Tax Treaty

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

     This annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located a Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the Commission’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the annual report or other filings may be obtained from these offices after payment of fees required by the Commission. Please call the Commission at 1-800-SEC-0330 for further information. The Exchange Act file number for our Securities and Exchange Commission filing is 1-8201.

     The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

     All documents referenced herein concerning us are archived and may also be inspected at our head offices located at 11 Gush Etzion Street, Givat Shmuel, Israel. Information about us is also available on our website at http://www.cimatron.com. Such information is not part of this annual report.

Item 11.      Quantitative and Qualitative Disclosures About Market Risks

     We are exposed to market risks from changes in foreign currency exchange rates and interest rates, which could impact our results of operations and financial condition. We seek to manage the exposure to these market risks through our regular operating and financing activities and through the use of foreign currency exchange contracts and other financial instruments.

     All of such financial instruments are managed and controlled under a program of risk management in accordance with established policies. These policies are reviewed and approved by our Board of Directors. Our treasury operations are subject to an internal audit on a regular basis.

Interest Rate Risks

     Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. As of December 31, 2003, we had financial assets totaling approximately $9.5 million. Fixed rate financial assets, comprised of debt securities, totaled approximately $3.1 million. For the year 2003 we have classified all of our marketable debt securities as “available for sale securities” which exposes the consolidated statement of operations or balance sheets to fluctuations in interest rates. Variable rate financial assets totaled approximately $6.4 million. The net decrease in our earnings for the next year from our variable rate financial assets resulting from a 10% interest rate decrease would be approximately $38,000, holding other variables constant. Assuming an interest rate increase of 10%, the fair value of our marketable debt securities would be reduced by approximately $180,000.

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

     Our Subsidiaries - We operate internationally and our subsidiaries in Germany and France conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $217,000.

     Our Providers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro. Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $1,020,000.

     Expenses in New Israeli Shekels

     The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was -1.9%, 6.5% and 1.4% in 2003, 2002 and 2001, respectively. The devaluation of the NIS against the U.S. dollar was -7.5%, 7.3% and 9.3% in 2003, 2002 and 2001, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $770,000.

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

PART II

Item 13.     Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.     Controls and Procedures

     (a)     Disclosure Controls and Procedures - our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2003. Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2003.

     (b)     Not applicable.

     (c)      Not applicable.

     (d)     Changes in Internal Control Over Financial Reporting - There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2003, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

     Our Board of Directors has determined that Ofra Brown qualifies to serve as our audit committee financial expert.

Item 16B.     CODE OF ETHICS

     We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, and which complies with the rules promulgated by the SEC. We will provide to any person, without charge, upon request, a copy of the code of ethics and respond to any questions concerning the code. Requests to receive a copy of the code should be sent to us at our corporate headquarters located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel, Attention: Chief Financial Officer. In addition, we have adopted a code of business conduct that applies to all of our directors, officers and employees, and which complies with the rules of the Nasdaq National Market.

     The Chairman of our Audit Committee may approve a request by our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller or any person performing similar functions for a waiver from the requirements of the code of ethics pertaining to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationship; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we must file with, or submit to, the Securities and Exchange Commission and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violation of the code to the Chairman of our Audit Committee; and (v) accountability for adherence to the code; provided in each case that the person requesting such waiver provides to our Audit Committee a full disclosure of the particular circumstances relating to such request. The Chairman of our Audit Committee will first determine whether a waiver of the relevant requirements of the code of ethics is required and, if such waiver is required, whether a waiver will be granted. The person requesting such waiver may be required to agree to certain conditions before a waiver or a continuing waiver is granted.

     Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to the persons subject thereto have to be publicly disclosed by us as, and to the extent, required by any applicable law, rule and regulations.

Item 16C.     PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Audit and Audit-related Fees

     The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements and for audit-related services in 2002 and 2003 were $134,000 and $116,000, respectively.

     Tax Fees

     The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2002 and 2003 were $27,000 and $27,000, respectively. The services provided to us by our principal accountants in both 2002 and 2003 related to the preparation and filing of our tax returns with income tax authorities.

     All Other Fees

     We did not receive from our principal accountants any other products or services, other than the services disclosed above, in 2002 and 2003.

     Audit Committee Approval

     On December 24, 2003 our shareholders approved the engagement of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2003. Such approval followed the approval by our board of directors and audit committee of such engagement.

Item 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR
                      AUDIT COMMITTEES – Not applicable

Item 16E.     REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFLIATED
                      PURCHASERS – During 2003, we repurchased 26,000 shares at an average price of $1.04 per share.

PART III

Item 17.     Financial Statements

Not Applicable

Item 18.     Financial Statements

See page F-1 through F-26.

Item 19.      Exhibits

1.1	Articles of Association.*

4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.*

8.1	List of subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1	Consent of Independent Public Accountants.

14.2	Consent of Independent Public Accountants.

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Givat Shmuel, State of Israel, on this 29th day of June, 2004.

CIMATRON LTD.

By: /s/ Zvika Naggan
___________________________________________
Name: Zvika Naggan
Title: President and Chief Executive Officer

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Report of Independent Public Accountants	F-2
Report of Independent Auditors to the Shareholders of Cimatron Limited	F-3

Consolidated Financial Statements:
Balance Sheets as of December 31, 2003 and 2002	F-4
Statements of Operations for the years ended December 31, 2003, 2002 and 2001	F-5
Statement of Changes in Shareholders’ Equity for the years ended December 31, 2003, 2002 and 2001	F-6
Statements of Cash Flows for the years ended December 31, 2003, 2002 and 2001	F-7

Notes to the Consolidated Financial Statements	F-8– F-26

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders of
Cimatron Limited

We have audited the accompanying consolidated balance sheets of Cimatron Limited and subsidiaries (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of consolidated subsidiaries, whose assets constitute approximately 14% of total consolidated assets at December 31, 2003 and 2002, and whose revenues constitute approximately 46% and 45% of consolidated total revenues for the years ended December 31, 2003 and 2002, respectively. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2003 and 2002 and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
February 17, 2004

F-2

REPORT OF INDEPENDENT AUDITORS
TO THE SHAREHOLDERS OF CIMATRON LIMITED

We have audited the consolidated statements of operations of Cimatron Limited (the "Company") , changes in shareholders' equity and cash flows for the year ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audit.

We did not audit the financial statements of consolidated subsidiaries, whose revenues included in consolidation constitute approximately 43% of total consolidated revenues for the year ended December 31, 2001. The financial statements of those companies were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of the other auditors.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audit and the reports of other auditors provide a fair basis for our opinion.

In our opinion, based on our audit and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations, changes in shareholders' equity and cash flows of the Company on a consolidated basis for the year ended December 31, 2001 in conformity with generally accepted accounting principles in United States.

/S/ BDO Ziv Haft
Certified Public Accountants (Isr.)
BDO Member Firm

Tel-Aviv, Israel
February 24, 2002

F-3

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,

	2003	2002

ASSETS

Current assets
Cash and cash equivalents	$3,124	$4,077
Short-term investments (Note 3)	6,358	4,017
Trade accounts receivable (Note 4)	5,725	6,337
Other accounts receivable and prepaid expenses (Note 5)	783	597
Inventory	67	71

Total current assets	16,057	15,099

Deposits with insurance companies and severance pay fund (Note 10)	3,045	2,638

Property and equipment (Note 6)
Cost	5,418	4,827
Less - accumulated depreciation	4,326	3,830

Property and equipment, net	1,092	997

Investment in affiliate	—	43

Other assets
Software development costs, net (Note 7)	1,605	2,007
Goodwill, net (Note 8)	587	587

Total other assets	2,192	2,594

Total assets	$22,386	$21,371

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit	$500	$—
Related parties	97	84
Trade payables	785	718
Other liabilities and accrued expenses (Note 9)	4,036	3,436

Total current liabilities	5,418	4,238

Long-term liabilities
Accrued severance pay (Note 10)	3,447	2,974

Contingent liabilities and commitments (Note 11)

Shareholders’ equity
Share capital (Note 12):
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 8,001,270 shares
at December 31, 2003 and 2002)	264	264
Additional paid-in capital	13,417	13,417
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(410)	(77)
Unrealized gain (loss) on available for-sale securities	(44)	53
Unrealized gain on derivative instruments	174	54
Retained earnings	279	580

	13,680	14,291
Treasury stock, at cost; 166,100 and 140,100 shares at December 31, 2003 and 2002, respectively	(159)	(132)

Total shareholders’ equity	13,521	14,159

Total liabilities and shareholders’ equity	$22,386	$21,371

The accompanying notes are an integral part of the financial statements.

F-4

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,

	2003	2002		2001

Revenues (Note 15a):
Products	$10,448		$11,150	$12,371
Services	11,161		10,478	10,583

Total	21,609		21,628	22,954

Cost of revenues (Note 15b):
Products	3,056		3,234	4,920
Services	1,562		1,783	2,394

Total	4,618		5,017	7,314

Gross profit	16,991		16,611	15,640

Research and development costs	5,210		5,562	7,626
Restructuring costs	—		(250)	250
Selling, general and administrative expenses
(Note 15c)	12,645		11,670	12,711

Operating loss	(864)		(371)	(4,947)

Financial income (expenses), net	369		428	(467)
Other income (expenses)	203		1	(81)

Income (loss) before taxes on income	(292)		58	(5,495)

Taxes on income (Note 13)	(9)		(48)	(163)

Net income (loss)	$(301)		$10	$(5,658)

Net income (loss) per share (basic and diluted)	$(0.04)	$	(*)	$(0.71)

Weighted average number of shares outstanding (basic and diluted)	7,838		7,981	8,001

(*) Less than $0.01.

The accompanying notes are an integral part of the financial statements.

F-5

CIMATRON LIMITED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in thousands)

	Share capital	Additional paid-in capital	Other capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at January 1, 2001	$ 264	$ 13,417	$ 9,957	$ (19)	$ (3,729)	$ —		$ 19,890
Changes during the year ended December 31, 2001 :
Net loss					(5,658)		(5,658)	(5,658)
Unrealized gain on available-for-sale securities				360			360	360
Unrealized loss on derivative instruments				(50)			(50)	(50)

Total comprehensive loss							$ (5,348)

Balance at December 31, 2001	264	13,417	9,957	291	(9,387)	—		14,542
Changes during the year ended December 31, 2002:
Net income					10		10	10
Unrealized loss on available-for-sale securities				(288)			(288)	(288)
Unrealized gain on derivative instruments				104			104	104
Foreign currency translation adjustment				(77)			(77)	(77)
Transfer of capital surplus to retained earnings			(9,957)		9,957			—
Investment in treasury stock						(132)		(132)

Total comprehensive loss							$ (251)

Balance at December 31, 2002	264	13,417	—	30	580	(132)		14,159
Changes during the year ended December 31, 2003:
Net loss					(301)		(301)	(301)
Unrealized loss on available-for-sale securities				(97)			(97)	(97)
Unrealized gain on derivative instruments				120			120	120
Foreign currency translation adjustment				(333)			(333)	(333)
Investment in treasury stock						(27)		(27)

Total comprehensive loss							$ (611)

Balance at December 31, 2003	$ 264	$ 13,417	$ —	$ (280)	$ 279	$ (159)		$ 13,521

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,

	2003	2002	2001

CASH FLOWS – OPERATING ACTIVITIES

Net income (loss)	$ (301)	$ 10	$ (5,658)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	859	964	2,830
Increase (decrease) in accrued severance pay	473	(248)	250
Loss (gain) from sale of property and equipment, net	(2)	9	(10)
Loss (gain) from sale of bonds and funds and devaluation of funds	58	(369)	277

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	855	83	1,331
Decrease in inventory	19	18	69
Decrease (increase) in deposits with insurance companies
and severance pay fund	(407)	4	122
Increase (decrease) in debts to related parties	13	(212)	(82)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(115)	(869)	247

Net cash provided by (used in) operating activities	1,452	(610)	(624)

CASH FLOWS – INVESTING ACTIVITIES
Investment in bonds	(3,138)	(3,471)	(2,136)
Proceeds from redemption of bonds	642	1,572	1,148
Proceeds from sale of funds	—	2,403	3,131
Purchase of property and equipment	(538)	(349)	(251)
Proceeds from sale of property and equipment	44	94	48
Investment in affiliate	43	(43)	—

Net cash provided by (used in) investing activities	(2,947)	206	1,940

CASH FLOWS – FINANCING ACTIVITIES
Short-term bank credit	500	—	—
Investment in treasury stock	(27)	(132)	—

Net cash provided by (used in) financing activities	473	(132)	—

Net increase (decrease) in cash and cash equivalents	(1,022)	(536)	1,316
Effect of exchange rate changes on cash	69	79	—
Cash and cash equivalents at beginning of year	4,077	4,534	3,218

Cash and cash equivalents at end of year	$ 3,124	$ 4,077	$ 4,534

Supplemental information:
Cash paid during the year for income taxes	$ 25	$ 30	$ 90

Appendix A - Non-cash transactions

Purchase of property on credit	$ 28	$ 11	$ 32

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 -	GENERAL

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

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in accordance with accounting principles generally accepted (“GAAP”) in the United States of America.

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

	B.	Financial statements in U.S. dollars
The reporting currency of the Company is the U.S. dollar (“dollar”).

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Statement of Financial Accounting Standards (“SFAS”) No. 52 “Foreign Currency Translation” (“SFAS No. 52”). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in SFAS No. 52. Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders’ equity.

	C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

	D.	Cash and cash equivalents
Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	E.	Marketable securities
The Company accounts for its investments in marketable securities using SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The short-term investments as of December 31, 2003 and 2002 are classified as available-for-sale and presented at market value, unrealized gains and losses are reflected in other comprehensive income.

	F.	Fair value of financial instruments
The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current and non-current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

	G.	Concentrations on credit risk
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

	H.	Allowance for doubtful accounts
The allowance for doubtful accounts is computed on the specific identification basis for accounts, the collection of which, in management’s estimation, is doubtful.

	I.	Inventory
Inventory is presented at the lower of cost or market. Cost is determined by the “first in, first out” method.

	J.	Property and equipment
Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

		Computers and software	3	years
		Furniture and office equipment	6.5 - 16.5	years
		Vehicles	6.5	years

Leasehold improvements are amortized over the shorter of the life of the respective lease or the service life of the improvements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	K.	Impairment of long-lived assets

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such assets, in accordance with SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" (“SFAS No. 144”).

	L.	Software development costs

The Company capitalized certain software development costs in accordance with SFAS No. 86 "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the establishment of technological feasibility and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to product development expenses on the “straight-line” basis over the expected life of the related product which is greater than the ratio that current gross revenues for a product bear to the total of current anticipates future gross revenues, generally six years.

Software development costs include costs related to projects which are not yet available for release to customers. Management believes that future revenues related to these projects will be sufficient to realize the amounts capitalized at December 31, 2003 and, as such, these amounts will be recovered over the lives of the related projects. The estimates of anticipated future revenues and remaining useful life of the Company’s products are subject to risk inherent in the software industry, such as changes in technology and customer perceptions.

	M.	Acquisition-related intangible assets

In July 2001, the FASB issued SFAS No. 141, “Business Combinations” (“SFAS No. 141”) and SFAS No. 142,. SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. Under SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS No. 142”), effective January 1, 2002, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed annually (or more frequently if impairment indicators arise) for impairment. Identifiable intangible assets that are not deemed to have indefinite lives are amortized over their useful lives (but with no maximum life). The adoption of SFAS No. 142 resulted in a reduction of amortization expense in the amount of $102 in 2002.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	M.	Acquisition-related intangible assets
A reconciliation of previously reported net loss and loss per share to the amounts adjusted for the exclusion of goodwill amortization is as follows:

Year ended December 31,
2001

Net loss	$(5,658)
Goodwill amortization	102

Adjusted net loss	$(5,556)

Reported basic and diluted loss per share	$(0.71)
Goodwill amortization	0.01

$(0.70)

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

N.	Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at that date.

Deferred compensation is amortized to compensation expense over the vesting period of the options.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Stock-based compensation (Cont.)

Had compensation cost for the Company’s option plans been determined on the basis of the fair value at the grant dates in accordance with the provisions of SFAS No. 123 “Accounting for Stock-Based Compensation,” as amended by SFAS No. 148 “Accounting for Stock-Based compensation” (“SFAS No. 148”), the Company’s pro forma net loss and pro forma basic and diluted net loss per share would have been as follows:

	Year ended December 31,

	2003	2002		2001

Pro forma net income (loss):
Net income (loss) for the year, as reported	$(301)		$10	$(5,658)
Deduct - stock-based compensation under APB 25	—		—	—
Add - stock-based compensation determined under SFAS 123	90		139	139

	$(391)		$(129)	$(5,797)

Pro forma basic and dilutedloss per share:
As reported	$(0.04)	$	(*)	$(0.71)

Pro forma	$(0.05)		$(0.02)	$(0.72)

(*) Less than $0.01.

Data in respect of the stock option plans

For proposes of estimating fair value in accordance with SFAS No. 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were used for grants in 2003: a dividend yield of 0.0%; weighted average expected volatility of 96%; weighted average risk-free interest rates of 3.3%; and weighted average expected lives of 4 years. No grants were made in 2002 and 2001.

Because additional option grants are expected to be made each year, and due to the factors described above, the above proforma disclosures are not necessarily representative of proforma effects of reported net income for future years.

O.      Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, "Software Revenue Recognition”, as amended.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.      Revenue recognition (Cont.)

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

P.      Research and development costs

Research and development costs are expensed as incurred.

Q.      Advertising costs

Advertising costs are charged to expenses, as incurred.

R.      Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”).

S.      Basic and diluted earnings (loss) per share

The Company calculates “basic” and “diluted” earning/loss per share in accordance with the provisions of FAS No. 128, “Earnings per Share” (“SFAS No. 128”). Basic earnings/loss per share includes no dilution and is computed by dividing income/loss available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings/loss per share reflect, in periods in which they have a dilutive effect, the effect of common shares issuable upon exercise of stock options.

The potential common shares which would arise from the exercise of stock options are excluded from calculation of diluted loss per share since their effect is anti-dilutive. Therefore, the amounts reported for basic and diluted loss per share are the same.

The weighted average number of such option is approximately 0, 520,000 and 547,000 for 2003, 2002 and 2001, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

T.      Derivative financial instruments

The Company uses derivative instruments to manage interest, currency and certain equity market risks.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship as well as on the type of hedging relationship.

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

The Company’s outstanding derivative instruments as of balance sheet date are included in other receivables and other accrued liabilities.

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

The amount of foreign currency forward contracts outstanding at December 31, 2003 and 2002 is $9,800 and $7,400, respectively. As of the balance sheet dates, the fair values of these contracts approximates their carrying amount.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.      Recently issued accounting standards

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities, an interpretation of ARB 51”. The primary objectives of this interpretation are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights (“variable interest entities”) and how to determine when and which business enterprise (the “primary beneficiary”) should consolidate the variable interest entity. This new model for consolidation applies to an entity in which either (i) the equity investors (if any) do not have a controlling financial interest; or (ii) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. In addition, FIN 46 requires that the primary beneficiary, as well as all other enterprises with a significant variable interest in a variable interest entity, make additional disclosures. Certain disclosure requirements of FIN 46 were effective for financial statements issued after January 31, 2003. In December 2003, the FASB issued FIN 46 (revised December 2003), “Consolidation of Variable Interest Entities” (“FIN 46-R”) to address certain FIN 46 implementation issues. The effective dates and impact of FIN 46 and FIN 46-R are as follows: (i) Special-purpose entities (“SPEs”) created prior to February 1, 2003. The company must apply either the provisions of FIN 46 or early adopt the provisions of FIN 46-R at the end of the first interim or annual reporting period ending after December 15, 2003. (ii) Non-SPEs created prior to February 1, 2003. The company is required to adopt FIN 46-R at the end of the first interim or annual reporting period ending after March 15, 2004. (iii) All entities, regardless of whether an SPE, that were created subsequent to January 31, 2003. The provisions of FIN 46 were applicable for variable interests in entities obtained after January 31, 2003. The adoption of the provisions applicable to SPEs and all other variable interests obtained after January 31, 2003 did not have a material impact on the company’s consolidated financial position, consolidated results of operations, or liquidity.

In April 2003, the FASB issued SFAS No. 149, “Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative. It also clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and did not have a material impact on the Company’s financial statements.

In May 2003, the FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 establishes standards for how a company classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or as an asset in some circumstances). SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of SFAS No. 150 did not have an impact on the Company’s financial statements.

V.      Reclassification

Certain figures from prior years have been reclassified in order to conform to the 2003 presentation.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3 - SHORT-TERM INVESTMENTS

A.	Comprised as follows:

	December 31,

	2003	2002

Trading marketable securities - Corporate bonds	$6,358	$4,017

B.	As of December 31, 2003 and 2002 all the investments are classified in accordance with SFAS No. 115 as available-for-sale.

C.	Unrealized loss on available-for-sale securities of $97 and $288 at December 31, 2003 and 2002, respectively, were recorded in other comprehensive income.

D.	Aggregate maturities of marketable securities are as follows:

December 31,
2003

Within one year	$—
One to five years	4,929
Six to ten years	1,429

$6,358

 NOTE 4 - ACCOUNTS RECEIVABLE - TRADE

	December 31,

	2003	2002

Accounts receivable	$7,145	$7,624
Less - allowance for doubtful accounts	(1,420)	(1,287)

	$5,725	$6,337

NOTE 5 - OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2003	2002

Prepaid expenses	$359	$368
Derivative instruments	174	54
Advances to suppliers	100	137
Interest receivable and others	86	20
Others	64	18

	$783	$597

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT

	December 31,

	2003	2002

Cost:
Computers and software	$3,481	$3,176
Office furniture and equipment	901	824
Vehicles	588	687
Leasehold improvements	448	140

	5,418	4,827

Accumulated depreciation:
Computers and software	3,135	2,809
Office furniture and equipment	602	497
Vehicles	426	400
Leasehold improvements	163	124

	4,326	3,830

Property and equipment, net	$1,092	$997

NOTE 7 - SOFTWARE DEVELOPMENT COSTS, NET

	December 31,

	2003	2002

Capitalized software development costs	$9,160	$9,160
Government grants	(3,495)	(3,495)
Accumulated amortization (*)	(4,060)	(3,658)

	$1,605	$2,007

(*)	All capitalized modules are amortized over six years.
At the end of 2001, the Company’s management reviewed the modules for impairment and reached the conclusion that some of the modules are not saleable. Accordingly, the Company recorded a write off of $886 in 2001.
Amortization expenses for the years ended December 31, 2003 , 2002 and 2001, were $402, $401 and $2,021, respectively, and were charged to operations.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 - GOODWILL, NET

	December 31,

	2003	2002

Original amounts	$1,021	$1,021
Accumulated amortization	(434)	(434)

	$587	$587

NOTE 9 - ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2003	2002

Employees and related liabilities	$2,096	$1,883
Derivative instruments	557	167
Accrued expenses	487	705
Accrued royalties	322	295
Taxes to government institutions	114	41
Others	460	345

	$4,036	$3,436

NOTE 10 - ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND A
                    SEVERANCE PAY FUND)

The Company’s liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary of the employee multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to one month’s salary for each year of employment or a portion thereof.

The Company’s liability for all of its employees is funded by monthly deposits with severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 - CONTINGENT LIABILITIES AND COMMITMENTS

A.	In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3% to 4% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount is equal 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company’s contingent liability as of December 31, 2003 is approximately $3,822, contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

B.	Regarding commitments in respect of the “Approved Enterprise”, see Note 13a.

C.	In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.
The Company’s contingent liability as of December 31, 2003 is $563, contingent upon the Company’s incremental exports.

D.	The Company acquired technology in respect of which it is obligated to pay royalties up to an amount of $1,831, beginning in 2004 and until 2010.

E.	Lease commitments
The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.
Rent expenses for the years ended December 31, 2003 , 2002 and 2001, were approximately $722, $752 and $756, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2007.
The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $124 as of December 31, 2003.

Future minimum lease commitments under operating leases as of December 31, 2003 are as follows:

Year ended December 31,
2004	$ 1,169
2005	898
2006	521
2007	133

$ 2,721

F.	Tax assessments
On December 31, 2002 the Israeli tax authorities issued to the Company tax assessments for the years 1998 to 2000. The Company estimates that there will be no material tax liability for the years in question. The Company has recorded in previous years a provision in the amount of $110 for this matter.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -SHAREHOLDERS’ EQUITY

A.	Share issuance
The Company’s shares are traded in the United States and are listed on the Nasdaq National Market.

B.	Share Option Plan
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
The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In March and April 2000, options to purchase 39,750 shares were exercised. As of December 31, 2003 , options to purchase 45,500 of such shares were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January, 1998, the Board of Directors amended the exercise price of such options to $5.00 per share.

These outstanding options are, subject to the continued employment of each employee, exercisable commencing two years after the date of grant at a rate of 25% per year. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

In April 1998, the Board of Directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administrated by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee.

As of December 31, 2003 , options to purchase 131,500 of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options under the 1998 Share Option Plan to various Directors, executive officers and employees of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (Cont.)

B. Share Option Plan (Cont.)

In October 1999, the option committee approved the grant of o ptions to purchase 160,000 of the Company’s shares at a price of $2.00 per share to former president and CEO of the Company. These options are exercisable commencing one year after the date of grant at a rate of 33.3% per year, subject to the continued employment of the CEO. All such options were outstanding at December 31, 2003 . In January 13, 2002 Zeevi Computers and Technology Ltd (ZCT) (the holding company) sold all its shareholdings in the Company (see Note 14), upon such transaction all the unvested options that were granted to the president and CEO of the Company immediately vested and become exercisable.

In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under each of the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. Such options are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee. As of December 31, 2003 , options to purchase 148,000 of such shares were outstanding at a price of $4.50 per share.

In August 2003 the Company’s Board of Directors approved the grant of o ptions to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers in the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. All such options were outstanding at December 31, 2003 .

At December 31, 2003 options to purchase 411,250 of Company shares were available for grants to Directors, officers, employees and consultants of the Company.

The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options to various Directors, executive officers and employees of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 - SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plan (Cont.)
A summary of the status of the Company’s stock option plan as of December 31, 2003 , 2002 and 2001, and changes during the years ending on those dates, is presented below:

	Year ended December 31,

	2003		2002		2001

	(in thousands)

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	520,000	$3.62	547,000	$3.65	648,500	$3.77
Granted	150,000	$2.50	—	—	—	—
Exercised	—	—	—	—	—	—
Cancelled	(35,000)	$4.07	(27,000)	$4.22	(101,500)	$4.43

Outstanding at year end	635,000	$3.33	520,000	$3.62	547,000	$3.65

Options exercisable at year end	473,160	$3.56	403,125	$3.41	240,417	$3.30

Weighted average fair value
of options granted during
the year	$1.11		—		—

The following table summarizes information about stock options outstanding at December 31, 2003 :

	Options outstanding			Option exercisable

Range of exercise prices	Number of shares outstanding at December 31, 2003	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares exercisable at December 31, 2003	Weighted average exercise price

$2.00 to $3.00	310,000	1.22	$2.24	160,000	$2.00
$3.01 to $4.00	131,500	0.51	$4.00	131,500	$4.00
$4.01 to $5.00	193,500	1.62	$4.62	181,660	$4.63

	635,000	1.19	$3.33	473,160	$3.56

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 - INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”)
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

In 1996, the Company was granted a second “approved enterprise” status, subject to the same terms as the first plan. The period of tax benefits for this approved enterprise expired in 2002.

In 1997, the Company was granted a third “approved enterprise” status. The benefits under the third plan are as follows:

Tax exemption for 2 years, commencing in the first year the Company generates taxable income. For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

The period of tax benefits for this approved enterprise expired in 2003.

In 1998, the Company was granted a fourth “approved enterprise” status subject to the same terms as the third plan. The period of tax benefits for this approved enterprise will expire in 2005.

In April 2001 the Company was granted a fifth "approved enterprise" status, subject to the same terms as the third plan. The period of tax benefits for this approved enterprise will expire in 2015 or earlier, depending on whether the Company generates taxable income from this approved enterprise.

In the event of a distribution of cash dividends to shareholders of earnings subject to the exemption, the Company will be liable to tax at a rate of 25%. The Company has not provided deferred taxes on future distributions of tax‑exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax‑exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

The tax benefits and grants described above are subject to fulfillment of the conditions stipulated by the Law for Encouragement of Capital Investments, 1959, as amended, the regulations promulgated thereunder and the criteria set forth in the certificate of approval. The entitlement to the benefits is subject to completion and final approval by the Investment Center , such approval being subject to fulfillment of all terms of the approved program. In the event of failure by an enterprise to comply with these conditions, the tax benefits could be cancelled, in whole or in part, and the enterprise would be required to refund the amount of cancelled benefits, including interest.

The completion of the Company’s first, second and third approved enterprises has received final approval by the Investment Center.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 - INCOME TAXES (Cont.)

B.      Comprised as follows:

	Year ended December 31,

	2003	2002	2001

Income (loss) before taxes on income:
Israel	$1,611	$1,406	$(4,095)
Non-Israeli	(1,903)	(1,348)	(1,400)

	$(292)	$58	$(5,495)

Current taxes	$(9)	$(11)	$(77)
Tax in respect of prior years	—	(37)	(86)

	$(9)	$(48)	$(163)

C.      Deferred tax assets (liabilities), consist of the following:

	December 31,

	2003	2002

Deferred tax assets:
Loss carryforwards	$4,394	$4,366
Other cumulative temporary differences, net	545	752

	4,939	5,118
Less - valuation allowance	(4,457)	(4,527)

	482	591
Deferred tax liabilities:
Software development costs	(482)	(591)

	$—	$—

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 - INCOME TAXES (Cont.)

D.	Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS , adjusted for the changes in the C.P.I. Following is a reconciliation of in come taxes calculated at the statutory corporate rate in Israel to the actual income tax expense in the financial statements:

	Year ended December 31,

	2003	2002	2001

Theoretical tax expense (benefit) (*)	$(105)	$21	$(1,978)
Increase (decrease) in taxes:
Disallowed deductions, net	44	(64)	385
Tax in respect of prior year	—	37	86
Carryforward losses for which valuation allowance was not provided	70	—	1,646
Other	—	54	24

Taxes on income in the statements of operations	$9	$48	$163

(*) Applicable tax rate	36%	36%	36%

E.	The Company has final tax assessments up to 1997.

F.	As of December 31, 2003 , the Company has approximately $2,330 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

Tax loss carryforwards of a U.S. subsidiary totaling $6,941expires between 2007 and 2023.

NOTE 14 - TRANSACTIONS WITH RELATED PARTIES

A.

In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of Ordinary Shares of the Company previously held by ZCT.

B.	The following transactions with companies affiliated with ZCT (in 2002 until February 22, 2002 ), Koonras and DBSI are included in the financial statements:

	Year ended December 31,

	2003	2002	2001

Reimbursement of ZCT for joint rental, maintenance and other expenses	$ —	$ 152	$1,152
Management fees to Koonras and DBSI	$ 359	$ 284	$ —

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 - SELECTED STATEMENTS OF OPERATIONS DATA

A.      Revenues

	Year ended December 31,

	2003	2002	2001

Revenue by geographical region:
Israel	$2,084	$2,344	$3,652
Europe (1)	12,203	11,648	10,704
Far East (2)	4,394	4,910	4,908
North America	2,808	2,599	3,431
Others	120	127	259

	$21,609	$21,628	$22,954

(1) Includes:
Italy	$2,453	$2,579	$2,343
Germany	$7,065	$6,622	$6,272
(2) Includes:
Japan	$2,334	$2,691	$3,170

Revenue through major distributors, as a percentage of total revenues:
Distributor (A)	11%	12%	10%
Distributor (B)	9%	11%	11%

B.      Cost of revenues

	Year ended December 31,

	2003	2002	2001

Hardware and software	$1,726	$2,007	$1,841
Salaries and employee benefits	1,306	1,563	2,173
Amortization of capitalized software development cost	402	401	2,021
Royalties to the chief scientist	586	455	538
Depreciation	49	70	86
Other	545	515	586

	4,614	5,011	7,245
Decrease in inventory	4	6	69

	$4,618	$5,017	$7,314

 C.      Selling, general and administrative expenses

	Year ended December 31,

	2003	2002	2001

Marketing costs	$690	$729	$1,095
Selling expenses	9,054	8,075	8,331
General and administrative expenses	2,702	2,632	2,994
Depreciation	199	234	291

	$12,645	$11,670	$12,711

Advertising expenses for the years ended December 31, 2003 , 2002 and 2001 were approximately $195, $164 and $257, respectively.

Grant Thornton

Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Cimatron Technologies, Inc.

We have audited the accompanying balance sheet of Cimatron Technologies, Inc. (A Michigan Corporation) as of December 31, 2003 and 2002 and the related statements of operations, shareholder's deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

/s/ Grant Thornton LLP

Southfield, Michigan
January 9, 2004

27777 Franklin Road
Suite 800
Southfield, MI 48034
T 248.262.1950
F 248.350.3581
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Independent Auditor's Report
to the Shareholder of Cimatron GmbH

We have reviewed the accompanying balance sheet of "Cimatron GmbH" (the "Company") as of December 31, 2003 and the related statements of income, changes in shareholder's equity and cash flows for the twelve month period then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our limited review as of December 31, 2003.

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

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron GmbH as of December 31, 2003 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles in the United States.

Without qualifying our opinion above, we draw attention to the company's net equity position. The company is overindebted based on book values in the amount of €1.410.478,00 (US-$1.782.209,49). To avoid filing for insolvency procedures the parent company expressed a letter of subordination in the amount of €1.600.000. The parent company agreed that from their receivables as at December 31, 2003 a partial amount of €1.600.000 shall rank behind all other creditors of Cimatron GmbH. Any portion of a claim so subordinated shall only be paid out of a surplus from future profits, a future liquidation surplus or, after overcoming the crisis, a net worth exceeding the other debts. However, the explanation provided shows that it is not impossible that the business operations will be maintained in the longer term. As a consequence, the accounting principles applied are based on the assumption that the company will be able to continue as a going concern.

Wiesbaden/Germany, February 6, 2004

Grant Thornton GmbH Wirtschaftsprüfungsgesellschaft

/s/ A. Groß A. Groß Wirtschaftsprüferin	/s/ R. Binder R. Binder Wirtschaftsprüfer