Form 20-F
period 2004-12-31
CIMATRON LTD
filed 2005-06-30
CIK 1008595

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004 Commission File No. 000-27974

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

8,001,270 Ordinary Shares

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:   Yes ☑     No ☐

          Indicate by check mark which financial statements the registrant has elected to follow:

Item 17 ☐   Item 18 ☑

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

Not Applicable

Item 3. Key Information

Selected Financial Data

          The following selected financial statement of income data for the years ended December 31, 2002, 2003 and 2004, and the balance sheet data as of December 31, 2002, 2003 and 2004 are derived from the financial statements set forth elsewhere in this Report. The selected financial statements of income data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, and 2001, are derived from other audited financial statements not included in this report. The audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The financial statements for the years ended December 31, 2000 and 2001 were audited by BDO, Ziv & Haft, independent auditors and the annual financial statements for 2002, 2003 and 2004 were audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. All of the financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” and the audited financial statements and notes thereto (together, the “Financial Statements”) and other financial information included elsewhere in this annual report.

	December 31,

	2000	2001	2002	2003	2004

	(In thousands of US$, except per share data)
Statement of Income Data:
Revenue:

Products	15,300	12,371	11,150	10,448	11,370
Services	9,791	10,583	10,478	11,161	11,793

Total	25,091	22,954	21,628	21,609	23,163

Cost of revenue:
Products	4,234	4,920	3,234	3,056	2,923
Services	2,922	2,394	1,783	1,562	1,678

Total	7,156	7,314	5,017	4,618	4,601

Gross profit	17,935	15,640	16,611	16,991	18,562
Research and development costs, net	8,269	7,626	5,562	5,210	5,554
Restructuring costs	-	250	(250)	-	-
Selling, general and administrative expenses	13,601	12,711	11,670	12,645	13,962

Operating loss	(3,935)	(4,947)	(371)	(864)	(954)
Financial income (expenses), net	219	(467)	428	369	445
Other income (Expenses)	22	(81)	1	203	144

Income (loss) before taxes	(3,694)	(5,495)	58	(292)	(365)
Taxes on income	26	(163)	(48)	(9)	(23)

Net income (loss)	(3,668)	(5,658)	10	(301)	(388)

Net income (loss) per share	(0.46)	(0.71)	*	(0.04)	(0.05)
Weighted average number of shares outstanding	7,991	8,001	7,981	7,838	7,835

* Less than $ 0.01

	December 31,

	2000	2001	2002	2003	2004

	(In thousands of US$)
Balance Sheet Data
Cash and cash equivalents	3,218	4,534	4,077	3,124	1,711
Short-term investments	6,500	4,440	4,017	6,358	6,381

Total cash, cash equivalents and short-term investments	9,718	8,974	8,094	9,482	8,092
Working capital	13,167	10,840	10,861	10,639	10,306
Total assets	27,770	22,855	21,371	22,386	20,804
Total liabilities	7,880	8,313	7,212	8,826	7,956
Shareholders’ equity	19,890	14,542	14,159	13,521	12,848

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

          The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offering, which have limited or no modeling capability,while the high end of the market, including our Cimatron E and its predecessor, the Cimatron IT, consists of integrated CAD/CAM systems. Many high end market products are roughly similar to our Cimatron E and IT products.

          As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products. In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling industry;

•	the level of our product breadth and integration;

•	our hardware platform support;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

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

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

          Our products are designed for use by manufacturers of consumer product or components of consumer products. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could reduce demand for products of our customers which are manufactures using our products. Softening consumer demand for consumer products has in the past caused a decline in the demand for our products. As a result, there is uncertainty with respect to our expected revenues, and delays or reductions in consumer spending could adversely affect our revenues and operating results.

Two of our shareholders beneficially own a substantial amount of our ordinary shares and may therefore influence our affairs.

          In February 2002, two private holding companies, Koonras Technologies Ltd., or Koonras, a subsidiary of Polar Communications Ltd., and DBSI Investments Ltd. or DBSI, consummated a transaction with Zeevi Computers and Technology Ltd., or ZCT, by which they acquired, for approximately $9,900,000, all of our Ordinary Shares previously held by ZCT, representing 64.3% of our share capital (including in this calculation 166,100 of our ordinary shares which we have repurchased and which, pursuant to Israeli law, cannot be voted and possess no rights other than upon liquidation). Following this transaction, each of Koonras and DBSI beneficially owns approximately 33% of our ordinary shares. Koonras and DBSI together are expected to continue to effectively have the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. Koonras and DBSI have entered into an agreement by which, among other matters, they will each appoint one half of our directors, not including our external directors, and vote together at our shareholders’ meetings. The concentration of ownership of our Ordinary Shares by Koonras and DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares. This concentration of ownership may also adversely affect our share price.

We are subject to several risks as a result of our international sales.

          To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business. Companies that engage in international sales are subject to a number of risks, such as:

•	agreements may be difficult to enforce through a foreign company’s legal system;

•	foreign countries could impose additional withholding or other taxes on our income;

•	foreign countries could impose tariffs or adopt other restrictions on foreign trade;

•	fluctuations in exchange rates;

•	changes in general economic conditions in one or more countries could affect product demand;

•	the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce; and

•	difficulties in managing overseas subsidiaries and international operations, including difficulty in retaining or replacing local management.

          There can be no assurance that these and similar factors will not have a material adverse effect on our future international sales and, consequently, on our business, future prospects and results of operations.

Many customers of the CAD/CAM industry have migrated their operations to the Far East. In order to remain competitive in the industry, we need to penetrate the Far East markets; operation in these markets subjects us to specific risks.

          Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for their manufacturing activities. We anticipate that this migration will continue. In order to continue to compete in the CAD/CAM software industry, we will need to increase our penetration of these markets. Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be materially adversely affected.

We are affected by volatility in the securities markets.

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

          We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. In addition, our Providers in Italy and Japan each accounted for more than 5% of our revenues in 2004. In May 2005 we announced that we had agreed to acquire 27.5% of the Italian Provider and an option to purchase its remaining outstanding shares from its stockholders. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. See “Item 4 - Information on the Company - Business Overview.”

We have a recent history of annual and quarterly losses and cannot assure you that we will return to profitability on an annual basis or remain profitable on a quarterly basis in the future.

          We incurred net losses of approximately $5.7 million, $0.3 million and $0.4 million in 2001, 2003 and 2004, respectively. In addition, we incurred net losses of $1.0 million in the first quarter of 2005, $0.2 million, $0.4 million and $0.2 million for the second, third and fourth quarters of 2004, respectively, and we incurred net losses during the first and third quarter of 2003 as well. In 2002 we had net income of $10,000 and in the first quarter of 2004 we had net income of $10,000. We cannot be certain that we will return to profitability on an annual or quarterly basis or, if we do return to profitability, remain profitable.

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

          Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

•	changes in timing of orders, especially large orders, for our products and services;

•	changes in the prices for our products and services;

•	adverse economic conditions and international exchange rate and currency fluctuations;

•	delays in the implementation of our solutions by customers;

•	changes in the proportion of service and license revenues;

•	timing of product releases;

•	changes in the economic conditions of the various industries in which our customers operate;

•	price and product competition;

•	increases in selling and marketing expenses, as well as other operating expenses;

•	technological changes; and

•	political instability in the Middle East.

          A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If that would happen in the future, the price of our ordinary shares will likely decrease again.

Because of our international operations, changes in exchange rates against the U.S. dollar could have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

          Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid. Therefore we believe that inflation and fluctuations in the U.S. dollar exchange rate may have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

In the years prior to 2004, we experienced increases in our revenues from services and decreases in our revenues from products. If this trend resumes, it may adversely affect our gross margins and profitability.

          Our revenues from the sale of products increased to approximately $11.4 million in 2004 from approximately $10.5 million in 2003 and approximately $11.2 million in 2002. Our revenues from services increased in 2004 to approximately $11.8 million from approximately $11.2 million in 2003 and approximately $10.5 million in 2002. Our gross margin from products is higher than our gross margin from services, since our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is relatively higher than our cost of products. If the trend of decreases in product revenues and increases in services revenues resumes, our gross margins and profitability may be adversely affected.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

          It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline. In addition, if a product we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

If our new management team is unable to fully transition into their respective new positions, our operations will be adversely affected.

        Our Chief Executive Officer, Zvika Naggan, informed us on June 30, 2005, that he is resigning as our Chief Executive Officer. Our board of directors accepted his resignation and has appointed our current Chief Operating Officer, Danny Haran, as our new Chief Executive Officer, effective July 1, 2005.

        Our Chief Financial Officer, Eli Gendler, has informed us that he will be leaving the company. His replacement, Ilan Erez, who joined us as VP Finance in May 2005, will become CFO upon Mr. Gendler's departure.

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

          One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in May 2005 we announced that we had agreed to acquire a 27.5% in our Italian distributor and an option to purchase the remaining outstanding shares of that company from its stockholders.   We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot make assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur indebtedness or issue equity securities to pay for any future acquisitions. The issuance of equity securities could be dilutive to our existing shareholders.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

          To date, most of the software relating to the Cimatron E and Cimatron IT family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and ModuleWorks GmbH, a German company, for the representation of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations.

We may not be successful in protecting our intellectual proprietary technology and this could result in the loss of revenue.

          We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products.  The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others.  This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do.  For instance, we have encountered significant piracy problems in certain jurisdictions, including in Brazil, Taiwan, Israel and China, where the main competition we face is from pirated copies of our products. These problems may increase as many of our customers and their competitors migrate their businesses to lower cost labor markets in the Far East.  Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

We may be subject to litigation to determine the scope of proprietary rights of others.

          Significant and protracted litigation may be necessary to protect our intellectual property rights, to determine the scope of the proprietary rights of others or to defend against claims of infringement. We believe that our systems do not infringe upon any existing third-party proprietary rights, and to our knowledge there have been no claims of infringement by us of third-party proprietary rights to date; however, there can be no assurance that any such claims will not be asserted against us in the future. If infringement is alleged, we could be required to discontinue the use of certain software codes or processes, to cease the manufacture, use and sale of infringing products, to incur significant litigation damages, costs and expenses and to develop non-infringing technology or to obtain licenses to the alleged infringing technology. There can be no assurance that we would be able to develop alternative technologies or to obtain such licenses on terms commercially acceptable to us, if at all.  See “Item 8 – Financial Information – Legal Proceedings” for information regarding certain proceedings in which we are currently involved.

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

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

          Our principal executive offices and research and development facilities are located in Israel.  In addition, a portion of our sales is made to customers in Israel.  Accordingly, security, political and economic conditions in Israel may directly affect our business.  Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations.  From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased.  There can be no assurance that the recent relative calm and renewed discussions with Palestinian representatives will continue.  Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.  Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

Our operations may be disrupted by the obligation of our personnel to perform military service.

          Many of our officers and employees in Israel are obligated to perform annual military reserve duty and may be called to active duty under emergency circumstances.  At various times over the last five years, there have been significant call-ups of military reservists, and it is possible that there will be additional call-ups in the future.  While we have operated effectively despite these conditions in the past, we cannot assess what impact these conditions may have in the future, particularly if emergency circumstances arise. Our operations could be disrupted by the absence for a significant period of one or more of our executive officers or key employees or a significant number of our other employees due to military service. Any disruption in our operations would harm our business.

The government programs and tax benefits that we currently receive require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

          We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet  conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. The Israeli government has reduced the benefits available under some of these programs in recent years, and Israeli governmental authorities have indicated that the government may further reduce or eliminate some of these benefits in the future. The termination or reduction of existing programs and tax benefits could increase our expenses, thereby reducing our profits or increasing our losses. In addition, the law and regulations prescribing the benefits provide an expiration date for the grant of new benefits. The expiration date has been extended several times in the past. The expiration date currently in effect is December 31, 2007, and no new benefits will be granted after that date unless the expiration date is extended again. There can be no assurance that new benefits will be available after December 31, 2007, or that existing benefits will be continued in the future at their current levels or at any level.

          In connection with research and development grants received from the Office of the Chief Scientist of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred.  In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant.  In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.  These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.  Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

          In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

It may be difficult to effect service of process and enforce judgments against directors or officers in Israel.

          We are incorporated in Israel.  The majority of our executive officers and directors are located outside the United States, and a majority of our assets and the assets of these persons are located outside the United States.  Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court.  Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency.  It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel since Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agreed to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process.  Certain matters of procedure will also be governed by Israeli law.

Item 4. Information on the Company

History and development of the Company

          We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers.  We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time.

          In May 2005 we announced that we had entered into an agreement with Microsystem Srl, our Italian distributor, to acquire 27.5% of its shares for 575,000 Euro. Under the agreement, we will also receive an option to acquire up to 100% of Microsystem from Microsystem’s shareholders within the next 2 years. The transaction is designed to significantly enhance Microsystem’s financial position and balance sheet. Under the terms of the agreement, Microsystem’s marketing, sales, and support groups will remain in their current offices throughout Italy. Enrico Gardini, Microsystem’s founder, President and CEO will join our management team.  The transaction is expected to close in July 2005.

          On June 30, 2005, Zvika Naggan resigned as our President and CEO. Our board of directors accepted his resignation and appointed our current Chief Operating Officer, Danny Haran, as our new President and CEO, effective July 1, 2005.

          Our full name is Cimatron Ltd. and we were incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel.  Our telephone number is 972-3-531-2121 and our web site is located at www.cimatron.com. Our U.S. agent is CT Corporation System, with an address at 3 Winners Circle, Albany, NY 12205.

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

          The development process for the mechanical design and manufacturing of products generally includes the following steps:

•	conceptual design of the product and its components;

•	tool design and detailed design for manufacturing;

•	creating the toolpath data in the form of numerical control, or NC, codes that provide the instructions for a machine to cut a part according to specifications received; and

•	manufacturing the product.

          The earliest users of CAD/CAM systems were dedicated design and engineering departments of large organizations that could afford the cost and complexity of “high-end” CAD/CAM systems. These systems were used by highly trained designers and engineers, who were responsible for a particular portion of the manufacturing process. The systems also generally operated on mainframe computers or high-end workstations which often required many months to master. To improve efficiency, large corporations that operate with high-cost, highly complex CAD/CAM systems have increasingly outsourced a portion of the design and manufacturing process to subcontractors.

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

          The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies.  We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling industry;

•	the level of our product breadth and integration;

•	our hardware platform support;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

        Cimatron E

          Cimatron E, our current generation of CAD/CAM solutions for the tooling industry, was initially released in September 2001.  Since its release, it has achieved rapid market acceptance and to date we have successfully sold copies of the product worldwide.  We released our newest version of the Cimatron E (Version 6.0) in November 2004.  This product provides comprehensive tools, applications and process-automation solutions for the tooling industry. Cimatron E is designed with the tooling industry in mind, where all stages involved in the tooling process are supported by applications that perform at new levels of speed and flexibility.

          Cimatron E encompasses a set of powerful and easy-to-use 3D design tools. The unified solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease. In the design process, Cimatron E integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, Cimatron E implements 2.5 to 5 axis toolpaths using high-speed machining, knowledge of stock remaining and templates to reduce programming and machine time. The mission critical tasks of splitting the model, applying engineering changes, and extracting electrodes and inserts are all handled by Cimatron’s “Quick Tooling” wizard-based applications.

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

          The Cimatron E product family includes the following basic modules:

Designer Solution

Designer Solution is a CAD-only solution. It provides users with full 3D design and modeling capabilities, as well as fully associative 2D drawing and sketching functions. Designer Solution includes a hybrid 3D wireframe, surfaces and solid modeler, with full assembly support. Designer Solution includes SAT, STL, PFM and one DI optional module (DWG, DXF or VDA).

NC Solution

NC Solution is a manufacturing-only solution. This base solution offers comprehensive milling, drilling, simulation and verification capabilities up to 2.5 axes + 2X Positioning. NC Solution provides access to a wide range of CAD capabilities necessary to undertake any NC job. The system includes tool libraries and a post processor. NC Solution includes SAT, STL, PFM and one DI optional module (DWG, DXF or VDA).

Master Solution

Master Solution is a comprehensive CAD/CAM solution. It includes all features of the Designer Solution and the NC Solution integrated into an end-to-end system, providing the tools and capabilities users need for designing and manufacturing complex CAD/CAM projects. Master Solution includes SAT, STL, PFM and one DI optional module (DWG, DXF or VDA)

Electrode Solution

Electrode Solution includes all the tools necessary to create and design electrodes out of a given part model, including the industry leading QuickElectrode application. Electrode Solution comes complete with a choice of one DI optional module (IGES, STEP or VDA). The Electrode Solution is competitively priced in comparison with a similar general purpose configuration.

Electrode Pro Solution

Electrode Pro Solution includes the tools necessary to create, design and manufacture electrodes, including the industry leading QuickElectrde application and full 3X milling tools. Electrode Pro Solution comes complete with a choice of one DI module (IGES, STEP or VDA). The Electrode Pro Solution is competitively priced in comparison with a similar general purpose configuration.

Student Package

The Cimatron Student Package is a limited Cimatron package for students’ home use. The package covers most of Cimatron E’s capabilities, and enables execution of small non-commercial mold design projects. CAD modules include the following: Wire-frame, Surfacing and Solid part Modeling; Assembly; Drafting; Sketcher; Catalog Tools; QuickSplit; QuickCompare; QuickElectrode; and MoldDesign. CAM modules include 2.5X - 3X milling and 3X simulator. The system includes read-only Data Interface for IGES, VDA, STEP, DXF, and DWG. The package is protected via software mechanism and does not require a hardware protection plug.

View Only System

View Only System provides tools to view and check CAD/CAM projects. The system includes powerful 3D modeling and drafting capabilities, as well as key Cimatron modules, such as QuickSplit, QuickElectrode and viewing of 2.5X - 3X milling, including the 3X simulator. No “save” is possible with a View Only system. The system includes read-only translators to all leading standard formats: DXF, DWG, IGES, STEP, VDA, SAT, STL, and PFM.

          In addition to these basic modules, we offer over 20 optional modules for a wide variety of additional applications that allow customers to purchase those components most helpful for their businesses and grant customers greater control over the rate of investment in our products.

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

          We distribute our products to end-users in approximately 28 countries in five continents through certain of our subsidiaries (in the United States, the United Kingdom, Canada, Germany, China and France), directly in Israel and through a network of 32 independent Providers. Between us, our subsidiaries and our Providers, our family of products is currently supported at over 8,500 customer sites with more than 17,000 installations.

          Our sales operations are organized on a regional basis.  In each region we appoint a vice president in charge of sales in such region. We believe that this will result in a more efficient sales structure.

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

          A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions).  Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our Providers in Italy and Japan, no Provider accounted for more than 5% of our total revenue for the year ended December 31, 2004.  In May 2005 we announced that we had agreed to acquire 27.5% of the Italian Provider and an option to purchase its remaining outstanding shares from its stockholders.

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

          Subsidiaries

          In 1996, we adopted a strategy of increasing our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, in September 1996, we acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider.  In addition, between August and October 1997, we entered into a series of agreements with our German Provider, pursuant to which our German Provider transferred all of its Cimatron-related business, including goodwill, assets and employees (with the exception of distribution rights), in certain regions of Southern Germany, to our German subsidiary, Cimatron GmbH, and in December 1997, we also formed a subsidiary in France, Cimatron Sarl. More recently, we established a Japanese subsidiary that commenced operations in March 2001; a United Kingdom subsidiary that commenced operations in August 2002; and a Chinese subsidiary, which was formed in December 2002.  In December 2002, we also entered into a joint venture in Korea with a third party in which we held 30% as of December 31, 2004.  However, this joint venture only accounted for an immaterial portion of our revenues in 2003 and 2004. In January 2005 we announced the formation of Cimatron South China, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998. Since we started increasing our direct involvement in certain key markets through our subsidiaries, we have witnessed an improvement in sales conducted by such subsidiaries, and we expect to increase this marketing channel.

          Marketing Representatives

          In 1998 we funded the formation and operations of a marketing office in India, and in February 2001 we opened a marketing office in South Korea. This marketing office is currently inactive as its activities are now undertaken by our Korean JV.   The purpose of these offices is to assist our local Providers in educating the market on our products. In 2005, we intend to expand our operations in India through the establishment of a wholly-owned subsidiary.

Customers

          Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations.  Our customers are located in approximately 28 countries worldwide.

          In the years ended December 31, 2004, 2003 and 2002, approximately 57%, 56% and 54%, respectively, of our revenues were from Europe; approximately 8%, 10% and 11%, respectively, of our revenues were from Israel; approximately 19%, 20% and 23%, respectively, of our revenues were from the Far East; approximately 15%, 13% and 12%, respectively, of our revenues were from North America; and approximately 0.7%, 0.5% and 0.5%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

          The following tables represent a geographical breakdown of our revenues from products and services from the last three years (in thousands of U.S. dollars):

          2004

	Products		Services

Geographical Region	Amount	Percent	Amount	Percent

Europe	6,039	53.1%	7,216	61.2%
Israel	734	6.5%	1,206	10.2%
Far East	3,033	26.7%	1,373	11.6%
North America	1,498	13.1%	1,911	16.2%
Other	66	0.6%	87	0.8%
Total	11,370	100%	11,793	100%

          2003

	Products		Services

Geographical Region	Amount	Percent	Amount	Percent

Europe	5,394	51.6%	6,809	61.0%
Israel	756	7.2%	1,328	11.9%
Far East	3,028	29.0%	1,366	12.2%
North America	1,240	11.9%	1,568	14.0%
Other	30	0.3%	90	0.8%
Total	10,448	100%	11,161	100%

          2002

	Products		Services

Geographical Region	Amount	Percent	Amount	Percent

Europe	5,933	53.2%	5,715	54.5%
Israel	734	6.6%	1,610	15.4%
Far East	3,340	30.0%	1,570	15.0%
North America	1,104	9.9%	1,495	14.3%
Other	39	0.3%	88	0.8%
Total	11,150	100%	10,478	100%

          Other than our Provider agreements and certain maintenance contracts with customers in Israel, we currently have no significant long-term contracts with any customer and sales are generally made pursuant to purchase orders received from distributors.

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

Organizational Structure

          Our principal shareholders, Koonras and DBSI, hold 2,560,360 and 2,573, 350 shares, representing approximately 32.68% and 32.84% of our outstanding share capital, respectively.  Koonras and DBSI have entered into an agreement by which a number of their shares equal to, or greater than, 25.05% of our issued and outstanding share capital cannot be sold by either party without first offering such holding to the other party. Additionally, under such agreement, in the event that the selling party’s offer is refused, the other party shall then have the right to participate, pro-rata, with the selling party in the sale of his shares to a third party. Additionally, Koonras and DBSI have agreed that they will each appoint half of our directors, not including our external directors required to be appointed under Israeli law and independent directors required to be appointed under the NASDAQ listing qualifications, and that they will vote together at our shareholders meetings.

          For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

Property, Plants and Equipment

          We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. We occupy an aggregate of approximately 2100 square meters at this facility. In 2004, the aggregate annual lease payments for the office premises were approximately $188,000. The term of this lease ends during February 2006 and we have an option to extend the lease for an additional three years.

          The following table represents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2004 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)

Headquarters in Israel	Givat Shmuel	188

North American subsidiary	Michigan and Illinois (U.S.)*	90

German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	253

French subsidiary	Oyonnax (Since February 2005 - Lyons)	24

UK subsidiary	Huddersfield	21

Japanese subsidiary	Tokyo	41

Chinese subsidiary	Beijing Wuxi Chengdu	45

South Korean affiliate	Seoul	21

	Total	683

* These offices are responsible for our marketing efforts in Canada as well.

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

          In May 2005 we announced that we had entered into an agreement with Microsystem Srl, our Italian distributor, to acquire 27.5% of its shares for 575,000 Euro. Under the agreement, we will also receive an option to acquire up to 100% of Microsystem from Microsystem’s shareholders within the next 2 years. The transaction is expected to close in July 2005.  Assuming the transaction closes, we will account for it under the equity method and accordingly will record our share of Microsystems’s profits or losses in our consolidated financial statements.

          Revenues

          We derive revenues mainly from (a) sale of our products, including software and hardware components, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services.  Revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues.  We provide maintenance services pursuant to maintenance contracts, which either provide for annual maintenance fees or for the payment of maintenance fees upon the provision of upgrades to our products.  Generally, maintenance contracts are for a one year term.  It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis.  While customers in most markets do purchase maintenance services from us, our customers in the Far East (other than in Japan) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

          Cost of Revenues

          Our cost of revenue consists of five major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel, Germany, France and the U.K., (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to the Israeli Office of the Chief Scientist and (e) amortization of capitalized software development costs.

          Software Development Costs

          Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized.  Based on our product development process, technological feasibility is established upon completion of a working model.  Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2002, 2003 and 2004 costs incurred between the completion of the working model and the point at which the products are ready for general release have been insignificant. Therefore, all research and development costs incurred in 2002, 2003 and 2004 have been expensed.

          Primary and Reporting Currency

          We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2002, 2003 and 2004 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. In 2001 and the first quarter of 2002, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. However, during the last three quarters of 2002, 2003 and the last quarter of 2004 our results of operations benefited from the increase in the Euro - U.S. dollar exchange rates during these periods. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

          Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. In 2001 and 2002, the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. In 2003, there was on one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. In 2004 there was inflation coupled with a devaluation of the U.S. dollar against the NIS. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

          See “- Liquidity and Capital Resources – Impact of Inflation and Devaluation on Results of Operation, Liabilities and Assets” for information relating to our policy of hedging against currency fluctuations.

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

          Our software products do not require significant customization or modification. Service revenues include consulting services, post-contract customer support and maintenance and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

          Our sales are made pursuant to standard purchase orders, containing payment terms averaging between 90 - 120 days. For some customers with whom we have long-standing relationships and based on past experience with those customers and the same software products, we may grant payment terms of not over 180 days. Any payment terms that are above 90-120 days must be approved by our Chief Financial Officer prior to the signing of any purchase order.

          Our arrangements do not include any refund provisions nor are payments subject to milestones. In addition, our  arrangements do not contain customer acceptance provisions.

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

Operating Results

	December 31,

	2002	2003	2004

	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:

Products	11,150	10,448	11,370
Services	10,478	11,161	11,793

Total	21,628	21,609	23,163

Cost of revenue:
Products	3,234	3,056	2,923
Services	1,783	1,562	1,678

Total	5,017	4,618	4,601

Gross profit	16,611	16,991	18,562
Research and development costs	5,562	5,210	5,554
Restructuring costs	(250)	--	--
Selling, general and administrative expenses	11,670	12,645	13,962

Operating loss	(371)	(864)	(954)
Financial income (expenses), net	428	369	445
Other income (expenses)	1	203	144

Income (loss) before taxes	58	(292)	(365)
Taxes on income	(48)	(9)	(23)

Net income (loss)	10	(301)	(388)

Net income (loss) per share (basic and diluted)	(* )	(0.04)	(0.05)

Weighted average number of shares outstanding	7,981	7,838	7,835

* Less than $0.01

	December 31,

	2002	2003	2004

	In thousands of US$
Balance Sheet Data
Cash and cash equivalents	4,077	3,124	1,711
Short-term investments	4,017	6,358	6,381

Total cash, cash equivalents and short-term investments	8,094	9,482	8,092
Working capital	10,861	10,639	10,306
Total assets	21,371	22,386	20,804
Total liabilities	7,212	8,865	7,956
Shareholders’ equity	14,159	13,521	12,848

          Revenue

          Our total revenues increased to approximately $23.1 million in 2004 from approximately $21.6 in 2003 and 2002, an increase of approximately 7%.  Our revenues from the sale of products increased to approximately $11.4 million in 2004 from approximately $10.4 million in 2003 and approximately $11.1 million in 2002.  The increase in the sale of products in 2004 was mainly due to an increase of 22.5% and 9.3% in sales in the U.S. and Asia, respectively.  We believe that the increase in sales resulted from increased market penetration of new versions of our products.  In addition, 41% of the increase in sales revenues was due to the rise in the Euro - dollar exchange rate.  As 57% of our 2004 revenues were derived from European countries, changes in the Euro - dollar exchange rate can significantly influence our revenues.  Total revenues in 2003 were primarily influenced by (a) decreased demand for consumer products resulting from the recession in the U.S. and other global markets, which caused decreased activity and consumer products manufacturers, including our customers, and (b) mold, tool, die and fixture makers migrating their operations to low cost labor markets in the Far East, which markets are also characterized by lower prices and by higher usage of pirated copies of software products.  As a percentage of revenues, our revenues from the sale of products decreased from approximately 51.6% in 2002 to approximately 48.4% in 2003 and to approximately 49.1% in 2004.  Our revenues from services increased in 2004 to approximately $11.8 million from approximately $11.2 million in 2003 and $10.5 million in 2002.  The increase in service revenues in 2004 was 15% due to an increase in service contract renewals and the increase in our installed base of Cimatron E version 5.1 users and 84% due to the rise in the Euro - dollar exchange rate.  The increase in 2003 resulted primarily from exchange rate fluctuations.As a percentage of revenues, our revenues from services increased from approximately 48.4% in 2002 to approximately 51.6% in 2003 and approximately 50.9% in 2004.

          There can be no assurance that our total revenues will continue to increase; furthermore, if revenues from services increase and revenues from products decrease, our gross margins and profitability may be adversely affected.See “Item 3 – Risk Factors –In the years prior to 2004, we have experienced increases in revenues from services and decreases in revenues from products. If this trend reoccurs, it may adversely affect our gross margins and profitability”.

          For a geographical breakdown of our revenue, please refer to “Item 4 – Information on the Company – Geographical Breakdown of our Revenue”.

          Cost of Revenue

          Cost of revenue remained in 2004 at $4.6 million, as in 2003, which reflects a decrease from $5.0 million in 2002.  However, cost of revenues in 2004 included an increase in royalties to the Chief Scientist in the amount of $0.2 million, which offset a decrease in the amount of $0.2 million in salaries and employee benefits. The decrease in the cost of revenue for 2003 was primarily due to (a) the decrease in the sales of products in 2003 and (b) decreases in salary expenses.  The decreases in salary expenses were due to reductions in employees and increases in our effective U.S. dollar – NIS exchange rate resulting from the level at which we hedged NIS denominated expenses under currency forward contracts at the end of 2002, resulting in lower dollar costs.

          Gross Profit

          Gross profits, as a percentage of total revenue, was 80.1%, 78.7% and 76.8% in 2004, 2003 and 2002, respectively.

          Research and Development, Patents and Licenses, etc.

          Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $5.6 million in 2004, $5.2 million in 2003 and $5.6 million in 2002.  The increase in 2004 was due to increased investment of resources in the development of Cimatron E version 6.0, as well as to an increases in salary and termination payment expenses and to the operation of a development team in Russia.  In  addition, the devaluation of the US dollar against the NIS contributed 24% of the 2004 increase. The decrease in 2003 was due to a continued reduction in salaries and personnel.  The decrease in 2003 was also due to increases in our effective U.S. dollar – NIS exchange rate resulting from the level at which we hedged NIS denominated expenses under currency forward contracts at the end of 2002, resulting in lower dollar costs.

          Selling, General and Administrative Expenses

          Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2002, 2003 or 2004 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid for management services to ZCT in January and February 2002 and to DBSI and Polar from March 2002 onwards and (e) reserves for doubtful debts.

          In 2004, selling, general and administrative expenses increased by 10% from $12.6 million in 2003 to $14.0 million, which increase was due to (a) the relatively high Euro – U.S. dollar exchange rate throughout 2004, which resulted in increased selling expenses consisting of the salaries of the personnel of our European subsidiaries, (b) increased selling activities, especially in the U.S., and (c) organizational changes resulting in termination and severance payments. Of the increase in selling, general and administrative expenses, 32% was due to the rise in the Euro - dollar exchange rate. In 2003, selling, general and administrative expenses increased by 6% from $11.7 million in 2002 to $12.6 million, which increase was due to (a) the relatively high Euro – U.S. dollar exchange rate throughout 2003, which resulted in increase selling expenses consisting of the salaries of the personnel of our European subsidiaries, (b) the expenses we incurred in connection with a full year of operations of our U.K. and Chinese subsidiaries, both of which we opened in 2002 and (c) expenses we incurred in connection with severance payments to our former chief executive officer.

          Financial Income (Expenses)

          Financial income (expenses) consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on trade receivables and tax rebates and currency translation adjustments between the U.S. dollar exchange rate imposed on our assets and liabilities.  Financial income was $445,000 in 2004, an increase of 21% and 4% compared to financial income of $369,000 in 2003 and $428,000 in 2002, respectively. The increase in financial income in 2004 was due primarily to the revaluation of the Euro in relation to the U.S. dollar. The decrease in financial income in 2003 was due primarily to our not selling any bonds held by us, as opposed to 2002, in which we gained $359,000 from such sales.  The increase in the year 2002 was primarily due to (a) the gain from the sale of bonds, a part of which was recorded in our financial statements for the previous year under other comprehensive income; and (b) the revaluation of the Euro in relation to the U.S. dollar.

Effective Corporate Tax Rate

          We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 2000. Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003.  The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter.  However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Our effective tax rate in Israel would have been approximately 30% for the year ended December 31, 2004, had we not incurred tax losses in Israel. We believe that our effective tax rates in the U.S., Germany, France, the U.K. and Japan would have been approximately 35%, 27%, 33%, 30% and 41%, respectively, for the year ended December 31, 2004, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $2,184,000 as of the end of 2004.  In addition, as of December 31, 2004, we had approximately $7,640,000 in net operating loss carryforwards in North America, $2,200,000 in Germany, $3,000,000 in France and $650,000 in the U.K.  We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

          We have been granted an “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 continuously since 1994. The current status term will expire in the earlier of seven years after we begin to generate income subject to preferable taxation under the “Approved Enterprise” status and 2015.  Consequently, we are eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise plan is exempt from tax for a period of two years, commencing in the first year in which we generate taxable income from such Approved Enterprise, and is subject to a reduced tax rate of 25% for a further five years, respectively. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

          During 2004 we generated (i) $11,154,000 from sales of software licenses, (ii) $216,000 from sales of hardware, (iii) $9,400,000 from software and hardware maintenance fees, (iv) $691,000 from service bureau activities (in Israel), (v) $1,703,000 from other services related to the software, (vi) $334,000 from proceeds from the maturity of bonds and mutual funds and (vii) $221,000 from the sale of property and equipment. In addition, we utilized a renewable loan in the amount of $500,000 from a Swiss bank, which is secured by a deposit in the amount of $500,000. We classify this deposit under short term investments, as the interest payable on the loan is 3.24% per annum, and the interest payable on the deposit is 10% per annum, resulting in finance income of approximately $33,800 per annum. The loan has a 6 month term and is renewable every 6 months provided that the deposit remains in place. So long as amounts under the loan are outstanding, we are not allowed to use the deposit. The loan is not subordinated to any other debt we have.

          During 2004, we invested $0.6 million in bonds and $0.5 million in the purchase of property and equipment, and we used $0.9 million in operating activities. These transactions caused our aggregate amount of cash and cash equivalents to be $1.7 million as of December 31, 2004 as compared to $3.1 million as of December 31, 2003, and our short-term investments to be $6.4 million as of December 31, 2004, the same as at December 31, 2003. The decrease in cash and cash equivalents was primarily due to (a) our funding of net loss, as we fund our operations primarily from operating income and cash resources, and (b) increased severance payments to employees due to the need to fund severance payment accrual shortfalls.

          As of December 31, 2004, our cash and cash equivalents and short-term investments totaled $8,092,000, compared to $9,482,000 as of December 31, 2003. This decrease was primarily the result of cash used in operations. As of December 31, 2004, our working capital was $10,306,000 and our total assets were $20,804,000, compared to $10,639,000 and $22,386,000, respectively, as of December 31, 2003. The change in total assets resulted from a decrease in cash and cash equivalents and othe assets (due to an amortization of software development costs), offset by an increase in accounts receivable.

          Our trade receivables, net of allowance for doubtful accounts on December 31, 2004 totaled $6,130,000, compared to $5,725,000 on December 31, 2003. The increase was due our increased sales in 2004. The collection cycle remained unchanged during 2004 compared to 2003. We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten the collection cycle.

          Our capital expenditures for 2004 amounted to approximately $543,000 and were mostly for the purchase of computers, computer equipment and other office equipment.

          Concentration of credit risk. Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Our cash and cash equivalents, short-term investments and long-term investments are invested in deposits with major banks in the United States, Europe and Israel. We believe that the financial institutions holding our cash funds are financially sound, and that minimal credit risk exists with respect to our marketable securities, which consist of debt securities of the Government of Israel and highly rated corporate bonds. Our accounts receivable are generated from a large number of customers located in Europe, Asia, the United States and Israel. We perform ongoing evaluations of our accounts receivable and maintain an allowance for doubtful accounts that we believe is adequate to cover all anticipated losses with respect to our accounts

          We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities.

          Impact of Tax Assessments

          On December 31, 2002 the Israeli Tax Authority issued us tax assessments for the years 1998 to 2000.  We reached a settlement agreement with the Tax Authority in the second quarter of 2004. Under the settlement, we agreed to pay the Israeli Tax Authority a total of approximately $120,000 to settle all assessments. As a result of previous provisions we made, in 2004 we only made a one-time provision for income tax in the amount of approximately $11,000 in connection with the settlement of these assessments.

          Impact of Inflation and Devaluation on Results of Operations, Liabilities and Assets

          Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid. Therefore we believe that inflation and fluctuations in the U.S. dollar exchange rate may have a material effect on our revenue. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

          The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months (December 2004 – May 2005) from a low of NIS 4.299 to the dollar to a high of NIS 4.5 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =

December 2004	4.308	4.374
January 2005	4.352	4.414
February 2005	4.357	4.392
March 2005	4.299	4.379
April 2005	4.36	4.395
May 2005	4.348	4.416

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2000 - December 31, 2000	4.067 NIS/$1
January 1, 2001 - December 31, 2001	4.219 NIS/$1
January 1, 2002 - December 31, 2002	4.738 NIS/$1
January 1, 2003 - December 31, 2003	4.548 NIS/$1
January 1, 2004 - December 31, 2004	4.478 NIS/$1

          In 2000, the rate of inflation was approximately 0% and the devaluation rate was -2.7%. During 2001, the NIS was devalued against the dollar by 9.3%. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2001, but they did not materially affect our results of operations in such periods. In 2002 the rate of inflation was 6.5% and the rate of devaluation of the NIS against the dollar was 7.27%. In 2003, there was on the one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. In 2004 the rate of inflation was approximately 1.2% and the U.S. dollar was devaluated against the NIS by 1.6%.

          Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on accounts receivable and future cash flows from certain Euro-denominated transactions as well as certain NIS-denominated expenses. Our policy is to hedge 60% to 80% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from decreases in the Euro – U.S. dollar exchange rate and to hedge 60% to 80% of our NIS denominated expenses to protect against an increase in reported expenses arising from increases in the U.S. dollar – NIS exchange rate. However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low. The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2004, we had currency exchange options to sell up to 2.65 million Euro for a total amount of $3.34 million, and had written currency exchange options to sell up to 2.65 million Euro for a total amount of $3.6 million that were scheduled to expire prior to June 30, 2005. On June 15, 2005 we exercised currency exchange options to sell 600,000 Euro for $756,000. See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents, licenses, etc.

          We conduct our research and development operations primarily in Israel and to a small extent in Germany and Russia. Our research and development efforts have been financed through internal resources and through plans sponsored by the Chief Scientist of the Government of Israel. In the years ended December 31, 2002, 2003 and 2004 our gross research and development expenditures were $5,562,000, $5,210,000 and $5,554,000 respectively (26%, 24% and 24% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the Chief Scientist of the Government of Israel for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the Chief Scientist and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to Chief Scientist plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to Chief Scientist plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to Chief Scientist plans approved in or after 1999, funds received from the Chief Scientist shall bear annual interest at a rate equal to LIBOR for twelve months. As of December 31, 2004, the Company’s contingent liability with respect to such grants was $3,182,000, contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

          The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding. The technology is, however, subject to transfer restrictions, as described below. These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we have paid the full amount of royalties payable for the grants. In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

          The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

•

Transfer of Technology. If the committee approves the transfer of OCS-backed technology, such a transfer would be subject to the payment to the OCS of a portion of the consideration we receive for such technology. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to our total investment in the technology, but in no event less than the amount of the grant. However, in the event that in consideration for our transfer of technology out of Israel we receive technology from a non-Israeli entity for use in Israel, we would not be required to make payments to the OCS if the approval committee finds that such transfer of non-Israeli technology would significantly increase the future return to the OCS.

•

Transfer of Manufacturing Rights. The committee is authorized to approve transfers of manufacturing rights only if the transfer is conditioned upon either (1) payment of increased aggregate royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture or (2) a transfer of manufacturing rights into Israel of another product of similar or more advanced technology.

•

Merger or Acquisition. If the committee approves a merger or similar transaction in which the surviving entity is not an Israeli company, such a transaction would be subject to the payment to the OCS of a portion of the consideration paid. The amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of such technology compared to the total investment in the company, net of financial assets that the company has at the time of the transaction, but in no event less than the amount of the grant.

          In the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.

          Based upon the aggregate participation payments received to date, we expect that we will continue to pay royalties to the Chief Scientist on sales of our products and related services for the foreseeable future. In the years ended December 31, 2002, 2003 and 2004, we paid or accrued royalties to the Chief Scientist in the amount of $578,000, $668,000 and $791,000, respectively.

          In addition to the Chief Scientist grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2004 with respect to such grants was $558,000, contingent upon the Company’s incremental exports.

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

          Decrease in prices. The strong competition in the software business generally, and in the CAD/CAM business specifically, along with the economic downturn since 2001, has caused revenues of companies in our industry to decrease. Such decrease in software prices has resulted in a decrease in our revenues and thus in our profits. As a result, we have been forced to employ cost-cutting measures. If the foregoing trend continues, we may have to employ additional cost-reduction measures.

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

E. Off-Balance Sheet Arrangements

          Other than as discussed below, we are not party to any off-balance sheet arrangements or subject to any contingent liabilities.

          1.          With respect to our contingent liability relating to payment of royalties to the Chief Scientist, see “ - Research and development, patents, licenses, etc.” above.

          2.          As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2004 was $558,000, contingent upon our incremental exports.

F. Tabular Disclosure of Contractual Obligations

          The following table summarizes our contractual obligations and commercial commitments as of December 31, 2004:

	Payments due by Period (US$ in thousands)

Contractual Obligations as of December 31, 2004	Total		Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	$2685		$1,302	$1,342	$41	0
Purchase Obligations and Commitments	$623		$623	0	0	0
Other Long-Term Liabilities	$3,268	(1)	0	0	0	0
Total Contractual Cash Obligations	$6,576		$1,925	$1,342	$41	0

(1) Represents a provision for future severance pay obligations.

G. Safe Harbor

          This annual report on Form 20-F contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively, the “Safe Harbor Provisions”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of EMI or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 (“Key Information”) under the caption “Risk Factors” (“Cautionary Statements”). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 6. Directors, Senior Management and Employees

Directors and Senior Management

          As of the date of this annual report, our directors, senior management and key employees were as follows:

Name	Age	Position

Yossi Ben Shalom	50	Chairman of the Board
Rimon Ben-Shaoul	60	Director
Barak Dotan	37	Director
Kenny Lalo	47	Director
David Golan	64	Director
Ofra Brown	51	External Director
Rami Entin	54	External Director
Zvika Naggan	46	President and Chief Executive Officer
Eli Gendler	37	Chief Financial Officer
Danny Haran	47	Vice President of Marketing and Chief Operating Officer

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

Ofra Brown currently serves as the Chief Financial Officer of VIZRT Ltd., a public company traded on the German Stock Exchange in Frankfurt, Germany and on the Oslo Stock Exchange in Norway. From 1999 to 2001, Ms. Brown served as the Chief Financial Officer of BVR Technologies Ltd., a company publicly traded on the NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd. Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

Rami Entin currently serves as a director of ECtel Ltd., a Nasdaq-traded company that develops and markets fraud prevention and revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks, Maccabee-Dent, which is engaged in the management and operation of dental clinics, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin is also a director of Hilan-Tech Ltd. and of Assuta Medical Center in Tel-Aviv, Israel. From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

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

Eli Gendler joined Cimatron in early 2004 as Vice President of Finance and Chief Financial Officer after many years in the finance divisions of Israeli-based international hi-tech companies. Prior to joining Cimatron, Mr. Gendler was the CFO of IFN Systems and Workplace IQ, both software developers. He holds a master’s degree in law (LL.M.) from Bar Ilan University and a bachelor’s degree in accounting and economics from Tel Aviv University, and is a Certified Public Accountant in Israel.

Danny Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in November 2003 after having been employed by Comverse (Nasdaq:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division. Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company.Mr. Haran holds a bachelor of science degree in computer engineering from the Technion a master of science degree from the Weitzman Institute, and a master of business administration degree from Tel Aviv University.

Mr. Naggan informed us on June 30, 2005, that he is resigning as our President and CEO. Our board of directors accepted his resignation and has appointed our current Chief Operating Officer, Danny Haran, as our new President and CEO, effective July 1, 2005.

Mr. Gendler has informed us that he will be leaving Cimatron. His replacement, Ilan Erez, joined us as VP Finance in May 2005 and will become CFO upon Mr. Gendler’s departure. Mr. Erez has been the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking cards, for the last seven years. He also served as VP Operations of Silicom from May 2001 until his departure. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Arrangements for the election of Directors

          Koonras Ltd. and DBSI Investments Ltd., our two largest shareholders (each holding approximately 33% of our share capital), control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors. Polar and DBSI have entered into an agreement by which, among other matters, they will each appoint one half of our directors, not including our external directors, and vote together at our shareholders’ meetings.

Compensation

          During the year ended December 31, 2004, we paid, in the aggregate, approximately $1,104,000 in direct remuneration to our directors and officers for services provided by them to the Company in such capacities, including compensation paid to Arie Feldman, our former CTO, who retired in February 2005 and Eli Gendler, our current CFO who recently announced that he intends to leave Cimatron. The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

Board of Directors

          Our Articles of Association provide for a Board of not less than two members. Each director, with the exception of external directors who are elected to serve set periods of time as described below, is elected to serve until the next annual general meeting of shareholders and until his or her successor has been duly elected. Officers serve at the discretion of the Board.

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

          External Directors

          The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.

          No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder.

          No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, and then at least one external director must be of the other gender.

          External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

•	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director. Our external directors are Ofra Brown and Rami Entin, who will complete their current terms in May 2008, in accordance with Israeli law.

          An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

          Under recent amendments to the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” The definition of each of these terms is to be determined under relevant regulations, which have not yet been published.

          Audit Committee

          The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, and reviewing the quarterly and annual balance reports and recommending their approval before our board or directors. An audit committee must consist of at least three directors, including the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

          Under the Nasdaq rules, we are required to have at least three independent directors on the audit committee. In addition, Nasdaq requires that the members of the audit committee (a) not have any relationship to the company that may interfere with the exercise of their independence, and (b) must be financially literate.

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

•

Have the sole authority to review in advance, and grant any appropriate pre-approvals of, (i) all audit and non-audit services to be provided by the independent auditors and (ii) all fees and other terms of engagement;

•

Review and discuss with management and the independent auditors the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the SEC, any stock exchange or the public;

•

Review and discuss with management and the independent auditors the company’s annual audited financial statements prior to any required submission to shareholders, the SEC, any stock exchange or the public;

•	Recommend to the Board, if appropriate, that the company’s annual audited financial statements be included in the company’s annual report;

•	Review and discuss with management all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

•

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

•	Review and approve all related-party transactions.

          As of the date of this annual report, Mr. Kenny Lalo, Ms. Ofra Brown and Mr. Rami Entin are serving as members of our audit committee.

          Internal Auditor

          Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. Ernst & Young – Kost, Forer, Gabbay & Kasierer Business Risk Services serves as our internal auditor.

          Nasdaq Listing Requirements

          Recently adopted Nasdaq rules enable foreign private issuers, such as ourselves, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements.  To the extent that we choose to do so, we will be required to disclose in our annual reports filed with the Commission each Nasdaq listing requirement that we do not follow and describe the home country practice we follow in lieu of such requirement.

Employees

          The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2004	2003	2002

Research and Development	84	84	80
Marketing, Sales and Customer Support	106	109	132
Administration Management and Information Systems	24	22	10
Total	214	215	222

          As of May 31, 2005, we employed 214 full-time personnel, of whom 77 (most of whom hold advanced technical degrees) were employed in research and development, 113 were employed in marketing, sales and customer support and 24 were employed in various administrative, information systems and management positions. Of these employees, 113 were employed in Israel operations, 20 were employed by our North American subsidiary, 41 were employed by our German subsidiary, 3 were employed by our French subsidiary, 2 were employed by our Japanese subsidiary, 4 were employed by our British subsidiary, 28 were employed by our Chinese subsidiary, and 3 were employed by our Indian office. In addition, we employed 18part-time persons on average during the year 2004 and as of May 31, 2005 we employed 18 part-time persons.

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

          2004 Share Option Plan

          In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. As of May 31, 2005, options to purchase 218,500 of such shares were outstanding at a price of $2.20 per share under the 2004 Share Option Plan.These options are exercisable pursuant to a three (3) year vesting schedule as follows: (i) thirty three percent (33%) of the shares covered by the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the shares covered by the options become exercisable at the end of each subsequent six months period over the course of the following two (2) years, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

          Repurchase of Our Shares

          We purchased these 159,600 of our shares in the open market between September 2002 and February 2003 at an average price of $0.95 per share. During 2003, we repurchased 26,000 shares at an average price of $1.04 per share. Under Israeli law, while these shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

Beneficial Ownership by Officers and Directors

          Messrs. Ben Shalom, Ben Shaoul, Dotan and Lalo may be deemed to have beneficial ownership of an aggregate of 5,133,710 of our shares, representing 65.5% of our issued and outstanding capital share, by virtue of their positions with Polar and DBSI and the voting agreement between Polar and DBSI described elsewhere in this report.

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

          The following table sets forth information, as of May 31, 2005, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of the ordinary shares of our company and (ii) all directors and executive officers as a group.  The voting rights of our major shareholders do not differ from the voting rights of holders of all our ordinary shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

Koonras Ltd. 21 Ha’arba’ah St. Tel-Aviv, Israel	2,560,360		32.68%
DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	2,573,350		32.84%

All directors and executive officers as a group (11 persons)	5,759,710	(1)	73.5%

(1)    Includes an aggregate of 5,133,710 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership. Also includes 626,000 Ordinary Shares owned by our former CTO, Mr. Arie Feldman, who retired in February 2005.

Record Holders

          As of May 31, 2005, there were 29 record holders of our ordinary shares, of which 15 represented United States record holders owning an aggregate of approximately 28% of our outstanding ordinary shares.

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

Item 8. Financial Information

Consolidated Statements and Other Financial Information

          Our consolidated financial statements and other financial information are included in this annual report in “Item 18 - Financial Statements”.

          Legal Proceedings

          In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against Cimatron, claiming that Cimatron caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join Cimatron.  During a period of two years (until March 2003), the plaintiff provided certain services to Cimatron. The four employees were among several employees who provided such services to Cimatron. The plaintiff claimed, among other things, that the four employees are restricted from working for any competitor of the plaintiff for a period of three years following termination of their employment with the plaintiff.  The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent Cimatron from hiring the four employees.  In June, 2004, the court rejected the plaintiff’s request for an injunction.  However, in September 2004, Omega initiated arbitration proceedings against us pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 caused to Omega due to the employment of  the four employees in question.   In November 2004, we submitted a statement of defense denying all of Omega’s claims and asserting, among other things, that we engaged the employees through Manpower Russia only following the expiration of a year following the conclusion of their relationship with Omega and that we therefore were allowed to do so. This proceeding is currently at its preliminary stage.  The parties have submitted a joint request to the District Court seeking to dismiss the request for an injunction. Cimatron believes that there is no merit to the claim and intends to oppose it vigorously.

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

          Significant Changes

          Since the date of our consolidated financial statements there has not been a significant change in our Company other then as set forth in the Financial Statements, other than the transaction we announced with Microsystems srl. See “Item 4. History and development of the Company” for more information regarding that transaction.

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

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:
May 2005	1.71	1.02
April 2005	1.93	1.44
March 2005	2.15	1.58
February 2005	2.14	1.91
January 2005	2.14	1.72
December 2004	2.38	1.85

Two most recent full financial years and subsequent periods:
First Quarter 2005	2.15	1.58
Fourth Quarter 2004	2.38	1.26
Third Quarter 2004	1.99	1.25
Second Quarter 2004	2.65	1.75
First Quarter 2004	2.95	2.05
Fourth Quarter 2003	2.48	1.85
Third Quarter 2003	2.48	1.2
Second Quarter 2003	1.29	0.9
First Quarter 2003	1.01	0.88

Five most recent years:
2004	2.95	1.25
2003	2.48	0.88
2002	1.49	0.7
2001	1.63	0.51
2000	7.00	1.03

Markets

          Our shares are traded only on the NASDAQ SmallCap Market, where they are listed and traded on under the symbol “CIMT”.

Item 10. Additional Information

Memorandum and Articles of Association

Articles of Association; Israeli Companies Law

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

          Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders.  No business may be commenced until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles (other than modifications of shareholders rights as mentioned above);

•	appointment or termination of our auditors;

•	appointment and dismissal of directors;

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

•	any merger as provided in section 320 of the Companies Law;

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

          In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment office holder in the company is under a duty to act with fairness towards the company.  The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness. The Companies Law requires that specified types of transactions, actions and arrangements be approved as provided for in a company’s articles of association and in some circumstances by the audit committee, by the board of directors and by the shareholders. The vote required by the audit committee and the board of directors for approval of these matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting.

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

          A merger may not be completed unless at least 50 days have passed from the date that a proposal of the merger was filed with the Israeli Registrar of Companies by each merging company and 30 days from the date that shareholder approval of both merging companies was obtained.  The merger proposal may be filed once a shareholder meeting has been called to approve the merger.

          The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company.  The rule does not apply if there already is another 25% shareholder of the company.  Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 45% shareholder of the company, unless there already is a 45% shareholder of the company.

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

Material Contracts

          Other than the service agreement and lease agreement described in “Item 6 - Major Shareholders and Related Party Transactions – Related Party Transactions,” our current lease agreement described below and the Microsystems investment contract described in “Item 4. History and development of the Company”, all of the contracts that we have entered into over the past two years have been in the ordinary course of our business.

          In February 2003, we leased from a private commercial property owner the same office space that we had previously leased from ZCT, under a new lease agreement. The term of the new lease is three years, and we have an option to extend the lease for an additional three years.

Exchange Controls

          There are currently no Israeli currency control restrictions on payments of dividends or other distributions with respect to our ordinary shares or the proceeds from the sale of the shares, except for the obligation of Israeli residents to file reports with the Bank of Israel regarding some transactions. However, legislation remains in effect under which currency controls can be imposed by administrative action at any time.

          The ownership or voting of our ordinary shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our memorandum of association or articles of association or by the laws of the State of Israel.

Taxation

          The following is a summary of some of the current tax law applicable to companies in Israel, with special reference to its effect on our subsidiaries and us.  The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we, and some of our subsidiaries, benefit.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

          The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

          Until 2003, Israeli companies were generally subject to corporate tax at the rate of 36% of their taxable income. However, as a result of legislation adopted in July 2004, tax rates were reduced to 35% for 2004, 34% for 2005, 32% for 2006 and 30% for 2007 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli Consumer Price Index. The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements. See note 13D of our financial statements.

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

          The table below reflects the tax rates applicable to companies with foreign investments as set forth below:

Foreign Investments	Company Tax Rate

Over 25% but less than 49%	25%

49% or more but less than 74%	20%

74% or more but less than 90%	15%

90% or more	10%

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

          In March 2005, the government of Israel passed an amendment to the Investment Law in which it revised the criteria for investments qualified to receive tax benefits as an approved enterprise. Among other things, companies that meet the criteria of the alternate package of tax benefits will receive those benefits without prior approval. However, no assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law.

Law for the Encouragement of Industrial Research and Development, 1984

          Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist, or OCS, will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

          For information regarding restrictions upon, and conditions to, (a) the manufacture outside of Israel of products using technology developed using OCS funding and (b) the transfer of such technology to a non-Israeli entity whether through the direct transfer of the technology or through a transaction involving the company that received such funding, see “Item 5 – Operating and Financial Review and Prospects - Research and development, patents, licenses, etc.”

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

          As of December 31, 2004, we had currency exchange options to sell up to 5.5 million Euro for a total amount of $6.93 million, and had written currency exchange options to sell up to 5.5 million Euro for a total amount of $7.5 million that were scheduled to expire prior to December 31, 2005. The total fair value of all such options on December 31,2004 amounted to a liability of $154,000. All such options are designated as cash flow hedges. On June 15, 2005 we exercised currency exchange options to sell 600,000 Euro for $756,000.

          Interest Rate Risks

          Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. As of December 31, 2004, we had financial assets totaling approximately $8.1 million. Fixed rate financial assets, comprised of debt securities, totaled approximately $5.1 million. For the year 2004 we have classified all of our marketable debt securities as “available for sale securities” which exposes the consolidated statement of operations or balance sheets to fluctuations in interest rates. Variable rate financial assets totaled approximately $3.0 million. The net decrease in our earnings for the next year from our variable rate financial assets resulting from a 10% interest rate decrease would be approximately $12,000, holding other variables constant. Assuming an interest rate increase of 10%, the fair value of our marketable debt securities would be reduced by approximately $41,000.

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

          Our Subsidiaries - We operate internationally and our subsidiaries in Germany and France conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $520,000 excluding the effect of our hedging transactions.

          Our Providers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro. Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $843,000 excluding the effect of our hedging transactions.

          Expenses in New Israeli Shekels

          The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 1.2%, -1.9%, and 6.5% in 2004, 2003 and 2002, respectively. The devaluation (revaluation) of the NIS against the U.S. dollar was (1.6)%, (7.6)% and 7.3% in 2004, 2003, and 2002, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $914,000.

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

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

          (a) Disclosure Controls and Procedures - our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2004.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2004.

          (b) Not applicable.

          (c) Not applicable.

          (d) Changes in Internal Control Over Financial Reporting  - There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2004, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. Principal Accountant Fees and Services

Audit and Audit-related Fees

          The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements and for audit-related services in 2003 and 2004 were $116,000 and $69,000, respectively.

Tax Fees

          The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2003 and 2004 were $27,000 and $37,000, respectively. The services provided to us by our principal accountants in both 2003 and 2004 related to the preparation and filing of our tax returns with income tax authorities.

All Other Fees

          We did not receive from our principal accountants any other products or services, other than the services disclosed above, in 2003 and 2004.

Audit Committee Approval

          In December 2003, our shareholders approved the engagement of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2004. Such approval followed the approval by our board of directors and audit committee of such engagement.

Item 16D.	Exemptions From the Listing Standards for Audit Committees – Not applicable

Item 16E.	Repurchase of Equity Securities by the Issuer and Affliated Purchasers – During 2003, we repurchased 26,000 shares at an average price of $1.04 per share.

PART III

Item 17. Financial Statements

Not Applicable

Item 18. Financial Statements

See page F-1 through F-25.

Item 19. Exhibits

1.1	Articles of Association.*
4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.*.
8.1	List of subsidiaries.
12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350
14.1	Consent of Independent Public Accountants.

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Givat Shmuel, State of Israel, on this 30 day of June, 2005.

CIMATRON LTD.

By: /s/ Zvika Naggan

Name: Zvika Naggan
Title: President and Chief Executive Officer

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Limited

We have audited the accompanying consolidated balance sheets of Cimatron Limited and subsidiaries (the “Company”) as of December 31, 2004 and 2003 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We did not audit the financial statements of consolidated subsidiaries, whose assets constitute approximately 14% of total consolidated assets at December 31, 2003 and whose revenues constitute approximately 46% and 45% of consolidated total revenues for the years ended December 31, 2003 and 2002, respectively. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 3, 2005

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,

	2 0 0 4	2 0 0 3

ASSETS

Current assets
Cash and cash equivalents	$1,711	$3,124
Short-term investments (Note 3)	6,381	6,358
Trade accounts receivable (Note 4)	6,130	5,725
Other accounts receivable and prepaid expenses (Note 5)	712	783
Inventory	60	67

Total current assets	14,994	16,057

Deposits with insurance companies and severance pay funds (Note 10)	2,946	3,045

Property and equipment (Note 6)
Cost	5,478	5,418
Less - accumulated depreciation	4,405	4,326

Property and equipment, net	1,073	1,092

Other assets
Software development costs, net (Note 7)	1,204	1,605
Goodwill, net (Note 8)	587	587

Total other assets	1,791	2,192

Total assets	$20,804	$22,386

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit	$500	$500
Related parties	99	97
Trade payables	778	785
Other liabilities and accrued expenses (Note 9)	3,131	3,595
Deferred revenues	180	441

Total current liabilities	4,688	5,418

Long-term liabilities
Accrued severance pay (Note 10)	3,268	3,447

Contingent liabilities and commitments (Note 11)

Shareholders’ equity
Share capital (Note 12):
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 8,001,270 shares at December 31, 2004 and 2003)	264	264
Additional paid-in capital	13,417	13,417
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(299)	(410)
Unrealized loss on available for-sale securities	(266)	(44)
Unrealized gain on derivative instruments	-	174
Retained earnings (accumulated deficit)	(109)	279

	13,007	13,680
Treasury stock, at cost; 166,100 shares at December 31, 2004 and 2003	(159)	(159)

Total shareholders’ equity	12,848	13,521

Total liabilities and shareholders’ equity	$20,804	$22,386

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Revenues (Note 15a):
Products	$11,370	$10,448		$11,150
Services	11,793	11,161		10,478

Total	23,163	21,609		21,628

Cost of revenues (Note 15b):
Products	2,923	3,056		3,234
Services	1,678	1,562		1,783

Total	4,601	4,618		5,017

Gross profit	18,562	16,991		16,611

Research and development expenses	5,554	5,210		5,562
Restructuring costs	-	-		(250)
Selling, general and administrative expenses (Note 15c)	13,962	12,645		11,670

Operating loss	(954)	(864)		(371)

Financial income, net	445	369		428
Other income	144	203		1

Income (loss) before taxes on income	(365)	(292)		58

Taxes on income (Note 13)	(23)	(9)		(48)

Net income (loss)	$(388)	$(301)		$10

Net income (loss) per share (basic and diluted)	$(0.05)	$(0.04)	$	(* )

Weighted average number of shares outstanding (basic and diluted)	7,835	7,838		7,981

(*)	Less than $0.01.

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENT OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Share capital	Additional paid-in capital	Other capital surplus	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at January 1, 2002	$264	$13,417	$9,957	$291	$(9,387)	$-		$14,542
Changes during the year ended December 31, 2002:
Net income					10		10	10
Unrealized loss on available-for-sale securities				(288)			(288)	(288)
Unrealized gain on derivative instruments				104			104	104
Foreign currency translation adjustment				(77)			(77)	(77)
Transfer of capital surplus to retained earnings			(9,957)		9,957			-
Investment in treasury stock						(132)		(132)

Total comprehensive loss							$(251)

Balance at December 31, 2002	264	13,417	-	30	580	(132)		14,159
Changes during the year ended December 31, 2003:
Net loss					(301)		(301)	(301)
Unrealized loss on available-for-sale securities				(97)			(97)	(97)
Unrealized gain on derivative instruments				120			120	120
Foreign currency translation adjustment				(333)			(333)	(333)
Investment in treasury stock						(27)		(27)

Total comprehensive loss							$(611)

Balance at December 31, 2003	264	13,417	-	(280)	279	(159)		13,521
Changes during the year ended December 31, 2004:
Net loss					(388)		(388)	(388)
Unrealized loss on available-for-sale securities				(222)			(222)	(222)
Unrealized loss on derivative instruments				(174)			(174)	(174)
Foreign currency translation adjustment				111			111	111

Total comprehensive loss							$(673)

Balance at December 31, 2004	$264	$13,417	$-	$(565)	$(109)	$(159)		$12,848

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

CASH FLOWS - OPERATING ACTIVITIES

Net income (loss)	$(388)	$(301)	$10

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	820	859	964
Increase (decrease) in accrued severance pay	(179)	473	(248)
Loss (gain) from sale of property and equipment, net	(71)	(2)	9
Loss (gain) from sale and devaluation (revaluation) of bonds and funds	(2)	58	(369)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(416)	855	83
Decrease in inventory	13	19	18
Decrease (increase) in deposits with insurance companies and severance pay fund	99	(407)	4
Increase (decrease) in debts to related parties	2	13	(212)
Increase (decrease) in trade payables, accrued expenses and other liabilities	(797)	(115)	(869)

Net cash provided by (used in) operating activities	(919)	1,452	(610)

CASH FLOWS - INVESTING ACTIVITIES
Investment in bonds	(577)	(3,138)	(3,471)
Proceeds from sale and redemption of bonds	334	642	1,572
Proceeds from sale of funds	-	-	2,403
Purchase of property and equipment	(505)	(538)	(349)
Proceeds from sale of property and equipment	221	44	94
Investment in affiliate	-	43	(43)

Net cash provided by (used in) investing activities	(527)	(2,947)	206

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	-	500	-
Investment in treasury stock	-	(27)	(132)

Net cash provided by (used in) financing activities	-	473	(132)

Net decrease in cash and cash equivalents	(1,446)	(1,022)	(536)
Effect of exchange rate changes on cash	33	69	79
Cash and cash equivalents at beginning of year	3,124	4,077	4,534

Cash and cash equivalents at end of year	$1,711	$3,124	$4,077

Supplemental information:
Cash paid during the year for income taxes	$173	$25	$30

Appendix A - Non-cash transactions

Purchase of property on credit	$38	$28	$11

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1 –	GENERAL

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

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with U.S. generally accepted accounting principles.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	E.	Marketable securities

The Company accounts for its investments in marketable securities using SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS No. 115”).

Management determines the appropriate classification of its investments in marketable debt and equity securities at the time of purchase and reevaluates such determinations at each balance sheet date.

The short-term investments as of December 31, 2004 and 2003 are classified as available-for-sale and presented at market value. Unrealized gains and losses are reflected in other comprehensive income.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	K.	Impairment of long-lived assets

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

The Company capitalized certain software development costs in accordance with SFAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the establishment of technological feasibility and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to product development expenses on the “straight-line” basis over the expected life of the related product which is greater than the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues, generally six years.

Management believes that future revenues related to capitalized software development costs will be sufficient to realize the amounts capitalized at December 31, 2004 and, as such, these amounts will be recovered over the lives of the related projects. The estimates of anticipated future revenues and remaining useful life of the Company’s products are subject to risk inherent in the software industry, such as changes in technology and customer perceptions.

	M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with SFAS No. 141 “Business Combinations” (“SFAS 141”) and the related acquired intangible assets and goodwill in accordance with SFAS No. 142 “Goodwill and Other Intangible Assets” (“SFAS 142”). SFAS 141 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	N.	Stock-based compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”) and in accordance with FASB Interpretation No. 44. Pursuant to these accounting pronouncements, the Company records compensation for stock options granted to employees over the vesting period of the options based on the difference, if any, between the exercise price of the options and the market price of the underlying shares at the date of grant.

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

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Pro forma net income (loss):
Net income (loss) for the year, as reported	$(388)	$(301)		$10
Deduct - stock-based compensation determined under APB 25	-	-		-
Add - stock-based compensation determined under SFAS 123	70	90		139

	$(458)	$(391)		$(129)

Pro forma basic and diluted loss per share:
As reported	$(0.05)	$(0.04)	$	(* )

Pro forma	$(0.06)	$(0.05)		$(0.02)

(*)	Less than $0.01.

Data in respect of the stock option plans

For purposes of estimating fair value in accordance with SFAS No. 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were used for grants in 2003: a dividend yield of 0.0%; weighted average expected volatility of 96%; weighted average risk-free interest rates of 3.3%; and weighted average expected lives of 4 years. No grants were made in 2004 and 2002.

Because additional option grants are expected to be made each year, and due to the factors described above, the above proforma disclosures are not necessarily representative of proforma effects of reported net income for future years.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	O.	Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants (“AICPA”) Statement of Position 97-2, “Software Revenue Recognition”, as amended.

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

Service revenues include consulting services, post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

The Company has no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, no provision in respect thereof is included in the financial statements.

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 90 - 120 days. For some customers with whom the Company has long-standing relationships and based on past experience with those customers and the same software products, the Company may grant payment terms of not over 180 days. Any payment terms that are above 90-120 days must be approved by the Company’s Chief Financial Officer, prior to signing any purchase order.

The Company’s arrangements do not include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not contain customer acceptance provisions.

	P.	Research and development costs

Research and development costs are expensed as incurred.

	Q.	Advertising costs

Advertising costs are charged to expenses, as incurred.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	R.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”).

	S.	Net loss per ordinary share

Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 “Earning per Share” using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 12,000, 3,000 and 0 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2004, 2003 and 2002, respectively due to the anti-dilutive effect.

	T.	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage mainly currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and NIS. The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. It uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

In accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”, as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship as well as on the type of hedging relationship.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	T.	Derivative financial instruments (Cont.)

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

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

The carrying amount of foreign currency forward contracts and foreign currency options outstanding at December 31, 2004 and 2003 is $14,430 and $9,800, respectively. As of the balance sheet dates, the fair values of these contracts approximates their carrying amount.

	U.	Recently issued accounting standards

In November 2004 the FASB issued SFAS No. 151, “Inventory Costs, an Amendment of ARB No. 43, Chapter 4”. SFAS No. 151 amends the guidance in ARB 43, Chapter 4, “Inventory Pricing”, which provides guidance on the allocation of certain costs to inventory. SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as current-period charges. In addition, SFAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement are effective for inventory costs incurred during fiscal years beginning after June 2005. The provisions of this statement shall be applied prospectively. The Company is assessing the impact of the adoption of this Standard, and currently estimates that its adoption is not expected to have a material effect on the Company’s financial position and results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004) “Share Based Payments” (“SFAS 123(R)”). This Statement is a revision of FASB Statement No. 123, “Accounting for Stock-Based Compensation”, which supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees” and its authoritative interpretations. SFAS 123(R) establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services; focuses primarily on accounting for transactions in which an entity obtains employee and directors services in share-based payment transactions; and does not change the accounting guidance for share-based payment transactions with parties other than employees.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	U.	Recently issued accounting standards (Cont.)

SFAS 123(R) eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123 as originally issued and requires to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. The fair-value-based method in this Statement is similar to the fair-value-based method in SFAS 123 in most respects. The costs associated with the awards will be recognized over the period during which an employee is required to provide service in exchange for the award - the requisite service period (usually the vesting period). The grant-date fair value of employee share options and similar instruments will be estimated using option-pricing models adjusted for the unique characteristics of those instruments (unless observable market prices for the same or similar instruments are available). If an equity award is modified after the grant date, incremental compensation cost will be recognized in an amount equal to the excess of the fair value of the modified award over the fair value of the original award immediately before the modification.

The provisions of SFAS 123(R) apply to all awards to be granted by the Company after June 30, 2005 and to awards modified, repurchased, or cancelled after that date. When initially applying the provisions of SFAS 123(R), in the third quarter of 2005, the Company will be required to elect between using either the “modified prospective method” or the “modified retrospective method”. Under the modified prospective method, the Company is required to recognize compensation cost for all awards granted after the adoption of SFAS 123(R) and for the unvested portion of previously granted awards that are outstanding on that date.

Under the modified retrospective method, the Company is required to restate its previously issued financial statements to recognize the amounts previously calculated and reported on a pro forma basis, as if the original provisions of SFAS 123 had been adopted. Under both methods, it is permitted to use either a straight line or an accelerated method to amortize the cost as an expense for awards with graded vesting.

Management has recently commenced identifying the potential future impact of applying the provisions of SFAS 123(R), including each of its proposed transition methods, yet is currently unable to fully quantify the effect of this Standard on the Company’s future financial position and results of operations. Nonetheless, it is expected that the adoption of SFAS 123(R) will increase the stock-based-award expenses the Company is to record in the future in comparison to the expenses recorded under the guidance currently applied by the Company.

In December 2004, the FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets an amendment of APB No. 29”. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. The Statement specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Earlier application is permitted for nonmonetary asset exchanges occurring in fiscal periods beginning after the date this Statement is issued. Retroactive application is not permitted.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3 –	SHORT-TERM INVESTMENTS

	A.	Comprised as follows:

	December 31,

	2 0 0 4	2 0 0 3

Trading marketable securities - Corporate bonds	$6,381	$6,358

B.	As of December 31, 2004 and 2003 all the investments are classified in accordance with SFAS No. 115 as available-for-sale.

C.	Unrealized loss on available-for-sale securities of $222 and $97 at December 31, 2004 and 2003, respectively, were recorded in other comprehensive income.

D.	Aggregate maturities of marketable securities are as follows:

December 31,

2 0 0 4

Within one year	$665
One to five years	4,285
Six to fourteen years	1,431

$6,381

NOTE 4 –	TRADE ACCOUNTS RECEIVABLE

	December 31,

	2 0 0 4	2 0 0 3

Accounts receivable	$7,447	$7,145
Less - allowance for doubtful accounts	(1,317)	(1,420)

	$6,130	$5,725

NOTE 5 –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2 0 0 4	2 0 0 3

Prepaid expenses	346	359
Derivative instruments	-	174
Advances to suppliers	-	100
Interest receivable	113	86
Others	253	64

	$712	$783

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6 –	PROPERTY AND EQUIPMENT

	December 31,

	2 0 0 4	2 0 0 3

Cost:
Computers and software	$3,965	$3,481
Office furniture and equipment	961	901
Vehicles	103	588
Leasehold improvements	449	448

	5,478	5,418

Accumulated depreciation:
Computers and software	3,395	3,135
Office furniture and equipment	688	602
Vehicles	96	426
Leasehold improvements	226	163

	4,405	4,326

Property and equipment, net	$1,073	$1,092

NOTE 7 –	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,

	2 0 0 4	2 0 0 3

Capitalized software development costs	$9,160	$9,160
Government grants	(3,495)	(3,495)
Accumulated amortization (*)	(4,461)	(4,060)

	$1,204	$1,605

(*)	All capitalized modules are amortized over six years.
Amortization expenses for the years ended December 31, 2004, 2003 and 2002, were $401, $402 and $401, respectively, and were charged to operations.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 –	GOODWILL, NET

	December 31,

	2 0 0 4	2 0 0 3

Original amounts	$1,021	$1,021
Accumulated amortization	(434)	(434)

	$587	$587

NOTE 9 –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2 0 0 4	2 0 0 3

Employees and related liabilities	$1,831	$2,096
Derivative instruments	154	557
Accrued expenses	623	487
Accrued royalties	367	322
Taxes to government institutions	156	114
Others	-	19

	$3,131	$3,595

NOTE 10 –	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

NOTE 11 –	CONTINGENT LIABILITIES AND COMMITMENTS

A.

In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount is equal 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company’s contingent liability as of December 31, 2004 is approximately $3,182 contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 –	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

	B.	Regarding commitments in respect of the “Approved Enterprise”, see Note 13a.

C.

In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.

The Company’s contingent liability as of December 31, 2004 is $558, contingent upon the Company’s incremental exports.

	D.	The Company uses technology in respect of which it is obligated to pay royalties up to an amount of $623, until 2006.

	E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2004, 2003 and 2002, were approximately $661, $722 and $752, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2007.

The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $661 as of December 31, 2004.

Future minimum lease commitments under operating leases as of December 31, 2003 are as follows:

Year ended December 31,
2005	$1,302
2006	893
2007	386
2008	64
2009 and thereafter	41

$2,685

F.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through tax year 2000.

G.	Legal claim

In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against Cimatron, claiming that Cimatron caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join Cimatron.  During a period of two years (until March 2003), the plaintiff provided certain services to Cimatron. The four employees were among several employees who provided such services to Cimatron. The plaintiff claimed, among other things, that the four employees are restricted from working for any competitor of the plaintiff for a period of three years following termination of their employment with the plaintiff.  The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent Cimatron from hiring the four employees.  In June, 2004, the court rejected the plaintiff’s request for an injunction.  However, in September 2004, Omega initiated arbitration proceedings against us pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 caused to Omega due to the employment of  the four employees in question. In November 2004, we submitted a statement of defense denying all of Omega’s claims and asserting, among other things, that we engaged the Employees through Manpower Russia only following the expiration of a year following the conclusion of their relationship with Omega and that we therefore were allowed to do so. This proceeding is currently at its preliminary stage.  The parties have submitted a joint request to the District Court seeking to dismiss the request for an injunction. Cimatron believes that there is no merit to the claim and intends to oppose it vigorously.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	SHAREHOLDERS’ EQUITY

	A.	Share issuance

The Company’s shares are traded in the United States and are listed on the Nasdaq SmallCap Market.

	B.	Share Option Plan

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

The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In March and April 2000, options to purchase 39,750 shares were exercised. As of December 31, 2004, options to purchase 27,000 of such shares were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January, 1998, the Board of Directors amended the exercise price of such options to $5.00 per share.

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

As of December 31, 2004, options to purchase 48,250 of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options under the 1998 Share Option Plan to various Directors, executive officers and employees of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	SHAREHOLDERS’ EQUITY (Cont.)

	B.	Share Option Plan (Cont.)

In October 1999, the option committee approved the grant of options to purchase 160,000 of the Company’s shares at a price of $2.00 per share to former president and CEO of the Company. These options are exercisable commencing one year after the date of grant at a rate of 33.3% per year, subject to the continued employment of the CEO. All such options were outstanding at December 31, 2004. In January 13, 2002 Zeevi Computers and Technology Ltd (ZCT) (the holding company) sold all its shareholdings in the Company (see Note 14), upon such transaction all the unvested options that were granted to the president and CEO of the Company immediately vested and become exercisable.

In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under each of the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. Such options are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee. As of December 31, 2004, options to purchase 103,000 of such shares were outstanding at a price of $4.50 per share.

In August 2003 the Company’s Board of Directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers in the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. All such options were outstanding at December 31, 2004.

At December 31, 2004 options to purchase 558,000 of Company shares were available for grants to Directors, officers, employees and consultants of the Company.

The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options to various Directors, executive officers and employees of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	SHAREHOLDERS’ EQUITY (Cont.)

	B.	Share Option Plan (Cont.)

A summary of the status of the Company’s stock option plan as of December 31, 2004, 2003 and 2002, and changes during the years ending on those dates, is presented below:

	Year ended December 31,

	2 0 0 4		2 0 0 3		2 0 0 2

	(in thousands)

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	635,000	$3.33	520,000	$3.62	547,000	$3.65
Granted	-	-	150,000	$2.50	-	-
Exercised	-	-	-	-	-	-
Cancelled	(146,750)	$4.28	(35,000)	$4.07	(27,000)	$4.22

Outstanding at year end	488,250	$3.04	635,000	$3.33	520,000	$3.62

Options exercisable at year end	392,417	$3.18	473,160	$3.56	403,125	$3.41

Weighted average fair value of options granted during the year	-		$1.11		-

The following table summarizes information about stock options outstanding at December 31, 2004:

	Options outstanding			Option exercisable

Range of exercise prices	Number of shares outstanding at December 31, 2004	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares exercisable at December 31, 2004	Weighted average exercise price

$2.00 to $3.00	310,000	2.16	$2.24	214,167	$2.13
$3.01 to $4.00	48,250	1.01	$4.00	48,250	$4.00
$4.01 to $5.00	130,000	1.71	$4.60	130,000	$4.60

	488,250			392,417

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 –	INCOME TAXES

	A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”)

Since 1994, the Company’s operations have “approved enterprise” status under the law. Reduced tax rates apply to the Company’s income from the approved enterprise (which is determined in accordance with the increase in the Company’s revenue during the first year of its having the abovementioned status as compared to the year before).

During the period 1994-2000 the Company was granted four “approved enterprise” statuses. All four statuses have expired.

In April 2001 the Company was granted a fifth “approved enterprise” status, subject to the following terms:

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 –	INCOME TAXES (Cont.)

	B.	Comprised as follows:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Income (loss) before taxes on income:
Israel	$807	$1,611	$1,406
Non-Israeli	(1,172)	(1,903)	(1,348)

	$(365)	$(292)	$58

Current taxes	$(12)	$(9)	$(11)
Tax in respect of prior years	(11)	-	(37)

	$(23)	$(9)	$(48)

C.	Deferred tax assets (liabilities), consist of the following:

	December 31,

	2 0 0 4		2 0 0 3

Deferred tax assets:
Loss carryforwards	$		$4,394
Other cumulative temporary differences, net			545

			4,939
Less - valuation allowance			(4,457)

			482
Deferred tax liabilities:
Software development costs			(482)

		$-	$-

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13 –	INCOME TAXES (Cont.)

D.

Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS, adjusted for the changes in the C.P.I.  Following is a reconciliation of in come taxes calculated at the statutory corporate rate in Israel to the actual income tax expense in the financial statements:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Theoretical tax expense (benefit) (35% in 2004, 36% in 2003 and 2002)	$(128)	$(105)	$21
Increase (decrease) in taxes:
Disallowed deductions, net		44	(64)
Tax in respect of prior year		-	37
Carryforward losses for which valuation allowance was not provided		70	-
Other		-	54

Taxes on income in the statements of operations	$23	$9	$48

	E.	The Company has final tax assessments up to 2000.

	F.	As of December 31, 2004, the Company has approximately $2,184 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

Tax loss carryforwards of a U.S. subsidiary totaling $6,914 expires between 2008 and 2023.

NOTE 14 –	TRANSACTIONS WITH RELATED PARTIES

A.

In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of Ordinary Shares of the Company previously held by ZCT.

	B.	The following transactions with companies affiliated with ZCT (in 2002 until February 22, 2002), Koonras and DBSI are included in the financial statements:

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Reimbursement of ZCT for joint rental, maintenance and other expenses	$-	$-	$152
Management fees to Koonras and DBSI	$353	$359	$284

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15 –	SELECTED STATEMENTS OF OPERATIONS DATA

	A.	Revenues

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Revenue by geographical region:
Israel	$1,939	$2,084	$2,344
Europe (1)	13,255	12,203	11,648
Far East (2)	4,407	4,394	4,910
North America	3,409	2,808	2,599
Others	153	120	127

	$23,163	$21,609	$21,628

(1) Includes:
Italy	$2,703	$2,453	$2,579
Germany	$7,782	$7,065	$6,622

(2) Includes:
Japan	$2,443	$2,334	$2,691

Revenue through major distributors, as a percentage of total revenues:
Distributor (A)	12%	11%	12%
Distributor (B)	9%	9%	11%

B.	Cost of revenues

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Hardware and software	$1,731	$1,726	$2,007
Salaries and employee benefits	1,120	1,306	1,563
Amortization of capitalized software development cost	401	402	401
Royalties to the Chief Scientist	791	586	455
Depreciation	27	49	70
Other	524	545	515

	4,594	4,614	5,011
Decrease in inventory	7	4	6

	$4,601	$4,618	$5,017

C.	Selling, general and administrative expenses

	Year ended December 31,

	2 0 0 4	2 0 0 3	2 0 0 2

Marketing costs	$664	$690	$729
Selling expenses	10,668	9,054	8,075
General and administrative expenses	2,442	2,702	2,632
Depreciation	188	199	234

	$13,962	$12,645	$11,670

Advertising expenses for the years ended December 31, 2004, 2003 and 2002 were approximately $157, $195 and $164, respectively.

Independent Auditor’s Report
to the Shareholder of Cimatron GmbH

We have reviewed the accompanying balance sheet of “Cimatron GmbH” (the “Company”) as of December 31, 2003 and the related statements of income, changes in shareholder’s equity and cash flows for the twelve months peroid then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our limited review as of December 31, 2003

We conducted our review in accordance with United States generally accepted standards. Those standards require that we plan and perform the review to obtain reasonable assurance about whether the financial statements are free of material misstatement. A review includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A review also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our review provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron GmbH as of December 31, 2003 and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles in the United States.

Without qualifying our opinion above, we draw attention to the company’s net equity position. The company is overindebted based on book values in the amount of € 1.410.478,00 (US-$ 1.782.209,49). To avoid filing for insolvency procedures the parent company expressed a letter of subordination in the amount of € 1.600.000. The parent company agreed that from their receivables as at December 31, 2003 a partial amount of € 1.600.000 shall rank behind all other creditors of Cimatron GmbH. Any portion of a claim so subordinated shall only be paid out of a surplus from future profits, a future liquidation surplus or, after overcoming the crisis, a net worth exceeding the other debts. However, the explanation provided show that it is not impossible that the business operations will be maintained in the longer term. As a consequence, the accounting principles applied are based on the assumption that the company will be able to continue as a going concern.

Wiesbaden/Germany, February 6, 2004

Grant Thornton GmbH Wirtschaftsprüfungsgesellschaft

A. Groß Wirtschaftsprüferin	R. Binder Wirtschaftsprüfer

We confirm that the above auditor’s report was issued by Grant Thornton GmbH and give approval to attach the report to the form 2004 20-F.

Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder of Cimatron Technologies, Inc.

We have audited the accompanying balance sheet of Cimatron Technologies, Inc. as of December 31, 2003 and the related statements of operations, shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Technologies, Inc. as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Southfield, Michigan January 9, 2004

27777 Franklin Road
Suite 800
Southfield, MI 48034
T   248.262.1950
F   248.350.3581
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

To the Shareholder of Cimatron Technologies, Inc.

We have audited the accompanying balance sheet of Cimatron Technologies, Inc. (A Michigan Corporation) as of December 31, 2003 and the related statements of operations, shareholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Technologies, Inc. (A Michigan Corporation) as of December 31, 2003 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Southfield, Michigan January 9, 2004

27777 Franklin Road
Suite 800
Southfield, MI 48034
T   248.262.1950
F   248.350.3581
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International