Form 20-F
period 2005-12-31
CIMATRON LTD
filed 2006-06-29
CIK 1008595

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005 Commission File No. 000-27974

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

8,001,270 Ordinary Shares

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐	Yes
☒	No

If this report as an annual or transition report, Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐	Yes
☐	No

          Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days:

☐	Yes
☒	No

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

☐	Large accelerated filer
☐	Accelerated filer
☒	Non-accelerated filer

          Indicate by check mark which financial statements the registrant has elected to follow:

                                                 Item 17  ☐  Item 18 ☒

          If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in rule 12b-2 of the Exchange Act)

☐	Yes
☒	No

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

Selected Financial Data

          The following selected financial statement of income data for the years ended December 31, 2003, 2004 and 2005, and the balance sheet data as of December 31, 2003, 2004 and 2005 are derived from the financial statements set forth elsewhere in this Report. The selected financial statements of income data for the years ended December 31, 2001 and 2002 and the selected balance sheet data as of December 31, 2001, and 2002, are derived from other audited financial statements not included in this report. The audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The financial statements for the year ended December 31, 2001 were audited by BDO, Ziv & Haft, independent auditors, and the financial statements for the years ended December 31, 2002, 2003, 2004 and 2005 were audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. All of the financial data set forth below should be read in conjunction with “Item 5 - Operating and Financial Review and Prospects” and the audited financial statements and notes thereto (together, the “Financial Statements”) and other financial information included elsewhere in this annual report.

	December 31,
	2001	2002	2003	2004	2005
	(In thousands of US$, except per share data)
Statement of Income Data:
Revenue:

Products	12,371	11,150	10,448	11,370	8,968
Services	10,583	10,478	11,161	11,793	11,957

Total	22,954	21,628	21,609	23,163	20,925

Cost of revenue:
Products	4,920	3,234	3,056	2,923	3,367
Services	2,394	1,783	1,562	1,678	1,568

Total	7,314	5,017	4,618	4,601	4,935

Gross profit	15,640	16,611	16,991	18,562	15,990
Research and development costs, net	7,626	5,562	5,210	5,554	4,815
Restructuring costs	250	(250)	-	-	-
Selling, general and administrative expenses	12,711	11,670	12,645	13,962	15,650

Operating loss	(4,947)	(371)	(864)	(954)	(4,475)
Financial income (expenses), net	(467)	428	369	445	(148)
Other income (expenses)	(81)	1	203	144	1

Income (loss) before taxes	(5,495)	58	(292)	(365)	(4,622)
Taxes on income	(163)	(48)	(9)	(23)	(2)

Loss after income taxes	(5,658)	10	(301)	(388)	(4,624)
Company’s equity in results of affiliated company	-	-	-	-	(5)
Minority interest in results of subsidiary	-	-	-	-	36

Net income (loss)	(5,658)	10	(301)	(388)	(4,593)

Net income (loss) per share	(0.71)	*	(0.04)	(0.05)	(0.59)
Weighted average number of shares outstanding	8,001	7,981	7,838	7,835	7,835

* Less than $ 0.01

	December 31,
	2001	2002	2003	2004	2005
	(In thousands of US$)
Balance Sheet Data
Cash and cash equivalents	4,534	4,077	3,124	1,711	2,708
Short-term investments	4,440	4,017	6,358	6,381	2,167

Total cash, cash equivalents and short-term investments	8,974	8,094	9,482	8,092	4,875
Working capital	10,840	10,861	10,639	10,306	4,328
Total assets	22,855	21,371	22,386	20,804	16,442
Total liabilities	8,313	7,212	8,826	7,956	8,456
Shareholders’ equity	14,542	14,159	13,521	12,848	7,982

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

          The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our Cimatron E and its predecessor, the Cimatron IT, consists of integrated CAD/CAM systems. Many high-end market products are roughly similar to our Cimatron E and IT products.

          As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products. In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

—	the compatibility of our products with other software applications and existing and emerging industry standards;

—	our ongoing product and feature development;

—	the offering of unique innovative products to the tooling industry;

—	the level of our product breadth and integration;

—	our hardware platform support;

—	the technical expertise and support that we provide;

—	the flexibility of our products;

—	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

—	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

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

          Sales and services related to the Cimatron E product family, including its predecessor, the Cimatron IT, have historically accounted for substantially all of our revenue. If sales of the Cimatron E family were to decline, or fail to continue to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

          Our products are designed for use by manufacturers of consumer products or consumer product components. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could reduce demand for products of our customers which are manufactures using our products. Softening consumer demand for consumer products has in the past caused a decline in the demand for our products. As a result of any softening demand for consumer products, there is uncertainty with respect to our expected revenues, and delays or reductions in consumer spending could adversely affect our revenues and operating results.

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

          To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business. Companies that engage in international sales are subject to a number of risks, such as:

—	agreements may be difficult to enforce through a foreign company’s legal system;

—	foreign countries could impose additional withholding or other taxes on our income;

—	foreign countries could impose tariffs or adopt other restrictions on foreign trade;

—	fluctuations in exchange rates;

—	changes in general economic conditions in one or more countries could affect product demand;

—	the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce; and

—	difficulties in managing overseas subsidiaries and international operations, including difficulty in retaining or replacing local management.

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

          We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. In addition, our Providers in Italy and Japan each accounted for more than 5% of our revenues in 2005. In July 2005 we acquired 27.5% of the shares of the Italian Provider and an option to purchase its remaining outstanding shares from its shareholders and granted the Provider’s shareholders an option to require us to purchase 49% of the Provider’s share capital under specific circumstances. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with our Italian Provider and the options received both by us and the Provider’s shareholders. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. See “Item 4 - Information on the Company - Business Overview.”

We have a history of annual and quarterly losses and cannot assure you that we will return to profitability on an annual basis or remain profitable on a quarterly basis in the future.

          We incurred net losses of approximately $0.3 million, $0.4 million and $4.6 million in 2003, 2004 and 2005, respectively. We also incurred net losses in each of our fiscal quarters in 2005. Although we had net income of $220,000 in the first quarter of 2006, we cannot be certain that we will return to profitability on an annual basis or maintain profitability on a quarterly basis or, if we do return to profitability on an annual basis, remain profitable in future years.

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

          Our quarterly revenues, gross profits and results of operations have fluctuated significantly in the past and may be subject to continued fluctuation in the future. The following events may cause such fluctuations:

—	changes in timing of orders, especially large orders, for our products and services;

—	changes in the prices for our products and services;

—	adverse economic conditions and international exchange rate and currency fluctuations;

—	delays in the implementation of our solutions by customers;

—	changes in the proportion of service and license revenues;

—	timing of product releases;

—	changes in the economic conditions of the various industries in which our customers operate;

—	price and product competition;

—	increases in selling and marketing expenses, as well as other operating expenses;

—	technological changes; and

—	political instability in the Middle East.

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

During 2005, we continued to experience decreases in our revenues from products. If this trend continues, it will likely adversely affect our gross margins and profitability.

          Our revenues from the sale of products decreased to approximately $9.0 million in 2005 from approximately $11.4 million in 2004 and approximately $10.5 million in 2003. While our revenues from services increased in 2005 to approximately $12.0 million from approximately $11.8 million in 2004 and approximately $11.2 million in 2003, our gross margin from products is higher than our gross margin from services. This is because our cost of services, which includes expenses of salaries and related benefits of the employees engaged in providing the services, is relatively higher than our cost of products. If the trend of increases in the percentage of our overall revenues comprised by service revenue continues, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products continue to decrease, such decrease may adversely effect our future service revenues, as it may result in a smaller user base to purchase service contracts from us.

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

          One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we acquired 27.5% of the shares of our Italian distributor and an option to purchase the remaining outstanding shares of that company from its stockholders, and granted the distributor’s shareholders an option to require us to purchase 49% of the distributor’s share capital under specific circumstances. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with our Italian distributor and the options received both by us and the distributor’s shareholders. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings into our own. The key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

We are affected by volatility in the securities markets.

          Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. This volatility has often been unrelated to the operating performance of these companies, including Cimatron. As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

          To date, most of the software relating to the Cimatron E and Cimatron IT family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations.

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

          Our principal executive offices and research and development facilities are located in Israel. In addition, a portion of our sales is made to customers in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. There can be no assurance that the recent relative calm will continue. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

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

We may be required to pay royalties to the OCS in respect of sales since January 1, 2005.

          We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to March 31st, 2006, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005, could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements, such payments would negatively impact our earnings.

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

          In July 2005 we acquired 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro. Under the agreement, we also received an option to acquire up to 100% of Microsystem from Microsystem’s shareholders and Microsystem’s shareholders received an option to require us to purchase 49% of Microsystem’s share capital under specific circumstances. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with Microsystem and the options received both by us and Microsystem’s shareholders. The transaction was designed to significantly enhance Microsystem’s financial position and balance sheet. Under the terms of the agreement, Microsystem’s marketing, sales, and support groups remained in their current offices throughout Italy. Enrico Gardini, Microsystem’s founder, President and CEO has joined our management team.

          On June 30, 2005, Zvika Naggan resigned as our President and CEO. Our board of directors accepted his resignation and appointed the then Chief Operating Officer, Dan Haran, as our new President and CEO, effective July 1, 2005.

          Our full name is Cimatron Ltd. and we were incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel. Our telephone number is 972-3-531-2121 and our web site is located at www.cimatron.com. Our U.S. agent is Cimatron Technologies, Inc., with an address at 26800 Meadowbrook Road, Suite 113, Novi, Michigan 48377

Industry Background

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

          The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

—	the compatibility of our products with other software applications and existing and emerging industry standards;

—	our ongoing product and feature development;

—	the offering of unique innovative products to the tooling industry;

—	the level of our product breadth and integration;

—	our hardware platform support;

—	the technical expertise and support that we provide;

—	the flexibility of our products;

—	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

—	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

          Cimatron E

          Cimatron E, our current generation of CAD/CAM solutions for the tooling and production industries, was initially released in September 2001. Since its release, it has achieved rapid market acceptance and to date we have successfully sold copies of the product worldwide. We released our newest version of the Cimatron E (Version 7.0) in August 2005. This product provides comprehensive tools, applications and process-automation solutions for the tooling industry. Cimatron E is designed with the tooling industry in mind, where all stages involved in the tooling process are supported by applications that perform at new levels of speed and flexibility. Version 7.0 introduces such breakthrough solutions as the NC Lite complete shop-floor solution, the first commercially available Micro Milling NC application, and advanced 5-axis milling. Additional CimatronE 7.0 features include enhancements of speed, quality and coverage through dedicated tools and functionality.

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

          We distribute our products to end-users in approximately 28 countries in five continents through certain of our subsidiaries (in the United States, the United Kingdom, Canada, Germany, China, France and India), directly in Israel and through a network of 23 independent Providers. Between us, our subsidiaries and our Providers, our family of products is currently supported at over 8,500 customer sites with more than 17,000 installations.

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

          A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions). Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our Providers in Italy and Japan, no Provider accounted for more than 5% of our total revenue for the year ended December 31, 2005. In July 2005 we acquired 27.5% of our Italian Provider and an option to purchase its remaining outstanding shares from its stockholders.

          There can be no assurance that all existing relationships with our Providers will be renewed. We believe that with the exception of our Provider in Japan, the termination of our relationship with a single Provider would not harm us materially; however, the termination of our relationship with several of our Providers at approximately the same time or with our Provider in Japan could seriously harm us. There can be no assurance that, in the event that we lose any of our Providers, we will be successful in recruiting replacement professional and technically competent Providers.

          Subsidiaries

          Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006. We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German Provider. In December 2002, we also entered into a joint venture in Korea with a third party in which we held 30% as of December 31, 2005. In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998.

          Marketing Representatives

In 1998 we funded the formation and operations of a marketing office in India, which we turned into a subsidiary at the end of 2005, and in February 2001 we opened a marketing office in South Korea. This marketing office is currently inactive as its activities are now undertaken by our Korean JV. The purpose of these offices is to assist our local Providers in educating the market on our products.

Customers

          Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. Our customers are located in approximately 28 countries worldwide.

          In the years ended December 31, 2005, 2004 and 2003, approximately 42%, 57% and 56%, respectively, of our revenues were from Europe; approximately 5%, 8% and 10%, respectively, of our revenues were from Israel; approximately 34%, 19% and 20%, respectively, of our revenues were from the Far East; approximately 18%, 15% and 13%, respectively, of our revenues were from North America; and approximately 0.8%, 0.7% and 0.5%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

          The following tables represent a geographical breakdown of our revenues from products and services from the last three years (in thousands of U.S. dollars):

2005

	Products		Services

Geographical Region	Amount	Percent	Amount	Percent

Europe	3,802	42.4%	6,974	58.3%
Israel	435	4.9%	1,204	10.1%
Far East	3,048	34.0%	1,576	13.2%
North America	1,607	17.9%	2,108	17.6%
Other	76	0.8%	95	0.8%
Total	8,968	100.0%	11,957	100.0%

2004

	Products		Services

Geographical Region	Amount	Percent	Amount	Percent

Europe	6,039	53.1%	7,216	61.2%
Israel	734	6.5%	1,206	10.2%
Far East	3,033	26.7%	1,373	11.6%
North America	1,498	13.1%	1,911	16.2%
Other	66	0.6%	87	0.8%
Total	11,370	100%	11,793	100%

2003
	Products		Services

Geographical Region	Amount	Percent	Amount	Percent

Europe	5,394	51.6%	6,809	61.0%
Israel	756	7.2%	1,328	11.9%
Far East	3,028	29.0%	1,366	12.2%
North America	1,240	11.9%	1,568	14.0%
Other	30	0.3%	90	0.8%
Total	10,448	100%	11,161	100%

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

Organizational Structure

          Our principal shareholders, Koonras and DBSI, hold2,560,360and 2,573,350 shares, representing approximately 32.68% and 32.84% of our outstanding share capital, respectively. Koonras and DBSI have entered into an agreement by which a number of their shares equal to, or greater than, 25.05% of our issued and outstanding share capital cannot be sold by either party without first offering such holding to the other party. Additionally, under such agreement, in the event that the selling party’s offer is refused, the other party shall then have the right to participate, pro-rata, with the selling party in the sale of his shares to a third party. Additionally, Koonras and DBSI have agreed that they will each appoint half of our directors, not including our external directors required to be appointed under Israeli law and independent directors required to be appointed under the Nasdaq’s listing qualifications, and that they will vote together at our shareholders meetings.

          For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

Property, Plants and Equipment

          We do not own any real property. We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2100 square meters at this facility. As of January 10, 2006, we occupy approximately 1,750 square meters at this facility. In 2005, the aggregate annual lease payments for the office premises were approximately $224,000. The initial term of this lease ended on June 30, 2006 and we have exercised our option to extend the lease for an additional three years.

          The following table represents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2005 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)

Headquarters in Israel	Givat Shmuel	224

North American subsidiary	Michigan and Illinois (U.S.)*	78

German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	198

French subsidiary	Oyonnax (Since February 2005 - Lyons)	20

UK subsidiary	Huddersfield	21

Japanese subsidiary	Tokyo	29

Chinese subsidiaries	Beijing Wuxi Chengdu Shanghai Guangzhou Fujian	57

	Total	627

* These offices are responsible for our marketing efforts in Canada as well.

** Offices for our newly formed Indian subsidiary were opened towards the end of 2005, and the annual lease payments for such office in 2006 is expected to be US$12.

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

          In July 2005 we acquired 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro, and an option, which we refer to as the First Call Option, to acquire up to additional 23.5% of Microsystem from Microsystem’s shareholders. We may exercise this option until June 30, 2007. The exercise price for this option is an aggregate of approximately $600,000. In the event that we exercise the First Call Option in full, we would then also have a second option, which we refer to as the Second Call Option, to acquire up to the remaining 49% of Microsystem’s share capital, for an exercise price of approximately $1.25 million. The Second Call Option is exercisable at any time within a thirty day period, which we refer to as the Second Option Exercise Period, starting on the twelve month anniversary of our exercise of the First Call Option. In addition, in the event that we exercise the First Call Option, the then remaining other shareholders of Microsystem will have an option to require us to purchase, at any time during the Second Exercise Period, 49% of Microsystem’s share capital, for consideration of approximately $1.25 million. We have accounted for the transaction under the equity method and accordingly, as of July 1, 2005 we record our share of Microsystems’s profits or losses in our consolidated financial statements.

          Following the appointment of Dan Haran as President and CEO in July 2005, we entered into a cost reduction plan, in order to cut our costs in an attempt to achieve profitability, although, as part of such plan, we increased our sales and marketing expenses. As part of our plan, we terminated the employment of certain R&D and administrative employees and reorganized the activities of our office in Japan. In addition, towards the end of 2005, our European headquarters, which were located in Germany, were closed, and a VP Sales Europe was appointed in our headquarters in Israel. We incurred termination expenses relating to the changes in Germany of approximately $530,000.

          We released our newest version of the Cimatron E (Version 7.0) in August 2005. Cimatron E7 was developed on the basis of advanced technology and infrastructure that replaced the infrastructure of the older versions, and includes new elements that did not exist in older versions.

          During the fourth quarter of 2005, we evaluated our capitalized software costs and wrote off all the net balance of capitalized costs related to our older products in the amount of approximately $0.8 million.

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

          Software Development Costs

          Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2003 and 2004 costs incurred between the completion of the working model and the point at which the products were ready for general release have been insignificant. Therefore, all research and development costs incurred in 2003 and 2004 have been expensed. However, in 2005 we capitalized approximately $0.2 million in connection with the development of Cimatron E 7.0.

          Primary and Reporting Currency

          We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2003, 2004 and 2005 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. In 2001, the first quarter of 2002 and throughout 2005, decreases in Euro - U.S. dollar exchange rates adversely affected our results of operation. However, during the last three quarters of 2002, 2003 and the last quarter of 2004 our results of operations benefited from the increase in the Euro - U.S. dollar exchange rates during these periods. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

          Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. In 2001, 2002 and 2005, the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. In 2003, there was on one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. In 2004 there was inflation coupled with a devaluation of the U.S. dollar against the NIS. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

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

          Our sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. For some customers with whom we have longstanding relationships and based on past experience with those customers and the same software products, we may grant payment terms of not over 180 days. Any payment terms that exceed 180 days must be approved by our Chief Financial Officer prior to the signing of any purchase order.

          Our arrangements do not include any refund provisions nor are payments subject to milestones. In addition, our arrangements do not contain customer acceptance provisions.

          We have no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, other than a provision of approximately $60,000, no provision in respect of warranties or post-contract customer support is included in our financial statements.

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

Operating Results

	December 31,

	2003	2004	2005

	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:

Products	10,448	11,370	8,968
Services	11,161	11,793	11,957

Total	21,609	23,163	20,925

Cost of revenue:
Products	3,056	2,923	3,367
Services	1,562	1,678	1,568

Total	4,618	4,601	4,935

Gross profit	16,991	18,562	15,990

Research and development costs	5,210	5,554	4,815
Selling, general and administrative expenses	12,645	13,962	15,650

Operating loss	(864)	(954)	(4,475)
Financial income (expenses), net	369	445	(148)
Other income (expenses)	203	144	1

Income (loss) before taxes	(292)	(365)	(4,622)
Taxes on income	(9)	(23)	(2)

Loss after income taxes	(301)	(388)	(4,624)
Company’s equity in results of affiliated company	-	-	(5)
Minority interest in results of subsidiary	-	-	36

Net income (loss)	(301)	(388)	(4,593)

Net income (loss) per share (basic and diluted)	(0.04)	(0.05)	(0.59)

Weighted average number of shares outstanding	7,838	7,835	7,835

	December 31,

	2003	2004	2005

	In thousands of US$
Balance Sheet Data
Cash and cash equivalents	3,124	1,711	2,708
Short-term investments	6,358	6,381	2,167

Total cash, cash equivalents and short-term investments	9,482	8,092	4,875
Long term marketable investments	-	-	1,309
Working capital	10,639	10,306	4,328
Total assets	22,386	20,804	16,442
Total liabilities	8,865	7,956	8,456
Shareholders’ equity	13,521	12,848	7,982

          Revenue

          Our total revenues decreased to approximately $20.9 million in 2005 from approximately $23.1 million in 2004 and approximately $21.6 million in 2003. Our revenues from the sale of products decreased to approximately $9.0 million in 2005 from approximately $11.4 million in 2004 and approximately $10.4 million in 2003. The decrease in the sale of products in 2005 was mainly due to a decrease of 37.3% in sales in Europe. In addition, 5% of the decrease in sales revenues was due to the fall in the Euro - dollar exchange rate. As 51% of our 2005 revenues were derived from European countries, changes in the Euro - dollar exchange rate can significantly influence our revenues. Total revenues in 2005 were primarily influenced by mold, tool, die and fixture makers in Europe migrating their operations to low cost labor markets in the Far East, which markets are also characterized by lower prices and by higher usage of pirated copies of software products. While we believe that this trend may continue, we have adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less frequent. In addition, we have increased our sales efforts in China, in order to, among others things, attempt to set off the decreases in Europe. As a percentage of revenues, our revenues from the sale of products increased from approximately 48.4% in 2003 to approximately 49.1% in 2004 and decreased to approximately 42.9% in 2005. Our revenues from services increased in 2005 to approximately $12.0 million from approximately $11.8 million in 2004 and $11.2 million in 2003. The increase in service revenues in 2005 was due to an increase in service contract renewals, the increase in our installed base of Cimatron E users and efforts to restore old customers to maintenance, although such increases were slightly offset by the fall in the Euro - dollar exchange rate. As a percentage of revenues, our revenues from services decreased from approximately 51.6% in 2003 to approximately 50.9% in 2004 and increased to approximately 57.1% in 2005.

          Although we had net income of $0.2 million in the first quarter of 2006, we cannot be certain that we will return to profitability on an annual basis or maintain profitability on a quarterly basis or, if we do return to profitability on an annual basis, remain profitable in future years. If the trend of increases in the percentage of our overall revenues comprised by service revenue continues, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products continue to decrease, such decrease may adversely effect our future service revenues, as it may result in a smaller user base to purchase service contracts from us. See “Item 3 – Risk Factors –During 2005, we continued to experience decreases in revenues from products. If this trend continues, it will likely adversely affect our gross margins and profitability”.

          For a geographical breakdown of our revenue, please refer to “Item 4 – Information on the Company – Geographical Breakdown of our Revenue”.

          Cost of Revenue

          Cost of revenue increased in 2005 to $4.9 million, from approximately $4.6 million in both 2004 and 2003. The increase resulted from a write-off of capitalized software development expenses of $0.8 million, which was offset by a decrease in all other components of this item, in line with the decrease in product sales. Cost of revenues in 2004 included an increase in royalties to the OCS in the amount of $0.2 million, which offset a decrease in the amount of $0.2 million in salaries and employee benefits.

          Gross Profit

          Gross profit, as a percentage of total revenue, was 76.4%, 80.1% and 78.7% in 2005, 2004 and 2003, respectively.

          Research and Development, Patents and Licenses, etc.

          Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $4.8 million in 2005, $5.6 million in 2004 and $5.2 million in 2003. The decrease in 2005 was due to the cost reduction measures implemented during the year. The increase in 2004 was due to increased investment of resources in the development of Cimatron E version 6.0, as well as to an increase in salary and termination payment expenses and to the operation of a development team in Russia. In addition, the devaluation of the US dollar against the NIS contributed 5% of the 2005 decrease and 24% of the 2004 increase.

          Selling, General and Administrative Expenses

          Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2003, 2004 or 2005 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid for management services to DBSI and Koonras and (e) reserves for doubtful debts.

          Selling, general and administrative expenses increased by 12% from $14.0 million in 2004 to $15.6 million in 2005, which increase was due to (a) the implementation of a cost reduction plan, which resulted in increased selling expenses consisting of termination expenses relating to certain operations in Europe and (b) increased selling activities, especially in the U.S and China (including an increase in sales personnel in China). Of the increase in selling, general and administrative expenses, 3% was offset by the fall in the Euro - dollar exchange rate. In 2004, selling, general and administrative expenses increased by 10% from $12.6 million in 2003 to $14.0 million, which increase was due to (a) the relatively high Euro – U.S. dollar exchange rate throughout 2004, which resulted in increase selling expenses consisting of the salaries of the personnel of our European subsidiaries, (b) increased selling activities, especially in the U.S, and (c) organizational changes resulting in termination and severance payments.

          Financial Income (Expenses), net

          Financial income (expenses), net, consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on trade receivables and tax rebates and currency translation adjustments between the U.S. dollar exchange rate imposed on our assets and liabilities. Financial income (expenses), net, were $(0.1 million) in 2005, compared to $0.4 million in 2004 and $0.4 million in 2003, respectively. The increase in financial income (expenses), net, in 2005 was due primarily to the devaluation of the Euro in relation to the U.S. dollar. The increase in financial income in 2004 was due primarily to the revaluation of the Euro in relation to the U.S. dollar

Effective Corporate Tax Rate

          We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 2000. Generally, Israeli companies are subject to corporate tax at the rate of 34% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) derived after January 1, 2003. The corporate tax rate was reduced in June 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 31% for the 2006 tax year, 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Our effective tax rate in Israel would have been approximately 34% for the year ended December 31, 2005, had we not incurred tax losses in Israel. We believe that our effective tax rates in the U.S., Germany, France, the U.K., China and Japan would have been approximately 35%, 40%, 33%, 19%, 33% and 31%, respectively, for the year ended December 31, 2005, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $5,894,000 as of the end of 2005. In addition, as of December 31, 2005, we had approximately $6.8 million in net operating loss carryforwards in North America, $1.7 million in Germany, $2.2 million in France and $0.4 million in the U.K. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

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

Liquidity and Capital Resources

          We finance our operations primarily from funds provided by operations and, to a lesser extent, from accumulated cash and cash generated by the sale of our investments. We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities.

          As of December 31, 2005, we had $6.2 million in cash and marketable investments. During 2005, net cash used in operating activities was $0.2 million. The major component using cash during 2005 was our net loss of $4.6 million from operations. Partially offsetting the use of cash was the non-cash depreciation and amortization of $1.7 million, a decrease in accounts receivable and prepaid expenses of $1.4 million and an increase in trade payables, accrued expenses and other liabilities of $0.9 million. In addition, we generated $3.0 million, which consisted of $2.9 million from proceeds from the maturity of bonds and mutual funds as well as approximately $0.1 million from the sale of property and equipment and the acquisition of a newly-consolidated subsidiary. Furthermore, we utilized a renewable loan in the amount of $$0.5 million from a Swiss bank, which is secured by a deposit in the amount of $$0.5 million. We classify this deposit under long term investments. The loan has a 6 month term and is renewable every 6 months provided that the deposit remains in place. So long as amounts under the loan are outstanding, we are not allowed to use the deposit. The loan is not subordinated to any other debt we have.

          In addition to the cash provided by investing activities described above, we invested $0.3 million in bonds, $0.9 million in acquisition of affiliated companies, $0.4 million in the purchase of property and equipment and $0.2 million in capitalized software development costs, resulting in net cash provided by investing activities of $1.2 million.

          These transactions caused our aggregate amount of cash and cash equivalents to be $2.7 million as of December 31, 2005 as compared to $1.7 million as of December 31, 2004, and our short-term and long-term marketable investments to be $3.5 million as of December 31, 2005, as compared to $6.4 million as at December 31, 2004.

          As of December 31, 2005, our combined cash and cash equivalents and short-term and long-term marketable investments totaled $6.2 million, compared to $8.1 million as of December 31, 2004. This decrease was primarily the result of cash used in operations and for acquisition of affiliated companies. As of December 31, 2005, our working capital was $4.3 million and our total assets were $16.4 million, compared to $10.3 million and $20.8 million, respectively, as of December 31, 2004. The decrease in working capital resulted from a decrease in short-term investments and trade accounts receivable and an increase in other liabilities and accrued expenses, offset by an increase in cash and cash equivalents. The change in total assets resulted from a decrease in short-term investments, trade accounts receivable and other assets (due to an amortization and write-off of software development costs), offset by an increase in cash and cash equivalents.

          Our trade receivables, net of allowance for doubtful accounts on December 31, 2005 totaled $4.5 million, compared to $6.1 million on December 31, 2004. The decrease was due to lower sales in 2005. The collection cycle remained unchanged during 2005 compared to 2004. We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten the collection cycle.

          Our capital expenditures for 2005 amounted to approximately $0.5 million and were mostly for the purchase of computers, computer equipment and other office equipment.

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

          The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months (December 2005 – May 2006) from a low of NIS 4.428 to the dollar to a high of NIS 4.725 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S.Tdollar =	HIGH 1 U.S. dollar =

December 2005	4.579	4.662
January 2006	4.577	4.658
February 2006	4.664	4.725
March 2006	4.658	4.717
April 2006	4.503	4.671
May 2006	4.428	4.522

          The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2001 - December 31, 2001	4.219 NIS/$1
January 1, 2002 - December 31, 2002	4.738 NIS/$1
January 1, 2003 - December 31, 2003	4.548 NIS/$1
January 1, 2004 - December 31, 2004	4.478 NIS/$1
January 1, 2005 - December 31, 2005	4.503 NIS/$1

          During 2001, the NIS was devalued against the dollar by 9.3%. As a result of the differential between the rate of inflation and the rate of devaluation of the NIS, we experienced increases and decreases in the costs of our Israel operations, as expressed in U.S. dollars, in 2001, but they did not materially affect our results of operations in such periods. In 2002 the rate of inflation was 6.5% and the rate of devaluation of the NIS against the dollar was 7.27%. In 2003, there was on the one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. In 2004 the rate of inflation was approximately 1.2% and the U.S. dollar was devaluated against the NIS by 1.6%. In 2005 the rate of inflation was approximately 2.4% and the U.S. dollar was devaluated against the NIS by 6.4%.

          Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge 50% to 80% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from decreases in the Euro – U.S. dollar exchange rate and to hedge 60% to 80% of our NIS denominated expenses to protect against an increase in reported expenses arising from increases in the U.S. dollar – NIS exchange rate. However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low. The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2005, we had currency exchange options to sell up to 1.26 million Euro for a total amount of $1.45 million, and had written currency exchange options to sell up to 0.84 million Euro for a total amount of $1.06 million that were scheduled to expire prior to June 30, 2006. On May 17, 2006 we exercised currency exchange options to sell 210,000 Euro for $264,000, and on June 19, 2006, we exercised currency exchange options to sell 210,000 Euro for $264,000. See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents, licenses, etc.

          We conduct our research and development operations primarily in Israel and to a small extent in Germany and Russia. Our research and development efforts have been financed through internal resources and through plans sponsored by the Chief Scientist of the Government of Israel, or the OCS. In the years ended December 31, 2003, 2004 and 2005 our gross research and development expenditures were $5.2 million, $5.5 million and $4.8 million, respectively (24%, 24%, and 23% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to OCS plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to OCS plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to OCS plans approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months. As of December 31, 2005, our contingent liability with respect to such grants was approximately $3 million, contingent upon us generating revenues from sales of products developed with funds provided by the OCS.

          We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Following this application and further correspondence between the OCS and us, the OCS appointed an external professional examiner to examine our claim from a technological point of view. This examiner submitted his report to the OCS during November 2005. In December 2005, the OCS appointed a second professional examiner to submit a second opinion regarding our technological claim. During January 2006 our management met with the OCS in an attempt to, among other things, accelerate the OCS’s treatment of our application. However, to date, we have not received any response from the OCS.

          Although we believe we have strong arguments to support our position, we have accrued royalty expenses in the amount of $0.8 million in our financial reports for the periods from January 1st, 2005 to March 31st, 2006, but we have not paid to the OCS any royalties associated with the products mentioned above. In light of the above mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expense accruals will be necessary.

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

—

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

—

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

—

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

          In the years ended December 31, 2003, 2004 and 2005, we paid or accrued royalties to the Chief Scientist in the amount of $0.7 million, $0.8 million and $0.7 million, respectively. We intend to consider whether further accruals will be necessary in light of the facts described above concerning our application to the OCS to recognize our claim that we are no longer obligated to pay royalties on sales subsequent to January 1, 2005.

          In addition to the Chief Scientist grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2005 with respect to such grants was $0.6 million, contingent upon our incremental exports.

          Trend Information

          We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures. Following is a summary of the material trends and uncertainties influencing our operations:

          Migration to Far East. Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for the manufacturing activities. We anticipate that this migration will continue and have expanded our operations in Asia, including in China, in order to increase our share of those growing markets. Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be adversely affected.

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

          Decrease in prices. The strong competition in the software business generally, and in the CAD/CAM business specifically, has caused prices of products in our industry to decrease. Such decrease in software prices has resulted in a decrease in our revenues and thus in our profits. As a result, we have been forced to employ cost-cutting measures. If the foregoing trend continues, we may have to employ additional cost-reduction measures.

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

          1.  With respect to our contingent liability relating to payment of royalties to the OCS, see “ - Research and development, patents, licenses, etc.” above.

          2.  As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2005 was $0.6 million, contingent upon our incremental exports.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

          The following table summarizes our contractual obligations and commercial commitments as of December 31, 2005:

	Payments due by Period (US$ in thousands)

Contractual Obligations as of December 31, 2005	Total		Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	2,766		1,145	1,621	-	-
Purchase Obligations and Commitments	774		774	-	-	-
Other Long-Term Liabilities	2,532	(1)	-	-	-	-
Total Contractual Cash Obligations	6,072		1,919	1,621	-	-

(1) Represents a provision for future severance pay obligations.

G.	Safe Harbor

          This annual report on Form 20-F contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “1934 Act”) (collectively, the “Safe Harbor Provisions’”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 (“Key Information”) under the caption “Risk Factors” (“Cautionary Statements”). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

          As of the date of this annual report, our directors, senior management and key employees were as follows:

Name	Age	Position

Yossi Ben Shalom	51	Chairman of the Board
Rimon Ben-Shaoul	61	Director
Barak Dotan	38	Director
Kenny Lalo	48	Director
David Golan	65	Director
Ofra Brown	52	External Director
Rami Entin	55	External Director
Dan Haran	48	President and Chief Executive Officer
Ilan Erez	38	Chief Financial Officer

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

David Golan has been a director on our board since 1992 and is a former Chairman of the board. Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies. From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments, not including ZCT. From March 1997 to May 1998, he was the Chief Executive Officer of Clal Trading Ltd., a subsidiary of the IDB group. From 1992 to March 1997, he was Executive Vice President of Clal Trading. Mr. Golan was formerly president of Gal Weisfield Industries Ltd. Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

Ofra Brown currently serves as the Chief Financial Officer of VIZRT Ltd., a public company traded on the Frankfurt Stock Exchange and on the Oslo Stock Exchange in Norway. From 1999 to 2001, Ms. Brown served as the Chief Financial Officer of BVR Technologies Ltd., a company previously publicly traded on the NASDAQ. From 1978 through 1998 Ms. Brown served as the Credit Manager for Electronic and Hi-Tech Industries – Industrial Development Bank of Israel Ltd. Ms. Brown holds a bachelor’s degree in economics from Tel Aviv University and a master’s degree in business administration from City University of Seattle.

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

Dan Haran has been our President and Chief Executive Officer since July 2005. Mr. Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in November 2003 after having been employed by Comverse (Nasdaq:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division. Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company.
Mr. Haran holds a bachelor of science degree in computer engineering from the Technion, a master of science degree from the Weitzman Institute, and a master of business administration degree from Tel Aviv University.

Ilan Erez, joined us as VP Finance in May 2005 and became CFO in July, 2005. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking cards. He also served as VP Operations of Silicom from May 2001 until his departure. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

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

Compensation

          During the year ended December 31, 2005, we paid, in the aggregate, approximately $0.8 million in direct remuneration to our directors and officers for services provided by them to the Company in such capacities, including compensation paid to Zvika Naggan, our former CEO, who resigned in June 2005 and Eli Gendler, our former CFO who left Cimatron in July 2005. The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel.

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

          No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control; and

—	service as an office holder.

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

          External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

—	the majority of shares voted at the meeting, including at least one-third of the shares held by non-controlling shareholders voted at the meeting, vote in favor of election of the director; or

—	the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the company.

          The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, in each case only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director. Our external directors are Ofra Brown and Rami Entin, who will complete their current terms in May 2008, in accordance with Israeli law.

          An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

          Under recent amendments to the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data.

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

—

Have the sole authority to review in advance, and grant any appropriate pre-approvals of, (i) all audit and non-audit services to be provided by the independent auditors and (ii) all fees and other terms of engagement;

—

Review and discuss with management and the independent auditors the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the SEC, any stock exchange or the public;

—

Review and discuss with management and the independent auditors the company’s annual audited financial statements prior to any required submission to shareholders, the SEC, any stock exchange or the public;

—	Recommend to the Board, if appropriate, that the company’s annual audited financial statements be included in the company’s annual report;

—	Review and discuss with management all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

—

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

—	Review and approve all related-party transactions.

          As of the date of this annual report, Mr. David Golan, Ms. Ofra Brown and Mr. Rami Entin are serving as members of our audit committee. Mr. Kenny Lalo serves as a non-voting member of our audit committee.

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

          Nasdaq Listing Requirements

Recently adopted Nasdaq rules enable foreign private issuers, such as ourselves, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements. To the extent that we choose to do so, we are required to disclose in our annual reports filed with the Commission each Nasdaq listing requirement that we do not follow and describe the home country practice we follow in lieu of such requirement.

We are not in compliance with Nasdaq Marketplace Rules 4350(c)(4)(B) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process) and 4350(c)(2) (Regularly scheduled meetings of the company’s independent directors). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors. In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the Nasdaq listing requirement of shareholder approval for the establishment of and amendments to stock option or purchase plans (Rule 4350(i)(A)), which matter is not subject to shareholder approval under Israeli law and practice.

Employees

          The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2005	2004	2003

Research and Development	59	84	84
Marketing, Sales and Customer Support	125	106	109
Administration Management and Information Systems	20	24	22
Total	204	214	215

          As of May 31, 2006, we employed 203 full-time personnel, of whom 59 (most of whom hold advanced technical degrees) were employed in research and development, 125 were employed in marketing, sales and customer support and 19 were employed in various administrative, information systems and management positions. Of these employees, 100 were employed in Israel operations, 21 were employed by our North American subsidiary, 33 were employed by our German subsidiary, 3 were employed by our French subsidiary, 1 was employed by our Japanese subsidiary, 3 were employed by our British subsidiary, 39 were employed by our Chinese subsidiaries, and 3 were employed by our Indian subsidiary. In addition, we employed 14 subcontractors’ or free-lance personnel on average during the year 2005 and as of May 31, 2006 we employed 13 subcontractors’ personnel.

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

Share Ownership

          1996 Share Option Plan

          In January 1996, the Board adopted a share option plan (the “1996 Share Option Plan”) pursuant to which 316,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1996 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1996 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. The options are for a 10-year term and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In March and April 2000, options to purchase 39,750 shares were exercised. As of May 31, 2006, none of these options were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January 1998, the board of directors amended the exercise price of such options to $5.00 per share.

          1998 Share Option Plan

          In April 1998, the board of directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1998 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. As of May 31, 2006, options to purchase 19,750of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

          In October 1999, the option committee approved the grant of options to purchase 160,000 of the Company’s shares at a price of $2.00 per share to the former president and CEO of the Company. All these options expired during September 2005.

          In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under each of the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to our directors, officers, employees and consultants. As a result of the new guidelines, as of May 31, 2006, options to purchase 22,750 of such shares were outstanding at a price of $4.50 per share.

          Such options are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of the grantee.

          In August 2003, the board of directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. 50,000 of such options were outstanding as of May 31, 2006. For additional information relating to the stock options granted by us under the 1996 Share Option Plan and the 1998 Share Option Plan, see Note 12(B) to our financial statements included in Item 18.

          2004 Share Option Plan

          In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan (“2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 100% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate ten years from the date of grant, unless otherwise determined by the Board, and are non-assignable except by the laws of descent. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. In February 2005, 238,500 of such options were granted to employees of the Company at an exercise price of $2.20 per share and with a term of ten years , and in August 2005, the board of directors approved the grant of 32,000 of such options at an exercise price of $2.00 per share to the Company’s Chief Executive Officer. In December 2005 our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at an exercise price of $1.75-$2.00 and with a term of five years. As of May 31, 2006, 418,500 of such options were outstanding. These options are exercisable pursuant to a three (3) year vesting schedule as follows: (i) thirty three percent (33%) of the shares covered by the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the shares covered by the options become exercisable at the end of each subsequent six months period over the course of the following two (2) years, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. We intend to grant additional options under the 2004 Share Option Plan to various of our directors, executive officers and employees.

          At May 31, 2006 options to purchase 255,000, 329,000 and 62,000 of our ordinary shares were available for grants to various of our directors, officers, employees and consultants under the 1996, 1998 and 2004 Share Option Plans, respectively.

          Repurchase of Our Shares

          We purchased 159,600 of our shares in the open market between September 2002 and February 2003 at an average price of $0.95 per share. During 2003, we repurchased 26,000 shares at an average price of $1.04 per share. Under Israeli law, while these shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

Beneficial Ownership by Officers and Directors

          Messrs. Ben Shalom, Ben Shaoul, Dotan and Lalo may be deemed to have beneficial ownership of an aggregate of 5,133,710 of our shares, representing 65.5% of our issued and outstanding capital share, by virtue of their positions with Polar and DBSI and the voting agreement between Koonras and DBSI described elsewhere in this report.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

          The following table sets forth information, as of May 31, 2006, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of the ordinary shares of our company and (ii) all directors and executive officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all our ordinary shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

Koonras Ltd. 21 Ha’arba’ah St. Tel-Aviv, Israel	2,560,360		32.68%
DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	2,573, 350		32.84%
All directors and executive officers as a group (11 persons)	5,146,699	(1)	65.7%

(1) Includes an aggregate of 5,133,710 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

Record Holders

          As of May 31, 2006, there were 27 record holders of our ordinary shares, of which 16 represented United States record holders owning an aggregate of approximately 36% of our outstanding ordinary shares.

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

          Legal Proceedings

          In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against us, claiming that we caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join us. During a period of two years (until March 2003), the plaintiff provided certain services to us. The four employees were among several employees who provided such services. The plaintiff claimed, among other things, that we undertook not to employ Omega’s employees after the termination of the project Omega performed for us. The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent us from hiring the four employees. In June, 2004, the court rejected the plaintiff’s request for an injunction. In September 2004, Omega initiated arbitration proceedings against us pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 for damages caused to Omega due to the employment of the four employees in question. In November 2004, we submitted a statement of defense denying all of Omega’s claims and asserting, among other things, that we engaged the employees upon expiration of a one-year period following termination of the agreement between us and Omega and that we therefore were allowed to do so. On October 11, 2005 Omega submitted affidavits and on January 25, 2006 we submitted our affidavits. The arbitration process is now at the stage of cross-examinations in front of the arbitrator. We believe that there is no merit to the claim and intend to continue to oppose it vigorously, but we have nevertheless accrued in the fourth quarter of 2005 a sum of $250,000 for this claim.

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

Offer and listing details

          Our ordinary shares were quoted on the NASDAQ National Market System from March 1996 until April 17, 2001, from which time our ordinary shares have been traded on the NASDAQ SmallCap Market. Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT. The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside the United States. The table below sets forth the high and low bid prices of the Ordinary Shares, as reported by NASDAQ (on each of the National and SmallCap Markets as applicable) during the indicated fiscal quarters:

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:
May 2006	1.41	1.15
April 2006	1.53	1.40
March 2006	1.49	1.11
February 2006	1.40	1.00
January 2006	1.30	1.04
December 2005	1.14	1.05

Period	High (U.S. $)	Low (U.S. $)

Two most recent full financial years and subsequent periods:
First Quarter 2006	1.49	1.00
Fourth Quarter 2005	1.29	1.05
Third Quarter 2005	1.61	1.14
Second Quarter 2005	1.79	1.12
First Quarter 2005	2.14	1.58
Fourth Quarter 2004	2.38	1.26
Third Quarter 2004	1.99	1.25
Second Quarter 2004	2.65	1.75
First Quarter 2004	2.95	2.05

Five most recent years:
2005	2.14	1.05
2004	2.95	1.25
2003	2.48	0.88
2002	1.49	0.7
2001	1.63	0.51

Markets

          Our shares are traded only on the NASDAQ SmallCap Market, where they are listed and traded under the symbol “CIMT”.

Item 10.	Additional Information

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

          Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution carried at a General Meeting by 75% of the shares present and voting thereon (excluding abstained votes). The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

          Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced in any annual meeting until a quorum of two or more shareholders holding at least one third of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles (other than modifications of shareholders rights as mentioned above);

—	appointment or termination of our auditors;

—	appointment and dismissal of directors;

—	approval of acts and transactions requiring general meeting approval under the Companies Law;

—	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

—	any merger as provided in section 320 of the Companies Law;

—

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

          Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders. In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered. However, should a majority of the audit committee or of the board of directors have a personal interest in the matter then:

—	all of the directors shall be permitted to vote on the matter and attend the meeting in which the matter is considered; and

—	the matter requires approval of the shareholders at a general meeting.

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

          The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting and who are voting thereon, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

          In addition, a private placement of securities that (i) includes the issuance of twenty percent or more of the company’s outstanding voting rights (prior to such issuance) in which the consideration, in whole or in part, is not in cash or in registered securities or is not at market value, and as a result of which a person holding five percent of more of the company’s share capital or voting rights will increase or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, or (ii) will cause any person to become, as a result of the issuance, a controlling shareholder of the company, requires approval by the board of directors and the shareholders of the company. The regulations to the Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the Board of Directors.

          Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;

—	an increase of the company’s authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

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

          In February 2003, we leased from a private commercial property owner the same office space that we had previously leased from ZCT, under a new lease agreement. The initial term of the lease was three years, expiring in June 30, 2006, following which we exercised our option to extend the lease for an additional three years.

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

Taxation

          The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on our subsidiaries and us. The following also contains a discussion of specified Israeli tax consequences to our shareholders and government programs from which we, and some of our subsidiaries, benefit. To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

          The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

          Until 2003, Israeli companies were generally subject to corporate tax at the rate of 36% of their taxable income. However, as a result of legislation adopted in July 2004, tax rates were reduced to 35% for 2004, 34% for 2005, 31% for 2006, 29% for 2007, 27% for 2008, 26% for 2009 and 25% for 2010. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below) may be considerably less. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli Consumer Price Index. The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements. See note 13D of our financial statements.

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

          Taxable income of a company derived from an Approved Enterprise is subject to company tax at the rate of up to 25% (rather than 34% as stated above) for a period of time termed the benefit period. The benefit period is a period of 7 years commencing with the year in which the Approved Enterprise first generated taxable income. The benefit period is in any event limited to 12 years from the commencement of production or 14 years from the date of approval, whichever is earlier. Under certain circumstances (as further detailed below), the benefits period may extend to a maximum of ten years from the commencement of the benefit period. Notwithstanding the foregoing, taxable income of a company located in certain geographic locations, derived from an Approved Enterprise approved after January 1, 1997, is tax exempt for the first two years of the benefit period and is taxed at a rate of 25% or lower for the remainder of the benefit period. A company which operates under more than one approval or that has capital investments which are only partly approved (such a company being designated as a Mixed Enterprise), its effective Company Tax rate is the result of a weighted combination of the various applicable rates.

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

Law for the Encouragement of Industry (Taxes), 1969

          The following preferred corporate tax benefits, among others, are available to Industrial Corporations (including us).

—	Deduction of purchases of know-how and patents over eight years for tax purposes.

—	Deduction, for tax purposes, of expenses incurred in connection with certain public securities issuances.

—	Accelerated depreciation rates on both equipment and buildings.

—	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli industrial companies and an industrial holding company.

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

          As a result of the recent tax reform legislation in Israel, gains from the sale of our ordinary shares derived from January 1, 2003 and thereafter for individual shareholders will in general be liable to capital gains tax of 20%. With respect to an individual who is a substantial shareholder (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the company), the applicable capital gains tax rate will be 25%. This will be the case so long as our securities remain listed for trading on a designated foreign stock market such as the NASDAQ. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above. These provisions dealing with capital gains are not applicable to persons whose gains from selling or otherwise disposing of our ordinary shares are deemed to be business income or whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflation Adjustments), 1985; the latter law would not normally be applicable to non-resident shareholders who have no business activity in Israel.

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

Taxation of Non-Residents

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel or received in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as active income from services rendered in Israel. On distributions of dividends other than bonus shares (stock dividends), income tax at the rate of 25% is withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. For example, the tax rate would be 12.5% if the non-resident were a company which holds at least 10% of our voting power pursuant to the U.S.-Israel Tax Treaty, except for dividends generated by an Approved Enterprise from which tax is withheld at the rate of 15%. However, as of tax year 2006. the tax rate on dividends to individuals will be reduced to 20% and the withholding rate may be reduced as well. With respect to an individual who is a substantial shareholder (which is someone who alone, or together with another person, holds, directly or indirectly, at least 10% in one or all of any of the means of control in the company), the applicable tax rate will remain 25%.

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

          As of December 31, 2005, we had currency exchange options to sell up to 2.52 million Euro for a total amount of $2.9 million, and had written currency exchange options to sell up to 2.1 million Euro for a total amount of $2.7 million that were scheduled to expire prior to December 31, 2006. The total fair value of all such options on December 31, 2005 amounted to an asset of $5,000. All such options are designated as cash flow hedges. On May 17, 2006 we exercised currency exchange options to sell 210,000 Euro for $264,000, and on June 19, 2006, we exercised currency exchange options to sell 210,000 Euro for $264,000.

Interest Rate Risks

          Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. As of December 31, 2005, we had financial assets totaling approximately $6.2 million. Fixed rate financial assets, comprised of cash, bank deposits and debt securities, totaled approximately $4.9 million. For the year 2005 we have classified all of our marketable debt securities as “available for sale securities” which exposes the consolidated statement of operations or balance sheets to fluctuations in interest rates. Variable rate financial assets totaled approximately $1.3 million. The net decrease in our earnings for the next year from our variable rate financial assets resulting from a 10% interest rate decrease would be approximately $9,000, holding other variables constant. Assuming an interest rate increase of 10%, the fair value of our fixed-rate marketable debt securities would be reduced by approximately $25,000.

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

          Our Subsidiaries - We operate internationally and our subsidiaries in Germany and France conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $661,000 excluding the effect of our hedging transactions.

          Our Providers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro. Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $907,000 excluding the effect of our hedging transactions.

          Expenses in New Israeli Shekels

          The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 2.4%, 1.2%, and -1.9% in 2005, 2004 and 2003, respectively. The devaluation (revaluation) of the NIS against the U.S. dollar was 6.4%, (1.6)% and (7.6)% in 2005, 2004, and 2003, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $1.0 million excluding the effect of our hedging transactions.

          A significant portion of our expenditures is employee compensation-related. Salaries are paid in NIS and may be adjusted for changes in the CPI through salary increases or adjustments. This increases salary expenses in U.S. dollar terms. The devaluation / revaluation of the NIS against the U.S. dollar decreases / increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI.

Item 12.	Descriptions of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

          (a) Disclosure Controls and Procedures - our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2005. Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2005.

          (b) Not applicable.

          (c) Not applicable.

          (d) Changes in Internal Control Over Financial Reporting - There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2005, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

          Our Board of Directors has determined that Ofra Brown qualifies to serve as our audit committee financial expert as well as our external director with “financial expertise” under the Companies Law.

Item 16B.	CODE OF ETHICS

          We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, and which complies with the rules promulgated by the SEC. We will provide to any person, without charge, upon request, a copy of the code of ethics and respond to any questions concerning the code. Requests to receive a copy of the code should be sent to us at our corporate headquarters located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel, Attention: Chief Financial Officer. In addition, we have adopted a code of business conduct that applies to all of our directors, officers and employees, and which complies with the rules of the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market).

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

          Audit and Audit-related Fees

          The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements and for audit-related services in 2003,2004 and 2005 were $116,000, $69,000 and $73,000, respectively.

          Tax Fees

          The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2003, 2004 and 2005 were $27,000, $37,000 and $18,000, respectively. The services provided to us by our principal accountants in both 2003 and 2004 are related to the preparation and filing of our tax returns with income tax authorities. In addition, in 2005 we received from our principal accountants tax advice with respect to a transfer pricing study.

          All Other Fees

          We did not receive from our principal accountants any other products or services, other than the services disclosed above, in 2004 and 2005.

          Audit Committee Approval

          In December 2005, our shareholders approved the engagement of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2005. Such approval followed the approval by our board of directors and audit committee of such engagement.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - Not applicable

Item 16E.	REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFLIATED PURCHASERS – During 2003, we repurchased 26,000 shares at an average price of $1.04 per share.

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

See page F-1 through F-25.

Item 19.	Exhibits

1.1	Articles of Association.*

4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.*.

4.2

Letter of Agreement with Microsystem Srl and all the shareholders of Microsystem Srl dated May 24, 2005, including the First Call Option Agreement, the Second Call Option Agreement, and the Put Option Agreement, and the Shareholders Agreement, all dated July 1, 2005 with Microsystem Srl and all the shareholders of Microsystem Srl.

8.1	List of subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

14.1	Consent of Independent Public Accountants.

*	Incorporated by reference from our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Givat Shmuel, State of Israel, on this 29th day of June, 2006.

CIMATRON LTD.

By: /s/ Dan Haran

Name: Dan Haran

Title: President and Chief Executive Officer

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Limited

We have audited the accompanying consolidated balance sheets of Cimatron Limited and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of consolidated subsidiaries, whose revenues constitute approximately 46% of consolidated total revenues for the year ended December 31, 2003. Those financial statements were audited by other auditors, whose reports have been furnished to us, and our opinion, insofar as it relates to amounts included for those companies, is based solely on the reports of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2005 and 2004 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2005 in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 12, 2006

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,

	2 0 0 5	2 0 0 4

ASSETS

Current assets
Cash and cash equivalents	$2,708	$1,711
Short-term investments (Note 3)	2,167	6,381
Trade accounts receivable (Note 4)	4,541	6,130
Other accounts receivable and prepaid expenses (Note 5)	774	712
Inventory	62	60

Total current assets	10,252	14,994

Long-term investments (Note 3)	2,195	-

Deposits with insurance companies and severance pay funds (Note 10)	2,219	2,946

Property and equipment (Note 6)
Cost	5,321	5,478
Less - accumulated depreciation	4,325	4,405

Property and equipment, net	996	1,073

Other assets
Software development costs, net (Note 7)	193	1,204
Goodwill, net	587	587

Total other assets	780	1,791

Total assets	$16,442	$20,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit	$501	$500
Related parties	304	99
Trade payables	663	778
Other liabilities and accrued expenses (Note 8)	3,977	3,131
Deferred revenues	479	180

Total current liabilities	5,924	4,688

Long-term liabilities
Accrued severance pay (Note 9)	2,532	3,268

Minority interest	4	-

Contingent liabilities and commitments (Note 10)

Shareholders’ equity
Share capital (Note 11):
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 8,001,270 shares at December 31, 2005 and 2004)	264	264
Additional paid-in capital	13,417	13,417
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(478)	(299)
Unrealized loss on available for-sale securities	(202)	(266)
Unrealized gain on derivative instruments	(158)	-
Accumulated deficit	(4,702)	(109)

	8,141	13,007
Treasury stock, at cost; 166,100 shares at December 31, 2005 and 2004	(159)	(159)

Total shareholders’ equity	7,982	12,848

Total liabilities and shareholders’ equity	$16,442	$20,804

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Revenues (Note 14a):
Products	$8,968	$11,370	$10,448
Services	11,957	11,793	11,161

Total	20,925	23,163	21,609

Cost of revenues (Note 14b):
Products	3,367	2,923	3,056
Services	1,568	1,678	1,562

Total	4,935	4,601	4,618

Gross profit	15,990	18,562	16,991

Research and development expenses, net	4,815	5,554	5,210
Selling, general and administrative expenses (Note 14c)	15,650	13,962	12,645

Operating loss	(4,475)	(954)	(864)

Financial income (expenses), net	(148)	445	369
Other income	1	144	203

Loss before income taxes	(4,622)	(365)	(292)

Income taxes (Note 12)	(2)	(23)	(9)

Loss after income taxes	(4,624)	(388)	(301)

Company’s equity in results of affiliated company	(5)	-	-

Minority interest in results of subsidiary	36	-	-

Net loss	$(4,593)	$(388)	$(301)

Net loss per share (basic and diluted)	$(0.59)	$(0.05)	$(0.04)

Weighted average number of shares outstanding (basic and diluted)	7,835	7,835	7,838

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Balance at January 1, 2003	$264	$13,417	$30	$580	$(132)		$14,159
Changes during the year ended December 31, 2003:
Net loss				(301)		(301)	(301)
Unrealized loss on available-for-sale securities			(97)			(97)	(97)
Unrealized gain on derivative instruments			120			120	120
Foreign currency translation adjustment			(333)			(333)	(333)
Investment in treasury stock					(27)		(27)

Total comprehensive loss						$(611)

Balance at December 31, 2003	264	13,417	(280)	279	(159)		13,521

Changes during the year ended December 31, 2004:
Net loss				(388)		(388)	(388)
Unrealized loss on available-for-sale securities			(222)			(222)	(222)
Unrealized loss on derivative instruments			(174)			(174)	(174)
Foreign currency translation adjustment			111			111	111

Total comprehensive loss						$(673)

Balance at December 31, 2004	264	13,417	(565)	(109)	(159)		12,848

Changes during the year ended December 31, 2005:
Net loss				(4,593)		(4,593)	(4,593)
Unrealized loss on available-for-sale securities			64			64	64
Unrealized loss on derivative instruments			(158)			(158)	(158)
Foreign currency translation adjustment			(179)			(179)	(179)

Total comprehensive loss						$(4,866)

Balance at December 31, 2005	$264	$13,417	$(838)	$(4,702)	$(159)		$7,982

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

CASH FLOWS - OPERATING ACTIVITIES

Net loss	$(4,593)	$(388)	$(301)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,676	820	859
Increase (decrease) in accrued severance pay	(736)	(179)	473
Gain from sale of property and equipment, net	(13)	(71)	(2)
Loss (gain) from sale and devaluation (revaluation) of bonds and funds	284	(2)	58
Company’s equity in results of affiliated company	5	-	-
Minority interest in results of subsidiary	(36)	-	-

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	1,354	(416)	855
Decrease (increase) in inventory	(11)	13	19
Decrease (increase) in deposits with insurance companies and severance pay fund	727	99	(407)
Increase in debts to related parties	205	2	13
Increase (decrease) in trade payables, accrued expenses and other liabilities	935	(797)	(115)

Net cash provided by (used in) operating activities	(203)	(919)	1,452

CASH FLOWS - INVESTING ACTIVITIES
Investment in bonds	(250)	(577)	(3,138)
Proceeds from sale and redemption of bonds	2,935	334	642
Purchase of property and equipment	(429)	(505)	(538)
Proceeds from sale of property and equipment	27	221	44
Acquisition of affiliated companies	(891)	-	43
Capitalization of software development costs	(193)	-	-
Acquisition of newly consolidated subsidiary	40	-	-

Net cash provided by (used in) investing activities	1,239	(527)	(2,947)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	-	-	500
Investment in treasury stock	-	-	(27)

Net cash provided by financing activities	-	-	473

Net increase (decrease) in cash and cash equivalents	1,036	(1,446)	(1,022)
Effect of exchange rate changes on cash	(39)	33	69
Cash and cash equivalents at beginning of year	1,711	3,124	4,077

Cash and cash equivalents at end of year	$2,708	$1,711	$3,124

Supplemental information:
Cash paid during the year for income taxes	$29	$173	$25

Appendix A - Non-cash transactions

Purchase of property on credit	$36	$38	$28

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

The financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”).

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	E.	Marketable debt securities

The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities” (“SFAS 115”).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

As of December 31, 2005 and 2004 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders’ equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

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

The Company capitalized certain software development costs in accordance with SFAS No. 86 “Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed”. Capitalization of software development costs begins upon the establishment of technological feasibility and continues up to the time the software is available for general release to customers, at which time capitalized software costs are amortized to product development expenses on the “straight-line” basis over the expected life of the related product which is greater than the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues, generally five years.

Management periodically reviews the carrying amount of capitalized software development costs, and if impairment is determined to have occurred, the Company writes off the respective carrying amount to expenses. Management believes that future revenues related to capitalized software development costs will be sufficient to realize the carrying amounts of such costs at December 31, 2005 and, as such, these amounts will be recovered over the lives of the related projects. The estimates of anticipated future revenues and remaining useful life of the Company’s products are subject to risk inherent in the software industry, such as changes in technology and customer perceptions.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	M.	Stock-based -Compensation

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

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Pro forma net loss:
Net loss for the year, as reported	$(4,593)	$(388)	$(301)
Deduct - stock-based compensation determined under APB 25	-	-	-
Add - stock-based compensation determined under SFAS 123	(77)	(70)	(90)

	$(4,670)	$(458)	$(391)

Pro forma basic and diluted loss per share:
As reported	$(0.59)	$(0.05)	$(0.04)

Pro forma	$(0.60)	$(0.06)	$(0.05)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	M.	Stock-based compensation (Cont.)

Data in respect of the stock option plans

For purposes of estimating fair value in accordance with SFAS No. 123, the Company utilized the Black-Scholes option-pricing model. The following assumptions were used for grants in 2003 and 2005, respectively: a dividend yield of 0.0% for both years ; weighted average expected volatility of 96% and 51%; weighted average risk-free interest rates of 3.3% and 3.5%; and weighted average expected lives of 4 years and 6 years. No grants were made in 2004.

Because additional option grants are expected to be made each year, and due to the factors described above, the above proforma disclosures are not necessarily representative of proforma effects of reported net income for future years.

	N.	Revenue recognition

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

The Company’s sales are made pursuant to standard purchase orders, containing payment terms ranging between 30 - 120 days. For some customers with whom the Company has long-standing relationships and based on past experience with those customers and the same software products, the Company may grant payment terms of not over 180 days. Any payment terms that are above 180 days must be approved by the Company’s Chief Financial Officer, prior to signing any purchase order.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	N.	Revenue recognition (Cont.)

The Company’s arrangements do not include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not contain customer acceptance provisions.

	O.	Research and development costs

Research and development costs are expensed as incurred.

	P.	Advertising costs

Advertising costs are charged to expenses, as incurred.

	Q.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with SFAS No. 109 “Accounting for Income Taxes” (“SFAS No. 109”).

	R.	Net loss per ordinary share

Basic and diluted net loss per share have been computed in accordance with SFAS No. 128 “Earning per Share” using the weighted average number of ordinary shares outstanding. Basic loss per share excludes any dilutive effect of options and warrants. A total of 0, 12,000 and 3,000 incremental shares were excluded from the calculation of diluted net loss per ordinary share for 2005, 2004 and 2003, respectively due to the anti-dilutive effect.

	S.	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage mainly currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and NIS. The Company has established forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. It uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	S.	Derivative financial instruments (Cont.)

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

The Company’s outstanding derivative instruments as of the balance sheet date are included in other receivables and other accrued liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in shareholders’ equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

The carrying amount of foreign currency forward contracts and foreign currency options outstanding at December 31, 2005 and 2004 is $154 and $154, respectively. As of the balance sheet dates, the fair value of these contracts approximates their carrying amount.

	T.	Recently issued accounting pronouncements

In December 2004, the Financial Accounting Standards Board (FASB) issued SFAS No. 123(R). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method, and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB Opinion No. 25 and allowed under the original provisions of SFAS No. 123. SFAS No. 123(R) requires the use of an option pricing model for estimating fair value, which is then amortized to expense over the service periods. Had the Company adopted SFAS 123(R) in prior periods, the impact of that standard would have approximated the impact of SFAS 123 as described in the disclosure of pro forma net income and income per share above. SFAS No. 123(R) allows for either prospective recognition of compensation expense or retrospective recognition. In the first quarter of 2006, the Company began to apply the prospective recognition method and implemented the provisions of SFAS No. 123(R). In January 2005, the SEC issued SAB No. 107, which provides supplemental implementation guidance for SFAS No. 123(R). SFAS No. 123(R) will be effective for the Company beginning in the first quarter of fiscal 2006.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	T.	Recently issued accounting pronouncements

In May 2005, the FASB issued SFAS No. 154, “Accounting Changes and Error Corrections.” SFAS No. 154 replaces APB Opinion No. 20. “Accounting Changes” and SFAS No. 3, “Reporting Accounting Changes in Interim Financial Statements.” SFAS No. 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The Company does not expect the adoption of SFAS No. 154 will have any material impact on its consolidated financial statements.

In November 2005, the FASB issued FSP FAS 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments” (“FSP 115-1 and 124-1”), which clarifies when an investment is considered impaired, whether the impairment is other than temporary, and the measurement of an impairment loss. It also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. FSP 115-1 and 124-1 are effective for all reporting periods beginning after December 15, 2005. At December 31, 2005, the Company had no unrealized investment losses that had not been recognized as other-than-temporary impairments in its available-for-sale securities. The Company does not anticipate that the implementation of these pronouncements will have a significant impact on its financial position or results of operations.

NOTE 3 –	SHORT-TERM AND LONG-TERM INVESTMENTS

	A.	Short-term investments

	December 31,

	2 0 0 5	2 0 0 4

Comprised as follows:
Marketable securities - Corporate bonds	$2,167	$6,381

B.	Long-term investments

	December 31,

	2 0 0 5	2 0 0 4

Comprised as follows:
Marketable securities - Corporate bonds (1)	$1,309	$-

Investment in affiliated companies:
Microsystem Srl (2)	870	-
Other	16	-

	886	-

	$2,195	$-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3 –	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

	B.	Long-term investments (Cont.)

(1)

Comprised of structured bonds, which are debt instruments whose cash flows are linked to the movement in interest rates. The structured notes were issued by financial institutions. The notes typically contain embedded option components such as caps, calls, and floors. Contractual cash flows for principal from such structured notes can vary in timing throughout the life of the structured notes. Interest income resulting from investment in structured notes is accounted for based on the guidance provided in EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under this guidance the retrospective method is used for recognizing interest income.

(2)

In July 2005, the Company completed the acquisition of 27.5% of the share capital of Microsystem Srl, its Italian distributor, for a consideration of $694. The Company has an option (First Call Option) to acquire up to additional 23.5% of Microsystem’s share capital until June 30, 2007, for an additional consideration of approximately $600. If the Company exercises the First Call Option, it will have a second option (Second Call Option), at any time within a thirty days period (Second Exercise Period) starting at the expiration of twelve months from the exercise of the First Call Option to acquire up to the remaining 49% of Microsystem’s share capital, for an additional consideration of approximately $1,250. If the Company exercises the First Call Option, the then remaining other shareholders of Microsystem will have an option to sell to the Company at any time during the Second Exercise Period 49% of Microsystem’s share capital, for a consideration of approximately $1,250.

The Company’s investment in Microsystem is comprised as follows:

December 31,

2 0 0 5

Cost (including related expenses)	$878
Equity in earnings	(5)
Translation adjustments	2

$870

Aggregate maturities of marketable securities are as follows:

December 31,

2 0 0 5

Eight years	$1,068
Thirteen years	241

$1,309

C.	As of December 31, 2005 and 2004 all the investments in marketable securities are classified in accordance with SFAS No. 115 as available-for-sale.
Unrealized gain (loss) on available-for-sale securities of $64 and $(222) for the year ended December 31, 2005 and 2004, respectively, were recorded in other comprehensive loss.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4 –	TRADE ACCOUNTS RECEIVABLE

	December 31,

	2 0 0 5	2 0 0 4

Accounts receivable	$6,235	$7,447
Less - allowance for doubtful accounts	(1,694)	(1,317)

	$4,541	$6,130

NOTE 5 –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2 0 0 5	2 0 0 4

Prepaid expenses	241	346
Derivative instruments	5	-
Interest receivable	66	113
Other	462	253

	$774	$712

NOTE 6 –	PROPERTY AND EQUIPMENT

	December 31,

	2 0 0 5	2 0 0 4

Cost:
Computers and software	$3,940	$3,965
Office furniture and equipment	926	961
Vehicles	-	103
Leasehold improvements	455	449

	5,321	5,478

Accumulated depreciation:
Computers and software	3,373	3,395
Office furniture and equipment	660	688
Vehicles	-	96
Leasehold improvements	292	226

	4,325	4,405

Property and equipment, net	$996	$1,073

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 –	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,

	2 0 0 5	2 0 0 4

Capitalized software development costs	$9,353	$9,160
Government grants	(3,495)	(3,495)
Accumulated amortization (*)	(5,665)	(4,461)

	$193	$1,204

	(*)	All capitalized modules were amortized over six years. Beginning with 2006, all capitalized modules will be amortized over five years.

Amortization expenses for the years ended December 31, 2005, 2004 and 2003, were $401, $401 and $402, respectively, and were charged to operations.

The Company released its newest version of Cimatron E (Version 7.0) (“Cimatron E7”) in August 2005. Cimatron E7 was developed on the basis of advanced technology and infrastructure that replaced the infrastructure of the older versions, and includes new elements that did not exist in older versions.

During the fourth quarter of 2005 the Company evaluated its capitalized software costs and wrote off all the net balance of capitalized costs related to its older products in the amount of $803, and capitalized $193 of costs related to the development of Cimatron E7.

NOTE 8 –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2 0 0 5	2 0 0 4

Employees and related liabilities	$1,951	$1,831
Derivative instruments	158	154
Accrued expenses	994	623
Accrued royalties	718	367
Taxes to government institutions	154	156
Others	2	-

	$3,977	$3,131

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 –	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

NOTE 10 –	CONTINGENT LIABILITIES AND COMMITMENTS

A.

In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount is equal to 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company’s contingent liability as of December 31, 2005 is approximately $3,000 contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

The Company believes that the majority of products that it has sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports that the Company submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to its royalty reports for the years prior to 2005. In addition, during the second half of 2005 the Company initiated a process with the OCS in an attempt to obtain the agreement of the OCS with its position and to the cessation of its obligation to pay future royalties. Although the Company believes it has strong arguments to support its position, the Company accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to December 31st, 2005, but has not paid to the OCS any royalties associated with the products mentioned above.

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

The Company’s contingent liability as of December 31, 2005 is $558, contingent upon the Company’s incremental exports.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 –	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

	D.	The Company uses technology in respect of which it is obligated to pay minimum annual royalties in the amount of $774, until 2007.

	E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.
Rent expenses for the years ended December 31, 2005, 2004 and 2003, were approximately $627, $661 and $722, respectively.
The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2008.
The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $722 as of December 31, 2005.

Future minimum lease commitments under operating leases as of December 31, 2005 are as follows:

Year ended December 31,
2006	$1,145
2007	875
2008	625
2009	121
2010 and thereafter	-

$2,766

F.	Legal claim

In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against Cimatron, claiming that Cimatron caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join Cimatron. During a period of two years (until March 2003), the plaintiff provided certain services to Cimatron. The four employees were among several employees who provided such services to Cimatron. The plaintiff claimed, among other things, that Cimatron undertook not to employ Omega’s employees after the termination of the project Omega performed for Cimatron. The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent Cimatron from hiring the four employees. In June, 2004, the court rejected the plaintiff’s request for an injunction. However, in September 2004, Omega initiated arbitration proceedings against Cimatron pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 for damages caused to Omega due to the employment of the four employees in question. In November 2004, Cimatron submitted a statement of defense denying all of Omega’s claims and asserting, among other things, that Cimatron engaged the -employees only following the expiration of a year following the conclusion of Cimatron’s relationship with Omega and that Cimatron therefore was allowed to do so. On October 11, 2005 Omega submitted affidavits and on January 25, 2006 the Company submitted its affidavits. The parties have submitted a joint request to the District Court seeking to dismiss the request for an injunction. Cimatron believes that there is no merit to the claim and intends to oppose it vigorously, but nevertheless accrued in the fourth quarter of 2005 an amount of $250,000 for this claim.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY

	A.	Share issuance

The Company’s shares are traded in the United States and are listed on the Nasdaq SmallCap Market.

	B.	Share Option Plans

In January 1996, the Company’s Board of Directors adopted a share option plan (the “1996 Share Option Plan”) pursuant to which 316,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 1996 Share Option Plan is administrated by a committee of the Board, which designates the optionees and dates of grant.

The exercise price of an option granted under the 1996 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. The options are for a 10-year term and are non-assignable except by the laws of inheritance.

The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantees. In March and April 2000, options to purchase 39,750 shares were exercised. As of December 31, 2005, options to purchase 21,000 of such shares were outstanding. All of these options were originally granted with an exercise price of $8.00 per share. In January, 1998, the Board of Directors amended the exercise price of such options to $5.00 per share.

These outstanding options are, subject to the continued employment of each employee, exercisable commencing two years after the date of grant at a rate of 25% per year. The grantee is responsible for all personal tax consequences of the grant and the exercise thereof.

In April 1998, the Board of Directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administrated by a committee of the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of inheritance. The option committee has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee.

As of December 31, 2005, options to purchase 19,750 of such shares were outstanding at a price of $4.00 per share under the 1998 Share Option Plan. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY (Cont.)

	B.	Share Option Plan (Cont.)

In October 1999, the option committee approved the grant of options to purchase 160,000 of the Company’s shares at a price of $2.00 per share to the former president and CEO of the Company. All such options expired unexercised in 2005.

In March 2000, the option committee adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under both the 1996 Share Option Plan and the 1998 Share Option Plan upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. Such options are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee. As of December 31, 2005, options to purchase 45,500 of such shares were outstanding at a price of $4.50 per share.

In August 2003 the Company’s Board of Directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers in the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. 50,000 of such options were outstanding at December 31, 2005.

In October 2004, the Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the Share Option Plan may be no less than 100% of the fair market value of an Ordinary Share, as determined by that committee on the date that the option is granted. The options may be exercised over a 10-year term unless determined otherwise by the Board. The grantees will be responsible for all personal tax consequences of the grant and the exercise thereof. In February 2005, 238,500 of such options were granted to employees of the Company at an exercise price of $2.20 per share, and in August 2005, the board of directors approved the grant of 32,000 of such options at an exercise price of $2.00 per share to the Company’s Chief Executive Officer. 239,500 of such options were outstanding at December 31, 2005. In December 2005 our Board of Directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. The Company intends to grant additional options under the 2004 Share Option Plan to various directors, executive officers and employees of the Company.

At December 31, 2005 options to purchase 255,000, 329,000 and 250,500 of Company shares were available for grants to directors, officers, employees and consultants of the Company under the 1996, 1998 and 2004 Share Option Plans, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY (Cont.)

	B.	Share Option Plan (Cont.)

A summary of the status of the Company’s stock option plan as of December 31, 2005, 2004 and 2003, and changes during the years ending on those dates, is presented below:

	Year ended December 31,

	2 0 0 5		2 0 0 4		2 0 0 3

	(in thousands)

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	488,250	$3.04	635,000	$3.33	520,000	$3.62
Granted	270,500	$2.18	-	-	150,000	$2.50
Exercised	-	-	-	-	-	-
Cancelled	(383,000)	$2.72	(146,750)	$4.28	(35,000)	$4.07

Outstanding at year end	375,750	$2.75	488,250	$3.04	635,000	$3.33

Options exercisable at year end	111,250	$4.06	392,417	$3.18	473,160	$3.56

Weighted average fair value of options granted during the year	$0.88		-		$1.11

The following table summarizes information about stock options outstanding at December 31, 2005:

	Options outstanding			Option exercisable

Range of exercise prices	Number of shares outstanding at December 31, 2005	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares exercisable at December 31, 2005	Weighted average exercise price

$2.00 to $3.00	289,500	9.3	$2.23	25,000	$2.50
$3.01 to $4.00	19,750	0.85	$4.00	19,750	$4.00
$4.01 to $5.00	66,500	1.68	$4.66	66,500	$4.66

	375,750			111,250

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES

	A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”)

Since 1994, the Company’s operations have “approved enterprise” status under the law. Reduced tax rates apply to the Company’s income from the approved enterprise (which is determined in accordance with the increase in the Company’s revenue during the first year of its having the abovementioned status as compared to the year before).

In April 2001 the Company was granted “approved enterprise” status, subject to the following terms:
Tax exemption for 2 years, commencing in the first year the Company generates taxable income. For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.
The period of tax benefits for this approved enterprise will expire in 2015 or earlier, depending on whether the Company generates taxable income from this approved enterprise.

Income derived from sources other than “approved enterprise” is taxable at the ordinary corporate tax rate. On July 25, 2005 an amendment to the Israeli tax law was approved by the Israeli parliament, which reduces the tax rates imposed on Israeli companies to 31% for 2006. This amendment states that the corporate tax rate will be further reduced in subsequent tax years as follows: in 2007 29%, in 2008 27%, in 2009 26% and thereafter 25%. This change does not have a material effect on the Company’s financial statements.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

	B.	Comprised as follows:

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Income (loss) before taxes on income:
Israel	$(3,285)	$807	$1,611
Non-Israeli	(1,337)	(1,172)	(1,903)

	$(4,622)	$(365)	$(292)

Current taxes	$(2)	$(12)	$(9)
Tax in respect of prior years	-	(11)	-

	$(2)	$(23)	$(9)

C.	Deferred tax assets (liabilities), consist of the following:

	December 31,

	2 0 0 5	2 0 0 4

Deferred tax assets:
Loss carryforwards	$5,838	$4,251
Other cumulative temporary differences, net	223	666

	6,061	4,917

Deferred tax liabilities:
Software development costs	(66)	(361)

Valuation allowance	(5,995)	(4,556)

Deferred tax, net	$-	$-

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

As of December 31, 2005, the Company has approximately $5,894 of Israeli net operating loss carryforwards. The Israeli loss carryforwards have no expiration date.

Tax loss carryforwards of a U.S. subsidiary totaling $6,759 expire between 2011 and 2023.

D.

Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS, adjusted for the changes in the C.P.I. Following is a reconciliation of income taxes calculated at the statutory tax rate in Israel to the actual income tax in the financial statements:

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Loss before income taxes as reported in the consolidated statements of operations	$(4,622)	$(365)	$(292)
Statutory tax rate	34%	35%	36%
Income taxes under statutory tax rate	$(1,571)	$(128)	$(105)

Increase (decrease) in taxes:
Disallowed deductions, net	278	41	44
Tax in respect of prior year	-	11	-
Increase in valuation allowance	1,439	99	70
Other	(144)	-	-

Income taxes in the statements of operations	$2	$23	$9

	E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through tax year ended December 31, 2000.
Certain subsidiaries of the Company received tax assessments through the tax year ended December 31, 2004.

NOTE 13 –	TRANSACTIONS WITH RELATED PARTIES

A.

In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of Ordinary Shares of the Company previously held by ZCT.

	B.	The following transactions with Koonras and DBSI are included in the financial statements:

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Management fees	$349	$353	$359

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 –	SELECTED STATEMENTS OF OPERATIONS DATA

	A.	Revenues

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Revenue by geographical region:
Israel	$1,639	$1,939	$2,084
Europe (1)	10,776	13,255	12,203
Far East (2)	4,624	4,407	4,394
North America	3,715	3,409	2,808
Others	171	153	120

	$20,925	$23,163	$21,609

(1) Includes:
Italy	$2,423	$2,703	$2,453
Germany	$6,600	$7,782	$7,065

(2) Includes:
Japan	$2,404	$2,443	$2,334

Revenue through major distributors, as a percentage of total revenues:
Distributor (A)	12%	12%	11%
Distributor (B)	10%	9%	9%

B.	Cost of revenues

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Hardware and software	$1,442	$1,731	$1,726
Salaries and employee benefits	1,051	1,120	1,306
Amortization and write-off of capitalized software development costs	1,204	401	402
Royalties to the Chief Scientist	721	791	586
Depreciation	24	27	49
Other	504	524	545

	4,946	4,594	4,614
Decrease (increase) in inventory	(11)	7	4

	$4,935	$4,601	$4,618

C.	Selling, general and administrative expenses

	Year ended December 31,

	2 0 0 5	2 0 0 4	2 0 0 3

Marketing costs	$417	$664	$690
Selling expenses	11,674	10,668	9,054
General and administrative expenses	3,356	2,442	2,702
Depreciation	203	188	199

	$15,650	$13,962	$12,645

Advertising expenses for the years ended December 31, 2005, 2004 and 2003 were approximately $87, $157 and $195, respectively.