Form 20-F
period 2006-12-31
CIMATRON LTD
filed 2007-06-28
CIK 1008595

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006	Commission File No. 000-27974

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

8,001,270 Ordinary Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes    ☒ No

If this report is an annual or transition report, Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes    ☒ No

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

Selected Financial Data

        The following selected financial statement of income data for the years ended December 31, 2004, 2005 and 2006, and the balance sheet data as of December 31, 2004, 2005 and 2006 are derived from the financial statements set forth elsewhere in this Report. The selected financial statements of income data for the years ended December 31, 2002 and 2003 and the selected balance sheet data as of December 31, 2002 and 2003, are derived from other audited financial statements not included in this report. The audited financial statements have been prepared in accordance with accounting principles generally accepted in the United States, or U.S. GAAP. The financial statements for the years ended December 31, 2003, 2004, 2005 and 2006 were audited by Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, independent auditors. All of the financial data set forth below should be read in conjunction with "Item 5 - Operating and Financial Review and Prospects" and the audited financial statements and notes thereto (together, the "Financial Statements") and other financial information included elsewhere in this annual report.

	December 31,
	2002	2003	2004	2005	2006
	(In thousands of US$, except per share data)

Statement of Income Data:
Revenue:

Products	11,150	10,448	11,370	8,968	9,642
Services	10,478	11,161	11,793	11,957	11,817

Total	21,628	21,609	23,163	20,925	21,459

Cost of revenue:
Products	3,234	3,056	2,923	3,367	2,154
Services	1,783	1,562	1,678	1,568	1,469

Total	5,017	4,618	4,601	4,935	3,623

Gross profit	16,611	16,991	18,562	15,990	17,836
Research and development costs, net	5,562	5,210	5,554	4,815	4,426
Restructuring costs	(250)	-	-	-	-
Selling, general and administrative expenses	11,670	12,645	13,962	15,650	13,362

Operating profit (loss)	(371)	(864)	(954)	(4,475)	48
Financial income (expenses), net	428	369	445	(148)	574
Other income (expenses)	1	203	144	1	(5)

Income (loss) before taxes	58	(292)	(365)	(4,622)	617
Taxes on income	(48)	(9)	(23)	(2)	(27)

Income (loss) after income taxes	10	(301)	(388)	(4,624)	590
Company's equity in results of affiliated
company	-	-	-	(5)	(105)

Minority interest in results of subsidiary	-	-	-	36	29

Net income (loss)	10	(301)	(388)	(4,593)	514

Net income (loss) per share	*	(0.04)	(0.05)	(0.59)	0.07
Weighted average number of shares
outstanding	7,981	7,838	7,835	7,835	7,835

* Less than $ 0.01

	December 31,
	2002	2003	2004	2005	2006
	(In thousands of US$)

Balance Sheet Data
Cash and cash equivalents	4,077	3,124	1,711	2,708	5,597
Short-term investments	4,017	6,358	6,381	2,167	-

Total cash, cash equivalents and short-term
investments	8,094	9,482	8,092	4,875	5,597
Working capital	10,861	10,639	10,306	4,328	5,342
Total assets	21,371	22,386	20,804	16,442	17,907
Total liabilities	7,212	8,865	7,956	8,456	9,062
Shareholders' equity	14,159	13,521	12,848	7,982	8,845

Risk Factors

        This annual report and statements that we may make from time to time may contain forward-looking information. There can be no assurance that actual results will not differ materially from our expectations, statements or projections. Factors that could cause actual results to differ from our expectations, statements or projections include the risks and uncertainties relating to our business described below. The risks described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Risks Related to our Business

We face intensive competition in our industry.

        The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our Cimatron E consists of integrated CAD/CAM systems. Many high-end market products are roughly similar to our Cimatron E product.

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

        Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E to be superior to existing competing products. In addition, new competitors may arise in each of the markets in which we currently operate. Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of one family of products.

        Sales and services related to the Cimatron E product family have historically accounted for substantially all of our revenue. If sales of the Cimatron E family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

        Our products are designed for use by manufacturers of consumer products or consumer product components. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could cause a reduction in demand for products manufactured by our customers. Softening consumer demand for consumer products has in the past caused a decline in the demand for our products and any future softening in demand for consumer products could cause uncertainty with respect to our expected revenues or adversely affect our revenues and operating results.

Two of our shareholders beneficially own a substantial amount of our ordinary shares and may therefore influence our affairs.

        In February 2002, two private holding companies, Koonras Technologies Ltd., or Koonras, a subsidiary of Polar Communications Ltd., and DBSI Investments Ltd. or DBSI, consummated a transaction with Zeevi Computers and Technology Ltd., or ZCT, by which they acquired, for approximately $9,900,000, all of our Ordinary Shares previously held by ZCT, representing 64.3% of our share capital (including in this calculation 166,100 of our ordinary shares which we have repurchased and which, pursuant to Israeli law, cannot be voted and possess no rights other than upon liquidation). Following this transaction, each of Koonras and DBSI beneficially owned approximately 33% of our ordinary shares and each currently continues to own approximately 32% of our ordinary shares. Accordingly, Koonras and DBSI together are expected to continue to effectively have the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. Koonras and DBSI have entered into an agreement by which, among other matters, they will each appoint one half of our directors, not including our external directors, and vote together at our shareholders’ meetings. The concentration of ownership of our Ordinary Shares by Koonras and DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares. This concentration of ownership may also adversely affect our share price, especially if these shareholders sell substantial amounts of our ordinary shares under their registration rights.

We are subject to several risks as a result of our international sales.

        To date, our products have been sold primarily in Europe, the Far East, North America and Israel. We expect that international sales will continue to represent a substantial portion of our business. Companies that engage in international sales are subject to a number of risks, such as:

—	agreements may be difficult to enforce through a foreign company's legal system;
—	foreign countries could impose additional withholding or other taxes on our income;
—	foreign countries could impose tariffs or adopt other restrictions on foreign trade;
—	fluctuations in exchange rates;
—	changes in general economic conditions in one or more countries could affect product demand;

—	the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce; and
—	difficulties in managing overseas subsidiaries and international operations, including difficulty in retaining or replacing local management.

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

        We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. In addition, our Providers in Italy and Japan each accounted for more than 10% of our revenues in 2006. In July 2005 we acquired 27.5% of the shares of the Italian Provider and an option to purchase its remaining outstanding shares from its shareholders and granted the Provider’s shareholders an option to require us to purchase 49% of the Provider’s share capital under specific circumstances. In May 2007, our board of directors approved the exercise of our option to increase our holdings in the Italian Provider to 51%, which increase is scheduled to take effect during the first week of July 2007. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with our Italian Provider and the options received both by us and the Provider’s shareholders. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. See “Item 4 – Information on the Company – Business Overview.”

Following our acquisition of 51% of MicroSystem, its results of operations may have a material impact on our results of operations.

        Following the exercise of our option to increase our holdings in MicroSystem, our Italian Provider, to 51%, which increase is scheduled to take effect during the first week of July 2007, we will fully consolidate the results of Microsystem, subject to exclusion of minority interest. Therefore, Microsystem’s results of operation, including revenues, gross margins and operating income, could have a material effect on our results of operation including revenues, gross margins and operating income. The consolidation of Microsystem’s financial statements will also increase the impact of changes in the Euro – dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

We have a history of annual and quarterly losses and cannot assure you that we will continue to remain profitable on an annual basis or remain profitable on a quarterly basis in the future.

        We incurred net losses of approximately $0.4 million and $4.6 million in 2004 and 2005 respectively. Although we had net income of $0.5 million in 2006 and net income of approximately $0.2 million in the first quarter of 2007, we cannot be certain that we will maintain profitability on a quarterly or annual basis.

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

Prior to 2006 we experienced decreases in our revenues from products. If this trend will return, it will likely adversely affect our gross margins and profitability.

        Although our revenues from the sales of products increased to approximately $9.6 million in 2006 from approximately $9.0 million in 2005, product revenues have decreased from approximately $11.4 million in 2004. At the same time, revenues from maintenance and services have remained generally unchanged at approximately $11.8 million to approximately $12.0 million. Our gross margin from products is higher than our gross margin from services. This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products. If our overall percentage of revenues comprised by maintenance and service revenues will increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products will decrease, such decrease may adversely affect our future maintenance and service revenues, as it may result in a smaller user base to purchase maintenance and service contracts from us.

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

        Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with substantially all of our employees in Israel. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period. Under current Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us. For example, Israeli courts have required employers seeking to enforce non-compete undertakings of a former employee to demonstrate that the competitive activities of the former employee will harm one of a limited number of material interests of the employer that have been recognized by the courts, such as the secrecy of a company’s confidential commercial information or its intellectual property. If we cannot demonstrate that harm would be caused to us, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

Any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

        One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we acquired 27.5% of the shares of our Italian distributor and an option to purchase the remaining outstanding shares of that company from its stockholders, and granted the distributor’s shareholders an option to require us to purchase 49% of the distributor’s share capital under specific circumstances. In May 2007, our board of directors approved the exercise of our option to increase our holdings in our Italian distributor to 51%, which increase is scheduled to take effect during the first week of July 2007. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider, which thereafter became a wholly owned subsidiary. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with our Korean distributor and Italian distributor and the options received both by us and the shareholders of the Italian distributor. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. If we acquire or invest in another company, we could have difficulty assimilating that company’s personnel, operations, technology or products and service offerings into our own or the key personnel of the acquired company may decide not to work for us. These difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

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

We may not be successful in our arbitration proceedings with Omega.

        In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against us, claiming that we caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join us. In September 2004, Omega submitted a statement of claim to an arbitrator for an amount of $20,000,000 for damages caused to it due to the employment of the four employees in question. The arbitration process is now in its final stage. We believe that there is no merit to the claim, which we have continuously vigorously opposed, but we have nevertheless accrued in the fourth quarter of 2005 a sum of $250,000 for this claim. We cannot give any assurance that we will be victorious or that the arbitration award will not exceed the amount we accrued. See “Item 8 – Financial Information – Legal Proceedings” for more information regarding this claim.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

        To date, most of the software relating to the Cimatron E family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations.

We may not be successful in protecting our intellectual proprietary technology and this could result in the loss of revenue.

        We primarily rely on a combination of trade secret, copyright and trademark laws, together with non-disclosure agreements and trademark measures (such as software protection “locks”), to establish and protect proprietary rights in our products. The measures afford only limited protection and, accordingly, there can be no assurance that the steps that we take to protect these proprietary rights will be adequate to provide misappropriation of the technology or independent development of similar technology by others. This is particularly a problem in foreign countries where the laws may not protect our proprietary rights as fully as the laws of the United States do. For instance, we have encountered significant piracy problems in certain jurisdictions, including in Brazil, Taiwan, Israel and China, where we face significant competition from pirated copies of our products. These problems may increase as many of our customers and their competitors migrate their businesses to lower cost labor markets in the Far East. Despite our best efforts to protect proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary.

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

        Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. To the extent that the value of the New Israeli Shekel increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of inflation/ deflation in Israel or the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation (deflation) amounted to 1.2%, 2.4% and (0.1)% for the years ended December 31, 2004, 2005 and 2006, respectively. If the U.S. dollar cost of our operations in Israel increases, our dollar-measured results of operations will be adversely affected. The New Israeli Shekel revaluation (devaluation) in relation to the U.S. dollar amounted to (1.6)%, 6.8% and (8.2)% for the years ended December 31, 2004, 2005 and 2006, and to (4.5%) for the five-month period ended May 31, 2007.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices and research and development facilities are located in Israel. In addition, a portion of our sales is made to customers in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon up to 50 miles into Israel. There can be no assurance that the recent relative calm will continue. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

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

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to March 31st, 2007 in the amount of $1.6 million, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above-mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005, could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements or if the amount that we become obligated to pay exceeds the amounts for which we have accrued in our financial statements, such payments would negatively impact our earnings.

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

History and development of the Company

        We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers, as well as discrete part manufacturers. We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers and discrete part manufacturers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time.

        In July 2005 we acquired 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro. Under the agreement, we also received an option to acquire up to 100% of Microsystem from Microsystem’s shareholders and Microsystem’s shareholders received an option to require us to purchase 49% of Microsystem’s share capital under specific circumstances. In May 2007 our board of directors approved the exercise of our option to increase our holdings in our Italian distributor to 51%, which increase is scheduled to take effect during the first week of July 2007. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with Microsystem and the options received both by us and Microsystem’s shareholders. The transaction was designed to significantly enhance Microsystem’s financial position and balance sheet, and to strengthen our leading position in Italy, one of our key markets in Western Europe. Under the terms of the agreement, Microsystem’s marketing, sales, and support groups remained in their current offices throughout Italy, nevertheless, in the last two years Microsystem went through a comprehensive restructuring and turnaround.

        During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean provider for approximately $225,000 plus an additional payment subject to collection of certain receivables, following which such provider became our wholly owned subsidiary.

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

        The development process for the mechanical design and manufacturing of products generally includes the following steps:

—	conceptual design of the product and its components;

—	tool design and detailed design for manufacturing;

—	creating the toolpath data in the form of numerical control, or NC, codes that provide the instructions for a machine to cut a part according to specifications received; and

—	manufacturing the product.

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

        The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

—	the compatibility of our products with other software applications and existing and emerging industry standards;

—	our ongoing product and feature development;

—	the offering of unique innovative products to the tooling and manufacturing industries;

—	the level of our product breadth and integration;

—	the technical expertise and support that we provide;

—	the flexibility of our products;

—	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

—	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

        Cimatron E

Cimatron E, our current generation of CAD/CAM solutions for the tooling and production industries, was initially released in September 2001. We released our newest version of the Cimatron E (Version 8.0) in March 2007. Cimatron E provides comprehensive tools, applications and process-automation solutions for the tooling and manufacturing industries.

With Version 8 of Cimatron E, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

–	A new application for progressive die design, covering the entire spectrum of quoting, strip design, tool design, and manufacturing, compressing weeks of work into days;
–	New automated drilling capabilities, reducing programming time by up to 80%;
–	NC-Preview functionality, presenting machining results in a matter of seconds and eliminating errors early in the process;
–	Concurrent mold design and the ability to handle mega-size molds, allowing multiple users to work on the same assembly with increased speed and ease; and
–	New enhancements in 5-Axis Production, delivering higher performance and better user control.

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

Master Solution

Master Solution includes all features of the Designer Solution and the NC Solution integrated into an end-to-end system, providing the tools and capabilities users need for designing and manufacturing complex CAD/CAM projects. Master Solution includes SAT, STL, PFM and one DI optional module (DWG, DXF or VDA)

Electrode Solution

Electrode Solution includes all the tools necessary to create and design EDM electrodes out of a given part model, including the industry leading QuickElectrode application. Electrode Solution comes complete with a choice of one DI optional module (IGES, STEP or VDA). The Electrode Solution is competitively priced in comparison with a similar general purpose configuration.

Electrode Pro Solution

Electrode Pro Solution includes the tools necessary to create, design and manufacture EDM electrodes, including the industry leading QuickElectrode application and full 3X milling tools. Electrode Pro Solution comes complete with a choice of one DI module (IGES, STEP or VDA). The Electrode Pro Solution is competitively priced in comparison with a similar general purpose configuration.

Student Package

The Cimatron Student Package is a limited Cimatron package for students’ home use. The package covers most of Cimatron E’s capabilities, and enables execution of small non-commercial projects. CAD modules include the following: Wire-frame, Surfacing and Solid part Modeling; Assembly; Drafting; Sketcher; Catalog Tools; QuickSplit; QuickCompare; QuickElectrode; and MoldDesign. CAM modules include 2.5X – 3X milling and 3X simulator. The system includes read-only Data Interface for IGES, VDA, STEP, DXF, and DWG. The package is protected via software mechanism and does not require a hardware protection plug.

View Only System

View Only System provides tools to view and check CAD/CAM projects. The system includes powerful 3D modeling and drafting capabilities, as well as key Cimatron modules, such as QuickSplit, QuickElectrode and viewing of 2.5X – 3X milling, including the 3X simulator. No “save” is possible with a View Only system. The system includes read-only translators to all leading standard formats: DXF, DWG, IGES, STEP, VDA, SAT, STL, and PFM.

        In addition, the Cimatron E product family includes the following optional vertical applications, optimized for manufacturing:

Mold Design

A complete Mold Design vertical application based on hybrid 2D/3D technology. Mold Design automates the mold base and component design process, and offers an innovative parametric and fully associative approach to the mold housing design process. Optimized applicative tools support the various mold design sub-systems, such as Cooling, Ejection, Sliders and Lifters and Inserts.

Die Design

The Die Design application allows the user to create complex strips for progressive dies, as well as transfer dies. It offers analysis tools, nesting and strip layout tools, and many advanced forming tools (bend, unbend, twist, unfold and more) that allow the creation of intermediary shapes that form the strip. In addition it includes a set of tools that help the user create and locate a complex array of trimming punches on the strip.

Following Strip Design, the application allows the user to build the die tool around the strip. It includes tools for creation of die sets as well as trimming and forming punches and other die components.

Quick Electrode

QuickElectrode is an EDM electrode design package used to automate the whole electrode process. QuickElectrode is used for burn area selection, electrode design, management, documentation and manufacturing. It also includes the generic EDM Setup utility, which exports burning parameters from Quick Electrode.

ECO Manager

This is a complete Change Management application. It contains interactive tools that automatically compare between two geometry sets to identify engineering changes. It marks and displays the differences and changes, and saves the results in different file levels, supporting multiple ECO handling.

5 Axes Production

Complete package for 5X milling and drilling, including 5X Rough, finish and local operations. Ideal for complex tasks, such as milling inlets and impelers, 5X Production is mainly used for discrete part manufacturing in demanding industries, such as Aerospace.

Micro-Milling

Dedicated NC application for milling miniature high precision parts, with sub-micron tolerances. Micro Milling allows the use of all Cimatron NC procedures with very small tools and for very fine geometry. Micro milling is supported in 3X and 5X configurations.

Marketing and Distribution

        We employ a broad range of marketing activities to promote our products and develop name recognition and visibility. We use print and online advertising, trade shows, seminars, direct mail, online promotions, and regional marketing development in an effort to further penetrate the tooling and manufacturing segments of the CAD/CAM market. In addition to online promotions, we use the Internet as a marketing tool that increases our visibility in the marketplace, offers downloadable product demonstrations and facilitates communication between our clients and us.

        Additionally, we have been increasing our penetration to the target market of mold, tool, die and fixture makers, as well as discrete part manufacturers, in an effort to become the lead supplier of CAD/CAM solutions to these segments of the manufacturing market. Our strategy involves examining the functionality of current and future products through in-depth focus-meetings with mold, tool, die fixture and discrete part makers, thereby making customers partners in the development of custom solutions for these market segments.

        We distribute our products to end-users in approximately 35 countries in five continents through certain of our subsidiaries, directly in Israel and through a network of independent Providers. Between us, our subsidiaries and our Providers, our family of products is currently supported at over 8,500 customer sites with more than 20,000 installations.

        Providers

        We believe that our Providers are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions. Providers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selling, installation, training and maintenance. Providers are carefully selected on the basis of their ability to distribute and service our entire product line, with special emphasis on the ability of their engineering and sales teams to provide customer support.

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

        A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions). Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our Providers in Italy and Japan, no Provider accounted for more than 2.5% of our total revenue for the year ended December 31, 2006. In July 2005 we acquired 27.5% of our Italian Provider and an option to purchase its remaining outstanding shares from its stockholders. In May 2007 our board of directors approved the exercise of our option to increase our holdings in our Italian distributor to 51%, which increase is scheduled to take effect during the first week of July 2007. This holding increase will change its statues from an independent provider to a subsidiary.

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

        Subsidiaries

        Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006. We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German Provider. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider following which it became a wholly owned subsidiary. In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998. In late 2006 we transferred our business activity in France to an independent provider and practically stopped the activity of our French subsidiary. During April 2007 we began a process of transitioning our business activity in the United Kingdom from our United Kingdom subsidiary to an independent provider with the intent of achieving greater efficiencies in our United Kingdom business. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with Microsystem, our Italian provider and our anticipated increase in holdings thereof.

Customers

        Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. Our customers are located in approximately 35 countries worldwide.

        In the years ended December 31, 2006, 2005 and 2004, approximately 52%, 51% and 57%, respectively, of our revenues were from Europe; approximately 7%, 8% and 8%, respectively, of our revenues were from Israel; approximately 23%, 22% and 19%, respectively, of our revenues were from the Far East; approximately 17%, 18% and 15%, respectively, of our revenues were from North America; and approximately 1%, 1% and 1%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

        The following tables represent a geographical breakdown of our revenues from products and services from the last three years (in thousands of U.S. dollars):

        2006

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	4,027	41.8%	6,848	58.0%
Israel	358	3.7%	1,151	9.7%
Far East	3,531	36.6%	1,505	12.7%
North America	1,397	14.5%	2,234	18.9%
Other	329	3. 4%	79	0.7%
Total	9,642	100.0%	11,817	100.0%

        2005

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	3,802	42.4%	6,974	58.3%
Israel	435	4.9%	1,204	10.1%
Far East	3,048	34.0%	1,576	13.2%
North America	1,607	17.9%	2,108	17.6%
Other	76	0.8%	95	0.8%
Total	8,968	100.0%	11,957	100.0%

        2004

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	6,039	53.1%	7,216	61.2%
Israel	734	6.5%	1,206	10.2%
Far East	3,033	26.7%	1,373	11.6%
North America	1,498	13.1%	1,911	16.2%
Other	66	0.6%	87	0.8%
Total	11,370	100%	11,793	100%

        Other than our Provider agreements and certain maintenance contracts with customers in Israel, we currently have no significant long-term contracts with any customer and sales are generally made pursuant to purchase orders received from distributors.

Potential Fluctuations in Operating Results; Seasonality

        Potential Fluctuations in Operating Results

        See “Item 3 – Risk Factors – We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares” for a discussion of factors which may cause annual or quarterly fluctuations in the results of our operations.

        Seasonality

        We sell our products to corporations and our sales are therefore subject to the fiscal and budgeting cycles of these corporations. Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the third quarter are traditionally the lowest due to the summer vacations and in the first and second quarters sales are slower than in the fourth quarter but higher than in the third quarter.

Organizational Structure

        Our principal shareholders, Koonras and DBSI, hold 2,560,360 and 2,565,950 shares, representing approximately 31.84% and 31.91% of our outstanding share capital, respectively. Koonras and DBSI have entered into an agreement by which a number of their shares equal to, or greater than, 25.05% of our issued and outstanding share capital cannot be sold by either party without first offering such holding to the other party. Additionally, under such agreement, in the event that the selling party’s offer is refused, the other party shall then have the right to participate, pro-rata, with the selling party in the sale of its shares to a third party. Additionally, Koonras and DBSI have agreed that they will each appoint half of our directors, not including our external directors required to be appointed under Israeli law and independent directors required to be appointed under the Nasdaq’s listing qualifications, and that they will vote together at our shareholders meetings.

        For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

        Property, Plants and Equipment

        We do not own any real property. We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2.100 square meters at this facility. As of January 10, 2006, we occupy approximately 1,750 square meters at this facility. In 2006, the aggregate annual lease payments for the office premises were approximately $255 thousand. The initial term of this lease ended on June 30, 2006 and we have exercised our option to extend the lease for an additional three years.

        The following table represents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2006 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)

Headquarters in Israel	Givat Shmuel	255

North American subsidiary	Michigan and Illinois (U.S.)*	84

German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	230

French subsidiary	Oyonnax (Since February 2005 - Lyons)	14

UK subsidiary	Huddersfield	21

Japanese subsidiary	Tokyo	4

Chinese subsidiaries	Beijing
	Wuxi
	Chengdu
	Shanghai
	Guangzhou
	Fujian	58

Korean subsidiary		30

Indian subsidiary		9

	Total	705

* These offices are responsible for our marketing efforts in Canada as well.

Item 5.	Operating and Financial Review and Prospects

Overview

        We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.

        In July 2005 we acquired 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro, and an option, which we refer to as the First Call Option, to acquire up to additional 23.5% of Microsystem from Microsystem’s shareholders. In May 2007 our board of directors approved the exercise of this option at the stated exercise price of $599,250. The exercise is scheduled to take effect during the first week of July 2007. In addition, upon exercise of the First Call Option we will have a second option, which we refer to as the Second Call Option, to acquire up to the remaining 49% of Microsystem’s share capital, for an exercise price of approximately $1.25 million. The Second Call Option is exercisable at any time within a thirty-day period, which we refer to as the Second Option Exercise Period, starting on the twelve month anniversary of our exercise of the First Call Option. In addition, once we exercise the First Call Option, any remaining other shareholders of Microsystem will have an option to require us to purchase, at any time during the Second Exercise Period, 49% of Microsystem’s share capital, for consideration of approximately $1.25 million. We have accounted for the original acquisition under the equity method and accordingly, as of July 1, 2005 we commenced recording our share of Microsystems’s profits or losses in our consolidated financial statements. Once we exercise the First Call Option and increase our holding in Microsystem to 51%, we will fully consolidate the results of Microsystem, subject to exclusion of minority interest. This change is expected to take place in the third quarter of 2007.

        During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean provider for approximately $225,000 plus an additional payment subject to collection of certain receivables, following which such provider became our wholly owned subsidiary.

        We released our newest version of the Cimatron E (Version 8.0) in March 2007, to include significant improvements such as a new application for progressive die design, new automated drilling capabilities, NC-Preview functionality, concurrent mold design and the ability to handle mega-size molds, and new enhancements in 5-Axis Production.

        Revenues

        We derive revenues mainly from (a) sale of our products, including software and hardware components, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services. Revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues. We provide maintenance services pursuant to maintenance contracts, which either provide for annual maintenance fees or for the payment of maintenance fees upon the provision of upgrades to our products. Generally, maintenance contracts are for a one-year term. It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis. While customers in most markets do purchase maintenance services from us, our customers in the Far East (other than in Japan) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

        Cost of Revenues

        Our cost of revenue consists of five major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel and in our subsidiaries, (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to the Israeli Office of the Chief Scientist and (e) amortization of capitalized software development costs.

        Software Development Costs

        Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2004 and 2006 costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2004 and 2006 have been expensed. In 2005 we capitalized approximately $0.2 million in connection with the development of Cimatron E 7.0.

        Primary and Reporting Currency

        We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2004, 2005 and 2006 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

        Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. In 2005 and 2006 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. In 2004 there was inflation coupled with a devaluation of the U.S. dollar against the NIS. During the first five months of 2007 the US Dollar has continued to devaluate against the NIS. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected.

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

        Our sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 – 120 days. For some customers with whom we have long-standing relationships and based on past experience with those customers and the same software products, we may grant payment terms of not over 180 days. Any payment terms that exceed 180 days must be approved by our Chief Financial Officer prior to the signing of any purchase order.

        Our arrangements do not include any refund provisions nor are payments subject to milestones. In addition, substantially all of our arrangements do not contain customer acceptance provisions.

        We have no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, other than a provision of approximately $64,000, no provision in respect of warranties or post-contract customer support is included in our financial statements.

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

Operating Results

	December 31,
	2004	2005	2006
	In thousands of US$ (except per share data)

Statement of Income Data:
Revenue:

Products	11,370	8,968	9,642
Services	11,793	11,957	11,817

Total	23,163	20,925	21,459

Cost of revenue:
Products	2,923	3,367	2,154
Services	1,678	1,568	1,469

Total	4,601	4,935	3,623

Gross profit	18,562	15,990	17,836

Research and development costs	5,554	4,815	4,426
Selling, general and administrative expenses.	13,962	15,650	13,362

Operating income (loss)	(954)	(4,475)	48
Financial income (expenses), net	445	(148)	574
Other income (expenses)	144	1	(5)

Income (loss) before taxes	(365)	(4,622)	617
Taxes on income	(23)	(2)	(27)

Income (loss) after income taxes	(388)	(4,624)	590
Company's equity in results of affiliated company	-	(5)	(105)
Minority interest in results of subsidiary	-	36	29

Net income (loss)	(388)	(4,593)	514

Net income (loss) per share (basic and diluted)	(0.05)	(0.59)	0.07

Weighted average number of shares outstanding.	7,835	7,835	7,835

	December 31,
	2004	2005	2006
	In thousands of US$

Balance Sheet Data
Cash and cash equivalents	1,711	2,708	5,597
Short-term investments	6,381	2,167	-

Total cash, cash equivalents and short-term investments	8,092	4,875	5,597
Long term marketable investments	-	1,309	1,287
Working capital	10,306	4,328	5,342
Total assets	20,804	16,442	17,907
Total liabilities	7,956	8,460	9,062
Shareholders' equity	12,848	7,982	8,845

        Revenue

        Our total revenues increased to approximately $21.5 million in 2006 from approximately $20.9 million in 2005 and decreased from approximately $23.1 million in 2004. Our revenues from the sale of products increased to approximately $9.6 million in 2006 from approximately $9.0 million in 2005 and decreased from approximately $11.4 in 2004. The increase in the sale of products in 2006 was mainly due to an increase of approximately $0.2 million in sales in Europe, which was in part due to the higher Euro – dollar exchange rate, and an increase of approximately $0.5 million in sales in the Far-East, as we continue our efforts to penetrate the emerging markets in this region. Such increases were partially offset by decreases of sales in other regions. As 51% of our 2006 revenues were derived from European countries, changes in the Euro – dollar exchange rate can significantly influence our revenues. Although the Euro – dollar exchange rate in 2005 was lower than in 2006, it did not have a significant influence on our 2006 results of operations as compared to 2005, due to the fact that the influence of low rate in 2005 was partially offset by the influence of Euro – dollar options we had during 2005. We expect the Euro – dollar exchange rate to have an increasing influence on our revenues and results of operation after we begin consolidating Microsystem’s financial results with ours, as substantially all of Microsystem’s revenues are Euro-denominated. The decrease in the sale of products in 2005 as compared to 2004 was mainly due to a decrease of 37.3% in sales in Europe. In addition, 5% of the decrease in sales revenues was due to the fall in the Euro – dollar exchange rate. Total revenues in 2005 were primarily influenced by mold, tool, die and fixture makers in Europe, migrating their operations to low cost labor markets in the Far East, which markets are also characterized by lower prices and by higher usage of pirated copies of software products. While we believe that this trend may continue, we have adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less frequent. In addition, we have increased our sales efforts in China and in other emerging markets, in order to, among others things, attempt to set off the decreases in Europe. As a percentage of revenues, our revenues from the sale of products decreased from approximately 49.1% in 2004 to approximately 42.9% in 2005 and increased to approximately 45% in 2006. Our revenues from services decreased in 2006 to approximately $11.8 million from approximately $12.0 million in 2005 and were similar to approximately $11.8 million in 2004. As a percentage of revenues, our revenues from services increased from approximately 50.9% in 2004 to approximately 57.1% in 2005 and decreased to approximately 55% in 2006.

        Cost of Revenue

        Cost of revenue decreased in 2006 to $3.6 million, from approximately $4.9 million in 2005 and $4.6 million in 2004. The decrease in 2006 resulted mainly from the implementation of a cost reduction plan in the second half of 2005. The overall increase in costs of revenue in 2005 was due to our write-off of capitalized software development expenses in the amount of $0.8 million, which was offset by a decrease in all other components of our costs revenue, in line with the decrease in product sales. Cost of revenues in 2004 included an increase in royalties to the OCS in the amount of $0.2 million, which offset a decrease in the amount of $0.2 million in salaries and employee benefits.

        Gross Profit

        Gross profit, as a percentage of total revenue, was 83.1%, 76.4% and 80.1% in 2006, 2005 and 2004, respectively. The increase in percentage in 2006 resulted mainly from our cost reduction plan implemented during the second half of 2005.

        Research and Development, Patents and Licenses, etc.

        Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $4.4 million in 2006, $4.8 million in 2005 and $5.6 million in 2004. The decreases in 2006 and in 2005 were due mainly to our cost reduction plan implemented during the second half of 2005.

        Selling, General and Administrative Expenses

        Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2004, 2005 or 2006 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid for management services to DBSI and Koonras and (e) reserves for doubtful debts.

        Selling, general and administrative expenses decreased to $13.4 million in 2006 from $15.6 million in 2005 and $14.0 million in 2004. The main reason for the decrease in 2006 was the cost reduction plan implemented in the second half of 2005. The main reason for the increase in 2005 compared to 2004 was the implementation of the organizational changes and cost reduction plan that resulted in termination and severance payments in 2005.

        Financial Income (Expenses), net

        Financial income (expenses), net, consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on trade receivables and tax rebates and currency translation adjustments between the U.S. dollar exchange rate imposed on our assets and liabilities. Financial income (expenses), net, were $0.6 million in 2006, compared to $(0.1 million) in 2005 and $0.4 million in 2004, respectively. The increase in financial income, net, in 2006 was due primarily to the devaluation of the U.S. Dollar in relation to the Euro and the New Israeli Shekel. The decrease in financial income, net, in 2005 compared to 2004 was due primarily to the devaluation of the Euro in relation to the U.S. dollar.

        Net Income (Loss)

        We incurred net losses of approximately $0.4 million and $4.6 million in 2004 and 2005 respectively, and recorded net income of $0.5 million in 2006. Although we had net income in 2006 and net income of approximately $0.2 million in the first quarter of 2007, we cannot be certain that we will maintain profitability on a quarterly or annual basis. If the percentage of our overall revenues comprised by service revenue will increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products will decrease, such decrease may adversely affect our future service revenues, as it may result in a smaller user base to purchase service contracts from us. See “Item 3 – Risk Factors.” For a geographical breakdown of our revenues, please refer to “Item 4 – Information on the Company – Geographical Breakdown of our Revenue.”

Effective Corporate Tax Rate

        We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 2000. Generally, as of January 1, 2007, Israeli companies are subject to corporate tax of 29% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 31%). The corporate tax rate was reduced in July 2005, from 31% for the 2006 tax year to 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. We believe that our effective tax rates in the U.S., Germany, France, the U.K., China, Japan, India and Korea would have been approximately 35%, 25%, 33%, 19%, 33%, 31%, 34% and 27.5%, respectively, for the year ended December 31, 2006, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $8.4 million as of the end of 2006. In addition, as of December 31, 2006, we had approximately $6.4 million in net operating loss carryforwards in North America, $1.4 million in Germany, $2.5 million in France and $0.5 million in the U.K. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

        We have been granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959 continuously since 1994. Consequently, we are eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise plan is exempt from tax for a period of two years, commencing in the first year in which we generate taxable income from such Approved Enterprise (subsequent to use of all Israeli tax loss carryforwards), and is subject to a reduced tax rate of 25% for a further five years, respectively. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

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

        As of December 31, 2006, we had $6.9 million in cash and marketable investments. During 2006, net cash provided by operating activities was $1.3 million, and was comprised of our net profit of $0.5 million, non-cash use of depreciation and amortization of $0.5 million, increase in accrued severance pay of $0.5 million and increase in trade payables, accrued expenses and other liabilities of $0.4 million, partially offset by increase in deposits with insurance companies and severance pay fund of $0.4 million and decrease in debts to related parties of $0.2 million. In addition, long-term investments in the amount of $2.2 million reached maturity and were reclassified as cash and cash equivalents. Furthermore, we utilized a renewable loan in the amount of $0.5 million from a Swiss bank, which is secured by all our assets held by the bank. Such assets vary from time to time. Until recently the loan had a 6-month term and was renewable every 6 months provided that we had other assets in the bank. So long as amounts under the loan are outstanding, we are not allowed to use our assets in the bank in an amount that would exceed the amount of the loan. In May 2007 we renewed the loan for an additional term of three months.

        In addition to the cash provided by investing activities described above, we invested $0.1 million in acquisition of affiliated companies, and $0.5 million in the purchase of property and equipment, resulting in net cash provided by investing activities of $1.6 million.

        These transactions caused our aggregate amount of cash and cash equivalents to be $5.6 million as of December 31, 2006 as compared to $2.7 million as of December 31, 2005, and our short-term and long-term marketable investments to be $1.3 million as of December 31, 2006, as compared to $3.5 million as at December 31, 2005.

        As of December 31, 2006, our combined cash and cash equivalents and short-term and long-term marketable investments totaled $6.9 million, compared to $6.2 million as of December 31, 2005. As of December 31, 2006, our working capital was $5.3 million and our total assets were $17.9 million, compared to $4.3 million and $16.4 million, respectively, as of December 31, 2005. The increase in working capital resulted from an increase in cash and cash equivalents and short term investments, trade account receivables, and inventory, offset by an increase in trade payables and accrued expenses and other liabilities. The change in total assets resulted from an increase in cash and cash equivalents and short-term investments, deposits with insurance and severance funds, offset by an increase in accrued expenses and other liabilities and accrued severance pay.

        Our trade receivables, net of allowance for doubtful accounts on December 31, 2006 totaled $4.8 million, compared to $4.5 million on December 31, 2005. The increase was due to higher sales in 2006. The collection cycle remained unchanged during 2006 compared to 2005. We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten the collection cycle.

        Our capital expenditures for 2006 amounted to approximately $0.5 million and were mostly for the purchase of computers, computer equipment and other office equipment.

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

        The exchange rate between NIS and the U.S. dollar has fluctuated during the past six months (December 2006 – May 2007) from a low of NIS 3.932 to the dollar to a high of NIS 4.26 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the six most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =

December 2006	4.176	4.234
January 2007	4.187	4.260
February 2007	4.183	4.254
March 2007	4.155	4.222
April 2007	4.014	4.135
May 2007	3.932	4.065

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2002 - December 31, 2002	4.738 NIS/$1
January 1, 2003 - December 31, 2003	4.548 NIS/$1
January 1, 2004 - December 31, 2004	4.478 NIS/$1
January 1, 2005 - December 31, 2005	4.503 NIS/$1
January 1, 2006 - December 31, 2006	4.466 NIS/$1

        In 2002 the rate of inflation was 6.5% and the rate of devaluation of the NIS against the dollar was 7.27%. In 2003, there was on the one hand a devaluation of the U.S. dollar against the NIS and on the other hand a deflation. In 2004 the rate of inflation was approximately 1.2% and the U.S. dollar was devaluated against the NIS by 1.6%. In 2005 the rate of inflation was approximately 2.4% and the U.S. dollar was devaluated against the NIS by 6.8%. In 2006 the rate of inflation was approximately (0.1)% and the U.S dollar was devaluated against the ILS by 8.2%.

        Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge 50% to 80% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from decreases in the Euro – U.S. dollar exchange rate and to hedge 60% to 80% of our NIS denominated expenses to protect against an increase in reported expenses arising from increases in the U.S. dollar – NIS exchange rate. However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low. The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2006 we had no currency exchange options. As of May 31, 2007, we had currency exchange options to sell up to 1.47 million Euro for a total amount of $1.91 million, and had written currency exchange options to sell up to 1.47 million Euro for a total amount of $2.03 million that were scheduled to expire prior to December 31, 2007. As of December 31, 2006, we had currency forward transactions to sell $2.04 million for a total amount of NIS 9.17 million until March 29, 2007. As of May 31, 2007 we had no currency forward transactions. See “Item 11 – Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents, licenses, etc.

        We conduct our research and development operations primarily in Israel and to a small extent in Russia. Our research and development efforts have been financed through internal resources and through plans sponsored by the Chief Scientist of the Government of Israel, or the OCS. In the years ended December 31, 2004, 2005 and 2006 our gross research and development expenditures were $5.5 million, $4.8 million and $4.4 million, respectively (24%, 23%, and 21% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to OCS plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to OCS plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to OCS plans approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months. As of December 31, 2006, our contingent liability with respect to such grants was approximately $2.19 million, contingent upon us generating revenues from sales of products developed with funds provided by the OCS.

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Following this application and further correspondence between the OCS and us, the OCS appointed an external professional examiner to examine our claim from a technological point of view. This examiner submitted his report to the OCS in November 2005. In December 2005, the OCS appointed a second professional examiner to submit a second opinion regarding our technological claim. During January 2006 our management met with the OCS in an attempt to, among other things, accelerate the OCS’s treatment of our application. In September 2006 we received a letter from the OCS rejecting our application. Following further inquiries made by us, we continued corresponding with the OCS and in January 2007 our management met again with the OCS. As a result of this meeting the OCS agreed to continue its examination of our application. However, to date, we have not received any final decision from the OCS, despite our ongoing efforts to resolve this matter.

        Although we believe we have strong arguments to support our position, we have accrued royalty expenses in the amount of $1.6 million in our financial reports for the periods from January 1st, 2005 to March 31st, 2007, but we have not paid to the OCS any royalties associated with the products mentioned above. In light of the above-mentioned facts, we continue to evaluate and consider our next steps with the OCS, including without limitation, whether further royalty expense accruals will be necessary. See “Item 3. Risk Factors – We may be required to pay royalties to the OCS in respect of sales since January 1, 2005” for a discussion of the risks to us arising from the possibility that we may be obligated to pay to the OCS the amount we have accrued with regard to this issue or even more than such amount.

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

        In the years ended December 31, 2004, 2005 and 2006, we paid or accrued royalties to the OCS in the amount of $0.8 million, $0.7 million and $0.7 million, respectively. We intend to consider whether further accruals will be necessary in light of the facts described above concerning our application to the OCS to recognize our claim that we are no longer obligated to pay royalties on a majority of our sales subsequent to January 1, 2005.

        In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2006 with respect to such grants was $0.6 million, contingent upon our incremental exports.

        Trend Information

        We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures. Following is a summary of the material trends and uncertainties influencing our operations:

        Migration to Far East. Many mold, tool, die and fixture makers as well as discrete part manufacturers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for the manufacturing activities. We anticipate that this migration will continue and have expanded our operations in Asia, including in China, South Korea and India, in order to increase our share of those growing markets. Many of those markets, including China, South Korea and India, are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be adversely affected.

        Maintenance Revenues. It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis. While customers in most markets do purchase maintenance services from us, our customers in the Far East (other than in Japan, and South Korea to a certain extent) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis. Accordingly, our maintenance revenues may be adversely impacted to the extent that our customer base shifts to those markets in the Far East where customers often do not purchase maintenance and there is no corresponding increase in customers in other markets.

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

        Risk factors. In addition, our results of operations and financial condition may be affected by various other factors discussed in “Item 3 – Key Information – Risk Factors”, including market acceptance of our products, changes in political, military or economic conditions in Israel and in the Middle East, general slowing of local or global economies and decreased economic activity in one or more of our target industries.

E.	OFF-BALANCE SHEET ARRANGEMENTS

        Other than as discussed below, we are not party to any off-balance sheet arrangements or subject to any contingent liabilities.

        1.        With respect to our contingent liability relating to payment of royalties to the OCS, see ” – Research and development, patents, licenses, etc.” above.

        2.        As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2006 was $0.6 million, contingent upon our incremental exports.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2006:

Contractual Obligations as of December 31, 2006	Payments due by Period (US$ in thousands)
	Total		Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	3,989		1,256	2,285	448	-
Purchase Obligations and Commitments	1,220		799	421	-	-
Other Long-Term Liabilities	3,003	(1)	-	-	-	-
Total Contractual Cash Obligations	8,212		2,055	2,706	448	-

(1) Represents a provision for future severance pay obligations.

G.	Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

        As of the date of this annual report, our directors, senior management and key employees were as follows:

Name	Age	Position

Rimon Ben-Shaoul	62	Chairman of the Board
Yossi Ben Shalom	52	Director
Barak Dotan	39	Director
Kenny Lalo	49	Director
David Golan	66	Director
Ofra Brown	53	External Director
Rami Entin	56	External Director
Dan Haran	49	President and Chief Executive Officer
Ilan Erez	39	Chief Financial Officer

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

Kenny Lalo has served since 2001 as Vice President of Koonras Technologies Ltd. and as a member of the board of several of its affiliates. Mr. Lalo has acted in the capacity of “of-counsel” to the law firm of Pearl, Cohen, Latzer, Zedek since 2001. From 1993 to 2001, he served as general counsel and later as Vice President of Clal Industries and Investments Ltd. and as a member of the board of several of its affiliates. From 1986 to 1992, Mr. Lalo was an attorney in Maryland, USA. Mr. Lalo holds an LL.B. from Tel Aviv University, an M.C.L. from Georgetown University and a master’s degree in business administration from Northwestern University, Chicago.

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

Rami Entin currently serves as a director of ECtel Ltd., a Nasdaq-traded company that develops and markets fraud prevention and revenue assurance solutions for circuit-switched and packet-switched wireline and wireless networks, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin is also a director of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Gilon Business Insight Ltd., and serves as an external director of B.S.P. Biological Signals Processing Ltd. From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

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

Ilan Erez, joined us as VP Finance in May 2005 and became CFO in July 2005. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking cards. He also served as VP Operations of Silicom from May 2001 until his departure. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Arrangements for the Election of Directors

        Koonras Ltd. and DBSI Investments Ltd., our two largest shareholders (each holding approximately 32% of our share capital), control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors. Koonras and DBSI have entered into an agreement by which, among other matters, they will each appoint one half of our directors, not including our external directors, and vote together at our shareholders’ meetings.

Compensation

        During the year ended December 31, 2006, we paid, in the aggregate, approximately $0.7 million in direct remuneration to our directors and officers for services provided by them to the Company in such capacities. The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. We pay our external directors, as well as Mr. David Golan, an annual fee of $7,000 plus $335 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meeting.

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

        The initial term of an external director is three years, and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting. An external director may be removed only by the same percentage of shareholders as is required for his or her election, or by a court, and then only if he or she ceases to meet the statutory requirements for his or her appointment or if he or she violates the duty of loyalty to the company.

        Each committee of a company’s board of directors that has the right to exercise powers delegated by the board must include at least one external director and our audit committee is required to include all of the external directors. Our external directors are Ofra Brown and Rami Entin, who will complete their current terms in May 2008, in accordance with Israeli law.

        An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

        Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data.

        Audit Committee

        The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, and reviewing the quarterly and annual balance reports and recommending their approval before our board or directors. An audit committee must consist of at least three directors, including all the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

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

        We have chosen not to comply with Nasdaq Marketplace Rules 4350(c)(4)(B) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process) and 4350(c)(2) (Regularly scheduled meetings of the company’s independent directors). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors. In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the Nasdaq listing requirement of shareholder approval for the establishment of and amendments to stock option or purchase plans (Rule 4350(i)(A)), which matter is not subject to shareholder approval under Israeli law and practice.

Employees

        The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2006	2005	2004

Research and Development	56	59	84
Marketing, Sales and Customer Support	124	125	106
Administration Management and Information Systems	17	20	24
Total	197	204	214

        As of May 31, 2007, we employed 192 full-time personnel, of whom 52 (most of whom hold advanced technical degrees) were employed in research and development, 124 were employed in marketing, sales and customer support and 16 were employed in various administrative, information systems and management positions. Of these employees, 92 were employed in Israel operations, 21 were employed by our North American subsidiary, 33 were employed by our German subsidiary, 41 were employed by our Chinese subsidiaries, 2 were employed by our Indian subsidiary and 6 were employed by our Korean subsidiary. In addition, we employed 9 subcontractors’ or free-lance personnel on average during the year 2006 and as of May 31, 2007 we employed 7 subcontractors’ personnel.

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

        A general practice that we follow, which, as of May 2006, is also legally required, is the contribution of funds on behalf of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. In past years we could decide whether each employee was entitled to participate in the plan. Following a new regulation is Israel, starting May 2006 all our Israeli employees participate in such plan. Each such employee is required to contribute an amount equal to 5% of their salary per month for the managers insurance and we contribute an additional amount between 13.3% and 15.8% of their salary per month.

Share Ownership

        1998 Share Option Plan

        In April 1998, the board of directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1998 Share Option Plan is administered by our Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. Options granted vest over a period determined by the board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. As of May 31, 2007, none of these options were outstanding. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

        In March 2000, the board adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan upon the exercise of options to be granted to our directors, officers, employees and consultants. As of May 31, 2007, none of such options were outstanding.

        In August 2003, the board of directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company. These options are exercisable commencing one year after the date of grant at a rate of 25% per year, subject to the continued employment of the officers. As of May 31, 2007, 50,000 such options were outstanding at a price of $2.50 per share. For additional information relating to the stock options granted by us under the 1998 Share Option Plan, see Note 12(B) to our financial statements included in Item 18.

        2004 Share Option Plan

        In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan (“2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by our Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the Board, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of the option plan, provided that any such amendment does not adversely effect any options granted thereunder. In February 2005, 238,500 of such options were granted to employees of the Company at an exercise price of $2.20 per share and with a term of ten years, and in August 2005, the board of directors approved the grant of 32,000 of such options at an exercise price of $2.00 per share to the Company’s Chief Executive Officer. In December 2005 our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at an exercise price of $1.75-$2.00 and with a term of five years. As of May 31, 2007, 360,239 of such options were outstanding. These options are exercisable pursuant to a three (3) year vesting schedule as follows: (i) thirty three percent (33%) of the shares covered by the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the shares covered by the options become exercisable at the end of each subsequent six months period over the course of the following two (2) years, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. We intend to grant additional options under the 2004 Share Option Plan to various of our directors, executive officers and employees.

        At May 31, 2007 options to purchase 601,250 and 91,333 of our ordinary shares were available for grants to various of our directors, officers, employees and consultants under the 1998 and 2004 Share Option Plans, respectively.

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

Beneficial Ownership by Officers and Directors

        Messrs. Ben Shalom, Ben Shaoul, Dotan and Lalo may be deemed to have beneficial ownership of an aggregate of 5,126,310 of our shares, representing 63.91% of our issued and outstanding capital share, by virtue of their positions with Polar and DBSI and the voting agreement between Koonras and DBSI described elsewhere in this report.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information, as of May 31, 2007, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of the ordinary shares of our company and (ii) all directors and executive officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all our ordinary shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

Koonras Ltd.
21 Ha'arba'ah St. Tel-Aviv, Israel	2,560,360		31.84%

DBSI Investments Ltd.
85 Medinat Hayehudim St.
Herzliya, Israel	2,565, 950		31.91%

All directors and executive officers as a group (11 persons)	5,139,299	(1)	63.91%

(1)     Includes an aggregate of 5,126,310 shares beneficially held by Koonras and DBSI, by virtue of the positions held by certain of our directors on the board of directors of Koonras and DBSI, as to which such individuals disclaim beneficial ownership.

Record Holders

        As of May 31, 2007, there were 28 record holders of our ordinary shares, of which 16 represented United States record holders owning an aggregate of approximately 36% of our outstanding ordinary shares.

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

Registration Rights

        In October 2004, we granted to Koonras and DBSI the registration rights described below. This action was approved by our board, audit committee and the requisite majority of disinterested shareholders in accordance with the related party transaction requirements of Israeli law. Pursuant to the registration rights agreement entered into with them, Koonras and DBSI have the right, subject to various conditions and limitations, to require us to file a registration statement for the resale of their shares or to include their shares in certain registration statements that we file.

        Demand Registration Rights

        Koonras and DBSI, together, and pro-rata between themselves, are entitled to up to two demand registrations on Form F-1 (or an equivalent form) promulgated under the U.S. Securities Act of 1933, as amended, at our expense, provided that the anticipated aggregate offering price for the shares  to be registered, net of any underwriting discounts and commissions, shall exceed US$1,000,000.

        Notwithstanding the foregoing, we are not required to effect a demand registration during the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of, a registration statement pertaining to our securities.

        Koonras and DBSI, together, and pro-rata between themselves, also have the right to require us to effect up to four F-3 registrations, including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering for resale from time to time by such holders of all of their shares (the “Shelf Registration Statement”), but no more than two such registrations in any 12 month period, in each case, at our expense, provided, however, that we are not required to bear the cost of more than one counsel for such holders.

        We are required to use our best efforts to (a) cause the Shelf Registration Statement to be declared effective under the Securities Act within three months after the “demand” is made and (b) keep such Shelf Registration Statement continuously effective under the Securities Act until the expiration of five (5) years from the date that a Shelf Registration Statement is declared effective by the United States Securities and Exchange Commission.

        Piggyback Registration

        If (but without any obligation to do so) we propose to register for our own account any of our capital stock or other securities under the Securities Act in connection with a public offering of such securities solely for cash (subject to certain exceptions, such as the registration of employees options), then Koonras and DBSI shall be entitled to include their shares in such registration.

        The underwriter of any such offering by us shall have the right to reduce the number of shares proposed to be registered in light of market conditions, and in such event (a) the capital stock that we propose to register shall have first priority for inclusion in the relevant registration statement, and following our priority, (b) Koonras and DBSI shall have priority (pro rata among them) to have their shares included in such registration, before any other shares are included.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

        Our consolidated financial statements and other financial information are included in this annual repot in “Item 18 – Financial Statements”.

Legal Proceedings

        In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against us, claiming that we caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join us. During a period of two years (until March 2003), the plaintiff provided certain services to us. The four employees were among several employees who provided such services. The plaintiff claimed, among other things, that we undertook not to employ Omega’s employees after the termination of the project Omega performed for us. The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent us from hiring the four employees. In June, 2004, the court rejected the plaintiff’s request for an injunction. In September 2004, Omega initiated arbitration proceedings against us pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 for damages caused to Omega due to the employment of the four employees in question. In November 2004, we submitted a statement of defense denying all of Omega’s claims and asserting, among other things, that we engaged the employees upon expiration of a one-year period following termination of the agreement between us and Omega and that we therefore were allowed to do so. On October 11, 2005 Omega submitted affidavits and on January 25, 2006 we submitted our affidavits. A few evidentiary hearings were held by the arbitrator and on November 22, 2006, Omega filed its summaries. The Company filed its summaries on March 27, 2007. The arbitration process is now in its final stage. We believe that there is no merit to the claim and have continuously vigorously opposed it, but we have nevertheless accrued in the fourth quarter of 2005 a sum of $250,000 for this claim. We cannot give any assurance that we will be victorious or that the arbitration award will not exceed the amount we accrued.

        On May 9, 2007, Collins & Aikman Corporation, on behalf of themselves and certain related parties filed a complaint with the United States Bankruptcy court of Michigan, Detroit, against our wholly owned subsidiary, Cimatron Technologies, Inc. On May 17, 2005 the plaintiffs filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The plaintiffs are demanding repayment of an amount of $318,515 plus interest and expenses on the basis of, among others, that such payment was made within ninety days preceding the petition date. The payment to the subsidiary was mainly made in consideration for software delivered to the plaintiff, and to a negligible extent, for services and maintenance provided to the plaintiff. The subsidiary has engaged local counsel and intends to vigorously oppose such claim.

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

        See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with Microsystem, our Italian provider and our anticipated increase in holdings thereof.

Item 9.	The Offer and Listing

Offer and listing details

        Our ordinary shares were quoted on the NASDAQ Global Market System from March 1996 until April 17, 2001, from which time our ordinary shares have been traded on the NASDAQ Capital Market. Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT. The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside the United States. The table below sets forth the high and low bid prices of the Ordinary Shares, as reported by NASDAQ during the indicated fiscal quarters:

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:	4.58	1.29
May 2007	3.98	2.33
April 2007	4.58	3.22
March 2007	3.30	1.36
February 2007	1.43	1.36
January 2007	1.42	1.34
December 2006	1.49	1.29

Two most recent full financial years and subsequent periods:
First Quarter 2007	3.30	1.34
Forth Quarter 2006	1.73	1.16
Third Quarter 2006	1.54	1.15
Second Quarter 2006	1.53	1.15
First Quarter 2006	1.49	1.00
Fourth Quarter 2005	1.29	1.05
Third Quarter 2005	1.61	1.14
Second Quarter 2005	1.79	1.12
First Quarter 2005	2.14	1.58

Five most recent years:
2006	1.73	1.00
2005	2.14	1.05
2004	2.95	1.25
2003	2.48	0.88
2002	1.49	0.7

Markets

        Our shares are traded only on the NASDAQ Capital Market, where they are listed and traded under the symbol “CIMT”.

Item 10.	Additional Information

Memorandum and Articles of Association

Articles of Association; Israeli Companies Law

        In December 2006, our shareholders adopted amended and restated articles of association which replaced in their entirety our previous articles of association, which were approved prior to the adoption of the Companies Law and were not always consistent with the provisions of the Companies Law. Our objective as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

        We currently have only one class of securities outstanding, our Ordinary Shares, par value NIS 0.10 per share. No preferred shares are currently authorized.

        Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution carried at a General Meeting by a majority of the shares present and voting thereon (excluding abstained votes). The shareholders rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

        Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by the board of directors, upon at least 21 days prior notice to our shareholders. No business may be commenced in any annual meeting until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by the board of directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles;
—	appointment or termination of our auditors;
—	appointment and dismissal of directors;
—	approval of acts and transactions requiring general meeting approval under the Companies Law;
—	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;
—	any merger as provided in section 320 of the Companies Law;
—	the exercise of the board of directors’ powers by a general meeting, if the board of directors is unable to exercise its powers and the exercise of any of its powers is vital for our proper management, as provided in section 52(a) of the Companies Law.

        In addition, the Companies Law provides that an extraordinary meeting of our shareholders shall be convened by the board, at the request of any two directors or one quarter of the directors, or by request of one or more shareholders holding at least 5% of our issued share capital and 1% of the voting rights, or by request of one or more shareholders holding at least 5% of the voting rights. Shareholders requesting a special meeting must submit their proposed resolution(s) with their request.

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

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, voting in the general meeting of shareholders on the following matters:

—	any amendment to the Articles of Association;
—	an increase of the company's authorized share capital;
—	a merger; or
—	approval of interested party transactions that require shareholder approval.

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

Mergers and Acquisitions; Anti-Takeover Provisions

        The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us. These provisions require that the board of directors of each company that is party to the merger approve the transaction. In addition, the shareholders of each company must approve the merger by a vote of the majority of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting. In determining whether the requisite majority has approved the merger, shares held by the other party to the merger or any person holding at least 25% of such other party or otherwise affiliated with such other party are excluded from the vote.

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

Material Contracts

        Other than the registration rights agreement, service agreement and lease agreement described in “Item 6 – Major Shareholders and Related Party Transactions – Related Party Transactions,” our current lease agreement described below and the Microsystems investment contract described in “Item 4. History and development of the Company”, all of the contracts that we have entered into over the past two years have been in the ordinary course of our business.

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

General Corporate Tax Structure

        Generally, as of January 1, 2007, Israeli companies are subject to corporate tax at a rate of 29% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 31%). The effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below), however, may be considerably less. In July 2005, an amendment to the corporate tax rates was approved by the Israeli Knesset. The amendment provides that taxes paid by Israeli companies will be gradually reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli Consumer Price Index. The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements. See note 13D of our financial statements.

Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investment, 1959, or the Investment Law provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an Approved Enterprise. An application to the Investment Center of the Ministry of Industry and Trade, or the Investment Center, must be submitted to obtain Approved Enterprise status. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

        The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval. If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the applicable rates. Subject to certain qualifications, however, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire enterprise. As explained below, following the amendment of the Investment Law which became effective on April, 1, 2005, companies may receive tax benefits under the law without applying for an Approved Enterprise status.

Tax benefits for income from Approved Enterprises approved before April 1, 2005

        Before April 1, 2005, an Approved Enterprise was entitled to receive a grant from the Government of Israel or an alternative package of tax benefits, which we refer to as alternative benefits. We have elected to forego the entitlement to grants and have applied for the alternative benefits, under which undistributed income that we generate from our Approved Enterprises will be completely tax-exempt for two years commencing from the year that we first produce taxable income and will be subject to a tax rate of 10% to 25% for an additional five to eight years, depending on the extent of foreign investment in the company. Alternative benefits are available to us until the earlier of (i) seven consecutive years, commencing in the year in which the specific Approved Enterprise first generates taxable income, (ii) twelve years from commencement of production and (iii) fourteen years from the date of approval of the Approved Enterprise status.

        Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%. This withholding tax is deductible at source by the Approved Enterprise. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter. We elected the alternative benefits track, and will additionally be subject to pay corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the alternative benefits track. If we are also deemed to be a Foreign Investors Company, or FIC (as defined below), and if the FIC is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be taxed at a lower rate.

        As we have elected the alternative benefits package, we are not obligated to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends. We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

        If we qualify as a FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, a FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest. In February 2007 we received a letter from the investment center stating that our approved enterprise from April 2001 is about to be terminated if we do not submit a final performance report. We have decided not to pursue the completion of this investment plan, as we have not had any tax benefits from it, and we intend to apply for tax benefits pursuant the amended law as described below, if and when relevant.

Tax benefits under an Amendment that became effective on April 1, 2005

        On April 1, 2005, a significant amendment to the Investment Law became effective. The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

        The amendment provides that Approved Enterprise status will only be necessary for receiving grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

        Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment which meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a benefited enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

        The extent of the tax benefits available under the amendment to qualifying income of a benefited enterprise are determined by the geographic location of the benefited enterprise. The location will also determine the period for which tax benefits are available.

        Dividends paid out of income derived by a benefited enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits track. Therefore, dividends paid out of income derived by a benefited enterprise (or out of dividends received from a company whose income is derived from a benefited enterprise) are generally subject to withholding tax at the rate of 15%. The reduced rate of 15% is limited to dividends and distributions out of income derived from a benefited enterprise during the benefits period and actually paid at any time up to twelve years thereafter. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its benefited enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

        As a result of the Amendment, tax-exempt income generated under the provisions of the new law will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

The amendment sets a minimal amount of foreign investment required for a company to be regarded as a FIC.

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

        For information regarding restrictions upon, and conditions to, (a) the manufacture outside of Israel of products using technology developed using OCS funding and (b) the transfer of such technology to a non-Israeli entity whether through the direct transfer of the technology or through a transaction involving the company that received such funding, see “Item 5 – Operating and Financial Review and Prospects – Research and development, patents, licenses, etc.”

Tax Benefits and Grants for Research and Development

        Israeli tax law allows, under specified conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses, however, is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. Expenditures not so approved are deductible over a three-year period.

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

Taxation under Inflationary Conditions

        Under the Law for the Encouragement of Industry (Taxes), 1969, industrial companies, as defined under the law, are entitled to the following tax benefits, among others:

—	deductions over an eight-year period for purchases of know-how and patents;

—	expenses related to a public offering are deductible over a three-year period in equal amounts;

—	the right to elect, under specified conditions, to file a consolidated tax return with other related Israeli industrial companies; and

—	accelerated depreciation rates on equipment and buildings.

        Eligibility for benefits under the Law for the Encouragement of Industry is not subject to receipt of prior approval from any governmental authority. Under the law, an industrial company is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        We believe that we currently qualify as an industrial company within the definition under the Law for the Encouragement of Industry (Taxes). No assurance can be given that we will continue to qualify as an industrial company or that the benefits described above will be available in the future.

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

        An individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not a substantial shareholder of the company issuing the shares, which is generally a shareholder with 10% or more of the right to profits, the right to nominate a director and voting rights. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the twelve months preceding this date he or she had been a substantial shareholder. The foregoing tax rates, however, will not apply to dealers in securities.. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.

        Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli publicly traded companies. As described above in “–General Corporate Tax Structure,” recent changes in the law reduced the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

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

Taxation of Non-Residents

        Corporations are subject to corporate tax rates in respect of capital gains from the sale of shares in Israeli publicly traded companies. As described above in “–General Corporate Tax Structure,” recent changes in the law reduced the corporate tax rate from 31% in 2006 to 29% in 2007, 27% in 2008, 26% in 2009 and 25% in 2010. Between 2006 and 2009, however, corporations whose taxable income was not determined immediately before the 2006 Tax Reform was published, pursuant to part B of the Israeli Income Tax Law (Inflationary Adjustments), 1985, or pursuant to the Income Tax Regulations (Rules on Bookkeeping by Foreign Invested Companies and Certain Partnership and Determination of their Chargeable Income), 1984, or the Dollar Regulations, will generally be taxed at a rate of 25% on their capital gains from the sale of their shares.

        Non-residents of Israel, including corporations, will generally be exempt from any capital gains tax from the sale of shares so long as (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market and (iii) the shares were purchased after being listed on the designated stock market. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended, which we refer to as the United States-Israel Tax Treaty, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the United States-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the United States-Israel Tax Treaty, which we refer to as a Treaty United States Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. Under the United States-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The United States-Israel Tax Treaty does not relate to state or local taxes in the U.S.

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or share dividends, income tax is withheld at the rate of 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder, 25% for dividends paid to a substantial shareholder and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the United States-Israel Tax Treaty, the maximum tax on dividends paid to a holder of ordinary shares who is a U.S. resident will be 25%. The maximum tax rate on dividends not generated by an Approved Enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

        A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

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

        As of December 31, 2006 we had no currency exchange options. As of May 31, 2007, we had currency exchange options to sell up to 1.47 million Euro for a total amount of $1.91 million, and had written currency exchange options to sell up to 1.47 million Euro for a total amount of $2.03 million that were scheduled to expire prior to December 31, 2007. As of December 31, 2006, we had currency forward transactions to sell $2.04 for a total amount of NIS 9.17 million until March 29, 2007. As of May 31, 2007 we had no currency forward transactions.

Interest Rate Risks

        Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. As of December 31, 2006, we had financial assets totaling approximately $6.9 million. Fixed rate financial assets, comprised of cash, bank deposits and debt securities, totaled approximately $5.6 million. For the year 2006 we have classified all of our marketable debt securities as “available for sale securities” which exposes the consolidated statement of operations or balance sheets to fluctuations in interest rates. Variable rate financial assets totaled approximately $1.3 million. The net decrease in our earnings for the next year from our variable rate financial assets resulting from a 10% interest rate decrease would be approximately $20,000 holding other variables constant.

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

        Our Subsidiaries – We operate internationally and our subsidiaries in Germany and France conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $661 thousand excluding the effect of our hedging transactions.

        Our Providers – Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro. Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $631 thousand excluding the effect of our hedging transactions.

        Expenses in New Israeli Shekels

        The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was (0.1)%, 2.4%, and 1.2% in 2006, 2005 and 2004, respectively. The devaluation (revaluation) of the NIS against the U.S. dollar was (8.2)%, 6.4% and (1.6)% in 2006, 2005, and 2004, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $1.0 million excluding the effect of our hedging transactions.

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

        (a) Disclosure Controls and Procedures – our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2006.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2006.

        (b) Not applicable.

        (c) Not applicable.

        (d) Changes in Internal Control Over Financial Reporting – There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2006, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Ofra Brown qualifies to serve as our audit committee financial expert as well as our external director with “financial expertise” under the Companies Law.

Item 16B.	CODE OF ETHICS

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, and which complies with the rules promulgated by the SEC. We will provide to any person, without charge, upon request, a copy of the code of ethics and respond to any questions concerning the code. Requests to receive a copy of the code should be sent to us at our corporate headquarters located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel, Attention: Chief Financial Officer. In addition, we have adopted a code of business conduct that applies to all of our directors, officers and employees, and which complies with the rules of the Nasdaq Capital Market.

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

        Audit and Audit-related Fees

        The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements and for audit-related services in 2004, 2005 and 2006 were $55,000, $66,000 and $66,000, respectively.

        Tax Fees

        The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2004, 2005 and 2006 were $37,000, $18,000 and $0, respectively. The services provided to us by our principal accountants in 2004 were mainly related to the tax assessments process performed by the Israeli income tax authorities. In addition, in 2005 we received from our principal accountants tax advice with respect to a transfer pricing study.

        All Other Fees

        We did not receive from our principal accountants any other products or services, other than the services disclosed above, in 2005 and 2006.

        Audit Committee Approval

        In December 2006, our shareholders approved the engagement of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2006 and until the next annual shareholder meeting. Such approval followed the approval by our board of directors and audit committee of such engagement.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - Not applicable

Item 16E.	REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFLIATED PURCHASERS - Not applicable

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

See page F-1 through F-25.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association.*

4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.**

4.2	Letter of Agreement with Microsystem Srl and all the shareholders of Microsystem Srl dated May 24, 2005, including the First Call Option Agreement, the Second Call Option Agreement, and the Put Option Agreement, and the Shareholders Agreement, all dated July 1, 2005 with Microsystem Srl and all the shareholders of Microsystem Srl.***

4.2	Registration Rights Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd.

8.1	List of subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Public Accountants.

*	Incorporated by reference to our current report on Form 6-K, filed on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 29, 2006 (File No. 0-27974).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Givat Shmuel, State of Israel, on this 28th day of June, 2007.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Limited

We have audited the accompanying consolidated balance sheets of Cimatron Limited and subsidiaries (the “Company”) as of December 31, 2006 and 2005 and the related consolidated statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, based on our audits and the reports of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2006 in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
June 17, 2007

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2 0 0 6	2 0 0 5

ASSETS

Current assets
Cash and cash equivalents	$5,597	$2,708
Short-term investments (Note 3)	-	2,167
Trade accounts receivable, net of allowance for doubtful accounts of $1,625 and $1,694 as of December 31, 2006 and 2005 respectively
(Note 4)	4,848	4,541
Other accounts receivable and prepaid expenses (Note 5)	853	774
Inventory	127	62

Total current assets	11,425	10,252

Long-term investments (Note 3)	2,035	2,195

Deposits with insurance companies and severance pay funds (Note 9)	2,653	2,219

Property and equipment (Note 6)
Cost	5,840	5,321
Less - accumulated depreciation	4,830	4,325

Property and equipment, net	1,010	996

Other assets
Software development costs, net (Note 7)	156	193
Goodwill, net	628	587

Total other assets	784	780

Total assets	$17,907	$16,442

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank credit	$500	$501
Related parties	109	304
Trade payables	828	663
Other liabilities and accrued expenses (Note 8)	4,221	3,977
Deferred revenues	425	479

Total current liabilities	6,083	5,924

Long-term liabilities
Accrued severance pay (Note 9)	3,003	2,532

Minority interests	(24)	4

Contingent liabilities and commitments (Note 10)

Shareholders' equity
Share capital (Note 11):
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 8,001,270 shares
at December 31, 2006 and 2005)	264	264
Additional paid-in capital	13,521	13,417
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(515)	(478)
Unrealized loss on available for-sale securities	(209)	(202)
Unrealized gain (loss) on derivative instruments	131	(158)
Accumulated deficit	(4,188)	(4,702)

	9,004	8,141
Treasury stock, at cost; 166,100 shares at December 31, 2006 and 2005	(159)	(159)

Total shareholders' equity	8,845	7,982

Total liabilities and shareholders' equity	$17,907	$16,442

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Revenues (Note 14a):
Products	$9,642	$8,968	$11,370
Services	11,817	11,957	11,793

Total	21,459	20,925	23,163

Cost of revenues (Note 14b):
Products	2,154	3,367	2,923
Services	1,469	1,568	1,678

Total	3,623	4,935	4,601

Gross profit	17,836	15,990	18,562

Research and development expenses, net	4,426	4,815	5,554
Selling, general and administrative expenses
(Note 14c)	13,362	15,650	13,962

Operating income (loss)	48	(4,475)	(954)

Financial income (expenses), net	574	(148)	445
Other income (expenses)	(5)	1	144

Income (loss) before income taxes	617	(4,622)	(365)

Income taxes (Note 12)	(27)	(2)	(23)

Income (loss) after income taxes	590	(4,624)	(388)

Company's equity in results of affiliated company	(105)	(5)	-

Minority interest in results of subsidiary	29	36	-

Net Income (loss)	$514	$(4,593)	$(388)

Net Income (loss) per share (basic and diluted)	$0.07	$(0.59)	$(0.05)

Weighted average number of shares outstanding (basic and diluted)	7,835	7,835	7,835

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders' equity

Total comprehensive loss						$(611)

Balance at January 1, 2004	264	13,417	(280)	279	(159)		13,521

Changes during the year ended December 31, 2004:
Net loss				(388)		(388)	(388)
Unrealized loss on available-for-sale securities			(222)			(222)	(222)
Unrealized loss on derivative instruments			(174)			(174)	(174)
Foreign currency translation adjustment			111			111	111

Total comprehensive loss						$(673)

Balance at December 31, 2004	264	13,417	(565)	(109)	(159)		12,848

Changes during the year ended December 31, 2005:
Net loss				(4,593)		(4,593)	(4,593)
Unrealized gain on available-for-sale securities			64			64	64
Unrealized loss on derivative instruments			(158)			(158)	(158)
Foreign currency translation adjustment			(179)			(179)	(179)

Total comprehensive loss						$(4,866)

Balance at December 31, 2005	$264	$13,417	$(838)	$(4,702)	$(159)		$7,982

Changes during the year ended December 31, 2006:
Net Income				514		514	514
Unrealized loss on available-for-sale securities			(7)			(7)	(7)
Unrealized gain on derivative instruments			289			289	289
Foreign currency translation adjustment			(37)			(37)	(37)
Stock option compensation		104				104	104

Total comprehensive income						$863

Balance at December 31, 2006	$264	$13,521	(593)	(4,188)	$(159)		$8,845

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2004

CASH FLOWS - OPERATING ACTIVITIES

Net Income (loss)	$514	$(4,593)	$(388)

Adjustments to reconcile net loss to net cash
provided by (used in) operating activities:
Depreciation and amortization	521	1,676	820
Increase (decrease) in accrued severance pay	464	(736)	(179)
Gain from sale of property and equipment, net	-	(13)	(71)
stock options compensation	104	-	-
Loss (gain) from sale and devaluation (revaluation)
of bonds and funds	22	284	(2)
Company's equity in results of affiliated company	116	5	-
Minority interest in results of subsidiary	(28)	(36)	-

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(266)	1,354	(416)
Decrease (increase) in inventory	6	(11)	13
Decrease (increase) in deposits with insurance companies
and severance pay fund	(434)	727	99
Increase in debts to related parties	(195)	205	2
Increase (decrease) in trade payables, accrued expenses
and other liabilities	434	935	(797)

Net cash provided by (used in) operating activities	1,258	(203)	(919)

CASH FLOWS - INVESTING ACTIVITIES
Investment in bonds	-	(250)	(577)
Proceeds from sale and redemption of bonds	2,160	2,935	334
Purchase of property and equipment	(444)	(429)	(505)
Proceeds from sale of property and equipment	7	27	221
Acquisition of affiliated companies	-	(891)	-
Capitalization of software development costs	-	(193)	-
Acquisition of subsidiary, net of cash acquired (Appendix A)	(127)	40	-

Net cash provided by (used in) investing activities	1,596	1,239	(527)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(1)	-	-

Net cash used in financing activities	(1)	-	-

Effect of exchange rate changes on cash	36	(39)	33
Net increase (decrease) in cash and cash equivalents	2,853	1,036	(1,446)
Cash and cash equivalents at beginning of year	2,708	1,711	3,124

Cash and cash equivalents at end of year	5,597	$2,708	$1,711

Supplemental information:
Cash paid during the year for income taxes	$47	$29	$173

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 0 6	2 0 0 5	2004

Appendix A - Acquisition of subsidiary, net of cash acquired

Working capital - excluding cash	59	-	-
Goodwill	41	-	-
Property and equipment	27	-	-

	$127	$-	$-

Appendix B - Non-cash transactions

Purchase of property on credit	$60	$36	$38

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1	–	GENERAL

Cimatron Limited (“the Company”) designs, develops, manufactures, markets and supports a family of modular CAD/CAM software products which offer integrated design-through-manufacturing solutions for small to medium-sized companies. The Company’s products have been sold to end-users in numerous industries, including automotive, aviation and aerospace, household goods, mold and die making, machinery and tools, and telecommunications. The Company markets its products through distributors and through its subsidiaries located in different countries.

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

The Company accounts for its investments in marketable securities in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”(“SFAS 115”).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

As of December 31, 2006 and 2005 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders’ equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

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

Computers and software	3 years
Office furniture and equipment	6.5 - 16.5 years

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

L.	Software development cost

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

Management believes that future revenues related to capitalized software development costs s will be sufficient to realize the amounts capitalized at December 31, 2006 and, as such, these amounts will be recovered over the lives of the related projects. The estimates of anticipated future revenues and remaining useful life of the Company’s products are subject to risk inherent in the software industry, such as changes in technology and customer perceptions.

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

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (SFAS No. 123(R)). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, the Company accounted for stock-based equity awards granted using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), as amended. The exercise price of options is equal to the Company share market price on the date of grant.

Under the modified prospective method of adoption for SFAS No. 123(R), the compensation cost recognized by the Company beginning in 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensations granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of the award.

Stock-based compensation recognized in 2006 as a result of the adoption of SFAS No. 123(R), as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R), use the Black-Scholes option pricing model for estimating the fair value of options granted under the Company’s equity plans. The weighted average assumptions that were used in calculating such values during 2006, 2005, and 2004, were based on estimates at the date of grant as follows:

	2 0 0 6	2 0 0 5	2 0 0 4 (*)

Risk-free interest rate	5.41%	3.3%	-
Expected life of options	3.25 year	4 year	-
Expected volatility	67%	96%	-
Expected dividend yield	None	None	-

(*) No options were granted during 2004.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

N.	Stock-based compensation (Cont.)

Pro forma information required under SFAS No. 123(R) for periods prior to fiscal year 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted is as follows:

	2 0 0 5	2 0 0 4

Pro forma net income:
Net income for the year, as reported	$(4,593)	$(388)
Deduct - stock-based compensation determined under APB-25	-	-
Add - stock-based compensation determined under SFAS 123	(77)	(70)

Pro forma net income	$(4,670)	$(458)

Pro forma basic earnings per share	$(0.59)	$0.06

Basic earnings per share as reported	$(0.60)	$(0.05)

Pro forma diluted earnings per share	$(0.60)	$0.06

Diluted earnings per share as reported	$(0.59)	$(0.05)

O.	Revenue recognition

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

O.	Revenue recognition (Cont.)

The Company has no significant expenditures relating to either warranties or post-contract customer support bundled with the initial sale of the software license and, therefore, other than a provision of approximately $64,000, no provision in respect of warranties or post-contract customer support is included in our financial statements.

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 – 120 days. For some customers with whom the Company has long-standing relationships and based on past experience with those customers and the same software products, the Company may grant payment terms of not over 180 days. Any payment terms that are above 90-120 days must be approved by the Company’s Chief Financial Officer, prior to signing any purchase order.

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

S.	Net income (loss) per ordinary share

Basic and diluted net income (loss) per share have been computed in accordance with SFAS No. 128 “Earning per Share” using the weighted average number of ordinary shares outstanding. Basic income (loss) per share excludes any dilutive effect of options and warrants. A total 12,000 incremental shares were excluded from the calculation of diluted net income (loss) per ordinary share for 2004, due to the anti-dilutive effect.

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

The carrying amount of foreign currency forward contracts and foreign currency options outstanding at December 31, 2006 and 2005 is $131 and $154, respectively. As of the balance sheet dates, the fair value of these contracts approximates their carrying amount.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

U.	Recently issued accounting pronouncements

FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109” – In June 2006, the FASB issued FASB Interpretation No. 48 (“FIN-48”), “Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement No. 109.” The interpretation clarifies the accounting for uncertainty in income taxes recognized in an entity’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” Specifically, FIN-48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken.

The provisions of FIN-48 are effective for financial statements for fiscal years beginning after December 15, 2006. Accordingly, the Company is to adopt FIN-48 on January 1, 2007. The adoption of FIN-48 is not expected to have a material effect on the Company’s financial position or results of operations.

SFAS No. 157, “Fair Value Measurements” – In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, it does not expand the use of fair value in any new circumstances. Fair value under SFAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, a reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2006. Accordingly, the Company is to adopt SFAS 157 on January 1, 2007. The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS No. 159). SFAS No. 159 permits companies to choose to measure certain financial instruments and certain other items at fair value. The standard requires that unrealized gains and losses on items for which the fair value option has been elected be reported in earnings. SFAS No. 159 is effective for the Company beginning in the first quarter of fiscal year 2008, although earlier adoption is permitted. The company is currently evaluating the impact that SFAS No. 159 will have on its consolidated financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	–	SHORT-TERM AND LONG-TERM INVESTMENTS

A.	Short-term investments

	December 31,
	2 0 0 6	2 0 0 5

Comprised as follows:

Marketable securities - Corporate bonds	$-	$2,167

B.	Long-term investments

	December 31,
	2 0 0 6	2 0 0 5

Comprised as follows:

Marketable securities - Corporate bonds (1)	$1,287	$1,309

Investment in affiliated companies:
Microsystem Srl (2)	748	870
Other	-	16

	748	886

	$2,035	$2,195

(1)	Comprised of structured bonds, which are debt instruments whose cash flows are linked to the movement in interest rates. The structured notes were issued by financial institutions. The notes typically contain embedded option components such as caps, calls, and floors. Contractual cash flows for principal from such structured notes can vary in timing throughout the life of the structured notes. Interest income resulting from investment in structured notes is accounted for based on the guidance provided in EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under this guidance the retrospective method is used for recognizing interest income.

(2)	In June 2005, the Company completed the acquisition of 27.5% of the share capital of Microsystem Srl, its Italian distributor, for a consideration of $694. The Company had an option (First Call Option) to acquire up to additional 23.5% of Microsystem’s share capital until June 30, 2007, for an additional consideration of approximately $600. In May 2007 the Company’s board of directors approved the exercise of this option. Upon exercise of the First Call Option the Company will have a second option, at any time within a thirty days period (Second Exercise Period) starting at the expiration of twelve months from the exercise of the First Call Option to acquire up to the remaining 49% of Microsystem’s share capital, for an additional consideration of approximately $1,250. In addition, once the Company exercises the First Call Option, the then remaining other shareholders of Microsystem will have an option to sell to the Company at any time during the Second Exercise Period 49% of Microsystem’s share capital, for a consideration of approximately $1,250.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	–	SHORT-TERM AND LONG-TERM INVESTMENTS (Cont.)

B.	Long-term investments (Cont.)

The Company's investment consisting of:

	December 31,
	2006	2 0 0 5

Cost (including related expenses)	$873	$873
Equity in earnings (losses)	(103)	(5)

Translation adjustments	(22)	2

	$748	$870

Aggregate maturities of marketable securities are as follows:

December 31,
2 0 0 6

Seven years	$1,046
Twelve years	241

$1,287

C.	As of December 31, 2006 and 2005 all the investments in marketable securities are classified in accordance with SFAS No. 115 as available-for-sale.

Unrealized loss on available-for-sale securities of $ 7 and $64 at December 31, 2006 and 2005, respectively, were recorded in other comprehensive loss.

NOTE 4	–	TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 0 6	2 0 0 5

Accounts receivable	$6,473	$6,235
Less - allowance for doubtful accounts	(1,625)	(1,694)

	$4,848	$4,541

NOTE 5	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 0 6	2 0 0 5

Prepaid expenses	203	241
Derivative instruments	131	5
Interest receivable	16	66
Other	503	462

	$853	$774

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6	–	PROPERTY AND EQUIPMENT

	December 31,
	2 0 0 6	2 0 0 5

Cost:
Computers and software	$4,374	$3,940
Office furniture and equipment	964	926
Leasehold improvements	502	455

	5,840	5,321

Accumulated depreciation:
Computers and software	3,687	3,373
Office furniture and equipment	751	660
Leasehold improvements	392	292

	4,830	4,325

Property and equipment, net	$1,010	$996

NOTE 7	–	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2 0 0 6	2 0 0 5

Capitalized software development costs	$193	$193
Accumulated amortization	(37)	-

	$156	$193

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

NOTE 8	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2 0 0 6	2 0 0 5

Employees and related liabilities	$1,674	$1,951
Derivative instruments	-	158
Accrued expenses	916	994
Accrued royalties	1,341	718
Taxes to government institutions	289	154
Others	1	2

	$4,221	$3,977

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	–	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

NOTE 10	–	CONTINGENT LIABILITIES AND COMMITMENTS

A.	In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount is equal 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company’s contingent liability as of December 31, 2006 is approximately $2,194 contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

B.	Regarding commitments in respect of the “Approved Enterprise”, see Note 13a.

C.	In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.

The Company’s contingent liability as of December 31, 2006 is $558, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay royalties up to an amount of $1,220, until 2009.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	–	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2006, 2005 and 2004, were approximately $705, $627 and $661, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2007.

The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $412 as of December 31, 2006.

Future minimum lease commitments under operating leases as of December 31, 2006 are as follows:

Year ended December 31,
2007	1,256
2008	979
2009	822
2010	484
2011 and thereafter	448

$3,989

F.	Legal claims

In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against Cimatron, claiming that Cimatron caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join Cimatron. During a period of two years (until March 2003), the plaintiff provided certain services to Cimatron. The four employees were among several employees who provided such services to Cimatron. The plaintiff claimed, among other things, that the four employees are restricted from working for any competitor of the plaintiff for a period of three years following termination of their employment with the plaintiff. The plaintiff requested the District Court in Tel Aviv, Israel to grant an injunction and a permanent order that would prevent Cimatron from hiring the four employees. In June, 2005, the court rejected the plaintiff’s request for an injunction. However, in September 2005, Omega initiated arbitration proceedings against the Company pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 caused to Omega due to the employment of the four employees in question. In November 2005, the Company submitted a statement of defense denying all of Omega’s claims and asserting, among other things, that it engaged the Employees through Manpower Russia only following the expiration of a year following the conclusion of their relationship with Omega and that it therefore was allowed to do so. As of December 31, 2006 this proceeding was at its final stages. Cimatron believes that there is no merit to the claim and has continuously vigorously opposed it, but has nevertheless accrued in the fourth quarter of 2005 a sum of $250,000 for this claim.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	–	CONTINGENT LIABILITIES AND COMMITMENTS (Cont.)

F.	Legal claims (Cont.)

On May 9, 2007, Collins & Aikman Corporation, on behalf of themselves and certain related parties filed a complaint with the United States Bankruptcy court of Michigan, Detroit, against our wholly owned subsidiary, Cimatron Technologies, Inc. On May 17, 2005 the plaintiffs filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The plaintiffs are demanding repayment of an amount of $318,515 plus interest and expenses on the basis of, among others, that such payment was made within ninety days preceding the petition date. The payment to the subsidiary was mainly made in consideration for software delivered to the plaintiff, and to a negligible extent, for services and maintenance provided to the plaintiff. The subsidiary has engaged local counsel and intends to vigorously oppose such claim.

NOTE 11	–	SHAREHOLDERS’ EQUITY

A.	Share issuance

The Company’s shares are traded in the United States and are listed on the Nasdaq Capital Market.

B.	Share Option Plan

In April 1998, the Board of Directors adopted a share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administrated by the Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. Options granted vest over a period determined by the option committee, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee.

As of December 31, 2006, none of these options were outstanding. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

In March 2000, the board adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan upon the exercise of options to be granted to Directors, officers, employees and consultants of the Company. Such options are exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee. As of December 31, 2005, options to purchase 18,750 of such shares were outstanding at a price of $4.50 per share.

In August 2003 the Company’s Board of Directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers in the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. 50,000 of such options were outstanding at December 31, 2006.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plan (Cont.)

In October 2004, the Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. The options may be exercised over a 10-year term unless determined otherwise by the Board. The grantees will be responsible for all personal tax consequences of the grant and the exercise thereof. In February 2005, 238,500 of such options were granted to employees of the Company at an exercise price of $2.20 per share, and in August 2005, the board of directors approved the grant of 32,000 of such options at an exercise price of $2.00 per share to the Company’s Chief Executive Officer. 214,500 of such options were outstanding at December 31, 2005. In December 2005 our Board of Directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. The Company intends to grant additional options under the 2004 Share Option Plan to various directors, executive officers and employees of the Company. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at an exercise price of $1.75-$2.00 and with a term of five years. As of December 31, 2006, 403,500 of such options were outstanding. These options are exercisable pursuant to a three (3) year vesting schedule as follows: (i) thirty three percent (33%) of the shares covered by the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the shares covered by the options become exercisable at the end of each subsequent six months period over the course of the following two (2) years, subject to the continued employment of each employee. The Company intends to grant additional options under the 2004 Share Option Plan to various of our directors, executive officers and employees.

At December 31, 2006 options to purchase 686,250 of Company shares were available for grants to Directors, officers, employees and consultants of the Company.

The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. The Company intends to grant additional options to various Directors, executive officers and employees of the Company.

A summary of the status of the Company’s stock option plan as of December 31, 2006, 2005 and 2004, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 0 6		2 0 0 5		2 0 0 4
	(in thousands)
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning
of year	375,750	$2.75	488,250	$3.04	635,000	$3.33
Granted	189,000	$1.82	270,500	$2.18	-	-
Cancelled	(92,500)	$2.69	(383,000)	$2.72	(146,750)	$4.28

Outstanding at year end	472,250	$2.16	375,750	$2.75	488,250	$3.04

Options exercisable at
year end	158,167	$2.53	111,250	$4.06	392,417	$3.18

Weighted average fair value
of options granted during
the year	$0.59		$0.88		-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11	–	SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plan (Cont.)

The following table summarizes information about stock options outstanding at December 31, 2006:

	Options outstanding			Option exercisable
Range of exercise prices	Number of shares outstanding at December 31, 2006	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares exercisable at December 31, 2006	Weighted average exercise price

$1.75 to $3.00	453,500	8.55	2.06	139,417	2.27
$4.01 to $5.00	18,750	3.3	4.5	18,750	4.5

	472,250			158,167

NOTE 12	–	INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”)

Since 1994, the Company’s operations have “approved enterprise” status under the law. Reduced tax rates apply to the Company’s income from the approved enterprise (which is determined in accordance with the increase in the Company’s revenue during the first year of its having the abovementioned status as compared to the year before).

In April 2001 the Company was granted an “approved enterprise” status, subject to the following terms:

Tax exemption for 2 years, commencing in the first year the Company generates taxable income. For the remainder of the benefit period – 5 years – a reduced tax rate of 25%.

The period of tax benefits for this approved enterprise will expire in 2015 or earlier, depending on whether the Company generates taxable income from this approved enterprise.

Income derived from sources other than “approved enterprise” is taxable at the ordinary corporate tax rate of 34% in 2006 (“regular Company Tax”). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (31% in 2006, 29% in 2007, 27% in 2008 and 26% in 2009).

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

On April 1, 2005, a significant amendment to the Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) became effective. The Investment Law provides that terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

In February 2007 the Company received a letter from the investment center stating that its approved enterprise from April 2001 is about to be terminated if the Company does not submit a final performance report. The Company has decided not to pursue the completion of this investment plan, as it has not had any tax benefits from it, and it intends to apply for tax benefits pursuant the amended law as described above, if and when relevant

B.	Comprised as follows:

	Year ended December 31,
	2006	2 0 0 5	2 0 0 4

Income (loss) before taxes on income:
Domestic	$372	$(3,285)	$807
Foreign	245	(1,337)	(1,172)

	$617	$(4,622)	(365)

Current taxes	$(27)	$(2)	$(12)
Tax in respect of prior years	-	-	(11)

	$(27)	$(2)	$(23)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	INCOME TAXES (Cont.)

C.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows.

	December 31,
	2 0 0 6	2 0 0 5

Deferred tax assets:
Loss carryforwards	$6,135	$5,838
Other reserve and allowances	277	223

Total deferred tax assets	6,412	6,061
Valuation allowance	(6,364)	(5,995)

	$48	$66

Deferred tax liabilities:
Software development costs	(48)	(66)

	$-	$-

The Company has provided valuation allowances in respect of deferred tax assets resulting from net operating loss carry forwards in Israel and for part of its net operating loss carry forwards in the US. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

25

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	INCOME TAXES (Cont.)

D.	Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS, adjusted for the changes in the C.P.I. Following is a reconciliation of income taxes calculated at the statutory tax rate in Israel to the actual income tax in the financial statements:

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Net Income (loss) as reported in the
consolidated statements of operations	$617	$(4,622)	$(365)

Income taxes under statutory tax rate	$117	$(1,571)	$(128)

Increase (decrease) in taxes:

Increase in valuation allowance	369	1,439	99

Increase in taxes resulting from permanent differences and non
deductible expenses	26	278	41
Tax in respect of prior year	-	-	11
Differences in taxes arising from differences between Israeli currency
income and dollar income, net *	(126)	-	-
Other	(359)	(144)	-

Income taxes in the statements
of operations	$27	$2	$23

*	Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli Subsidiary) and the exchange rate of Israeli currency relative to the dollar

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through tax year ended December 31, 2000.

Certain subsidiaries of the Company in Europe received tax assessments through the tax year ended December 31, 2004.

NOTE 13	–	TRANSACTIONS WITH RELATED PARTIES

A.	In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of Ordinary Shares of the Company previously held by ZCT.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13	–	TRANSACTIONS WITH RELATED PARTIES (Cont.)

B.	The following transactions with Koonras and DBSI are included in the financial statements:

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Management fees	$318	$349	$353

NOTE 14	–	SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Revenue by geographical region:
Israel	$1,509	$1,639	$1,939
Europe	11,120	10,776	13,255
Far East	5,036	4,624	4,407
North America	3,631	3,715	3,409
Others	163	171	153

	$21,459	$20,925	$23,163

Revenue through major distributors, as a percentage of total revenues:
Distributor (A)	10%	12%	12%
Distributor (B)	11%	10%	9%

B.	Cost of revenues

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Hardware and software	$1,424	$1,442	$1,731
Salaries and employee benefits	970	1,051	1,120
Amortization of capitalized software development cost	39	1,204	401
Royalties to the Chief Scientist	692	721	791
Depreciation	33	24	27
Other	468	504	524

	3,626	4,946	4,594
Decrease in inventory	(3)	(11)	7

	$3,623	$4,935	$4,601

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Marketing costs	$435	$417	$664
Selling expenses	10,274	11,674	10,668
General and administrative expenses	2,482	3,356	2,442
Depreciation	171	203	188

	$13,362	$15,650	$13,962

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

SCHEDULE

VALUATION AND QUALIFYING ACCOUNTS

	Year ended December 31,
	2 0 0 6	2 0 0 5	2 0 0 4

Allowance for doubtful account at beginning of year	$1,694	$1,317	$1,420
Provision (*)	297	497	101
Translation adjustments	6	14	5
Accounts receivable written off	(372)	(134)	(209)

Allowance for doubtful accounts at end of year	$1,625	$1,694	$1,317

(*) In 2006, including a balance of $183 provision for doubtful debts in a newly consolidated subsidiary, as of the acquisition date