Form 20-F/A
period 2006-12-31
CIMATRON LTD
filed 2007-10-31
CIK 1008595

FORM 20-F/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to ___________

For the fiscal year ended December 31, 2006	Commission File Number: 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

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

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F of Cimatron Ltd. (“Cimatron”) is being filed with the Securities and Exchange Commission (the “Commission”) for the sole purpose of correcting a typographical error appearing in the Report of Independent Registered Public Accounting Firm in Item 18 (page F-2) of Cimatron’s Annual Report, filed with the Commission on June 28, 2007. Following is the amended Report of Independent Registered Public Accounting Firm:

2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Limited.

We have audited the accompanying consolidated balance sheets of Cimatron Limited (“the Company”) and its subsidiaries as of December 31, 2006 and 2005 and the related statements of operations, changes in shareholders’ equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2005 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor & Co.
Brightman Almagor & Co.

Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
June 17, 2007

F - 2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer

3