Form 20-F
period 2007-12-31
CIMATRON LTD
filed 2008-06-30
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.,
Givat Shmuel 54030, Israel
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act: NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act: Ordinary shares, par value
NIS 0.10 per share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: NONE

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the Annual Report:

7,887,682 Ordinary Shares, par value NIS 0.10 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes     ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐     Accelerated filer: ☐     Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17     ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☒ No

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☒ Yes     No ☐

PART I

Item 1.	Identity of Directors, Senior Management and Advisers

Not Applicable

Item 2.	Offer Statistics and Expected Timetable

Not Applicable

Item 3.	Key Information

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2006 and 2007 and for each of the three years ended December 31, 2005, 2006 and 2007 have been derived from, and should be read in conjunction with, the consolidated financial statements of Cimatron Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2003, 2004 and 2005 and for each of the years ended December 31, 2003 and 2004 have been derived from the audited financial statements of Cimatron Ltd. not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.

	December 31,
	2003	2004	2005	2006	2007
	(In thousands of US$, except per share data)

Statement of Income Data:
Revenue:

Products	10,448	11,370	8,968	9,642	14,331
Services	11,161	11,793	11,957	11,817	14,309

Total	21,609	23,163	20,925	21,459	28,640

Cost of revenue:
Products	3,056	2,923	3,367	2,154	3,867
Services	1,562	1,678	1,568	1,469	1,573

Total	4,618	4,601	4,935	3,623	5,440

Gross profit	16,991	18,562	15,990	17,836	23,200
Research and development
costs, net	5,210	5,554	4,815	4,426	4,281
Restructuring costs	-	-	-	-	-
Selling, general and
administrative expenses	12,645	13,962	15,650	13,362	17,243

Operating profit (loss)	(864)	(954)	(4,475)	48	1,676
Financial income (expenses), net	369	445	(148)	574	353
Other income (expenses)	203	144	1	(5)	(3)

Income (loss) before taxes	(292)	(365)	(4,622)	617	2,026
Taxes on income	(9)	(23)	(2)	(27)	-

Income (loss) after income taxes	(301)	(388)	(4,624)	590	2,026

Company's equity in results of
affiliated company	-	-	(5)	(105)	(52)
Minority interest in results
of subsidiary	-	-	36	29	(51)

Net income (loss)	(301)	(388)	(4,593)	514	1,923

Net income (loss) per share	(0.04)	(0.05)	(0.59)	0.07	0.24
Weighted average number of
shares outstanding	7,838	7,835	7,835	7,835	7,866

* Less than $ 0.01

	December 31,
	2003	2004	2005	2006	2007
	(In thousands of US$)

Balance Sheet Data
Cash and cash equivalents.	3,124	1,711	2,708	5,597	9,026
Short-term investments	6,358	6,381	2,167	-	-

Total cash, cash equivalents and
short-term investments	9,482	8,092	4,875	5,597	9,026
Working capital	10,639	10,306	4,328	5,342	6,121
Total assets	22,386	20,804	16,442	17,907	27,327
Total liabilities.	8,865	7,956	8,456	9,062	16,357
Shareholders' equity	13,521	12,848	7,982	8,845	10,970

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

        The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive. We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our Cimatron E and GibbsCAM product families, consists of integrated CAD/CAM systems, Mill/Turn and Multi Task Machining software. Many high-end market products are roughly similar to our Cimatron E product.

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

        Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E and/or GibbsCAM to be superior to existing competing products. In addition, new competitors may arise in each of the markets in which we currently operate. Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of two families of products.

        Sales and services related to the Cimatron E product family have historically accounted for substantially all of our revenue. While we have introduced the GibbsCAM product family following our merger with Gibbs System, Inc., if sales of the Cimatron E family and/or the GibbsCAM family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

        Our products are designed for use by manufacturers of consumer products or consumer product components. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could cause a reduction in demand for products manufactured by our customers. Softening consumer demand for consumer products has in the past caused a decline in the demand for our products. Current global economic conditions, especially inflation and the credit crisis in the U.S., may cause a decrease in demand for our products in the near term and possibly longer. Any softening in demand for consumer products could cause uncertainty with respect to our expected revenues or adversely affect our revenues and operating results.

Increases in oil prices may significantly increase our customers’ costs of operations, which could decrease demand for our products.

        Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Increases in the cost of crude oil, which are subject to many economic and political factors that are beyond their control, have resulted in global increases in the price of oil-based products. These increases have caused and may continue to cause increases in the operating expenses of our customers. To the extent that these customers accordingly increase their prices, demand for their products may decrease, thereby causing them to purchase less of our products.  In addition, these customers may respond to the increases in the price of oil by placing pressure on the prices they are willing to pay for our products.  In that event, our business and results of operation may be adversely affected.

Unfavorable economic and market conditions and reduced consumer spending may lead to a decreased demand for our products and services and may harm our business, financial condition and results of operations.

        We are subject to the effects of global, economic and market conditions. Recent changes in global and U.S. macroeconomic conditions such as inflation and the weakening of the U.S. dollar in relation to many world currencies which make it more expensive to import consumer products into the U.S., as well as changes in microeconomic conditions such as tightening of local credit markets which could negatively impact the ability of manufacturers to obtain growth and working capital from local lenders, may negatively impact our enterprise business.To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

One of our shareholders beneficially owns a substantial amount of our ordinary shares and may therefore influence our affairs.

        DBSI Investments Ltd. or DBSI, beneficially owns approximately 45.6% of our share capital. Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. The concentration of ownership of our Ordinary Shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares. This concentration of ownership may also adversely affect our share price, especially if this shareholder sells substantial amounts of our ordinary shares under its registration rights. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

Integration of recent acquisitions and any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

        One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we acquired 27.5% of the shares of our Italian distributor and an option to purchase the remaining outstanding shares of that company from its stockholders, and granted the distributor’s shareholders an option to require us to purchase 49% of the distributor’s share capital under specific circumstances. In July 2007 we exercised our option to increase our holdings in our Italian distributor to 51%. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider, which thereafter became a wholly owned subsidiary. In January 2008 we completed the merger of Gibbs into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration for the merger with Gibbs, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our Ordinary Shares, which represent approximately 16% of our issued and outstanding share capital. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of our merger with Gibbs or any future acquisition or investment in another company, we could experience difficulties assimilating that company’s personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company. In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

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

        We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. In July 2005 we acquired 27.5% of the shares of MicroSystem, our Italian Provider, and an option to purchase its remaining outstanding shares from its shareholders and granted the Provider’s shareholders an option to require us to purchase 49% of the Provider’s share capital under specific circumstances. In July 2007, we exercised our option to increase our holdings in the Italian Provider to 51%. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with our Italian Provider and the options received both by us and the Provider’s shareholders. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. Whereas approximately 90% of Gibbs’ total revenues in 2007 resulted from sales made by Gibbs’ independent distributors, whom we refer to as Resellers, the merger with Gibbs has increased our reliance on independent distributors. See “Item 4 – Information on the Company – Business Overview.”

Following our acquisition of 51% of MicroSystem, its results of operations may have a material impact on our results of operations.

        Following the exercise of our option to increase our holdings in MicroSystem, our Italian Provider, to 51%, which increase took effect during July 2007, we have fully consolidated the results of Microsystem as of the 3rd quarter of 2007. Therefore, Microsystem’s results of operation, including revenues, gross margins and operating income, could have a material effect on our results of operation including revenues, gross margins and operating income. The consolidation of Microsystem’s financial statements will also increase the impact of changes in the Euro – dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

We cannot assure you that we will continue to remain profitable on an annual basis or remain profitable on a quarterly basis in the future.

        We incurred a net loss of approximately $4.6 million in 2005. Although we had net income of $0.5 million in 2006 and net income of $1.9 million in 2007, we incurred a net loss of approximately $0.3 million in the first quarter of 2008, and we cannot be certain that we will maintain profitability on a quarterly or annual basis.

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

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

        Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid. Therefore inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment. To the extent that the value of the New Israeli Shekel increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected. If the U.S. dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected. The New Israeli Shekel revaluation (devaluation) in relation to the U.S. dollar amounted to (6.8%), 8.2% and 8.9% for the years ended December 31, 2005, 2006 and 2007, and to (7.6%) for the first quarter of 2008. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. The Israeli rate of inflation (deflation) amounted to 2.4%, (0.1)% and 3.4% for the years ended December 31, 2005, 2006 and 2007, respectively.

Prior to 2006 we experienced decreases in our revenues from products. If this trend will return, it will likely adversely affect our gross margins and profitability.

        Although our revenues from the sales of products increased to approximately $14.3 million in 2007 from approximately $9.6 million in 2006 and from approximately $9.0 million in 2005, product revenues in 2006 and in 2005 decreased from approximately $11.4 million in 2004. At the same time, revenues from maintenance and services increased in 2007 to $14.3 million from approximately $11.8 million in 2006 and approximately $12.0 million in 2005. Our gross margin from most of our products is higher than our gross margin from services. This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products. If our overall percentage of revenues comprised by maintenance and service revenues will increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products will decrease, such decrease may adversely affect our future maintenance and service revenues, as it may result in a smaller user base to purchase maintenance and service contracts from us.

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

        Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees. Competition for these employees can be intense, especially in a number of our key markets and locations. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive. The market for the qualified personnel we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology. This is particularly true for the markets in which the majority of our research and development personnel are located, namely Israel and in the State of California, as competition for qualified personnel is intense in those markets. We may not be able to compete effectively for the personnel we need. Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli and California laws, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

        We have entered into non-competition agreements with substantially all of our employees in Israel and in California. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period. However, under current Israeli and California laws, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise our former employees gained while working for us.

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

        To date, most of the software relating to the Cimatron E family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our new Cimatron E product family. In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company. We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations. Most of the software relating to GibbsCAM has also been developed internally, however, Gibbs, like Cimatron, also relies on certain third party software and tools embedded in GibbsCAM product.

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

        Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation (deflation) amounted to 2.4% (0.1)% and 3.4% for the years ended December 31, 2005, 2006 and 2007, respectively.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices and research and development facilities are located in Israel. In addition, a portion of our sales is made to customers in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon into northern Israel. There can be no assurance that the recent relative calm will continue. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

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

        We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in property and equipment and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

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

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. This process is still ongoing. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to March 31st, 2008 in the amount of $2.3 million, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above-mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005, could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements or if the amount that we become obligated to pay exceeds the amounts for which we have accrued in our financial statements, such payments would negatively impact our earnings.

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

History and development of the Company

        We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems. They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio. These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers, as well as discrete part manufacturers. We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers and discrete part manufacturers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time. Following our merger with Gibbs, we have enhanced our product offering for discrete part manufacturers.

        In July 2005 we acquired 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro. Under the agreement, we also received an option to acquire up to 100% of Microsystem from Microsystem’s shareholders and Microsystem’s shareholders received an option to require us to purchase 49% of Microsystem’s share capital under specific circumstances. In July 2007 we exercised our option to increase our holdings in Microsystem to 51%. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transaction with Microsystem and the options received both by us and Microsystem’s shareholders. The transaction was designed to significantly enhance Microsystem’s financial position and balance sheet, and to strengthen our leading position in Italy, one of our key markets in Western Europe. Under the terms of the agreement, Microsystem’s marketing, sales, and support groups remained in their current offices throughout Italy, nevertheless, in the last two years Microsystem went through a comprehensive restructuring and turnaround.

        During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean provider for approximately $225,000 plus an additional payment subject to collection of certain receivables, following which such provider became our wholly owned subsidiary.

        During January 2008, we merged Gibbs System, Inc., also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. In consideration for the transaction, Cimatron paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, cash consideration of approximately $5 million, as well as 1,500,000 newly issued Ordinary Shares of Cimatron.

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

Business Overview

Principal Operations, Products and Developments

        Cimatron E

Cimatron E, our current generation of CAD/CAM solutions for the tooling and production industries, was initially released in September 2001. We released our newest major version of the Cimatron E (Version 8.0) in March 2007. Cimatron E provides comprehensive tools, applications and process-automation solutions for the tooling and manufacturing industries.

With Version 8 of Cimatron E, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

–	A new application for progressive die design, covering the entire spectrum of quoting, strip design, tool design, and manufacturing, compressing weeks of work into days;

–	New automated drilling capabilities, reducing programming time by up to 80%;

–	NC-Preview functionality, presenting machining results in a matter of seconds and eliminating NC programming errors early in the process;

–	Concurrent mold design and the ability to handle mega-size molds, allowing multiple users to work on the same assembly with increased speed and ease; and

–	New enhancements in 5-Axis Production, delivering higher performance and better user control.

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

        GibbsCAM®

        GibbsCAM, our current generation of CAD/CAM software for discrete part production manufacturing, was first released in 1993. The current shipping version, GibbsCAM 2007 v8.7, was released in November 2007. GibbsCAM provides a comprehensive suite of tools, applications and process-automation/standardization solutions for industrial manufacturers.

        GibbsCAM is modular product family of PC-based, computer-aided manufacturing software, which allows customers to configure a seat of software specific to their current functionality needs, while protecting their investment by allowing the system to be seamlessly expanded over time to meet their on-going needs. GibbsCAM focuses on ease-of-use through an advanced graphical user interface (GUI) design, interactive graphics, full data associativity between part geometry, process and toolpath, and machining efficiency. GibbsCAM provides manufacturing-focused wireframe, surface and solid modeling (CAD) as well as a comprehensive range of CAM functionality for CNC toolpath creation. It provides post processing and machine simulation for a wide variety of CNC machines, including 3- through 5-axis mills, lathes, mill-turns, Swiss machine, wire-EDM, and multi-task machines (MTM). Since original part design is usually performed by a different user and different CAD software, GibbsCAM provides a variety of CAD data import options covering virtually all brands of CAD software in use today. GibbsCAM is certified under Autodesk’s AICAP program, is a Solid Edge Voyager Select Product and is a SolidWorks Certified CAM Product. GibbsCAM is certified for use on Windows XP and Windows Vista, Microsoft’s currently supported Windows operating systems.

The GibbsCAM product family includes the following module options:

Mill

        GibbsCAM Production Milling supports 2- through simple 3 -axis wireframe machining with full functionality for contouring, pocketing with unlimited bosses/islands, thread milling, face milling, 2D/3D spiral creation, drilling with support for many drill cycles, tapping, and boring. Simple 4th-axis positioning is also supported. Automatic cycles for face milling, such as spiral, zig-zag, back and forth and one direction, allow material to be cleaned off the top of a part. GibbsCAM Production Milling provides easy to use, powerful programming capability for milling machine tools.

Lathe

        GibbsCAM Production Turning supports full 2-axis wireframe machining with full functionality for contouring, automatic roughing, multiple hills and valleys, plunge roughing, threading, repetitive shape roughing, drilling, tapping and boring. Advanced functionalities, such as maintaining an awareness of the current stock condition, make programming lathes not only easy but also extremely efficient. GibbsCAM Production Turning provides easy to use, powerful capability for programming turning centers.

Solid Import

        GibbsCAM Solids Import provides entry-level support for machining solid models. Solid models can be read, viewed and manipulated. Geometry can be selected and extracted for machining. Using this option users can import a solid model, view it, extract geometry from selected edges, which can then be machined. This option is ideal for users who have been machining wireframe geometry who want to expand their capabilities to support rudimentary machining of solids.

2.5D Solids

        GibbsCAM 2.5D Solids provides significant surface and solid modeling capabilities. Functionality to directly machine surfaces and solids is also included. With this module, users have the ability to create, import and modify solid models and then generate programs to machine them. Specialized tools are also provided to import, repair and automatically solidify surface data. Using GibbsCAM 2.5D Solids, CNC programs can be created faster and easier, making users more efficient and productive.

SolidSurfacer®

        GibbsCAM SolidSurfacer provides higher-level surface and solid modeling capabilities. Advanced functionality to machine surfaces and solids is also included. GibbsCAM’s intuitive graphical user interface allows complex surface and solid functions to be easy to use. Using SolidSurfacer, users can address the demanding surface and solid modeling and machining requirements for complex mold, tool and die work.

Advanced CS

        GibbsCAM’s standard functionality is to machine on conventional, orthogonal coordinate systems (XY, XZ, YZ planes). The Advanced CS option introduces support for non-orthogonal coordinate systems allowing local coordinate systems to be defined in any 3D orientation.

Rotary Mill

        GibbsCAM Rotary Mill supports machining using a rotary 4th axis. The part geometry can either be radially defined, or can be flat geometry which is wrapped around an axis. This functionality is ideally suited for roller dies, feed screws, threading, engraving and any other application where geometry is machined around an axis.

4-Axis Milling

        GibbsCAM 4-Axis Milling supports machining using a rotary 4th axis. The part geometry is 3D wireframe geometry with surface controls, typically extracted from radially prismatic solid models. The user has complete control over the tool’s orientation relative to the part, including lead and lag angles. This functionality is ideal of off-center, Y-axis milling, such a camshafts, or pockets or grooves with variable tapers on the floors and walls.

5-Axis Simultaneous Milling

        GibbsCAM 5-Axis introduces support for 4th and 5th axis simultaneous rotary milling of multiple surfaces and solid models. Full support for tool types (ball, flat, bull, conical, and lollipop) is provided with collision checking of the tool tip, tool shaft and holder. With complete control over all aspects of the tool axis, superior surface finishes can be realized. Task oriented dialog panels are provided to only display the parameters specific to a particular machining situation, such as projection machining, swarf milling, mold cavity machining, cylinder head machining, electrode machining, and turbine blade shaft finishing. A set of dialog panels are also provided specifically for machining impellers: floor machining, general rouging and blade finishing. A variety of posting solutions are also available from Gibbs posts, ProAXYZ 5-axis drivers, or APT-CL, which allows users to make use of established posting solutions.

TMS (Tombstone Management System)

        GibbsCAM TMS supports part placement and program generation of multiple parts positioned on a tombstone fixture, a high-efficiency mode of machining on 4-axis horizontal machining centers. Various sequences can be examined and compared to identify the optimal machining strategy, minimizing traversals and tool changes. Full flexible is provided to the user while developing the program, allowing different aspects to be resolved independently and then optimized as a while. When complete, TMS outputs a complete G-code program, with optional sub-routines, canned cycles and B-rotation positions.

MTM™ (Multi-Task Machining)

        GibbsCAM MTM™ (Multi-Task Machining) was specifically designed to address the CNC programming requirements of multi-task machine tools, providing powerful programming tools that are easy to learn and use with the ultimate in flexibility and configurability. Machining processes are easily defined with GibbsCAM’s intuitive graphical user interface that provides seamless access to both turning and milling capabilities, and GibbsCAM’s associativity allows operations to be updated easily when modifications are made. Factory-supplied post processors output multi-flow NC code complete with utility operations and sync codes.

Wire-EDM

        Designed to handle the most demanding Wire-EDM programs while being easy-to-use, GibbsCAM Wire-EDM supports programming 2- thru 4-axis CNC Wire-EDM machines. With a very flexible and robust graphical user, novice users will find the system easy to understand and learn, while experienced users will find it a straightforward, efficient way to access its breadth of capability and options. GibbsCAM Wire-EDM provides the user with complete control over the Wire-EDM machining operations. Post processors for all major brands of Wire-EDM machines are included.

Machine Simulation

        GibbsCAM Machine Simulation allows programs and corresponding machine tool motions to be graphically verified before running them on an actual CNC machine tool, avoiding potential mistakes which could result in scrap or potential machine crashes. While verifying the program, potential opportunities for optimization can also be identified, allowing the program to be further refined. Machine Simulation also provides an environment in which to do a virtual set-up of the machine tool, allowing various set-up parameters to also be verified before going to the actual machine tool.

Data Exchange Options

        In order to ensure that GibbsCAM is able to work with data files from the widest variety of CAD sources, a comprehensive selection of various data exchange options are available. These range from DXF/DWG, to IGES, VDA-FS, STEP AP203/AP214, CATIA V4, CATIA V5, Pro/ENGINEER and Granite, and ACIS. In addition, GibbsCAM has the ability to read the native data files of most popular CAD systems: SolidEdge, Unigraphics/NX, SolidWorks, Rhinoceros, and KeyCreator. The data exchange options or capabilities may require other GibbsCAM options.

CutDATA

        Machining feeds and speeds database

Post Processors

        GibbsCAM offers a variety of approaches to generate G-code for machine tools. For users who prefer to develop their own posts, GibbsCAM offers PostHASTE, a template-based post processing system along with over 225 post templates. For users who already have a legacy posting system based on APT-CL, GibbsCAM outputs APT-CL output. GibbsCAM also has a library of over 6500 post processors for a wide variety of controller and machine tool configurations. For the ultimate level of support, GibbsCAM also offers high-efficiency, custom post processors created by a team of expert developers.

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

        Following our merger with Gibbs, we distribute our products to end-users in over 35 countries in five continents through certain of our subsidiaries, directly in Israel and the US and through a network of independent Providers and Resellers. Between us, our subsidiaries (including Gibbs) and our Providers and Resellers, our family of products has more than 40,000 installations.

        Providers

        We believe that our Providers are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions. Most of the Providers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selling, installation, training and maintenance. Providers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line, with special emphasis on the ability of their engineering and sales teams to provide customer support.

        We furnish our Providers with technical guidance and marketing and sales resources. Providers regularly visit our Israeli headquarters, while our employees from various departments visit Providers’ sites. Our relationship with our Providers is further enhanced by international conferences, that we organize from time to time, regional workshops and cooperative exhibitions, and participation in local user meetings.

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

        A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions). Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our Provider in Japan, no Provider accounted for more than 1.5% of our total revenue for the year ended December 31, 2007. In July 2005 we acquired 27.5% of our Italian Provider and an option to purchase its remaining outstanding shares from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian distributor to 51%. This holding increase changed its status from an independent provider to a subsidiary.

        There can be no assurance that all existing relationships with our Providers will be renewed. We believe that with the exception of our Provider in Japan, the termination of our relationship with a single Provider would not adversely effect us; however, the termination of our relationship with several of our Providers at approximately the same time or with one of our two Providers in Japan who accounted for 7.4% of our sales in 2007 could adversely affect us. There can be no assurance that, in the event that we lose any of our Providers, we will be successful in recruiting replacement professional and technically competent Providers.

        Gibbs Resellers

        We believe that our Resellers are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions. Most of the Resellers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selling, installation, training and maintenance. Resellers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line. US-based Resellers count on Gibbs corporate for much of their service and support. Training is also provided at Gibbs Corporate Headquarters based in Moorpark, CA, USA. In International markets, Resellers are selected with special emphasis on their ability to provide customer service, support, and training.

        We furnish our Resellers with technical guidance and marketing, technical and sales resources in addition to the product and associated documentation. Resellers visit Gibbs’ headquarters in California, while our employees from various departments visit Resellers sites as needed. Our relationship with our Resellers is further enhanced by international conferences, that we organize from time to time, regional workshops and cooperative exhibitions, and participation in local user meetings.

        Resellers serve as an integral part of our marketing and service network around the world. They give our products a local “feel” by (a) offering technical support in the end-user’s native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars. Resellers continually develop new ways to adapt and enhance our products to meet their respective customers’ regional and company-specific needs.

        A typical agreement with a Reseller is for a term of one year (subject to rolling one-year extensions). According to the terms of our agreements with them, the Resellers are able to purchase our products at a discounted price. Certain of our Resellers act as our only “sales agent” in a single country or region, even though we do not have an exclusivity agreement with any Reseller.

        Gibbs’ resellers include seven who comprise the Gibbs “President’s Club.” Each of these seven resellers are independent companies that primarily engage in reselling Gibbs products and that represent the resellers with the highest total sales of Gibbs products for the preceding year. Other than the seven Presidents’ Club resellers, no reseller accounted for more than 3.3% of Gibbs’ total revenue for the year ended December 31, 2007. However, none of the Presidents Club members accounted for more than 7% of Gibbs’ revenue during 2007.

        There can be no assurance that all existing relationships with our Resellers will be renewed. We believe that with the exception of our President’s Club Members, the termination of our relationship with a single Reseller would not adversely effect us; however, the termination of our relationship with several of our Resellers at approximately the same time or with many of our President’s Club Resellers could adversely affect us. There can be no assurance that, in the event that we lose any of our Resellers, we will be successful in recruiting replacement professional and technically competent Resellers.

        Subsidiaries

        Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006. We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German Provider. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider following which it became a wholly owned subsidiary. In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998. In late 2006 we transferred our business activity in France to an independent provider and substantially ceased the activity of our French subsidiary. During 2007 we transitioned our business activity in the United Kingdom from our United Kingdom subsidiary to an independent provider with the intent of achieving greater efficiencies in our United Kingdom business. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the merger with Gibbs and with respect to the transaction with Microsystem, our Italian provider and our increase in holdings thereof.

        Customers

        Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. Our customers are located in over 35 countries worldwide.

        In the years ended December 31, 2007, 2006 and 2005, approximately 66%, 52% and 51%, respectively, of our revenues were from Europe; approximately 4%, 7% and 8%, respectively, of our revenues were from Israel; approximately 18%, 23% and 22%, respectively, of our revenues were from the Far East; approximately 11%, 17% and 18%, respectively, of our revenues were from North America; and approximately 1%, 1% and 1%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

        The following tables represent a geographical breakdown of our revenues from products and services from the last three years (in thousands of U.S. dollars):

        2007

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	8,946	62.4%	9,885	69.2%
Israel	507	3.5%	664	4.6%
Far East	3,622	25.3%	1,621	11.3%
North America	1,176	8.2%	2,094	14.6%
Other	80	0.6%	45	0.3%
Total	14,331	100.0%	14,309	100.0%

        2006

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	4,027	41.8%	6,848	58.0%
Israel	358	3.7%	1,151	9.7%
Far East	3,531	36.6%	1,505	12.7%
North America	1,397	14.5%	2,234	18.9%
Other	329	3.4%	79	0.7%
Total	9,642	100.0%	11,817	100.0%

        2005

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	3,802	42.4%	6,974	58.3%
Israel	435	4.9%	1,204	10.1%
Far East	3,048	34.0%	1,576	13.2%
North America	1,607	17.9%	2,108	17.6%
Other	76	0.8%	95	0.8%
Total	8,968	100.0%	11,957	100.0%

        Other than our Provider agreements and certain maintenance contracts with customers in Israel, we currently have no significant long-term contracts with any customer and sales are generally made pursuant to purchase orders received from distributors.

Potential Fluctuations in Operating Results; Seasonality

        Potential Fluctuations in Operating Results

        See “Item 3 – Risk Factors – We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price for our ordinary shares” for a discussion of factors that may cause annual or quarterly fluctuations in the results of our operations.

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

Organizational Structure

        Our principal shareholder, DBSI, holds 4,265,950 shares, representing approximately 45.6% of our outstanding share capital. Until June 2008, Koonras Technologies Ltd., or Koonras, held 2,554,360 of our Ordinary Shares. On June 3, 2008, Koonras sold 854,360 Ordinary Shares to 3Kotek 2 B.V., or Kotek. Following the consummation of such transaction Kotek holds approximately 9.1% of our share capital. On or about June 26, 2008, Koonras sold the remaining 1,700,000 Ordinary Shares to DBSI. Following the consummation of such transaction, DBSI holds approximately 45.6% of our share capital and effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

        For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

Property, Plants and Equipment

        We do not own any real property. We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2.100 square meters at this facility. As of January 10, 2006, we occupy approximately 1,750 square meters at this facility. In 2007, the aggregate annual lease payments for the office premises were approximately $290 thousand. The initial term of this lease ended on June 30, 2006 and we have exercised our option to extend the lease for an additional three years.

        Following the merger with Gibbs, we lease office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs. In connection with the merger of Gibbs, the term of the lease was shortened from 2020 to December 31, 2012, with an option to extend the lease for an additional 5 years. The rent due to be paid during the initial term shall be $24,710 per month.

        The following table represents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2007 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)

Headquarters in Israel	Givat Shmuel	255

North American subsidiary	Michigan and Illinois (U.S.)*	81

German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	220

Microsystem	Bologna, Milano, Ancona, Treviso	337

UK subsidiary	Huddersfield	6

Japanese subsidiary	Tokyo	4

Chinese subsidiaries	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Fujian, Wuhan	68

Korean subsidiary	Seoul	26

India subsidiary	Pune	5

	Total	1,002

* These offices are responsible for our marketing efforts in Canada as well.

Item 5.	Operating and Financial Review and Prospects

Overview

        We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.

        In July 2005 we acquired 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro, and an option, which we refer to as the First Call Option, to acquire up to additional 23.5% of Microsystem from Microsystem’s shareholders. In July 2007 we exercised this option at the stated exercise price of $599,250. In addition, upon exercise of the First Call Option we received a second option, which we refer to as the Second Call Option, to acquire up to the remaining 49% of Microsystem’s share capital, for an exercise price of approximately $1.25 million. The Second Call Option is exercisable at any time within a 30 day period, which we refer to as the Second Option Exercise Period, starting on July 3rd, 2008, the 12 month anniversary of our exercise of the First Call Option. In addition, as a result of our exercise of the First Call Option, any remaining other shareholders of Microsystem have an option to require us to purchase, at any time during the Second Exercise Period, 49% of Microsystem’s share capital, for consideration of approximately $1.25 million. We have accounted for the original acquisition under the equity method and accordingly, as of July 1, 2005 we commenced recording our share of Microsystems’s profits or losses in our consolidated financial statements. Following the exercise of the First Call Option and the increase in our holding in Microsystem to 51%, we have fully consolidated the results of Microsystem.

        During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean provider for approximately $225,000 plus an additional payment subject to collection of certain receivables, following which such provider became our wholly owned subsidiary.

        During January 2008, we merged Gibbs System, Inc., also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. In consideration for the transaction, Cimatron paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, cash consideration of approximately $5 million, as well as 1,500,000 newly issued Ordinary Shares of Cimatron. Following such transaction, Cimatron Gibbs LLC acts as a separate unit in the Cimatron group that is responsible for the marketing, selling and developing of the GibbsCAM product family, in substantially the same manner as conducted prior to the merger.

        We released our newest major version of the Cimatron E (Version 8.0) in March 2007, to include significant improvements such as a new application for progressive die design, new automated drilling capabilities, NC-Preview functionality, concurrent mold design and the ability to handle mega-size molds, and new enhancements in 5-Axis Production.

        Revenues

        We derive revenues mainly from (a) sale of our products, including software and hardware components, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services. Revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues. We provide maintenance services mainly pursuant to maintenance contracts, which usually provide for annual maintenance fees. Generally, maintenance contracts are for a one-year term. It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis. While customers in most markets do purchase maintenance services from us, our customers in the Far East (other than in Japan) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

        Cost of Revenues

        Our cost of revenues consists of five major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel and in our subsidiaries, (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to the Israeli Office of the Chief Scientist and (e) amortization of capitalized software development costs.

        Software Development Costs

        Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2004, 2006 and 2007 costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2004, 2006 and 2007 have been expensed. In 2005 we capitalized approximately $0.2 million in connection with the development of Cimatron E 7.0.

        Primary and Reporting Currency

        We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2005, 2006 and 2007 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

        Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. This would have the effect of increasing the U.S. dollar cost of our operations. In 2006 and 2007 the rate of devaluation of the NIS against the U.S. dollar exceeded the rate of inflation. During the first five months of 2008 the US Dollar has continued to devaluate against the NIS. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will continue to be adversely affected. Following the merger with Gibbs, we anticipate an increase in the relative portion of our U.S. dollar based expenses and revenues from our total expenses and revenues. During the second quarter of 2008 we have taken cost control measures to counter the effect of the weakening U.S. dollar on our financial results. These measures mainly involved cost reductions in Israel and the US.

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

Operating Results

	December 31,
	2005	2006	2007
	In thousands of US$ (except per share data)

Statement of Income Data:
Revenue:

Products	8,968	9,642	14,331
Services	11,957	11,817	14,309

Total	20,925	21,459	28,640

Cost of revenue:
Products	3,367	2,154	3,867
Services	1,568	1,469	1,573

Total	4,935	3,623	5,440

Gross profit	15,990	17,836	23,200

Research and development costs	4,815	4,426	4,281
Selling, general and administrative
expenses	15,650	13,362	17,243

Operating income (loss)	(4,475)	48	1,676
Financial income (expenses), net	(148)	574	353
Other income (expenses)	1	(5)	(3)

Income (loss) before taxes	(4,622)	617	2,026
Taxes on income	(2)	(27)	-

Income (loss) after income taxes	(4,624)	590	2,026
Company's equity in results of
affiliated company	(5)	(105)	(52)
Minority interest in results of
subsidiary	36	29	(51)

Net income (loss)	(4,593)	514	1,923

Net income (loss) per share (basic and
diluted)	(0.59)	0.07	0.24

Weighted average number of shares
outstanding	7,835	7,835	7,866

	December 31,
	2005	2006	2007
	In thousands of US$

Balance Sheet Data
Cash and cash equivalents..	2,708	5,597	9,026
Short-term investments	2,167	-	-

Total cash, cash equivalents and
short-term investments	4,875	5,597	9,026
Long term marketable investments	1,309	1,287	1,158
Working capital	4,328	5,342	6,121
Total assets	16,442	17,907	27,327
Total liabilities.	8,460	9,062	16,357
Shareholders' equity	7,982	8,845	10,970

        Revenue

        Our total revenues increased to approximately $28.6 million in 2007 from approximately $21.5 million in 2006 and from approximately $20.9 million in 2005. Our revenues from the sale of products increased to approximately $14.3 million in 2007 from approximately $9.6 million in 2006 and from approximately $9.0 in 2005. The increase in the sale of products in 2007 was mainly due to an increase of approximately $4.9 million in product sales in Europe, which was in part due to the higher Euro – dollar exchange rate, but the majority of the increase in Europe was related to the consolidation of Microsystem’s results starting in the third quarter of 2007 and to real sales growth in Germany. We also experienced product sales growth in South Korea, India, Taiwan and Israel. Such increases were partially offset by decreases of sales in other regions. As 65% of our 2007 revenues were derived from Europe, changes in the Euro – dollar exchange rate can significantly influence our revenues. As of the third quarter of 2007, the Euro – dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated. While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, which markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less frequent. In 2007, our largest organic revenue growth came from Europe, mainly from Germany. We continue to increase our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition, we have begun to introduce the GibbsCAM product line into our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and ultimately in all our other sales channels. As a percentage of revenues, our revenues from the sale of products increased from approximately 42.9% in 2005, and approximately 45% in 2006 to approximately 50% in 2007. Our revenues from services increased in 2007 to approximately S14.3 million, from approximately $11.8 million in 2006 and approximately $12.0 million in 2005. This increase is mainly attributed to the consolidation of Microsytem’s results starting in the third quarter of 2007, but also to organic growth in maintenance and other services revenues. As a percentage of revenues, our revenues from services decreased to approximately 50% in 2007 from approximately 57.1% in 2005 and approximately 55% in 2006.

        Cost of Revenue

        Cost of revenue increased in 2007 to $5.4 million, from approximately $3.6 million in 2006 and $4.9 million in 2005. The increase in 2007 is mainly due to the consolidation of Microystem’s results starting in the third quarter of 2007. The decrease in 2006 resulted mainly from the implementation of a cost reduction plan in the second half of 2005. The overall increase in costs of revenue in 2005 was due to our write-off of capitalized software development expenses in the amount of $0.8 million, which was offset by a decrease in all other components of our cost of revenue, in line with the decrease in product sales.

        Gross Profit

        Gross profit, as a percentage of total revenue, was 81.0%, 83.1% and 76.4% in 2007, 2006 and 2005, respectively. The decrease in percentage in 2007 resulted mainly from the consolidation of Microystem’s results starting in the third quarter of 2007, as a portion of Microsystem’s product revenues include hardware sales, which feature lower gross profit margins than software. The increase in percentage in 2006 resulted mainly from our cost reduction plan implemented during the second half of 2005.

        Research and Development, Patents and Licenses, etc.

        Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $4.3 million in 2007, $4.4 million in 2006 and $4.8 million in 2005. In 2007 we maintained the same level of research and development activity as in 2006. The decrease in 2006 was due mainly to our cost reduction plan implemented during the second half of 2005 and during 2006.

        Selling, General and Administrative Expenses

        Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2005, 2006 or 2007 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid for management services to DBSI and Koonras (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

        Selling, general and administrative expenses increased to $17.2 million in 2007 from $13.4 million in 2006 and $15.6 million in 2005. The main reason for the increase in 2007 was the consolidation of Microystem’s results starting in the third quarter of 2007, but we also increased our selling and marketing expenses in order to enhance our sales and marketing efforts in some selected markets. As our operations in Europe are in Euro, we also faced higher expense in Dollar terms due to the relative weakness of the US Dollar versus the Euro. As of the third quarter of 2007, the Euro – dollar exchange rate has had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, as substantially all of Microsystem’s revenues are Euro-denominated. The main reason for the decrease in 2006 was the cost reduction plan implemented in the second half of 2005.

        Financial Income (Expenses), net

        Financial income (expenses), net, consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on trade receivables and tax rebates and currency translation adjustments between the U.S. dollar exchange rate imposed on our assets and liabilities. Financial income (expenses), net, were $0.4 million in 2007 compared to $0.6 million in 2006 and $(0.1 million) in 2005. The decrease in financial income, net, in 2007 was due primarily to lower income from changes in currency exchange rates. The $5 million consideration in the merger with Gibbs was funded from our accumulated cash and cash equivalents. As a result, we expect our financial income to significantly decrease.

        Net Income (Loss)

        We incurred net income of approximately $1.9 million and $0.5 million in 2007 and 2006, respectively. In 2004 and 2005 we incurred net losses. We cannot be certain that we will maintain profitability on a quarterly or annual basis. If the percentage of our overall revenues comprised by service revenue will increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products will decrease, such decrease may adversely affect our future service revenues, as it may result in a smaller user base to purchase service contracts from us. See “Item 3 – Risk Factors.” For a geographical breakdown of our revenues, please refer to “Item 4 – Information on the Company – Geographical Breakdown of our Revenue.”

Effective Corporate Tax Rate

        We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. We are currently most significantly affected by corporate taxes in Israel where we received a final tax assessment through the tax year ended December 31, 2000. Generally, as of January 1, 2008, Israeli companies are subject to corporate tax of 27% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 31%). The corporate tax rate was reduced in July 2005, from 31% for the 2006 tax year to 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. We believe that our effective tax rates in the U.S., Germany, Italy, France, the U.K., China, Japan, India and Korea would have been approximately 34%, 25%, 31%, 33%, 19%, 35%, 31%, 34% and 27.5%, respectively, for the year ended December 31, 2007, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $7.3 million as of the end of 2007. In addition, as of December 31, 2007, we had approximately $6 million in net operating loss carryforwards in North America, $0.9 million in Germany, $2.8 million in France $0.5 million in the U.K and $0.5 millions in Korea. There can be no assurance that we will be able to use all the above-mentioned tax loss carryforwards at any time in the future. We expect that as our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

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

Liquidity and Capital Resources

        We finance our operations primarily from funds provided by operations and, to a lesser extent, from accumulated cash and cash generated by the sale of our investments. We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities. Prior to the closing of the merger with Gibbs we obtained two credit lines from banks for an aggregate amount of $8 million. Annual interest rates may vary from Libor + 0.9% to Libor +1.2%. Both credit lines are secured by negative pledges and certain financial covenants, such as minimum equity and minimum equity as percentage of total balance sheet assets, maximum financial debt and maximum financial debt as a percentage of total balance sheet assets, minimum cash balance, minimum current ratio, minimum EBITDA and maximum ratio between financial debt and EBITDA. As of March 31, 2008, we were in compliance with the covenants under these credit lines, and the aggregate outstanding amount drawn thereunder was approximately $250,000.

        As of December 31, 2007, we had $10.2 million in cash and marketable investments. During 2007, net cash provided by operating activities was $3.4 million, and was comprised of our net profit of $1.9 million, non-cash use of depreciation and amortization of $0.9 million, increase in trade payables, accrued expenses and other liabilities of $0.5 million, partially offset by increase in accrued severance fund of $0.2 million and decrease in deferred taxes of $0.1 million. Furthermore, we utilized a renewable loan in the amount of $0.5 million from a Swiss bank, which was secured by all our assets held by the bank. Such assets varied from time to time. In March 2008 we re-paid this loan to the bank and have not renewed it since. As of December 31, 2007, Microsystem had outstanding a long-term government loan of $0.4 million. and a short term bank credit in the amount of $0.3 million.

        In addition to the cash provided by investing activities described above, we gained a net amount of $0.3 million from the acquisition of Microsystem and $0.3 million from redemption of bonds, and invested $0.6 million in the purchase of property and equipment, resulting in net cash used in investing activities of $0 million.

        These transactions caused our aggregate amount of cash and cash equivalents to be $9 million as of December 31, 2007 as compared to $5.6 million as of December 31, 2006, our long-term marketable investments to be $1.2 million as of December 31, 2007, as compared to $1.3 million as at December 31, 2006, and our short-term bank credit to be $0.8 million as of December 31, 2007, as compared to $0.5 million as at December 31, 2006.

        As of December 31, 2007, our working capital was $6.1 million and our total assets were $27.3 million, compared to $5.3 million and $17.9 million, respectively, as of December 31, 2006. The increase in working capital resulted mainly from an increase in cash and cash equivalents and short term investments, net of short-term bank credit. The change in total assets resulted mainly from the acquisition of Microsystem and the consolidation of its financial statements starting in the third quarter of 2007.

        Our trade receivables, net of allowance for doubtful accounts on December 31, 2007 totaled $7.3 million, compared to $4.8 million on December 31, 2006. The increase was mainly attributed to the consolidation of Microsystem’s financial statements, and to a lesser extent to higher sales in 2007. The collection cycle remained unchanged during 2007 compared to 2006. We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten the collection cycle.

        Our capital expenditures for 2007 amounted to approximately $0.6 million and were mostly for the purchase of computers, computer equipment and other office equipment

        We financed the consideration in the merger with Gibbs from our accumulated cash and cash equivalents, as a result of which our cash, cash equivalents and marketable securities, net of short-term and long-term credit, were decreased immediately after the closing to approximately $5 million.

        Upon exercise of the First Call Option to acquire additional Microsystem’s share capital we received a second option, which we refer to as the Second Call Option, to acquire up to the remaining 49% of Microsystem’s share capital, for an exercise price of approximately $1.25 million. The Second Call Option is exercisable at any time within a 30 day period, which we refer to as the Second Option Exercise Period, starting on July 3rd, 2008, the 12 month anniversary of our exercise of the First Call Option. In addition, as a result of our exercise of the First Call Option, the remaining shareholders of Microsystem have an option to require us to purchase, at any time during the Second Exercise Period, 49% of Microsystem’s share capital, for consideration of approximately $1.25 million. As a result, we expect that during July 2008 we will increase our holdings in Microsystem from 51% to 100% for a cash consideration of $1.25 million. This amount was already included in our current liabilities as of December 31, 2007.

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

        The exchange rate between NIS and the U.S. dollar has fluctuated during 2007 and during the past 5 months (December 2007 – May 2008) from a low of NIS 3.242 to the dollar to a high of NIS 4.008 to the dollar. The high and low exchange rates between the NIS and U.S. dollar during the 6 most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW 1 U.S. dollar =	HIGH 1 U.S. dollar =

December 2007	3.841	4.008
January 2008	3.625	3.861
February 2008	3.553	3.849
March 2008	3.347	3.666
April 2008	3.432	3.641
May 2008	3.242	3.471

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2003 - December 31, 2003	4.548 NIS/$1
January 1, 2004 - December 31, 2004	4.478 NIS/$1
January 1, 2005 - December 31, 2005	4.503 NIS/$1
January 1, 2006 - December 31, 2006	4.466 NIS/$1
January 1, 2007 - December 31, 2007	4.085 NIS/$1

        In 2005 the rate of inflation was approximately 2.4% and the U.S. dollar was devaluated against the NIS by 6.8%. In 2006 the rate of inflation was approximately (0.1)% and the U.S dollar was devaluated against the NIS by 8.2%. In 2007 the rate of inflation was approximately 3.4% and the U.S dollar was devaluated against the NIS by 8.9%.

        Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from decreases in the Euro – U.S. dollar exchange rate and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from increases in the U.S. dollar – NIS exchange rate. However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low. The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2007 we had currency exchange options to sell up to 2.4 million Euro for a total amount of $3.36 million, and had written currency exchange options to sell up to 2.4 million Euro for a total amount of $3.75 million that were scheduled to expire prior to December 29, 2008. As of May 31, 2008, we had currency exchange options to sell up to 2.8 million Euro for a total amount of $4 million, and had written currency exchange options to sell up to 2.8 million Euro for a total amount of $4.4 million that were scheduled to expire prior to December 29, 2008. See “Item 11 – Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents, licenses, etc.

        We conduct our research and development operations primarily in Israel and to a small extent in Russia. Following the merger with Gibbs in January 2008 we now also have substantial research and development operations in California. Our research and development efforts have been financed through internal resources and through plans sponsored by the Chief Scientist of the Government of Israel, or the OCS. In the years ended December 31, 2005, 2006 and 2007 our gross research and development expenditures were $4.8 million, $4.4 million and $4.3 million, respectively (23%, 21% and 15% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to OCS plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to OCS plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to OCS plans approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months. As of December 31, 2007, our contingent liability with respect to such grants was approximately $1.4 million, contingent upon us generating revenues from sales of products developed with funds provided by the OCS.

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Following this application and further correspondence between the OCS and us, the OCS appointed an external professional examiner to examine our claim from a technological point of view. This examiner submitted his report to the OCS in November 2005. In December 2005, the OCS appointed a second professional examiner to submit a second opinion regarding our technological claim. During January 2006 our management met with the OCS in an attempt to, among other things, accelerate the OCS’s treatment of our application. In September 2006 we received a letter from the OCS rejecting our application. Following further inquiries made by us, we continued corresponding with the OCS and in January 2007 our management met again with the OCS. As a result of this meeting the OCS agreed to continue its examination of our application. In July 2007 we met with an OCS examiner and two additional OCS representatives. However, to date, we have not received any final decision from the OCS, despite our ongoing efforts to resolve this matter.

        Although we believe we have strong arguments to support our position, we have accrued royalty expenses in the amount of $2.3 million in our financial reports for the periods from January 1st, 2005 to March 31st, 2008, but we have not paid to the OCS any royalties associated with the products mentioned above. In light of the above-mentioned facts, we continue to evaluate and consider our next steps with the OCS, including without limitation, whether further royalty expense accruals will be necessary. See “Item 3. Risk Factors – We may be required to pay royalties to the OCS in respect of sales since January 1, 2005” for a discussion of the risks to us arising from the possibility that we may be obligated to pay to the OCS the amount we have accrued with regard to this issue or even more than such amount.

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

        In the years ended December 31, 2005, 2006 and 2007, we paid or accrued royalties to the OCS in the amount of $0.7 million, $0.7 million, and $0.8 million, respectively. We intend to consider whether further accruals will be necessary in light of the facts described above concerning our application to the OCS to recognize our claim that we are no longer obligated to pay royalties on a majority of our sales subsequent to January 1, 2005.

        In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2007 with respect to such grants was $0.6 million, contingent upon our incremental exports.

        In addition, we are currently participating in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. As of December 31, 2007, we have recorded in our profit and loss statements only negligible amounts of grants received. In the first quarter of 2008 we recorded in our profit and loss statement a grant of $121,000 as R&D participation.

        Trend Information

        We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures. Following is a summary of the material trends and uncertainties influencing our operations:

        Cash and Cash Equivalents. The consideration in the merger with Gibbs was funded from accumulated cash and cash equivalents, as a result of which our cash and cash equivalents was decreased immediately after the closing from approximately $9 million dollars to approximately $3.5 million dollars.

        Merger with Gibbs and Related Effects. As a result of the merger with Gibbs we anticipate an increase in the following: (i) the Company’s overall expenses and revenues; (ii) relative portion of the U.S. dollar based expenses and revenues of the Company group; and (iii) geographic diversity due mainly to increase in sales in the U.S. market.

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

    1.        With respect to our contingent liability relating to payment of royalties to the OCS, see “ – Research and development, patents, licenses, etc.” above.

    2.        As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2007 was $0.6 million, contingent upon our incremental exports.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2007:

Contractual Obligations as of December 31, 2007	Payments due by Period (US$ in thousands)
	Total		Less than 1 Year	1-3 Years	4-5 Years	After 5 Years

Operating Leases	4,505		1,784	2,276	445	-
Purchase Obligations and Commitments	1,220		786	-	-	-
Other Long-Term Liabilities	3,929	(1)
Total Contractual Cash Obligations	9,654		2,570	2,276	445	-

(1) Represents a provision for future severance pay obligations.

G.	Safe Harbor

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

Item 6.	Directors, Senior Management and Employees

Directors and Senior Management

        As of the date of this annual report, our directors, senior management and key employees were as follows:

Name	Age	Position

Yossi Ben Shalom	53	Chairman of the Board
William F. Gibbs	54	Vice Chairman of the Board
Barak Dotan	40	Director
Yoel Rosenthal	53	Director
David Golan	67	Director
Eti Livni	59	External Director
Rami Entin	57	External Director
Dan Haran	50	President and Chief Executive Officer
Ilan Erez	40	Chief Financial Officer

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

William F. Gibbs is the founder of Gibbs System, Inc. (aka Gibbs and Associates), the makers of GibbsCAM. He joined Cimatron in January 2, 2008, with the merger of Gibbs into Cimatron. Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978. He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982. He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984. GibbsCAM, the 2nd generation Gibbs software, was first released in 1993. Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

Barak Dotan is a co-founder of DBSI Investments Ltd. Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas. Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

Yoel Rosenthal has been the CFO of DBSI Investments Ltd. since 2001. Prior to joining D.B.S.I., Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber &Co. Prior to that he held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal holds an MBA from the University of California in Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

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

Eti Livni is currently active as a lawyer in commercial issues, environmental issues, intellectual property and also serves as an arbitrator and mediator in various disputes. Mrs. Livni also currently serves as a director in various Israeli public companies, including the Israel Military Industry (IMI), New Makefet Pension and Benefit Funds Management Ltd., and Alrov Ltd. From 2003 until 2006, Mrs. Livni served as a member of the 16th Knesset and as a member of several Knesset committees. From 1999 until 2006, Mrs. Livni was a member of the Shinui Party and was also acting as head of the women’s section in the party. From 1995 until 2003, Mrs. Livni acted as a member of the managing committee of the Israeli Bar Association and as a member of the Association’s ethics committee. Mrs. Livni holds an L.L.B from the Hebrew University of Jerusalem, and is a certified lawyer in Israel.

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

Ilan Erez joined us as VP Finance in May 2005 and became Chief Financial Officer in July 2005. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking cards. He also served as VP Operations of Silicom from May 2001 until his departure. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Arrangements for the Election of Directors

        DBSI Investments Ltd., our largest shareholder (holding approximately 45.6% of our share capital), controls the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors. Koonras and DBSI were parties to an agreement by which, among other matters, they would each appoint one half of our directors, not including our external directors, and vote together at our shareholders’ meetings. Following the sale of the 1,700,000 Ordinary Shares to DBSI and the sale of 854,360 Ordinary Shares to Kotek, Koonras is no longer a shareholder of the Company and such agreement has been terminated.

        Following the merger with Gibbs System, Mr. Gibbs was issued 1,500,000 Ordinary Shares which represent approximately 16% of our outstanding share capital. Additionally, Mr. Gibbs has been appointed as the vice chairman of our Board of Directors. Under the merger agreement, we undertook to Mr. Gibbs that he will serve as the vice chairman of our Board of Directors as long as he continues to hold 9% of our issued and outstanding share capital.

Compensation

        During the year ended December 31, 2007, we paid, in the aggregate, approximately $0.7 million in direct remuneration to our directors and officers for services provided by them to the Company in such capacities. The above does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in Israel. We pay our external directors, as well as Mr. David Golan and Mr. William F. Gibbs an annual fee of approximately $8,000 plus approximately $410 for each meeting of the board of directors attended and each meeting of a committee of the board of directors attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attending board of directors meeting.

        Please see Item 7 – “Major Shareholders and Related Party Transactions” for the employment agreement entered into with Mr. Gibbs, and the terms pursuant to which Cimatron Gibbs leases office space from Mr. Gibbs.

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

        The initial term of an external director is three years, and he or she may be reelected to one additional term of three years by a majority vote at a shareholders’ meeting. In addition, under a recent amendment to the regulations promulgated under the Companies Law, external directors of public companies whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, may be elected for additional three year terms (in excess of the original six year term) provided that in light of such external director’s expertise and special contribution to the work of the company’s board of directors and audit committee, the re-election of such external director is for the benefit of the company. An external director may be removed only by the same percentage of shareholders as is required for his or her election, or by a court, and then only if he or she ceases to meet the statutory requirements for his or her appointment or if he or she violates the duty of loyalty to the company.

        Each committee of a company’s board of directors that has the right to exercise powers delegated by the board must include at least one external director and our audit committee is required to include all of the external directors. Our external directors are Eti Livni and Rami Entin, who will complete their current terms in April 2011, in accordance with Israeli law.

        An external director is entitled to compensation as provided in regulations adopted under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

        Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or completed another higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. However, under regulations promulgated under the Companies Law, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange).

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

        As of the date of this annual report, Mr. David Golan, Ms. Eti Livni and Mr. Rami Entin are serving as members of our audit committee.

        Internal Auditor

        Under the Companies Law, the board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. During November 2007, we appointed Fahn Kanne Control Management, a member firm of Grant Thornton, as our internal auditor, replacing Ernst & Young – Kost, Forer, Gabbay & Kasierer Business Risk Services who informed us that it could not continue to serve as our internal auditor due to a conflict of interests arising from auditing services provided to third parties.

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

        We have chosen not to comply with Nasdaq Marketplace Rules 4350(c)(4)(B) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process), 4350(c)(1) (majority of the board must be comprised of independent directors) and 4350(c)(2) (Regularly scheduled meetings of the company’s independent directors). Under Israeli law, the nominations process is conducted by the full board of directors. Similarly, under Israeli law all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors. Furthermore, under Israeli law, the board of directors needs to include external directors (as specified herein) but independent or external directors do not need to comprise a majority of the board. In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the Nasdaq listing requirement of shareholder approval for the establishment of and amendments to stock option or purchase plans (Rule 4350(i)(A)), which matter is not subject to shareholder approval under Israeli law and practice.

Employees

        The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2007	2006	2005

Research and Development	56	56	59
Marketing, Sales and Customer Support	173	124	125
Administration Management and Information Systems	22	17	20
Total	251	197	204

        As of May 31, 2007, we employed 312 full-time personnel, of whom 74 (most of whom hold advanced technical degrees) were employed in research and development, 206 were employed in marketing, sales and customer support and 32 were employed in various administrative, information systems and management positions. Of these employees, 94 were employed in Israel operations, 20 were employed by our North American subsidiary and 61 were employed by Cimatron Gibbs LLC (the surviving entity in the merger with Gibbs) in North America, 33 were employed by our German subsidiary, 47 were employed by our Italian subsidiary, 48 were employed by our Chinese subsidiaries, 1 was employed by our Indian subsidiary and 8 were employed by our Korean subsidiary. In addition, we employed 9 subcontractors’ or free-lance personnel on average during the year 2007 and as of May 31, 2007 we employed 10 subcontractors’ personnel.

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

        A general practice that we follow, which, as of May 2006, is also legally required, is the contribution of funds on behalf of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. While prior to May 2006 we could decide whether each employee was entitled to participate in the plan, after that date, we are required to enable participation of all employees in the plan. Each employee is required to contribute an amount equal to 5% of their salary per month for the managers insurance and we contribute an additional amount between 13.3% and 15.8% of their salary per month.

Share Ownership

        1998 Share Option Plan

        In April 1998, the board of directors adopted an additional share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1998 Share Option Plan is administered by our Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. Options granted vest over a period determined by the board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. In March 2000, the board adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan upon the exercise of options to be granted to our directors, officers, employees and consultants. In August 2003, the board of directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company. These options are exercisable commencing one year after the date of grant at a rate of 25% per year, subject to the continued employment of the officers. As of December 31, 2007, 37,500 such options were outstanding at a price of $2.50 per share. For additional information relating to the stock options granted by us under the 1998 Share Option Plan, see Note 12(B) to our financial statements included in Item 18.

        As of May 31, 2008, 37,500 options were outstanding under the 1998 Share Option Plan. Other than such outstanding options, no shares are reserved for future issuances as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

        2004 Share Option Plan

        In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan (“2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by our Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the Board, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of the option plan, provided that any such amendment does not adversely effect any options granted thereunder. In February 2005, 238,500 of such options were granted to employees of the Company at an exercise price of $2.20 per share and with a term of ten years, and in August 2005, the board of directors approved the grant of 32,000 of such options at an exercise price of $2.00 per share to the Company’s Chief Executive Officer. In December 2005 our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at exercise prices ranging from $1.75-$2.00 and with a term of five years. During August 2007, the Company granted an additional 74,000 options to Company employees at an exercise price of $2.78 and with a term of five years. During January 2008, the Company granted an additional 68,000 options to Company employees at an exercise price of $2.75 and with a term of five years including, 2,000 options to William F. Gibbs. As of May 31, 2008, 68,000 of such options were outstanding. These options are exercisable pursuant to a three (3) year vesting schedule as follows: (i) thirty three percent (33%) of the shares covered by the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the shares covered by the options become exercisable at the end of each subsequent six months period over the course of the following two (2) years, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof. We intend to grant additional options under the 2004 Share Option Plan to various of our directors, executive officers and employees.

        In November 2007, our board of directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

        At May 31, 2008 options to purchase 540,666 of our ordinary shares were available for grants to various of our directors, officers, employees and consultants under the 2004 Share Option Plan.

        Repurchase of Our Shares

        We purchased 161,100 of our shares in the open market during 2002 and 2003 at an average price of $0.95 per share. Under Israeli law, while these shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

        On June 4, 2008, our Board of Directors has authorized the use of up to $1 million of our available cash to repurchase our ordinary shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the Commission. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued. As of June 27, 2008, we have purchased 29,722 of our shares pursuant to this plan at an average price of $2.24 per share.

Beneficial Ownership by Officers and Directors

        Messrs. Ben Shalom, Dotan and Rosenthal may be deemed to have beneficial ownership of an aggregate of 4,265,950 of our shares, representing 45.6% of our issued and outstanding capital share, by virtue of their positions with DBSI.

Item 7.	Major Shareholders and Related Party Transactions

Major Shareholders

        The following table sets forth information, as of June 27, 2008, concerning the beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of ordinary shares by (i) any person who is known to own at least 5% of the ordinary shares of our company and (ii) all directors and executive officers as a group. The voting rights of our major shareholders do not differ from the voting rights of holders of all our ordinary shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

DBSI Investments Ltd.
85 Medinat Hayehudim St.
Herzliya, Israel	4,265,950		45.6%
William F. Gibbs
4017 N. Cedarpine Lane
Moonpark, CA 93021
California, U.S	1,500,000		16.0%
3Kotek 2 B.V. Wielewaaleg 1, 4791, PD,
Klundert, Netherlands	894,360	(3)	9.6%
All directors and executive officers as a
group (12 persons)	5,774,939	(1)(2)	61.7%

(1)     Includes an aggregate of 4,265,950 shares beneficially held by DBSI, by virtue of the positions held by certain of our directors on the board of directors of DBSI, as to which such individuals disclaim beneficial ownership.

(2)     Includes an aggregate of 1,500,000 Ordinary Shares beneficially held by William F. Gibbs.

(3)     Of such 894,360 Ordinary Shares reported in this Statement, 854,360 Ordinary Shares are held by Kotek and 40,000 Ordinary Shares are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Mr. Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the Ordinary Shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the Ordinary Shares held by Kotek.

In February 2002, Koonras, a subsidiary of Polar Communications Ltd., and DBSI consummated a transaction with Zeevi Computers and Technology Ltd., or ZCT, by which they acquired, for approximately $9,900,000, all of our Ordinary Shares previously held by ZCT, representing 64.3% of our share capital (including in this calculation 161,100 of our ordinary shares which we have repurchased and which, pursuant to Israeli law, cannot be voted and possess no rights other than upon liquidation). Following this transaction, each of Koonras and DBSI beneficially owned approximately 33% of our ordinary shares. Accordingly, DBSI and Koonras effectively had the ability to control the outcome of most matters that were submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. Koonras and DBSI had entered into an agreement by which, among other matters, they had each appointed one half of our directors, not including our external directors, and vote together at our shareholders’ meetings. Following the consummation of the transactions described below, Koonras no longer holds any shares of the Company and all such arrangements with DBSI were terminated.

On May 11, 2008, DBSI and Koonras signed an agreement pursuant to which DBSI purchased 1,700,000 shares from Koonras (comprising approximately 18% of our outstanding share capital) at a price per share of $2.80. Following the consummation of such transaction on or about June 26, 2008, DBSI holds approximately 45.6% of our outstanding share capital.

On June 3, 2008, 3Kotek 2 B.V., a company incorporated under the laws of the Netherlands, purchased 854,360 shares from Koonras. Following the consummation of such transaction, Kotek holds approximately 9.1% of our share capital and Koonras does not hold any share capital of the Company.

Record Holders

        As of May 15, 2008, there were 30 record holders of our ordinary shares, of which 18 represented United States record holders owning an aggregate of approximately 48% of our outstanding ordinary shares.

Related Party Transactions

Services Agreement and Lease Agreements

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

        As of February 21, 2002, ZCT assigned all rights and obligations under the foregoing services agreement to Koonras and DBSI. An assignment of this agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002. From February 21, 2002 through December 31, 2003 we paid Koonras and DBSI an aggregate of NIS 2,919,500 for these services. Koonras and DBSI continued to provide these services to the Company for an annual fee of NIS 1,560,000 (linked to the Israeli Consumer Price Index as of July 2002). Following the consummation of the sale of 1,700,000 of our shares from Koonras to DBSI, and the approval of our shareholders on June 24, 2008, the management agreement was assigned in full to DBSI, who will continue to provide all the services and receive the entire annual fee.

        Prior to the merger with Cimatron, Gibbs System, Inc. leased office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs. In connection with the merger of Gibbs, the parties entered into an amendment to the original lease, pursuant to which the term of the lease was shortened from 2020 to December 31, 2012, with an option to extend the lease for an additional 5 years, and the rent to be paid during the initial term shall be $24,710 per month (in lieu of $22,464 per month).

Registration Rights

        In October 2004, we granted to Koonras and DBSI the registration rights described below. This action was approved by our board, audit committee and the requisite majority of disinterested shareholders in accordance with the related party transaction requirements of Israeli law. Pursuant to the registration rights agreement entered into with them, Koonras and DBSI have the right, subject to various conditions and limitations, to require us to file a registration statement for the resale of their shares or to include their shares in certain registration statements that we file. On June 3, 2008, in connection with the sale of certain of its shares to Kotek, Koonras assigned to Kotek all registration rights applicable to the Ordinary Shares transferred by Koonras to Kotek.

        In January 2008 and in connection with the merger agreement with Gibbs System, Inc., we granted Mr. Gibbs the registration rights described below, relating to the shares issued to him as part of the merger consideration. This action was approved by our board. Pursuant to the registration rights agreement entered into with him, Mr. Gibbs has the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

        Demand Registration Rights

        DBSI and Kotek, together, and pro-rata between themselves, are entitled to up to two demand registrations on Form F-1 (or an equivalent form) promulgated under the U.S. Securities Act of 1933, as amended, at our expense, provided that the anticipated aggregate offering price for the shares to be registered, net of any underwriting discounts and commissions, shall exceed US$1,000,000.

        Notwithstanding the foregoing, we are not required to effect a demand registration during the period starting with the date of filing of, and ending on the date one hundred eighty (180) days following the effective date of, a registration statement pertaining to our securities.

        DBSI and Kotek, together, and pro-rata between themselves, also have the right to require us to effect up to four F-3 registrations, including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering for resale from time to time by such holders of all of their shares (the “Shelf Registration Statement”), but no more than two such registrations in any 12 month period, in each case, at our expense, provided, however, that we are not required to bear the cost of more than one counsel for such holders. Mr. Gibbs has the right to require us to effect up to two F-3 registrations, under substantially the same terms specified above.

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

        Piggyback Registration

        If (but without any obligation to do so) we propose to register for our own account any of our capital stock or other securities under the Securities Act in connection with a public offering of such securities solely for cash (subject to certain exceptions, such as the registration of employees options), then DBSI, Kotek and Mr. Gibbs shall be entitled to include their shares in such registration.

        The underwriter of any such offering by us shall have the right to reduce the number of shares proposed to be registered in light of market conditions, and in such event (a) the capital stock that we propose to register shall have first priority for inclusion in the relevant registration statement, and following our priority, (b) DBSI, Kotek and Mr. Gibbs shall have priority (pro rata among them) to have their shares included in such registration, before any other shares are included.

Employment Agreement

        In connection with the merger of Gibbs, Cimatron Gibbs LLC, our subsidiary into which the Gibbs business was merged into, entered into an employment agreement with Mr. Gibbs. The employment agreement provides, among others, for an annual base salary of USD $160,000, an annual bonus based on increase in contribution to the Company’s sales in North America and to the sale of Gibbs products, and other fringe benefits as customary for comparable officers of the Company group in the United States. Mr. Gibbs also signed non-compete undertakings for our benefit. On February 15, 2008, we announced that Mr. Gibbs was appointed as President North America, replacing Mr. Sam Golan. Mr. Gibbs, who continues to maintain his position as President and CEO of Cimatron Gibbs is now responsible for promoting both Cimatron E and GibbsCAM product lines in North America. In addition, as part of an option grant approved in January 2008, Mr. Gibbs was granted 2,000 options to purchase our ordinary shares.

Item 8.	Financial Information

Consolidated Statements and Other Financial Information

        Our consolidated financial statements and other financial information are included in this annual repot in “Item 18 – Financial Statements”.

Legal Proceedings

        In April 2004, Omega – Adem Technologies Ltd., an Israeli privately held company engaged in the development of software, filed a lawsuit against us, claiming that we caused four employees of the plaintiff located in Russia to terminate their employment with the plaintiff and join us. In June, 2004, the court rejected the plaintiff’s request for an injunction. In September 2004, Omega initiated arbitration proceedings against us pursuant to the services agreement between the parties and submitted to an arbitrator agreed upon between the parties a statement of claim for an amount of $20,000,000 for damages caused to Omega due to the employment of the four employees in question. On July 1, 2007 the arbitrator ruled that Cimatron pay to Omega NIS 600,000 as a final resolution of all of Omega’s claims. While we believed that there were no merits to the claim, we had nevertheless accrued in the fourth quarter of 2005 a sum of $250,000 for this claim. As a result of this accrual and the size of the final arbitration award, after paying Omega and all other expenses incurred in this case, no further expense was required to be recorded on our financial statements.

        On May 9, 2007, Collins & Aikman Corporation, on behalf of themselves and certain related parties, filed a complaint with the United States Bankruptcy court of Michigan, Detroit, against our wholly owned subsidiary, Cimatron Technologies, Inc. On May 17, 2005 the plaintiffs filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code. The plaintiffs demanded repayment of an amount of $318,515 plus interest and expenses on the basis that, among other things, such payment was made within ninety days preceding the petition date. The payment to the subsidiary was mainly made in consideration for software delivered to the plaintiff, and to negligible extent, for services and maintenance provided to the plaintiff. The subsidiary engaged local counsel to vigorously oppose such claim. During March 2008, the parties reached a settlement agreement pursuant to which the subsidiary agreed to pay an amount of $5,000 in return for plaintiff’s waiving and releasing the subsidiary from any and all claims.

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

        See “Item 6. Directors, Senior Management and Employees – Repurchase of Our Shares” for additional details regarding the Company’s repurchase of shares.

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

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:
May 2008	3.05	2.05
April 2008	2.80	2.00
March 2008	3.20	2.53
February 2008	3.98	2.74
January 2008	3.48	2.67
December 2007	2.81	2.58

Period	High (U.S. $)	Low (U.S. $)

Two most recent full financial years and subsequent periods:
First Quarter 2008	3.98	2.53
Forth Quarter 2007	3.06	2.13
Third Quarter 2007	2.50	1.83
Second Quarter 2007	4.58	2.00
First Quarter 2007	3.30	1.34
Forth Quarter 2006	1.73	1.16
Third Quarter 2006	1.54	1.15
Second Quarter 2006	1.53	1.15
First Quarter 2006	1.49	1.00

Five most recent years:
2007	4.58	1.34
2006	1.73	1.00
2005	2.14	1.05
2004	2.95	1.25
2003	2.48	0.88

Markets

        Our shares are traded only on the NASDAQ Capital Market, where they are listed and traded under the symbol “CIMT”.

Item 10.	Additional Information

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

Material Contracts

        Other than the registration rights agreements, service agreement and lease agreements described in “Item 6 – Major Shareholders and Related Party Transactions – Related Party Transactions,” our current lease agreement described below, the Microsystems investment contracts and the merger agreement with Gibbs System, Inc., both of which are described in “Item 4. History and development of the Company”, all of the contracts that we have entered into over the past two years have been in the ordinary course of our business.

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

General Corporate Tax Structure

        Generally, as of January 1, 2008, Israeli companies are subject to corporate tax at a rate of 27% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 27%). The effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below), however, may be considerably less. Corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year and 27% for the 2008 tax year, will further decline to 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli Consumer Price Index. The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements. See note 13D of our financial statements.

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

Tax benefits under an Amendment that became effective on April 1, 2005

        On April 1, 2005, the Investment Law was significantly amended. The amendment provides that terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval. Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

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

        Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export. In order to receive the tax benefits, the amendment states that the company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a benefited enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the benefited enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a benefited enterprise and the company’s effective tax rate will be the weighted average of the applicable rates. In this case, the minimum investment required in order to qualify as a benefited enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

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

        An individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not a substantial shareholder of the company issuing the shares, which is generally a shareholder with 10% or more of the right to profits, the right to nominate a director and voting rights. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the twelve months preceding this date he or she had been a substantial shareholder. The foregoing tax rates, however, will not apply to dealers in securities. However, according to the tax reform legislation, non-residents of Israel will be exempt from any capital gains tax from the sale of our ordinary shares so long as the gains are not derived through a permanent establishment that the non-resident maintains in Israel, and so long as our ordinary shares remain listed for trading as described above.

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

        As of December 31, 2007 we had currency exchange options to sell up to 2.4 million Euro for a total amount of $3.36 million, and had written currency exchange options to sell up to 2.4 million Euro for a total amount of $3.75 million that were scheduled to expire prior to December 29, 2008. As of May 31, 2008, we had currency exchange options to sell up to 2.8 million Euro for a total amount of $4 million, and had written currency exchange options to sell up to 2.8 million Euro for a total amount of $4.4 million that were scheduled to expire prior to December 29, 2008.

Interest Rate Risks

        Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. As of December 31, 2007, we had financial assets totaling approximately $10.2 million. Fixed rate financial assets, comprised of cash, bank deposits and debt securities, totaled approximately $9 million. For the year 2007 we have classified all of our marketable debt securities as “available for sale securities” which exposes the consolidated statement of operations or balance sheets to fluctuations in interest rates. As of December 31, 2007, variable rate financial assets totaled approximately $1.2 million. As of May 31, 2008, variable rate financial assets totaled approximately $0.4 million. Assuming a 10% interest rate decrease, the net decrease in our earnings would be approximately $4,000 holding other variables constant.

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

        Our Subsidiaries – We operate internationally and our subsidiaries in Germany and Italy conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $1,250 thousand excluding the effect of our hedging transactions.

        Our Providers – Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro. Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $210 thousand excluding the effect of our hedging transactions.

        Expenses in New Israeli Shekels

        The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 3.4%, (0.1)%, and 2.4%, in 2007, 2006 and 2005, respectively. The devaluation (appreciation) of the NIS against the U.S. dollar was (8.9)%, (8.2)% and 6.4% in 2007, 2006, and 2005, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $1.0 million excluding the effect of our hedging transactions.

        A significant portion of our expenditures is employee compensation-related. Salaries are paid in NIS and may be adjusted for changes in the CPI through salary increases or adjustments. This increases salary expenses in U.S. dollar terms. The devaluation / appreciation of the NIS against the U.S. dollar decreases / increases employee compensation expenditures as expressed in dollars proportionally. Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI.

Item 12.	Descriptions of Securities Other than Equity Securities

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15.	Controls and Procedures

        (a) Disclosure Controls and Procedures – our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2007.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2007.

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

        Our Board of Directors has determined that Rami Entin qualifies to serve as our audit committee financial expert as well as our external director with “financial expertise” under the Companies Law.

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

        Audit and Audit-related Fees

        The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements and for audit-related services in 2005, 2006 and 2007 were $66,000, $66,000 and $66,000, respectively.

        Tax Fees

        The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2005, 2006 and 2007 were $18,000, $0, and $0 respectively. In 2005 we received from our principal accountants tax advice with respect to a transfer pricing study.

        All Other Fees

        In 2007 we received from our principal accountants additional services for which we paid an amount of $13 thousand.

        Audit Committee Approval

        In December 2007, our shareholders approved the engagement of Brightman Almagor & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2007 and until the next annual shareholder meeting. Such approval followed the approval by our board of directors and audit committee of such engagement.

Item 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES - Not applicable

Item 16E.	REPURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFLIATED PURCHASERS

Issuer Purchases of Equity Securities(1)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Numbers of Shares Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs

June 5 through June 27, 2008	29,722	2.24	29,722	933,423

(1)	On June 4, 2008 we announced that our board had approved the use of up to $1 million of our available cash to repurchase our ordinary shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the Commission. For a portion of the authorized repurchase amount, we may enter into a plan that is compliant with Rule 10b5-1 of the Securities Exchange Act of 1934 that is designed to facilitate such purchases. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.

PART III

Item 17.	Financial Statements

Not Applicable

Item 18.	Financial Statements

See page F-1 through F-25.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association.*

4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.**

4.2.1	Letter of Agreement with Microsystem Srl and all the shareholders of Microsystem Srl dated May 24, 2005, including the First Call Option Agreement, the Second Call Option Agreement, and the Put Option Agreement, and the Shareholders Agreement, all dated July 1, 2005 with Microsystem Srl and all the shareholders of Microsystem Srl.***

4.2.2	Registration Rights Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd.****

4.2.3	Registration Rights Agreement with William F. Gibbs.

4.2.4	Merger Agreement and Plan of Reorganization, dated December 31, 2007, by and among Cimatron Ltd., Cimatron Technologies, Inc., Nortamic LLC (name later changed to Cimatron Gibbs LLC), Gibbs System, Inc., and William F. Gibbs.

4.2.5	Employment Agreement dated January 2, 2008 by and between William F. Gibbs and Cimatron Gibbs LLC.

8.1	List of subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350

15.1	Consent of Independent Public Accountants.

*	Incorporated by reference to our current report on Form 6-K, filed on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 29, 2006 (File No. 0-27974).

****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 28, 2007 (File No. 0-27974).

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf in the City of Givat Shmuel, State of Israel, on this 30th day of June, 2008.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593 Tel Aviv 61164 Israel

Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd

We have audited the accompanying consolidated balance sheets of Cimatron Ltd (the “Company”) and its subsidiaries as of
December 31, 2007 and 2006 and the related statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2006 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Brightman Almagor & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
June 12, 2008

Member of
Audit • Tax • Consulting • Financial Advisory•	Deloitte Touche Tohmatsu

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,

	2007	2006

ASSETS

Current assets
Cash and cash equivalents	$9,026	$5,597
Trade accounts receivable, net of allowance for doubtful accounts of $1,397 and $1,625 as of December 31, 2007 and 2006 respectively (Note 4)	7,308	4,848
Other accounts receivable and prepaid expenses (Note 5)	1,258	853
Inventory	209	127

Total current assets	17,801	11,425

Long-term investments (Note 3)	1,158	2,035

Deposits with insurance companies and severance pay funds (Note 9)	2,703	2,653

Property and equipment (Note 6)
Cost	8,375	5,840
Less - accumulated depreciation	7,038	4,830

Property and equipment, net	1,337	1,010

Other assets
Software development costs, net (Note 7)	112	156
Goodwill, net	3,343	628
Other Intangible Assets	873	–

Total other assets	4,328	784

Total assets	27,327	17,907

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

	December 31,

	2007	2006

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit	791	500
Related parties	124	109
Trade payables	2,258	828
Other liabilities and accrued expenses (Note 8)	7,765	4,221
Deferred revenues	742	425

Total current liabilities	11,680	6,083

Long-term liabilities
Accrued severance pay (Note 9)	3,929	3,003
Long term loan	403	–
Deferred tax liability	282	–

	4,614	3,003

Minority interests	63	(24)

Contingent liabilities and commitments (Note 10)

Shareholders’ equity
Share capital (Note 11):
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 8,053,782 shares at December 31, 2007 and 8,001,270 at December 31, 2006)	265	264
Additional paid-in capital	13,754	13,521
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(170)	(515)
Unrealized loss on available for-sale securities	(88)	(209)
Unrealized gain (loss) on derivative instruments	–	131
Accumulated deficit	(2,632)	(4,188)

	11,129	9,004
Treasury stock, at cost; 166,100 shares at December 31, 2007 and 2006	(159)	(159)

Total shareholders’ equity	10,970	8,845

Total liabilities and shareholders’ equity	27,327	17,907

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,

	2 0 0 7	2 0 0 6	2 0 0 5

Revenues (Note 14a):
Products	$14,331	$9,642	$8,968
Services	14,309	11,817	11,957

Total	28,640	21,459	20,925

Cost of revenues (Note 14b):
Products	3,867	2,154	3,367
Services	1,573	1,469	1,568

Total	5,440	3,623	4,935

Gross profit	23,200	17,836	15,990

Research and development expenses, net	4,281	4,426	4,815
Selling, general and administrative expenses (Note 14c)	17,243	13,362	15,650

Operating income (loss)	1,676	48	(4,475)

Financial income (expenses), net	353	574	(148)
Other income (expenses)	(3)	(5)	1

Income (loss) before income taxes	2,026	617	(4,622)

Income taxes (Note 12)	–	(27)	(2)

Income (loss) after income taxes	2,026	590	(4,624)

Company’s equity in results of affiliated company	(52)	(105)	(5)

Minority interest in results of subsidiary	(51)	29	36

Net Income (loss)	$1,923	$514	$(4,593)

Net Income (loss) per share (basic and diluted)	$0.24	$0.07	$(0.59)

Weighted average number of shares outstanding
Basic EPS (in thousands)	7,866	7,835	7,835

Diluted EPS (in thousands)	7,910	7,835	7,835

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders’ equity

Total comprehensive loss						$(673)

Balance at January 1, 2005	264	13,417	(565)	(109)	(159)		12,848

Changes during the year ended December 31, 2005:
Net loss				(4,593)		(4,593)	(4,593)
Unrealized loss on available-for-sale securities			64			64	64
Unrealized loss on derivative instruments			(158)			(158)	(158)
Foreign currency translation adjustment			(179)			(179)	(179)

Total comprehensive loss						$(4,866)

Balance at December 31, 2005	264	13,417	(838)	(4,702)	(159)		7,982

Changes during the year ended December 31, 2006:
Net loss				514		514	514
Unrealized gain on available-for-sale securities			(7)			(7)	(7)
Unrealized loss on derivative instruments			289			289	289
Foreign currency translation adjustment			(37)			(37)	(37)
Stock option compensation		104				104	104

Total comprehensive income						$863

Balance at December 31, 2006	264	13,521	(593)	(4,188)	(159)		8,845

Changes during the year ended December 31, 2007:
Net Income				1,923		1,923	1,923
Adjustment for the cumulative effect of prior years Adoption of Interpretation 48				(367)			(367)
Unrealized loss on available-for-sale securities			121			121	121
Unrealized gain on derivative instruments			(131)			(131)	(131)
Foreign currency translation adjustment			345			345	345
Exercise of stock options	1	113					114
Stock option compensation		120					120

Total comprehensive income						2,258

Balance at December 31, 2007	265	13,754	(258)	(2,632)	(159)		10,970

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,

	2 0 0 7	2 0 0 6	2005

CASH FLOWS - OPERATING ACTIVITIES

Net Income (loss)	$1,923	$514	$(4,593)

Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	891	521	1,676
Increase (decrease) in accrued severance pay	(210)	464	(736)
Gain from sale of property and equipment, net	–	–	(13)
stock options compensation	120	104	–
Loss (gain) from sale and devaluation (revaluation) of bonds and funds	–	22	284
Company’s equity in results of affiliated company	51	116	5
Minority interest in results of subsidiary	69	(28)	(36)
Deferred taxes, net	(125)	–	–

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	20	(266)	1,354
Decrease (increase) in inventory	18	6	(11)
Decrease (increase) in deposits with insurance companies and severance pay fund	89	(434)	727
Increase in debts to related parties	15	(195)	205
Increase (decrease) in trade payables, accrued expenses and other liabilities	532	434	935

Net cash provided by (used in) operating activities	3,393	1,258	(203)

CASH FLOWS - INVESTING ACTIVITIES
Investment in bonds	–	–	(250)
Proceeds from sale and redemption of bonds	250	2,160	2,935
Purchase of property and equipment	(555)	(444)	(429)
Proceeds from sale of property and equipment	–	7	27
Acquisition of affiliated companies	–	–	(891)
Capitalization of software development costs	–	–	(193)
Acquisition of subsidiary, net of cash acquired (Appendix A)	301	(127)	40

Net cash provided by (used in) investing activities	(4)	1,596	1,239

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	204	(1)	–
Long-term bank credit	(9)	–	–
Proceeds from issuance of shares upon exercise of options	114	–	–

Net cash used in financing activities	309	(1)	–

Effect of exchange rate changes on cash	(269)	36	(39)
Net increase (decrease) in cash and cash equivalents	3,698	2,853	1,036
Cash and cash equivalents at beginning of year	5,597	2,708	1,711

Cash and cash equivalents at end of year	$9,026	$5,597	$2,708

Supplemental information:
Cash paid during the year for income taxes	$47	$–	$47

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,

	2 0 0 7	2 0 0 6	2005

Appendix A - Acquisition of subsidiary, net of cash acquired

Working capital - excluding cash	(2,938)	59	–
Goodwill	2,598	41	–
Other intangible assets	968	–	–
Property and equipment	444	27	–
Investment	(771)	–	–

	$301	$127	$–

Appendix B - Non-cash transactions

Purchase of property on credit	$28	$60	$36

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

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (cont)

	D.	Cash and cash equivalents

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

As of December 31, 2007 and 2006 all marketable debt securities are designated as available-for-sale and accordingly are stated at fair value, with the unrealized gains and losses reported in shareholders’ equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, are included in the consolidated statement of operations.

	F.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the fair value of the financial instruments included in working capital of the Company is usually identical or close to their carrying amounts.

	G.	Concentrations of credit risk

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

The Company capitalizes software development costs in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs requires considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Capitalized software development cost is amortized on a product-by-product basis and begins when the product is available for general release to customers. Annual amortization is the greater of the amount computed using the ratio of current gross revenue for a product to the total of current and anticipated product revenue or the straight-line basis over the remaining economic useful life of the software, which is not more than five years.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	N.	Stock-based compensation (cont)

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

	2 0 0 7	2 0 0 6	2 0 0 5

Risk-free interest rate	4.75%	5.41%	3.3%
Expected life of options	3.19 year	3.25 year	4 year
Expected volatility	93%	67%	96%
Expected dividend yield	None	None	None

Pro forma information required under SFAS No. 123(R) for periods prior to fiscal year 2006, as if the Company had applied the fair value recognition provisions of SFAS No. 123 to options granted is as follows:

2 0 0 5

Pro forma net income:
Net income for the year, as reported	$(4,593)
Deduct – stock-based compensation determined under APB-25	–
Add - stock-based compensation determined under SFAS 123	(77)

Pro forma net income	$(4,670)

Pro forma basic earnings per share	$(0.59)

Basic earnings per share as reported	$(0.60)

Pro forma diluted earnings per share	$(0.60)

Diluted earnings per share as reported	$(0.59)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	O.	Revenue recognition

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

On January 1, 2007, the Company adopted the provisions of FASB interpretation No 48 (FIN 48), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS No. 109. As a result of this adoption, the Company recognized a charge of $367 thousands to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	T.	Derivative financial instruments (cont)

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

The carrying amount of foreign currency forward contracts and foreign currency options outstanding at December 31, 2007 and 2006 is $2 and $131, respectively. As of the balance sheet dates, the fair value of these contracts approximates their carrying amount.

	U.	Recently issued accounting pronouncements

In December 2007, the FASB issued FAS No. 141 (revised 2007), Business Combinations, and FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements-an amendment of ARB No. 51. FAS No. 141 (revised 2007) requires an acquirer to measure the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree at their fair values on the acquisition date, with goodwill being the excess value over the net identifiable assets acquired. This standard also requires the fair value measurement of certain other assets and liabilities related to the acquisition such as contingencies and research and development. FAS No. 160 clarifies that a noncontrolling interest in a subsidiary should be reported as a component of shareholders’ equity in the consolidated financial statements. Consolidated net income should include the net income for both the parent and the noncontrolling interest with disclosure of both amounts on the consolidated statement of income. The calculation of earnings per share will continue to be based on income amounts attributable to the parent. The effective date for both Statements is for fiscal years beginning after December 15, 2008. The adoption of FAS No. 141 (revised 2007) is prospective. The effects on our financial position and consolidated results of operations could be significant, but there will be no impact on our cash flows. The adoption of FAS No. 160 is prospective. The impact to presentation and disclosure are applied retrospectively. The Company currently in the process of evaluating the impact, if any, that the adoption of FAS No. 141 (revised 2007) and FAS No. 160 will have on our financial position, consolidated results of operations and cash flows.

SFAS No. 157, “Fair Value Measurements” - In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies whenever other accounting standards require or permit assets or liabilities to be measured at fair value. Accordingly, it does not expand the use of fair value in any new circumstances. Fair value under SFAS 157 is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. This Standard clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability. In support of this principle, SFAS 157 establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data, for example, a reporting entity’s own data. Under SFAS 157, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2006. Accordingly, the Company is to adopt SFAS 157 on January 1, 2007. The adoption of SFAS 157 is not expected to have a material effect on the Company’s financial position or results of operations.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 –	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

	U.	Recently issued accounting pronouncements (cont)

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

NOTE 3 –	LONG-TERM INVESTMENTS

A. Long-term investments

Comprised as follows

	December 31,

	2 0 0 7	2 0 0 6

Marketable securities - Corporate bonds (1)	1,158	$1,287

Investment in affiliated companies:
Microsystem Srl	–	748
Other	–	–

	–	748

	$1,158	$2,035

(1)

Comprised of structured bonds, which are debt instruments whose cash flows are linked to the movement in interest rates. The structured notes were issued by financial institutions. The notes typically contain embedded option components such as caps, calls, and floors. Contractual cash flows for principal from such structured notes can vary in timing throughout the life of the structured notes. Interest income resulting from investment in structured notes is accounted for based on the guidance provided in EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under this guidance, the retrospective method is used for recognizing interest income.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3 –	SHORT-TERM AND LONG-TERM INVESTMENTS

A. Long-term investments (cont.)

In June 2005, the Company completed the acquisition of 27.5% of the share capital of Microsystem Srl, its Italian distributor, for a consideration of $694. The Company had an option (First Call Option) to acquire up to additional 23.5% of Microsystem’s share capital until June 30, 2007, for an additional consideration of approximately $600. The Company exercised its option in June 2007. Upon exercise of the First Call Option the Company has a second option, at any time within a thirty days period (Second Exercise Period) starting at the expiration of twelve months from the exercise of the First Call Option to acquire up to the remaining 49% of Microsystem’s share capital, for an additional consideration of approximately $1,250. In addition, once the Company exercised the First Call Option, the then remaining other shareholders of Microsystem have an option to sell to the Company at any time during the Second Exercise Period 49% of Microsystem’s share capital, for a consideration of approximately $1,250. In accordance with EITF 00-4 following the exercise of the First Call Option and the increase in Cimatron’s holding in Microsystemto 51%, the Company has consolidated 100% of the results of Microsystem starting the third quarter of 2007.

Microsystem is a leading CAD/CAM distributor in Italy.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142.

The purchase price was allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase over the fair value of the net tangible assets acquired was attributed to intangible assets and goodwill. The purchase price attributed to intangible assets is being amortized over its estimated useful life, which is approximately 6 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subjected to periodic impairment tests.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	951
Property and equipment	430
Other tangible assets	3,940
Other tangible liabilities	(6,218)

Net tangible assets acquired	(897)

Intangible assets acquired(1)	764
Goodwill	1,983

$1,850

(1) Intangible assets acquired are subject to amortization and include the following:

	Fair value	Estimated weighted- average useful life

Customer relationship	475	5
Distribution agreements	280	6
Backlog	9	0.5

	764

B.	As of December 31, 2007 and 2006 all the investments in marketable securities are classified in accordance with SFAS No. 115 as available-for-sale.

Unrealized loss on available-for-sale securities of $87 and $7 at December 31, 2007 and 2006, respectively, were recorded in other comprehensive loss.

The Company’s investments consist of:

Aggregate maturities of marketable securities are as follows:

December 31,

2 0 0 7

Seven years	$1,158

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4 –	TRADE ACCOUNTS RECEIVABLE

	December 31,

	2 0 0 7	2 0 0 6

Accounts receivable	$8,705	$6,473
Less - allowance for doubtful accounts	(1,397)	(1,625)

	$7,308	$4,848

NOTE 5 –	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,

	2 0 0 7	2 0 0 6

Prepaid expenses	$427	$203
Deferred tax asset	107	–
Derivative instruments	2	131
Interest receivable	13	16
Other	709	503

	$1,258	$853

NOTE 6 –	PROPERTY AND EQUIPMENT

	December 31,

	2 0 0 7	2 0 0 6

Cost:
Computers and software	$5,684	$4,374
Office furniture and equipment	1,976	964
Vehicles	135	–
Leasehold improvements	580	502

	8,375	5,840

Accumulated depreciation:
Computers and software	4,822	3,687
Office furniture and equipment	1,629	751
Vehicles	47	–
Leasehold improvements	540	392

	7,038	4,830

Property and equipment, net	$1,337	$1,010

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7 –	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,

	2 0 0 7	2 0 0 6

Capitalized software development costs	$193	$193
Accumulated amortization	(81)	(37)

	$112	$156

NOTE 8 –	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,

	2 0 0 7	2 0 0 6

Employees and related liabilities	$2,267	$1,674
Accrued expenses	2,505	916
Accrued royalties	2,108	1,341
Taxes to government institutions	884	289
Others	1	1

	$7,765	$4,221

NOTE 9 –	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

A.

In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount is equal 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company’s contingent liability as of December 31, 2007 is approximately $1,410 contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

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

The Company’s contingent liability as of December 31, 2007 is $558, contingent upon the Company’s incremental exports.

	D.	The Company uses technology in respect of which it is obligated to pay royalties up to an amount of $1,412, until 2009.

	E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2007, 2006 and 2005, were approximately $1,050, $705 and $627, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2007.

The minimum payment under these operating leases, upon cancellation of these lease agreements, amounted to $374 as of December 31, 2007.

Future minimum lease commitments under operating leases as of December 31, 2007 are as follows:

Year ended December 31,

2008	1,272
2009	974
2010	715
2011	542
2012 and thereafter	559

$4,062

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

As of December 31, 2007, none of these options were outstanding. These options are exercisable commencing two years after the date of grant at a rate of 25% per year, subject to the continued employment of each employee. The grantee will be responsible for all personal tax consequences of the grant and the exercise thereof.

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

In August 2003 the Company’s Board of Directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers in the Company. These options are exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. 37,500 of such options were outstanding at December 31, 2007.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 –	SHAREHOLDERS’ EQUITY (cont)

	B.	Share Option Plan (Cont.)

In October 2004, the Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. The options may be exercised over a 10-year term unless determined otherwise by the Board. The grantees will be responsible for all personal tax consequences of the grant and the exercise thereof. In February 2005, 238,500 of such options were granted to employees of the Company at an exercise price of $2.20 per share, and in August 2005, the board of directors approved the grant of 32,000 of such options at an exercise price of $2.00 per share to the Company’s Chief Executive Officer. 214,500 of such options were outstanding at December 31, 2005. In December 2005 our Board of Directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. The Company intends to grant additional options under the 2004 Share Option Plan to various directors, executive officers and employees of the Company. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at an exercise price of $1.75-$2.00 and with a term of five years. In August 2007, the Company granted an additional 79,000 options to Company employees at an exercise price of $2.78 and with a term of five years. As of December 31, 2007, 443,072 of such options were outstanding. These options are exercisable pursuant to a three (3) year vesting schedule as follows: (i) thirty three percent (33%) of the shares covered by the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the shares covered by the options become exercisable at the end of each subsequent six months period over the course of the following two (2) years, subject to the continued employment of each employee. The Company intends to grant additional options under the 2004 Share Option Plan to various of our directors, executive officers and employees.

At December 31, 2007 options to purchase 650,416 of Company shares were available for grants to Directors, officers, employees and consultants of the Company.

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

A summary of the status of the Company’s stock option plan as of December 31, 2007, 2006 and 2005, and changes during the years ending on those dates, is presented below:

	Year ended December 31,

	2 0 0 7		2 0 0 6		2 0 0 5

	(in thousands)

	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price

Outstanding at beginning of year	472,250	$2.16	375,750	$2.75	488,250	$3.04
Granted	79,000	$2.71	189,000	$1.82	270,500	$2.18
Exercised	(52,512)	$2.17	–	–	–	–
Cancelled	(55,666)	$2.95	(92,500)	$2.69	(383,000)	$2.72

Outstanding at year end	443,072	$2.16	472,250	$2.16	375,750	$2.75

Options exercisable at year end	305,417	$2.11	158,167	$2.53	111,250	$4.06

Weighted average fair value of options granted during the year	$1.72		$0.59		$0.88

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options outstanding			Option exercisable

Range of exercise prices	Number of shares outstanding at December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares exercisable at December 31, 2007	Weighted average exercise price

$1.75 – $3.00	443,072	7.98	2.16	305,417	2.11

	443,072			305,417

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES

	A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”)

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

Income derived from sources other than “approved enterprise” is taxable at the ordinary corporate tax rate of 29% in 2007 (“regular Company Tax”). The regular Company Tax rate is to be gradually reduced to 25% until 2010 (29% in 2007, 27% in 2008 and 26% in 2009).

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

	A.	The Law for Encouragement of Capital Investments, 1959 (hereafter: “the law”) (cont)

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

	B	Comprised as follows:

	Year ended December 31,

	2007	2 0 0 6	2 0 0 5

Income (loss) before taxes on income:
Domestic	$21	$372	$(3,285)
Foreign	2,005	245	(1,337)

	2,026	617	(4,622)

Current taxes	–	(27)	(2)

	–	(27)	(2)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

	C.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company and its subsidiaries assets are as follows.

	December 31,

	2 0 0 7	2 0 0 6

Deferred tax assets:
Loss carryforwards	$5,624	$6,135
Other reserve and allowances	131	277

Total deferred tax assets	5,755	6,412
Valuation allowance	(5,648)	(6,364)

	$107	$48

Deferred tax liabilities:
Intangible assets	(247)	–
Software development costs	(35)	(48)

Total deferred tax liabilities	(282)	(48)

	$(175)	$–

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

D.

Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS, adjusted for the changes in the C.P.I. Following is a reconciliation of income taxes calculated at the statutory tax rate in Israel to the actual income tax in the financial statements:

	Year ended December 31,

	2007	2 0 0 6	2 0 0 5

Net Income (loss) as reported in the consolidated statements of operations	$2,026	$617	$(4,622)

Income taxes under statutory tax rate	528	117	(1,571)

Increase (decrease) in taxes:

Increase in valuation allowance	(716)	369	1,439

Increase in taxes resulting from permanent differences and non deductible expenses	43	26	278
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	33	(126)	–
Other	112	(359)	(144)

Income taxes in the statements of operations	0	27	2

* Resulting from the differences between the changes in the Israeli CPI (the basis for computation of taxable income of the Company and its Israeli Subsidiary) and the exchange rate of Israeli currency relative to the dollar

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of the implementation, the Company recognized a $367 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The following reconciliation summarizes the total gross unrecognized tax benefits

Year ended December 31, 2007

Balance at January 1, 2007	$367
Gross change tax positions of current period	–
Gross change for tax positions of prior year	–
Balance at December 31, 2007	$367

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 –	INCOME TAXES (Cont.)

	E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through tax year ended December 31, 2000.

Certain subsidiaries of the Company in Europe received tax assessments through the tax year ended December 31, 2004.

NOTE 13 –	TRANSACTIONS WITH RELATED PARTIES

A.

In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of Ordinary Shares of the Company previously held by ZCT.

	B.	The following transactions with Koonras and DBSI are included in the financial statements:

	Year ended December 31,

	2 0 0 7	2 0 0 6	2 0 0 5

Management fees	$400	$318	$349

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 –	SELECTED STATEMENTS OF OPERATIONS DATA

	A.	Revenues

	Year ended December 31,

	2 0 0 7	2 0 0 6	2 0 0 5

Revenue by geographical region:
Israel	1,171	1,509	1,639
Europe	18,831	11,120	10,776
Far East	5,243	5,036	4,624
North America	3,270	3,631	3,715
Others	125	163	171

	28,640	21,459	20,925

Revenue through major distributors, as a percentage of total revenues:
Distributor (A)	–	10%	12%
Distributor (B)	7%	11%	10%

B.	Cost of revenues

	Year ended December 31,

	2 0 0 7	2 0 0 6	2 0 0 5

Hardware and software	3,004	1,424	1,442
Salaries and employee benefits	585	970	1,051
Amortization of capitalized software development cost	39	39	1,204
Royalties to the Chief Scientist	825	692	721
Depreciation	33	33	24
Other	955	468	504

	5,441	3,626	4,946
Decrease in inventory	(1)	(3)	(11)

	5,440	3,623	4,935

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 –	SELECTED STATEMENTS OF OPERATIONS DATA (CONT)

	C.	Selling, general and administrative expenses

	Year ended December 31,

	2 0 0 7	2 0 0 6	2 0 0 5

Marketing costs	435	435	417
Selling expenses	13,512	10,274	11,674
General and administrative expenses	3,014	2,482	3,356
Depreciation	282	171	203

	17,243	13,362	15,650

NOTE 15 –	SUBSEQUENT EVENTS

In January 2008 the Company completed the merger of Gibbs System Inc., developer of GibbsCAM®, software for programming CNC machine tools, into Cimatron Gibbs LLC, a wholly owned subsidiary of the Company’s US-based subsidiary Cimatron Technologies, Inc.. Bringing together the CimatronE integrated CAD/CAM suite for toolmaking and GibbsCAM CAD/CAM solution for production will allow the merged company to offer a powerful product portfolio for a broader part of the manufacturing industry In consideration for the transaction, the Company paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, cash in the amount of approximately $5 million, as well as 1,500,000 newly issued ordinary shares of Cimatron., which represent approximately 16% of its issued and outstanding share capital. In addition, Mr. Gibbs was nominated to serve as Vice Chairman of the Board of Directors of Cimatron.

SCHEDULE

CIMATRON LIMITED
VALUATION AND QUALIFYING ACCOUNTS

	Year ended December 31,

	2 0 0 7	2 0 0 6	2 0 0 5

Allowance for doubtful account at beginning of year	$1,625	$1,694	$1,317
Provision	181	(69)	421
Translation adjustments	(11)	6	14
Newly consolidated subsidiary	206	183	–
Accounts receivable written off	(604)	(189)	(58)

Allowance for doubtful accounts at end of year	$1,397	$1,625	$1,694