Form 20-F/A
period 2005-12-31
CIMATRON LTD
filed 2008-07-14
CIK 1008595

FORM 20-F/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ___________

For the fiscal year ended December 31, 2005	Commission File Number: 000-27974

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F of Cimatron Ltd. (“Cimatron”) is being filed with the Securities and Exchange Commission (the “Commission”) for the sole purpose of incorporating the opinions and consents of the Independent Registered Public Accounting Firms of Grant Thornton LLP and Grant Thornton GmbH, who were involved in the preparation of financial results for certain of Cimatron’s subsidiaries up to and including 2003, in Cimatron’s Annual Report, filed with the Commission on June 29, 2006. Following are the opinions and consents of the Independent Registered Public Accounting Firms of Grant Thornton LLP and Grant Thornton GmbH.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association.*

4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.*

4.2	Letter of Agreement with Microsystem Srl and all the shareholders of Microsystem Srl dated May 24, 2005, including the First Call Option Agreement, the Second Call Option Agreement, and the Put Option Agreement, and the Shareholders Agreement, all dated July 1, 2005 with Microsystem Srl and all the shareholders of Microsystem Srl.**

8.1	List of subsidiaries.**

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a)

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350.**

14.1	Consent of Independent Public Accountants.

*	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

**	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 29, 2006 (File No. 0-27974).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Shareholder of
Cimatron Technologies, Inc.

We have audited the accompanying statements of operations, shareholder’s deficit, and cash flows of Cimatron Technologies, Inc. for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Cimatron Technologies, Inc. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Southfield, Michigan
January 9, 2004

Report of Independent Registered Public Accounting Firm

To the Shareholder of Cimatron
Technologies, Inc.

We have audited the accompanying statements of operations, shareholder’s deficit, and cash flows of Cimatron Technologies, Inc. (a Michigan corporation) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Cimatron Technologies, Inc. for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON LLP

Southfield, Michigan
January 9, 2004

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

Wiesbaden/Germany, February 6, 2004

Grant Thornton GmbH

Wirtschaftsprüfungsgesellschaft

A. Groß	R. Binder
Wirtschaftsprüferin	Wirtschaftsprūfer