Form 20-F/A
period 2007-12-31
CIMATRON LTD
filed 2008-08-28
CIK 1008595

FORM 20-F/A
(Amendment No. 1)

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934;

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007;

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to ___________

For the fiscal year ended December 31, 2007	Commission File Number: 000-27974

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

7,887,682 Ordinary Shares

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 1 to the Annual Report on Form 20-F of Cimatron Ltd. (“Cimatron”) is being filed with the Securities and Exchange Commission (the “Commission”) for the sole purpose of completing the disclosure requirements relating to Management Assessment of Internal Controls inadvertently omitted from Item 15 (page 82) of Cimatron’s Annual Report, filed with the Commission on June 30, 2008. Following is the amended Item 15:

Item 15T.	Controls and Procedures

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

        (b) Management’s Annual Report on Internal Control Over Financial Reporting –  Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 15(f) under the Securities Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and even when determined to be effective can only provide reasonable assurance with respect to financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed our internal control over financial reporting as of December 31, 2007. Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2007, our internal control over financial reporting is effective.

        (c) Attestation Report of the Registered Public Accounting Firm – This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the SEC that permit us to provide only management’s report in this annual report.

        (d) Changes in Internal Control Over Financial Reporting – There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2007, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association.*

4.1	Services Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd., as assigned to them by Zeevi Computers and Technology Ltd.**

4.2.1	Letter of Agreement with Microsystem Srl and all the shareholders of Microsystem Srl dated May 24, 2005, including the First Call Option Agreement, the Second Call Option Agreement, and the Put Option Agreement, and the Shareholders Agreement, all dated July 1, 2005 with Microsystem Srl and all the shareholders of Microsystem Srl.***

4.2.2	Registration Rights Agreement with Koonras Technologies Ltd. and DBSI Investments Ltd.****

4.2.3	Registration Rights Agreement with William F. Gibbs. *****

4.2.4	Merger Agreement and Plan of Reorganization, dated December 31, 2007, by and among Cimatron Ltd., Cimatron Technologies, Inc., Nortamic LLC (name later changed to Cimatron Gibbs LLC), Gibbs System, Inc., and William F. Gibbs. *****

4.2.5	Employment Agreement dated January 2, 2008 by and between William F. Gibbs and Cimatron Gibbs LLC. *****

8.1	List of subsidiaries. *****

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a).

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350. *****

*	Incorporated by reference to our current report on Form 6-K, filed on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the Securities and Exchange Commission on February 16, 1996.

***	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed June 29, 2006 (File No. 0-27974).

****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed June 28, 2007 (File No. 0-27974).

*****	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed June 30, 2008 (File No. 0-27974).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer