Form 20-F/A
period 2005-12-31
CIMATRON LTD
filed 2008-12-22
CIK 1008595

FORM 20-F/A
(Amendment No. 2)

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

Item 17 ☐ Item 18 ☒

EXPLANATORY NOTE

        This Amendment No. 2 to the Annual Report on Form 20-F of Cimatron Ltd. (“Cimatron”) for the fiscal year ended December 31, 2005 (the “Annual Report”) is being filed with the Securities and Exchange Commission (the “Commission”) for the following sole purpose:

In order to provide, in Exhibits 12.1 and 12.2 to the Annual Report, the required certification language pursuant to Rule 13a-14 or Rule 15d-14 under the Securities Exchange Act of 1934 concerning the certifying officers’ responsibility for designing, establishing and maintaining internal control over financial reporting, both in the introductory language in paragraph 4 of such certifications and in paragraph 4(b) thereof. Such language was not required to be included in the text of Exhibits 12.1 and 12.2 of the Annual Report, as of its original filing date with the Commission on June 29, 2006, and was subsequently inadvertently omitted from Exhibits 12.1 and 12.2 to Amendment No. 1 to the Annual Report, filed with the Commission on July 14, 2008.

2

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to the annual report on its behalf.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer

Date: December 22, 2008

3