Form 20-F
period 2008-12-31
CIMATRON LTD
filed 2009-06-29
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.,
Givat Shmuel 54030, Israel
(Address of principal executive offices)

Ilan Erez
11 Gush Etzion St.,
Givat Shmuel 54030, Israel
Telephone +972-3-531-2060
Facsimile: +972-3-531-2097
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

9,246,876 Ordinary Shares, par value NIS 0.10 per share

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

☒ Yes     ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232,405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☐ Yes     ☐ No

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

☐ Yes    ☒ No

Table Of Contents

PART I

PART II

PART III

ITEM 17.	FINANCIAL STATEMENTS	92

ITEM 18.	FINANCIAL STATEMENTS	92

ITEM 19.	EXHIBITS	92

SIGNATURES		92

PART I

Item 1	Identity of Directors, Senior Management and Advisers.

Not Applicable

Item 2	Offer Statistics and Expected Timetable.

Not Applicable

Item 3	Key Information.

Selected Financial Data

        Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States ("GAAP") and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2007 and 2008 and for each of the three years ended December 31, 2006, 2007 and 2008 have been derived from, and should be read in conjunction with, the consolidated financial statements of Cimatron Ltd. and notes thereto appearing elsewhere in this annual report. The selected financial data as of December 31, 2004, 2005 and 2006 and for each of the years ended December 31, 2004 and 2005 have been derived from the audited financial statements of Cimatron Ltd. not included in this annual report.

        The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.

	December 31,
	2004	2005	2006	2007	2008
	(In thousands of US$, except per share data)

Statement of Income Data:
Revenue:

Products	11,370	8,968	9,642	14,331	20,066
Services	11,793	11,957	11,817	14,309	20,909

Total	23,163	20,925	21,459	28,640	40,975

Cost of revenue:
Products	2,923	3,367	2,154	3,867	5,725
Services	1,678	1,568	1,469	1,573	2,044

Total	4,601	4,935	3,623	5,440	7,769

Gross profit	18,562	15,990	17,836	23,200	33,206
Research and development costs, net	5,554	4,815	4,426	4,281	6,930
Selling, general and administrative expenses	13,962	15,650	13,362	17,243	25,750

Operating profit (loss)	(954)	(4,475)	48	1,676	526
Financial income (expenses), net	445	(148)	574	353	(80)
Other income (expenses)	144	1	(5)	(3)	-

Income (loss) before taxes	(365)	(4,622)	617	2,026	446
Taxes on income	(23)	(2)	(27)	-	237

Income (loss) after income taxes	(388)	(4,624)	590	2,026	683

Company's equity in results of
affiliated company	-	(5)	(105)	(52)	-
Minority interest in results
of subsidiary	-	36	29	(51)	41

Net income (loss)	(388)	(4,593)	514	1,923	724

Net income (loss) per share	(0.05)	(0.59)	0.07	0.24	0.08
Weighted average number of
shares outstanding	7,835	7,835	7,835	7,866	9,341

	December 31,
	2004	2005	2006	2007	2008
	(In thousands of US$)

Balance Sheet Data
Cash and cash equivalents	1,711	2,708	5,597	9,026	5,727
Short-term investments	6,381	2,167	-	-	-

Total cash, cash equivalents
and short-term investments	8,092	4,875	5,597	9,026	5,727
Working capital	10,306	4,328	5,342	6,121	3,816
Total assets	20,804	16,442	17,907	27,327	33,870
Total liabilities.	7,956	8,456	9,062	16,357	17,667
Shareholders' equity	12,848	7,982	8,845	10,970	16,203

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

        Sales and services related to the Cimatron E product family have historically accounted for substantially all of our revenue. While we have introduced the GibbsCAM product family following our merger with Gibbs System,Inc. (“Gibbs”), if sales of the Cimatron E family and/or the GibbsCAM family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

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

        We are subject to the effects of global, economic and market conditions. Many of the world’s largest economies and financial institutions are currently experiencing a reduction in economic activity, decline in asset prices, liquidity problems and limited availability of credit. Prevailing global and U.S. macroeconomic conditions such as inflation and the weakening of the U.S. dollar in relation to many world currencies which make it more expensive to import consumer products into the U.S., as well as changes in microeconomic conditions such as tightening of local credit markets which could negatively impact the ability of manufacturers to obtain growth and working capital from local lenders, may negatively impact our enterprise business.To the extent that our business suffers as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

The crisis in world credit markets has had a particularly severe impact on financing in the manufacturing sector in which many of our customers operate and thereby threatens a continued reduction in our primary source of revenues.

        The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. The manufacturing industry has been particularly hard-hit by the global credit crisis, as manufacturers have found it very difficult to obtain the financing that they need in order to make capital expenditures for new hardware to be used in their operations. Because of the lack of financing for new hardware, manufacturers have had, and may continue to have, lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware. This rippling effect has begun to have, and could continue to have, a material adverse effect on our primary source of revenues, thereby impacting our operating results and overall financial condition in a material, negative manner.

One of our shareholders beneficially owns a substantial amount of our Ordinary Shares and may therefore influence our affairs.

        DBSI Investments Ltd. or DBSI, beneficially owns approximately 46.6% of our share capital. Accordingly, subject to applicable limitations imposed by US securities laws and regulations and the Israeli Companies Law, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions (except for transactions with respect to which DBSI is deemed to possess a personal interest). The concentration of ownership of our Ordinary Shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares. This concentration of ownership may also adversely affect our share price, especially if this shareholder sells substantial amounts of our Ordinary Shares under its registration rights. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

Integration of recent acquisitions and any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

        One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we initiated the acquisition of our Italian distributor by acquiring 27.5% of the shares of it, along with an option to purchase the remaining outstanding shares of that company from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian distributor to 51%, and in July 2008, we completed our acquisition of the distributor by exercising our option to acquire the remaining 49% of its stock. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider, which thereafter became a wholly owned subsidiary. In January 2008 we completed the merger of Gibbs into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration in the merger with Gibbs, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our Ordinary Shares, which represent approximately 16% of our issued and outstanding share capital. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of our merger with Gibbs or any future acquisition or investment in another company, we could experience difficulties assimilating that company’s personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses. Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company. In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

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

        We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide. Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies. There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us. Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. Whereas most of Gibbs’ total revenues in 2008 resulted from sales made by Gibbs’ independent distributors, whom we refer to as Resellers, the merger with Gibbs has increased our reliance on independent distributors. See “Item 4 – Information on the Company – Business Overview.”

Volatility in oil prices may significantly impact our customers’ costs of operations, which could cause unpredictable sales patterns for us by affecting demand for our products.

        Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers’ control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products.  In addition, in the case of a rise in oil prices and an accompanying rise in our customers’ expenses, they may respond by placing pressure on the prices that they are willing to pay for our products.  In that event, our business and results of operation may be adversely affected.

Following our acquisition of 100% of MicroSystem, its results of operations will likely have a material impact on our results of operations.

        Following the exercise of both of our options to increase our holdings in MicroSystem, our Italian Provider, first to 51% and then to 100%, which increases were consummated in July 2007 and July 2008, respectively, we have fully consolidated the results of Microsystem (as of the 3rd quarter of 2007). Therefore, Microsystem’s results of operation, including revenues, gross margins and operating income, will likely have a material effect on our results of operation including revenues, gross margins and operating income. The consolidation of Microsystem’s financial statements will also increase the impact of changes in the Euro – dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

We cannot assure you that we will continue to remain profitable on an annual basis or remain profitable on a quarterly basis in the future.

        We incurred a net loss of approximately $4.6 million in 2005. Although we had net income of $0.5 million in 2006, net income of $1.9 million in 2007, and net income of $0.7 million in 2008 we incurred a net loss of approximately $0.6 million in the first quarter of 2009, and we cannot be certain that we will maintain profitability on a quarterly or annual basis.

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

        Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid. Therefore inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment. To the extent that the value of the New Israeli Shekel increases against the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected. If the U.S. dollar cost of our operations in Israel continues to increase, our dollar-measured results of operations will be adversely affected. The New Israeli Shekel appreciation (devaluation) in relation to the U.S. dollar amounted to 8.2%, 9.0% and 1.1% for the years ended December 31, 2006, 2007 and 2008, and (10.2)% for the first quarter of 2009. We are also exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation will lag behind inflation in Israel. The Israeli rate of inflation (deflation) amounted to (0.1)%, 3.4% and 3.8% for the years ended December 31, 2006, 2007 and 2008, respectively.

In the first quarter of 2009, as had been the case prior to 2006 we once again experienced decreases in our revenues from products. If this trend continues, it will likely adversely affect our gross margins and profitability.

        As had been the case in 2005, when our revenues from the sale of products decreased relative to their level in 2004, our product revenues fell by 22% during the first quarter of 2009, to $7.8 million from $10.0 million during the equivalent quarter of 2008. During 2006, 2007 and 2008, our revenues from the sales of products had increased each year, from approximately $9.0 million in 2005 to approximately $9.6 million in 2006, $14.3 million in 2007 and $20.1 in 2008. At the same time, revenues from maintenance and services also increased during the last two years of such three year stretch, increasing to approximately $20.9 million in 2008 from approximately $14.3 million in 2007 and approximately $11.8 million in 2006. Our gross margin from most of our products is higher than our gross margin from services. This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products. If our overall percentage of revenues comprised by maintenance and service revenues continues to increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products decrease, such decrease may adversely affect our future maintenance and service revenues, as it may result in a smaller user base to purchase maintenance and service contracts from us.

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

        Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. The volatility has often been unrelated to the operating performance of these companies, including Cimatron, and has been aggravated due to the current crisis in global financial markets. As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

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

        Our functional currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses, are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the U.S. dollar or that the timing of this devaluation lags behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation (deflation) amounted to (0.1)%, 3.4% and 3.8% for the years ended December 31, 2006, 2007 and 2008 respectively.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

        Our principal executive offices and research and development facilities are located in Israel. In addition, a portion of our sales is made to customers in Israel. Accordingly, security, political and economic conditions in Israel may directly affect our business. Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations. From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon into northern Israel. Recently, in December 2008 and January 2009, there was an escalation in violence between Israel and Hamas, and significant hostilities along Israel’s border with the Gaza Strip. Despite the cessation of such escalation, there can be no assurance that the relative calm that has been achieved will continue. Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results. Furthermore, several countries still restrict business with Israel and Israeli companies. These restrictive laws and policies may limit our ability to sell our products in those countries.

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

The government programs and tax benefits that we currently receive and previously received require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

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

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. This process is still ongoing. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to March 31st, 2009 in the amount of $2.7 million, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above-mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005 could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements or if the amount that we become obligated to pay exceeds the amounts for which we have accrued in our financial statements, such payments would negatively impact our earnings.

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

Item 4.	Information on the Company.

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

        In July 2005 we acquired an initial 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro. Under the agreement, we also received an option to acquire up to 100% of Microsystem from Microsystem’s shareholders and Microsystem’s shareholders received an option to require us to purchase 49% of Microsystem’s share capital under specific circumstances. In July 2008, we completed the acquisition of 100% of Microsystem’s shares. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transactions with Microsystem and the options received both by us and Microsystem’s shareholders. The transactions were designed to significantly enhance Microsystem’s financial position and balance sheet, and to strengthen our leading position in Italy, one of our key markets in Western Europe. Under the terms of the initial agreement, Microsystem’s marketing, sales, and support groups remained in their current offices throughout Italy, nevertheless, in the last three years Microsystem went through a comprehensive restructuring and turnaround.

        During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean provider for approximately $225,000 plus an additional payment subject to collection of certain receivables, following which such provider became our wholly owned subsidiary.

        During January 2008, we merged Gibbs System, Inc., also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. As consideration in the transaction, Cimatron paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, cash of approximately $5 million, as well as 1,500,000 newly issued Ordinary Shares of Cimatron.

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

Business Overview

Principal Operations, Products and Developments

        Following our merger with Gibbs System, Inc., we currently have two main product lines – CimatronE and GibbsCAM:

        Cimatron E

Cimatron E, our CAD/CAM solution for the tooling and production industries, was initially released in September 2001. We released our newest major version of the Cimatron E (Version 9.0) in June 2009. Cimatron E provides comprehensive tools, applications and process-automation solutions for the tooling and manufacturing industries.

With Version 9 of Cimatron E, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

–	A new application for transfer die design

–	A new die quote generator

–	Greater mold design automation

–	A new application for defining electrode measuring points and probe path

–	New machining strategies for High Speed Machining (HSM) and 5-Axis milling

–	New capabilities for handling Product Manufacturing Information (PMI) throughout the design and manufacturing process

        Cimatron E encompasses a set of powerful and easy-to-use 3D design tools. The unified solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease. In the design process, Cimatron E integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, Cimatron E implements 2.5 to 5 axis toolpaths using high-speed machining, knowledge of stock remaining and templates to reduce programming and machining time. The mission critical tasks of splitting the model, applying engineering changes, and extracting electrodes and inserts are all handled by Cimatron’s “Quick Tooling” wizard-based applications.

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

        GibbsCAM®

        GibbsCAM, our CAD/CAM solution for discrete part production manufacturing, was first released in 1993. The current shipping version, GibbsCAM 2009 v9.3, was released in March 2009. GibbsCAM provides a comprehensive suite of tools, applications and process-automation/standardization solutions for industrial manufacturers.

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

Data Exchange Options

        In order to ensure that GibbsCAM is able to work with data files from the widest variety of CAD sources, a comprehensive selection of various data exchange options are available. These range from DXF/DWG, to IGES, VDA-FS, STEP AP203/AP214, CATIA V4, CATIA V5, Pro/ENGINEER, NX and Granite, and ACIS. In addition, GibbsCAM has the ability to read the native data files of most popular CAD systems: SolidEdge, NX, SolidWorks, Catia V4 and V5, Pro-E Wildfire, Rhinoceros, and KeyCreator. The data exchange options or capabilities may require other GibbsCAM options.

CutDATA

        Machining feeds and speeds database

Post Processors

        GibbsCAM offers a variety of approaches to generate G-code for machine tools. For users who prefer to develop their own posts, GibbsCAM offers PostHASTE, a template-based post processing system along with over 225 post templates. For users who already have a legacy posting system based on APT-CL, GibbsCAM outputs APT-CL output. GibbsCAM also has a library of over 8500 post processors for a wide variety of controller and machine tool configurations. For the ultimate level of support, GibbsCAM also offers high-efficiency, custom post processors created by a team of expert developers.

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

        A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions). Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our Provider in Japan, no Provider accounted for more than 1.1% of our total consolidated revenue for the year ended December 31, 2008. In July 2005 we acquired 27.5% of our Italian Provider and an option to purchase its remaining outstanding shares from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian Provider to 51%, and in July 2008, we completed the acquisition of such Provider by exercising our option to acquire the remaining 49% of its stock. These latter two holdings increases changed our Italian Provider’s status from an independent provider to a subsidiary.

        There can be no assurance that all existing relationships with our Providers will be renewed. We believe that with the exception of our Provider in Japan, the termination of our relationship with a single Provider would not adversely affect us; however, the termination of our relationship with several of our Providers at approximately the same time or with one of our two Providers in Japan which accounted for 4.1% of our total consolidated revenue in 2008 could adversely affect us. There can be no assurance that, in the event that we lose any of our Providers, we will be successful in recruiting replacement professional and technically competent Providers.

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

        Gibbs’ resellers include eight who comprise the Gibbs “President’s Club.” Each of these eight resellers are independent companies that primarily engage in reselling Gibbs products and that represent the resellers with the highest total sales of Gibbs products for the preceding year. Other than the eight Presidents’ Club resellers, no reseller accounted for more than 0.8% of Cimatron’s total consolidated revenue for the year ended December 31, 2008. Even among the Presidents’ Club members themselves, none accounted for more than 2.1% of Cimatron’s total consolidated revenue during 2008.

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

        Subsidiaries

        Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt the Providers were not maximizing the business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006. We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German Provider, including, as of February 2009, the hiring of the former key employees of Gibbs’ German reseller. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean Provider following which it became a wholly owned subsidiary. In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998. In late 2006 we transferred our business activity in France to an independent provider and substantially ceased the activity of our French subsidiary. During 2007 we transitioned our business activity in the United Kingdom from our United Kingdom subsidiary to an independent Provider with the intent of achieving greater efficiencies in our United Kingdom business. In July 2005, July 2007 and July 2008, we engaged in a series of transactions whereby we acquired an initial 27.5%, an additional 23.5%, and the remaining 49% of the outstanding shares of our Italian Provider, thereby transforming it into our wholly-owned subsidiary. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the merger with Gibbs and with respect to the transaction with Microsystem, our Italian Provider and our increase in holdings thereof.

        Customers

        Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry and departments or divisions within these major corporations. Our customers are located in over 35 countries worldwide.

        In the years ended December 31, 2008, 2007 and 2006, approximately 58%, 66% and 52%, respectively, of our revenues were from Europe; approximately 3%, 4%, and 7%, respectively, of our revenues were from Israel; approximately 12%, 18% and 23%, respectively, of our revenues were from the Far East; approximately 25%, 11% and 17%, respectively, of our revenues were from North America; and approximately 2%, 1%, and 1%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

        The following tables present a geographical breakdown of our revenues from products and services from the last three years (in thousands of U.S. dollars):

        2008

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	10,619	53.0%	13,380	64.0%

Israel	628	3.1%	505	2.4%

Far East	3,277	16.3%	1,807	8.6%

North America	5,162	25.7%	4,954	23.7%

Other	380	1.9%	263	1.3%

Total	20,066	100.0%	20,909	100.0%

        2007

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	8,946	62.4%	9,885	69.2%

Israel	507	3.5%	664	4.6%

Far East	3,622	25.3%	1,621	11.3%

North America	1,176	8.2%	2,094	14.6%

Other	80	0.6%	45	0.3%

Total	14,331	100.0%	14,309	100.0%

        2006

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent

Europe	4,027	41.8%	6,848	58.0%

Israel	358	3.7%	1,151	9.7%

Far East	3,531	36.6%	1,505	12.7%

North America	1,397	14.5%	2,234	18.9%

Other	329	3.4%	79	0.7%

Total	9,642	100.0%	11,817	100.0%

        Other than our Provider agreements and certain maintenance contracts with customers in Israel, we currently have no significant long-term contracts with any customer, and sales are generally made pursuant to purchase orders received from distributors.

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

        Seasonality

        We sell our products to corporations and our sales are therefore subject to the fiscal and budgeting cycles of these corporations. Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the third quarter are traditionally lowest due to the summer vacation and in the first and second quarters sales are slower than in the fourth quarter but higher than in the third quarter. Nevertheless, there have been certain years with a different seasonality pattern, and we cannot guaranty that such a pattern will hold true in every future year.

Organizational Structure

        As of May 31, 2009, our principal shareholder, DBSI, holds 4,265,950 shares, representing approximately 46.6% of our outstanding share capital, and (subject to applicable limitations imposed by US securities laws and regulations and the Israeli Companies Law) effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders. Until June 2008, Koonras Technologies Ltd. (“Koonras”), held 2,554,360 of our Ordinary Shares. On June 3, 2008, Koonras sold 854,360 Ordinary Shares to 3Kotek 2 B.V. (“Kotek”). See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

        For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

Property, Plants and Equipment

        We do not own any real property. We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2,100 square meters at this facility. As of January 10, 2006, we occupy approximately 1,750 square meters at this facility. The initial term of this lease expired on June 30, 2006 and, after we exercised our option to extend the lease for an initial period of three years, we have further extended the lease for an additional five years, through June 30, 2014, and reduced the occupied space to approximately 1,491 square meters. In 2008, the aggregate annual lease payments for the office premises were approximately $349,000.

        Following the merger with Gibbs, we lease office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs. In connection with the merger with Gibbs, the termination date of the lease was advanced from 2020 to December 31, 2012, with an option for us to extend the lease for an additional 5 years. The rent due to be paid during the initial term is $24,710 per month.

        The following table presents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2008 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)

Headquarters in Israel	Givat Shmuel	349

Cimatron Gibbs LLC	Moonpark, California	311

North American subsidiary	Michigan and Illinois (U.S.)*	63

German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	253

Italy	Bologna, Milano, Ancona, Treviso	218

Japanese subsidiary	Tokyo	5

Chinese subsidiaries	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Fujian, Wuhan	79

Korean subsidiary	Seoul	26

India subsidiary	Pune	1

	Total	1,305

*     These offices are responsible for our selling and marketing activities in Canada as well.

Item 4A.	Unresolved Staff Comments.

Not Applicable

Item 5.	Operating and Financial Review and Prospects.

Overview

        We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.

        We have consummated various important acquisitions that have impacted our results of operations over the past few years. In July 2005 we acquired an initial 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro. Pursuant to the exercise of two call options that were granted to us as part of the relevant transactions, we acquired the remaining 72.5% of Microsystems, in two stages of 23.5% and 49%, in July 2007 and July 2008, respectively, for aggregate consideration of $599,250, and, $1.25 million, respectively. We accounted for the original acquisition under the equity method, and, accordingly, as of July 1, 2005, we commenced recording our share of Microsystems’s profits or losses in our consolidated financial statements. Following our exercise of the first call option and the increase in our holding in Microsystem to 51% in July 2007, we fully consolidated the results of Microsystem into our financial statements. Now that Microsystem is our wholly-owned subsidiary, its results will continue to remain fully consolidated with those of our parent company.

        During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean provider for approximately $225,000 plus an additional payment subject to collection of certain receivables, following which such provider became our wholly owned subsidiary.

        During January 2008, we merged Gibbs System, Inc., also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. As consideration in the transaction, we paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, approximately $5 million in cash, as well as 1,500,000 newly issued Ordinary Shares of Cimatron. Following such transaction, Cimatron Gibbs LLC acts as a separate unit in the Cimatron group that is responsible for the marketing, selling and developing of the GibbsCAM product family, in substantially the same manner as conducted prior to the merger.

        In June 2009, we released our newest major version of Cimatron E (Version 9.0), which enables toolmakers and manufacturers of complex discrete parts to step up to new levels of productivity and which introduces breakthrough improvements, as described in greater detail in “Item 4- Business Overview” above.

        Revenues

        We derive revenues mainly from (a) sale of our products, including software and hardware components, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services. Revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues. We provide maintenance services mainly pursuant to maintenance contracts, which usually provide for annual maintenance fees. Generally, maintenance contracts are for a one-year term. It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis. While customers in most markets do purchase maintenance services from us, most of our customers in the Far East (other than in Japan) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

        Cost of Revenues

        Our cost of revenues consists of six major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel and in our subsidiaries, (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to the Israeli Office of the Chief Scientist and (e) amortization of capitalized software development costs, and (f) amortization of intangible assets.

        Software Development Costs

        Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2004, 2006, 2007 and 2008, costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2004, 2006, 2007 and 2008 have been expensed. In 2005 we capitalized approximately $0.2 million in connection with the development of Cimatron E 7.0.

        Primary and Reporting Currency

        We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2005, 2006, 2007 and 2008 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, they may in the future materially adversely affect our results of operations.

        Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in new Israeli shekels, or NIS. As a result, we are exposed to the risk that the U.S. dollar will devaluate relative to the NIS, or, if the NIS devaluates relative to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation of the NIS relative to the U.S. dollar or that the timing of such devaluation will lag behind inflation in Israel. Any such U.S. dollar devaluation or excessive Israeli inflation has the effect of increasing the U.S. dollar cost of our operations. In 2006, 2007 and 2008, the U.S. dollar devaluated relative to the NIS, thereby causing an increase in the U.S. dollar cost of our operations. During the first five months of 2009, the trend has been reversed, as the US Dollar has regained value relative to the NIS, and Israeli inflation has slowed. However, if the U.S. dollar cost of our operations in Israel begins to increase once again, our U.S. dollar-measured results of operations will continue to be adversely affected. Following the merger with Gibbs, we anticipate an increase in the relative portion of our U.S. dollar based expenses and revenues as a percentage of our total expenses and revenues. Commencing during the second quarter of 2008, we began taking cost control measures to counter the effect of the weakening U.S. dollar on our financial results. These measures mainly involved cost reductions in Israel and the U.S.

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

        Most of our software products do not require significant customization or modification. Service revenues include consulting services, post-contract customer support and maintenance and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

        Our sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 – 120 days. Our arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, substantially all of our arrangements do not contain customer acceptance provisions.

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

Operating Results

	December 31,
	2006	2007	2008
	In thousands of US$ (except per share data)

Statement of Income Data:
Revenue:

Products	9,642	14,331	20,066
Services	11,817	14,309	20,909

Total	21,459	28,640	40,975

Cost of revenue:
Products	2,154	3,867	5,725
Services	1,469	1,573	2,044

Total	3,623	5,440	7,769

Gross profit	17,836	23,200	33,206

Research and development costs	4,426	4,281	6,930
Selling, general and administrative expenses	13,362	17,243	25,750

Operating income (loss)	48	1,676	526
Financial income (expenses), net	574	353	(80)
Other income (expenses)	(5)	(3)	-

Income (loss) before taxes	617	2,026	446
Taxes on income	(27)	-	237

Income (loss) after income taxes	590	2,026	683
Company's equity in results of affiliated company	(105)	(52)	-
Minority interest in results of subsidiary	29	(51)	41

Net income (loss)	514	1,923	724

Net income (loss) per share (basic and diluted)	0.07	0.24	0.08

Weighted average number of shares outstanding	7,835	7,866	9,341

	December 31,
	2006	2007	2008
	In thousands of US$

Balance Sheet Data
Cash and cash equivalents	5,597	9,026	5,727
Long term marketable investments	1,287	1,158	-

Working capital	5,342	6,121	3,816
Total assets	17,907	27,327	33,870
Total liabilities	9,062	16,357	17,667
Shareholders' equity	8,845	10,970	16,203

        Revenue

        Our total revenues increased to approximately $41.0 million in 2008 from approximately $28.6 million in 2007 and approximately $21.5 million in 2006. Our revenues from the sale of products increased to approximately $20.1 million in 2008 from approximately $14.3 million in 2007 and approximately $9.6 million in 2006. The majority of the increase in the sale of products in 2008 was attributable to (i) the consolidation of Gibbs which began to be reflected in our results from the beginning of the year (ii) the consolidation of Microsystem’s results, which began to be reflected n our results for the third quarter of 2007, but which was first reflected on a full year basis in 2008, and (iii) the Dollar/Euro exchange rates that on average were higher in 2008 than in 2007. As a percentage of revenues, our revenues from the sale of products were approximately 45% in 2006, approximately 50% in 2007 and approximately 49% in 2008. Our revenues from services increased in 2008 to approximately $20.9 million from approximately $14.3 million in 2007 and approximately $11.8 million in 2006. This increase was primarily attributable to the same factors that caused an increase in our products sales over the same period of time. As a percentage of revenues, our revenues from services inecreased during 2008 to approximately 51% from approximately 50% in 2007, whereas such percentage in 2007 constituted a decreased from approximately 55% in 2006.

        While in the first and the second quarters of 2008 we had organic revenue growth both from products and services, this trend did not continue in the third and fourth quarters of 2008 due to the global economic downturn.

        As 58% of our 2008 revenue was derived from Europe, changes in the Euro – dollar exchange rate can significantly influence our revenues. Throughout 2008, the Euro – dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

        While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition, we have begun to introduce the GibbsCAM product line into our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and ultimately in all our other sales channels.

        Cost of Revenue

        Cost of revenue increased in 2008 to approximately $7.8 million from approximately $5.4 million in 2007 and approximately $3.6 million in 2006. The increase in 2008 was mainly due to (i) the consolidation of Gibbs-related costs starting in the first quarter of 2008 and (ii) the consolidation of Microsystem-related costs for the full year of 2008 as opposed to merely for the last two quarters of 2007, while the increase in 2007 relative to 2006 was primarily due to the consolidation of Microystem’s results starting in the third quarter of 2007.

        Gross Profit

        Gross profit, as a percentage of total revenue, was 81.0%, 81.0% and 83.1% in 2008, 2007 and 2006, respectively. While the percentage in 2008 was the same as in 2007, it should be noted that in 2008, the cost of revenue included $588,000 of non-cash amortization expense attributable to the amortization of part of the acquired intangible assets of Gibbs. There was no amortization of these assets in 2007, as the Gibbs merger took place in January 2008. Accordingly, excluding this amortization, our gross margin in 2008 was higher than in 2007, mainly due to a different revenue mix, with a lower percentage of third party hardware products sales and a higher percentage of software and services sales.

        The decrease in percentage of gross profit, as a percentage of total revenue, in 2007 relative to 2006 was primarily due to the consolidation of Microystem’s results starting in the third quarter of 2007, as a portion of Microsystem’s product revenues include hardware sales, which feature lower gross profit margins than software.

        Research and Development, Patents and Licenses, etc.

        Research and development costs primarily consist of salaries and related costs of employees engaged in ongoing research, design and development activities. Research and development costs were $6.9 million in 2008, $4.3 million in 2007 and $4.4 million in 2006. The increase in research and development costs in 2008 was primarily due to consolidation of Gibbs results from the first quarter of 2008. In 2007 we had maintained the same level of research and development activity as in 2006.

        Selling, General and Administrative Expenses

        Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund (when applicable), including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2006, 2007 or 2008 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI and Koonras for management services (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

        Selling, general and administrative expenses increased to $25.8 million in 2008 from $17.2 million in 2007 and $13.4 million in 2006. The main reason for the increase in 2008 was the consolidation of Gibbs’ results from the first quarter of 2008, and the full year consolidation of Microsystem’s results in 2008, as compared to only second half year consolidation in 2007. In 2008, the general and administrative expenses included $400,000 of non-cash amortization expense stemming from the amortization of part of the acquired intangible assets of Gibbs and Microsystem, while in 2007 such expenses included only $95,000 of non-cash amortization expense related to the acquired intangible assets of Microsystem. The primary reason for the increase in selling, general and administrative expense in 2007 relative to 2006 was the consolidation of Microystem’s results starting in the third quarter of 2007, but it was also attributable to our increasing selling and marketing expenses aimed at enhancing our sales and marketing efforts in some selected markets. As our operations in Europe are in Euro, we also faced in 2007 higher expenses in dollars relative to 2006 terms due to the relative weakness of the US dollar in comparison to the Euro. Commencing with the third quarter of 2007, the Euro – dollar exchange rate has had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

        Financial Income (Expenses), net

        Financial income (expenses), net, consists primarily of interest earned on our cash reserves, gains (losses) from sale of bonds and funds, as well as interest on trade receivables and tax rebates and currency translation adjustments between the U.S. dollar exchange rate and the NIS and Euro exchange rates, imposed on our assets and liabilities. Financial income (expense), net, was $(0.1) million in 2008 compared to $0.4 million in 2007 and $0.6 million in 2006. The decrease in financial income, net, in 2008 was due primarily to the fact that in 2008 we had financial expenses as a result of the weakening Euro and Israeli Shekel against the Dollar, while over the course of all of 2007, we had financial income, mainly for the opposite reason. Also, during 2008, the interest that we received on our cash reserves was significantly lower than in 2007, due to the global trend of reduced interest rates. Moreover, the $6 million aggregate considerations, that we paid in the merger with Gibbs and the acquisition of the last 49% of Microsystem’s shares was funded from our accumulated cash and cash equivalents; therefore, we had a lower interest-bearing cash balance in 2008 as compared to 2007.

        The decrease in financial income, net in 2007 relative to 2006 was attributable to changes in currency exchange rates that reduced such income.

        Net Income (Loss)

        We recorded net income of approximately $0.7 million, $1.9 million and $0.5 million in 2008, 2007 and 2006, respectively. We cannot be certain that we will maintain profitability on a quarterly or annual basis. If the percentage of our overall revenues comprised by service revenue increases, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products decreases, such decrease may adversely affect our future service revenues, as it may result in a smaller user base to purchase service contracts from us. See “Item 3 – Risk Factors.” For a geographical breakdown of our revenues, please refer to “Item 4 – Information on the Company – Geographical Breakdown of our Revenue.”

Effective Corporate Tax Rate

        We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. In Israel we received a final tax assessment through the tax year ended December 31, 2006. Generally, as of January 1, 2009, Israeli companies are subject to corporate tax of 26% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 26%). The corporate tax rate was reduced in July 2005, from 31% for the 2006 tax year to 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below) may be considerably less. We believe that our effective tax rates in the U.S., Germany, Italy, France, the U.K., China, Japan, India and Korea would have been approximately 34%, 25%, 31%, 33%, 19%, 35%, 31%, 34% and 27.5%, respectively, for the year ended December 31, 2008, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of $4.7 million as of the end of 2008. In addition, as of December 31, 2008, we had approximately $2.8 million in net operating loss carryforwards in France, $0.5 million in North America, $0.4 million in the U.K and $0.1 million in Korea. There can be no assurance that we will be able to use all the above-mentioned tax loss carryforwards at any time in the future. We expect that if our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

        We have been previously granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959. Consequently, we were eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise plan was exempt from tax for a period of two years, commencing in the first year in which we generated taxable income from such Approved Enterprise (subsequent to use of all Israeli tax loss carryforwards), and was subject to a reduced tax rate of 25% for a further five years, respectively. See Note 13 of the notes to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

        We finance our operations primarily from funds provided by operations and, to a lesser extent, from accumulated cash and cash generated by the sale of our investments. We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities. Prior to the closing of the merger with Gibbs we obtained two credit lines from banks for an aggregate amount of $8 million. Annual interest rates may vary from Libor + 0.9% to Libor +1.2%. Both credit lines are secured by negative pledges and certain financial covenants, such as minimum equity and minimum equity as percentage of total balance sheet assets, maximum financial debt and maximum financial debt as a percentage of total balance sheet assets, minimum cash balance, minimum current ratio, minimum EBITDA and maximum ratio between financial debt and EBITDA. As of March 31, 2009, there was no outstanding amount drawn thereunder. Given the current global financial crisis, there is no assurance that if and when we would need to draw upon these credit lines, we would be in compliance with the covenants under these credit lines, the banks from which we obtained the credit lines would agree to provide to us any credit without further covenants or guarantees, or that they would agree to provide us any credit at all.

        As of December 31, 2008, we had $5.7 million in cash and cash equivalents. During 2008, net cash provided by operating activities was $2.8 million, and was mainly comprised of our net profit of $0.7 million, decrease in accounts receivable and prepaid expenses of $2.5 million, non-cash use of depreciation and amortization of $1.6 million, partially offset by decrease in trade payables, accrued expenses and other liabilities of $1.7 million, and decrease in deferred taxes of $0.4 million.

        During 2008, net cash used in investing activities was $5.2 million, and was mainly comprised of $4.8 million (including expenses) net cash that was used in the merger with Gibbs, $1.3 million (including expenses) of cash that was used in the acquisition of the remaining 49% of the stock of Microsystem and $0.4 million used for capital expenditures, partially offset by $1.2 million of proceeds from the sale or redemption of bonds. Our capital expenditures for 2008 were mostly for the purchase of computers, computer equipment and other office equipment

        During 2008, net cash used in financing activities was $0.8 million, and was mainly comprised of $0.6 million repayment of short term bank credit, and $0.2 million used pursuant to our share repurchase program that was announced in June 2008.

        As of December 31, 2008, Microsystem had outstanding a long-term government loan of $0.4 million, of which $0.15 million to be repaid during 2009.

        These activities caused our aggregate amount of cash and cash equivalents to decrease to $5.7 million as of December 31, 2008, as compared to $9 million as of December 31, 2007: our long-term marketable investments to decrease to $0 million as of December 31, 2008, as compared to $1.2 million as at December 31, 2007: our short-term credit to be reduced to $0.2 million as of December 31, 2008, as compared to $0.8 million as at December 31, 2007: and our long-term credit to be reduced to $0.3 million as of December 31, 2008, as compared to $0.4 million as at December 31, 2007.

        As of December 31, 2008, our working capital was $3.8 million and our total assets were $33.9 million, compared to $6.1 million and $27.3 million, respectively, as of December 31, 2007. The decrease in working capital resulted mainly from a decrease in cash and cash equivalents due to the Gibbs merger and the final payment for the Microsystem acquisition, The change in total assets resulted mainly from the consolidation of Gibbs’ financial statements starting in the first quarter of 2008.

        Our trade receivables, net of allowance for doubtful accounts totaled $7.1 million on December 31, 2008, compared to $7.3 million on December 31, 2007. The collection cycle remained practically unchanged during 2008 compared to 2007. We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten our collection cycles. Nevertheless, given the current global economic downturn, we cannot guaranty that collection cycles from one or more of our customers or providers and resellers will not lengthen relative to the past.

        Concentration of credit risk.

        Financial instruments that potentially subject us to concentration of credit risk consist principally of cash and cash equivalents, short-term investments and accounts receivable. Our cash and cash equivalents and short-term investments are invested in deposits mainly with major banks in the United States, Europe and Israel. We believe that the financial institutions holding our cash funds are financially sound. Our accounts receivable are generated from a large number of customers located in Europe, Asia, the United States and Israel. We perform ongoing evaluations of our accounts receivable and maintain an allowance for doubtful accounts that we believe is adequate to cover all anticipated losses with respect to our accounts.

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

        The exchange rate between NIS and the U.S. dollar decreased overall during 2008 but has increased during the past 8 months (October 2008 – May 2009) from a low of NIS 3.464 to the dollar to a high of NIS 4.268 to the dollar (with a current exchange rate in the approximate range of NIS 3.900 to NIS 4.000 per U.S. dollar). The high and low exchange rates between the NIS and U.S. dollar during the 6 most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW (1 U.S. dollar =__ NIS)	HIGH (1 U.S. dollar = __ NIS)

December 2008	3.677	3.981

January 2009	3.857	4.065

February 2009	4.012	4.191

March 2009	3.745	4.245

April 2009	3.995	4.268

May 2009	3.913	4.251

        The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2004 - December 31, 2004	4.478 NIS/$1
January 1, 2005 - December 31, 2005	4.503 NIS/$1
January 1, 2006 - December 31, 2006	4.466 NIS/$1
January 1, 2007 - December 31, 2007	4.085 NIS/$1
January 1, 2008 - December 31, 2008	3.591 NIS/$1

        In 2006, the rate of Israeli inflation was approximately (0.1)% and the U.S dollar devaluated against the NIS by 8.2%. In 2007, the rate of Israeli inflation was approximately 3.4% and the U.S dollar devaluated against the NIS by 9.0%. In 2008, the rate of Israeli inflation was approximately 3.8% and the U.S dollar devaluated against the NIS by 1.1%.

        Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from decreases in the Euro – U.S. dollar exchange rate and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from increases in the U.S. dollar – NIS exchange rate. However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low. The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2008 we had currency exchange forward transactions to sell 1.8 million Euro for a total amount of $2.6 million until December 31, 2009, and had currency exchange forward transactions to sell $8.1 million for a total amount of NIS 31.4 until December 31, 2009. As of May 31, 2009, we had currency exchange forward transactions to sell 2.8 million Euro for a total amount of $3.92 million until December 2009, and had currency exchange forward transactions to sell $6.6 million for a total amount of NIS26.1 million until June, 2010. See “Item 11 – Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents and licenses, etc.

        We conduct our research and development operations primarily in Israel and to a small extent in Russia. Following the merger with Gibbs in January 2008 we now also have substantial research and development operations in California. Our research and development efforts have been financed through internal resources and through plans sponsored by the Chief Scientist of the Government of Israel, or the OCS. In the years ended December 31, 2006, 2007 and 2008, our gross research and development expenditures were $4.4 million, $4.3 million and $7.1 million, respectively (21%, 15% and 17% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 effective with respect to OCS plans funded in or after 1994, royalties generally at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the revenues derived in connection with products developed according to such plans are payable to the State of Israel. The maximum aggregate royalties will not exceed 100% (for funding prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received. Pursuant to an amendment effected in 2000, effective with respect to OCS plans funded in or after 2000, the royalty rates described above were updated to 3% during the first three years and 3.5% in or after the fourth year, of the revenues derived in connection with products developed under such plans. Pursuant to an amendment effected on January 1, 1999, effective with respect to OCS plans approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months. As of December 31, 2008, our contingent liability with respect to such grants was approximately $1 million, including applicable interest, contingent upon our generating revenues from sales of products developed with funds provided by the OCS.

        We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we have submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Following this application and further correspondence between the OCS and us, the OCS appointed an external professional examiner to examine our claim from a technological point of view. This examiner submitted his report to the OCS in November 2005. In December 2005, the OCS appointed a second professional examiner to submit a second opinion regarding our technological claim. During January 2006 our management met with the OCS in an attempt to, among other things, accelerate the OCS’s treatment of our application. In September 2006 we received a letter from the OCS rejecting our application. Following further inquiries made by us, we continued corresponding with the OCS and in January 2007 our management met again with the OCS. As a result of this meeting the OCS agreed to continue its examination of our application. In July 2007 we met with an OCS examiner and two additional OCS representatives. We followed up on this meeting via further inquiries to the OCS staff as to when they expect to conclude their examinations and provide a final decision; however, to date, we have not received any final decision from the OCS.

        Although we believe we have strong arguments to support our position, we have accrued royalty expenses in the amount of $2.7 million in our financial reports for the periods from January 1, 2005 through March 31, 2009, but we have not paid to the OCS any royalties associated with the products mentioned above. In light of the above-mentioned facts, we continue to evaluate and consider our next steps with the OCS, including without limitation, whether further royalty expense accruals will be necessary. See “Item 3. Risk Factors – We may be required to pay royalties to the OCS in respect of sales since January 1, 2005” for a discussion of the risks to us arising from the possibility that we may be obligated to pay to the OCS the amount we have accrued with regard to this issue or even more than such amount.

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

        In the years ended December 31, 2006, 2007 and 2008, we paid or accrued royalties to the OCS in the amount of $0.7 million, $0.8 million and $0.5 million, respectively. We intend to consider whether further accruals will be necessary in light of the facts described above concerning our application to the OCS to recognize our claim that we are no longer obligated to pay royalties on a majority of our sales subsequent to January 1, 2005.

        In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2008 with respect to such grants was $0.6 million, contingent upon our incremental exports.

        In addition, we are currently participating in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. In 2008 and 2007 we recorded in our profit and loss statements $121,000 and $16,000, respectively, of grants received.

        Trend Information

        We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures. Following is a summary of the material trends and uncertainties influencing our operations:

        Cash and Cash Equivalents. The consideration in the merger with Gibbs and the consideration for our acquisition of the remaining 49% of Microsystem, including related costs, were funded from accumulated cash and cash equivalents, thereby reducing our cash and cash equivalents in 2008 by approximately $6.0 million.

        Merger with Gibbs, Acquisition of Microsystem, and Related Effects. As a result of the merger with Gibbs we have experienced an increase in the following: (i) the Company’s overall expenses and revenues; (ii) relative portion of the U.S. dollar based expenses and revenues of the Company group; and (iii) geographic diversity due mainly to increase in sales in the U.S. market. As a result of our completion of our acquisition of Microsystem and the consolidation of Microsystem’s results with ours (commencing in the third quarter of 2007, but first reflected on a full year basis in 2008), we have experienced (a) a further increase in our overall expenses and revenues and (b) an increase in the European portion of our revenues and product sales, and related expenses.

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

    2.        As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay the Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2008 was $0.6 million, contingent upon our incremental exports.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our contractual obligations and commercial commitments as of December 31, 2008:

Contractual Obligations as of December 31, 2008	Payments due by Period (US$, in thousands)
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating Leases	5,319	1,599	3,132	588	-
Purchase Obligations and
Commitments (1)	2,014	1,004	742	268	-
Other Long-Term Liabilities	(2) 3,933	3,933	-	-	-
Total Contractual Cash
Obligations	11,266	6,536	3,874	856	-

(1) Certain obligations to software vendors reflected in the amounts recorded in this row assume that we achieve minimum revenue levels. To the extent that our revenues are lower than such minimum levels, our obligations will be reduced accordingly.

(2) Represents a provision for future severance pay obligations.

G.	Safe Harbor

        This annual report on Form 20-F contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (collectively, the “Safe Harbor Provisions’”). These are statements that are not historical facts and include statements about our beliefs and expectations. These statements contain potential risks and uncertainties, and actual results may differ significantly. Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions. Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of the Company or its directors or officers. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 (“Key Information”) under the caption “Risk Factors” (“Cautionary Statements”). Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements. We undertake no obligation to update or revise any forward-looking statements. All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

        As of the date of this annual report, our directors, senior management and key employees are as follows:

Name	Age	Position

Yossi Ben Shalom	54	Chairman of the Board
William F. Gibbs	55	Vice Chairman of the Board
Barak Dotan	41	Director
Yoel Rosenthal	54	Director
David Golan	68	Director
Eti Livni	60	External Director
Rami Entin	58	External Director
Dan Haran	51	President and Chief Executive Officer
Ilan Erez	41	Chief Financial Officer

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

William F. Gibbs is the founder of Gibbs System, Inc. (aka Gibbs and Associates), the makers of GibbsCAM. He joined Cimatron in January 2, 2008, with the merger of Gibbs into Cimatron’s wholly owned subsidiary. Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978. He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982. He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984. GibbsCAM, the 2nd generation Gibbs software, was first released in 1993. Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

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

Ilan Erez joined us as VP Finance in May 2005 and became our Chief Financial Officer in July 2005. From 1998 to 2005 Mr. Erez served as the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking cards. He also served as VP Operations of Silicom from May 2001 until his departure. From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an Auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers. Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Arrangements for the Election of Directors

        DBSI Investments Ltd., our largest shareholder (holding approximately 46.6% of our share capital), controls the outcome of most matters (other than matters with respect to which it is deemed to possess a personal interest) submitted to a vote of our shareholders, including the election of members of our board of directors. Koonras and DBSI were parties to an agreement by which, among other matters, they would each appoint one-half of our directors, not including our external directors, and vote together at our shareholders’ meetings. However, following Koonras’ sale of 1,700,000 Ordinary Shares to DBSI and 854,360 Ordinary Shares to Kotek in May 2008 and June 2008, respectively, Koonras is no longer a shareholder of the Company and such agreement has been terminated.

        As a result of the merger with Gibbs System, Mr. Gibbs was issued 1,500,000 Ordinary Shares, which represent approximately 16.4% of our outstanding share capital. Additionally, Mr. Gibbs has been appointed as the vice chairman of our Board of Directors. Under the merger agreement, we undertook to Mr. Gibbs that he will serve as the vice chairman of our Board of Directors as long as he continues to hold at least 9% of our issued and outstanding share capital.

        Compensation

        During the year ended December 31, 2008, we paid, in the aggregate, approximately $1.16 million in direct remuneration to our directors and officers for services provided by them to the Company in such capacities. Such sum does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in the countries we operate. We pay each of our external directors, as well as Mr. David Golan and Mr. William F. Gibbs, an annual fee of approximately $8,000, plus approximately $410 for each meeting of the board of directors or a committee thereof attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attendance at meetings of the board of directors.

        Please see Item 7 – “Major Shareholders and Related Party Transactions” for a description of the employment agreement entered into with Mr. Gibbs, and the terms pursuant to which Cimatron Gibbs leases office space from Mr. Gibbs.

Board of Directors

        Our Articles of Association provide for a Board of Directors of not less than two members. Each director, with the exception of external directors who are elected to serve for set periods of time (as described below), is elected to serve until the next annual general meeting of shareholders and until his or her successor has been duly elected. Officers serve at the discretion of the Board.

        Substitute Directors

        Our Articles of Association provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve both as a director and as a substitute director.

        The term of appointment of a substitute director may be for one meeting of our Board of Directors or for a specified period or until notice is given of the cancellation of the appointment. Any substitute director will have all of the rights and obligations of the director appointing him or her, except the power to appoint a substitute (unless the instrument appointing him or her provides otherwise), and the right to remuneration. The substitute director may not act at any meeting at which the director appointing him or her is present. Unless the appointing director limits the time period or scope of any appointment, the appointment is effective for all purposes, but will expire upon the expiration of the appointing director’s term. To our knowledge, no director currently intends to appoint any other person as a substitute director, except if the director is unable to attend a meeting of the Board of Directors.

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

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director. If, at the time external directors are to be appointed, all current members of the board of directors are of the same gender, then at least one external director must be of the other gender.

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

        Each committee of a company’s board of directors that has the right to exercise powers delegated by the board must include at least one external director, and the audit committee is required to include all of the external directors. Our external directors are Eti Livni and Rami Entin, who will complete their current terms in April 2011, in accordance with Israeli law.

        An external director is entitled to certain compensation as provided in regulations adopted under the Companies Law but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

        Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.” A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. However, under regulations promulgated under the Companies Law, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange). Our Board of Directors has determined that Mr. Entin has the requisite “financial expertise” while Ms. Livni has “professional expertise” as required of our external directors under the Companies Law.

        Audit Committee

        The Companies Law requires public companies to appoint an audit committee. The responsibilities of the audit committee include identifying irregularities in the management of the company’s business, approving related party transactions as required by law, and reviewing the quarterly and annual balance sheet reports and recommending their approval before our board or directors. An audit committee must consist of at least three directors, including all of the external directors of the company. The chairman of the board of directors, any director employed by or otherwise providing services to the company, and a controlling shareholder or any relative of a controlling shareholder, may not be a member of the audit committee.

        Under the Nasdaq rules, we are required to have at least three independent directors on the audit committee. In addition, Nasdaq requires that the members of the audit committee (a) not have any relationship to the company that may interfere with the exercise of their independence, and (b) must be financially literate.

        Under the Nasdaq rules and the Sarbanes-Oxley Act of 2002, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company’s independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters. The audit committee is required to consult with management but may not delegate these responsibilities. In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

—	It has the sole authority to review in advance, and grant any appropriate pre-approvals of, (i) all audit and non-audit services to be provided by the independent auditors and (ii) all fees and other terms of engagement;

—	Review and discussion with management and the independent auditors of the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the SEC, any stock exchange or the public;

—	Review and discussion with management and the independent auditors of the company’s annual audited financial statements prior to any required submission to shareholders, the SEC, any stock exchange or the public;

—	Recommendation to the board of directors, if appropriate, that the company’s annual audited financial statements be included in the company’s annual report;

—	Review and discussion with management of all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

—	Review of disclosures made to the audit committee by the company’s chief executive officer and chief financial officer during their certification process for the company’s annual report about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the company’s internal controls; and

—	Review and approval of all related-party transactions.

        As of the date of this annual report, Mr. David Golan, Ms. Eti Livni and Mr. Rami Entin are serving as members of our audit committee.

        Internal Auditor

        Under the Companies Law, a company’s board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative. During November 2007, we appointed Fahn Kanne Control Management, a member firm of Grant Thornton, as our internal auditor, replacing Ernst & Young – Kost, Forer, Gabbay & Kasierer Business Risk Services, which informed us that it could not continue to serve as our internal auditor due to a conflict of interests arising from auditing services provided to third parties.

        Compensation of Executive Officers

        In lieu of appointing a separate Board committee with responsibility for setting appropriate compensation levels for our executive officers, our Board of Directors as a whole, including a majority of our independent directors (as determined pursuant to the Nasdaq rules), serves as the body with authority for establishing such compensation levels. In setting compensation levels, our Board is guided by the levels of compensation provided to executives in other companies in our industry and our home country, as adjusted to account for differences in size and other relevant distinguishing factors.

        Directors’Severance Benefits Upon Termination of Employment

        Except for the employment agreement entered into by our subsidiary Cimatron Gibbs LLC with William Gibbs in his role on behalf of such subsidiary (as described below in “Item 7- Major Shareholders and Related Party Transactions – Related Party Transactions”) we have not entered into any service contracts with any members of our Board of Directors that provide for specific benefits upon termination of employment. Other than any termination notice provisions under Mr. Gibbs’ employment contract, the only severance pay benefits that may be provided are required under Israeli law and are described below in the section titled “Employees”.

Employees

        The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2008	2007	2006

Research and Development	78	56	56

Marketing, Sales and Customer Support	198	173	124

Administration Management and
Information Systems	25	22	17

Total	301	251	197

        As of May 31, 2009, we employed 298 full-time personnel, of whom 76 (most of whom hold advanced technical degrees) were employed in research and development, 197 were employed in marketing, sales and customer support and 25 were employed in various administrative, information systems and management positions. Of these employees, 83 were employed in Israeli operations, 5 were employed in Russia, 15 were employed by our original North American subsidiary, Cimatron Technologies Inc., 64 were employed by Cimatron Gibbs LLC (the surviving entity in the merger with Gibbs) in North America, 38 were employed by our German subsidiary, 45 were employed by our Italian subsidiary, 39 were employed by our Chinese subsidiaries, 1 was employed by our Indian subsidiary and 8 were employed by our Korean subsidiary. In addition, we employed 9 subcontractors’ or free-lance personnel on average during the year 2008, and as of May 31, 2009 we employed 9 subcontractors personnel.

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

        Israeli law generally requires severance pay, which may be funded by Managers’ Insurance described below, upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments thereto amount to approximately 8.33% of wages. Furthermore, Israeli employees and employers are required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 17.43% of the employee’s wages (up to a specified amount), of which the employee contributes approximately 69% and the employer contributes approximately 31%.

        A general practice that we follow, which, as of May 2006, is also legally required, is the contribution of funds on behalf of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. While prior to May 2006 we could decide whether each employee was entitled to participate in the plan, after that date, we are required to enable participation of all employees in the plan. Each employee is required to contribute an amount equal to 5% of his or her basic salary per month for the managers insurance and we contribute an additional amount equal to between 13.3% and 15.8% of the monthly basic salary.

Share Ownership

        1998 Share Option Plan

        In April 1998, our Board of Directors adopted a share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1998 Share Option Plan is administered by our Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the Board on the date that the option is granted. Options granted vest over a period determined by the Board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The Board has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of a grantee. A grantee will be responsible for all personal tax consequences of a grant and the exercise thereof. In March 2000, the Board adopted new guidelines for the grant and exercise of options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan. In August 2003, the Board of Directors approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company. These options are exercisable commencing one year after the date of grant at a rate of 25% per year, subject to the continued employment of the officers. As of December 31, 2008, 25,000 such options were outstanding at a price of $2.50 per share. For additional information relating to the stock options granted by us under the 1998 Share Option Plan, see Note 12(B) to our financial statements included in Item 18.

        As of May 31, 2009, no options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

        2004 Share Option Plan

        In October 2004, our Board of Directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by our Board, which designates the optionees and dates of grant. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. Options granted vest over a period determined by the Board, terminate ten years from the date of grant, unless otherwise determined by the Board, and are non-assignable except by the laws of descent. The Board has the authority to amend the terms of the 2004 Share Option Plan, provided that any such amendment does not adversely effect any options granted thereunder. In February 2005, 238,500 options were granted to employees of the Company under the 2004 Share Option Plan at an exercise price of $2.20 per share and with a term of ten years, and in August 2005, our Board of Directors approved the grant of an additional 32,000 options under the plan, at an exercise price of $2.00 per share and a term of 10 years, to the Company’s Chief Executive Officer. In December 2005, our Board of Directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at exercise prices ranging from $1.75-$2.00 and with a term of five years. During August 2007, the Company granted an additional 74,000 options to Company employees at an exercise price of $2.78 and with a term of five years. During January 2008, the Company granted an additional 68,000 options to Company employees at an exercise price of $2.75 and with a term of five years, including 2,000 options to William F. Gibbs. All options granted under the 2004 Share Option Plan are exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each grantee by the Company and/or its subsidiaries. Each grantee is responsible for all personal tax consequences of a grant and the exercise thereof. We intend to grant additional options under the 2004 Share Option Plan to our various directors, executive officers and employees.

        In November 2007, our Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

        At May 31, 2009 options to purchase 579,916 of our Ordinary Shares were available for grants to our various directors, officers, employees and consultants under the 2004 Share Option Plan.

        Repurchase of Our Shares

        We repurchased 161,100 of our shares in the open market during 2002 and 2003 at an average price of $0.95 per share. Under Israeli law, while these shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

        On June 4, 2008, our Board of Directors authorized the use of up to $1 million of our available cash to repurchase our Ordinary Shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases are to be made in accordance with the requirements of the Securities and Exchange Commission (the “SEC”). The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued. As of May 31, 2009, we have repurchased 220,856 of our shares pursuant to this repurchase plan at an average price of $1.33 per share.

Beneficial Ownership by Officers and Directors

        Messrs. Ben Shalom, Dotan and Rosenthal may each (subject to the disclaimer provided in footnote (3) to the table in Item 7 below) may be deemed to have beneficial ownership of an aggregate of 4,265,950 of our Ordinary Shares, representing 46.6% of our issued and outstanding share capital, by virtue of their positions with DBSI. As indicated in the table appearing in Item 7 below, Mr. William F. Gibbs beneficially holds 1,500,666 or 16.4% of our outstanding Ordinary Shares, which include 666 shares issuable upon exercise of options that are currently exercisable or will be exercisable within 60 days of June 30, 2009. As to our remaining Board members, each of David Golan, Eti Livni and Rami Entin beneficially holds no Ordinary Shares. Among our executive officers, each of Dan Haran, our President and Chief Executive Officer and Ilan Erez, our Chief Financial Officer, beneficially holds less than 1.0% of our Ordinary Shares (after including shares that are issuable to them upon exercise of options that are either currently exercisable or will be exercisable within 60 days of June 30, 2009). The options held by each of our directors and executive officers are subject to the terms (including exercise price and expiration date) described above in the description of option grants under our 1998 Share Option Plan and 2004 Share Option Plan.

        The Ordinary Shares held (or issuable upon exercise of options held) by our directors and executive officers do not have voting rights that differ from those enjoyed by all holders of our Ordinary Shares.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

        The following table sets forth information, as of May 31, 2009, concerning the beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) of our Ordinary Shares by (i) any person who is known to us to own at least 5% of the Ordinary Shares of our Company and (ii) all of our directors and executive officers as a group. The voting rights of our major shareholders do not differ from the voting rights of all other holders of our Ordinary Shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

DBSI Investments Ltd.
85 Medinat Hayehudim St.
Herzliya, Israel	4,265,950		46.0%

William F. Gibbs
4017 N. Cedarpine Lane
Moonpark, CA 93021
California, U.S	1,500,666	(1)	16.2%

3Kotek 2 B.V. Wielewaaleg 1, 4791, PD,
Klundert, Netherlands	894,360	(2)	9.7%

All directors and executive officers as a
group (9 persons)	5,885,605	(1)(3)	63.5%

(1)     Includes an aggregate of 1,500,000 Ordinary Shares and 666 options to purchase Ordinary Shares beneficially held by William F. Gibbs.

(2)     Of such 894,360 Ordinary Shares reported in this Statement, 854,360 Ordinary Shares are held by Kotek and 40,000 Ordinary Shares are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Mr. Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the Ordinary Shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the Ordinary Shares held by Kotek.

(3)     Includes an aggregate of 4,265,950 shares beneficially held by DBSI Investments Ltd. (“DBSI”), which may be attributable to certain of our directors by virtue of the positions that they hold on the board of directors of DBSI. All of our directors to whom such share ownership may be attributable disclaim such beneficial ownership. (Mr. Rosenthal in particular does not share in the equity ownership of DBSI).

        Recent Significant Changes in the Percentage Ownership of Major Shareholders

        On May 11, 2008, Koonras, a subsidiary of Polar Communications Ltd. and a then-current holder of approximately 27% of our Ordinary Shares, signed an agreement with DBSI pursuant to which Koonras was to sell to DBSI 1,700,000 Ordinary Shares (comprising approximately 18% of our outstanding share capital) at a price per share of $2.80. As a result of the consummation of such transaction on or about June 26, 2008, Koonras’ holdings were reduced to 854,360 Ordinary Shares, representing approximately 9.1% of our share capital at the time. As a result of its acquisition of shares in such transaction, DBSI currently holds approximately 46.6% of our outstanding share capital.

        On June 3, 2008, Koonras sold its remaining 854,360 Ordinary Shares that it then held to Kotek, a company incorporated under the laws of the Netherlands,. As a result of the consummation of such transaction, Koonras is no longer a holder of our capital stock, and Kotek acquired an approximate 9.1% interest in our share capital.

        As a result of Koonras’ dispositions of the remaining Ordinary Shares of our stock that it held, Koonras and DBSI terminated the shareholders agreement to which they had previously been party. Under the agreement, each of Koonras and DBSI effectively had the ability to control the outcome of most matters that were submitted to a vote of our shareholders, including the election of members of our Board of Directors and approval of significant corporate transactions (subject to applicable limitations imposed by US securities laws and regulations and the Israeli Companies Law, including with respect to matters for which either such shareholder was deemed to possess a personal interest), as each of Koonras and DBSI was entitled to appoint one-half of our directors, not including our external directors, and each of them had agreed to vote together at our shareholders’ meetings.

Record Holders

        As of June 8, 2009, there were 31 record holders of our Ordinary Shares, of which 17 represented United States record holders owning an aggregate of approximately 47% of our outstanding Ordinary Shares.

Related Party Transactions

Services Agreement and Lease Agreement

        Until February 2002, our former principal shareholder Zeevi Computers and Technology Ltd., or ZCT, provided us with certain corporate and administrative services, including, but not limited to, executive management, facilities and other such services as were agreed upon from time to time between us and ZCT. The primary executive management services that we received under the agreement represented the services of the chief executive officer and the chief financial officer of ZCT, who did not receive separate fees for such services. Pursuant to such agreement, we shared the expenses relating to the specific services we received from ZCT with the other subsidiaries of ZCT that also received such services from ZCT.

        As of February 21, 2002, in connection with its sale of its equity interest in the Company to Koonras and DBSI, ZCT assigned all rights and obligations under the foregoing services agreement to Koonras and DBSI. An assignment of this agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002. Following the consummation of the sale of 1,700,000 of our shares from Koonras to DBSI on June 24, 2008, and the related approval of our shareholders at such time, the management services agreement was assigned in full to DBSI, which will continue to provide all the services and receive the entire annual fee. The amount that we paid for services under this agreement totaled 1.706 million NIS in the year ended December 31, 2008.

        Prior to the merger with Cimatron, Gibbs System, Inc. leased office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs. In connection with the merger with Gibbs System, Inc. and the assignment of the lease to us in 2008, we entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for us to extend the lease for an additional 5 years. Also a result of the lease amendment, the rent that we are obligated to payduring the initial term of the lease is $24,710 per month (in lieu of $22,464 per month).

Registration Rights

        In October 2004, following approval by our Board of Directors, our audit committee and the requisite majority of our disinterested shareholders, in accordance with the related party transaction requirements of Israeli law, we entered into a registration rights agreement with Koonras and DBSI, then our two largest shareholders. Under the agreement, Koonras and DBSI had the right, subject to various conditions and limitations, to require us to file a registration statement for the resale of their shares or to include their shares in certain registration statements that we file. On June 3, 2008, in connection with the sale of certain of its Ordinary Shares to Kotek, Koonras assigned to Kotek all registration rights applicable to such shares under the registration rights agreement.

        In January 2008, in connection with the merger agreement with Gibbs System, Inc., we granted to Mr. Gibbs certain registration rights with respect to the Ordinary Shares issued to him as part of the mergerconsideration. The grant of such registration rights was approved by our Board. Pursuant to the registration rights agreement entered into with him, Mr. Gibbs has the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

        Demand Registration Rights

        Under the above-described registration rights agreement with DBSI and Kotek (as successor to Koonras), DBSI and Kotek together, and pro-rata between themselves, are entitled to up to two demand registrations on Form F-1 (or an equivalent form) promulgated under the Securities Act at our expense, provided that the anticipated aggregate offering price for the shares to be registered, net of any underwriting discounts and commissions, exceeds US$1,000,000.

        Notwithstanding the foregoing, we are not required to effect a demand registration during the period starting with the date of filing of, and ending on the date that is one hundred eighty (180) days following the effective date of, a registration statement pertaining to our securities.

        DBSI and Kotek, together, and pro-rata between themselves, also have the right to require us to effect up to four F-3 registrations, including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering for resale from time to time by such holders of all of their shares (a “Shelf Registration Statement”), but no more than two such registrations in any 12 month period, in each case, at our expense, provided, however, that we are not required to bear the cost of more than one counsel for such holders. Under his registration rights agreement with us, Mr. Gibbs has the right to require us to effect up to two F-3 registrations, under substantially the same terms specified above.

        We are required to use our best efforts to (a) cause a Shelf Registration Statement to be declared effective under the Securities Act within three months after the “demand” is made and (b) keep such Shelf Registration Statement continuously effective under the Securities Act until the expiration of five (5) years from the date that a Shelf Registration Statement is declared effective by the SEC.

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

Employment Agreement with William F. Gibbs

        In connection with the merger with Gibbs in January 2008, Cimatron Gibbs LLC, our subsidiary into which the Gibbs business was merged, entered into an employment agreement with Mr. Gibbs. The employment agreement provides, among others, for (i) an annual base salary of USD $160,000, (ii) an annual bonus based on increases in contribution to our sales in North America and to the sale of Gibbs products, and (iii) other fringe benefits as customary for comparable officers of the Company group in the United States. Mr. Gibbs also signed non-compete undertakings for our benefit. On February 15, 2008, we announced that Mr. Gibbs was appointed as President North America, replacing Mr. Sam Golan. Mr. Gibbs, who continues to maintain his position as President and CEO of Cimatron Gibbs, is now responsible for promoting both Cimatron E and GibbsCAM product lines in North America. In addition, pursuant to an option grant approved in January 2008, Mr. Gibbs was granted 2,000 options to purchase our Ordinary Shares.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

        Our consolidated financial statements and other financial information are included in this annual report in “Item 18 – Financial Statements”.

Legal Proceedings

        On May 9, 2007, Collins & Aikman Corporation (“Collins & Aikman”), on behalf of itself and certain related parties, filed a complaint with the United States Bankruptcy Court in Detroit, Michigan against our wholly owned subsidiary, Cimatron Technologies, Inc. On May 17, 2005 the plaintiffs had filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code. In their complaint against our subsidiary, the plaintiffs demanded repayment of an amount of $318,515 that had been paid to Cimatron Technologies, Inc., plus interest and expenses, on the basis that, among other things, such payment had been made within ninety days preceding the plaintiff’s bankruptcy petition date. The payment to our subsidiary had been made primarily in consideration for software delivered to Collins & Aikman, and, to a negligible extent, for services and maintenance provided to Collins & Aikman. Our subsidiary engaged local counsel to vigorously oppose such claim. During March 2008, the parties reached a settlement agreement pursuant to which our subsidiary agreed to pay an amount of $5,000 in return for plaintiff’s waiving and releasing our subsidiary from any and all claims.

Dividend Distribution Policy

        Certain of our enterprises are Approved Enterprises (as defined under the Israeli Law for the Encouragement of Capital Investments, 1959). In the event of a distribution to shareholders of cash dividends out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, we would be subject to tax at a rate of 25%. In our financial statements, we have not provided an allowance for deferred taxes on future distributions of tax-exempt earnings, as our management and Board of Directors have determined not to make any distribution that may result in such tax liability to the Company. Accordingly, such earnings have been considered to be permanently reinvested. Our tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

        Significant Changes

        Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our Company other than as described in the notes to such financial statements (and as described immediately below)..

        See “Item 6. Directors, Senior Management and Employees – Repurchase of Our Shares” for additional details regarding the Company’s ongoing repurchase of shares.

        In February 2009, our German subsidiary, Cimatron GmbH, hired the former key employees of Gibbs’ German reseller. As part of the agreements entered into, Cimatron GmbH also undertook to rent the office space that Gibbs’ German reseller had been utilizing for a period of five years commencing in February 2009.

Item 9.	The Offer and Listing.

Offer and listing details

        Our Ordinary Shares were quoted on the Nasdaq Global Market System (formerly the Nasdaq National Market) from March 1996 until April 17, 2001, from which time our Ordinary Shares have been quoted on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market). Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT. The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside the United States. The table below sets forth the high and low bid prices of the Ordinary Shares, as reported by NASDAQ during the indicated fiscal periods:

Period	High (U.S. $)	Low (U.S. $)

Six most recent months:
May 2009	1.18	0.80
April 2009	0.91	0.76
March 2009	0.98	0.72
February 2009	1.08	0.83
January 2009	1.33	0.81
December 2008	1.04	0.71

Two most recent full financial years and
subsequent periods:
First Quarter 2009	1.33	0.56
Fourth Quarter 2008	1.64	0.65
Third Quarter 2008	2.35	1.50
Second Quarter 2008	3.06	1.58
First Quarter 2008	3.98	2.53
Forth Quarter 2007	3.06	2.13
Third Quarter 2007	2.50	1.83
Second Quarter 2007	4.58	2.00
First Quarter 2007	3.30	1.34

Five most recent years:
2008	3.98	0.65
2007	4.58	1.34
2006	1.73	1.00
2005	2.14	1.05
2004	2.95	1.25

Markets

        Our shares are traded only on the Nasdaq Capital Market, where they are listed and traded under the symbol “CIMT”.

Item 10.	Additional Information.

Memorandum and Articles of Association

Register

        Cimatron’s registration number at the Israeli registrar of companies is 52-004267-2.

Articles of Association; Israeli Companies Law

        In December 2006, our shareholders adopted amended and restated articles of association (the “Articles”) which replaced in their entirety our previous articles of association, which were approved prior to the adoption of the Companies Law and were not always consistent with the provisions of the Companies Law. Our objective as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

        We currently have only one class of securities outstanding, our Ordinary Shares, par value NIS 0.10 per share. No preferred shares are currently authorized.

        Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution approved at a General Meeting by a majority of the shares present and voting thereon (excluding abstained votes). Our shareholders’ rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

        Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by our Board of Directors, upon at least 21 days prior notice to our shareholders. No business may be commenced in any annual meeting until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by our Board of Directors. Resolutions regarding the following matters must be passed at a general meeting of shareholders:

—	amendments to our Articles;

—	appointment or termination of our auditors;

—	appointment and dismissal of directors;

—	approval of acts and transactions requiring general meeting approval under the Companies Law;

—	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

—	any merger as provided in Section 320 of the Companies Law;

—	the exercise of our Board of Directors’ powers by a general meeting, if the Board of Directors is unable to exercise its powers and the exercise of any of such powers is vital for our proper management, as provided in Section 52(a) of the Companies Law.

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

        Our Articles provide that our Board of Directors may from time to time, at its discretion, borrow or secure the payment of any sum of money for the objectives of the Company. Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

        According to our Articles, our Board of Directors may delegate any authority it has to a committee comprised of members of the Board. Any committee to whom the Board’s powers are delegated must abide by the regulations enacted by the Board in respect of such delegated powers. In the absence of any such regulations, the committee must abide by our Articles. Our Board has currently appointed one committee, which is our Audit Committee, as described above in Item 6.

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

        According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company. In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company. The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

        The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting and who are voting thereon, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

        In addition, a private placement of securities that (i) includes the issuance of twenty percent or more of the company’s outstanding voting rights (prior to such issuance) in which the consideration, in whole or in part, is not in cash or registered securities or is not at market value, and as a result of which a person holding five percent of more of the company’s share capital or voting rights will increase or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, or (ii) will cause any person to become, as a result of the issuance, a controlling shareholder of the company (as defined above), requires approval by the board of directors and the shareholders of the company. The regulations under the Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

        Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, in connection with voting in the general meeting of shareholders on the following matters:

—	any amendment to the articles of association;

—	an increase of the company's authorized share capital;

—	a merger; or

—	approval of interested party transactions that require shareholder approval.

        In addition, any controlling shareholder, any shareholder who knows that it possesses the power to determine the outcome of a shareholder vote and any shareholder who has the power to appoint or prevent the appointment of an office holder of the company is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness.

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

        If, following any acquisition of shares, the purchaser would hold 90% or more of the shares of the company, that acquisition must be made by means of a tender offer for all of the target company’s shares. An acquirer who wishes to eliminate all minority shareholders must do so by means of a tender offer and acquire 95% of all shares not held by or for the benefit of the acquirer prior to the acquisition. However, in the event that the tender offer to acquire that 95% is not successful, the acquirer may not acquire tendered shares if by doing so the acquirer would own more than 90% of the shares of the target company.

Material Contracts

        Other than the registration rights agreements, the service agreement and lease agreement described in “Item 6 – Major Shareholders and Related Party Transactions – Related Party Transactions,” our current lease agreement described below, and the Microsystems investment contracts and the merger agreement between our subsidiary and Gibbs, both of which are described in “Item 4. Information on the Company- History and development of the Company”, all of the contracts that we have entered into over the past two years have been in the ordinary course of our business.

        We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Since January 10, 2006, we have occupied approximately 1,750 square meters at this facility. The initial term of the lease was three years, expiring in June 30, 2006, following which we exercised our option to extend the lease for an additional three years. We have recently further extended the lease for an additional five year period, through June 30, 2014, and reduced our occupied space to approximately 1,491 square meters.

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

        The ownership or voting of our Ordinary Shares by non-residents of Israel, except with respect to citizens of countries which are in a state of war with Israel, is not restricted in any way by our Memorandum of Association or Articles or by the laws of the State of Israel.

Taxation

        The following discussion sets forth the material United States and Israeli tax consequences of the ownership of Ordinary Shares by a holder that holds our Ordinary Shares as capital assets.

        The following discussion does not address the tax consequences to holders of Ordinary Shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold Ordinary Shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar. This discussion also does not apply to holders who acquired their Ordinary Shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan. This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the “U.S.-Israel Tax Treaty”), all of which are subject to change or change in interpretation, possibly with retroactive effect.

        For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is:

        a citizen or resident of the United States;

        a corporation or other entity taxable as a corporation organized under the laws of the United states or any political subdivision of the United States;

        an estate the income of which is subject to United States federal income taxation without regard to its source; or

        a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust.

        This discussion does not address any aspects of United States taxation other than federal income taxation. Holders are urged to consult their tax advisors regarding the United States estate, state and local and the Israeli and other tax consequences of owning and disposing of Ordinary Shares.

        United States Federal Income Taxation of Owning and Selling Ordinary Shares.

        Dividends and Distributions

        U.S. Holders

        Subject to the passive foreign investment company rules discussed below, U.S. Holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. Holder. Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” which is a type of income that is treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations. The amount of the dividend distribution included in income of a U.S. Holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Ordinary Shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

        Subject to certain limitations, the Israeli tax withheld in accordance with the U.S.-Israel Tax Treaty and paid over to Israel will be creditable against the U.S. Holder’s United States federal income tax liability. To the extent a refund of the tax withheld is available to a U.S. Holder under the laws of Israel or under the U.S.-Israel Tax Treaty, the amount of tax withheld that is refundable will not be eligible for credit against the U.S. Holder’s United States federal income tax liability, whether or not the refund is actually obtained.

        For certain non-corporate U.S. Holders, subject to the discussion below under “Passive Foreign Investment Company Rules” (the “PFIC discussion”), for taxable years before January 1, 2011, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a “qualified foreign corporation” (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the “ex-dividend date” (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend). Generally, we may be considered a “qualified foreign corporation” (a “QFC”) if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service (the “IRS”) determines is satisfactory. However, even we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year. See the discussion below as to PFIC status.

        Sale or Exchange of Ordinary Shares

        U.S. Holders

        Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in the Ordinary Shares. Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15% if the Ordinary Shares were held for more than one year. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

        Non-U.S. Holders

        A non-U.S. Holder will not be subject to United States federal income tax on gain recognized on the sale or other disposition of Ordinary Shares unless (i) the gain is “effectively connected” with the non-U.S. Holder’s conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment maintained in the United States (if that is required by an applicable income tax treaty as a condition for subjecting that non-U.S. Holder to United States taxation on a net income basis), or (ii) the non-U.S. Holder is an individual and present in the United States for at least 183 days in the taxable year of the sale and certain other conditions are met. In such cases, a non-U.S. Holder will be taxed in the same manner as a U.S. Holder. A corporate non-U.S. Holder may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate, or at a lower rate if eligible for the benefits of an income tax treaty that provides for a lower rate, on “effectively connected” gains recognized.

        Passive Foreign Investment Company Rules

        We believe that our Ordinary Shares should not be treated as stock of a passive foreign investment company (a “PFIC”) for United States federal income tax purposes, but such a conclusion is a factual determination made annually and may be subject to change. A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences.

        Generally, a non-United States corporation is deemed to be a PFIC if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income (generally referred to as the “income test”) or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce, or are held for the production of, passive income in the taxable year (generally referred to as the “asset test”).

        Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2008, and we do not believe that we will be deemed a PFIC for the tax year ending December 31, 2009. However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of the PFIC rules. In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC. For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test. Fluctuation in the market price of our shares may also impact the application of such test.

        While we will attempt to manage our business so as to avoid PFIC status, to the extent consistent with our other business goals, we cannot predict whether our business plans will allow us to avoid PFIC status in the future or whether our business plans will change in a manner that affects our PFIC determination.

Taxation of U.S. Holders of PFIC Shares Generally

        If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares and such holder failed to make certain elections, then the following would apply to the U.S. Holder:

—	gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving excess distributions on, our Ordinary Shares would be taxable as ordinary income (“excess distributions” are the portion of any distributions received in a taxable year in excess of 125% of the average annual distributions received in the three preceding taxable years, or, if shorter, during the U.S. Holder’s holding period for our Ordinary Shares);

—	the U.S. Holder would be required to allocate such excess distribution income and/or disposition gain ratably over such holder’s entire holding period for our Ordinary Shares;

—	the amount allocated to each year other than the year of the distribution payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, in effect for such other year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax liability for each such other year;

—	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, our Ordinary Shares; and

—	any U.S. Holder who acquired our Ordinary Shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to the fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent’s basis, if lower.

        U.S. HOLDERS OF OUR ORDINARY SHARES (AND/OR OPTIONS TO ACQUIRE OUR ORDINARY SHARES) SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE POSSIBILITY, AND ADVISABILITY OF, AND THE PROCEDURE AND TIMING FOR MAKING CERTAIN ELECTIONS THAT MIGHT HELP THEM TO AVOID CERTAIN OF THE ADVERSE CONSEQUENCES THAT WOULD RESULT IF WE WERE TO BE DEEMED A PFIC.

        Information Reporting and Backup Withholding

        U.S. information reporting requirements and backup withholding tax generally will apply to payments to some U.S non-corporate holders of Ordinary Shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, Ordinary Shares by a payor within the United States to a holder of Ordinary Shares other than an “exempt recipient,” including a corporation and any payee that is not a U.S. Holder that provides an appropriate certification.

        A payor within the United States will be required to withhold at the fourth lowest rate of tax applicable to single individual taxpayers (currently 28%) on any payments of dividends on, or proceeds from the sale of, Ordinary Shares within the United States to a holder, other than an “exempt recipient,” if the holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, backup withholding tax requirements.

Israeli Taxation

        The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on our subsidiaries and us.  The following also contains a discussion of specific Israeli tax consequences to our shareholders and government programs from which we, and some of our subsidiaries, benefit.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

        The discussion is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

General Corporate Tax Structure

        Generally, as of January 1, 2009, Israeli companies are subject to corporate tax at a rate of 26% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003 (other than capital gains from the sale of listed securities, which are subject to tax at the current rate of 27%). The effective tax rate payable by a company that derives income from an Approved Enterprise (as discussed below), however, may be considerably less. Corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year and 26% for the 2009 tax year, will further decline to 25% for the 2010 tax year and thereafter. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%. Under the Income Tax Law (Adjustment for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS adjusted for the increase in the Israeli Consumer Price Index. The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements. See Note 13D to our consolidated financial statements included herein.

Law for the Encouragement of Capital Investments, 1959

        The Law for the Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an Approved Enterprise. An application to the Investment Center of the Ministry of Industry and Trade (the “Investment Center”), must be submitted to obtain Approved Enterprise status. Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

        The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest. In February 2007 we received a letter from the Investment Center stating that our Approved Enterprise from April 2001 is about to be terminated if we do not submit a final performance report. We have decided not to pursue the completion of this investment plan, as we have not had any tax benefits from it, and we intend to apply for tax benefits pursuant to the amended law as described below, if and when relevant.

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

Law for the Encouragement of Industrial Research and Development, 1984

        Under the Law for the Encouragement of Industrial Research and Development, 1984 (the “Research Law”), research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist (the “OCS”), will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, up to a dollar-linked amount equal to 100% to 150% of such grants. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

        For information regarding restrictions upon, and conditions to, (a) the manufacture outside of Israel of products using technology developed using OCS funding and (b) the transfer of such technology to a non-Israeli entity whether through the direct transfer of the technology or through a transaction involving the company that received such funding, see “Item 5 – Operating and Financial Review and Prospects – Research and development, patents and licenses, etc.”

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

Law for the Encouragement of Industry (Taxes), 1969

        The following preferred corporate tax benefits, among others, are available to “Industrial Companies” (which we believe we qualify as, as described below) under the Law for the Encouragement of Industry (Taxes), 1969 (the “Industry Encouragement Law”):

☐	Deduction of purchases of know-how and patents over eight years for tax purposes.

☐	Deduction, for tax purposes, of expenses incurred in connection with certain public securities issuances over a three-year period in equal amounts.

☐	Accelerated depreciation rates on both equipment and buildings.

☐	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies and an industrial holding company.

Eligibility for Benefits Under Industry Encouragement Law

        Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. Under the law, an Industrial Company is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, capital gains, interest and dividends, is derived from an industrial enterprise owned by it. An industrial enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

        We believe that we currently qualify as an Industrial Company within the definition under the Industry Encouragement Law. No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

        Israeli law imposes a capital gains tax on the sale of capital assets by both residents and non-residents of Israel. The law distinguishes between the “Real Gain” and the “Inflationary Amount.” The Real Gain is the excess of the total capital gain over the Inflationary Amount, computed on the basis of the increase in the Israeli Consumer Price Index between the date of purchase and the date of sale. The Inflationary Amount accumulated prior to December 31, 1993 is taxed at a rate of 10% for residents of Israel (reduced to no tax for non-residents if calculated according to the exchange rate of the dollar instead of the Israeli Consumer Price Index (CPI)), while the Inflationary Amount accumulated following December 31, 1993 is exempt from any capital gains tax. Until the end of the year 2002, capital gains from the sale of our Ordinary Shares were generally exempt from Israeli capital gains tax. This exemption did not apply to a shareholder whose taxable income is determined pursuant to the Israeli Income Tax Law (Inflationary Adjustments), 1985, or to a person whose gains from selling or otherwise disposing of our securities are deemed to be business income.

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

U.S.-Israel Tax Treaty

        Pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident”) will generally not be subject to Israeli capital gains tax unless (a) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (b) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of a company during any part of the 12-month period preceding such sale, exchange or disposition. A sale, exchange or disposition of shares by a Treaty U.S. Resident who either is an individual and was present in Israel for more than 183 days during the relevant taxable year or who holds, directly or indirectly, shares representing 10% or more of the voting power of a company at any time during such preceding 12-month period would be subject to such Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.

Israeli Taxation of Non-Residents

        Non-residents of Israel, including corporations, will generally be exempt from any Israeli capital gains tax from the sale of shares so long as (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market and (iii) the shares were purchased after being listed on the designated stock market. These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, pursuant to the U.S.-Israel Tax Treaty, the sale, exchange or disposition of Ordinary Shares by a person who qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty, which we refer to as a Treaty United States Resident, generally will not be subject to the Israeli capital gains tax unless such Treaty United States Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the twelve-month period preceding such sale, exchange or disposition, subject to certain conditions. Under the U.S.-Israel Tax Treaty, such Treaty United States Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to state or local taxes in the U.S.

        Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. These sources of income include passive income, including dividends, royalties and interest, as well as non-passive income from services rendered in Israel. On distribution of dividends other than bonus shares or share dividends, income tax is withheld at the rate of 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder, 25% for dividends paid to a substantial shareholder and 15% for dividends generated by an Approved Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence. Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a U.S. resident will be 25%. The maximum tax rate on dividends not generated by an Approved Enterprise paid to a U.S. corporation holding at least 10% of our voting power is 12.5%.

        A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Documents on Display

        We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below. Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K. As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting and other provisions in Section 16 of the Exchange Act.

        This annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located a Room 1024, 450 Fifth Street, NW, Washington, D.C. 20549, and the Commission’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the annual report or other filings may be obtained from these offices after payment of fees required by the Commission. Please call the Commission at 1-800-SEC-0330 for further information. The Exchange Act file number for our SEC filing is 1-8201.

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

Item 11.	Quantitative and Qualitative Disclosures About Market Risks.

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

        As of December 31, 2008 we had currency exchange forward transactions to sell 1.8 million Euro for a total amount of $2.6 million until December 31, 2009, and had currency exchange forward transactions to sell $8.1 million for a total amount of NIS 31.4 until December 31, 2009. As of May 31, 2009, we had currency exchange forward transactions to sell 2.8 million Euro for a total amount of $3.92 million until December 2009, and had currency exchange forward transactions to sell $6.6 million for a total amount of NIS26.1 million until June, 2010.

Interest Rate Risks

        Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio. As of December 31, 2008, we had financial assets totaling approximately $5.7 million, comprised of cash and bank deposits, all of which may be considered fixed rate financial assets. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings would be negligible, holding other variables constant.

        In addition, under the two credit lines that we obtained prior to the closing of our merger with Gibbs, the annual interest rates on outstanding principal amounts may vary from Libor + 0.9% to Libor +1.2%. As of May 31, 2009, there were no outstanding amounts drawn thereunder.

Currency Exchange Rate Risks

        Our operating and pricing strategies take into account changes in exchange rates over time. However, there can be no assurance that future fluctuations in the value of foreign currencies will not have a material adverse effect on our business, operating results or financial condition. Since the beginning of 2000, we have been using financial instruments to hedge the following foreign currency exposure risks:

        Our Subsidiaries – We operate internationally and our subsidiaries in Germany and Italy conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $1,547,000 excluding the effect of our hedging transactions.

        Our Providers – Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro. Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these providers of approximately $202,000 excluding the effect of our hedging transactions.

        Expenses in New Israeli Shekels

        The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 3.8%, 3.4% and (0.1)% in 2008, 2007 and 2006, respectively. The devaluation (appreciation) of the NIS against the U.S. dollar was (1.1)%, (9.0)% and (8.2)% in 2008, 2007 and 2006, respectively. Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $0.9 million excluding the effect of our hedging transactions.

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

Item 12.	Descriptions of Securities Other than Equity Securities.

Not Applicable

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15T.	Controls and Procedures.

        (a) Disclosure Controls and Procedures – our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2008.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2008.

        (b) Management’s Annual Report on Internal Control Over Financial Reporting –  Our management is responsible for establishing and maintaining adequate internal control over our financial reporting, as such term is defined in Rule 15(f) under the Exchange Act. Our internal control over financial reporting system was designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

        Our management assessed our internal control over financial reporting as of December 31, 2008. Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2008, our internal control over financial reporting is effective.

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

        (c) Changes in Internal Control Over Financial Reporting – There has been no change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during 2008, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

        Our Board of Directors has determined that Rami Entin qualifies to serve as our audit committee financial expert as well as our external director with “financial expertise” under the Companies Law.

Item 16B.	Code of Ethics.

        We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer, Controller and persons performing similar functions, and which complies with the rules promulgated by the SEC. We will provide to any person, without charge, upon request, a copy of the code of ethics and respond to any questions concerning the code. Requests to receive a copy of the code of ethics should be sent to us at our corporate headquarters located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel, Attention: Chief Financial Officer. In addition, we have adopted a code of business conduct that applies to all of our directors, officers and employees, and which complies with the rules of the Nasdaq Capital Market.

        The Chairman of our Audit Committee may approve a request by our Chief Executive Officer, Chief Financial Officer, Principal Accounting Officer, Controller or any person performing similar functions for a waiver from the requirements of our code of ethics pertaining to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationship; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we must file with, or submit to, the SEC and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violation of the code of ethics to the Chairman of our Audit Committee; and (v) accountability for adherence to the code of ethics; provided in each case that the person requesting such waiver provides to our Audit Committee a full disclosure of the particular circumstances relating to such request. The Chairman of our Audit Committee will first determine whether a waiver of the relevant requirements of the code of ethics is required and, if such waiver is required, whether a waiver will be granted. The person requesting such waiver may be required to agree to certain conditions before a waiver or a continuing waiver is granted.

        Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to the persons subject thereto have to be publicly disclosed by us as, and to the extent, required by any applicable law, rule and regulations.

Item 16C.	Principal Accountant Fees and Services.

        Audit Fees

        The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2007 and 2008 were $66,000 and $74,000, respectively.

        Audit-Related Fees

        We incurred no fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2007 and 2008 (aside from the fees included under “Audit Fees” above).

        Tax Fees

        The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2007 and 2008 were $0 and $4,000, respectively

        All Other Fees

        In 2007 and 2008, the aggregate fees billed for additional professional services rendered to us by our principal accountants, other than for services described in the above categories, were $13,000 and $10,000, respectively.

        Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

        The Audit Committee of our Board of Directors is responsible for the oversight of our independent accountants’ work. The Audit Committee’s policy is to pre-approve all audit and non-audit services provided by our independent accountants, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu. These services may include audit services, audit-related services, tax services and other services, as described above. Our Audit Committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the Audit Committee on an individual basis. Once services have been pre-approved, our independent accountants and management then report to the Audit Committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2007 and 2008 were pre-approved by the Audit Committee in accordance with these procedures.

        In December 2008, our shareholders approved the engagement of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2008 and until the next annual shareholder meeting. Such approval followed the pre-approval by our Board of Directors and Audit Committee of such engagement (in the case of the Audit Committee, as described above).

Item 16D.	Exemptions from the Listing Standards for Audit Committees. –

        Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Equity Securities(1)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs

January 2008	0	0	0	-
February 2008	0	0	0	-
March 2008	0	0	0	-
April 2008	0	0	0	-
May 2008	0	0	0	-
June 2008	31,722	2.21	31,722	929,888
July 2008	31,600	1.73	31,600	875,212
August 2008	12,700	1.99	12,700	849,933
September 2008	2,000	1.57	2,000	846,793
October 2008	34,900	1.16	34,900	806,445
November 2008	21,400	0.98	21,400	785,372
December 2008	13,400	0.83	13,400	774,193
January 2009	20,200	1.04	20,200	753,223
February 2009	9,934	0.97	9,934	743,574
March 2009	4,900	0.81	4,900	739,588
April 2009	18,500	0.84	18,500	724,141
May 2009	19,600	0.90	19,600	706,462

(1)	On June 4, 2008 we announced that our Board of Directors had approved the use of up to $1 million of our available cash to repurchase our Ordinary Shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of the SEC. For a portion of the authorized repurchase amount, we may enter into a plan that is compliant with Rule 10b5-1 of the Exchange Act that is designed to facilitate such purchases. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.

Item 16F.	Change in Registrant’s Certifying Accountant.

        Not applicable.

Item 16G.	Corporate Governance.

        Nasdaq Listing Requirements

        Nasdaq rules enable foreign private issuers, such as us, to comply with the prevalent practice in our jurisdiction of incorporation in place of certain Nasdaq listing requirements.  To the extent that we choose to do so, we are required to disclose in our annual reports filed with the SEC each Nasdaq listing requirement that we do not follow and describe the home country practice that we follow in lieu of such requirement.

        We have chosen not to comply with Nasdaq Marketplace Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process), 5605(b)(1) (requiring a majority of the board of directors to be comprised of independent directors) and 5605(b)(2) (requiring regularly scheduled meetings of a listed company’s independent directors). Under Israeli law, the board nominations process is conducted by the full board of directors. Similarly, under Israeli law, all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors. Furthermore, under Israeli law, the board of directors needs to include external directors (as described in “Item 6- Directors, Senior Management and Employees- Board of Directors- External Directors”) but independent or external directors do not need to comprise a majority of the board. In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the Nasdaq listing requirement for shareholder approval for the establishment of, and amendments to, stock option or purchase plans (Nasdaq Marketplace Rule 5635(c)), which matter is not subject to shareholder approval under Israeli law and practice.

        We have also chosen to follow our home country practice in lieu of compliance with Nasdaq Marketplace Rule 5605(d), which requires that the compensation of the chief executive officer and all other executive officers of our company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee. If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, board of directors and shareholders of a company and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

        As a foreign private issuer we are also entitled to follow our home country practice in lieu of compliance with the Nasdaq rule that requires disclosure of the compensation of our directors and members of our administrative, supervisory or management bodies. Since under the Companies Law such disclosure is not required on an individual basis, the compensation of our executive officers is provided on an aggregate basis.

PART III

Item 17.	Financial Statements

        Not Applicable

Item 18.	Financial Statements

        See pages F-1 through F-25 appended hereto.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of Cimatron Ltd.*

4.1	Services Agreement by and between Cimatron Ltd and DBSI Investments Ltd. ("DBSI"), as assigned to DBSI by Zeevi Computers and Technology Ltd.**

4.2.1	Letter of Agreement, dated May 24, 2005, by and among Microsystem Srl, Cimatron Ltd., and all other shareholders of Microsystem Srl, including the related First Call Option Agreement, Second Call Option Agreement, Put Option Agreement, and Shareholders Agreement, all dated July 1, 2005 by and among Microsystem Srl, Cimatron Ltd. and all other shareholders of Microsystem Srl.***

4.2.2	Second Call Option Exercise Notice, dated July 7, 2008, by and among Cimatron Ltd. and all other shareholders of Microsystem Srl.

4.2.3	Registration Rights Agreement, dated June 3, 2007, by and among Cimatron Ltd., 3Kotek 2 B.V. (as successor in interest to Koonras Technologies Ltd.) and DBSI Investments Ltd.****

4.2.4	Registration Rights Agreement, dated December 31, 2007, by and between Cimatron Ltd. and William F. Gibbs.*****

4.2.5	Merger Agreement and Plan of Reorganization, dated as of December 31, 2007, by and among Cimatron Ltd., Cimatron Technologies, Inc., Nortamic LLC (name later changed to Cimatron Gibbs LLC), Gibbs System, Inc., and William F. Gibbs.******

4.2.6	Employment Agreement, dated as of January 2, 2008, by and between William F. Gibbs and Cimatron Gibbs LLC (formerly known as Nortamic LLC).*******

8.1	List of Cimatron Ltd. Subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13	Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350.

15.1	Consent of Independent Public Accountants.

*	Incorporated by reference to Exhibit A to our Proxy Statement for our 2006 Annual General Meeting of Shareholders, included in our Current Report on Form 6-K, filed with the SEC on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the SEC on February 16, 1996.

***	Incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, filed with the SEC on June 29, 2006 (File No. 0-27974).

****	Incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007 (File No. 0-27974).

*****	Incorporated by reference to Exhibit 4.2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

******	Incorporated by reference to Exhibit 4.2.4 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

*******	Incorporated by reference to Exhibit 4.2.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

SIGNATURES

        The registrant certifies that it meets all the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIMATRON LTD. By: /s/ Dan Haran —————————————— Dan Haran President and Chief Executive Officer

Date: June 29, 2009

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor Zohar
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd (the “Company”) and its subsidiaries as of December 31, 2008 and 2007 and the related statements of operations, shareholders’ equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiary, whose assets constitute approximately 7% of total consolidated assets at December 31, 2008, and whose revenues constitute approximately 24% of consolidated total revenues for the year ended December 31, 2008. Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for the abovementioned subsidiary, is based solely on the report of this other auditor.

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

In our opinion, based on our audits and report of the other auditor, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2008 and 2007 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
June 28, 2009

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	December 31,
	2 0 0 8	2 0 0 7

ASSETS

Current assets
Cash and cash equivalents	$5,727	$9,026
Trade accounts receivable, net of allowance for doubtful accounts of $1,319 and
$1,397 as of December 31, 2008 and 2007 respectively (Note 5)	7,108	7,308
Other accounts receivable and prepaid expenses (Note 6)	2,515	1,258
Inventory	182	209

Total current assets	15,532	17,801

Long-term investments (Note 4)	-	1,158

Deposits with insurance companies and severance pay funds (Note 10)	2,719	2,703

Property and equipment (Note 7)
Cost	9,454	8,375
Less - accumulated depreciation	8,142	7,038

Property and equipment, net	1,312	1,337

Other assets
Software development costs, net (Note 8)	79	112
Goodwill, net	8,910	3,343
Other Intangible Assets	5,318	873

Total other assets	14,307	4,328

Total assets	33,870	27,327

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

	December 31,
	2 0 0 8	2 0 0 7

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Short-term bank credit	155	791
Related parties	131	124
Trade payables	1,865	2,258
Other liabilities and accrued expenses (Note 9)	7,217	7,765
Deferred revenues	2,348	742

Total current liabilities	11,716	11,680

Long-term liabilities
Accrued severance pay (Note 10)	3,933	3,929
Long term loan	293	403
Deferred tax liability	1,729	282

	5,955	4,614

Minority interests	(4)	63

Contingent liabilities and commitments (Note 11)

Shareholders' equity
Share capital (Note 12):
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 9,560,698 shares at December 31, 2008 and 8,053,782 at
December 31, 2007)	304	265
Additional paid-in capital and other capital surplus	18,131	13,754
Accumulated other comprehensive loss:
Foreign currency translation adjustments	(249)	(170)
Unrealized loss on available for-sale securities	-	(88)
Unrealized gain on derivative instruments	314	-
Accumulated deficit	(1,908)	(2,632)

	16,592	11,129
Treasury stock, at cost; 313,822 and 166,100 shares at December 31, 2008 and 2007
respectively	(389)	(159)

Total shareholders' equity	16,203	10,970

Total liabilities and shareholders' equity	33,870	27,327

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Revenues (Note 15a):
Products	$20,066	$14,331	$9,642
Services	20,909	14,309	11,817

Total	40,975	28,640	21,459

Cost of revenues (Note 15b):
Products	5,725	3,867	2,154
Services	2,044	1,573	1,469

Total	7,769	5,440	3,623

Gross profit	33,206	23,200	17,836

Research and development expenses, net	6,930	4,281	4,426
Selling, general and administrative expenses (Note 15c)	25,750	17,243	13,362

Operating income	526	1,676	48

Financial income (expenses), net	(80)	353	574
Other expenses	-	(3)	(5)

Income before income taxes	446	2,026	617

Income taxes (Note 13)	237	-	(27)

Income after income taxes	683	2,026	590

Company's equity in results of affiliated company	-	(52)	(105)

Minority interest in results of subsidiary	41	(51)	29

Net Income	$724	$1,923	$514

Net Income per share (basic and diluted)	$0.08	$0.24	$0.07

Weighted average number of shares outstanding
Basic earnings per share	9,341	7,866	7,835

Diluted earnings per share	9,360	7,910	7,835

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Share capital	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury stock	Comprehensive income (loss)	Total shareholders' equity

Total comprehensive loss						$(4,866)
Balance at January 1, 2006	264	13,417	(838)	(4,702)	(159)		7,982

Changes during the year ended December 31, 2006:
Net loss				514		514	514
Unrealized gain on available-for-sale securities			(7)			(7)	(7)
Unrealized loss on derivative instruments			289			289	289
Foreign currency translation adjustment			(37)			(37)	(37)
Stock option compensation		104				104	104

Total comprehensive income						$863

Balance at December 31, 2006	264	13,521	(593)	(4,188)	(159)		8,845

Changes during the year ended December 31, 2007:
Net Income				1,923		1,923	1,923
Adjustment for the cumulative effect of prior years Adoption
of Interpretation 48				(367)			(367)
Unrealized loss on available-for-sale securities			121			121	121
Unrealized gain on derivative instruments			(131)			(131)	(131)
Foreign currency translation adjustment			345			345	345
Exercise of stock options	1	113					114
Stock option compensation		120					120

Total comprehensive income						2,258

Balance at December 31, 2007	265	13,754	(258)	(2,632)	(159)		10,970

Changes during the year ended December 31, 2008:
Net Income				724		724	724
Issuance of shares	39	4,248					4,287
Investment in treasury stock					(230)		(230)
Unrealized loss on available-for-sale securities			88			88	88
Unrealized gain on derivative instruments			314			314	314
Foreign currency translation adjustment			(79)			(79)	(79)
Exercise of stock options		14					14
Stock option compensation		115					115

Total comprehensive income						1,047

Balance at December 31, 2008	304	18,131	65	(1,908)	(389)		16,203

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

CASH FLOWS - OPERATING ACTIVITIES

Net Income	$724	$1,923	$514

Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	1,584	891	521
Increase (decrease) in accrued severance pay	4	(210)	464
Gain from sale of property and equipment, net	(3)	-	-
stock options compensation	115	120	104
Loss from sale and devaluation (revaluation) of bonds and funds	-	-	22
Company's equity in results of affiliated company	-	51	116
Minority interest in results of subsidiary	(67)	69	(28)
Deferred taxes, net	(359)	(125)	-

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	2,475	20	(266)
Decrease in inventory	26	18	6
Decrease (increase) in deposits with insurance companies
and severance pay fund	(16)	89	(434)
Increase in debts to related parties	7	15	(195)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(1,720)	532	434

Net cash provided by operating activities	2,770	3,393	1,258

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from sale and redemption of bonds	1,245	250	2,160
Purchase of property and equipment	(438)	(555)	(444)
Proceeds from sale of property and equipment	2	-	7
Additional payment for acquisition of subsidiary	(1,268)	-	-
Acquisition of subsidiary, net of cash acquired (Appendix A)	(4,761)	301	(127)

Net cash provided by (used in) investing activities	(5,220)	(4)	1,596

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(637)	204	(1)
Long-term bank credit	4	(9)	-
Proceeds from issuance of shares upon exercise of options	14	114	-
Investment in treasury stock	(230)	-	-

Net cash used in financing activities	(849)	309	(1)

Effect of exchange rate changes on cash	-	(269)	36
Net increase (decrease) in cash and cash equivalents	(3,299)	3,698	2,853
Cash and cash equivalents at beginning of year	9,026	5,597	2,708

Cash and cash equivalents at end of year	5,727	$9,026	$5,597

Supplemental information:
Cash paid during the year for income taxes	$32	$47	$100

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Appendix A - Acquisition of subsidiary, net of cash acquired

Working capital - excluding cash	(879)	(2,938)	59
Goodwill	4,035	2,598	41
Other intangible assets	5,432	968	-
Property and equipment	158	444	27
Tax asset	302	-	-
Investment	-	(771)	-

	9,048	301	127

Issuance of shares	(4,287)	-	-

	$(4,761)	$301	$127

Appendix B - Non-cash transactions

Purchase of property on credit	$5	$28	$60

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1	–	GENERAL

Cimatron Ltd. (the “Compamy”) designs, develops, manufactures, markets and supports a family of CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron’s subsidiaries and distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES

The financial statements are prepared in conformity with U.S. generally accepted accounting principles ("GAAP").

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

The reporting currency of the Company is the U.S. dollar (the “dollar”).

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

As of December 31, 2007 all marketable debt securities were designated as available-for-sale and accordingly were stated at fair value, with the unrealized gains and losses reported in shareholders’ equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations.As of December 31, 2008 the Company had no investment in marketable debt securities.

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

Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

Computers and software	3 years
Office furniture and equipment	5- 16.5 years

Leasehold improvements are amortized over the shorter of the life of the respective lease or the service life of the improvements.

K.	Impairment of long-lived assets

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with SFAS No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”).

L.	Software development costs

The Company capitalizes software development costs in accordance with SFAS No. 86 “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed” (“SFAS No. 86”). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Based on the Company’s product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of the working models and the point at which the products are ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

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

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS No. 123(R)”). SFAS No. 123(R) requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award. Prior to January 1, 2006, the Company accounted for stock-based equity awards granted using the intrinsic value method prescribed by Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB No. 25”), and related interpretations, and provided the required pro forma disclosures prescribed by SFAS No. 123, “Accounting for Stock-Based Compensation”(“SFAS No. 123”), as amended.

Under the modified prospective method of adoption for SFAS No. 123(R), the compensation cost recognized by the Company beginning in 2006 includes (a) compensation cost for all equity incentive awards granted prior to, but not yet vested as of January 1, 2006, based on the grant-date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all stock-based compensation awards granted subsequent to January 1, 2006, based on the grant-date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company uses the straight-line attribution method to recognize stock-based compensation costs over the service period of an award.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

N.	Stock-based compensation (cont)

Stock-based compensation recognized in 2006 as a result of the adoption of SFAS No. 123(R), as well as pro forma disclosures according to the original provisions of SFAS No. 123 for periods prior to the adoption of SFAS No. 123(R), use the Black-Scholes option pricing model for estimating the fair value of options granted under the Company’s equity plans. The weighted average assumptions that were used in calculating such values during 2008, 2007, and 2006 were based on estimates at the date of grant as follows:

	2 0 0 8	2 0 0 7	2 0 0 6

Risk-free interest rate	2.25%	4.75%	5.41%
Expected life of options	3.25 year	3.19 year	3.25 year
Expected volatility	84%	93%	67%
Expected dividend yield	None	None	None

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition

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

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 – 120 days. The Company’s arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not substantially contain customer acceptance provisions.

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

On January 1, 2007, the Company adopted the provisions of FASB interpretation No 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of SFAS No. 109. As a result of this adoption, the Company recognized a charge of $367 to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007

R.	Net income (loss) per ordinary share

Basic and diluted net income (loss) per share have been computed in accordance with SFAS No. 128 “Earning per Share” using the weighted average number of ordinary shares outstanding. Basic income (loss) per share excludes any dilutive effect of options and warrants.

S.	Derivative financial instruments

The Company’s primary objective for holding derivative financial instruments is to manage mainly currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the “NIS”). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. It uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

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

The Company’s outstanding derivative instruments as of balance sheet dates are included in other receivables and other accrued liabilities.

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

The carrying amount of foreign currency forward contracts and foreign currency options outstanding at December 31, 2008 and 2007 is $314 and $2, respectively. As of the balance sheet dates, the fair value of these contracts approximates their carrying amount.

T.	Recently issued accounting pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“FAS 141R”). FAS 141R provides revised guidance on how acquirers recognize and measure the consideration, identifiable assets acquired, liabilities assumed, contingencies, non-controlling interests and goodwill acquired in a business combination, and expands disclosure requirements surrounding the nature and financial effects of business combinations. Key changes include: acquired in-process research and development will no longer be expensed on acquisition, but capitalized and assessed for impairment where relevant and amortized over its useful life; acquisition costs will be expensed as incurred; restructuring costs will generally be expensed in periods after the acquisition date; the consideration in shares is to be valued at closing date; and in the event that a deferred tax valuation allowance relating to a business acquisition, including from prior years, is subsequently reduced, the adjustment will be recognized in the statement of income. Early adoption is not permitted. As applicable to the Company, this statement will be effective, on a prospective basis, as of the year beginning January 1, 2009. The Company believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In April 2008 the FASB issued FASB Staff Position (FSP) SFAS 142-3, “Determination of the Useful Life of Intangible Assets.” FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. This new staff position is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	–	SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements (cont.)

value of the asset under SFAS 141(R). FSP SFAS 142-3 is effective for fiscal years beginning after December 15, 2008, which means that it will be effective for the Company starting January 1, 2009. The Company believes that the initial adoption of FSP SFAS 142-3 will not have a material impact on its consolidated financial statements. However, if the Company consummates business combinations after the adoption of FSP SFAS 142-3, this could significantly impact the consolidated financial statements as compared to prior acquisitions which were accounted for under existing GAAP requirements, due to the changes described above.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities,” (“SFAS No. 161”) as an amendment to SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS No. 161 requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. The fair value of derivative instruments and their gains and losses will need to be presented in tabular format in order to present a more complete picture of the effects of using derivative instruments. SFAS No. 161 is effective for financial statements issued for fiscal years beginning after November 15, 2008. The Company does not believe that the adoption of SFAS No. 161 will have a significant impact on its consolidated financial statements.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	–	ACQUISITIONS

In January 2008 the Company completed the merger of Gibbs System Inc., developer of GibbsCAM®, software for programming CNC machine tools, into Cimatron Gibbs LLC, a wholly owned subsidiary of the Company’s US-based subsidiary Cimatron Technologies, Inc. As consideration in the transaction, the Company paid cash in the amount of approximately $5 million, as well as 1,500,000 newly issued ordinary shares of Cimatron, which represented approximately 16% of its issued and outstanding share capital immediately following the consummation of the merger.

This merger was accounted for in accordance with SFAS No. 141 and SFAS No. 142, and the financial results of Gibbs have been included in the Company’s financial statements beginning on the merger date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to intangible assets and goodwill. The purchase price attributed to intangible assets is being amortized over its estimated useful life, which is 5-7 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	852
Property and equipment	158
Other tangible assets	3,093
Other tangible liabilities	(3,670)

Net tangible assets acquired	433

Intangible assets acquired(1)	5,432
Goodwill	4,035

Total purchase price	$9,990

(1) Intangible assets acquired are subject to amortization and include the following:

	Fair value	Estimated weighted-average useful life

Core technology	4,294	7.3
Brand name	1,138	5.4

	$5,432

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	–	ACQUISITIONS (cont.)

In June 2005, the Company completed the acquisition of 27.5% of the share capital of Microsystem Srl, a leading distributor of the Company’s CAD/CAM products in Italy, for a consideration of $694. The Company had an option (the “First Call Option”) to acquire up to additional 23.5% of Microsystem’s share capital until June 30, 2007, for an additional consideration of approximately $600. The Company exercised its option in June 2007. Upon exercise of the First Call Option the Company had a second option (hereinafter, the “Second Option”), at any time within a thirty day period (the “Second Exercise Period”) starting at the expiration of twelve months from the exercise of the First Call Option to acquire up to the remaining 49% of Microsystem’s share capital, for additional consideration of approximately $1,250. In addition, once the Company exercised the First Call Option, the then-remaining other shareholders of Microsystem had an option to sell to the Company at any time during the Second Exercise Period the remaining 49% of Microsystem’s share capital, for consideration of approximately $1,250. The Company exercised its Second Option in July 2008. In accordance with EITF 00-4, following the exercise of the First Call Option and the increase in Cimatron’s holding in Microsystem to 51%, the Company has consolidated 100% of the results of Microsystem starting with the third quarter of 2007.

This acquisition was accounted for in accordance with SFAS No. 141 and SFAS No. 142. The purchase price was allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired was attributed to intangible assets and goodwill. The purchase price attributed to intangible assets is being amortized over its estimated useful life, which is approximately 6 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	951
Property and equipment	430
Other tangible assets	3,940
Other tangible liabilities	(6,218)

Net tangible assets acquired	(897)

Intangible assets acquired(1)	764
Goodwill	1,983

Total purchase price	$1,850

(1) Intangible assets acquired are subject to amortization and include the following:

	Fair value	Estimated weighted-average useful life

Customer relationship	475	5
Distribution agreements	280	6
Backlog	9	0.5

	$764

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4	–	LONG-TERM INVESTMENTS

A.	Long-term investments

The Company’s long-term investments are comprised as follows

	December 31,
	2 0 0 8	2 0 0 7

Marketable securities - Corporate bonds (1)	$0	$1,158

(1)	Comprised of structured bonds, which are debt instruments whose cash flows are linked to the movement in interest rates. The structured notes were issued by financial institutions. The notes typically contain embedded option components such as caps, calls, and floors. Contractual cash flows for principal from such structured notes can vary in timing throughout the life of the structured notes. Interest income resulting from investment in structured notes is accounted for based on the guidance provided in EITF No. 96-12, “Recognition of Interest Income and Balance Sheet Classification of Structured Notes”. Under this guidance, the retrospective method is used for recognizing interest income.

B. As of December 31, 2007 all of the Company’s investments in marketable securities are classified in accordance with SFAS No. 115 as available-for-sale.

Unrealized loss on available-for-sale securities of $ 0 and $87 at December 31, 2008 and 2007, respectively, were recorded in other comprehensive loss.

Aggregate maturities of marketable securities are as follows:

December 31,
2 0 0 7

Seven years	$1,158

NOTE 5	–	TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 0 8	2 0 0 7

Accounts receivable	$8,427	$8,705
Less - allowance for doubtful accounts	(1,319)	(1,397)

	$7,108	$7,308

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6	–	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 0 8	2 0 0 7

Prepaid expenses	$342	$427
Deferred tax asset	1,087	107
Derivative instruments	314	2
Government institutions	491	341
Interest receivable	-	13
Other	281	368

	$2,515	$1,258

NOTE 7	–	PROPERTY AND EQUIPMENT

	December 31,
	2 0 0 8	2 0 0 7

Cost:
Computers and software	$6,259	$5,684
Office furniture and equipment	2,478	1,976
Vehicles	153	135
Leasehold improvements	564	580

	9,454	8,375

Accumulated depreciation:
Computers and software	5,358	4,822
Office furniture and equipment	2,154	1,629
Vehicles	78	47
Leasehold improvements	552	540

	8,142	7,038

Property and equipment, net	$1,312	$1,337

NOTE 8	–	SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2 0 0 8	2 0 0 7

Capitalized software development costs	$193	$193
Accumulated amortization	(114)	(81)

	$79	$112

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	–	ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2 0 0 8	2 0 0 7

Employees and related liabilities	$2,490	$2,267
Accrued expenses	1,484	2,505
Accrued royalties	2,571	2,108
Taxes to government institutions	287	884
Deferred tax liability	385	-
Others	-	1

	$7,217	$7,765

NOTE 10	–	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES ANDSEVERANCE PAY FUNDS)

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11	–	CONTINGENT LIABILITIES AND COMMITMENTS

A.	In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% of the grants payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company’s contingent liability to the Chief Scientist in respect of such grants as of December 31, 2008 is approximately $1,003, contingent upon the Company generating revenues from sales of products developed with funds provided by the Chief Scientist.

B.	Regarding commitments in respect of the Company’s approved enterprises, see Note 13.A.

C.	In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company’s incremental exports, up to a maximum of 100% of the grants received.

The Company’s contingent liability to the Fund as of December 31, 2008 is $558, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay royalties to third parties up to an amount of $1,280, until December 31, 2013.

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2008, 2007 and 2006, were approximately $1,097, $1,050, and $705, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2008. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $1,527 as of December 31, 2008.

Future minimum lease commitments under the Company’s operating leases as of December 31, 2008 are as follows:

Year ended December 31,

2009	886
2010	870
2011	846
2012	864
2013 and thereafter	588

$4,054

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company’s shares are traded in the United States and are listed on the Nasdaq Capital Market.

B.	Share Option Plans

In April 1998, the Company’s Board of Directors adopted a stock option plan (the “1998 Share Option Plan”) pursuant to which 620,000 of the Company’s Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administered by the Company’s Board, which designates the optionees and dates of grant thereunder. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the Board on the date that the option is granted. Options granted vest over a period determined by the Board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The Board has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of the grantee.

In March 2000, the Board adopted new guidelines for the options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan. Options granted thereunder were henceforth to be exercisable commencing two years after the date of grant at a rate of 50% on the second anniversary of the date of grant and 25% in each of the following two years, subject to the continued employment of each employee/grantee.

In August 2003 the Board approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company under the 1998 Share Option Plan.. These options became exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. 25,000 of such options were outstanding at December 31, 2008, at an exercise price of $2.50 per share. As of December 31, 2008, no other options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

In October 2004, the Company’s Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company’s employee, under such plan. 154,572 options from such grants were outstanding at December 31, 2008.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2008, 240,084 options from such grants were outstanding.

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, ,also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2008, an aggregate of 49,500 options from such grants were outstanding.Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company’s Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2008 options to purchase 579,916 of the Company’s Ordinary Shares were available under the 2004 Share Option Plan for grants to Directors, officers, employees and consultants of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

A summary of the status of the Company’s stock option plan (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2008, 2007 and 2006, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 0 8		2 0 07		2 0 0 6
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price

Outstanding at beginning
of year	443,072	$2.16	472,250	$2.16	375,750	$2.75
Granted	68,000	$2.75	79,000	$2.71	189,000	$1.82
Exercised	(6,916)	$1.97	(52,512)	$2.17	-	-
Cancelled	(35,000)	$2.55	(55,666)	$2.95	(92,500)	$2.69

Outstanding at year end	469,156	$2.22	443,072	$2.16	472,250	$2.16

Options exercisable at
year end	424,167	$2.08	305,417	$2.11	158,167	$2.53

Weighted average fair value
of options granted during
the year	$1.62		$1.72		$0.59

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options outstanding			Option exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2008	Weighted average exercise price

$1.75 - $2.78	469,156	7.31	2.22	424,167	2.08

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12	–	SHAREHOLDERS' EQUITY (cont.)

B.	Share Option Plans (cont.)

The following table summarizes information about stock options outstanding at December 31, 2007:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2007	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2007	Weighted average exercise price

$1.75 - $2.78	443,072	7.98	2.16	305,417	2.11

NOTE 13	–	INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959

Commencing in 1994, the Company's operations were granted "approved enterprise" status under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law").. Reduced tax rates applied to the Company's income from the approved enterprise (which was determined based upon the increase in the Company's revenue during the first year of its having the above-mentioned status as compared to the year before).

In April 2001 the Company was granted "approved enterprise" status with respect to additional operations (the Company's fourth approved enterprise), subject to the following terms:

—	Tax exemption for 2 years, commencing in the first year in which the Company generated taxable income from its approved enterprise.

—	For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

The period of tax benefits for the Company's approved enterprise was to expire in 2015 or earlier, depending on when and whether the Company was to generate taxable income from its approved enterprise operations.

Income derived from sources other than an "approved enterprise" is taxable at the ordinary corporate tax rate of 27% in 2008 ("regular Company Tax"). The regular Company Tax rate is to be gradually reduced to 25% by 2010 (27% in 2008, 26% in 2009 and 25% in 2010).

In the event of a distribution of cash dividends to shareholders of earnings subject to the approved enterprise exemption, the Company will be liable for tax at a rate of 25% on such earnings. The Company has not provided deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors have determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested. The tax-exempt earnings may be distributed to shareholders without subjecting the Company to taxes only upon a complete liquidation of the Company.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES (cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (cont.)

The tax benefits and grants described above are subject to fulfillment of the conditions stipulated in the Investment Law, the regulations promulgated thereunder and the criteria set forth in the Company's certificate of approval (for its approved enterprise status). The entitlement to the benefits is subject to completion and final approval by the Israel Investment Center (a division of ,Israel's Ministry of Industry, Trade and Labor) (the "Investment Center"), such approval being subject to fulfillment of all terms of the approved program. In the event of failure by an enterprise to comply with these conditions, the tax benefits could be cancelled, in whole or in part, and the enterprise would be required to refund the amount of cancelled benefits, including interest.

The completion of the Company's first, second and third approved enterprises have received final approval from the Investment Center.

On April 1, 2005, a significant amendment to the Investment Law became effective. Despite the amendment, any terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law, as in effect on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant approved enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of an approved enterprise's income will be derived from export.

In February 2007 the Company received a letter from the Investment Center stating that its approved enterprise status that had been granted in April 2001 was going to be terminated shortly if the Company did not submit a final performance report with respect to the relevant approved enterprise. The Company has decided not to pursue the completion of its investment plan related to such approved enterprise, as it had not had any tax benefits from it, and it intends to apply for tax benefits pursuant to the amended Investment Law as described above, if and when relevant.

B.	Current income taxes.

The Company's current income tax liability in 2008, 2007 and 2006, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Income (loss) before taxes on income:
Domestic (Israel)	$169	$21	$372
Foreign	277	2,005	245

	446	2,026	617

Deferred taxes	359	22	-
Current taxes	(122)	(22)	(27)

	237	-	(27)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES (cont.)

C.	Deferred income taxes

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 0 8	2 0 0 7

Deferred tax assets:
Loss carryforwards	$2,822	$3,940
Deferred revenues	765	-
Other reserve and allowances	300	131

Total deferred tax assets	3,887	4,071
Valuation allowance	(2,800)	(3,964)

	$1,087	$107

Deferred tax liabilities:
Intangible assets	(2,092)	(247)
Software development costs	(22)	(35)

Total deferred tax liabilities	(2,114)	(282)

	$(1,027)	$(175)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from net operating loss carry forwards in Israel and France. Management currently believes that it is more likely than not that those deferred tax losses will not be realized in the foreseeable future.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES (Cont.)

D.	Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes is measured in terms of earnings in NIS, adjusted for the changes in the Israeli Consumer Price Index (the “CPI”). The following table presents a reconciliation of the Company’s income taxes calculated at the statutory tax rate in Israel to the actual income tax reported in the Company’s financial statements:

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Income before income taxes as reported
in the consolidated statements of operations	$446	$2,026	$617

Income taxes under statutory tax rate	141	528	117

Increase (decrease) in taxes:

Increase (decrease) in valuation allowance	(1,164)	(716)	369
Increase in taxes resulting from permanent
differences and non deductible expenses	387	43	26
Differences in taxes arising from differences
between Israeli currency income and dollar
income, net *	(33)	33	(126)
Other	432	112	(359)

Income taxes in the statements
of operations	(237)	0	27

*	Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

The Company adopted the provisions of FIN 48 on January 1, 2007. As a result of its implementation, the Company recognized a $367 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The following reconciliation summarizes the Company’s total gross unrecognized tax benefits:

Year ended December 31, 2008

Balance at January 1, 2008	$367
Gross change tax positions of current period	-
Gross change for tax positions of prior year	-

Balance at December 31, 2008	$367

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 13	–	INCOME TAXES (cont.)

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.

Certain subsidiaries of the Company in Europe received tax assessments through the tax year ended December 31, 2004.

NOTE 14	–	TRANSACTIONS WITH RELATED PARTIES

A.	In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), by which they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron’s shareholders at such time, DBSI alone will continue to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and will receive the entire annual management fee.

B.	The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company’s financial statements:

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Management fees	$484	$400	$318

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15	–	SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company’s revenues by geographical region and based upon distribution of the Company’s products by major distributors is provided below for the years 2008, 2007 and 2006:

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Revenue by geographical region:
Israel	$1,133	$1,171	$1,509
Germany	10,411	9,876	7,132
Italy	10,105	7,384	2,163
Rest of Europe	3,482	1,571	1,825
Far East	5,084	5,243	5,036
USA	9,032	2,718	2,696
Rest of North America	1,084	552	935
Others	644	125	163

	$40,975	$28,640	$21,45	9

Revenue through major distributors, as a percentage of
total revenues:
Distributor (A)	-	-	10%
Distributor (B)	4%	7%	11%

B.	Cost of revenues

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Hardware and software	$4,497	$3,004	$1,424
Salaries and employee benefits	1,077	585	970
Amortization of capitalized software
development cost	33	39	39
Royalties to the Chief Scientist	464	825	692
Amortization of other intangible assets	588	-	-
Depreciation	27	33	33
Other	1,057	955	468

	7,743	5,441	3,626
Decrease (increase) in inventory	26	(1)	(3)

	$7,769	$5,440	$3,623

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 15	–	SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Marketing costs	$1,543	$435	$435
Selling expenses	18,900	13,512	10,274
General and administrative expenses	4,519	2,919	2,482
Amortization of other intangible assets	400	95	-
Depreciation	388	282	171

	$25,750	$17,243	$13,362

SCHEDULE

CIMATRON LIMITED
VALUATION AND QUALIFYING ACCOUNTS

	Year ended December 31,
	2 0 0 8	2 0 0 7	2 0 0 6

Allowance for doubtful accounts at beginning of year	$1,397	$1,625	$1,694
Provision	110	181	(69)
Translation adjustments	(2)	(11)	6
Newly consolidated subsidiary	-	206	183
Accounts receivable written off	(186)	(604)	(189)

Allowance for doubtful accounts at end of year	$1,319	$1,397	$1,625