Form 20-F
period 2009-12-31
CIMATRON LTD
filed 2010-06-28
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
 (Address of principal executive offices)

Ilan Erez
11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
Telephone +972-3-531-2060
Facsimile: +972-3-531-2097
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value	NASDAQ Capital Market
NIS 0.10 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the registrant’s classes of capital or common stock as of the close of the period covered by the Annual Report:

9,085,288 Ordinary Shares, par value NIS 0.10 per share

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 ☒ Not applicable

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable

Item 3.	Key Information.

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are presented in U.S. dollars. The selected historical consolidated financial information as of December 31, 2008 and 2009 and for each of the three years ended December 31, 2007, 2008 and 2009 have been derived from, and should be read in conjunction with, the consolidated financial statements of Cimatron Ltd. ("Cimatron" or the "Company") and notes thereto appearing elsewhere in this annual report.  The selected financial data as of  December 31, 2005, 2006 and 2007 and for each of  the years ended December 31, 2005 and 2006 have been derived from the audited financial statements of Cimatron not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under Item 5 - Operating and Financial Review and Prospects - included elsewhere in this annual report.

	Year ended December 31,
	2009	2008	2007	2006	2005
	(In thousands of US$, except per share data)
Statement of Income Data:
Revenue:

Products	13,191	20,066	14,331	9,642	8,968
Services	19,766	20,909	14,309	11,817	11,957
Total	32,957	40,975	28,640	21,459	20,925

Cost of revenue:
Products	4,567	5,725	3,867	2,154	3,367
Services	1,619	2,044	1,573	1,469	1,568
Total	6,186	7,769	5,440	3,623	4,935
Gross profit	26,771	33,206	23,200	17,836	15,990
Research and development costs, net	5,736	6,930	4,281	4,426	4,815
Selling, general and administrative expenses	21,992	25,750	17,243	13,362	15,650
Operating profit (loss)	(957)	526	1,676	48	(4,475)
Financial income (expenses), net	19	(80)	353	574	(148)
Company's equity in results of affiliated company	-	-	(52)	(105)	(5)
Other income (expenses)	(41)	-	(3)	(5)	1
Income (loss) before taxes	(979)	446	1,974	512	(4,627)
Taxes on income	949	237	-	(27)	(2)
Income (loss) after income taxes	(30)	683	1,974	485	(4,629)
Less: Net loss (gain) attributable to the noncontrolling interest	44	41	(51)	29	36
Net income attributable to Cimatron's shareholders	14	724	1,923	514	(4,593)
Net income (loss) per share	0.00	0.08	0.24	0.07	(0.59)
Weighted average number of shares outstanding	9,156	9,341	7,866	7,835	7,835

	December 31,
	2009	2008	2007	2006	2005
	(In thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	6,684	5,727	9,026	5,597	2,708
Short-term investments	-	-	-	-	2,167
Total cash, cash equivalents and short-term investments	6,684	5,727	9,026	5,597	4,875
Working capital	4,506	3,816	6,121	5,342	4,328
Total assets	32,680	33,870	27,327	17,907	16,442
Total liabilities	16,581	17,671	16,294	9,086	8,456
Shareholders' equity	16,099	16,199	11,033	8,821	7,986

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

The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive.  We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our Cimatron E and GibbsCAM product families, consists of integrated CAD/CAM systems, Mill/Turn and Multi Task Machining software.  Many high-end market products are roughly similar to our Cimatron E and GibbsCAM product lines.

As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products.  In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors' products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product breadth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers and/or Resellers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider Cimatron E and/or GibbsCAM to be superior to existing competing products.  In addition, new competitors may arise in each of the markets in which we currently operate.  Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors' products.

We are heavily reliant on the sale of two families of products.

Sales and services related to the Cimatron E product family have historically accounted for substantially all of our revenue. While we introduced the GibbsCAM product family following our merger with Gibbs System, Inc. ("Gibbs"), if sales of the Cimatron E family and/or the GibbsCAM family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

Our products are designed for use by manufacturers of consumer products or consumer product components. The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, and accordingly could cause a reduction in demand for products manufactured by our customers. Softened consumer demand for consumer products has been causing a decline in the demand for our products. Current global economic conditions, especially ongoing, tight credit conditions and high unemployment, may continue to cause a decrease in demand for our products in the near term and possibly longer. Softening in demand for consumer products has caused and may continue to cause uncertainty with respect to our expected revenues and has adversely affected, and may continue to adversely affect, our revenues and operating results.

Unfavorable economic and market conditions and reduced consumer spending have caused, and may continue to cause decreased demand for our products and services and have harmed, and may continue to harm, our business, financial condition and results of operations.

We are subject to the effects of global, economic and market conditions.  Many of the world’s largest economies and financial institutions are still experiencing sluggish economic activity, depressed asset prices, liquidity problems and limited availability of credit.  Prevailing global and U.S. macroeconomic conditions such as inflation and the weakening of the U.S. dollar in relation to many world currencies which make it more expensive to import consumer products into the U.S., as well as microeconomic conditions such as ongoing, tight local credit markets which have been negatively impacting the ability of manufacturers to obtain growth and working capital from local lenders, have been negatively impacting, and may continue to negatively impact our enterprise business.  To the extent that our business continues to be adversely affected as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

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

           As of May 31, 2010, DBSI Investments Ltd. or DBSI, beneficially owns approximately 46.85% of our share capital.  Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions. The concentration of ownership of our Ordinary Shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares.  This concentration of ownership may also adversely affect our share price, especially if this shareholder sells substantial amounts of our Ordinary Shares under our currently effective resale registration statement on Form F-3. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

Integration of recent acquisitions and any future acquisitions of companies or technologies may distract our management and disrupt our business. In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, in July 2005 we initiated the acquisition of our Italian distributor by acquiring 27.5% of the shares of it, along with an option to purchase the remaining outstanding shares of that company from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian distributor to 51%, and in July 2008, we completed our acquisition of the distributor by exercising our option to acquire the remaining 49% of its stock. During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean provider, which thereafter became a wholly owned subsidiary. In January 2008 we completed the merger of Gibbs into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration in the merger with Gibbs, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our Ordinary Shares, which now represent approximately 16.5% of our issued and outstanding share capital. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of our merger with Gibbs or any future acquisition or investment in another company, we could experience difficulties assimilating that company's personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses.   Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company.  In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

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

We rely on independent distributors, to whom we refer as Providers, to market, sell, service and support our products worldwide.  Generally, our relationships with our Providers are based on agreements with two-year terms (subject to rolling two-year extensions) and which enable Providers to purchase our products at a discounted price. While we have exclusive relationships with certain of our Providers, there can be no assurance that these Providers will give high priority to the marketing and support of our products. The results of our operations could be adversely affected by changes in the financial condition of a Provider, which could occur rapidly, or to other changes in our current Providers’ business or marketing strategies.  There can be no assurance that we will retain our current Providers, nor can there be any assurance that, in the event that we lose any of our Providers, we will be successful in recruiting other highly professional and technically competent Providers to represent us.  Any such changes in our distribution channels, especially those in the Far East and Europe, could materially adversely affect our business, operating results and financial condition. Given that approximately 90% of Gibbs’ total revenues in 2007 resulted from sales made by Gibbs’ independent distributors, whom we refer to as Resellers, the merger with Gibbs has increased our reliance on independent distributors, as approximately 35% of our consolidated revenues in each of 2008 and 2009 has been generated via Providers and Resellers, in the aggregate.  See “Item 4 - Information on the Company - Business Overview.”

Volatility in oil prices may significantly impact our customers' costs of operations, which could cause unpredictable sales patterns for us by affecting demand for our products.

Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers' control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products.  In addition, in the case of a rise in oil prices and an accompanying rise in our customers' expenses, they may respond by placing pressure on the prices that they are willing to pay for our products.  In that event, our business and results of operation may be adversely affected.

Following our acquisition of MicroSystem, the consolidation of its results of operations, denominated in Euros, with our own, exposes us to shifts in the Euro-dollar exchange rate that may have a material impact on our results of operations.

Following the exercise of both of our options to increase our holdings in MicroSystem, our Italian Provider, first to 51% and then to 100%, in July 2007 and July 2008, respectively, we have fully consolidated the results of Microsystem (as of the 3rd quarter of 2007). The consolidation of Microsystem’s financial statements has been increasing, and may continue to increase, the impact of changes in the Euro - dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

We cannot assure you that we will continue to remain profitable on an annual or quarterly basis in the future.

We incurred a net loss of approximately $4.6 million back in 2005. Although we had net income of approximately $0.5 million in 2006, $1.9 million in 2007, $0.7 million in 2008 and $14 thousand in 2009, along with net income of $1.4 million in the fourth quarter of 2009, we incurred net losses of approximately $0.6 million, $0.1 million and $0.7 million in the first three quarters of 2009, respectively, despite our cost-cutting measures implemented due to the global economic downturn, and we cannot be certain that we will remain profitable on an annual basis or avoid losses on a quarterly basis proceeding forward.

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

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations, or, even an operating loss (as was the case in the first three quarters of 2009 and in the year 2009 as a whole). As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our Ordinary Shares subsequently decreased. If that would happen again in the future, the price of our Ordinary Shares would likely decrease again.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid.  Therefore inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  In particular, if the Euro depreciates relative to the U.S. dollar (as has been the case thus far in 2010 due to the financial crisis in several European Union countries, during which the Euro has depreciated by approximately 14% relative to the U.S. dollar, through May 31, 2010), that would reduce our U.S. dollar recorded revenues and profitability from our Euro denominated sales. We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

As applied to our Israeli operations, where we incur a portion of our operating expenses, to the extent that the value of the New Israeli Shekel (or NIS) appreciates relative to the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected. The NIS appreciation in relation to the U.S. dollar amounted to 9.0%, 1.1% and 0.7% for the years ended December 31, 2007, 2008 and 2009, and 1.6% for the first quarter of 2010. We are also exposed to the risk that even if the NIS devaluates relative to the U.S. dollar (which was not the case in any of 2007, 2008 or 2009), the rate of inflation in Israel may exceed the rate of this devaluation or that the timing of this devaluation will lag behind inflation in Israel. The Israeli rate of inflation amounted to 3.4%, 3.8% and 3.9% for the years ended December 31, 2007, 2008 and 2009, respectively, thereby compounding the impact of the appreciation of the NIS relative to the U.S. dollar in each such year and further adversely affecting our U.S. dollar measured results of operations.

In 2009, as had been the case prior to 2006, we once again experienced decreases in our revenues from products, which was part of an overall decrease in our revenues during 2009.  If this trend continues, it will likely adversely affect our gross margins and profitability.

As had been the case in 2005, when our revenues from the sale of products decreased relative to their level in 2004, our product revenues fell by 34% during 2009, to $13.2 million from $20.1 million during 2008.  This trend was part of an overall decrease in our revenues in 2009, from $41 million in 2008 to $33 million in 2009.  During 2006, 2007 and 2008, our revenues from the sales of products had increased each year, from approximately $9.0 million in 2005 to approximately $9.6 million in 2006, $14.3 million in 2007 and $20.1 in 2008.  At the same time, revenues from maintenance and services also increased during the last two years of such three year stretch, increasing to approximately $20.9 million in 2008 from approximately $14.3 million in 2007 and approximately $11.8 million in 2006, only to decrease once again in 2009 to $19.8 million.  Our gross margin from most of our products is higher than our gross margin from services.  This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products. If our overall percentage of revenues comprised by maintenance and service revenues continues to increase, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products continue to decrease, such decrease may adversely affect our future maintenance and service revenues, as it may result in a smaller user base to purchase maintenance and service contracts from us.

Furthermore, if we are unable to reverse the trend of 2009 and our overall decrease in revenues in 2009 continues into future periods, that will very likely have an adverse effect on our ability to remain profitable.

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

Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. The volatility has often been unrelated to the operating performance of these companies, including Cimatron, and has been aggravated due to the current, ongoing uncertainty in global financial markets. As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

To date, most of the software relating to the Cimatron E family of products has been developed internally by our research and development staff. However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties. Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our Cimatron E product family. In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company. We rely, to a certain extent, upon such third parties' abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes. Our business would be disrupted if functional versions of the third party software we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms and we may, as a result, suffer a material adverse effect on our business and operations. Most of the software relating to GibbsCAM has also been developed internally, however, Gibbs, like Cimatron, also relies on certain third party software and tools embedded in GibbsCAM product.

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

Risks Related to our Operations in Israel

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar.

Our functional currency is the U.S. dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation amounted to 3.4%, 3.8% and 3.9% for the years ended December 31, 2007, 2008 and 2009 respectively.

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

We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005.  In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. This process has not been concluded as of the date of this annual report. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of $3.1 million, but we have not paid any royalties associated with the products mentioned above to the OCS. In light of the above-mentioned facts, we intend to consider our next steps with the OCS and whether further royalty expenses accruals will be necessary. A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005 could negatively impact our liquidity and if that determination is made after we cease to accrue for any such royalties on our financial statements or if the amount that we become obligated to pay exceeds the amounts for which we have accrued in our financial statements, such payments would negatively impact our earnings.

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

In July 2005 we acquired an initial 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro. Under the agreement, we also received an option to acquire up to 100% of Microsystem from Microsystem’s shareholders and Microsystem’s shareholders received an option to require us to purchase 49% of Microsystem’s share capital under specific circumstances. In July 2008, we completed the acquisition of 100% of Microsystem's shares. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transactions with Microsystem and the options received both by us and Microsystem’s shareholders. The transactions were designed to significantly enhance Microsystem’s financial position and balance sheet, and to strengthen our leading position in Italy, one of our key markets in Western Europe. Under the terms of the initial agreement, Microsystem’s marketing, sales, and support groups remained in their current offices throughout Italy, nevertheless, in the last three years Microsystem went through a comprehensive restructuring and turnaround.

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

Our full, legal name is Cimatron Ltd. and we were incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel.  Our telephone number is 972-3-531-2121 and our web site is located at www.cimatron.com. Our U.S. agent is Cimatron Technologies, Inc., with an address at 26800 Meadowbrook Road, Suite 113, Novi, Michigan 48377.

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

The earliest users of CAD/CAM systems were dedicated design and engineering departments of large organizations that could afford the cost and complexity of "high-end" CAD/CAM systems. These systems were used by highly trained designers and engineers, who were responsible for a particular portion of the manufacturing process. The systems also generally operated on mainframe computers or high-end workstations which often required many months to master. To improve efficiency, large corporations that operate with high-cost, highly complex CAD/CAM systems have increasingly outsourced a portion of the design and manufacturing process to subcontractors.

This created a large market need for easier-to-use, less programming-intensive CAD/CAM solutions that operate on different hardware and operating systems and interface with a variety of software systems. In addition, as a result of continuing market pressure and technological changes, including personal computers offering improved price and performance, divisions of large companies also shifted towards CAD/CAM software providing more cost-effective solutions and shorter learning curves which could co-exist in the corporate design and manufacturing environment. However, while many of these systems were designed to provide advanced conceptual design capabilities, they were more limited in their detailed design for manufacturing and toolpath creation capabilities.  As a result, they did not meet the needs of users involved in the manufacturing process, such as mold, tool, die and fixture makers.

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

The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies.  We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors' products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product breadth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Providers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

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

With Version 9 of Cimatron E, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

-	A new application for transfer die design

-	A new die quote generator

-	Greater mold design automation

-	A new application for defining electrode measuring points and probe path

-	New machining strategies for High Speed Machining (HSM) and 5-Axis milling

-	New capabilities for handling Product Manufacturing Information (PMI) throughout the design and manufacturing process

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

Cimatron E is built around a set of compatible "modules" using a unified database, which can be accessed and modified for all applications. Users can move easily among wireframe, surface and solid models choosing the application most appropriate for a specific job. Cimatron E enables the user to work top-down (i.e., beginning at the conceptual level and moving down to subassemblies and individual parts) or bottom-up (i.e., modeling elements first and then grouping them into assemblies), and permits the user to combine the two approaches. Cimatron E stores product data hierarchically to ensure overall structural integrity of the product and the ability to interface with engineering data management systems. Cimatron E's CAM applications operate directly on the design model to generate intelligent toolpaths for NC manufacturing processes and enable fast and accurate graphic simulation of NC operations. In addition, Cimatron E includes advanced data exchange interfaces, which enable the transfer of CAD/CAM data between ourselves and other CAD/CAM systems through industry standard interfaces, as well as several dedicated interfaces. Cimatron E offers an intuitive and consistent user interface throughout all applications (e.g., design, drafting and NC). Since all applications have the same look and feel, there is no need for the user to relearn the operation of the system with each module. Cimatron E's architecture is based upon a software kernel, which includes database utilities, the graphic sub-system and the user interface, which provide the operating environment for all applications. Applications are separate from the software kernel, which facilitates enhancement of the applications, reduces development and maintenance costs and enables efficient technological updates to the system's components, without affecting the application base.

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

Student Package

The Cimatron Student Package is a limited Cimatron package for students' home use. The package covers most of Cimatron E’s capabilities, and enables execution of small non-commercial projects. CAD modules include the following: Wire-frame, Surfacing and Solid part Modeling; Assembly; Drafting; Sketcher; Catalog Tools; QuickSplit; QuickCompare; QuickElectrode; and MoldDesign. CAM modules include 2.5X - 3X milling and 3X simulator. The system includes read-only Data Interface for IGES, VDA, STEP, DXF, and DWG. The package is protected via software mechanism and does not require a hardware protection plug.

View Only System

View Only System provides tools to view and check CAD/CAM projects. The system includes powerful 3D modeling and drafting capabilities, as well as key Cimatron modules, such as QuickSplit, QuickElectrode and viewing of 2.5X - 3X milling, including the 3X simulator. No "save" is possible with a View Only system. The system includes read-only translators to all leading standard formats: DXF, DWG, IGES, STEP, VDA, SAT, STL, and PFM.

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

Quick Electrode

Quick Electrode is an EDM electrode design package used to automate the whole electrode process. Quick Electrode is used for burn area selection, electrode design, management, documentation and manufacturing. It also includes the generic EDM Setup utility, which exports burning parameters from Quick Electrode.

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

Die Quote Generator

A stand-alone database-driven application for assessing the cost of designing and building a die and for creating professional quotations, complete with blanking information, images and price breakdown, and customized to the user's needs. The Die Quote Generator is integrated with the CimatronE Die Design application, retrieving relevant design information, such as the blank shape and size and the list of punches.

GibbsCAM®

GibbsCAM, our CAD/CAM solution for discrete part production manufacturing, was first released in 1993.  The current shipping version, GibbsCAM 2009 v9.5, was released in February 2010.  GibbsCAM provides a comprehensive suite of tools, applications and process-automation/standardization solutions for industrial manufacturers.

GibbsCAM is a modular product family of PC-based, computer-aided manufacturing software, which allows customers to configure a seat of software specific to their current functionality needs, while protecting their investment by allowing the system to be seamlessly expanded over time to meet their ongoing needs.  GibbsCAM focuses on ease-of-use through an advanced graphical user interface (GUI) design, interactive graphics, full data associativity between part geometry, process and toolpath, and machining efficiency.  GibbsCAM provides manufacturing-focused wireframe, surface and solid modeling (CAD) as well as a comprehensive range of CAM functionality for CNC toolpath creation.  It provides post processing and machine simulation for a wide variety of CNC machines, including 3- through 5-axis mills, lathes, mill-turns, Swiss machine, wire-EDM, and multi-task machines (MTM).  Since original part design is usually performed by a different user and different CAD software, GibbsCAM provides a variety of CAD data import options covering virtually all brands of CAD software in use today.  GibbsCAM is certified under Autodesk’s AICAP program, is a Solid Edge Voyager Select Product and is a SolidWorks Certified CAM Product.  GibbsCAM is certified for use on Windows XP, Windows Vista and Windows 7, Microsoft’s currently supported Windows operating systems.

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

SolidSurfacer®

GibbsCAM SolidSurfacer provides higher-level surface and solid modeling capabilities. Advanced functionality to machine surfaces and solids is also included. GibbsCAM's intuitive graphical user interface allows complex surface and solid functions to be easy to use. Using SolidSurfacer, users can address the demanding surface and solid modeling and machining requirements for complex mold, tool and die work.

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

MTM™ (Multi-Task Machining)

GibbsCAM MTM™ (Multi-Task Machining) was specifically designed to address the CNC programming requirements of multi-task machine tools, providing powerful programming tools that are easy to learn and use with the ultimate in flexibility and configurability. Machining processes are easily defined with GibbsCAM's intuitive graphical user interface that provides seamless access to both turning and milling capabilities, and GibbsCAM's associativity allows operations to be updated easily when modifications are made. Factory-supplied post processors output multi-flow NC code complete with utility operations and sync codes.

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

CutDATA

Machining feeds and speeds database

VoluMill™ Wireframe

VoluMill Wireframe is a plug-in toolpath engine for ultra high-performance 2- and 3-axis roughing that allows the programmer to establish and maintain ideal machining conditions and use high speeds and federates.

VoluMill™ Solids

VoluMill Solids is a plug-in toolpath engine for ultra high-performance 2-axis, 3-axis and 3D Model roughing that allows the programmer to establish and maintain ideal machining conditions and use high speeds and federates.

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

Additionally, we have been increasing our penetration to the target market of mold, tool, die and fixture makers, as well as discrete part manufacturers, in an effort to become the lead supplier of CAD/CAM solutions to those segments of the manufacturing market. Our strategy involves examining the functionality of current and future products through in-depth focus-meetings with mold, tool, die fixture and discrete part makers, thereby making customers partners in the development of custom solutions for those market segments.

Following our merger with Gibbs, we distribute our products to end-users in over 35 countries in five continents through certain of our subsidiaries, directly in Israel and the US, and through a network of independent Providers and Resellers. Between us, our subsidiaries (including Gibbs) and our Providers and Resellers, our family of products has more than 40,000 installations.

Providers

We believe that our Providers are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions. Most of the Providers assume overall responsibility for the integrity of each end-user customer's CAD/CAM system in their respective territories, including selling, installation, training and maintenance. Providers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line, with special emphasis on the ability of their engineering and sales teams to provide customer support.

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

Providers serve as an integral part of our marketing and service network around the world. They give our products a local "feel" by (a) offering technical support in the end-user's native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars. Providers continually develop new ways to adapt and enhance our products to meet their respective customers' regional and company-specific needs.

A typical agreement with a Provider is for a term of two years (subject to rolling two-year extensions).  Our Providers are distributors and our agreements with them enable the Providers to purchase our products at a discounted price. Certain of our Providers act as our exclusive distributors in a single country or region. Other than our larger Provider in Japan, no Provider accounted for more than 0.8% of our total consolidated revenue for the year ended December 31, 2009. In July 2005 we acquired 27.5% of our Italian Provider and an option to purchase its remaining outstanding shares from its stockholders. In July 2007 we exercised our option to increase our holdings in our Italian Provider to 51%, and in July 2008, we completed the acquisition of such Provider by exercising our option to acquire the remaining 49% of its stock. These latter two holdings increases changed our Italian Provider's status from an independent Provider to a subsidiary.

There can be no assurance that all existing relationships with our Providers will be renewed. We believe that with the exception of our larger Provider in Japan, the termination of our relationship with a single Provider would not adversely affect us; however, the termination of our relationship with several of our Providers at approximately the same time or with one of our two Providers in Japan which accounted for 4.5% of our total consolidated revenue in 2009 could adversely affect us. There can be no assurance that, in the event that we lose any of our Providers, we will be successful in recruiting replacement professional and technically competent Providers.

Gibbs Resellers

We believe that our Resellers are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions. Most of the Resellers assume overall responsibility for the integrity of each end-user customer's CAD/CAM system in their respective territories, including selling, installation, training and maintenance. Resellers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line. US-based Resellers count on Gibbs corporate personnel and resources for much of their service and support. Training is also provided at Gibbs' corporate headquarters based in Moorpark, CA, USA.  In international markets, Resellers are selected with special emphasis on their ability to provide customer service, support, and training.

We furnish our Resellers with technical guidance and marketing, and technical and sales resources, in addition to our products and associated documentation. Resellers visit Gibbs’ headquarters in California, while our employees from various departments visit our Resellers' sites as needed. Our relationship with our Resellers is further enhanced by international conferences that we organize from time to time, regional workshops and cooperative exhibitions, and participation in local user meetings.

Resellers serve as an integral part of our marketing and service network around the world. They give our products a local "feel" by (a) offering technical support in the end-user's native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars. Resellers continually develop new ways to adapt and enhance our products to meet their respective customers' regional and company-specific needs.

A typical agreement with a Reseller is for a term of one year (subject to rolling one-year extensions). According to the terms of our agreements with them, the Resellers are able to purchase our products at a discounted price. Certain of our Resellers act as our only “sales agent” in a single country or region, even though we do not have an exclusivity agreement with any Reseller.

Gibbs’ Resellers include eight who comprise the Gibbs “President’s Club.” Each of these eight Resellers is an independent company that primarily engages in reselling Gibbs products and that represents the Resellers with the highest total sales of Gibbs products for the preceding year.  Other than the eight Presidents’ Club Resellers, no Reseller accounted for more than 1.0% of Cimatron's total consolidated revenue for the year ended December 31, 2009. Even among the Presidents' Club members themselves, none accounted for more than 2.3% of Cimatron’s total consolidated revenue during 2009.

There can be no assurance that all existing relationships with our Resellers will be renewed. We believe that with the exception of our President’s Club Members, the termination of our relationship with a single Reseller would not adversely affect us; however, the termination of our relationship with several of our Resellers at approximately the same time or with many of our President’s Club Resellers could adversely affect us. There can be no assurance that in the event that we lose any of our Resellers we will be successful in recruiting replacement professional and technically competent Resellers.

Subsidiaries

Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt our Providers were not maximizing our business opportunities, through the formation or acquisition of marketing and support subsidiaries. In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006. We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Provider, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German Provider, including, as of February 2009, the hiring of the former key employees of Gibbs' German Reseller.  During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean Provider following which it became a wholly owned subsidiary. In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998. In late 2006 we transferred our business activity in France to an independent Provider and substantially ceased the activity of our French subsidiary. During 2007 we transitioned our business activity in the United Kingdom from our United Kingdom subsidiary to an independent Provider with the intent of achieving greater efficiencies in our United Kingdom business.  In July 2005, July 2007 and July 2008, we engaged in a series of transactions whereby we acquired an initial 27.5%, an additional 23.5%, and the remaining 49% of the outstanding shares of our Italian Provider, thereby transforming it into our wholly-owned subsidiary.  See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the merger with Gibbs and with respect to the transaction with Microsystem, our Italian Provider, and our increase in holdings thereof.

Customers

Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  Our customers are located in over 35 countries worldwide.

In the years ended December 31, 2009, 2008 and 2007, approximately 54%, 58% and 66%, respectively, of our revenues were from Europe; approximately 3%, 3% and 4%, respectively, of our revenues were from Israel; approximately 15%, 12% and 18%, respectively, of our revenues were from the Far East; approximately 27%, 25% and 11%, respectively, of our revenues were from North America; and approximately 1%, 2% and 1%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

The following tables present a geographical breakdown of our revenues from products and services for the last three years (in thousands of U.S. dollars):

2009

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent
Europe	6,278	47.6%	11,516	58.3%
Israel	493	3.7%	461	2.3%
Far East	2,725	20.7%	2,065	10.5%
North America	3,382	25.6%	5,636	28.5%
Other	313	2.4%	88	0.4%
Total	13,191	100.0%	19,766	100.0%

2008

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent
Europe	10,619	53.0%	13,380	64.0%
Israel	628	3.1%	505	2.4%
Far East	3,277	16.3%	1,807	8.6%
North America	5,162	25.7%	4,954	23.7%
Other	380	1.9%	263	1.3%
Total	20,066	100.0%	20,909	100.0%

2007

Geographical Region	Products		Services
	Amount	Percent	Amount	Percent
Europe	8,946	62.4%	9,885	69.2%
Israel	507	3.5%	664	4.6%
Far East	3,622	25.3%	1,621	11.3%
North America	1,176	8.2%	2,094	14.6%
Other	80	0.6%	45	0.3%
Total	14,331	100.0%	14,309	100.0%

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

Seasonality

We sell our products to corporations and our sales are therefore subject to the fiscal and budgeting cycles of such corporations.  Accordingly, a large percentage of our sales occur in the fourth quarter, while sales in the third quarter are traditionally lowest due to the summer vacation. Sales in the first and second quarters are generally slower than in the fourth quarter but higher than in the third quarter. Nevertheless, there have been certain years with a different seasonality pattern, and we cannot guarantee that such a pattern will hold true in every future year.

Organizational Structure

As of May 31, 2010, our principal shareholder, DBSI, holds 4,265,950 shares, representing approximately 46.85% of our outstanding share capital, and effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

For information about Cimatron’s subsidiaries and its beneficial ownership therein, see Exhibit 8.1.

Property, Plants and Equipment

We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2,100 square meters at this facility. As of January 10, 2006, we occupy approximately 1,750 square meters at this facility.  The initial term of this lease expired on June 30, 2006 and, after we exercised our option to extend the lease for an initial period of three years, we have further extended the lease for an additional five years, through June 30, 2014, and reduced the occupied space to approximately 1,491 square meters.  In 2009, the aggregate annual lease payments for the office premises were approximately $307,000.

Following the merger with Gibbs, we lease office space in Moonpark, California from a limited liability company controlled by Mr. Gibbs. In connection with the merger with Gibbs, the termination date of the lease was advanced from 2020 to December 31, 2012, with an option for us to extend the lease for an additional 5 years. The rent due to be paid during the initial term is $24,710 per month.

The following table presents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2009 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)
Cimatron parent company	Givat Shmuel, Israel (corporate headquarters)	307
Cimatron Gibbs LLC	Moonpark, California	308
North American subsidiary	Michigan and Illinois (U.S.)*	62
German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	243
Italian subsudiary	Bologna, Milano, Ancona, Treviso	220
Japanese subsidiary	Tokyo	5
Chinese subsidiaries	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Wuhan	79
Korean subsidiary	Seoul	24
	Total	1,248

*  These offices are responsible for our selling and marketing activities in Canada as  well.

Item 4A.	Unresolved Staff Comments.

Not Applicable

Item 5.	Operating and Financial Review and Prospects.

Overview

We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.

We have consummated various important acquisitions that have impacted our results of operations over the past few years.  In July 2005 we acquired an initial 27.5% of the shares of Microsystem Srl, our Italian distributor, for 575,000 Euro.  Pursuant to the exercise of two call options that were granted to us as part of the relevant transactions, we acquired the remaining 72.5% of Microsystems, in two stages of 23.5% and 49%, in July 2007 and July 2008, respectively, for aggregate consideration of $599,250 and $1.25 million, respectively.  We accounted for the original acquisition under the equity method, and, accordingly, as of July 1, 2005, we commenced recording our share of Microsystems’s profits or losses in our consolidated financial statements. Following our exercise of the first call option and the increase in our holding in Microsystem to 51% in July 2007, we fully consolidated the results of Microsystem into our financial statements.  Now that Microsystem is our wholly-owned subsidiary, its results will continue to remain fully consolidated with those of our parent company.

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

In June 2009, we released our newest major version of Cimatron E (Version 9.0), which enables toolmakers and manufacturers of complex discrete parts to step up to new levels of productivity and which introduces breakthrough improvements, as described in greater detail in "Item 4- Business Overview" above.

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

Cost of Revenues

Our cost of revenues consists of six major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel and for our subsidiaries, (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to the Israeli Office of the Chief Scientist, (e) amortization of capitalized software development costs, and (f) amortization of intangible assets.

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model. Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2007, 2008 and 2009, costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2007, 2008 and 2009 have been expensed.

Primary and Reporting Currency

We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia. A majority of our revenues in 2007, 2008 and 2009 were from customers in Europe. Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, that may in the future materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in New Israeli Shekels, or NIS. As a result, we are exposed to the risk that the U.S. dollar will devaluate relative to the NIS, or, even if the NIS devaluates relative to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation of the NIS relative to the U.S. dollar or that the timing of such devaluation will lag behind inflation in Israel. Any such U.S. dollar devaluation or excessive Israeli inflation has the effect of increasing the U.S. dollar cost of our operations. In 2007, 2008 and 2009, the U.S. dollar devaluated relative to the NIS and there was an accompanying rise in Israeli inflation, thereby together causing an increase in the U.S. dollar cost of our operations.  If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will continue to be adversely affected.

Following the merger with Gibbs, however, we have experienced an increase in the relative portion of our U.S. dollar based expenses and revenues as a percentage of our total expenses and revenues, thereby reducing the relative impact of the above-described, currency exchange rate related factors.  For the fiscal years ended December 31, 2008 and 2009, our U.S. dollar based operating expenses constituted 36% and 35%, and our U.S. dollar based revenues constituted 42% and 44%, respectively, of our total consolidated operating expenses and revenues for such fiscal years.

See “Liquidity and Capital Resources – Impact of Inflation and Currency Devaluation on Results of Operation, Liabilities and Assets” for information relating to our policy of hedging against currency fluctuations.

Critical Accounting Policies

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which were prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate these estimates on an ongoing basis.  We base our estimates on our historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying amount values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe that application of the following critical accounting policies entails the most significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

We recognize revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") ASC 985-605-15, “Software Revenue Recognition”, as amended (formerly: “Statement of Position “SOP” 97-2”). Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements we allocate revenue to each element based on the relative fair values of the elements. Our determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately.

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

Most of our software products do not require significant customization or modification. Service revenues include consulting services, post-contract customer support and maintenance and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year), and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

Our sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. For some customers with whom we have long-standing relationships and based on past experience with those customers and the same software products, we may grant payment terms of up to 180 days. Any payment terms that exceed 180 days must be approved by our Chief Financial Officer prior to the signing of any purchase order.

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

Impairment of long-lived assets

We regularly review whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. We assess the recoverability of the carrying amount of our long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, we recognize an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10") (formerly: “SFAS No. 144”).

Operating Results

	Year ended December 31,
	2009	2008	2007
	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:

Products	13,191	20,066	14,331
Services	19,766	20,909	14,309
Total	32,957	40,975	28,640

Cost of revenue:
Products	4,567	5,725	3,867
Services	1,619	2,044	1,573
Total	6,186	7,769	5,440
Gross profit	26,771	33,206	23,200

Research and development costs	5,736	6,930	4,281
Selling, general and administrative expenses	21,992	25,750	17,243
Operating income (loss)	(957)	526	1,676
Financial income (expenses), net	19	(80)	353
Company's equity in results of affiliated company	-	-	(52)
Other income (expenses)	(41)	-	(3)
Income (loss) before taxes	(979)	446	1,974
Taxes on income	949	237	-
Income (loss) after income taxes	(30)	683	1,974
Less: Net loss (gain) attributable to the noncontrolling interest	44	41	(51)
Net income attributable to Cimatron's shareholders	14	724	1,923
Net income (loss) per share (basic and diluted)	0.00	0.08	0.24
Weighted average number of shares outstanding	9,156	9,341	7,866

	December 31,
	2009	2008	2007
Balance Sheet Data:
Cash and cash equivalents	6,684	5,727	9,026
Long term marketable investments	-	-	1,158

Working capital	4,506	3,816	6,121
Total assets	32,680	33,870	27,327
Total liabilities	16,581	17,671	16,294
Shareholders’ equity	16,099	16,199	11,033

Revenue

Our total revenues decreased in 2009, to approximately $33.0 million, from approximately $41.0 million in 2008, after having increased in 2008 from approximately $28.6 million in 2007. Our revenues from the sale of products decreased in 2009 to approximately $13.2 million from approximately $20.1 million in 2008, after having increased in 2008 from approximately $14.3 million in 2007. The decrease in the sale of products in 2009 relative to 2008 was primarily attributable to (i) the global economic downturn that started to affect us in mid-2008, but which was reflected on a full year basis in 2009, and (ii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated product sales that we made in 2009. The increase in the sale of products in 2008 relative to 2007 was attributable to (i) the consolidation of Gibbs which began to be reflected in our results from the beginning of 2008, (ii) the consolidation of Microsystem's results, which began to be reflected in our results for the third quarter of 2007, but which was first reflected on a full year basis in 2008, and (iii) the depreciation of the dollar relative to the Euro over the course of 2008 relative to 2007, which increased the dollar value of the Euro-denominated product sales that we made in 2008. As a percentage of revenues, our revenues from the sale of products continued to decrease slightly in 2009, falling to approximately 40% in 2009, after having been approximately 49% in 2008 and approximately 50% in 2007. Our revenues from maintenance and services decreased in 2009 to approximately $19.8 million, from approximately $20.9 million in 2008, after having increased in 2008 from approximately $14.3 million in 2007. The decrease in 2009 primarily reflected a decrease in services revenues, as such revenues are more product-related and were therefore impacted by the decrease in product sales, whereas maintenance revenues remained practically unchanged from 2008. The increase in maintenance and service revenues in 2008 as compared to 2007 was primarily attributable to the same factors that caused an increase in our products sales over the same period of time. As a percentage of revenues, our revenues from maintenance and services continued to increase during 2009, to approximately 60% from approximately 51% in 2008, and approximately 50% in 2007.

Because, during 2009, 54% of our revenues were derived from Europe, changes in the Euro-dollar exchange rate can significantly influence our revenues. Since mid 2007, the Euro–dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition in early 2008, we have begun to introduce the GibbsCAM product line into our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and ultimately in all of our other sales channels.

Cost of Revenue

Cost of revenue decreased in 2009, to approximately $6.2 million, from approximately $7.8 million in 2008, after having increased in 2008 from approximately $5.4 million in 2007. The decrease in 2009 relative to 2008 was mainly due to (i) lower product sales that resulted in lower payments to third party technology and hardware vendors, and lower royalties owed to the OCS, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. The increase in 2008 relative to 2007 was mainly due to (i) the consolidation of Gibbs-related costs starting in the first quarter of 2008 and (ii) the consolidation of Microsystem-related costs for the full year of 2008 (as opposed to merely for the last two quarters of 2007).

Gross Profit

Gross profit, as a percentage of total revenue, was 81%, in 2009, 2008 and 2007.  The gross margin in 2009 remained unchanged as compared to 2008 despite a decrease in revenue, mainly due to (i) lower cost-of-revenue in 2009, which is dependent on revenue, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. While the gross profit, as a percentage of total revenue, was the same in 2008 as in 2007, it should be noted that in 2008, the cost of revenue included $0.6 million of non-cash amortization expense attributable to the amortization of part of the acquired intangible assets of Gibbs. There was no amortization of these assets in 2007, as the Gibbs merger took place in January 2008. Accordingly, excluding this amortization, our gross margin in 2008 was higher than in 2007, mainly due to a different revenue mix, with a lower percentage of third party hardware products sales and a higher percentage of software and services sales.

Research and Development Expenses, net

Research and development expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. Research and development expenses were $5.7 million in 2009, $6.9 million in 2008 and $4.3 million in 2007.  The decrease in 2009 was mainly due to cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. These measures were intended to increase the efficiency of our R&D organization, rather than reducing its output, and, therefore, our development plans and rate remained unchanged as compared to 2008. The increase in research and development costs in 2008 relative to 2007 was primarily due to the consolidation of Gibbs results beginning with the first quarter of 2008.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund (when applicable), including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2007, 2008 or 2009 and do not expect to receive any such grants in the future. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI and Koonras Technologies Ltd., our former significant shareholder ("Koonras"), for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative expenses decreased in 2009 to $22.0 million, from $25.8 million in 2008, after having increased in 2008 from $17.2 million in 2007. The decrease in 2009 was mainly due to (i) lower revenues that resulted in lower commission payments to our sales employees and agents, (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn and (iii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated selling, general and administrative expenses that we incurred in 2009. The primary reason for the increase of such expenses in 2008 relative to 2007 was the consolidation of Gibbs' results (and the accompanying selling, general and administrative expenses) beginning in the first quarter of 2008, and the full year consolidation of Microsystem's results (and related expenses) in 2008, as compared to consolidation in only the second half of the year in 2007. In addition, in 2008, our general and administrative expenses included $0.4 million of non-cash amortization expense stemming from the amortization of part of the acquired intangible assets of Gibbs and Microsystem, while in 2007 such expenses included only $0.1 million of non-cash amortization expense related to the acquired intangible assets of Microsystem. Commencing with the third quarter of 2007, the Euro–dollar exchange rate has had an increasing influence on our revenues and results of operations due to the consolidation of Microsystem’s financial results with ours, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credits from financial institutions, gains (losses) from sale of bonds and funds, as well as interest on trade receivables, and currency translation adjustments between the U.S. dollar exchange rate and the NIS and Euro exchange rates, imposed on our assets and liabilities. Financial income (expense), net, was approximately $0.0 million in 2009, as compared to approximately $(0.1) million in 2008 and approximately $0.4 million in 2007. During 2009 and 2008, the interest that we received on our cash reserves was significantly lower than in 2007, due to the global trend of reduced interest rates. Moreover, the $6 million aggregate consideration that we paid in 2008 in the merger with Gibbs and the acquisition of the last 49% of Microsystem's shares was funded from our accumulated cash and cash equivalents; therefore, we had a lower interest-bearing cash balance in 2009 and 2008 as compared to 2007.

Tax Income, net

Tax income, net, in 2009 and 2008, consists primarily of changes in deferred tax assets and deferred tax liabilities, and to a lesser extent, in current tax expenses. Tax income, net, was $0.9 million in 2009 compared to $0.2 million in 2008 and $0.0 million in 2007. The increase in 2009 relative to 2008 was primarily due to an increase in deferred tax assets, as a result of an increase in US loss carry-forwards that we believe we would be able to use in the foreseeable future. The increase in 2008 relative to 2007 was primarily due to net changes in deferred tax assets and liabilities, which resulted mostly from our merger with Gibbs in early 2008.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $0.0 million, $0.7 million and $1.9 million in 2009, 2008 and 2007, respectively.  The decrease in 2009 relative to 2008 was mainly due to the decrease in our revenues in 2009, partially offset by lower expenses as compared to 2008, and partially offset by the above-described tax income. The decrease in 2008 relative to 2007 was primarily due to (i) $1.0 million of non-cash amortization expense in 2008 stemming from the amortization of the acquired intangible assets of Gibbs and Microsystem, while in 2007 such non-cash amortization expense amounted to only $0.1 million, related to the acquired intangible assets of Microsystem, and (ii) $0.8 million of income attributable to Gibbs' assumed support contracts that could not be recognized in fiscal 2008 or thereafter due to business combination accounting principles.

Effective Corporate Tax Rate

We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. In Israel we received a final tax assessment through the tax year ended December 31, 2006. As of the date of this report, our subsidiary in Germany is under tax assessment process for the tax years 2004-2007.  Generally, as of January 1, 2010, Israeli companies are subject to corporate tax of 25% on taxable income and are subject to capital gains tax at a rate of 25% on capital gains derived after January 1, 2003. The corporate tax rate was reduced in July 2005, from 31% for the 2006 tax year to 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, and is furthermore scheduled to decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.   Our effective corporate tax rate in Germany in the year ended December 31, 2009 was 25%. We believe that our effective tax rates in the U.S., Italy, China, Japan, India and Korea would have been approximately 34%,  31%, 25%, 31%, 34% and 24.2%, respectively, for the year ended December 31, 2009, had we not incurred tax losses in such countries. We believe that we had tax loss carryforwards in Israel in the aggregate amount of approximately $6.5 million as of the end of 2009.  In addition, as of December 31, 2009, we had approximately $4.0 million in net operating loss carryforwards in North America, $0.2 in China and $0.1 million in Korea. There can be no assurance that we will be able to use all the above-mentioned tax loss carryforwards at any time in the future. We expect that if our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

We have been previously granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959. Consequently, we were eligible for certain Israeli tax benefits. Income derived from our Approved Enterprise plan was exempt from tax for a period of two years, commencing in the first year in which we generated taxable income from such Approved Enterprise (subsequent to use of all Israeli tax loss carryforwards), and was subject to a reduced tax rate of 25% for a further five years, respectively. See Note 12.A of the notes to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

We finance our operations primarily from funds provided by operations and, to a lesser extent, from accumulated cash and cash generated by the sale of our investments. We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities. Prior to the closing of the merger with Gibbs in early 2008 we obtained two credit lines from banks for an aggregate amount of $8 million. Annual interest rates under these credit lines varied from Libor + 0.9% to Libor +1.2%. Both credit lines were secured by negative pledges and certain financial covenants, such as minimum equity and minimum equity as percentage of total balance sheet assets, maximum financial debt and maximum financial debt as a percentage of total balance sheet assets, minimum cash balance, minimum current ratio, minimum EBITDA and maximum ratio between financial debt and EBITDA. As of December 31, 2009, we were in compliance with the covenants under these credit lines, and there was no outstanding amount drawn thereunder. Given the recent global financial crisis, there is no assurance that if and when we would need to draw upon these credit lines, the banks from which we obtained the credit lines would agree to provide to us any credit without further covenants or guarantees, or that they would agree to provide us any credit at all.

As of December 31, 2009, we had $6.7 million in cash and cash equivalents.  During 2009, net cash provided by operating activities was $1.3 million, and was mainly comprised of our net profit of $0.0 million, decrease in accounts receivable and prepaid expenses of $1.9 million, and non-cash use of depreciation and amortization of $1.6 million, as partially offset by decrease in trade payables, accrued expenses and other liabilities of $1.2 million, and increase in net deferred tax assets of $1.0 million.

During 2009, net cash used in investing activities was $0.3 million, and was mainly comprised of $0.3 million used for capital expenditures. Our capital expenditures for 2009 were mostly for the purchase of computers, computer equipment and other office equipment

During 2009, net cash used in financing activities was $0.0 million, and was mainly comprised of $0.3 million of cash provided by short term bank credit, offset by $0.1 million repayment of long term credit, and $0.2 million used pursuant to our ongoing share repurchase program, which had been announced back in June 2008.

As of December 31, 2009, Microsystem had outstanding a long-term government loan of $0.32 million, of which $0.1 is to be repaid during 2010.

These activities caused our aggregate amount of cash and cash equivalents to increase to $6.7 million as of December 31, 2009, as compared to $5.7 million as of December 31, 2008; our short-term credit obligations to increase to $0.5 million as of December 31, 2009, as compared to $0.2 million as at December 31, 2008; and our long-term credit obligations to be reduced to $0.2 million as of December 31, 2009, as compared to $0.3 million as at December 31, 2008.

As of December 31, 2009, our working capital was $4.5 million and our total assets were $32.7 million, compared to $3.8 million and $33.9 million, respectively, as of December 31, 2008.  The increase in working capital resulted mainly from increase of cash and cash equivalents of $1.0 million, increase in other account receivables of $0.6 million, and decrease in trade payables of $0.8 million somewhat offset by decrease in trade receivables of $1.7 million,

Our trade receivables, net of allowance for doubtful accounts totaled $5.4 million on December 31, 2009, compared to $7.1 million on December 31, 2008.  The collection cycle for such trade receivables remained practically unchanged during 2009 compared to 2008.  We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten our collection cycles. Nevertheless, given the current global economic downturn, we cannot guarantee that collection cycles from one or more of our customers or Providers and Resellers will not lengthen relative to the past.

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

Impact of Inflation and Currency Devaluation on Results of Operations, Liabilities and Assets

Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid.  Therefore we believe that inflation and fluctuations in the U.S. dollar exchange rate may have a material effect on our results of operations. The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.

The exchange rate between the U.S. dollar and the NIS decreased slightly during 2009, from 3.802 NIS to one dollar at the start of the year to 3.775 NIS to one dollar at the end of the year and has remained mostly steady during the period of time since the conclusion of 2009, having ranged from a high of 3.870 NIS to one dollar to a low of 3.667 NIS to one dollar since December 31, 2009 (through May 31, 2010). The high and low exchange rates between the NIS and U.S. dollar during the 6 most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW (1 U.S. dollar =__ NIS)	HIGH (1 U.S. dollar = __ NIS)
November 2009	3.741	3.826
December 2009	3.772	3.815
January 2010	3.667	3.765
February 2010	3.704	3.796
March 2010	3.713	3.787
April 2010	3.682	3.749
May 2010	3.730	3.870

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate

January 1, 2005 - December 31, 2005	4.503 NIS/$1
January 1, 2006 - December 31, 2006	4.466 NIS/$1
January 1, 2007 - December 31, 2007	4.085 NIS/$1
January 1, 2008 - December 31, 2008	3.591 NIS/$1
January 1, 2009 - December 31, 2009	3.927 NIS/$1

In 2007, the rate of Israeli inflation was approximately 3.4% and the U.S dollar devaluated against the NIS by 9.0%.  In 2008, the rate of Israeli inflation was approximately 3.8% and the U.S dollar devaluated against the NIS by 1.1%.  In 2009, the rate of Israeli inflation was approximately 3.9%, and the U.S. dollar devaluated against the NIS by 0.7%.

Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from depreciation of the Euro relative to the U.S. dollar and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from depreciation of the U.S. dollar relative to the NIS.  However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low.  The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe that the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2009, we had currency exchange forward transactions to sell $5.2 million for a total amount of NIS 20.6 million until December 31, 2010. As of March 31, 2010, we had currency exchange forward transactions to sell $3.54 million for a total amount of NIS 13.9 million until December 31, 2010. See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents and licenses, etc.

We conduct our research and development operations primarily in Israel and to a small extent in Russia. Following the merger with Gibbs in January 2008 we now also have substantial research and development operations in California. Our research and development efforts have been financed through internal resources and through programs sponsored by the Chief Scientist of the Government of Israel, or the OCS. In the years ended December 31, 2007, 2008 and 2009, our gross research and development expenditures were $4.3 million, $7.1 million and $5.9 million, respectively (15%, 17% and 18% of total revenues, respectively). Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities. Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 with respect to OCS programs funded in or after 1994, royalties of revenues derived from products developed according to such programs are generally payable to the State of Israel at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the relevant OCS program. The maximum aggregate royalties will not, however, exceed 100% (for programs funded prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received from the OCS. Pursuant to an amendment effected in 2000, effective with respect to OCS programs funded in or after 2000, the royalty rates described above were updated to 3%, during the first three years, and 3.5%, in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999 with respect to OCS programs approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months.  As of December 31, 2009, our contingent liability with respect to such grants was approximately $0.7 million, including applicable interest, contingent upon our generating revenues from sales of products developed with funds provided by the OCS.

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

Although we believe that we have strong arguments to support our position, we have accrued royalty expenses in the amount of $3.1 million in our financial reports for the periods from January 1, 2005 through March 31, 2010, but we have not paid to the OCS any royalties associated with the products mentioned above. In light of the above-mentioned facts, we continue to evaluate and consider our next steps with the OCS, including without limitation, whether further royalty expense accruals will be necessary.   See “Item 3. Risk Factors - We may be required to pay royalties to the OCS in respect of sales since January 1, 2005” for a discussion of the risks to us arising from the possibility that we may be obligated to pay to the OCS the amount we have accrued with regard to this issue or even more than such amount.

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

In the years ended December 31, 2007, 2008 and 2009, we paid or accrued royalties to the OCS in the amount of $0.8 million, $0.5 million and $0.3 million, respectively.  We intend to consider whether further accruals will be necessary in light of the facts described above concerning our application to the OCS to recognize our claim that we are no longer obligated to pay royalties on a majority of our sales subsequent to January 1, 2005.

In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received. Our contingent liability as of December 31, 2009 with respect to such grants was $0.6 million, contingent upon our incremental exports.

In addition, we are currently participating in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. In 2009, 2008 and 2007 we recorded in our profit and loss statements $120,000, $121,000 and $16,000, respectively, of grants received.

Trend Information

We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures.  Following is a summary of the material trends and uncertainties influencing our operations:

Cash and Cash Equivalents. The consideration in the merger with Gibbs and the consideration for our acquisition of the remaining 49% of Microsystem, including related costs, were funded from accumulated cash and cash equivalents, thereby reducing our cash and cash equivalents in 2008 by approximately $6.0 million. In 2009, we reversed this trend, having experienced an increase in cash and cash equivalents of approximately $1.0 million, due mostly to positive cash flow from operating activities, which was offset partially by repurchases under our share buyback plan and purchases of property and equipment.

Merger with Gibbs, Acquisition of Microsystem, and Related Effects. As a result of the merger with Gibbs in 2008, we have experienced, since such time (relative to the periods prior thereto), an increase in the following: (i) our overall expenses and revenues; (ii) the relative portion of the U.S. dollar based expenses and revenues of our company group; and (iii) geographic diversity due mainly to an increase in sales in the U.S. market.  As a result of our completion of our acquisition of Microsystem and the consolidation of Microsystem's results with ours (commencing in the third quarter of 2007, but first reflected on a full year basis in 2008), we began to experience (a) a further increase in our overall expenses and revenues and (b) an increase in the European portion of our revenues and product sales, and related expenses, relative to the periods prior thereto.

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

1.           With respect to our contingent liability relating to payment of royalties to the OCS, see “Research and development, patents, licenses, etc.” in this Item 5 above.

2.            As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay such Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2009 was $0.6 million, contingent upon our incremental exports.

F.	Tabular Disclosure Of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2009:

	Payments due by Period (US$, in thousands)
Contractual Obligations as of December 31, 2009	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years

Operating Leases	9,117	2,240	5,536	1,341	-
Purchase Obligations and Commitments (1)	1,910	1,027	883	-	-
Other Long-Term Liabilities	(2) 4,116	4,116	-	-	-
Total Contractual Cash Obligations	15,143	7,383	6,419	1,341	-

(1) Certain obligations to software vendors reflected in the amounts recorded in this row assume that we achieve minimum revenue levels.  To the extent that our revenues are lower than such minimum levels, our obligations will be reduced accordingly.

(2) Represents a provision for future severance pay obligations.

G.            Safe Harbor

This annual report on Form 20-F contains "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (collectively, the "Safe Harbor Provisions'").  These are statements that are not historical facts and include statements about our beliefs and expectations.  These statements contain potential risks and uncertainties, and actual results may differ significantly.  Forward-looking statements are typically identified by the words "believe,"  "expect,"  "intend,"  "estimate" and similar expressions.  Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of our company or our directors or officers.  Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in Item 3 ("Key Information") under the caption "Risk Factors" ("Cautionary Statements").  Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements.  We undertake no obligation to update or revise any forward-looking statements.  All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows:

Name	Age	Position

Yossi Ben Shalom	55	Chairman of the Board
William F. Gibbs	56	Vice Chairman of the Board
Barak Dotan	42	Director
Yoel Rosenthal	55	Director
David Golan	69	Director
Eti Livni	61	External Director
Rami Entin	59	External Director
Dan Haran	52	President and Chief Executive Officer
Ilan Erez	42	Chief Financial Officer

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

William F. Gibbs is the founder of Gibbs System, Inc. (aka Gibbs and Associates), the makers of GibbsCAM.   He joined Cimatron on January 2, 2008, with the merger of Gibbs into Cimatron's wholly owned subsidiary.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978.  He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

Barak Dotan is a co-founder of DBSI Investments Ltd.  Prior to establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas.  Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

Yoel Rosenthal has been the CFO of DBSI Investments Ltd. since 2001. Prior to joining DBSI, Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber &Co. Prior to that he held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal holds an MBA from the University of California in Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

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

Rami Entin currently serves as an external director of Inter Colony Ltd., an Israeli publicly traded construction company. Mr. Entin is also a director of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Avnet Data Security Ltd., and serves as an external director of B.S.P. Biological Signals Processing Ltd. From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

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

Arrangements for the Election of Directors

DBSI Investments Ltd., our largest shareholder (holding approximately 46.85% of our share capital), controls the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors. Koonras and DBSI were parties to an agreement by which, among other matters, they would each appoint one-half of our directors, not including our external directors, and vote together at our shareholders’ meetings. However, following Koonras' sale of 1,700,000 Ordinary Shares to DBSI and 854,360 Ordinary Shares to Kotek in May 2008 and June 2008, respectively, Koonras is no longer a shareholder of our company and such agreement has been terminated.

As a result of the merger with Gibbs System, Mr. Gibbs was issued 1,500,000 Ordinary Shares, which represent approximately 16.47% of our outstanding share capital. Additionally, Mr. Gibbs has been appointed as the vice chairman of our board of directors. Under the merger agreement, we undertook to Mr. Gibbs that he will serve as the vice chairman of our board of directors as long as he continues to hold at least 9% of our issued and outstanding share capital.

Compensation

During the year ended December 31, 2009, we paid, in the aggregate, approximately $1.17 million in direct remuneration to our directors and officers for services provided by them to our company in such capacities.  Such sum does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in the countries we operate. We pay each of our external directors, as well as Mr. David Golan and Mr. William F. Gibbs, an annual fee of approximately $7,600, plus approximately $454 for each meeting of the board of directors or a committee thereof attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attendance at meetings of the board of directors.

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

External Directors

The Israeli Companies Law, 1999 (the "Companies Law") requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.

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

Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “financial expertise” and the other external director or directors are required to have “professional expertise.”  A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least 5 years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business. A director with “financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data. However, under regulations promulgated under the Companies Law, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with financial and accounting expertise, if at such time there is another director serving on the board of directors of such company who has financial and accounting expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange).  Our board of directors has determined that Mr. Entin has the requisite "financial expertise" while Ms. Livni has "professional expertise" as required of our external directors under the Companies Law.

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

•	Recommendation to the board of directors, if appropriate, that the company’s annual audited financial statements be included in the company’s annual report;

•	Review and discussion with management of all disclosures made by the company concerning any material changes in the financial condition or operations of the company;

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

•	Review and approval of all related-party transactions.

As of the date of this annual report, Mr. David Golan, Ms. Eti Livni and Mr. Rami Entin are serving as members of our audit committee.

Internal Auditor

Under the Companies Law, a company's board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.  During November 2007, we appointed Fahn Kanne Control Management, a member firm of Grant Thornton, as our internal auditor, replacing Ernst & Young – Kost, Forer, Gabbay & Kasierer Business Risk Services, which informed us that it could not continue to serve as our internal auditor due to a conflict of interests arising from auditing services provided to third parties.

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

Directors' Severance Benefits Upon Termination of Employment

Except for the employment agreement entered into by our subsidiary Cimatron Gibbs LLC with William Gibbs in his role on behalf of such subsidiary (as described below in "Item 7- Major Shareholders and Related Party Transactions – Related Party Transactions") we have not entered into any service contracts with any members of our board of directors that provide for specific benefits upon termination of employment.  Other than any termination notice provisions under Mr. Gibbs' employment contract, the only severance pay benefits that may be provided are required under Israeli law and are described below in the section titled "Employees".

Employees

The following table sets forth for the last three financial years, the number of our employees broken down into categories.

Period ending December 31,	2009	2008	2007

Research and Development	76	78	56

Marketing, Sales and Customer Support	187	198	173

Management, Administration and Information Systems	24	25	22

Total	287	301	251

As of April 30, 2010, we employed 285 full-time personnel, of whom 77 (most of whom hold advanced technical degrees) were employed in research and development, 184 were employed in marketing, sales and customer support and 24 were employed in various administrative, information systems and management positions. Of these employees, 83 were employed in Israeli operations, 4 were employed in Russia, 13 were employed by our original North American subsidiary, Cimatron Technologies Inc., 62 were employed by Cimatron Gibbs LLC (the surviving entity in the merger with Gibbs) in North America, 35 were employed by our German subsidiary, 43 were employed by our Italian subsidiary, 36 were employed by our Chinese subsidiaries, 1 was employed by our Indian subsidiary and 8 were employed by our Korean subsidiary. In addition, we employed 6 subcontractors' or free-lance personnel on average during the year 2009, and as of March 31, 2010 we employed 3 subcontractors personnel.

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

Israeli law generally requires severance pay, which may be funded via Managers’ Insurance (as described below), upon the retirement or death of an employee or termination of employment without cause (as defined in the law). The payments related thereto amount to approximately 8.33% of wages. The majority of our employees in Israel have subscribed to Section 14 of Israel's Severance Pay Law, 5723-1963 ("Section 14"). Pursuant to Section 14, our  employees, covered by this section, are entitled only to monthly deposits, at such 8.33% rate, made on their behalf by our company, covering potential severance payments to them. Payments in accordance with Section 14 release us from any future severance liabilities in respect of those employees. With regards to employees in Israel that are not subject to Section 14, our liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employee and the number of years of employment. Such employees are entitled to one month's salary for each year of employment (or a portion thereof for additional corresponding partial years of employment). Our  liability for such employees is fully provided for via monthly deposits to the Managers’ Insurance (as described below).

Israeli employees and employers are furthermore required to pay predetermined sums to the National Insurance Institute, which is similar to the United States Social Security Administration. Such amounts also include payments by the employee for national health insurance. The total payments to the National Insurance Institute are equal to approximately 17.43% of the employee’s wages (up to a specified amount), of which the employee contributes approximately 69% and the employer contributes approximately 31%.

A general practice that we follow, which, as of May 2006, is also legally required, is the contribution of funds on behalf of our employees to a fund known as “Managers’ Insurance.” This fund provides a combination of savings plan, insurance and severance pay benefits to the employee, giving the employee payments upon retirement or death and securing the severance pay, if legally entitled, upon termination of employment. While prior to May 2006 we could decide whether each employee was entitled to participate in the plan, after that date, we are required to enable participation of all employees in the plan. Each employee is required to contribute an amount equal to 5% of his or her basic salary per month for the Managers’ Insurance and we contribute an additional amount equal to between 13.3% and 15.8% of the monthly basic salary.

Share Ownership

1998 Share Option Plan

In April 1998, our board of directors adopted a share option plan (the “1998 Share Option Plan”) pursuant to which 620,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 1998 Share Option Plan is administered by our board, which designates the optionees and dates of grant. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the board on the date that the option is granted. Options granted vest over a period determined by the board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of option grants, provided that any such amendment is in the best interest of a grantee.  A grantee will be responsible for all personal tax consequences of a grant and the exercise thereof. In March 2000, the board adopted new guidelines for the grant and exercise of options to purchase Ordinary Shares reserved for issuance under the 1998 Share Option Plan. In August 2003, the board of directors approved the grant of options to purchase 150,000 of our Ordinary Shares at a price of $2.50 per share to two of our officers. Such options began to vest commencing one year after the date of grant, at a vesting rate of 25% per year, subject to the continued employment of the officers. As of December 31, 2009 and March 31, 2010, 12,500 of such options were outstanding, carrying an exercise price of $2.50 per share. For additional information relating to the stock options granted by us under the 1998 Share Option Plan, see Note 11.B to our financial statements included in Item 18.

As of March 31, 2010, only the above-referenced 12,500 options were outstanding, and no shares were reserved for future issuances, under the 1998 Share Option Plan, as the unallocated reserve under the plan had been previously transferred into the 2004 Share Option Plan (as defined below).

2004 Share Option Plan

In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan (the "2004 Share Option Plan") pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by our board, which designates the optionees and dates of grant. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the board on the date that an option is granted. Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the board, and are non-assignable except by the laws of descent. The board has the authority to amend the terms of the 2004 Share Option Plan, provided that any such amendment does not adversely effect any options granted thereunder. In February 2005, 238,500 options were granted to our employees under the 2004 Share Option Plan at an exercise price of $2.20 per share and with a term of ten years, and in August 2005, our board of directors approved the grant of an additional 32,000 options under the plan, at an exercise price of $2.00 per share and a term of 10 years, to our Chief Executive Officer. In December 2005, our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares. In May 2006 an additional 189,000 options were granted to Company employees under the 2004 Share Option Plan at exercise prices ranging from $1.75-$2.00 and with a term of five years. During August 2007, we granted an additional 74,000 options to our employees at an exercise price of $2.78 and with a term of five years. During January 2008, we granted an additional 66,000 options to our employees at an exercise price of $2.75 and with a term of five years, including 2,000 options to William F. Gibbs. All options granted under the 2004 Share Option Plan become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each grantee by us and/or our subsidiaries. Each grantee is responsible for all personal tax consequences of a grant and the exercise thereof. We intend to grant additional options under the 2004 Share Option Plan to our various directors, executive officers and employees.

In November 2007, our board of directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

At March 31, 2010 options to purchase 579,916 of our Ordinary Shares were available for grants to our various directors, officers, employees and consultants under the 2004 Share Option Plan.

Repurchase of Our Shares

On June 4, 2008, our board of directors authorized the use of up to $1 million of our available cash to repurchase our Ordinary Shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases are to be made in accordance with the requirements of the Securities and Exchange Commission (the "SEC"). The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued. As of the date of this annual report, we have repurchased 431,406 of our shares pursuant to this repurchase plan at an average price of $1.33 per share.

Together with the 166,100 shares that we had previously repurchased in the open market (during 2002 and 2003), at an average price of $0.95 per share, we have repurchased an aggregate of 597,506 of our Ordinary Shares under share repurchase programs. Under Israeli law, while all such repurchased shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and as such they cannot be voted and do not provide any other rights, other than upon liquidation.

Beneficial Ownership by Officers and Directors

Messrs. Ben Shalom, Dotan and Rosenthal may each (subject to the disclaimer provided in footnote (3) to the table in Item 7 below) be deemed to have beneficial ownership of an aggregate of 4,265,950 of our Ordinary Shares, representing 46.85% of our issued and outstanding share capital, by virtue of their positions with DBSI.  As indicated in the table appearing in Item 7 below, Mr. William F. Gibbs beneficially holds 1,501,333 or 16.49% of our outstanding Ordinary Shares, which includes 1,333 shares issuable upon exercise of options that are currently exercisable or will be exercisable within 60 days of May 31, 2010.  As to our remaining board members, each of David Golan, Eti Livni and Rami Entin beneficially holds no Ordinary Shares.  Among our executive officers, each of Dan Haran, our President and Chief Executive Officer and Ilan Erez, our Chief Financial Officer, beneficially holds less than 0.9% of our Ordinary Shares (after including shares that are issuable to them upon exercise of options that are either currently exercisable or will be exercisable within 60 days of May 31, 2010).  The options held by each of our directors and executive officers are subject to the terms (including exercise price and expiration date) described above in the description of option grants under our 1998 Share Option Plan and 2004 Share Option Plan.

The Ordinary Shares held (or issuable upon exercise of options held) by our directors and executive officers do not have voting rights that differ from those enjoyed by all holders of our Ordinary Shares.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth information, as of May 31, 2010, concerning the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of our Ordinary Shares by (i) any person who is known to us to own at least 5% of the Ordinary Shares of our Company and (ii) all of our directors and executive officers as a group.  The voting rights of our major shareholders do not differ from the voting rights of all other holders of our Ordinary Shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares

DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,265,950	46.85%

William F. Gibbs 4017 N. Cedarpine Lane Moonpark, CA 93021 California, U.S	1,501,333(1)	16.49%

3Kotek 2 B.V. Wielewaaleg 1, 4791, PD, Klundert, Netherlands	894,360(2)	9.82%

All directors and executive officers as a group (9 persons)	5,871,450(1)(3)	1.2%

(1)           Includes an aggregate of 1,500,000 Ordinary Shares and 1333 options to purchase Ordinary Shares beneficially held by William F. Gibbs.
(2)           Of such 894,360 Ordinary Shares reported in this Statement, 854,360 Ordinary Shares are held by 3Kotek 2 B.V. ("Kotek") and 40,000 Ordinary Shares are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Mr. Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the Ordinary Shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the Ordinary Shares held by Kotek.
(3)           Includes an aggregate of 4,265,950 shares beneficially held by DBSI Investments Ltd. ("DBSI"), which are attributable to certain of our directors by virtue of the positions that they hold on the board of directors of DBSI.  All of our directors to whom such share ownership is attributable disclaim such beneficial ownership. (Mr. Rosenthal in particular does not share in the equity ownership of DBSI).

Recent Significant Changes in the Percentage Ownership of Major Shareholders

On May 11, 2008, Koonras Technologies Ltd. ("Koonras"), a subsidiary of Polar Communications Ltd. and a then-current holder of approximately 27% of our Ordinary Shares, signed an agreement with DBSI pursuant to which Koonras was to sell to DBSI 1,700,000 Ordinary Shares (comprising approximately 18.67% of our current outstanding share capital) at a price per share of $2.80. As a result of the consummation of such transaction on or about June 26, 2008, Koonras' holdings were reduced to 854,360 Ordinary Shares, representing approximately 9.1% of our share capital at the time.  As a result of its acquisition of shares in such transaction, DBSI currently holds approximately 46.85% of our outstanding share capital.

On June 3, 2008, Koonras sold its remaining 854,360 Ordinary Shares that it then held to Kotek, a company incorporated under the laws of the Netherlands. As a result of the consummation of such transaction, Koonras is no longer a holder of our capital stock, and Kotek acquired an approximate 9.1% (as of such time) interest in our share capital.

As a result of Koonras' dispositions of the remaining Ordinary Shares of our stock that it held, Koonras and DBSI terminated the shareholders agreement to which they had previously been party.  Under the agreement, each of Koonras and DBSI effectively had the ability to control the outcome of most matters that were submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions, as each of Koonras and DBSI was entitled to appoint one-half of our directors, not including our external directors, and each of them had agreed to vote together at our shareholders’ meetings.

Record Holders

As of May 31, 2010, there were 30 record holders of our Ordinary Shares, of which 16 represented United States record holders owning an aggregate of approximately 42% of our outstanding Ordinary Shares.

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

As of February 21, 2002, in connection with its sale of its equity interest in our company to Koonras and DBSI, ZCT assigned all rights and obligations under the foregoing services agreement to Koonras and DBSI. An assignment of this agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002. Following the consummation of the sale of 1,700,000 of our shares from Koonras to DBSI on June 24, 2008, and the related approval of our shareholders at such time, the management services agreement was assigned in full to DBSI, which will continue to provide all the services and receive the entire annual fee.  The amount that we paid for services under this agreement totaled 1.76 million NIS in the year ended December 31, 2009.

Prior to the merger with Cimatron, Gibbs System, Inc. leased office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs. In connection with the merger with Gibbs System, Inc. and the assignment of the lease to us in 2008, we entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for us to extend the lease for an additional 5 years.  Also a result of the lease amendment, the rent that we are obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month).

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

In January 2008, in connection with the merger agreement with Gibbs System, Inc., we granted to Mr. Gibbs certain registration rights with respect to the Ordinary Shares issued to him as part of the merger consideration.  The grant of such registration rights was approved by our board. Pursuant to the registration rights agreement entered into with him, Mr. Gibbs has the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

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

In furtherance of our obligations to each of DBSI, Kotek and Mr. Gibbs under the above-described registration rights agreements, on September 8, 2009, we filed an F-3 registration statement registering the resale of the Ordinary Shares held by each such shareholder.  Such registration statement was declared effective by the SEC on December 9, 2009.

Employment Agreement with William F. Gibbs

In connection with the merger with Gibbs in January 2008, Cimatron Gibbs LLC, our subsidiary into which the Gibbs business was merged, entered into an employment agreement with Mr. Gibbs. The employment agreement provides, among others, for (i) an annual base salary of USD $160,000, (ii) an annual bonus based on increases in contribution to  our sales in North America and to the sale of Gibbs products, and (iii) other fringe benefits as customary for comparable officers of our company group in the United States.  Mr. Gibbs also signed non-compete undertakings for our benefit. On February 15, 2008, we announced that Mr. Gibbs was appointed as President North America. Mr. Gibbs, who continues to maintain his position as President and CEO of Cimatron Gibbs, is now responsible for promoting both Cimatron E and GibbsCAM product lines in North America. In addition, pursuant to an option grant approved in January 2008, Mr. Gibbs was granted 2,000 options to purchase our Ordinary Shares.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included in this annual report in “Item 18 - Financial Statements”.

Legal Proceedings

       Currently, and in the recent past, we are not and have not been a party to any legal proceedings, nor are there any legal proceedings (including governmental proceedings) pending or, to our knowledge, threatened against us or our subsidiaries, that our management believes, individually or in the aggregate, would have a significant effect on our financial position or profitability.  From time to time, we may become party to litigation relating to the ordinary course of our operations.  We intend to defend against any claims to which we may become subject, and to proceed with any claims that we may need to assert against third parties, in a vigorous fashion.

Dividend Distribution Policy

Certain of our enterprises are Approved Enterprises (as defined under the Israeli Law for the Encouragement of Capital Investments, 1959).  In the event of a distribution to shareholders of cash dividends out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, we would be subject to tax at a rate of 25%. In our financial statements, we have not provided an allowance for deferred taxes on future distributions of tax-exempt earnings, as our management and board of directors have determined not to make any distribution that may result in such tax liability to us. Accordingly, such earnings have been considered to be permanently reinvested.  Our tax-exempt earnings may be distributed to shareholders without subjecting us to taxes only upon a complete liquidation of our company.

Significant Changes

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our Company other than as described in the notes to such financial statements (and as described immediately below).

See “Item 6. Directors, Senior Management and Employees – Repurchase of Our Shares” for additional details regarding our ongoing repurchase of our Ordinary Shares.

Item 9.	The Offer and Listing.

Offer and listing details

Our Ordinary Shares were quoted on the Nasdaq Global Market (formerly the Nasdaq National Market) from March 1996 until April 17, 2001, from which time our Ordinary Shares have been quoted on the Nasdaq Capital Market (formerly the Nasdaq SmallCap Market).  Through April 16, 2000, we were quoted under the symbol CIMTF and since April 17, 2000 we have been quoted under the symbol CIMT.  The Ordinary Shares are not listed on any other stock exchange and have not been publicly traded outside of the United States.  The table below sets forth the high and low bid prices of the Ordinary Shares, as reported by Nasdaq during the indicated fiscal periods:

Period	High (U.S. $)	Low (U.S. $)
Six most recent months:
May 2010	1.95	1.32
April 2010	2.38	1.60
March 2010	2.20	1.61
February 2010	3.58	0.98
January 2010	1.29	1.10
December 2009	1.29	1.12

Two most recent full financial years and subsequent periods, by quarter:
First Quarter 2010	3.58	0.98
Fourth Quarter 2009	1.41	1.00
Third Quarter 2009	1.09	0.80
Second Quarter 2009	1.18	0.61
First Quarter 2009	1.33	0.56
Fourth Quarter 2008	1.64	0.65
Third Quarter 2008	2.35	1.50
Second Quarter 2008	3.06	1.58
First Quarter 2008	3.98	2.53

Five most recent financial years:
2009	1.41	0.56
2008	3.98	0.65
2007	4.58	1.34
2006	1.73	1.00
2005	2.14	1.05

Markets

Our shares are traded only on the Nasdaq Capital Market, where they are listed and traded under the symbol “CIMT”.

Item 10.	Additional Information.

Memorandum and Articles of Association

Register

Our registration number at the Israeli registrar of companies is 52-004267-2.

Articles of Association; Israeli Companies Law

In December 2006, our shareholders adopted amended and restated articles of association for our company (the "Articles") which replaced in their entirety our previous articles of association, which were approved prior to the adoption of the Companies Law and were not always consistent with the provisions of the Companies Law. Our objective as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

We currently have only one class of securities outstanding, our Ordinary Shares, par value NIS 0.10 per share. No preferred shares are currently authorized.

Holders of Ordinary Shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. Our Articles may be amended by a resolution approved at a general meeting by a majority of the shares present and voting thereon (excluding abstained votes). Our shareholders' rights may not be modified in any other way unless otherwise expressly provided in the terms of issuance of the shares.

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by our board of directors, upon at least 21 days prior notice to our shareholders.  No business may be commenced in any annual meeting until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by our board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

•	amendments to our Articles;

•	appointment or termination of our auditors;

•	appointment and dismissal of directors;

•	approval of acts and transactions requiring general meeting approval under the Companies Law;

•	increase or reduction of our authorized share capital or the rights of shareholders or a class of shareholders;

•	any merger as provided in Section 320 of the Companies Law; and

•
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

Our Articles provide that our board of directors may from time to time, at its discretion, borrow or secure the payment of any sum of money for the objectives of our company.  Our directors may raise or secure the repayment of such sum in a manner, time and terms as they see fit.

According to our Articles, our board of directors may delegate any authority that it has to a committee comprised of members of the board.  Any committee to which the board’s powers are delegated must abide by the regulations enacted by the board in respect of such delegated powers.  In the absence of any such regulations, the committee must abide by our Articles.  Our board has currently appointed one committee, which is our audit committee, as described above in Item 6.

Transactions with Certain Shareholders

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Companies Law, as a (i) director, (ii) general manager, (iii) chief business manager, (iv) deputy general manager, (v) vice general manager, (vi) executive vice president, (vii) vice president, (viii) another manager directly subordinate to the managing director or (ix) any other person assuming the responsibilities of any of the forgoing positions without regard to such person's title.  The duty of care prescribed by the Companies Law requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of loyalty prescribed by the Companies Law generally requires an office holder to act in good faith and for the good of the company.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company. In addition, if the transaction is an extraordinary transaction, as defined under Israeli law, the office holder must also disclose any personal interest held by the office holder's spouse, siblings, parents, grandparents, descendants, spouse's descendants and the spouses of any of the foregoing, or by any corporation in which the office holder is a 5% or greater shareholder, holder of 5% or more of the voting power, director or general manager or in which he or she has the right to appoint at least one director or the general manager.  An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company's profitability, assets or liabilities.

In the case of a transaction that is not an extraordinary transaction, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise.  The transaction must not be adverse to the company's interest.  If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered.  However, should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

•	all of the directors shall be permitted to vote on the matter and attend the meeting at which the matter is considered; and

•	the matter requires approval of the shareholders at a general meeting.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, and agreements relating to employment and compensation terms of a controlling shareholder, require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder's position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least one-third of the shares held by disinterested shareholders who are present in person or by proxy at the meeting and who are voting thereon, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than one percent of the voting rights in the company.

In addition, a private placement of securities that (i) includes the issuance of twenty percent or more of the company's outstanding voting rights (prior to such issuance) in which the consideration, in whole or in part, is not in cash or registered securities or is not at market value, and as a result of which a person holding five percent of more of the company’s share capital or voting rights will increase or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company's outstanding share capital, or (ii) will cause any person to become, as a result of the issuance, a controlling shareholder of the company (as defined above), requires approval by the board of directors and the shareholders of the company.  The regulations under the Companies Law provide certain exceptions. Any placement of securities that does not fit the above description may be issued at the discretion of the board of directors.

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, in connection with voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;

•	an increase of the company's authorized share capital;

•	a merger; or

•	approval of interested party transactions that require shareholder approval.

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

Material Contracts

Other than the registration rights agreements, the services agreement and lease agreement described in “Item 7 - Major Shareholders and Related Party Transactions – Related Party Transactions,” our current lease agreement described below, and the Microsystems investment contracts and the merger agreement between our subsidiary and Gibbs, both of which are described in “Item 4. Information on the Company- History and Development of the Company”, all of the contracts to which we have been panty over the past two years have been in the ordinary course of our business.

We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003.  Since January 10, 2006, we have occupied approximately 1,750 square meters at this facility. The initial term of the lease was three years, expiring in June 30, 2006, following which we exercised our option to extend the lease for an additional three years.  In mid 2008, we further extended the lease for an additional five year period, through June 30, 2014, and reduced our occupied space to approximately 1,475 square meters.

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

The following discussion does not address the tax consequences to holders of Ordinary Shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, grantor trusts, real estate investment trusts or regulated investment companies, financial institutions or financial services entities, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold Ordinary Shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar.  This discussion also does not apply to holders who acquired their Ordinary Shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.  This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (the "U.S.-Israel Tax Treaty"), all of which are subject to change or change in interpretation, possibly with retroactive effect.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Ordinary Shares that is:

a citizen or resident of the United States;

a corporation or other entity taxable as a corporation organized under the laws of the United states or any political subdivision of the United States;

an estate the income of which is subject to United States federal income taxation without regard to its source; or

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) that has in effect a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

For certain non-corporate U.S. Holders, subject to the discussion below under ‘‘Passive Foreign Investment Company Rules” (the “PFIC discussion”), for taxable years before January 1, 2011, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a ‘‘qualified foreign corporation’’ (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the ‘‘ex-dividend date’’ (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).  Generally, we may be considered a ‘‘qualified foreign corporation’’ (a ‘‘QFC’’) if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service (the "IRS") determines is satisfactory. However, even we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.  See the discussion below as to PFIC status.

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

Generally, a non-United States corporation is deemed to be a PFIC if either (i) 75% or more of its gross income (including the pro rata gross income of any company (United States or non-United States) in which such corporation is considered to own 25% or more of the stock by value) for the taxable year is passive income (generally referred to as the "income test") or (ii) 50% or more of the average value of its assets (including the pro rata value of the assets of any company in which such corporation is considered to own 25% or more of the stock by value) during the taxable year, measured at the end of each quarter, produce, or are held for the production of, passive income in the taxable year (generally referred to as the "asset test").

Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2009, and we do not believe that we will be deemed a PFIC for the tax year ending December 31, 2010.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of the PFIC rules.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

Taxation of U.S. Holders of PFIC Shares Generally

If we were deemed to be a PFIC for any taxable year during which a U.S. Holder held our Ordinary Shares and such holder failed to make certain elections, then the following would apply to the U.S. Holder:

●
gain recognized by the U.S. Holder upon the disposition of, as well as income recognized upon receiving excess distributions on, our Ordinary Shares would be taxable as ordinary income ("excess distributions" are the portion of any distributions received in a taxable year in excess of 125% of the average annual distributions received in the three preceding taxable years, or, if shorter, during the U.S. Holder's holding period for our Ordinary Shares);

●	the U.S. Holder would be required to allocate such excess distribution income and/or disposition gain ratably over such holder's entire holding period for our Ordinary Shares;

●
the amount allocated to each year other than the year of the distribution payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, in effect for such other year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax liability for each such other year;

●	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, our Ordinary Shares; and

●
any U.S. Holder who acquired our Ordinary Shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to the fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent's basis, if lower.

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

General Corporate Tax Structure

Generally, as of January 1, 2010, Israeli companies are subject to corporate tax at a rate of 25% on taxable income The effective tax rate payable by a company that derives income from an Approved Enterprise (as further discussed below), however, may be considerably less. Corporate tax rates, which were reduced from a rate of 31% for the 2006 tax year, to a rate of 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year and 25% for the 2010 tax year, will further decline to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter. The difference between the annual changes in the Israeli Consumer Price Index and in the NIS/U.S. Dollar exchange rates causes a difference between taxable income and the income reflected in our financial statements.  See Note 12.D to our consolidated financial statements included herein.

Following an additional amendment to the Israeli Income Tax Ordinance (the “Ordinance”), which came into effect on January 1, 2009, an Israeli corporation may elect a 5% rate of corporate tax (instead of 25%) for income from dividend distributions received from a foreign subsidiary which is distributed and used in Israel in 2009, or within one year after actual receipt of the dividend, whichever is later. The 5% tax rate is subject to various conditions, which include, inter alia, conditions with regard to the identity of the corporation that distributes the dividends, the source of the dividend, the nature of the use of the dividend income and the period during which the dividend income will be used in Israel.

Pursuant to the provisions of the Law for Amendment of the Income Tax Ordinance (No. 132), 5762-2002 (the “Reform Law”) and the Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005, for Israeli companies, tax was applied in 2009 at a reduced rate of 25% on capital gains arising after January 1, 2003, instead of the regular corporate tax rate, which will be imposed on such gains as of 2010. In case of the sale of properties purchased before the adoption of the Reform Law, the reduced tax rate will apply only to the portion of the profit that arose after the adoption of the Reform Law, as computed according to the law. Further, the Reform Law states that capital losses carried forward for tax purposes may be offset against capital gains indefinitely. The Reform Law also provides for the possibility to offset capital losses from sale of properties outside Israel against capital gains in Israel.

Besides being subject to the general corporate tax rules in Israel, we have also from time to time applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Capital Investments, 1959

The Law for the Encouragement of Capital Investments, 1959 (the "Investment Law") provides that a proposed capital investment in production facilities or other eligible facilities may be designated as an Approved Enterprise.  An application to the Investment Center of the Ministry of Industry and Trade (the "Investment Center"), must be submitted to obtain Approved Enterprise status.  Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

The tax benefits available under any instrument of approval relate only to taxable profits attributable to the specific program and are contingent upon meeting the criteria set out in the instrument of approval.  If a company has more than one approval or only a portion of its capital investments are approved, its effective tax rate is the weighted average of the various applicable tax rates, excluding any tax-exempt income.  Subject to applicable provisions concerning income under the alternative package of benefits, if a company with one or more approvals distributes dividends, the dividends are deemed attributable to the entire company.  As explained below, following the amendment of the Investment Law which became effective on April, 1, 2005, companies may receive tax benefits under the law without applying for an Approved Enterprise status.

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

Dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate under an applicable tax treaty.  This withholding tax is deductible at source by the Approved Enterprise.  The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to twelve years thereafter.  We elected the alternative benefits track, and will additionally be subject to pay corporate tax at the rate of 25% in respect of the gross amount of the dividend that we may distribute out of profits which were exempt from corporate tax in accordance with the provisions of the alternative benefits track.  If we are also deemed to be a Foreign Investors Company, or FIC (as defined below), and if the FIC is at least 49% owned by non-Israeli residents, the corporate tax rate paid by us in respect of the dividend we may distribute from income derived by our Approved Enterprises during the tax exemption period may be taxed at a lower rate.

Under the Investments Law, a company that has elected the alternative package of benefits is not obligated to distribute retained profits, and may generally decide from which year’s profits to declare dividends. As we have elected the alternative benefits package, we are not obligated to attribute any part of dividends that we may distribute to exempt profits, and we may decide from which year’s profits to declare dividends.  We currently intend to reinvest any income that we may in the future derive from our Approved Enterprise programs and not to distribute the income as a dividend.

If we qualify as an FIC, our Approved Enterprises will be entitled to additional tax benefits. Subject to certain conditions, an FIC is a company with a level of foreign investment of more than 25%. The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. Such a company will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investments is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

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

Tax benefits under an Amendment that became effective on April 1, 2005

On April 1, 2005, the Investment Law was significantly amended. This amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The amendment provides that terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law as they were on the date of such approval.  Furthermore, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income will be derived from export.

The amendment provides that Approved Enterprise status will only be necessary for receiving cash grants. As a result, it is no longer necessary for a company to acquire Approved Enterprise status in order to receive the tax benefits previously available under the alternative benefits provisions. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set out by the amendment. Companies are entitled to approach the Israeli Tax Authority for a pre-ruling regarding their eligibility for benefits under the amendment.

Tax benefits are available under the amendment to production facilities (or other eligible facilities), which are generally required to derive more than 25% of their business income from export to specific markets with a population of at least 12 million.. In order to receive the tax benefits, the amendment states that the company must make an investment that meets all the conditions set out in the amendment for tax benefits and exceeds a minimum amount specified in the Investment Law. Such investment allows the company to receive a Benefited Enterprise status, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where the company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise and the company’s effective tax rate will be the weighted average of the applicable rates.  In this case, the minimum investment required in order to qualify as a Benefited Enterprise is required to exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the amendment to qualifying income of a Benefited Enterprise are determined, inter alia, by the geographic location of the Benefited Enterprise. The location will also determine the period for which tax benefits are available.

Dividends paid out of income derived by a Benefited Enterprise will be treated similarly to payment of dividends by an Approved Enterprise under the alternative benefits track. Therefore, dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to twelve years thereafter except with respect to an FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax in respect of the gross amount of the dividend at the otherwise applicable rate of 25%, or lower in the case of a qualified FIC which is at least 49% owned by non-Israeli residents. The dividend recipient would be subject to tax at the rate of 15% on the amount received which tax would be deducted at source.

As a result of the amendment, tax-exempt income generated under the provisions of the Investments Law, as amended, will subject us to taxes upon distribution of the tax-exempt income to shareholders or liquidation of the company, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

The amendment sets a minimal amount of foreign investment required for a company to be regarded as an FIC.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Law for the Encouragement of Industrial Research and Development, 5744-1984

Under the Law for the Encouragement of Industrial Research and Development, 5744 -1984 (the “Research Law”) and the regulations promulgated thereunder, research and development programs approved by the Research Committee of the Office of the Chief Scientist (the “Research Committee”) are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from the sale of the product developed in accordance with the program. Once a project is approved, the Office of the Chief Scientist (the "OCS"), will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, usually up to up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program. Grants received under programs approved after January 1, 1999, are subject to interest at an annual rate of LIBOR for 12 months applicable to dollar deposits, which will accrue annually based on the LIBOR rate published on the first day of each year.

For information regarding restrictions upon, and conditions to, (a) the manufacture outside of Israel of products using technology developed using OCS funding and (b) the transfer of such technology to a non-Israeli entity whether through the direct transfer of the technology or through a transaction involving the company that received such funding, see “Item 5 – Operating and Financial Review and Prospects - Research and development, patents and licenses, etc.”

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred.  These expenses must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the enterprise.  Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction.  The amount of such deductible expenses, however, is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. . However, the amounts of any government grants made available to us are subtracted from the amount of the deductible expenses.

Law for the Encouragement of Industry (Taxes), 5672- 1969

The following preferred corporate tax benefits, among others, are available to "Industrial Companies" (which we believe we qualify as, as described below) under the Law for the Encouragement of Industry (Taxes), 5672-1969 (the "Industry Encouragement Law"):

☐	Deduction of purchases of know-how, patents and the right to use a patent over an eight year period for tax purposes.

☐	Deduction, for tax purposes, of expenses related to a public offering on the Tel Aviv Stock Exchange and on recognized stock markets outside of Israel over a three-year period in equal amounts.

☐	Accelerated depreciation rates on both equipment and buildings.

☐	The right to elect, under specified conditions, to file a consolidated tax return with additional related Israeli Industrial Companies and an industrial holding company.

Eligibility for Benefits Under Industry Encouragement Law

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.  Under the law, an “Industrial Company” is defined as a company resident in Israel, at least 90% of the income of which, in any tax year, determined in Israeli currency, exclusive of income from government loans, and specific kinds of passive income such as capital gains, interest and dividends, is derived from an Industrial Enterprise owned by it.  An Industrial Enterprise is defined as an enterprise whose major activity in a given tax year is industrial production activity.

We believe that we currently qualify as an Industrial Company within the definition under the Industry Encouragement Law.  No assurance can be given that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between the “Real Gain” and the “Inflationary Surplus”. The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. The Real Gain is the excess of the total capital gain over the Inflationary Surplus.

As of January 1, 2006, an individual is subject to a 20% tax rate on real capital gains derived from the sale of shares, as long as the individual has not demanded a deduction of interest and linkage differences in connection with the purchase and holding of the securities; and as long as the individual is not considered a "substantial shareholder" of the company issuing the shares, meaning a shareholder who holds directly or indirectly, including with others, at least 10% of any means of control in the issuer. A substantial shareholder (or a shareholder who has demanded a deduction of interest and linkage differences) will be subject to tax at a rate of 25% on real capital gains derived from the sale of shares issued by the company. The determination of whether the individual is a substantial shareholder will be made on the date that the securities are sold. In addition, the individual will be deemed to be a substantial shareholder if at any time during the twelve months preceding this date he or she had been a substantial shareholder. Israeli companies are subject to the corporate tax rate on capital gains derived from the sale of shares, unless such companies were not subject to the Income Tax Law (Adjustment for Inflation) 1985 (the "Adjustments Law") (or certain regulations) at the time of publication of the aforementioned Law for Amendment of the Income Tax Ordinance (No. 147), 5765-2005 that came into effect on January 1, 2006, in which case the applicable tax rate is 25%. The foregoing tax rates, however, will not apply to (i) dealers in securities; and (ii) shareholders who acquired their shares prior to an initial public offering (which shares may be subject to a different tax arrangement).

The tax basis of shares acquired prior to January 1, 2003 will be determined in accordance with the average closing share price in the three trading days preceding January 1, 2003. However, a request may be made to the tax authorities to consider the actual adjusted cost of the shares as the tax basis if it is higher than such average price.

However, according to the tax reform legislation, non-residents of Israel are exempt from any capital gains tax on any gains derived from the sale of shares of Israeli companies publicly traded on a recognized stock exchange or regulated market outside of Israel (including from the sale of our Ordinary Shares), provided however that (i) such capital gains are not derived through a permanent establishment in Israel; (ii) such shareholders are not subject to the Adjustments Law; (iii) such shareholders did not acquire their shares prior to an initial public offering; and (iv) so long as our Ordinary Shares remain listed for trading as described above. However, non-Israeli corporations holding our Ordinary Shares will not be entitled to such exemption if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In some instances where our shareholders may be liable to Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

U.S.-Israel Tax Treaty

Pursuant to the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the Ordinary Shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty; and (iii) is entitled to claim the benefits afforded to such resident by the U.S.-Israel Tax Treaty (called a “Treaty U.S. Resident") will generally not be subject to Israeli capital gains tax. Such exemption will not apply if (i) such Treaty U.S. Resident is an individual and was present in Israel for more than 183 days during the relevant taxable year or (ii) such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of the voting power of our company during any part of the 12-month period preceding such sale, exchange or disposition, subject to certain conditions, or (iii) the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case,  a sale, exchange or disposition of Ordinary Shares would be subject to Israeli capital gains tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Israeli Taxation of Non-Residents

Non-residents of Israel, including corporations, will generally be exempt from any Israeli capital gains tax derived from the sale of our Ordinary Shares so long as (i) the gains are not derived through a permanent establishment that the non-resident maintains in Israel, (ii) the shares remain listed for trading on a designated stock market and (iii) the shares were purchased after being listed on the designated stock market.  These provisions dealing with capital gains are not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.  However, non-Israeli corporations holding our Ordinary Shares will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  In addition, pursuant to the U.S.-Israel Tax Treaty, the rules (including the limitations) described above under the heading "U.S.-Israel Tax Treaty" govern the sale, exchange or disposition of Ordinary Shares by a person who (i) holds the Ordinary Shares as a capital asset; (ii) qualifies as a resident of the United States within the meaning of the U.S.-Israel Tax Treaty; and (iii) who is a Treaty U.S. Resident.

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel.  These sources of income include passive income, such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel.  On distribution of dividends other than bonus shares or stock dividends, income tax is withheld at the source at the following rates: (i) 20% for dividends paid to an individual or foreign corporation who is not a substantial shareholder; (ii) 25% for dividends paid to a substantial shareholder at any time during the 12-month period preceding such distribution, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence; and (iii) 15% for dividends generated by an Approved Enterprise or Benefited Enterprise, unless in each case a different rate is provided in a treaty between Israel and shareholder’s country of residence.  Under the U.S.-Israel Tax Treaty, the maximum tax on dividends paid to a holder of Ordinary Shares who is a Treaty U.S. Resident is 25%.  The maximum tax rate on dividends not generated by an Approved Enterprise paid to a U.S. corporation holding at least 10% of our issued voting power during the part of the tax year which precedes the date of payment of the dividend and during the whole of its prior tax year, is generally 12.5%.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Documents on Display

We are required to file reports and other information with the SEC under the Exchange Act and the regulations thereunder applicable to foreign private issuers. Reports and other information filed by us with the SEC may be inspected and copied at the SEC’s public reference facilities described below.  Although as a foreign private issuer we are not required to file periodic information as frequently or as promptly as United States companies, we generally do publicly announce our quarterly and year-end results promptly and file periodic information with the SEC under cover of Form 6-K.  As a foreign private issuer, we are also exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and our officers, directors and principal shareholders are exempt from the reporting, short-swing profit and other provisions of Section 16 of the Exchange Act and the rules promulgated thereunder.

This annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at 100 F Street N.W., Washington, D.C. 20549, and the SEC’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the annual report or other filings may be obtained from these offices after payment of fees required by the SEC. Please call the SEC at 1-800-SEC-0330 for further information.  The Exchange Act file number for our SEC filing is 000-27974.

The SEC also maintains a website at http://www.sec.gov from which certain filings may be accessed.

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

As of December 31, 2009 we had currency exchange forward transactions to sell $5.2 million for a total amount of NIS 20.6 until December 31, 2010. As of March 31, 2010, we had currency exchange forward transactions to sell $3.54 million for a total amount of NIS 13.9 million until December 31, 2010.

Interest Rate Risks

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio.  As of December 31, 2009, we had financial assets totaling approximately $6.7 million, comprised of cash and bank deposits, all of which may be considered fixed rate financial assets. Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings would be negligible, holding other variables constant.

In addition, under the two credit lines that we obtained prior to the closing of our merger with Gibbs, the annual interest rates on outstanding principal amounts may vary from Libor + 0.9% to Libor +1.2%.  As of March 31, 2010, there were no outstanding amounts drawn thereunder. Given the current global financial crisis, there is no assurance that if and when we would need to draw upon these credit lines, the banks from which we obtained the credit lines would agree to provide to us any credit without further covenants or guarantees, or that they would agree to provide us any credit at all.

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

Our Subsidiaries - We operate internationally and our subsidiaries in Germany and Italy conduct their respective operations in Euros. This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss. Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $884,000.

Our Providers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Providers in countries whose currency is linked to the Euro.  Our revenues from these Providers are therefore exposed to exchange rate differences between the Euro and the United States dollar.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these Providers of approximately $108,000.

In the period from January 1, 2010 through May 31, 2010, the Euro depreciated relative to the U.S. dollar by approximately 14% due to the ongoing financial crisis in various countries of the European Union.  A continuation of such trend would have an adverse impact on our U.S. dollar denominated financial results.  See “Item 3 - Risk Factors" - for a discussion of the risks to us arising from this possibility.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Expenses in New Israeli Shekels

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar. The inflation rate in Israel was 3.9%, 3.8% and 3.4% in 2009, 2008 and 2007, respectively. The appreciation of the NIS against the U.S. dollar was 0.7%, 1.1 % and 9.0% in 2009, 2008 and 2007, respectively.  Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $0.8 million excluding the effect of our hedging transactions.

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

(a) Disclosure Controls and Procedures - Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2009.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2009.

(b) Management’s Annual Report on Internal Control Over Financial Reporting –  Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act.  Our internal control over financial reporting system is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

Our management, with the participation of our principal executive and principal financial officers, assessed our internal control over financial reporting as of December 31, 2009. Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management has concluded that, as of December 31, 2009, our internal control over financial reporting is effective.

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

(c) Changes in Internal Control Over Financial Reporting - Based on the evaluation conducted by our management, with the participation of our principal executive and principal financial officers, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2009, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Rami Entin, who serves on the audit committee of our board of directors and who meets the "independence" definition under the Nasdaq Stock Market Listing Rules, qualifies as our "audit committee financial expert," as defined under the rules and regulations of the SEC, as well as our external director with “financial expertise” under the Companies Law.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to the persons subject thereto will be publicly disclosed by us as, and to the extent, required by any applicable law, rule and regulations.  No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2009.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2008 and 2009 were $74,000 and $70,000, respectively.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2008 and 2009 (aside from the fees included under "Audit Fees" above).

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2008 and 2009 were $4,000 and $5,000, respectively

All Other Fees

In 2008 and 2009, the aggregate fees billed for additional professional services rendered to us by our principal accountants, other than for services described in the above categories, were $10,000 and $0, respectively.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

The audit committee of our board of directors is responsible for the oversight of our independent accountants’ work.  The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent accountants, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.  These services may include audit services, audit-related services, tax services and other services, as described above.  Our audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, our independent accountants and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.  Such fees for 2008 and 2009 were pre-approved by the audit committee in accordance with these procedures, including a $5,000 maximum amount that was pre-approved by the audit committee in August 2009 for tax compliance services related to the tax assessment process for our German subsidiary in Germany.

In December 2009, our shareholders approved the engagement of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2009 and until the next annual shareholder meeting.  Such approval followed the pre-approval by our board of directors and audit committee of such engagement (in the case of the audit committee, as described above).

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Equity Securities(1)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share	(c) Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs
January 2009	20,200	1.04	20,200	753,223
February 2009	9,934	0.97	9,934	743,574
March 2009	4,900	0.81	4,900	739,588
April 2009	18,500	0.84	18,500	724,141
May 2009	19,600	0.90	17,300	706,462
June 2009	29,600	0.90	29,600	679,710
July 2009	6,500	0.84	6,500	674,225
August 2009	11,900	0.86	11,900	663,980
September 2009	18,300	0.92	18,300	647,188
October 2009	11,450	1.11	11,450	634,502
November 2009	10,404	1.16	10,404	622,404
December 2009	300	1.20	300	622,044
Total	161,588	0.94	161,588

(1)           On June 4, 2008 we announced that our board of directors had approved the use of up to $1 million of our available cash to repurchase our Ordinary Shares.  Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases will be made in accordance with the requirements of U.S. securities laws. For portions of the authorized repurchase amount, we have entered into plans that are compliant with Rule 10b5-1 and Rule 10b-18 under the Exchange Act that are designed to facilitate such purchases. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.

Item 16F.	Change in Registrant's Certifying Accountant.

Not applicable.

Item 16G.	Corporate Governance.

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

We have chosen not to comply with Nasdaq Listing Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s nominations process), 5605(b)(1) (requiring a majority of the board of directors to be comprised of independent directors) and 5605(b)(2) (requiring regularly scheduled meetings of a listed company’s independent directors).  Under Israeli law, the board nominations process is conducted by the full board of directors.  Similarly, under Israeli law, all matters that are subject to the approval of a company's board of directors are discussed by the full board of directors.  Furthermore, under Israeli law, the board of directors needs to include external directors (as described in "Item 6- Directors, Senior Management and Employees- Board of Directors- External Directors") but independent or external directors do not need to comprise a majority of the board.  In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the Nasdaq listing requirement for shareholder approval for the establishment of, and amendments to, stock option or purchase plans (Nasdaq Listing Rule 5635(c)), which matter is not subject to shareholder approval under Israeli law and practice.

We have also chosen to follow our home country practice in lieu of compliance with Nasdaq Listing Rule 5605(d), which requires that the compensation of the chief executive officer and all other executive officers of our company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors. Under the Companies Law, the compensation of such officers is determined by the full board of directors, and there is no requirement for a recommendation or determination by independent directors or a compensation committee.  If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, board of directors and shareholders of a company and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

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

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See pages F-1 through F-32 appended hereto.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of Cimatron Ltd.*

4.1	Services Agreement by and between Cimatron Ltd and DBSI Investments Ltd. ("DBSI"), as assigned to DBSI by Zeevi Computers and Technology Ltd.**

4.2	Registration Rights Agreement, dated June 3, 2007, by and among Cimatron Ltd., 3Kotek 2 B.V. (as successor in interest to Koonras Technologies Ltd.) and DBSI Investments Ltd.***

4.3	Registration Rights Agreement, dated December 31, 2007, by and between Cimatron Ltd. and William F. Gibbs.****

4.4	Employment Agreement, dated as of January 2, 2008, by and between William F. Gibbs and Cimatron Gibbs LLC (formerly known as Nortamic LLC).*****

8.1	List of Cimatron Ltd. Subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu

15.2	Consent of Lucas, Horsfall, Murphy & Pindroh, LLP

*	Incorporated by reference to Exhibit A to our Proxy Statement for our 2006 Annual General Meeting of Shareholders, included in our Current Report on Form 6-K, filed with the SEC on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the SEC on February 16, 1996.

***	Incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007 (File No. 0-27974).

****	Incorporated by reference to Exhibit 4.2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

*****	Incorporated by reference to Exhibit 4.2.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIMATRON LTD.

By:	/s/ Dan Haran
Name:	Dan Haran
Title:	President and Chief Executive Officer

Date: June 28, 2010

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2009

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.co.il

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd (the "Company")  and its subsidiaries as of December 31, 2009 and 2008 and the related statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of certain subsidiary, which statement reflect total assets constituting  approximately 8% and 7% of  consolidated total assets as of December 31, 2009 and 2008, respectively, and total  revenues constituting approximately 28% and 24% of consolidated total revenues for the years ended December 31, 2009 and 2008. Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for the abovementioned subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 25, 2010

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 0 9	2 0 0 8
ASSETS

Current assets
Cash and cash equivalents		$6,684	$5,727
Trade accounts receivable, net of allowance for doubtful accounts of $1,404 and $1,319 as of December 31, 2009 and 2008 respectively	4	5,422	7,108
Other accounts receivable and prepaid expenses	5	3,111	2,515
Inventory		197	182
Total current assets		15,414	15,532

Deposits with insurance companies and severance pay funds	9	2,935	2,719

Property and equipment	6
Cost		9,725	9,454
Less - accumulated depreciation		8,679	8,142
Property and equipment, net		1,046	1,312

Other assets
Software development costs, net	7	40	79
Goodwill, net		8,910	8,910
Other Intangible Assets		4,335	5,318
Total other assets		13,285	14,307

Total assets		32,680	33,870

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

		December 31,
	Note	2 0 0 9	2 0 0 8
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank credit		456	155
Related parties		138	131
Trade payables		1,064	1,865
Other liabilities and accrued expenses	8	6,853	7,217
Deferred revenues		2,397	2,348
Total current liabilities		10,908	11,716

Long-term liabilities
Accrued severance pay	9	4,104	3,933
Long term loan		204	293
Deferred tax liability		1,365	1,729
		5,673	5,955

Contingent liabilities and commitments	10	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	11
Ordinary shares of NIS 0.10 par value (Authorized -19,950,000 shares, issued and outstanding - 9,560,698 shares at December 31, 2009 and 9,560,698 at December 31, 2008)		304	304
Additional paid-in capital and other capital surplus		18,204	18,131
Accumulated deficit		(1,894)	(1,908)
Accumulated other comprehensive loss:
Foreign currency translation adjustments		(158)	(249)
Unrealized gain on derivative instruments		233	314
		16,689	16,592
Treasury stock, at cost; 475,410 and 313,822 shares at December 31, 2009 and 2008 respectively		(542)	(389)
Total Cimatron Ltd. shareholders’ equity		16,147	16,203

Noncontrolling interest		(48)	(4)

Total equity		16,099	16,199

Total liabilities and shareholders’ equity		32,680	33,870

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 0 9	2 0 0 8	2 0 0 7
Revenues:	14a
Products		$13,191	$20,066	$14,331
Maintenance and Services		19,766	20,909	14,309
Total		32,957	40,975	28,640

Cost of revenues	14b
Products		4,567	5,725	3,867
Services		1,619	2,044	1,573
Total		6,186	7,769	5,440

Gross profit		26,771	33,206	23,200

Research and development expenses, net		5,736	6,930	4,281

Selling, general and administrative expenses	14c	21,992	25,750	17,243

Operating income (loss)		(957)	526	1,676

Financial income (expenses), net		19	(80)	353
Company's equity in results of affiliated company		-	-	(52)
Other expenses		(41)	-	(3)

Income (loss) before income taxes		(979)	446	1,974

Income taxes	12	949	237	-

Net income (loss) after income taxes		(30)	683	1,974

Less: Net loss (gain) attributable to the noncontrolling interest		44	41	(51)

Net income attributable to Cimatron's shareholders		$14	$724	$1,923

Net Income per share (basic and diluted)		$0.00	$0.08	$0.24

Weighted average number of shares outstanding
Basic earnings per share		9,156	9,341	7,866

Diluted earnings per share		9,156	9,360	7,910

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Total comprehensive income							$863
Balance at January 1, 2007	$(24)	$264	$13,521	$(593)	$(4,188)	$(159)		$8,821

Changes during the year ended December 31, 2007:
Net Income	51				1,923		1,974	1,974
Adjustment for the cumulative effect of prior years Adoption of Interpretation 48					(367)			(367)
Unrealized gain on available-for-sale securities				121			121	121
Unrealized loss on derivative instruments				(131)			(131)	(131)
Foreign currency translation adjustment	36			345			381	381
Exercise of stock options		1	113					114
Stock option compensation			120					120
Total comprehensive income							2,345
Balance at December 31, 2007	63	265	13,754	(258)	(2,632)	(159)		11,033

Changes during the year ended December 31, 2008:
Net Income (loss)	(41)				724		683	683
Issuance of shares		39	4,248					4,287
Investment in treasury stock						(230)		(230)
Unrealized gain on available-for-sale securities				88			88	88
Unrealized gain on derivative instruments				314			314	314
Foreign currency translation adjustment	(26)			(79)			(105)	(105)
Exercise of stock options			14					14
Stock option compensation			115					115
Total comprehensive income							980
Balance at December 31, 2008	(4)	304	18,131	65	(1,908)	(389)		16,199

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Changes during the year ended December 31, 2009:
Net Income (loss)	(44)				14		(30)	(30)
Investment in treasury stock						(153)		(153)
Unrealized loss on derivative instruments				(81)			(81)	(81)
Foreign currency translation adjustment				91			91	91
Stock option compensation			73					73
Total comprehensive income							$(20)
Balance at December 31, 2009	$(48)	$ 304	$18,204	$75	$(1,894)	$(542)		$16,099

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
CASH FLOWS - OPERATING ACTIVITIES

Net (loss) Income	$(30)	$683	$1,974

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,575	1,584	891
Increase (decrease) in accrued severance pay	138	4	(210)
Gain from sale of property and equipment, net	-	(3)	-
Stock options compensation	73	115	120
Loss on disposal of closure of sites	43	-	-
Company's equity in results of affiliated company	-	-	51
Deferred taxes, net	(984)	(359)	(125)

Changes in assets and liabilities:
Decrease in accounts receivable and prepaid expenses	1,854	2,475	20
Decrease (increase) in inventory	(15)	26	18
Decrease (increase) in deposits with insurance companies
and severance pay fund	(216)	(16)	89
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(1,164)	(1,713)	547
Net cash provided by operating activities	1,274	2,796	3,375

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from sale and redemption of bonds	-	1,245	250
Purchase of property and equipment	(262)	(438)	(555)
Proceeds from sale of property and equipment	-	2	-
Cash disposal related to closure of sites	(46)	-	-
Additional payment for acquisition of subsidiary	-	(1,268)	-
Acquisition of subsidiary, net of cash acquired (Appendix A)	-	(4,761)	301
Net cash used in investing activities	(308)	(5,220)	(4)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	301	(637)	204
Long-term bank credit	(104)	4	(9)
Proceeds from issuance of shares upon exercise of options	-	14	114
Investment in treasury stock	(153)	(230)	-
Net cash used in (provided by) financing activities	44	(849)	309

Effect of exchange rate changes on cash	(53)	(26)	(251)
Net increase (decrease) in cash and cash equivalents	1,010	(3,273)	3,680
Cash and cash equivalents at beginning of year	5,727	9,026	5,597
Cash and cash equivalents at end of year	6,684	5,727	$9,026
Supplemental information:
Cash paid during the year for income taxes	$4	$32	$47

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Appendix A - Acquisition of subsidiary, net of cash acquired

Working capital - excluding cash		(879)	(2,938)
Goodwill		4,035	2,598
Other intangible assets		5,432	968
Property and equipment		158	444
Tax asset		302	-
Investment		-	(771)
		9,048	301

Issuance of shares		(4,287)	-
		$(4,761)	$301
Appendix B - Non-cash transactions

Purchase of property on credit	$10	$5	$28

The accompanying notes are an integral part of the financial statements.

NOTE 1             -     GENERAL

Cimatron Ltd. (the "Company" or "Cimatron") designs, develops, manufactures, markets and supports a family of CAD/CAM software solutions for mold, tool and die makers as well as manufacturers of discrete parts. The Cimatron product line includes the CimatronE and GibbsCAM brands with solutions for mold design, die design, electrodes design, 2.5 to 5 axes milling, wire EDM, turn, Mill-turn, rotary milling, multi-task machining, and tombstone machining. Cimatron's subsidiaries and distribution network serve and support customers in the automotive, aerospace, medical, consumer plastics, electronics, and other industries in over 40 countries worldwide.

NOTE 2             -     SIGNIFICANT ACCOUNTING POLICIES

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

The reporting currency of the Company is the U.S. dollar (the "dollar").

The dollar is the functional currency of the Company and its subsidiaries in the United States and Canada. Transactions and balances originally denominated in dollars are presented at their original amounts. Non-dollar transactions and balances are remeasured into dollars in accordance with the principles set forth in Accounting Standards Codification (“ASC”) 830-10 “Foreign Currency Translation” (“ASC 830-10”) (formerly: Statement of Financial Accounting Standards ("SFAS") No. 52). All exchange gains and losses from remeasurement of monetary balance sheet items resulting from transactions in non-dollar currencies are recorded in the statement of operations as they arise.

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in ASC 830-10 (formerly: “SFAS No. 52”). Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

C.	Principles of consolidation

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated.

NOTE 2             -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

D.	Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments that are readily convertible into cash with original maturities of three months or less.

E.	Marketable securities

The Company accounts for its investments in marketable securities in accordance with ASC 320-10, "Accounting for Certain Investments in Debt and Equity Securities" (“ASC 320-10”) (formerly: “SFAS No. 115).

Management determines the appropriate classification of the Company’s investments in marketable debt securities at the time of purchase and reevaluates such determinations at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity are classified as available-for-sale.

As of December 31, 2007 all marketable debt securities were designated as available-for-sale and accordingly were stated at fair value, with the unrealized gains and losses reported in shareholders' equity under accumulated other comprehensive income (loss). Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2009 the Company had no investment in marketable securities.

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

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and accounts receivable. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to such investments. The Company’s trade receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The allowance for doubtful accounts is provided with respect to all balances deemed doubtful of collection.

H.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed on a specific identification basis for accounts, the collection of which, in management’s estimation, is doubtful.

NOTE 2             -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

I.	Inventory

Inventory is presented at the lower of cost or market.  Cost is determined by the “first in, first out” method.

J.	Property and equipment

Property and equipment are stated at cost. Depreciation is computed using the “straight-line” method, over the estimated useful life of assets, as follows:

Computers and software	3 years
Office furniture and equipment	5- 16.5 years

Leasehold improvements are amortized over the shorter of the life of the relevant lease or the service life of the improvements.

K.	Impairment of long-lived assets

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10") (formerly: “SFAS No. 144”).

L.	Software development costs

The Company capitalizes software development costs in accordance with ASC 985-20 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed" ("ASC 985-20") (formerly: “SFAS No. 86”). Capitalization of software development costs begins upon the establishment of technological feasibility, and continues up to the time at which the software is available for general release to customers. The establishment of technological feasibility and the ongoing assessment of the recoverability of these costs require considerable judgment by management with respect to certain external factors including, but not limited to, anticipated future gross product revenue, estimated economic life and changes in software and hardware technology.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which a product is ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with SFAS No. 141 “Business Combinations” (“SFAS No. 141”) and the related acquired intangible assets and goodwill in accordance with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”) (formerly: “SFAS No. 142”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

NOTE 2             -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

M.	Acquisition-related intangible assets (cont.)

Acquisition-related intangible assets result from the Company's acquisitions of businesses accounted for under the purchase method and consist of the value of identifiable intangible assets including developed software products, established workforce and trade names, as well as goodwill. Goodwill is the amount by which the acquisition cost exceeds the fair values of identifiable acquired net assets on the date of purchase. Acquisition-related intangible assets are reported at cost, net of accumulated amortization.

N.	Stock-based compensation

The Company applied the provisions of ASC 718-10, “Share-Based Payment” ("ASC 718-10") (formerly: “SFAS No. 123 (Revised)”). ASC 718-10 requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

There were no option grants in 2009. The weighted average assumptions that were used in calculating such values during 2008 and 2007 were based on estimates at the date of grant as follows:

	2 0 0 8	2 0 0 7

Risk-free interest rate	2.25%	4.75%
Expected life of options	3.25 year	3.19 year
Expected volatility	84%	93%
Expected dividend yield	None	None

NOTE 2             -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition

The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants ("AICPA") ASC 985-605-15, “Software Revenue Recognition”, as amended (formerly: “Statement of Position “SOP” 97-2”).

Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the relative fair values of the elements. The Company's determination of fair value of each element in multiple element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when such element is sold separately.

Service revenues include consulting services and post-contract customer support and training. Consulting revenues are generally recognized on a time and material basis. Software maintenance agreements provide technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Post-contract customer support revenues are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

The Company’s sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days. The Company's arrangements do not substantially include any refund provisions nor are payments subject to milestones. In addition, the Company’s arrangements do not substantially contain customer acceptance provisions.

P.	Research and development costs

Research and development costs are expensed as incurred.

Q.	Deferred income taxes

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with ASC 740-10 “Accounting for Income Taxes” (“ASC 740-10”) (formerly: “SFAS No. 109”).

On January 1, 2007, the Company adopted the provisions of FASB interpretation ASC 740-10, “Accounting for Uncertainty in Income Taxes” (formerly: “FIN No. 48”), an interpretation of ASC 740-10. As a result of this adoption, the Company recognized a charge of $367 to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

R.	Net income (loss) per ordinary share

Basic and diluted net income (loss) per share have been computed in accordance with ASC 260-10  “Earning per Share” (formerly: “SFAS No. 128”) using the weighted average number of ordinary shares outstanding during the relevant fiscal year. Basic income (loss) per share excludes any dilutive effect of options and warrants.

NOTE 2               -   SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivative financial instruments

The Company’s primary objective in holding derivative financial instruments is to manage currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the "NIS"). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. The Company uses currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

In accordance with ASC 815-10, "Accounting for Derivative Instruments and Hedging Activities" (formerly: “SFAS No. 133”), as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies for hedge accounting as well as on the type of hedging relationship. The criteria for designating a derivative as a hedge include the instrument's effectiveness in risk reduction and one-to-one matching for the derivative instrument to its underlying transaction. Gains and losses on derivatives that are not designated as hedges for accounting purposes are recognized currently in earnings.

The Company's outstanding derivative instruments as of balance sheet dates are included in other receivables and other accrued liabilities.

Currency forward contracts and currency options, which generally expire within 12 months and are used to hedge exposures to variability in expected future foreign-denominated cash flows, are designated as cash flows hedges. For these derivatives, the effective portion of the gain or loss is reported as a component of other comprehensive income in stockholders' equity and is reclassified into earnings in the same period or periods during which the hedged transaction affects earnings, and within the same income statement line item.

The ineffective portion of the gain or loss on the derivative in excess of the cumulative change in the present or future cash flows of the hedged item, if any, is recognized in financial income (expenses) net during the period of change.

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2009 and 2008 were $233 and $314, respectively.

NOTE 2               -   SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

In June 2009, the FASB issued ASC 105, “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”. ASC 105 establishes the “FASB Accounting Standards Codification” (“Codification”), and was officially launched on July 1, 2009, for the purpose of serving as the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The subsequent issuances of new standards will be in the form of Accounting Standards Updates that will be included in the Codification. In general, the Codification is not expected to change U.S. GAAP. All other accounting literature excluded from the Codification will be considered non-authoritative. ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. Effective September 30, 2009, all references made to GAAP in our consolidated financial statements include the new Codification numbering system along with original references.

In October 2009, the FASB issued “Accounting Standards Update (“ASU”) 2009-13 Multiple Deliverable Revenue Arrangements a consensus of EITF” (formerly topic 08-1) an amendment to ASC 605-25. The update provides amendments to the criteria in Subtopic 605-25 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific objective evidence nor third-party evidence is available. The amendments in this update also will replace the term “fair value” in the revenue allocation guidance with the term “selling price” in order to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a marketplace participant.

The amendments will also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. The relative selling price method allocates any discount in the arrangement proportionally to each deliverable on the basis of each deliverable's selling price.

The update will be effective for revenue arrangements entered into or modified in fiscal years beginning on or after June 15, 2010, with earlier adoption permitted. The adoption of this standard is not expected to have material impact on the Company’s consolidated financial statements.

NOTE 3             -     ACQUISITIONS

In January 2008 the Company completed the merger of Gibbs System Inc., ("Gibbs") developer of GibbsCAM®, software for programming CNC machine tools, into Cimatron Gibbs LLC, a wholly owned subsidiary of the Company's US-based subsidiary Cimatron Technologies, Inc. As consideration in the transaction, the Company paid cash in the amount of approximately $5 million, as well as 1,500,000 newly issued ordinary shares of Cimatron, which represented approximately 16% of its issued and outstanding share capital immediately following the consummation of the merger.

This merger was accounted for in accordance with SFAS No. 141 and ASC 350-20, and the financial results of Gibbs have been included in the Company's financial statements beginning of the merger date.

The purchase price has been allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired has been attributed to intangible assets and goodwill. The purchase price attributed to intangible assets is being amortized over its estimated useful life, which is 5-7 years. In accordance with SFAS No. 141 and ASC 350-20, the amount attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	852
Property and equipment	158
Other tangible assets	3,093
Other tangible liabilities	(3,670)
Net tangible assets acquired	433

Intangible assets acquired(1)	5,432
Goodwill	4,035
Total purchase price	$9,990

(1)	Intangible assets acquired are subject to amortization and include the following:

	Fair value	Estimated useful life (years)
Core technology	4,294	7.3
Brand name	1,138	5.4
	$5,432

NOTE 3              -    ACQUISITIONS (cont.)

In June 2005, the Company completed the acquisition of 27.5% of the share capital of Microsystem Srl, a leading distributor of the Company's CAD/CAM products in Italy, for consideration of $694. The Company had an option (the "First Call Option") to acquire up to additional 23.5% of Microsystem's share capital until June 30, 2007, for an additional consideration of approximately $600. The Company exercised its option in June 2007. Upon exercise of the First Call Option the Company had a second option (hereinafter, the "Second Option"), at any time within a thirty day period (the "Second Exercise Period") starting at the expiration of twelve months from the exercise of the First Call Option to acquire up to the remaining 49% of Microsystem's share capital, for additional consideration of approximately $1,250. In addition, once the Company exercised the First Call Option, the then-remaining other shareholders of Microsystem had an option to sell to the Company at any time during the Second Exercise Period the remaining 49% of Microsystem's share capital, for consideration of approximately $1,250. The Company exercised its Second Option in July 2008. In accordance with EITF 00-4, following the exercise of the First Call Option and the increase in Cimatron's holding in Microsystem to 51%, the Company has consolidated 100% of the results of Microsystem starting with the third quarter of 2007.

This acquisition was accounted for in accordance with SFAS No. 141 and ASC 350-20.  The purchase price was allocated on the basis of the estimated fair value of the assets purchased and the liabilities assumed. The excess of the purchase price over the fair value of the net tangible assets acquired was attributed to intangible assets and goodwill. The purchase price attributed to intangible assets is being amortized over their estimated useful life, which is approximately 6 years. In accordance with SFAS No. 141 and SFAS No. 142, the purchase price attributed to goodwill is not amortized, but rather is subject to periodic impairment tests.

The following table summarizes the fair value of assets acquired and liabilities assumed at the date of acquisition:

Cash and cash equivalents	951
Property and equipment	430
Other tangible assets	3,940
Other tangible liabilities	(6,218)
Net tangible assets acquired	(897)

Intangible assets acquired(1)	764
Goodwill	1,983
Total purchase price	$1,850

(1)	Intangible assets acquired are subject to amortization and include the following:

	Fair value	Estimated weighted-average useful life (years)
Customer relationship	475	5
Distribution agreements	280	6
Backlog	9	0.5
	$764

NOTE 4               -   TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 0 9	2 0 0 8

Accounts receivable	6,826	$8,427
Less - allowance for doubtful accounts	(1,404)	(1,319)
	5,422	$7,108

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Allowance for doubtful accounts at beginning of year	$1,319	$1,397	$1,625
Provision	260	110	181
Translation adjustments	(1)	(2)	(11)
Newly consolidated subsidiary	-	-	206
Accounts receivable written off	(174)	(186)	(604)
Allowance for doubtful accounts at end of year	$1,404	$1,319	$1,397

NOTE 5               -   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 0 9	2 0 0 8

Prepaid expenses	$388	$342
Deferred tax asset	1,685	1,087
Derivative instruments	233	314
Government institutions	553	491
Other	252	281
	$3,111	$2,515

NOTE 6               -   PROPERTY AND EQUIPMENT

	December 31,
	2 0 0 9	2 0 0 8
Cost:
Computers and software	$6,439	$6,259
Office furniture and equipment	2,530	2,478
Vehicles	159	153
Leasehold improvements	597	564
	9,725	9,454
Accumulated depreciation:
Computers and software	5,722	5,358
Office furniture and equipment	2,278	2,154
Vehicles	114	78
Leasehold improvements	565	552
	8,679	8,142

Property and equipment, net	$1,046	$1,312

NOTE 7              -    SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2 0 0 9	2 0 0 8

Capitalized software development costs	193	$193
Accumulated amortization	(153)	(114)
	$40	$79

NOTE 8               -   ACCRUED EXPENSES AND OTHER LIABILITIES

	December 31,
	2 0 0 9	2 0 0 8

Employees and related liabilities	$1,884	$2,490
Accrued expenses	1,345	1,484
Accrued royalties	2,909	2,571
Taxes to government institutions	352	287
Deferred tax liability	363	385
	$6,853	$7,217

NOTE 9               -   ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

Until April 30, 2009 the Company's liability for severance pay in Israel was calculated pursuant to Israeli severance pay law based on the most recent salary of an employee multiplied by the number of years of employment as of the balance sheet date. Starting May 1, 2009, the calculation was changed, based on a certain provision of the Israeli law that allows the Company to recognize the accumulated funds deposited in monthly deposits with severance pay funds and insurance policies as the fulfillment of the Company's liability for severance pay, subject to such monthly deposits being in line with the requirements of said provision of the law.

The Company's liability for all of its employees is funded by monthly deposits with severance pay funds and insurance policies. An accrual is set up for any unfunded amount.

The deposited funds include profits accumulated up to the balance sheet date. The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israeli severance pay law or labor agreements. The value of the deposited funds is based on the cash surrender value of the policies.

NOTE 10           -     CONTINGENT LIABILITIES AND COMMITMENTS

A.
In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). The Company's contingent liability to the Chief Scientist in respect of such grants as of December 31, 2009 is approximately $684, contingent upon the Company’s generating revenues from sales of products developed with funds provided by the Chief Scientist.

B.	Regarding commitments in respect of the Company's approved enterprises, see Note 12.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

The Company's contingent liability to the Fund as of December 31, 2009 is $558, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $1,910, until December 31, 2013.

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2009, 2008 and 2007 were approximately  $1,180, $1,097, and $1,050, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2009. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $1,351 as of December 31, 2009.

NOTE 10           -     CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

E.	Lease commitments (cont.)

Future minimum lease commitments under the Company's operating leases as of December 31, 2009 are as follows:

Year ended December 31,
2010	1,863
2011	1,840
2012	1,868
2013	1,595
2014 and thereafter	1,630
$8,796

NOTE 11           -     SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are traded in the United States and are listed on the Nasdaq Capital Market.

B.	Share Option Plans

In April 1998, the Company's Board of Directors adopted a stock option plan (the “1998 Share Option Plan”) pursuant to which 620,000 of the Company's Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The 1998 Share Option Plan is administered by the Company's Board, which designates the optionees and dates of grant thereunder. The exercise price of an option granted under the 1998 Share Option Plan may be no less than 85% of the fair market value of an Ordinary Share, as determined by the Board on the date that the option is granted. Options granted vest over a period determined by the Board, terminate three years after they become exercisable, and are non-assignable except by the laws of descent. The Board has the authority to amend the terms of option grants, provided that any such amendment is not adverse to the best interest of any grantee affected thereby.

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

In August 2003 the Board approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company under the 1998 Share Option Plan.. These options became exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. 12,500 of such options were outstanding at December 31, 2009, at an exercise price of $2.50 per share. As of December 31, 2009, no other options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

In October 2004, the Company's Board of Directors adopted an additional share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

NOTE 11           -     SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 154,572 options from such grants were outstanding at December 31, 2009.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2009, 236,084 options from such grants were outstanding.

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2009, an aggregate of 49,500 options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2009 options to purchase 596,416 of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

NOTE 11           -     SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2009, 2008 and 2007, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 0 9		2 0 0 8		2 0 07
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	469,156	$2.22	443,072	$2.16	472,250	$2.16
Granted	-	-	68,000	$2.75	79,000	$2.71
Exercised	-	-	(6,916)	$1.97	(52,512)	$2.17
Cancelled	(16,500)	$2.32	(35,000)	$2.55	(55,666)	$2.95
Outstanding at year end	452,656	$2.21	469,156	$2.22	443,072	$2.16
Options exercisable at year end	404,739	$2.54	424,167	$2.08	305,417	$2.11
Weighted average fair value
of options granted during the year	-		$1.62		$1.72

NOTE 11           -     SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

The following table summarizes information about stock options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2009	Weighted average exercise price

$1.75 - $2.78	452,656	6.31	$2.21	404,739	$2.54

The following table summarizes information about stock options outstanding at December 31, 2008:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2008	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2008	Weighted average exercise price

$1.75 - $2.78	469,156	7.31	$2.22	424,167	$2.08

NOTE 12           -     INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959

Commencing in 1994, the Company’s operations were granted “approved enterprise” status under the Law for Encouragement of Capital Investments, 1959 (the "Investment Law"). Reduced tax rates applied to the Company’s income from the approved enterprise (which was determined based upon the increase in the Company’s revenue during the first year of its having the above-mentioned status as compared to the year before).

In April 2001 the Company was granted "approved enterprise" status with respect to additional operations (the Company's fourth approved enterprise), subject to the following terms:

•	Tax exemption for 2 years, commencing in the first year in which the Company generated taxable income from its approved enterprise.

•	For the remainder of the benefit period - 5 years - a reduced tax rate of 25%.

The period of tax benefits for such approved enterprise of the Company was to expire in 2015 or earlier, depending on when and whether the Company was to generate taxable income from such approved enterprise’s operations.

Income derived from sources other than an "approved enterprise" is taxable at the ordinary corporate tax rate of 26% in 2009 ("regular Company Tax").  The regular Company Tax rate is to be reduced to 25% in 2010.

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

NOTE 12            -    INCOME TAXES (cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (cont.)

The tax benefits and grants described above are subject to fulfillment of the conditions stipulated in the Investment Law, the regulations promulgated thereunder and the criteria set forth in the Company's certificate of approval (for its approved enterprise status). The entitlement to the benefits is subject to completion and final approval by the Israel Investment Center (a division of Israel's Ministry of Industry, Trade and Labor) (the "Investment Center"), such approval being subject to fulfillment of all terms of the approved program. In the event of failure by an enterprise to comply with these conditions, the tax benefits could be cancelled, in whole or in part, and the enterprise would be required to refund the amount of cancelled benefits, including interest.

The completion of the Company’s first, second and third approved enterprises have received final approval from the Investment Center.

On April 1, 2005, a significant amendment to the Investment Law became effective. Despite the amendment, any terms and benefits included in any certificate of approval that was granted before the amendment came into effect will remain subject to the provisions of the Investment Law, as in effect on the date of such approval. Pursuant to the amendment, the Investment Center will continue to grant approved enterprise status to qualifying investments. The amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an approved enterprise, such as provisions generally requiring that at least 25% of an approved enterprise’s income will be derived from export.

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

B.	Current income taxes.

The Company's current income tax liability in 2009, 2008 and 2007, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Income (loss) before taxes on income:
Domestic (Israel)	$(2,075)	$169	$21
Foreign	1,096	277	2,005
	(979)	446	2,026

Deferred taxes	984	359	22
Current taxes	(35)	(122)	(22)
	949	237	-

NOTE 12             -   INCOME TAXES (cont.)

C.	Deferred income taxes

On July 23, 2009, the Economic Efficiency Act (Revised Law for Implementation of the Economic Plan for 2009-2010), 5769-2009 (the "Arrangements Law") was published.  Under the Arrangements Law, the Income Tax Ordinance (New Version), 5721-1961 (the "Income Tax Ordinance") was amended such that the 26% and 25% tax rates imposed upon Israeli companies in the years 2009 and 2010, respectively, will be gradually reduced beginning in the 2011 tax year, for which the corporate tax rate will be set at 24%, until the 2016 tax year, for which the corporate tax rate will be set at 18%.  The company did not realize any deferred tax income as a result of the amendment to the Income Tax Ordinance.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 0 9	2 0 0 8
Deferred tax assets:
Loss carryforwards	$3,542	$2,822
Deferred revenues	-	765
Other reserve and allowances	93	300
Total deferred tax assets	3,635	3,887
Valuation allowance	(1,950)	(2,800)
	$1,685	$1,087
Deferred tax liabilities:
Intangible assets	(1,718)	(2,092)
Software development costs	(10)	(22)
Total deferred tax liabilities	(1,728)	(2,114)
Total deferred tax assets (liabilities), net	$(43)	$(1,027)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax assets will not be utilized in the foreseeable future.

NOTE 12            -     INCOME TAXES (Cont.)

D.
Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes was measured in terms of earnings in NIS, adjusted for the changes in the Israeli Consumer Price Index (the "CPI"), until tax year 2007. Such adjustments for inflation were not in effect starting in the tax year 2008.  The following table presents a reconciliation of the Company's income taxes calculated at the statutory tax rate in Israel to the actual income tax reported in the Company's financial statements:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Income (loss) before income taxes as reported in the consolidated statements of operations	$(979)	$446	$2,026

Income taxes under statutory tax rate	(180)	141	528

Increase (decrease) in taxes:

Increase (decrease) in valuation allowance	(850)	(1,164)	(716)
Increase in taxes resulting from permanent differences and non deductible expenses	137	387	43
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	(87)	(33)	33
Other	31	432	112
Income taxes in the statements of operations	(949)	(237)	-

* Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

The Company adopted the provisions of ASC 740-10 on January 1, 2007 (formerly: “FIN 48”). As a result of its implementation, the Company recognized a $367 increase to reserves for uncertain tax positions. This increase was accounted for as an adjustment to the beginning balance of the accumulated deficit on the accompanying consolidated balance sheet as of December 31, 2007.

The following reconciliation summarizes the Company's total gross unrecognized tax benefits:

Year ended
December 31, 2009

Balance at January 1, 2009	$367
Gross change tax positions of current period	-
Gross change for tax positions of prior year	-
Balance at December 31, 2009	$367

NOTE 12            -    INCOME TAXES (cont.)

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.
As of December 31, 2009, the Company's subsidiary in Germany was under tax assessment process for the tax years 2004-2007.

NOTE 13             -   TRANSACTIONS WITH RELATED PARTIES

A.
In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), whereby they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron's shareholders at such time, DBSI alone will continue to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and will receive the entire annual management fee.

B.
The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

MManagement fees	$452	$484	$400

NOTE 14            -    SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2009, 2008 and 2007:

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7
Revenue by geographical region:
Israel	$954	$1,133	$1,171
Germany	8,232	10,411	9,876
Italy	7,204	10,105	7,384
Rest of Europe	2,358	3,482	1,571
Far East	4,790	5,084	5,243
USA	7,914	9,032	2,718
Rest of North America	1,105	1,084	552
Others	400	644	125
	$32,957	$40,975	$28,640

Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	7%

B.	Cost of revenues

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Hardware and software	$3,488	$4,497	$3,004
Salaries and employee benefits	1,052	1,077	585
Amortization of capitalized software development cost	39	33	39
Royalties to the Chief Scientist	347	464	825
Amortization of other intangible assets	588	588	-
Depreciation	11	27	33
Other	676	1,057	955
	6,201	7,743	5,441
Decrease (increase) in inventory	(15)	26	(1)
	$6,186	$7,769	$5,440

NOTE 14             -   SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 0 9	2 0 0 8	2 0 0 7

Marketing costs	$1,190	$1,543	$435
Selling expenses	15,904	18,900	13,512
General and administrative expenses	4,156	4,519	2,919
Amortization of other intangible assets	395	400	95
Depreciation	347	388	282
	$21,992	$25,750	$17,243