Form 20-F/A
period 2009-12-31
CIMATRON LTD
filed 2010-06-29
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A
(Amendment No. 1)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
 (Address of principal executive offices)

Ilan Erez
11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
Telephone +972-3-531-2060
Facsimile: +972-3-531-2097
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Ordinary Shares, par value NIS 0.10 per share	NASDAQ Capital Market

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

☒  Not applicable

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer:  ☐    Accelerated filer: ☐     Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

Indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17    ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes    ☒ No

EXPLANATORY NOTE:

This Amendment No. 1 to the Annual Report on Form 20-F (the "Annual Report") of Cimatron Ltd. (“Cimatron”) is being filed with the Securities and Exchange Commission (the “Commission”) for the sole purpose of correcting the beneficial ownership percentage of all of Cimatron's directors and executive officers as a group (9 persons) that appeared in the final row of the beneficial ownership table in Item 7 (Major Shareholders and Related Party Transactions) on page 64 of the Annual Report.  The relevant percentage that appeared in the original Annual Report (filed with the Commission on June 28, 2010)-- 1.2%-- reflected a typographical error and has been replaced with the corrected percentage-- 64.48%-- in this Amendment No. 1.

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

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares
DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,265,950		46.85%

William F. Gibbs 4017 N. Cedarpine Lane Moonpark, CA 93021 California, U.S	1,501,333	(1)	16.49%

3Kotek 2 B.V. Wielewaaleg 1, 4791, PD, Klundert, Netherlands	894,360	(2)	9.82%

All directors and executive officers as a group (9 persons)	5,871,450	(1)(3)	64.48%

(1)           Includes an aggregate of 1,500,000 Ordinary Shares and 1333 options to purchase Ordinary Shares beneficially held by William F. Gibbs.
(2)           Of such 894,360 Ordinary Shares, 854,360 Ordinary Shares are held by 3Kotek 2 B.V. ("Kotek") and 40,000 Ordinary Shares are held by a company wholly owned by Mr. Joel Koschitzki. Messrs. Jaap Stomp and Mr. Joel Koschitzki are the directors of Kotek and therefore may be deemed to beneficially own the Ordinary Shares held by Kotek. Messrs. Stomp and Koschitzki disclaim beneficial ownership of the Ordinary Shares held by Kotek.
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

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of Cimatron Ltd.*

4.1	Services Agreement by and between Cimatron Ltd and DBSI Investments Ltd. ("DBSI"), as assigned to DBSI by Zeevi Computers and Technology Ltd.**

4.2	Registration Rights Agreement, dated June 3, 2007, by and among Cimatron Ltd., 3Kotek 2 B.V. (as successor in interest to Koonras Technologies Ltd.) and DBSI Investments Ltd.***

4.3	Registration Rights Agreement, dated December 31, 2007, by and between Cimatron Ltd. and William F. Gibbs.****

4.4	Employment Agreement, dated as of January 2, 2008, by and between William F. Gibbs and Cimatron Gibbs LLC (formerly known as Nortamic LLC).*****

8.1	List of Cimatron Ltd. Subsidiaries.******

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.*******

15.2         Consent of Lucas, Horsfall, Murphy & Pindroh, LLP.********

*	Incorporated by reference to Exhibit A to our Proxy Statement for our 2006 Annual General Meeting of Shareholders, included in our Current Report on Form 6-K, filed with the SEC on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the SEC on February 16, 1996.

***	Incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007 (File No. 0-27974).

****	Incorporated by reference to Exhibit 4.2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

*****	Incorporated by reference to Exhibit 4.2.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

******	Incorporated by reference to Exhibit 8.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 28, 2010 (File No. 0-27974).

*******	Incorporated by reference to Exhibit 15.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 28, 2010 (File No. 0-27974).

********	Incorporated by reference to Exhibit 15.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, filed with the SEC on June 28, 2010 (File No. 0-27974).

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to its annual report on its behalf.

CIMATRON LTD.

By:	/s/ Dan Haran
Name: Dan Haran
Title: President and Chief Executive Officer

Date: June 29, 2010