Form 20-F
period 2010-12-31
CIMATRON LTD
filed 2011-06-30
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
 (Address of principal executive offices)

Ilan Erez
11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
Telephone +972-732370114
Facsimile: +972-732370115
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

9,299,992  Ordinary Shares, par value NIS 0.10 per share

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

 ☒ Not applicable

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

PART I

Item 1.	Identity of Directors, Senior Management and Advisers.

Not Applicable

Item 2.	Offer Statistics and Expected Timetable.

Not Applicable

Item 3.	Key Information.

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are presented in U.S. dollars.  The selected historical consolidated financial information as of December 31, 2009 and 2010 and for each of the three years ended December 31, 2008, 2009 and 2010 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2006, 2007 and 2008 and for each of the years ended December 31, 2006 and 2007 have been derived from our audited financial statements not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands of US$, except per share data)
Consolidated Statement of Income Data:
Revenue:
Products	15,994	13,191	20,066	14,331	9,642
Services	20,080	19,766	20,909	14,309	11,817
Total	36,074	32,957	40,975	28,640	21,459

Cost of revenue:
Products	4,320	4,567	5,725	3,867	2,154
Services	1,556	1,619	2,044	1,573	1,469
Total	5,876	6,186	7,769	5,440	3,623
Gross profit	30,198	26,771	33,206	23,200	17,836
Research and development costs, net	6,014	5,736	6,930	4,281	4,426
Selling, general and administrative expenses	22,053	21,992	25,750	17,243	13,362
Operating profit (loss)	2,131	(957)	526	1,676	48
Financial income (expenses), net	97	19	(80)	353	574
Company’s equity in results of affiliated company	-	-	-	(52)	(105)
Other income (expenses)	(6)	(41)	-	(3)	(5)
Income (loss) before taxes	2,222	(979)	446	1,974	512
Taxes on income	657	949	237	-	(27)
Income (loss) after income taxes	1,565	(30)	683	1,974	485
Less: Net loss (gain) attributable to the noncontrolling interest	26	44	41	(51)	29
Net income attributable to Cimatron’s shareholders	1,591	14	724	1,923	514
Net income (loss) per share	0.18	0.00	0.08	0.24	0.07
Weighted average number of shares outstanding	9,000	9,156	9,341	7,866	7,835

	As of December 31,
	2010	2009	2008	2007	2006
	(In thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	10,221	6,684	5,727	9,026	5,597
Working capital	5,885	4,506	3,816	6,121	5,342
Total assets	34,901	32,680	33,870	27,327	17,907
Total liabilities	17,716	16,581	17,671	16,294	9,086
Shareholders’ equity	17,185	16,099	16,199	11,033	8,821

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

As the CAD/CAM software industry is highly fragmented and characterized by many relatively small and privately owned companies, we face competition from numerous companies in relation to all of our products.  In addition, some of our competitors are more established, benefit from greater market recognition and have greater financial, production and marketing resources than us. We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product breadth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Resellers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

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

Sales and services related to the Cimatron E product family historically accounted for substantially all of our revenue.  While we introduced the GibbsCAM product family following our merger with Gibbs System, Inc., or Gibbs System, in January 2008, if sales of the Cimatron E family and/or the GibbsCAM family were to decline, or fail to grow, or the profit margin on these products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

Our business depends significantly upon sales by our customers of products in the consumer market. This market is extremely competitive and is highly susceptible to fluctuations in demand.

Our products are designed for use by manufacturers of consumer products or consumer product components.  The consumer products market is intensely competitive and price sensitive. Sales of consumer products have historically been dependent upon discretionary spending by consumers. Consumers may defer or alter purchasing decisions based on economic conditions or other factors, which, accordingly, could cause a reduction in demand for products manufactured by our customers.  Softened consumer demand for consumer products has been causing a decline in the demand for our products.  Global economic conditions, tight credit conditions and high unemployment, may cause a decrease in demand for our products.  Softening in demand for consumer products has caused, and may continue to cause, uncertainty with respect to our expected revenues and has adversely affected, and may continue to adversely affect, our revenues and operating results.

Unfavorable economic and market conditions and reduced consumer spending have caused, and may continue to cause, decreased demand for our products and services and have harmed, and may continue to harm, our business, financial condition and results of operations.

We are subject to the effects of global, economic and market conditions.  Many of the world’s largest economies and financial institutions are still experiencing sluggish economic activity, depressed asset prices, liquidity problems and limited availability of credit.  Prevailing global and U.S. macroeconomic conditions such as inflation and the weakening of the U.S. dollar in relation to many world currencies which make it more expensive to import consumer products into the U.S., as well as microeconomic conditions such as ongoing, tight local credit markets which have been negatively impacting the ability of manufacturers to grow and obtain working capital from local lenders, have been negatively impacting, and may continue to negatively impact, our enterprise business.  To the extent that our business continues to be adversely affected as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

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

One of our strategies is to acquire or make investments in complementary businesses, technologies, services or products if appropriate opportunities arise. For instance, over the course of the period from July 2005 through July 2008, we initiated and completed the acquisition of all of the outstanding stock of our Italian distributor.  During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean distributor, which thereafter became a wholly owned subsidiary.  In January 2008 we completed the merger of Gibbs System into a wholly owned subsidiary – Cimatron Gibbs LLC. As consideration in the merger with Gibbs System, we paid cash in the amount of approximately $5 million and we issued 1,500,000 of our Ordinary Shares.  See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details. We may in the future engage in discussions and negotiations with companies about our acquiring or investing in those companies’ businesses, products, services or technologies. We cannot give assurances that we will be able to identify future suitable acquisition or investment candidates, or, if we do identify suitable candidates, that we will be able to make the acquisitions or investments on commercially acceptable terms or at all. In addition, in the context of any future acquisition or investment in another company, we could experience difficulties assimilating that company’s personnel, operations, technology or products and service offerings into our own or in retaining and motivating key personnel from these businesses.  Any such difficulties could disrupt our ongoing business, distract our management and employees, increase our expenses and adversely affect our results of operations. Furthermore we cannot provide assurance that we will realize the benefits and/or synergies of any business combination with another company.  In addition, we may incur indebtedness or dilute our existing shareholders by issuing equity securities to pay for any future acquisitions.

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
•
the protection of intellectual property rights in foreign countries may be limited or more difficult to enforce (such as in certain countries in the Far East and China, in particular, as described below); and

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

We rely on independent distributors, to whom we refer as Resellers, to market, sell, service and support our Cimatron E and GibbsCAM families of products, worldwide.  Generally, our relationships with our Resellers are based on agreements with two-year terms (subject to rolling two-year extensions) and one year terms (subject to rolling one-year extensions) that enable Resellers of our Cimatron E and GibbsCAM products, respectively, to purchase our products at discounted prices. While we have exclusive relationships with certain of the Resellers of our Cimatron E products, and while certain Resellers of our GibbsCAM products function as our only “sales agent” in a single country or region (although without an exclusivity agreement), there can be no assurance that any of these Resellers will give high priority to the marketing and support of our products.  The results of our operations could be adversely affected by changes in the financial condition of a Reseller, which could occur rapidly, or to other changes in our current Resellers’ business or marketing strategies.  There can be no assurance that we will retain our current Resellers, nor can there be any assurance that, in the event that we lose any of our Resellers, we will be successful in recruiting other highly professional and technically competent Resellers to represent us.  Any such changes in our distribution channels, could materially adversely affect our business, operating results and financial condition.  Given that approximately 90% of Gibbs System’s total revenues in 2007 resulted from sales made by Resellers, the merger with Gibbs System has increased our reliance on independent distributors, as approximately 35% of our consolidated revenues in each of 2008, 2009 and 2010 has been generated via our Resellers, in the aggregate.  See “Item 4 - Information on the Company - Business Overview.”

Volatility in oil prices may significantly impact our customers’ costs of operations, which could cause unpredictable sales patterns for us by affecting demand for our products.

Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers’ control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products.  In addition, in the case of a rise in oil prices and an accompanying rise in our customers’ expenses, as has been the case for most of the first half of 2011, they may respond by exerting downward pressure on the prices that they are willing to pay for our products.  That, in turn, could have an adverse effect on our business and results of operations.

We are exposed to shifts in the Euro-dollar exchange rate that may have a material impact on our results of operations.

Following the exercise of both of our options to increase our holdings in MicroSystem Srl, or Microsystem, our Italian Reseller, first to 51% and then to 100%, in July 2007 and July 2008, respectively, we have fully consolidated the results of Microsystem (as of the 3rd quarter of 2007).  The consolidation of Microsystem’s financial statements has been increasing, and may continue to increase, the impact of changes in the Euro - dollar exchange rate on our revenues and expenses, as substantially all of Microsystem’s revenues and expenses are Euro-denominated.  Such impact could be adverse at times, and could cause fluctuations in our operating results that are beyond our ability to control.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid.  Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue.  In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  In particular, if the Euro depreciates relative to the U.S. dollar (as was the case in 2010 due to the financial crisis in several European Union countries, during which the Euro depreciated by approximately 7.4% relative to the U.S. dollar), that would reduce our U.S. dollar recorded revenues and profitability from our Euro denominated sales. We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

As applied to our Israeli operations, where we incur a portion of our operating expenses, to the extent that the value of the New Israeli Shekel (or NIS) appreciates relative to the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected.  The NIS appreciation in relation to the U.S. dollar amounted to 1.1%, 0.7% and 6.0% for the years ended December 31, 2008, 2009 and 2010.  We are also exposed to the risk that even if the NIS devaluates relative to the U.S. dollar (which was not the case in any of 2008, 2009 or 2010), the rate of inflation in Israel may exceed the rate of this devaluation or that the timing of this devaluation will lag behind inflation in Israel. The Israeli rate of inflation amounted to 3.8%, 3.9% and 2.7% for the years ended December 31, 2008, 2009 and 2010, respectively, thereby compounding the impact of the appreciation of the NIS relative to the U.S. dollar in each such year and further adversely affecting our U.S. dollar measured results of operations.

While in 2010, we experienced an increase in our revenues from products, which was part of an overall growth in our revenues during 2010, in 2009, our product revenues and overall revenues had declined.  If that negative trend returns, it would likely adversely affect our gross margins and profitability.

While in 2010, our revenues from the sale of products increased significantly relative to their level in 2009, going from $13.2 million in 2009 to $16.0 million in 2010, as part of a rebound in our overall revenues to $36.1 million in 2010 from $33.0 million in 2009, the previous year had seen an opposite trend, with our product revenues and overall revenues having dropped by 34.3% and 19.6% in 2009, from $20.1 million and $41 million, respectively, during 2008.  During 2007 and 2008, our revenues from the sales of products had increased, from approximately $9.6 million in 2006 to $14.3 million in 2007 and $20.1 million in 2008.  Our revenues from maintenance and services also increased slightly during 2010, going from approximately $19.8 million in 2009 to $20.1 million in 2010, after having fallen in 2009 from $20.9 million in 2008.  Previously, our maintenance and services revenues had increased in 2008 from approximately $14.3 million in 2007, after having risen in 2007 from approximately $11.8 million in 2006.  Our gross margin from most of our products is higher than our gross margin from services.  This is because our cost of services, which includes expenses of salaries and related benefits of the employees and subcontractors engaged in providing the services, is relatively higher than our cost of products.  If our overall percentage of revenues comprised by maintenance and service revenues increases once again, as was the case in 2009, our gross margins and profitability will likely be adversely affected. In addition, if our revenues from the sale of products decreases once again, as was the case in 2009, such decrease could adversely affect our future maintenance and service revenues, as it could result in a smaller user base to purchase maintenance and service contracts from us.

Furthermore, if we are unable to sustain the positive trend of 2010 and our overall revenues fall once again in future periods, as they did in 2009, that will very likely have an adverse effect on our ability to remain profitable.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products does not develop as quickly as we expect, our future revenues and profitability will be adversely affected.  Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.  In addition, if a product that we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

If we are unable to attract, train and retain qualified personnel, we may not be able to achieve our objectives and our business could be harmed.

Our future success depends on our ability to absorb and retain senior employees and to attract, motivate and retain highly qualified professional employees.  Competition for these employees can be intense, especially in a number of our key markets and locations. The process of locating, training and successfully integrating qualified personnel into our operations can be lengthy and expensive.  The market for the qualified personnel that we require is very competitive because of the limited number of people available with the necessary technical and sales skills and understanding of our products and technology.  This is particularly true for the markets in which the majority of our research and development personnel are located, namely Israel and the State of California, as competition for qualified personnel is intense in those markets.  We may not be able to compete effectively for the personnel that we need.  Any loss of members of senior management or key technical personnel, or any failure to attract or retain highly qualified employees as needed, could materially adversely affect our ability to achieve our research and development and sales objectives.

Under current Israeli and California law, we may not be able to enforce covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

We have entered into non-competition agreements with substantially all of our employees in Israel and California. These agreements prohibit our employees, during the term of their employment with us and after they cease working for us, from competing directly with us or working for our competitors for a limited period.  However, under current Israeli and California law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from gaining the expertise that our former employees gained while working for us.

Risks Related to an Investment in Our Ordinary Shares

One of our shareholders beneficially owns a substantial amount of our Ordinary Shares and may therefore influence our affairs.

As of June 1, 2011, DBSI Investments Ltd., or DBSI, beneficially owns approximately 45.89% of our share capital.  Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions.  The concentration of ownership of our Ordinary Shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares.  This concentration of ownership may also adversely affect our share price, especially if this shareholder (or other significant shareholders of ours, whose shares are also registered for resale) sells substantial amounts of our Ordinary Shares under our currently effective resale registration statement on Form F-3. See “Item 7— Major Shareholders and Related Party Transactions” for additional details.

We cannot assure you that we will continue to remain profitable on an annual or quarterly basis in the future.  Our inability to sustain our profitability would have an adverse impact on our share price following the period in which we would sustain a loss.

We had net income of approximately $1.6 million in 2010, an increase relative to net income of approximately $14,000 in 2009.  We furthermore had net income of $0.7 million in 2008, $1.9 million in 2007 and $0.5 million in 2006.  Although our improved results in 2010 primarily reflect a combination of the positive effects of cost-cutting measures implemented due to the global economic downturn, which we initiated in 2009, and a growth in sales of new licenses and overall revenue growth in 2010, we cannot be certain that such trends will continue, or will enable us to achieve positive results, in the future.  In 2009, for example, despite cost-cutting measures, we incurred net losses of approximately $0.6 million, $0.1 million and $0.7 million in the first three quarters of the fiscal year, and in the first quarter of 2010, we similarly experienced a net loss of approximately $0.1 million.  We cannot assure you that we will remain profitable on an annual basis or avoid losses on a quarterly basis proceeding forward.  If we incur losses in any given period, that will likely have an adverse impact on the market price of our Ordinary Shares.

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

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations, or, even an operating loss (as was the case in the first three quarters of 2009, the first quarter of 2010 and in the year 2009 as a whole). As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our Ordinary Shares subsequently decreased. If that would happen again in the future, the price of our Ordinary Shares would likely decrease again.

We are affected by volatility in the securities markets.

Securities markets have in recent years experienced volatility that has particularly affected the securities of many high-technology companies. The volatility has often been unrelated to the operating performance of these companies, including our company.  As a result, we may experience difficulties in securing the additional financing required to effectively operate and grow our business due to the volatility in the price of our shares, resulting in a material adverse affect on our business and results of operations.

Risks Related to Licenses and Intellectual Property

We rely, to a certain extent, on third parties’ software. If we lose the ability to continue to license that software, our business could be materially adversely affected.

To date, most of the software relating to the Cimatron E family of products has been developed internally by our research and development staff.  However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties.  Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our Cimatron E product family.  In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company.  We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes.  Our business would be disrupted if functional versions of the third party software that we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms, and we may, as a result, suffer a material adverse effect on our business and operations.  Most of the software relating to GibbsCAM has also been developed internally, however, our Cimatron Gibbs LLC subsidiary, like Cimatron, also relies on certain third party software and tools embedded in the GibbsCAM product.

We may not be successful in protecting our proprietary technology and related intellectual property, and this could result in the loss of revenue.

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

Our functional currency is the U.S. dollar, while a portion of our expenses, principally salaries and the related personnel expenses, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation amounted to 3.8%, 3.9% and 2.7% for the years ended December 31, 2008, 2009 and 2010 respectively.

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

We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005.  In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties.  This process has not been concluded as of the date of this annual report. Although we believe we have strong arguments to support our position, we have accrued royalty expenses in our financial reports for the periods from January 1st, 2005 through March 31st, 2010 in the amount of approximately $3.0 million, but we have not paid any royalties associated with the products mentioned above to the OCS.  In light of the above-mentioned facts, we decided, effective as of April 1, 2010, to no longer accrue further royalty expenses with respect to these potential obligations.  A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005 could negatively impact our liquidity, and if the amount that we become obligated to pay exceeds the amounts that we have accrued in our financial statements up to the current time, such payment would furthermore negatively impact our earnings.

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

History and Development of the Company

We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products.  Our products provide an integrated design through manufacturing solution for small-to-medium-sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.  They offer high-end functionality, especially in the areas of design for manufacturing and manufacturing, at an attractive price/performance ratio.  These attributes have made our CAD/CAM products especially popular in the design and manufacturing segments of the CAD/CAM market, particularly among mold, tool, die and fixture makers, as well as discrete part manufacturers.  We focus our research and development efforts on providing complete design through manufacturing solutions to the specific needs of this market segment. We are committed to providing mold, tool, die and fixture makers and discrete part manufacturers with comprehensive, cost-effective CAD/CAM solutions that streamline manufacturing cycles, enable collaboration with outside vendors and shorten delivery time. Following our merger with Gibbs System, we have enhanced our product offering for discrete part manufacturers.

During August 2006, we acquired the remaining 69.83% of the outstanding shares of KCT Co. Ltd, our South Korean Reseller, for approximately $225,000 plus an additional payment, subject to collection of certain receivables, following which such Reseller became our wholly owned subsidiary.

During January 2008, we merged Gibbs System, also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary.  As consideration in the transaction, we paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, cash of approximately $5 million, as well as 1,500,000 of our newly issued Ordinary Shares.

In July 2008, we completed the acquisition of 100% of the shares of Microsystem Srl, or Microsystem, our Italian distributor, a process that had begun in July 2005, when we had acquired an initial 27.5% interest in Microsystem for 575,000 Euros, and pursuant to which we had exercised two options to increase our holdings in Microsystem, first to 51% and then to 100%, for $599,250 and $1.25 million, respectively. See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the transactions with Microsystem.  The transactions were designed to significantly enhance Microsystem’s financial position and balance sheet, and to strengthen our leading position in Italy, one of our key markets in Western Europe.  Under the terms of the initial agreement, Microsystem’s marketing, sales, and support groups remained in their current offices throughout Italy.  Nevertheless, in the three years between our acquisition of an initial interest in Microsystem and our consummation of the acquisition of all of the outstanding equity of Microsystem, it went through a comprehensive restructuring and turnaround.

In March 1996, we completed our initial public offering and our Ordinary Shares began trading on the NASDAQ National Market (now known as the NASDAQ Global Market).  On April 17, 2001, our Ordinary Shares were transferred to the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market), where they have been traded since such time.  On March 2, 2011, our Ordinary Shares began trading on the Tel-Aviv Stock Exchange in Israel, and we became a dual listed company.

Our full, legal name is Cimatron Ltd. and we were incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel.  Our telephone number is 972-73-237-0237 and our web site is located at www.cimatron.com. Our U.S. agent is Cimatron Technologies, Inc., with an address at 41700 Gardenbrook,  Suite 100, Novi, Michigan 48375.

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

The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies.  We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product breadth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among certain independent distributors of our products, to which we refer as Resellers; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

Following our merger with Gibbs System, we currently have two main product lines – CimatronE and GibbsCAM:

Cimatron E

Cimatron E, our CAD/CAM solution for the tooling and production industries, was initially released in September 2001. We released our newest major version of Cimatron E (Version 9.0) in June 2009.  Cimatron E provides comprehensive tools, applications and process-automation solutions for the tooling and manufacturing industries.

With Version 9.0 of Cimatron E, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

-	A new built-in motion simulator, which specializes in tooling and provides an advanced, event-based analysis of kinematics

-	A revolutionary springback functionality, which saves die makers from hours of surfacing work by completing a springback deformation in seconds

-	A more powerful ECO analysis and implementation that assists mold designers in handling changes

-	CAM enhancements that dramatically increase programming productivity, with background calculations of NC procedures and enhanced multi-core processing

-	Significant upgrades to rough and cleanup strategies that reduce machining times

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

Die Quote Generator

A stand-alone database-driven application for assessing the cost of designing and building a die and for creating professional quotations, complete with blanking information, images and price breakdown, and customized to the user’s needs. The Die Quote Generator is integrated with the CimatronE Die Design application, retrieving relevant design information, such as the blank shape and size and the list of punches.

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

Polar & Cylindrical Milling

GibbsCAM Polar & Cylindrical Milling supports machining using a rotary 4th axis.  The part geometry can either be radially defined, or can be flat geometry which is wrapped around an axis.  This functionality is ideally suited for roller dies, feed screws, threading, engraving and any other application where geometry is machined around an axis.

Radial Milling

GibbsCAM Radial Milling supports machining using a rotary 4th axis.  The part geometry is 3D wireframe geometry with surface controls, typically extracted from radially prismatic solid models.  The user has complete control over the tool’s orientation relative to the part, including lead and lag angles.  This functionality is ideal of off-center, Y-axis milling, such a camshafts, or pockets or grooves with variable tapers on the floors and walls.

5-Axis Milling

GibbsCAM 5-Axis Milling introduces support for 4th and 5th axis simultaneous rotary milling of multiple surfaces and solid models.  Full support for tool types (ball, flat, bull, conical, and lollipop) is provided with collision checking of the tool tip, tool shaft and holder.  With complete control over all aspects of the tool axis, superior surface finishes can be realized.  Task oriented dialog panels are provided to only display the parameters specific to a particular machining situation, such as projection machining, swarf milling, mold cavity machining, cylinder head machining, electrode machining, and turbine blade shaft finishing.  A set of dialog panels are also provided specifically for machining impellers: floor machining, general rouging and blade finishing.  A variety of posting solutions are also available from Gibbs posts, ProAXYZ 5-axis drivers, or APT-CL, which allows users to make use of established posting solutions.

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

CutDATA™

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

Following our merger with Gibbs System, we distribute our products to end-users in over 35 countries in five continents through certain of our subsidiaries, directly in Israel and the US, and through a network of independent Resellers (who distribute Cimatron E and/or GibbsCAM products, as the case may be).  Between us, our subsidiaries (including Cimatron Gibbs LLC) and our Resellers, our family of products has more than 40,000 installations.

Resellers of Cimatron E Products

We believe that the Resellers of our Cimatron E products, or our Cimatron E Resellers, are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions.  Most Cimatron E Resellers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selling, installation, training and maintenance.  Cimatron E Resellers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line, with special emphasis on the ability of their engineering and sales teams to provide customer support.

We furnish our Cimatron E Resellers with technical guidance and marketing and sales resources. Cimatron E Resellers regularly visit our Israeli headquarters, while our employees from various departments visit Cimatron E Resellers’ sites.  Our relationship with our Cimatron E Resellers is further enhanced by international conferences, that we organize from time to time, regional workshops and cooperative exhibitions, and participation in local user meetings.

Cimatron E Resellers serve as an integral part of our marketing and service network around the world.  They give our products a local “feel” by (a) offering technical support in the end-user’s native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars.  Cimatron E Resellers continually develop new ways to adapt and enhance our products to meet their respective customers’ regional and company-specific needs.

A typical agreement with a Cimatron E Reseller is for a term of two years (subject to rolling two-year extensions).  Our Cimatron E Resellers are distributors and our agreements with them enable the Cimatron E Resellers to purchase our products at a discounted price. Certain of our Cimatron E Resellers act as our exclusive distributors in a single country or region.  Other than our larger Cimatron E Reseller in Japan, no Cimatron E Reseller accounted for more than 0.7% of our total consolidated revenue for the year ended December 31, 2010.  In July 2005 we acquired 27.5% of our Italian Cimatron E Reseller and an option to purchase its remaining outstanding shares from its stockholders.  In July 2007 we exercised our option to increase our holdings in our Italian Cimatron E Reseller to 51%, and in July 2008, we completed the acquisition of such Cimatron E Reseller by exercising our option to acquire the remaining 49% of its stock.  These latter two holdings increases changed our Italian Cimatron E Reseller’s status from an independent Cimatron E Reseller to a subsidiary.

There can be no assurance that all existing relationships with our Cimatron E Resellers will be renewed. We believe that with the exception of our larger Cimatron E Reseller in Japan, the termination of our relationship with a single Cimatron E Reseller would not adversely affect us; however, the termination of our relationship with several of our Cimatron E Resellers at approximately the same time or with one of our two Cimatron E Resellers in Japan which accounted for 3.8% of our total consolidated revenue in 2010 could adversely affect us.  There can be no assurance that, in the event that we lose any of our Cimatron E Resellers, we will be successful in recruiting replacement professional and technically competent Cimatron E Resellers.

Resellers of GibbsCAM Products

We believe that the Resellers of our GibbsCAM products, or our GibbsCAM Resellers, are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions.  Most of the GibbsCAM Resellers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selling, installation, training and maintenance.  GibbsCAM Resellers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line.  US-based GibbsCAM Resellers count on Cimatron Gibbs LLC corporate personnel and resources for much of their service and support.  Training is also provided at Cimatron Gibbs LLC’s corporate headquarters based in Moorpark, CA, USA.  In international markets, GibbsCAM Resellers are selected with special emphasis on their ability to provide customer service, support, and training.

We furnish our GibbsCAM Resellers with technical guidance and marketing, and technical and sales resources, in addition to our products and associated documentation. GibbsCAM Resellers visit Cimatron Gibbs LLC’s headquarters in California, while our employees from various departments visit our GibbsCAM Resellers’ sites as needed. Our relationship with our GibbsCAM Resellers is further enhanced by international conferences that we organize from time to time, regional workshops and cooperative exhibitions, and participation in local user meetings.

GibbsCAM Resellers serve as an integral part of our marketing and service network around the world. They give our products a local “feel” by (a) offering technical support in the end-user’s native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars.  GibbsCAM Resellers continually develop new ways to adapt and enhance our products to meet their respective customers’ regional and company-specific needs.

A typical agreement with a GibbsCAM Reseller is for a term of one year (subject to rolling one-year extensions).  According to the terms of our agreements with them, the GibbsCAM Resellers are able to purchase our products at a discounted price. Certain of our GibbsCAM Resellers act as our only “sales agent” in a single country or region, even though we do not have an exclusivity agreement with any GibbsCAM Reseller.

GibbsCAM Resellers include seven who comprise the Gibbs “President’s Club.”  Each of these seven GibbsCAM Resellers is an independent company that primarily engages in reselling Cimatron Gibbs LLC products and that represents the GibbsCAM Resellers with the highest total sales of Cimatron Gibbs LLC products for the preceding year.  Other than the seven Presidents’ Club GibbsCAM Resellers, no GibbsCAM Reseller accounted for more than 1.1% of Cimatron’s total consolidated revenue for the year ended December 31, 2010. Even among the Presidents’ Club members themselves, none accounted for more than 2.4% of Cimatron’s total consolidated revenue during 2010.

There can be no assurance that all existing relationships with our GibbsCAM Resellers will be renewed.  We believe that with the exception of our President’s Club Members, the termination of our relationship with a single GibbsCAM Reseller would not adversely affect us; however, the termination of our relationship with several of our GibbsCAM Resellers at approximately the same time or with many of our President’s Club GibbsCAM Resellers could adversely affect us. There can be no assurance that in the event that we lose any of our GibbsCAM Resellers we will be successful in recruiting replacement professional and technically competent GibbsCAM Resellers.

Subsidiaries

Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt our Resellers were not maximizing our business opportunities, through the formation or acquisition of marketing and support subsidiaries.  In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006.  We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American Cimatron E Reseller, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German GibbsCAM Reseller, including, as of February 2009, the hiring of the former key employees of Gibbs System’s German GibbsCAM Reseller.  During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean Cimatron E Reseller following which it became a wholly owned subsidiary.  In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998.  In late 2006 we transferred our business activity in France to an independent Cimatron E Reseller and substantially ceased the activity of our French subsidiary.  During 2007 we transitioned our business activity in the United Kingdom from our United Kingdom subsidiary to an independent Cimatron E Reseller with the intent of achieving greater efficiencies in our United Kingdom business.  In July 2005, July 2007 and July 2008, we engaged in a series of transactions whereby we acquired an initial 27.5%, an additional 23.5%, and the remaining 49% of the outstanding shares of our Italian Cimatron E Reseller, thereby transforming it into our wholly-owned subsidiary.  See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the merger with Gibbs System and with respect to the transaction with Microsystem, our Italian Reseller, and our increase in holdings thereof.

Customers

Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  Our customers are located in over 35 countries worldwide.

In the years ended December 31, 2010, 2009 and 2008, approximately 49%, 54% and 58%, respectively, of our revenues were from Europe; approximately 3%, 3% and 3%, respectively, of our revenues were from Israel; approximately 16%, 15% and 12%, respectively, of our revenues were from the Far East; approximately 30%, 27% and 25%, respectively, of our revenues were from North America; and approximately 2%, 1% and 2%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

The following tables present a geographical breakdown of our revenues from products and services for the last three years (in thousands of U.S. dollars):

2010

Geographical Region	Products		Services
	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	6,458	40.3%	11,296	56.2%
Israel	475	3.0%	502	2.5%
Far East	3,591	22.5%	2,128	10.6%
North America	4,944	30.9%	6,000	29.9%
Other	526	3.3%	154	0.8%
Total	15,994	100.0%	20,080	100.0%

2009

Geographical Region	Products		Services
	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	6,278	47.6%	11,516	58.3%
Israel	493	3.7%	461	2.3%
Far East	2,725	20.7%	2,065	10.5%
North America	3,382	25.6%	5,636	28.5%
Other	313	2.4%	88	0.4%
Total	13,191	100.0%	19,766	100.0%

2008

Geographical Region	Products		Services
	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	10,619	53.0%	13,380	64.0%
Israel	628	3.1%	505	2.4%
Far East	3,277	16.3%	1,807	8.6%
North America	5,162	25.7%	4,954	23.7%
Other	380	1.9%	263	1.3%
Total	20,066	100.0%	20,909	100.0%

Other than our Reseller agreements and certain maintenance contracts with customers in Israel, we currently have no significant long-term contracts with any customer, and sales are generally made pursuant to purchase orders received from distributors.

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

Organizational Structure

As of June 24, 2011, our principal shareholder, DBSI, holds 4,265,950 shares, representing approximately 45.87% of our outstanding share capital, and effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

For information about our subsidiaries and our beneficial ownership therein, see Exhibit 8.1 to this annual report.

Property, Plants and Equipment

We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2,100 square meters at this facility. As of January 10, 2006, we occupy approximately 1,750 square meters at this facility.  The initial term of this lease expired on June 30, 2006 and, after we exercised our option to extend the lease for an initial period of three years, we have further extended the lease for an additional five years, through June 30, 2014, and reduced the occupied space to approximately 1,491 square meters.  In 2010, the aggregate annual lease payments for the office premises were approximately $1,187.

Following the merger with Gibbs System, we lease office space in Moonpark, California from a limited liability company controlled by Mr. Gibbs.  In connection with the merger with Gibbs System, the termination date of the lease was advanced from 2020 to December 31, 2012, with an option for us to extend the lease for an additional 5 years.  The rent due to be paid during the initial term is $24,710 per month.

The following table presents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2010 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)
Cimatron parent company	Givat Shmuel, Israel (corporate headquarters)	293
Cimatron Gibbs LLC	Moonpark, California	309
North American subsidiary	Michigan and Illinois (U.S.)*	53
German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	210
Italian subsidiary	Bologna, Milano, Ancona, Treviso	213
Japanese subsidiary	Tokyo	-
Chinese subsidiaries	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Wuhan	81
Korean subsidiary	Seoul	28

	Total	1,187

*  These offices are responsible for our selling and marketing activities in Canada as  well.

Item 4A.	Unresolved Staff Comments.

Not Applicable

Item 5.	Operating and Financial Review and Prospects.

Overview

We design, develop, manufacture, market and support a family of modular, high-performance, CAD/CAM software products. Our products provide an integrated design through manufacturing solution for small-to-medium sized companies and manufacturing divisions of large corporations, and interface easily with other CAD/CAM systems.

We have consummated various important acquisitions that have impacted our results of operations over the past few years.  In July 2005 we acquired an initial 27.5% of the shares of Microsystem, our Italian distributor, for 575,000 Euro.  Pursuant to the exercise of two call options that were granted to us as part of the relevant transactions, we acquired the remaining 72.5% of Microsystem, in two stages of 23.5% and 49%, in July 2007 and July 2008, respectively, for aggregate consideration of $599,250 and $1.25 million, respectively.  We accounted for the original acquisition under the equity method, and, accordingly, as of July 1, 2005, we commenced recording our share of Microsystem’s profits or losses in our consolidated financial statements. Following our exercise of the first call option and the increase in our holding in Microsystem to 51% in July 2007, we fully consolidated the results of Microsystem into our financial statements.  Now that Microsystem is our wholly-owned subsidiary, its results will continue to remain fully consolidated with those of our parent company.

During January 2008, we merged Gibbs System, also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. As consideration in the transaction, we paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, approximately $5 million in cash, as well as 1,500,000 newly issued Ordinary Shares of Cimatron.  Following such transaction, Cimatron Gibbs LLC acts as a separate unit in the Cimatron group that is responsible for the marketing, selling and developing of the GibbsCAM product family, in substantially the same manner as conducted prior to the merger.

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

Cost of Revenues

Our cost of revenues consists of six major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel and for our subsidiaries, (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to Israel’s Office of the Chief Scientist, (e) amortization of capitalized software development costs, and (f) amortization of intangible assets.

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model.  Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2008, 2009 and 2010, costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2008, 2009 and 2010 have been expensed.

Primary and Reporting Currency

We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia.  A majority of our revenues in 2008, 2009 and 2010 were from customers in Europe.  Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, that may in the future materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the NIS will appreciate relative to the U.S. dollar, or, even if the NIS devaluates relative to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel.  Any such NIS appreciation or excessive Israeli inflation has the effect of increasing the U.S. dollar cost of our operations.  In 2008, 2009 and 2010, the NIS appreciated relative to the U.S. dollar, and there was an accompanying rise in Israeli inflation, thereby together causing an increase in the U.S. dollar cost of our operations.  If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will continue to be adversely affected.

Following the merger with Gibbs System, however, we have experienced an increase in the relative portion of our U.S. dollar based expenses and revenues as a percentage of our total expenses and revenues, thereby reducing the relative impact of the above-described, currency exchange rate related factors.  For the fiscal years ended December 31, 2009 and 2010, our U.S. dollar based operating expenses constituted 35% and 38%, and our U.S. dollar based revenues constituted 44% and 49%, respectively, of our total consolidated operating expenses and revenues for such fiscal years.

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

Revenue Recognition

We recognize revenues in accordance with the ASC 985-605-15, “Software Revenue Recognition”, as amended (formerly: “Statement of Position “SOP” 97-2”). Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements we allocate revenue to each element based on vendor-specific objective evidence (“VSOE”). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately.

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

Allowance for Doubtful Accounts

We evaluate the collectability of our accounts receivable based on a combination of factors.  In circumstances where we are aware of a specific customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings, substantial down-grading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected.  For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due and on our historical experience in collecting such receivables.

Impairment of long-lived assets

We regularly review whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. We assess the recoverability of the carrying amount of our long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, we recognize an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC 360-10”) (formerly: “SFAS No. 144”).

Operating Results

	December 31,
	2010	2009	2008
	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:

Products	15,994	13,191	20,066
Services	20,080	19,766	20,909
Total	36,074	32,957	40,975

Cost of revenue:
Products	4,320	4,567	5,725
Services	1,556	1,619	2,044
Total	5,876	6,186	7,769
Gross profit	30,198	26,771	33,206

Research and development costs	6,014	5,736	6,930
Selling, general and administrative expenses	22,053	21,992	25,750
Operating income (loss)	2,131	(957)	526
Financial income (expenses), net	97	19	(80)

Other income (expenses)	(6)	(41)	-
Income (loss) before taxes	2,222	(979)	446
Taxes on income	(657)	949	237
Income (loss) after income taxes	1,565	(30)	683
Less: Net loss (gain) attributable to the noncontrolling interest	26	44	41
Net income attributable to Cimatron’s shareholders	1,591	14	724
Net income (loss) per share (basic and diluted)	0.18	0.00	0.08
Weighted average number of shares outstanding	9,000	9,156	9,341

	2010	2009	2008
Balance Sheet Data:
Cash and cash equivalents	10,221	6,684	5,727
Long term marketable investments	-	-	-

Working capital	5,885	4,506	3,816
Total assets	34,901	32,680	33,870
Total liabilities	17,716	16,581	17,671
Shareholders’ equity	17,185	16,099	16,199

Revenue

Our total revenues increased in 2010, to approximately $36.1 million, from approximately $33.0 million in 2009, after having decreased in 2009 from approximately $41.0 million in 2008. Our revenues from the sale of products increased in 2010 to approximately $16.0 million from approximately $13.2 million in 2009, after having decreased in 2009 from approximately $20.1 million in 2008. The increase in sale of products in 2010 relative to 2009 was primarily attributable to the global economic recovery in 2010, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2010 relative to 2009, which reduced the dollar value of the Euro-denominated revenues that we realized in 2010. The decrease in the sale of products in 2009 relative to 2008 was primarily attributable to (i) the global economic downturn that started to affect us in mid-2008, but which was reflected on a full year basis in 2009, and (ii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated product sales that we made in 2009. As a percentage of revenues, our revenues from the sale of products increased in 2010 to approximately 44%, from approximately 40% in 2009, after having been approximately 49% in 2008. Our revenues from maintenance and services increased in 2010 to approximately $20.1 million, from approximately $19.8 million in 2009, after having decreased in 2009 from approximately $20.9 in 2008. The increase in 2010 in maintenance and service revenues was primarily attributable to the global economic recovery in 2010, which enabled customers to begin to increase their levels of spending on maintenance contracts and training and implementation services that they order from us with respect to our products. The decrease in 2009 primarily reflected a decrease in services revenues, as such revenues are more product-related and were therefore impacted by the decrease in product sales, whereas maintenance revenues remained practically unchanged from 2008. As a percentage of overall revenues, our revenues from maintenance and services decreased in 2010 to approximately 56%, from approximately 60% in 2009 after having been approximately 51% in 2008. This decrease in 2010 reflected the corresponding increase in products sales revenues.

Because, during 2010, 49% of our revenues were derived from Europe, changes in the Euro-dollar exchange rate can significantly influence our revenues. Since mid 2007, the Euro–dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs System acquisition in early 2008, we have begun to introduce the GibbsCAM product line into our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and ultimately in several other sales territories.

Cost of Revenue

Cost of revenue decreased in 2010, to approximately $5.9 million, from approximately $6.2 million in 2009, after having decreased in 2009 from approximately $7.8 million in 2008. The decrease in 2010 relative to 2009 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues (which carry with them lower costs of revenues) and lower percentage of hardware revenues (which carry with them higher costs of revenues) in 2010 as compared to 2009, and (ii) lower royalty expense to the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (OCS) in 2010, as explained in note 10A to our 2010 financial statements. The decrease in 2009 relative to 2008 was mainly due to (i) lower product sales that resulted in lower payments to third party technology and hardware vendors, and lower royalties owed to the OCS, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn.

Gross Profit

Gross profit, as a percentage of total revenue, was 84%, 81% and 81% in 2010, 2009 and 2008, respectively.  The gross margin in 2010 was higher than in 2009 due to (i) higher revenues in 2010, which, given the significant portion of the cost of revenue constituting fixed expenses that are not dependent on the revenue level, led to higher gross margin than in 2009, and (ii) the lower cost, higher margin revenue mix and lower royalty expense to the OCS in 2010, as described under “Cost of Revenue” above. The gross margin in 2009 remained unchanged as compared to 2008 despite a decrease in revenue, mainly due to (i) lower cost-of-revenue in 2009, which is dependent on revenue, and (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn.

Research and Development Expenses, net

Research and development expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. Research and development expenses were $6.0 million in 2010, $5.7 million in 2009 and $6.9 million in 2008.  The increase in 2010 was mainly due to higher employee-related costs in 2010, as we slightly increased our R&D spending in 2010 as we recovered from the global economic downturn of 2009. The decrease in 2009 was mainly due to cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn. These measures were intended to increase the efficiency of our R&D organization, rather than reducing its output, and, therefore, our development plans and rate remained unchanged as compared to 2008.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2008, 2009 or 2010 and do not expect to receive any such grants in the future. We also did not pay any royalties to the Marketing Fund in 2008, 2009 and 2010. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI and Koonras Technologies Ltd., or Koonras, our former significant shareholder, for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative expenses increased slightly in 2010 to $22.1 million, from $22.0 million in 2009, after having decreased in 2009 from $25.8 million in 2008. The increase in 2010 was mainly due to higher revenues that resulted in higher commission payments to our sales employees and agents, almost fully offset by lower reserve for doubtful debts and by the appreciation of the dollar relative to the Euro over the course of 2010 relative to 2009, which reduced the dollar value of the Euro-denominated selling, general and administrative expenses that we incurred in 2010. The decrease in 2009 was mainly due to (i) lower revenues that resulted in lower commission payments to our sales employees and agents, (ii) cost reduction measures that we took during 2009 in order to mitigate the effects of the global economic downturn and (iii) the appreciation of the dollar relative to the Euro over the course of 2009 relative to 2008, which reduced the dollar value of the Euro-denominated selling, general and administrative expenses that we incurred in 2009.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, gains (losses) from sale of bonds and funds, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $0.1 million in 2010, as compared to approximately $0.0 million in 2009 and approximately $(0.1) million in 2008. During 2010, 2009 and 2008, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates.

Income Taxes, net

Income Taxes, net, consist of changes in deferred tax assets and deferred tax liabilities, and of current tax expenses. In 2010, we recorded a tax expense of approximately $0.7 million, of which approximately $0.3 million related to changes in deferred taxes, and approximately $0.3 million related to current tax expenses.  Most of the current taxes in 2010 were related to taxes for previous years, mainly as part of the final tax assessment we received in Germany for the years 2004-2007.  Tax income, net, in 2009 and 2008, consisted primarily of changes in deferred tax assets and deferred tax liabilities, and to a lesser extent, in current tax expenses. Tax income, net, was $0.9 million in 2009 and $0.2 million in 2008. The increase in 2009 relative to 2008 was primarily due to an increase in deferred tax assets, as a result of an increase in US loss carry-forwards that we believe we would be able to use in the foreseeable future.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $1.6 million, $0.0 million and $0.7 million in 2010, 2009 and 2008, respectively.  The increase in 2010 relative to 2009 was mainly due to the increase in our revenues. The decrease in 2009 relative to 2008 was mainly due to the decrease in our revenues in 2009, partially offset by lower expenses as compared to 2008, and partially offset by the above-described tax income.

Effective Corporate Tax Rate

We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. In Israel we received a final tax assessment through the tax year ended December 31, 2006.  Our subsidiaries in Germany and Italy received a final tax assessment through the tax year ended December 31, 2007.   Generally, as of January 1, 2011, Israeli companies are subject to corporate tax of 24%.  The corporate tax rate was reduced in July 2005, from 31% for the 2006 tax year to 29% for the 2007 tax year, 27% for the 2008 tax year, 26% for the 2009 tax year, 25% for the 2010 tax year and 24% for the 2011 tax year, and is furthermore scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Our effective corporate tax rate in Germany in the year ended December 31, 2010 was 25%. We believe that our effective tax rates in the U.S., Italy, China, Japan, India and Korea would have been approximately 34%, 31%, 25%, 46%, 31% and 24.2%, respectively, for the year ended December 31, 2010 had we not incurred tax losses in such countries. We had tax loss carryforwards in Israel in the aggregate amount of approximately $5.5 million as of the end of 2010.  In addition, as of December 31, 2010, we had approximately $1.9 million in net operating loss carryforwards in North America and $0.5 million in China. There can be no assurance that we will be able to use all the above-mentioned tax loss carryforwards at any time in the future.  We expect that if our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

We had been previously granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959.  Consequently, we were eligible for certain Israeli tax benefits.  Income derived from each of our Approved Enterprise programs was exempt from tax for a period of two years, commencing in the first year in which we generated taxable income from such Approved Enterprise (subsequent to use of all Israeli tax loss carryforwards), and was subject to a reduced tax rate of 25% for a further five years, respectively.  For our most recent Approved Enterprise program (which had been approved in 2001), we decided not to pursue the completion of our investment plan related to that program, as we had not had any tax benefits from it.  We have instead elected tax benefits pursuant to the 2011 Amendment to the Investment Law, as described under “Item 10. Additional Information— Taxation— Law for the Encouragement of Capital Investments, 5719-1959” below.  Please also see Note 12.A of the notes to our consolidated financial statements included elsewhere in this annual report.

Liquidity and Capital Resources

We finance our operations primarily from funds provided by operations.  We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months.  Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain credit facilities.  There is no assurance that if and when we would need to obtain credit facilities, that banks or other financial institutions would agree to provide to us any such facilities on reasonable terms, or that they would agree to provide us any credit at all.

During 2010, net cash provided by operating activities was $4.8 million, and was mainly comprised of our net profit of $1.6 million, increase in trade payables, accrued expenses and other liabilities of $1.9 million, decrease in net deferred taxes of $0.4 million, and depreciation and amortization of $1.5 million, as partially offset by increase in accounts receivable and prepaid expenses of $0.6 million.

During 2010, net cash used in investing activities was $0.4 million, and was mainly comprised of $0.4 million used for capital expenditures. Our capital expenditures for 2010 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2010, net cash used in financing activities was $0.6 million, and was mainly comprised of $0.4 million of cash used for the reduction of short and long term bank credit, and $0.2 million used pursuant to our ongoing share repurchase program, which had been announced back in June 2008.

As of December 31, 2010, Microsystem had outstanding a long-term government loan of $0.1 million, of which $0.1 million is to be repaid during 2011.

These activities caused our aggregate amount of cash and cash equivalents to increase to $10.2 million as of December 31, 2010, as compared to $6.7 million as of December 31, 2009; our short-term credit obligations to decrease to $0.1 million as of December 31, 2010, as compared to $0.5 million as of December 31, 2009; and our long-term credit obligations to be reduced to $0.1 million as of December 31, 2010, as compared to $0.2 million as of December 31, 2009.

As of December 31, 2010, our working capital was $5.9 million and our total assets were $34.9 million, as compared to $4.5 million and $32.7 million, respectively, as of December 31, 2009.  The increase in working capital resulted mainly from increase of cash and cash equivalents of $3.5 million, increase in trade receivables of $0.3 million, decrease in short term credit of $0.4 million and decrease in deferred revenues in $0.1 million, offset in part by decrease in other account receivables of $1.0 million and increase in trade payables of $0.6 million.

Our trade receivables, net of allowance for doubtful accounts totaled $5.7 million on December 31, 2010, compared to $5.4 million on December 31, 2009.  The collection cycle for such trade receivables remained practically unchanged during 2010 as compared to 2009.  We believe that, generally, the quality of receivables remained unchanged and we will continue our efforts to shorten our collection cycles.  Nevertheless, we cannot guarantee that collection cycles from one or more of our customers or Resellers will not lengthen relative to the past.

Concentration of credit risk

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

The exchange rate between the U.S. dollar and the NIS decreased during 2010, from NIS 3.775 to one dollar at the start of the year to NIS 3.549 to one dollar at the end of the year, and has fluctuated during the period of time since the conclusion of 2010, having ranged from a high of 3.713 NIS to one dollar to a low of 3.363 NIS to one dollar since December 31, 2010 (through June 24, 2011). The high and low exchange rates between the NIS and U.S. dollar during the 6 most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW (1 U.S. dollar =__ NIS)	HIGH (1 U.S. dollar = __ NIS)
December 2010	3.549	3.665
January 2011	3.528	3.710
February 2011	3.602	3.713
March 2011	3.481	3.635
April 2011	3.395	3.473
May 2011	3.377	3.538

The average exchange rate, using the average of the exchange rates on the last day of each month during the period, for each of the five most recent fiscal years, was as follows:

Period	Exchange Rate
January 1, 2006 - December 31, 2006	4.466 NIS/$1
January 1, 2007 - December 31, 2007	4.085 NIS/$1
January 1, 2008 - December 31, 2008	3.591 NIS/$1
January 1, 2009 - December 31, 2009	3.927 NIS/$1
January 1, 2010 - December 31, 2010	3.732 NIS/$1

In 2008, the rate of Israeli inflation was approximately 3.8% and the U.S dollar devaluated against the NIS by 1.1%.  In 2009, the rate of Israeli inflation was approximately 3.9%, and the U.S. dollar devaluated against the NIS by 0.7%.  In 2010, the rate of Israeli inflation was approximately 2.7%, and the U.S. dollar devaluated against the NIS by 6.0%.

Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from depreciation of the Euro relative to the U.S. dollar and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from depreciation of the U.S. dollar relative to the NIS.  However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low.  The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe that the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2010, we had currency exchange forward transactions to sell $1.9 million for a total amount of NIS 7.4 million until June 30, 2011].  See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents and licenses, etc.

We conduct our research and development operations primarily in Israel and to a small extent in Russia.  Following the merger with Gibbs System in January 2008 we also have substantial research and development operations in California.  Our research and development efforts have been financed through internal resources and through programs sponsored by the OCS.  In the years ended December 31, 2008, 2009 and 2010, our gross research and development expenditures were $7.1 million, $5.9 million and $6.0 million, respectively (17%, 18% and 17% of total revenues, respectively).  Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities.  Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 with respect to OCS programs funded in or after 1994, royalties of revenues derived from products developed according to such programs are generally payable to the State of Israel at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the relevant OCS program. The maximum aggregate royalties will not, however, exceed 100% (for programs funded prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received from the OCS. Pursuant to an amendment effected in 2000, effective with respect to OCS programs funded in or after 2000, the royalty rates described above were updated to 3%, during the first three years, and 3.5%, in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999 with respect to OCS programs approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months.  As of December 31, 2010, our contingent liability with respect to such grants was approximately $0.6 million, consisting only of the accrued LIBOR interest that applies to grants that we received in 1999 and 2000, which liability is contingent upon our generating revenues from sales of products developed with funds provided by the OCS.

We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS.  Therefore, the royalty reports we have submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005.  In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. Following this application and further correspondence between the OCS and us, the OCS appointed an external professional examiner to examine our claim from a technological point of view.  This examiner submitted his report to the OCS in November 2005.  In December 2005, the OCS appointed a second professional examiner to submit a second opinion regarding our technological claim.  During January 2006 our management met with the OCS in an attempt to, among other things, accelerate the OCS’s treatment of our application.  In September 2006 we received a letter from the OCS rejecting our application.  Following further inquiries made by us, we continued corresponding with the OCS and in January 2007 our management met again with the OCS.  As a result of this meeting the OCS agreed to continue its examination of our application.  In July 2007 we met with an OCS examiner and two additional OCS representatives.  We followed up on this meeting via further inquiries to the OCS staff as to when they expected to conclude their examinations and provide a final decision; however, to date, we have not received any final decision from the OCS.

Although we believe that we have strong arguments to support our position, we have accrued royalty expenses in the amount of approximately $3 million in our financial statements for the periods from January 1, 2005 through March 31, 2010, but we have not paid to the OCS any royalties associated with the products mentioned above.

We do not intend to further accrue for royalty expenses to the OCS in our financial statements, as we believe that the chances for actual payments above the amounts already accrued are remote.  See “Item 3. Risk Factors - We may be required to pay royalties to the OCS in respect of sales since January 1, 2005” for a discussion of the risks to us arising from the possibility that we may be obligated to pay to the OCS the past amounts that we accrued with regard to this issue or even more than such amounts.

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

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent (10%) of a product developed with OCS funding are subject to approval by an OCS committee and to the following conditions:

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

In the years ended December 31, 2008, 2009 and 2010, we paid or accrued royalties to the OCS in the amount of $0.5 million, $0.3 million and $0.1 million, respectively.

In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2010 with respect to such grants was $0.6 million, contingent upon our incremental exports.

In addition, we are currently participating in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. In 2008, 2009 and 2010 we recorded in our profit and loss statements $121,000, $120,000 and $0, respectively, of grants received.

Trend Information

We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures.  Following is a summary of the material trends and uncertainties influencing our operations:

Cash and Cash Equivalents. The consideration in the merger with Gibbs System and the consideration for our acquisition of the remaining 49% of Microsystem, including related costs, were funded from accumulated cash and cash equivalents, thereby reducing our cash and cash equivalents in 2008 by approximately $6.0 million. In 2009, we reversed this trend, having experienced an increase in cash and cash equivalents of approximately $1.0 million, due mostly to positive cash flow from operating activities, which was offset partially by repurchases under our share buyback plan and purchases of property and equipment.  During 2010, we continued the trend of 2009, having experienced a further increase in cash and cash equivalents, in an amount of approximately $3.5 million, due mostly to positive cash flow from operating activities, which was offset partially by capital expenditure, bank credit and shares repurchase.

Merger with Gibbs System, Acquisition of Microsystem, and Related Effects. As a result of the merger with Gibbs System in 2008, we have experienced, since such time (relative to the periods prior thereto), an increase in the following: (i) our overall expenses and revenues; (ii) the relative portion of the U.S. dollar based expenses and revenues of our company group; and (iii) geographic diversity due mainly to an increase in sales in the U.S. market.  As a result of our completion of our acquisition of Microsystem and the consolidation of Microsystem’s results with ours (commencing in the third quarter of 2007, but first reflected on a full year basis in 2008), we began to experience (a) a further increase in our overall expenses and revenues and (b) an increase in the European portion of our revenues and product sales, and related expenses, relative to the periods prior thereto.

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

Decrease in prices. The strong competition in the software business generally, and in the CAD/CAM business specifically, caused prices of products in our industry to decrease in past years.  Such decrease in software prices had resulted in a decrease in our revenues and thus in our profits.  Nevertheless, in more recent years, we saw that this trend was getting much more moderate, and even did not exist in certain territories.  If the foregoing trend will renew, however, we may have to employ cost-reduction measures in order to remain profitable.

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

2.            As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay such Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2010 was $0.6 million, contingent upon our incremental exports.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2010:

	Payments due by Period (US$, in thousands)
Contractual Obligations as of December 31, 2010	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	8,141	2,106	4,980	1,055	-
Purchase Obligations and Commitments (1)	1,475	1,046	429	-	-
Other Long-Term Liabilities	(2) 4,297	4,297	-	-	-
Total Contractual Cash Obligations	13,913	7,449	5,409	1,055	-

(1) Certain obligations to software vendors reflected in the amounts recorded in this row assume that we achieve minimum revenue levels.  To the extent that our revenues are lower than such minimum levels, our obligations will be reduced accordingly.

(2) Represents a provision for future severance pay obligations.

G.	Safe Harbor

This annual report on Form 20-F contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act.  These are statements that are not historical facts and include statements about our beliefs and expectations.  These statements contain potential risks and uncertainties, and actual results may differ significantly.  Forward-looking statements are typically identified by the words “believe,” “expect,” “intend,” “estimate” and similar expressions.  Such statements appear in this annual report and include statements regarding the intent, belief or current expectation of our company or our directors or officers.  Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors, including, without limitation, the factors set forth in “Item 3—Key Information—Risk Factors,” which we refer to as the Cautionary Statements.  Any forward-looking statements contained in this annual report speak only as of the date hereof, and we caution potential investors not to place undue reliance on such statements.  We undertake no obligation to update or revise any forward-looking statements.  All subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by the Cautionary Statements.

Item 6.	Directors, Senior Management and Employees.

Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows:

Name	Age	Position
Yossi Ben Shalom	57	Chairman of the Board
William F. Gibbs	58	Vice Chairman of the Board
Barak Dotan	44	Director
Yoel Rosenthal	57	Director
David Golan	71	Director
Eti Livni	63	External Director
Rami Entin	61	External Director
Dan Haran	54	President and Chief Executive Officer
Ilan Erez	44	Chief Financial Officer

Yossi Ben Shalom, our Chairman of the Board since May 2008 and a director since February 2002, is a co-founder of DBSI.  Prior to establishing DBSI, Mr. Ben Shalom served as Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (NYSE:KOR), from 1998 through 2000.  Prior to that, he served as Chief Financial Officer of Tadiran Ltd.  Mr. Ben Shalom has also been an active director on numerous boards, such as NICE Systems (NASDAQ:NICE), Machteshim Agan, Bank Klali and others.  Mr. Ben Shalom holds a bachelor’s degree in economics and a master’s degree in business administration from Tel Aviv University.

William F. Gibbs, our Vice Chairman of the Board since January 2008, is the founder of Gibbs System (also known as Gibbs and Associates), the makers of GibbsCAM.   He joined our company on January 2, 2008, upon the merger of Gibbs System into our wholly owned subsidiary.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978.  He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs System software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

Barak Dotan, a director of our company since February 2002, is a co-founder of DBSI.  Prior to establishing DBSI, Mr. Dotan worked as Product Manager for Jacada (NASDAQ:JCDA), formerly CST and later managed private investments in high-tech and other areas.  Mr. Dotan graduated summa cum laude from the Hebrew University of Jerusalem with a bachelor’s degree in computer science and business administration.

Yoel Rosenthal, a director of our company since May 2008, has been the CFO of DBSI since 2001.  Prior to joining DBSI, Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber &Co.  Prior to that he held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA.  Mr. Rosenthal holds an MBA from the University of California in Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

David Golan has been a member of our board of directors since 1992 and is a former Chairman of the Board.  Mr. Golan is currently an independent businessman and a director. Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies.  From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments, not including ZCT.  From March 1997 to May 1998, he was the Chief Executive Officer of Clal Trading Ltd., a subsidiary of the IDB group.  From 1992 to March 1997, he was Executive Vice President of Clal Trading.  Mr. Golan was formerly president of Gal Weisfield Industries Ltd.  Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

Eti Livni, one of our external directors since April 2008, is currently active as a lawyer in commercial issues, environmental issues, intellectual property and also serves as an arbitrator and mediator in various disputes.  Ms. Livni also currently serves as a director in various Israeli public companies, including the Israel Military Industry (IMI), New Makefet Pension and Benefit Funds Management Ltd., and Alrov Ltd. From 2003 until 2006, Ms. Livni served as a member of the 16th Knesset and as a member of several Knesset committees. From 1999 until 2006, Ms. Livni was a member of the Shinui Party and was also acting as head of the women’s section in the party.  From 1995 until 2003, Ms. Livni acted as a member of the managing committee of the Israeli Bar Association and as a member of the Association’s ethics committee. Ms. Livni holds an L.L.B from the Hebrew University of Jerusalem, and is a certified lawyer in Israel.

Rami Entin, an external director of ours since May 2005, also currently serves as an external director of Inter Colony Ltd., an Israeli publicly traded construction company.  Mr. Entin is also a director of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Avnet Data Security Ltd., and serves as an external director of B.S.P. Biological Signals Processing Ltd.  From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data.  From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations.  From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations.  From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields.  Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

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

Ilan Erez joined us as VP Finance in May 2005 and became our Chief Financial Officer in July 2005.  From 1998 to 2005, Mr. Erez served as the Chief Financial Officer of Silicom Ltd., a NASDAQ listed company engaged in the design, manufacturing and selling of server-networking cards. He also served as VP Operations of Silicom from May 2001 until his departure, and has served as external director of Silicom since July 2010.  From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers.  Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Arrangements for the Election of Directors

Under our merger agreement with Gibbs System, we appointed William Gibbs as the vice chairman of our board of directors and undertook to him that he will continue to serve in that position as long as he continues to hold at least 9% of our issued and outstanding share capital.  As a result of the merger, Mr. Gibbs was issued 1,500,000 Ordinary Shares, which currently represent approximately 16.13% of our outstanding share capital and which he continues to hold as of the current time.

Compensation

During the year ended December 31, 2010, we paid, in the aggregate, approximately $1.37 million in direct remuneration to our directors and officers for services provided by them to our company in such capacities.  Such sum does not include amounts expended by us for automobiles made available to our officers, expenses (including business travel, professional and business association dues and expenses) reimbursed to officers and other fringe benefits commonly reimbursed or paid by companies in the countries we operate.  We pay each of our external directors, as well as Mr. David Golan and Mr. William F. Gibbs, an annual fee of approximately $12,500, plus approximately $463 for each meeting of the board of directors or a committee thereof attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attendance at meetings of the board of directors.

Please see “Item 7—Major Shareholders and Related Party Transactions” for a description of the employment agreement entered into with Mr. Gibbs, and the terms pursuant to which Cimatron Gibbs LLC leases office space from Mr. Gibbs.

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

External Directors

The Israeli Companies Law, 1999, or the Companies Law, requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  A person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation or one of certain other prohibited relationships with the company or any person or entity controlling (or relative of such controlling person), controlled by or under common control with the company (or, in the case of a company with no controlling shareholder, any affiliation or one of certain other prohibited relationships with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department). The term “affiliation” and the similar types of prohibited relationships include:

●            an employment relationship;

●            a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);

●            control; and

●    service as an office holder (as defined in the Companies Law and described under “Item 10— Articles of Association; Israeli Companies Law— Approval of Certain Transactions Under the Companies Law” below).

No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director or if the person is an employee of the Israel Securities Authority or of an Israeli stock exchange.  A person may furthermore not continue to serve as an external director if he or she accepts, during his or her tenure as an external director, direct or indirect compensation from the company for his or her role as a director, other than amounts prescribed under the Companies Law regulations (as described below) or indemnification, the company's undertaking to indemnify such person, exemption and insurance coverage.  If, at the time of election of an external director, all other directors who are not the company's controlling persons or their relatives are of the same gender, the external director to be elected must be of the other gender.

External directors are to be elected by a majority vote at a shareholders’ meeting, provided that either:

•
the majority voted in favor of election includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting (abstentions are disregarded in this calculation), or

•
the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the election of the director does not exceed two percent (2%) of the aggregate voting rights in the company.

The initial term of an external director is three years and may be extended by the general meeting of shareholders, for up to two additional three year terms, provided that his or her service for each such additional term is recommended by one or more shareholders holding at least one percent (1%) of the company’s voting rights and is approved by a majority at a shareholders meeting, which majority must include both criteria described above with respect to his or her initial election.  In addition, under regulations promulgated under the Companies Law, an external director of a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, may be elected for additional three year terms (in excess of the original six year term) provided that in light of such external director’s expertise and special contribution to the work of the company’s board of directors and audit committee, the re-election of such external director is for the benefit of the company.  The same special majority is required for election of the external director for each additional three-year term.

An external director may be removed from office only: (i) by a court, upon determination that the external director to be so removed ceased to meet the statutory qualifications for his or her appointment or if he or she violated his or her duty of loyalty to the company; (ii) by the same percentage of shareholders, acting through a shareholders meeting, as is required for his or her election, if the board of directors has determined that the external director to be so removed has ceased to meet the statutory qualifications for his or her appointment or violated his or her duty of loyalty to the company and has proposed the removal to the shareholders.  Such determination by the board of directors is to be made in the first meeting of the board of directors to be convened following learning of the said cessation or violation.  An external director who ceases to meet the conditions for his or her service as such must notify the company immediately and such service shall cease immediately upon such notification.

Following the termination of an external director’s service on a board of directors, such former external director and his or her spouse and children may not be provided a direct or indirect benefit by the company, its controlling shareholder or any entity under its controlling shareholder’s control, including engagement to serve as an executive officer or director of the company or a company controlled by its controlling shareholder or employment by, or providing services to, any such company for consideration, either directly or indirectly, including through a corporation controlled by the former external director, for a period of two years (which prohibition also applies to other relatives of the former external director for a period of one year).

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board must include at least one external director, and the audit committee is required to include all of the external directors.  Our external directors are Eti Livni and Rami Entin, who will complete their current terms in April 2014, in accordance with Israeli law.

An external director is entitled to certain compensation as provided in regulations adopted under the Companies Law but is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director or otherwise to the company.

Under the Companies Law, at least one of the external directors serving on a company’s board of directors is required to have “accounting and financial expertise” and the other external director or directors are required to have “professional expertise.”  A director is deemed to have “professional expertise” if he or she either (i) has an academic degree in economics, business management, accounting, law or public service, (ii) has an academic or other degree or has completed other higher education, all in the field of business of the company or relevant for his/her position, or (iii) has at least five years experience as either a senior managing officer in the company’s line of business with a significant volume of business, a public office, or a senior position in the company’s main line of business.  A director with “accounting and financial expertise” is a director that due to his or her education, experience and skills has a high expertise and understanding in financial and accounting matters and financial statements, in such a manner which allows him to deeply understand the financial statements of the company and initiate a discussion about the presentation of financial data.  However, under regulations promulgated under the Companies Law, a public company whose shares are also registered for trading in certain stock exchanges outside of Israel, like ours, is not required to appoint an external director with accounting and financial expertise, if at such time there is another director serving on the board of directors of such company who has accounting and financial expertise and who is an independent director for purposes of membership on the audit committee thereof, in accordance with the applicable laws of the state in which such shares are registered (and the rules and regulations of such foreign stock exchange).  Our board of directors has determined that Mr. Entin has the requisite “accounting and financial expertise” while Ms. Livni has “professional expertise” as required of our external directors under the Companies Law.

Independent Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of independent directors.  An “independent director” is defined as an external director and as a director who meets the following criteria:

•
he or she meets the qualifications for being appointed as an external director, except for (i) the requirement that the director be an Israeli resident (which does not apply to companies whose securities have been offered outside of Israel or are listed outside of Israel) and (ii) the requirement for accounting and financial expertise or professional qualifications; and

•
he or she has not served as a director of the company for a period exceeding nine consecutive years. For this purpose, a break of less than two years in the service shall not be deemed to interrupt the continuation of the service.

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a propose set of corporate governance rules, certain independence requirements with respect to the composition of the board of directors as a whole.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be independent directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be independent directors.

As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being independent directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee.  The chairman of the board of directors, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee.  Under the Companies Law (under an amendment adopted in 2011 that has not yet gone effective), our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined under “Item 10— Articles of Association; Israeli Companies Law— Approval of Certain Transactions Under the Companies Law” below)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examine the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (v) examine the scope of the company's auditor's work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the board or the general meeting of shareholders) and (vi) determine procedures with respect to the treatment of company employees' complaints as to the management of the company's business and the protection to be provided to such employees.  In compliance with new regulations under the Companies Law, our audit committee also approves our financial statements, thereby fulfilling the requirement that a board committee provide such approval.  An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of independent directors and at least one of them is an external director.

The NASDAQ Listing Rules and U.S. securities laws likewise require that we maintain an audit committee, consisting of at least three independent directors, all of whom (a) do not have any relationship to the company that may interfere with the exercise of their independence, and (b) must be financially literate.  Under the NASDAQ rules and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, the audit committee (i) has the sole authority and responsibility to select, evaluate, and, where appropriate, replace the company’s independent auditors, (ii) is directly responsible for the appointment, compensation and oversight of the work of the independent auditors for the purpose of preparing its audit report or related work, and (iii) is responsible for establishing procedures for (A) the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls or auditing matters, and (B) the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters.  The audit committee is required to consult with management but may not delegate these responsibilities.  In addition, under the Sarbanes-Oxley Act, the audit committee is responsible, among other things, for the following:

•	Review in advance, and granting any appropriate pre-approvals of, (i) all audit and non-audit services to be provided by the independent auditors and (ii) all fees and other terms of engagement;
•
Review and discussion with management and the independent auditors of the company’s quarterly financial statements (including the independent auditors’ review of the quarterly financial statements) prior to any required submission to shareholders, the Securities and Exchange Commission, or SEC, any stock exchange or the public;

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

We have adopted a formal audit committee charter that we have implemented, embodying these responsibilities.

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

NASDAQ Exemptions for a Foreign Private Issuer

We are a foreign private issuer within the meaning of NASDAQ Listing Rule 5005(a)(18), since we are incorporated in Israel and we meet the other criteria set forth for a “foreign private issuer” under Rule 3b-4(c) under the Exchange Act.  Therefore, pursuant to NASDAQ Listing Rule 5615(a)(3), we may follow home country practice in lieu of certain provisions of the NASDAQ Listing Rule 5600 series and certain other NASDAQ Listing Rules.  Pursuant to this allowance, we have opted out from complying with the majority independence requirement for our board of directors as a whole under NASDAQ Listing Rule 5605(b), given the fact that Israeli law (i.e., the Companies Law) does not impose such a requirement, and we have furthermore opted out from compliance with several other NASDAQ Listing Rules.  Please see “Item 16G. Corporate Governance” below for a description of the manner in which we rely upon home country practice in lieu of complying with certain NASDAQ Listing Rules.

Compensation of Executive Officers

Under a recent amendment to the Companies Law (which has been approved but will only go into effect over the course of 2011), in lieu of appointing a separate board committee with responsibility for setting appropriate compensation levels for our executive officers, the audit committee of our board of directors, as well as the board of directors itself as a whole, serve as the bodies with authority for establishing such compensation levels (for executive officers who are not directors).  In setting compensation levels, our audit committee and board are guided by the levels of compensation provided to executives in other companies in our industry and our home country, as adjusted to account for differences in size and other relevant distinguishing factors.  The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms.  The compensation levels of executive officers who are also directors requires the approval of the audit committee, the board of directors and shareholder approval, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

Directors’ Severance Benefits Upon Termination of Employment

Except for the employment agreement entered into by our subsidiary Cimatron Gibbs LLC with William Gibbs in his role on behalf of such subsidiary (as described below in “Item 7— Major Shareholders and Related Party Transactions— Related Party Transactions”) we have not entered into any service contracts with any members of our board of directors that provide for specific benefits upon termination of employment.  Other than any termination notice provisions under Mr. Gibbs’ employment contract, the only severance pay benefits that may be provided are required under Israeli law and are described below in the section titled “Employees”.

Employees

The following table sets forth, as of the end of each of the last three financial years, the number of our employees broken down by category of activity:

As of December 31,	2010	2009	2008
Research and Development	70	76	78
Marketing, Sales and Customer Support	186	187	198
Management, Administration and Information Systems	24	24	25
Total	280	287	301

As of December 31, 2010, our 280 full-time personnel were employed in the following geographic locations: 81 were employed in Israeli operations, 4 were employed in Russia, 13 were employed by our original North American subsidiary, Cimatron Technologies Inc., 61 were employed by Cimatron Gibbs LLC (the surviving entity in the merger with Gibbs System) in North America, 34 were employed by our German subsidiary, 38 were employed by our Italian subsidiary, 39 were employed by our Chinese subsidiaries, 1 was employed by our Indian subsidiary and 9 were employed by our Korean subsidiary.  In addition, we employed 3.4 subcontractors or free-lance personnel on average during the year 2010, and as of December 31, 2010, we employed 5 subcontractors personnel.

Certain provisions of the collective bargaining agreements between the Histadrut (General Federation of Labor in Israel) and the Coordination Bureau of Economic Organizations (including the Industrialists’ Associations) are applicable to our employees in Israel by order of the Israeli Ministry of Labor.  These provisions concern principally the length of the workday, minimum daily wages for professional workers, insurance for work-related accidents, procedures for dismissing employees, determination of severance pay and other conditions of employment.  We generally provide our employees with benefits and working conditions beyond the required minimums.  In addition to salary and other benefits, certain of our marketing personnel are paid commissions based on our performance in certain territories worldwide.

Israeli law generally requires severance pay, which may be funded via Managers’ Insurance (as described below), upon the retirement or death of an employee or termination of employment without cause (as defined in the law).  The payments related thereto amount to approximately 8.33% of wages.  The majority of our employees in Israel have subscribed to Section 14 of Israel’s Severance Pay Law, 5723-1963, or Section 14.  Pursuant to Section 14, our  employees, covered by this section, are entitled only to monthly deposits, at such 8.33% rate, made on their behalf by our company, covering potential severance payments to them.  Payments in accordance with Section 14 release us from any future severance liabilities in respect of those employees.  With regards to employees in Israel that are not subject to Section 14, our liability for severance pay is calculated pursuant to the Severance Pay Law, based on the most recent salary of the relevant employee and the number of years of employment.  Such employees are entitled to one month’s salary for each year of employment (or a portion thereof for additional corresponding partial years of employment).  Our liability for such employees is fully provided for via monthly deposits to Managers’ Insurance (as described below).

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

Share Ownership

2004 Share Option Plan

In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan, or the 2004 Share Option Plan, pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants.  The 2004 Share Option Plan is administered by our board of directors, which designates the optionees and dates of grant.  The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by our board of directors on the date that an option is granted.  Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the board, and are non-assignable except by the laws of descent.  The board has the authority to amend the terms of the 2004 Share Option Plan, provided that any such amendment does not adversely effect any options granted thereunder. In February 2005, 238,500 options were granted to our employees under the 2004 Share Option Plan at an exercise price of $2.20 per share and with a term of ten years, and in August 2005, our board of directors approved the grant of an additional 32,000 options under the plan, at an exercise price of $2.00 per share and a term of 10 years, to our Chief Executive Officer.  In December 2005, our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares.  In May 2006 an additional 189,000 options were granted to our employees under the plan at exercise prices ranging from $1.75-$2.00 and with a term of five years.  During August 2007, we granted an additional 74,000 options to our employees at an exercise price of $2.78 and with a term of five years.  During January 2008, we granted an additional 66,000 options to our employees at an exercise price of $2.75 and with a term of five years, including 2,000 options to William F. Gibbs, our Vice Chairman of the Board.  All options that have been granted to date under the 2004 Share Option Plan become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each grantee by us and/or our subsidiaries. Each grantee is responsible for all personal tax consequences of a grant and the exercise thereof.  We intend to grant additional options under the 2004 Share Option Plan to our various directors, executive officers and employees.

In November 2007, our board of directors approved the transfer of a pool of 618,500 unallocated Ordinary Shares from our prior share option plan, the 1998 Share Option Plan, to the 2004 Share Option Plan for future grants.

At March 31, 2011, 641,917 Ordinary Shares were available for issuance pursuant to option grants to (and subsequent exercise of options by) our various directors, officers, employees and consultants under the 2004 Share Option Plan.

Repurchase of Our Shares

On June 4, 2008, our board of directors authorized the use of up to $1 million of our available cash to repurchase our Ordinary Shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases are to be made in accordance with the requirements of the SEC. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  As of the date of this annual report, we have repurchased 441,856 of our shares pursuant to this repurchase plan at an average price of $1.33 per share.  None of such repurchases has been effected in 2011.

Together with the 166,100 shares that we had previously repurchased in the open market (during 2002 and 2003), at an average price of $0.95 per share, we have repurchased an aggregate of 607,956 of our Ordinary Shares under share repurchase programs.  Under Israeli law, while all such repurchased shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and, as such, cannot be voted and do not provide any other rights, other than upon liquidation.

Beneficial Ownership by Officers and Directors

Messrs. Ben Shalom, Dotan and Rosenthal may each (subject to the disclaimer provided in footnote (3) to the table in Item 7 below) be deemed to have beneficial ownership of an aggregate of 4,265,950 of our Ordinary Shares, representing 45.89% of our issued and outstanding share capital, by virtue of their positions with DBSI.  As indicated in the table appearing in Item 7 below, Mr. William F. Gibbs beneficially holds 1,502,000 or 16.16% of our outstanding Ordinary Shares, which includes 2,000 shares issuable upon exercise of options that are currently exercisable or will be exercisable within 60 days of May 31, 2011.  As to our remaining board members, each of David Golan, Eti Livni and Rami Entin beneficially holds no Ordinary Shares.  Among our executive officers, each of Dan Haran, our President and Chief Executive Officer, and Ilan Erez, our Chief Financial Officer, beneficially holds no shares.  The options held by each of our directors and executive officers are subject to the terms (including exercise price and expiration date) referenced above in the description of option grants under our 2004 Share Option Plan.

The Ordinary Shares held (or issuable upon exercise of options held) by our directors and executive officers do not have voting rights that differ from those enjoyed by all holders of our Ordinary Shares.

Item 7.	Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth information, as of June 24, 2011, concerning the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of our Ordinary Shares by (i) any person who is known to us to own at least 5% of the Ordinary Shares of our company and (ii) all of our directors and executive officers as a group.  The voting rights of our major shareholders do not differ from the voting rights of all other holders of our Ordinary Shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,265,950		45.87%

William F. Gibbs 4017 N. Cedarpine Lane Moonpark, CA 93021 California, U.S	1,502,000	(1)	16.15%

3Kotek 2 B.V. Wielewaaleg 1, 4791, PD, Klundert, Netherlands	550,000		5.91%

All directors and executive officers as a group	5,767,950	(1)(2)	62.01%

(1)           Includes an aggregate of 1,500,000 Ordinary Shares and additional 2,000 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares beneficially held by William F. Gibbs.  All of such 1,500,000 Ordinary Shares are held indirectly through the Gibbs Family Trust.
(2)           Includes an aggregate of 4,265,950 shares beneficially held by DBSI Investments Ltd., or DBSI, which are attributable to certain of our directors by virtue of the positions that they hold on the board of directors of DBSI.  All of our directors to whom such share ownership is attributable disclaim such beneficial ownership. (Mr. Rosenthal in particular does not share in the equity ownership of DBSI).

Recent Significant Changes in the Percentage Ownership of Major Shareholders

On May 11, 2008, Koonras, a subsidiary of Polar Communications Ltd. and a then-current holder of approximately 27% of our Ordinary Shares, signed an agreement with DBSI pursuant to which Koonras was to sell to DBSI 1,700,000 Ordinary Shares (comprising approximately 18% of our then-current outstanding share capital) at a price per share of $2.80. As a result of the consummation of such transaction on or about June 26, 2008, Koonras’ holdings were reduced to 854,360 Ordinary Shares, representing approximately 9.1% of our share capital at the time.  As a result of its acquisition of shares in such transaction, DBSI currently holds approximately 45.89% of our outstanding share capital.

On June 3, 2008, Koonras sold its remaining 854,360 Ordinary Shares that it then held to 3Kotek 2 B.V., or Kotek, a company incorporated under the laws of the Netherlands.  As a result of the consummation of such transaction, to our knowledge (based on publicly available filings), Koonras is no longer a holder of our capital stock, and Kotek acquired approximately 9.1% (as of such time) interest in our share capital. As of the date of this report, we have been informed by Kotek that it currently holds 550,000 Ordinary Shares, representing 5.92% of our outstanding share capital.

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

Record Holders

As of May 31, 2011, there were 29 record holders of our Ordinary Shares, of which 15 were United States record holders owning an aggregate of approximately 40% of our outstanding Ordinary Shares.  Such number of record holders and such percentage of our Ordinary Shares are not representative of the actual number of beneficial holders of our Ordinary Shares, and actual percentage of our Ordinary Shares, that are held in the United States.

Related Party Transactions

Services Agreement

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

As of February 21, 2002, in connection with its sale of its equity interest in our company to Koonras and DBSI, ZCT assigned all rights and obligations under the foregoing services agreement to Koonras and DBSI.  An assignment of this agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002.  Following the consummation of the sale of 1,700,000 of our shares by Koonras to DBSI on June 24, 2008, and the related approval of our shareholders at such time, the management services agreement was assigned in full to DBSI, which continues to provide all of the services and receive the entire annual fee.  The amount that we paid for services under this agreement totaled NIS 1.74 million or $0.49 million (based on an exchange rate of NIS 3.549 to U.S. $1 on December 31, 2010) in the year ended December 31, 2010, and the amount that we have paid thus far in 2011 (through May 31, 2011) has amounted to NIS 0.54 ($0.15).

Lease Agreement

Prior to its merger with our subsidiary, Gibbs System leased office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs.  In connection with the merger and the assignment of the lease to us in 2008, we entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for us to extend the lease for an additional five years.  Also a result of the lease amendment, the rent that we are obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month).

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

In January 2008, in connection with the merger of our subsidiary with Gibbs System, we granted to Mr. Gibbs certain registration rights with respect to the Ordinary Shares issued to him as part of the merger consideration.  The grant of such registration rights was approved by our board of directors.  Pursuant to the registration rights agreement entered into with him, Mr. Gibbs has the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

Demand Registration Rights

Under the above-described registration rights agreement with DBSI and Kotek (as successor to Koonras), DBSI and Kotek together, and pro-rata between themselves, are entitled to up to two demand registrations on SEC Form F-1 (or an equivalent form) promulgated under the Securities Act at our expense, provided that the anticipated aggregate offering price for the shares to be registered, net of any underwriting discounts and commissions, exceeds $1 million.

Notwithstanding the foregoing, we are not required to effect a demand registration during the period starting with the date of filing of, and ending on the date that is one hundred eighty (180) days following the effective date of, a registration statement pertaining to our securities.

DBSI and Kotek, together, and pro-rata between themselves, also have the right to require us to effect up to four registrations on SEC Form F-3, including for an offering to be made on a delayed or continuous basis pursuant to Rule 415 of the Securities Act registering for resale from time to time by such holders all of their shares (which we refer to as a Shelf Registration Statement), but no more than two such registrations in any 12 month period, in each case, at our expense, provided, however, that we are not required to bear the cost of more than one counsel for these shareholders.  Under his registration rights agreement with us, Mr. Gibbs has the right to require us to effect up to two registrations on SEC Form F-3, under substantially the same terms specified above.

We are required to use our best efforts to (a) cause a Shelf Registration Statement to be declared effective under the Securities Act within three months after a demand for registration is made and (b) keep such Shelf Registration Statement continuously effective under the Securities Act until the expiration of five (5) years from the date that a Shelf Registration Statement is declared effective by the SEC.

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

In furtherance of our obligations to each of DBSI, Kotek and Mr. Gibbs under the above-described registration rights agreements, on September 8, 2009, we filed an F-3 registration statement registering the resale of the Ordinary Shares held by each such shareholder.  Such registration statement was declared effective by the SEC on December 9, 2009, and remains effective as of the date of this annual report, and may be used by the selling shareholders to sell Ordinary Shares pursuant thereto, which may have an adverse effect on the price of our Ordinary Shares.  See “Item 3. Key Information— Risk Factors—One of our shareholders beneficially owns a substantial amount of our Ordinary Shares and may therefore influence our affairs.”

Employment Agreement with William F. Gibbs

In connection with the merger with Gibbs System in January 2008, Cimatron Gibbs LLC, our subsidiary into which the Gibbs System business was merged, entered into an employment agreement with Mr. Gibbs.  The employment agreement provides, among others, for (i) an annual base salary of $160,000, (ii) an annual bonus based on increases in contribution to our sales in North America and to the sale of Gibbs System products, and (iii) other fringe benefits as customary for comparable officers of our company group in the United States.  Mr. Gibbs also signed non-compete undertakings for our benefit.  On February 15, 2008, we announced that Mr. Gibbs was appointed as President, North America of our company.  Mr. Gibbs, who continues to maintain his position as President and CEO of Cimatron Gibbs LLC, is now responsible for promoting both Cimatron E and GibbsCAM product lines in North America.  In addition, pursuant to an option grant approved in January 2008, Mr. Gibbs was granted options to purchase 2,000 of our Ordinary Shares.

Item 8.	Financial Information.

Consolidated Statements and Other Financial Information

Our consolidated financial statements and other financial information are included in this annual report in “Item 18— Financial Statements”.

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

Dividend Distribution Policy

Certain of our enterprises are Approved Enterprises (as defined under the Israeli Law for the Encouragement of Capital Investments, 1959).  In the event of a distribution to shareholders of cash dividends out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, we would be subject to tax at a rate of 25%.  In our consolidated financial statements, we have not provided an allowance for deferred taxes on future distributions of tax-exempt earnings, as our management and board of directors have, in the past, determined not to make any distribution that may result in such tax liability to us.  Accordingly, such earnings have been considered to be permanently reinvested.  Our tax-exempt earnings may be distributed to shareholders without subjecting us to taxes only upon a complete liquidation of our company.

Recently, however, we decided that we will consider future distributions that may result in tax liability on our company level, but will attempt to minimize such liability.  In the event of any dividend that results in such tax liability, we will make an appropriate allowance for tax liability in our consolidated financial statements.

Pursuant to the recent revision to our dividend distribution policy, on May 12, 2011, we declared a special cash dividend of NIS 0.45 (approximately $0.13, based on the exchange rate published by the Bank of Israel as of June 20, 2011), which was payable on June 20, 2011 to shareholders of record as of May 31, 2011. We believe that this distribution did not trigger any tax liability for us.

Significant Changes

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our company other than as described in the notes to such financial statements (and as described immediately below).

Item 9.	The Offer and Listing.

Offer and listing details

Our Ordinary Shares were quoted on the NASDAQ Global Market (formerly the NASDAQ National Market) from March 1996 until April 17, 2001, from which time our Ordinary Shares have been quoted on the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market).  Through April 16, 2000, we were quoted under the symbol CIMTF, and since April 17, 2000, we have been quoted under the symbol CIMT.  The table below sets forth the high and low bid prices of our Ordinary Shares, as reported by NASDAQ during the indicated fiscal periods:

Period	High (U.S. $)	Low (U.S. $)
Six most recent months:
June 2011 (through June 24, 2011)	3.46	3.04
May 2011	3.71	2.93
April 2011	3.94	3.05
March 2011	4.64	3.13
February 2011	5.10	3.80
January 2011	4.55	2.56
December 2010	2.94	2.23

Two most recent full financial years and subsequent periods, by quarter:
Second Quarter 2011 (through June 24, 2011)	3.94	2.93
First Quarter 2011	5.10	2.56
Fourth Quarter 2010	3.18	1.41
Third Quarter 2010	1.80	1.21
Second Quarter 2010	2.38	1.30
First Quarter 2010	3.58	0.98
Fourth Quarter 2009	1.41	1.00
Third Quarter 2009	1.09	0.80
Second Quarter 2009	1.18	0.61
First Quarter 2009	1.33	0.56

Five most recent financial years:
2010	3.58	0.98
2009	1.41	0.56
2008	3.98	0.65
2007	4.58	1.34
2006	1.73	1.00

Since March 2, 2011, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange under the symbol “CIMT”. The following table sets forth, for the periods indicated, the high and low bid prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.  On December 31, 2010, the exchange rate of the NIS to the US dollar was NIS 3.549 per 1 US dollar.

Period	High (NIS)	Low (NIS)
Most recent months:
June 2011 (through June 23, 2011)	12.16	11.01
May 2011	13.85	9.79
April 2011	15.36	10.01
March 2011 (beginning March 2, 2011)	16.81	11.70

Most recent quarterly periods:
Second Quarter 2011 (through June 23, 2011)	15.36	9.79
First Quarter 2011 (beginning March 2, 2011)	16.81	11.70

Item 10.	Additional Information.

Memorandum and Articles of Association

Register

Our registration number at the Israeli registrar of companies is 52-004267-2.

Articles of Association; Israeli Companies Law

In December 2006, our shareholders adopted amended and restated articles of association for our company, which we refer to as the Articles, which replaced in their entirety our previous articles of association, which were approved prior to the adoption of the Companies Law and were not always consistent with the provisions of the Companies Law.  Our objective as stated in our Articles and in our Memorandum of Association is to engage in any lawful activity.

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

Our Articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by our board of directors, upon at least 21 days prior notice to our shareholders.  Under NASDAQ Listing Rule 5620(a), we must hold the meeting within one year after our fiscal year-end (which is December 31st).  No business may be commenced in any annual meeting until a quorum of two or more shareholders holding at least 33% of the voting rights are present in person or by proxy.  A meeting adjourned for a lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting may decide with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum is not present within one-half hour from the time designated for holding the meeting, the reconvened meeting shall be adjourned once again in the same manner as the original meeting.  Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by our board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Companies Law, as a (i) general manager, (ii) chief business manager, (iii) deputy general manager, (iv) vice general manager, (v) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, (vii) director and (viii) another manager directly subordinate to the managing director.  Our office holders consist of the individuals listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees”.  The duty of care prescribed by the Companies Law requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of loyalty prescribed by the Companies Law generally includes (i) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs, (ii) avoiding any competition with the company, (iii) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (iv) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

The Companies Law requires that an office holder of a company promptly disclose any personal interest that he or she may have and all related material information known to him or her, in connection with any existing or proposed transaction by the company.  The disclosure must be made to our board of directors and/or shareholders a reasonable period of time prior to the meeting at which the transaction is to be discussed.  A personal interest, as defined under the Companies Law, includes any personal interest held by the office holder’s spouse, siblings, parents, grandparents or descendants; spouse’s descendants, siblings or parents; and the spouses of any of the foregoing, and also includes any interest held by any corporation in which the office holder owns 5% or more of the share capital, is a director or general manager or in which he or she has the right to appoint at least one director or the general manager.  A personal interest furthermore includes the personal interest of a person for whom the office holder holds a voting proxy or the interest of the office holder with respect to his or her vote on behalf of the shareholder for whom he or she holds a proxy even if such shareholder itself has no personal interest in the approval of the matter.

In the case of a transaction that is not an extraordinary transaction (as defined below) and does not involve the compensation of the office holder, after the office holder complies with the above disclosure requirement, only board approval is required unless the articles of association of the company provide otherwise (ours do not provide otherwise).  If the transaction is an extraordinary transaction, then, in addition to any approval required by the articles of association, it must also be approved by the audit committee and by the board of directors, and, under specified circumstances, by a meeting of the shareholders.

An extraordinary transaction is defined as a transaction not in the ordinary course of business, not on market terms, or that is likely to have a material impact on the company’s profitability, assets or liabilities.

Under a recent amendment to the Companies Law (which has been approved but will only go into effect over the course of 2011), all arrangements as to compensation of office holders who are not directors require approval of the audit committee (or, should we wish to establish such a committee in the future, a compensation committee of our board of directors that meets all of the requirements applicable to an audit committee) and the board of directors.  The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms.  Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of the audit committee or board of directors (as applicable) determines that such presentation by him or her is necessary.  Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

•	all of the directors are permitted to vote on the matter and attend the meeting at which the matter is considered; and
•	the matter requires approval of the shareholders at a general meeting.

Notwithstanding having been approved in compliance with the foregoing processes, any transaction in which an office holder has a personal interest must, in addition, not be adverse to the company’s interest in order for it to be properly approved.

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, directly or indirectly, including for receipt of services from an entity controlled by him or her (or his or her relative), and the terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company, require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.

The shareholder approval must either include at least a majority of the shares held by disinterested shareholders who are present in person or by proxy at the meeting and who are voting thereon, or, alternatively, the total shareholdings of the disinterested shareholders who vote against the transaction must not represent more than two percent (2%) of the voting rights in the company.  To the extent that any such transaction with a controlling shareholder is for a period extending beyond three years, approval is required once every three years, unless the audit committee determines that the duration of the transaction is reasonable given the circumstances related thereto.  In certain cases provided in regulations promulgated under the Companies Law, shareholder approval is not required.

In addition, a private placement of securities (or a series of related private placements during a 12-month period or that are part of one continuous transaction or transactions conditioned upon each other) that (i) includes the issuance of twenty percent or more of the company’s outstanding voting rights (prior to such issuance) in which the consideration, in whole or in part, is not in cash or registered securities or is not at market value, and as a result of which a person holding five percent of more of the company’s share capital or voting rights will increase or that will cause any person to become, as a result of the issuance, a holder of more than five percent of the company’s outstanding share capital, or (ii) will cause any person to become, as a result of the issuance, a controlling shareholder of the company (as defined above), requires approval by the board of directors and the shareholders of the company.  The foregoing does not apply to a company like ours, whose securities were offered only outside of Israel or are listed only outside of Israel. Thus, we may sell securities via a private placement at the discretion of our board of directors.

Further, under the Companies Law (as described under “Item 6. Directors, Senior Management and Employees— Board of Directors— External Directors”), the appointment of external directors requires, in addition to a majority of the Ordinary Shares voting and approving the appointment, that either (a) the approving majority must include a majority of the shares of shareholders that are not controlling shareholders of the company and who do not have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) and who are present and voting (with abstentions being disregarded), or (b) the shares of such non-controlling, non-interested shareholders that vote against the appointment may not constitute more than two percent (2%) of our total voting rights.  In addition, as described below (see “—Modification of Class Rights” in this Item 10), under our Articles, the alteration of the rights, privileges, preferences or obligations of any class of our share capital requires a simple majority of the class so affected), in addition to the ordinary majority of all classes of shares voting together as a single class at a shareholder meeting.

A further exception to the simple majority shareholder vote requirement is a resolution for the voluntary winding up, or other reorganization of, the company pursuant to Section 350 of the Companies Law, which requires the approval of holders of 75% of the voting rights represented at the meeting, in person, by proxy or by voting deed and voting on the resolution, provided that such shareholders constitute more than 50% of the shareholders voting on such matter.

Shareholder Duties

Under the Companies Law, a shareholder has a duty to act in good faith towards the company and other shareholders and refrain from abusing his power in the company, including, among other things, in connection with voting in the general meeting of shareholders on the following matters:

•	any amendment to the articles of association;
•	an increase of the company’s authorized share capital;
•	a merger; or
•	approval of actions of office holders in breach of their duty of loyalty and of interested party transactions.

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

Transfer of Shares

Fully paid Ordinary Shares are issued in registered form and may be freely transferred under our Articles unless the transfer is restricted or prohibited by another instrument.

Modification of Class Rights

Under our Articles, the rights attached to any class unless otherwise provided by the terms of the class including voting, rights to dividends and the like, may be varied by adoption of the necessary amendment to the Articles, provided that the affected shareholders approve the change by a class meeting in which a simple majority of the voting power of the class represented at the meeting and voting on the matter approves the change.

Election of Directors

Our Ordinary Shares do not have cumulative voting rights in the election of directors.  As a result, the holders of Ordinary Shares that represent more than 50% of the voting power represented at a shareholders meeting, have the power to elect all of our directors, other than the external directors who are appointed by a special majority of shareholders. For a summary of the provisions of our Articles that govern our directors, see “Item 6. Directors, Senior Management and Employees.”

Limitation on Ownership of Securities

The ownership and voting of our Ordinary Shares by non-residents of Israel are not restricted in any way by our Articles or by the laws of the State of Israel, except for shareholders who are subjects of countries which are in a state of war with Israel.

Anti-Takeover Provisions; Mergers and Acquisitions Under Israeli Law

Mergers

The Companies Law includes provisions with respect to the approval of corporate mergers that are applicable to us.  These provisions require that the board of directors of each company that is party to the merger approve the transaction.  In addition, the shareholders of each company must approve the merger by a vote of the majority of the company’s shares, present and voting on the proposed merger at a shareholders’ meeting.  In determining whether the requisite majority has approved the merger, shares held by the other party to the merger, or by any person holding at least 25% of the means of control of the other party to the merger, or anyone acting on behalf of either of them, including any of their affiliates, are excluded.  If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders (as described above in this Item 10 under “—Approval of Certain Transactions Under the Companies Law”).  In the event that the merger transaction has not been approved by either of the above-described special majorities (as applicable), the holders of at least 25% of the voting rights of the company may apply to a court for approval of the merger.  The court may approve the merger if it is found that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

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

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

●           the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

●           the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

●           there is no “cross ownership” of shares of the merging companies, as described above.

Tender Offers

The Companies Law also provides that the acquisition of shares in a public company on the open market must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a 25% shareholder of the company.  The rule does not apply if there already is another 25% shareholder of the company.  Similarly, the law provides that an acquisition of shares in a public company must be made by means of a tender offer if, as a result of the acquisition, the purchaser would become a greater-than 45% shareholder of the company, unless there already is a greater-than 45% shareholder of the company.

The foregoing provisions do not apply to:

●
a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds more than 45% of the voting rights in the company); or

●
a purchase from an existing holder of 25% or more of the voting rights in the company that results in another person becoming a holder of 25% or more of the voting rights in the company or a purchase from an existing holder of more than 45% of the voting rights in the company that results in another person becoming a holder of more than 45% of the voting rights in the company.

Regulations adopted under the Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded, there is either a limitation on acquisition of any level of control of the company, or the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

The Companies Law also provides that if following any acquisition of shares, the acquirer holds 90% or more of the company’s shares or of a class of shares, the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion and the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

Material Contracts

Other than the registration rights agreements, the services agreement and the lease agreement described in “Item 7 - Major Shareholders and Related Party Transactions – Related Party Transactions” and our additional lease agreement described below, all of the contracts to which we have been party over the past two years have been in the ordinary course of our business.

We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement we entered into in February 2003.  Since January 10, 2006, we have occupied approximately 1,750 square meters at this facility. The initial term of the lease was three years, expiring in June 30, 2006, following which we exercised our option to extend the lease for an additional three years.  In mid 2008, we further extended the lease for an additional five year period, through June 30, 2014, and reduced our occupied space to approximately 1,475 square meters.  We currently pay $0.02 million on a monthly basis as rent under this agreement.

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

The following discussion does not address the tax consequences to holders of Ordinary Shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, grantor trusts, real estate investment trusts or regulated investment companies, financial institutions or financial services entities, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold Ordinary Shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar.  This discussion also does not apply to holders who acquired their Ordinary Shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.  This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income (or the U.S.-Israel Tax Treaty), all of which are subject to change or change in interpretation, possibly with retroactive effect.

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

For certain non-corporate U.S. Holders, subject to the discussion below under ‘‘Passive Foreign Investment Company Rules” (which we refer to as the PFIC discussion), for the taxable years of 2011 and 2012, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a ‘‘qualified foreign corporation’’ (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the ‘‘ex-dividend date’’ (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).  Generally, we may be considered a ‘‘qualified foreign corporation”, or a QFC, if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service, or the IRS, determines is satisfactory. However, even we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.  See the discussion below as to PFIC status.

Sale or Exchange of Ordinary Shares

U.S. Holders

Subject to the passive foreign investment company rules discussed below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in the Ordinary Shares.  Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15% (for a holding period ending in taxable years beginning before January 1, 2013, whereas a maximum rate of 20% will apply for holding periods that end thereafter) if the Ordinary Shares were held for more than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Passive Foreign Investment Company Rules

We believe that our Ordinary Shares should not be treated as stock of a passive foreign investment company, or a PFIC, for United States federal income tax purposes, but such a conclusion is a factual determination made annually and may be subject to change.  A U.S. Holder may have less advantageous tax consequences upon the sale, exchange or receipt of dividends with respect to our shares if we are deemed a PFIC, unless such U.S. Holder makes certain elections which may have additional tax consequences.

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

Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2010, and we do not believe that we will be deemed a PFIC for the tax year ending December 31, 2011.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of the PFIC rules.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

General Corporate Tax Structure Applicable to Our Company

Generally, in 2011, Israeli companies are subject to a corporate tax at the rate of 24% of their taxable income for such year (25% in 2010).  The corporate tax rate will decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise or a Benefited Enterprise, as further discussed below, may be considerably less.  See “Law for the Encouragement of Capital Investments” in this Item 10 below.

Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.  In 2009, Israeli companies were generally subject to capital gains tax at a rate of 25% for such gains (other than capital gains from the sale of listed securities derived by companies with respect to which the provisions of Section 6 of the Israeli Income Tax Law (Inflationary Adjustments) 5745-1985 (the Inflationary Adjustments Law), or the provisions of Section 130A of the Income Tax Ordinance, 1961 (the Ordinance), applied immediately before the 2006 tax reform came into force, which were instead subject to the regular corporate tax rate).

Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets). Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.  An application to the Investment Center of the Ministry of Industry and Trade, or the Investment Center, must be submitted to obtain Approved Enterprise status.  Each instrument of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.

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

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduces new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005

Under the Investment Law prior to its amendment, a company that wished to receive benefits had to receive an approval from the Investment Center of the Israeli Ministry of Industry, Trade and Labor, which we refer to as the Investment Center. Each certificate of approval for an Approved Enterprise relates to a specific investment program in the Approved Enterprise, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program.  We chose to receive benefits through the alternative benefits track with respect to our programs.  Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned.  Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period.  The benefits period under Approved Enterprise status is limited to 12 years from completion of the investment or commencement of production, or 14 years from the date of the approval, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.  In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of our undistributed income derived from our Approved Enterprise program approved in 2001 was to be exempt from income tax for a period of two years, followed by five years with reduced tax rate of 25% on income derived from our Approved Enterprise investment programs. The period of tax benefits for such approved enterprise was to expire in 2015 or earlier, depending on when and whether we were to generate taxable income from such Approved Enterprise’s operations.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC.  A FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as a FIC is made on an annual basis. A FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to a FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be required to recapture the deferred corporate income tax applicable to the amount distributed (grossed up to reflect such tax) at the rate that would have been applicable had such income not been tax-exempted under the alternative route. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 25%, or at the lower rate under an applicable tax treaty. In the case of a FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest.

In February 2007, we received a letter from the Investment Center stating that our Approved Enterprise from April 2001 was about to be terminated if we did not submit a final performance report.  We decided not to pursue the completion of this investment plan, as we had not had any tax benefits from it, and we have instead opted for tax benefits pursuant to the 2011 Amendment, as described below.

Tax benefits under the 2005 Amendment that became effective on April 1, 2005.

On April 1, 2005, the Israeli Parliament passed an amendment to the Investment Law, in which it revised the criteria for investments qualified to receive tax benefits.  An eligible investment program under the 2005 Amendment will qualify for benefits as a Benefited Enterprise (rather than the previous terminology of Approved Enterprise).  Among other things, the 2005 Amendment provides tax benefits to both local and foreign investors and simplifies the approval process.

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to December 31, 2004. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. However, the 2005 Amendment limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income be derived from export.

The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive tax benefits. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

Tax benefits are available under the 2005 Amendment to production facilities (or other eligible facilities) that derive more than 25% of their business income from export to specific markets with a population of at least 12 million. In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions that are set out in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years ending at the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise are determined, among other things, by the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise within Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefit period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e. 25%, or lower in the case of a FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it may be required to refund the amount of tax benefits, together with consumer price index linkage adjustment and interest, or other monetary penalty.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

As we are no longer eligible for any benefits under our previous Approved Enterprises, in early May 2011 we informed the Israeli Tax Authority that we opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

Law for the Encouragement of Industrial Research and Development, 5744-1984

Under the Law for the Encouragement of Industrial Research and Development, 5744- 1984, or the Research Law, and the regulations promulgated thereunder, research and development programs approved by the Research Committee of the Office of the Chief Scientist, or the Research Committee, are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program).  Once a project is approved, the Office of the Chief Scientist of Israel, or the OCS, will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, usually up to an aggregate of 100% of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid).

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

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under specified conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred.  Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company.  Furthermore, the research and development must be carried out by or on behalf of the company seeking such tax deduction.  The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. . However, the amounts of any government grants made available are subtracted from the amount of the deductible expenses.

Law for the Encouragement of Industry (Taxes), 5729- 1969

The Law for the Encouragement of Industry (Taxes), 55729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”.  Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns.  An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

▪
Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

▪	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering; and

▪	The right to elect, under certain conditions, to file a consolidated tax return with additional Israeli Industrial Companies controlled by it.

Eligibility for benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority.

We believe that we currently qualify as an Industrial Company within the definition under the Industry Encouragement Law.  We cannot assure you that we will continue to qualify as an Industrial Company or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation under Inflationary Conditions

The Income Tax Law (Inflationary Adjustments), 5745-1985, or the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy with high inflation rates.  Under the Inflationary Adjustments Law, taxable results of Israeli companies through, and including, the year 2007 were measured on a real basis, taking into account the rate of change in the Israeli consumer price index, or CPI.  Subject to certain transitional provisions, the Inflationary Adjustments Law was repealed as of January 1, 2008.

Taxation of Our Shareholders

The following is a short summary of certain provisions of the tax environment to which our shareholders may be subject.  This summary is based on the current provisions of tax law.  To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the summary will be accepted by the appropriate tax authorities or the courts.

The summary below does not address all of the tax consequences that may be relevant to all purchasers of our Ordinary Shares in light of each purchaser’s particular circumstances and specific tax treatment.  For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specfic tax regimes.  As individual circumstances may differ, holders of our Ordinary Shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.  The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.  Each individual should consult his or her own tax or legal adviser.

Overview

Israeli law generally imposes a capital gains tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares in Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise.  The Ordinance distinguishes between the “Real Capital Gain” and the “Inflationary Surplus”.  The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the CPI or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

Capital Gains

Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares purchased after January 1, 2003, whether listed on a stock market or not, is 20%.  However, if such shareholder is considered a “Controlling Shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, inter-alia, the right to receive company profits, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director)) at the time of sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 25%.  Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 45% in 2010).

Dividend Income

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares or share dividends), which is withheld at the source at 20%, or 25% if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations

Capital Gains

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described in “General Corporate Tax Structure Applicable to Our Company” above in this Item 10, recent changes in the law will have reduced and will continue to reduce the corporate tax rate from 25% in 2010 to 24% in 2011, 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period.

Non-Israeli residents

Capital Gains

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise.  As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2010 and 24% in 2011) if generated by a company, or at the rate of 20%/25% if generated by an individual from an asset purchased after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a tax rate of 25% for a corporation in 2010 and a marginal tax rate of up to 45% for an individual in 2010).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel provided, inter-alia, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustments Law.  However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furtehrmore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of securities may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting capital during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, being an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the taxable year; or (iii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder maintained in Israel.  In either case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not apply to U.S. state or local taxes.

Any of the purchaser, an Israeli stockbroker effecting the transaction, or the financial institution through which the sold, traded securities are held, are obligated, subject to any of the above-described exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of securities from the Real Capital Gain derived from the sale of shares publicly traded in a stock exchange at the rate of 25% in respect of a corporation and 20% in respect of an individual.

Dividend Income

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on non-publicly traded shares at the rate of 20% (25% if the dividend recipient is a Controlling Shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax will be withheld at source, unless a different rate is provided under an applicable tax treaty.  Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 20% (whether the recipient is a Controlling Shareholder or not), unless a different rate is provided under an applicable tax treaty.  However, distribution of dividends attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise to non-Israeli residents (either individuals or corporations) is subject to withholding tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends generated by an Approved Enterprise or a Benefited Enterprise are subject to withholding tax at the rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from a Benefited Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

A non-Israeli resident who receives dividends from which tax was withheld is generally exempt from the obligation to file tax returns in Israel in respect of such income, provided that (i) such income was not derived from a business conducted in Israel by the taxpayer, and (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed.

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

This annual report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the SEC located at 100 F Street, NE, Washington, D.C. 20549, and the SEC’s regional offices located in New York, New York and Chicago, Illinois. Copies of all or any part of the annual report or other filings may be obtained from these offices after payment of fees required by the SEC.  Please call the SEC at 1-800-SEC-0330 for further information.  The Exchange Act file number for our SEC filing is 000-27974.

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

As of December 31, 2010, we had currency exchange forward transactions to sell $1.92 million for a total amount of NIS 7.40 million until June 30, 2011.  As of March 31, 2011, we had currency exchange forward transactions to sell $4.07 million for a total amount of NIS 15.02 million until December 31, 2011.

Interest Rate Risks

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio.  As of December 31, 2010, we had financial assets totaling approximately $10.2 million, comprised of cash and bank deposits, all of which may be considered fixed rate financial assets.  Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings would be negligible, holding other variables constant.

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

Our Subsidiaries - We operate internationally, and our subsidiaries in Germany and Italy conduct their respective operations in Euros.  This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $938,000.

Our Resellers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Resellers in countries whose currency is linked to the Euro.  Our revenues from these Resellers are therefore exposed to exchange rate differences between the Euro and the United States dollar.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these Resellers of approximately $123,000.

In the period from January 1, 2010 through May 31, 2010, the Euro depreciated relative to the U.S. dollar by approximately 14% due to the ongoing financial crisis in various countries of the European Union.  That trend eventually reversed itself later in 2010, with exchange rates between the Euro and U.S. dollar returning to their approximate levels before that crisis.  A return of that trend would have an adverse impact on our U.S. dollar denominated financial results.  See “Item 3— Key Information— Risk Factors” for a discussion of the risks to us arising from this possibility.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations.  In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Expenses in New Israeli Shekels

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.  The inflation rate in Israel was 2.7%, 3.9% and 3.8% in 2010, 2009 and 2008, respectively. The appreciation of the NIS against the U.S. dollar was 6.0%, 0.7% and 1.1% in 2010, 2009 and 2008, respectively.  Assuming a 10% devaluation of the U.S. dollar against the NIS, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $0.8 million excluding the effect of our hedging transactions.

A significant portion of our expenditures is employee compensation-related. Salaries are paid in NIS and may be adjusted for changes in the Israeli consumer price index, or CPI, through salary increases or adjustments.  These upward adjustments increase salary expenses in U.S. dollar terms.  The devaluation/appreciation of the NIS against the U.S. dollar decreases/increases employee compensation expenditures as expressed in dollars proportionally.  Some of our other NIS-based expenses are either currently adjusted to U.S. dollars or are adjusted to the CPI.

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable
PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures – Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2010.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2010.

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

Our management, with the participation of our principal executive and principal financial officers, assessed our internal control over financial reporting as of December 31, 2010.  Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, our management has concluded that, as of December 31, 2010, our internal control over financial reporting is effective.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control Over Financial Reporting – Based on the evaluation conducted by our management, with the participation of our principal executive and principal financial officers, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2010, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert.

Our board of directors has determined that Rami Entin, who serves on the audit committee of our board of directors and who meets the “independence” definition under the NASDAQ Stock Market Listing Rules, qualifies as our “audit committee financial expert,” as defined under the rules and regulations of the SEC, as well as our external director with “accounting and financial expertise” under the Companies Law.

Item 16B.	Code of Ethics.

We have adopted a code of ethics that applies to our Chief Executive Officer and Chief Financial Officer (who also serves as our principal accounting officer), and persons performing similar functions, and which complies with the rules promulgated by the SEC.  We will provide to any person, without charge, upon request, a copy of the code of ethics and respond to any questions concerning the code. Requests to receive a copy of the code of ethics should be sent to us at our corporate headquarters located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel, Attention: Chief Financial Officer.  In addition, we have adopted a code of business conduct that applies to all of our directors, officers and employees, and which complies with the rules of the NASDAQ Capital Market.

The chairman of our audit committee may approve a request by our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions for a waiver from the requirements of our code of ethics pertaining to (i) honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationship; (ii) full, fair, accurate, timely and understandable disclosure in reports and documents that we must file with, or submit to, the SEC and in other public communications made by us; (iii) compliance with applicable governmental laws, rules and regulations; (iv) the prompt internal reporting of violation of the code of ethics to the chairman of our audit committee; and (v) accountability for adherence to the code of ethics; provided in each case that the person requesting such waiver provides to our audit committee a full disclosure of the particular circumstances relating to such request.  The chairman of our audit committee will first determine whether a waiver of the relevant requirements of the code of ethics is required and, if such waiver is required, whether a waiver will be granted.  The person requesting such waiver may be required to agree to certain conditions before a waiver or a continuing waiver is granted.

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us in accordance with the regulations of the SEC.  No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2010.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2009 and 2010 were $70,000 and $71,000, respectively.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2009 and 2010 (aside from the fees included under “Audit Fees” above).

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2009 and 2010 were $5,000 and $7,000, respectively, which related to the tax assessment process for our German subsidiary in 2009 and a transfer pricing study for our German subsidiary in 2010.

All Other Fees

In 2009 and 2010, there were no fees billed for additional professional services rendered to us by our principal accountants, other than for services described in the above categories.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

The audit committee of our board of directors is responsible for the oversight of our independent accountants’ work.  The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent accountants, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.  These services may include audit services, audit-related services, tax services and other services, as described above.  Our audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, our independent accountants and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.  Such fees for 2009 and 2010 were pre-approved by the audit committee in accordance with these procedures, including a $5,000 maximum amount that was pre-approved by the audit committee in August 2009 for tax compliance services related to the tax assessment process for our German subsidiary in Germany and a $7,000 amount that was pre-approved by the audit committee in 2010 for a transfer pricing study for our German subsidiary.

In December 2010, our shareholders approved the engagement of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2010 and until the next annual shareholder meeting.  Such approval followed the pre-approval by our board of directors and audit committee of such engagement (in the case of the audit committee, as described above).

Item 16D.	Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Issuer Purchases of Equity Securities(1)

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid Per Share (US$)	(c) Total Number of Shares Purchased as part of Publicly Announced Plans or Programs	(d) Maximum Dollar Value of Shares that May Yet Be Purchased Under Plans or Programs (US$)
January 2010	3,200	$1.16	3,200	618,328
February 2010	2,400	$1.11	2,400	615,664
March 2010	45,646	$1.70	45,646	538,111
April 2010	21,600	$1.69	21,600	501,585
May 2010	18,503	$1.65	18,503	471,032
June 2010	34,447	$1.42	34,447	422,254
July 2010	3,250	$1.39	3,250	417,742
August 2010	3,500	$1.45	3,500	412,663
September 2010	-	-	-	-
October 2010	-	-	-	-
November 2010	-	-	-	-
December 2010	-	-	-	-
Total	132,546	$1.58	132,546	412,663

(1)           On June 4, 2008 we announced that our board of directors had approved the use of up to $1 million of our available cash to repurchase our Ordinary Shares.  Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors.  Such purchases were to be made in accordance with the requirements of U.S. securities laws.  For portions of the authorized repurchase amount, we entered into plans that were compliant with Rule 10b5-1 and Rule 10b-18 under the Exchange Act that were designed to facilitate such purchases.  The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  In August 2010, we suspended repurchases under this program.  We may continue repurchases under this program once again at any time in the future.

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

We have chosen not to comply with NASDAQ Listing Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s board nominations process), 5605(b)(1) (requiring a majority of the board of directors to be comprised of independent directors) and 5605(b)(2) (requiring regularly scheduled “executive” meetings of a listed company’s independent directors).  Under Israeli law, the board nominations process is conducted by the full board of directors.  Similarly, under Israeli law, all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors.  Furthermore, under Israeli law, the board of directors needs to include external directors (as described in “Item 6— Directors, Senior Management and Employees— Board of Directors— External Directors”) but independent or external directors do not need to comprise a majority of the board.  In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the NASDAQ listing requirement for shareholder approval for the establishment of, and amendments to, stock option or purchase plans (NASDAQ Listing Rule 5635(c)), which matter is not subject to shareholder approval under Israeli law and practice.

We have also chosen to follow our home country practice in lieu of compliance with NASDAQ Listing Rule 5605(d), which requires that the compensation of the chief executive officer and all other executive officers of our company be determined, or recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee comprised solely of independent directors.  Under the Companies Law, the compensation of such officers is determined by both the audit committee (or, should we wish to establish such a committee in the future, a compensation committee of our board of directors that meets all of the requirements applicable to an audit committee) and the board of directors as a whole.  The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms.  There is no requirement for a recommendation or determination by independent directors or a separate compensation committee.  If the chief executive officer or any other executive officer is also a director, then the Companies Law requires that the terms of compensation of the officer must be approved by the audit committee, board of directors and shareholders of a company and that the officer may not be present when the audit committee or board of directors discusses or acts upon the terms of his or her compensation.

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

As opposed to the Listing Rules of NASDAQ that require listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website.  In addition, we make our audited financial statements available to our shareholders at our offices (in addition to a public website) and will only mail such reports to shareholders upon request.

PART III

Item 17.	Financial Statements

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements

See pages F-1 through F-33 appended hereto.

Item 19.	Exhibits

1.1	Amended and Restated Articles of Association of Cimatron Ltd.*

4.1	Services Agreement by and between Cimatron Ltd and DBSI Investments Ltd. (“DBSI”), as assigned to DBSI by Zeevi Computers and Technology Ltd.**

4.2	Registration Rights Agreement, dated June 3, 2007, by and among Cimatron Ltd., 3Kotek 2 B.V. (as successor in interest to Koonras Technologies Ltd.) and DBSI Investments Ltd.***

4.3	Registration Rights Agreement, dated December 31, 2007, by and between Cimatron Ltd. and William F. Gibbs.****

4.4	Employment Agreement, dated as of January 2, 2008, by and between William F. Gibbs and Cimatron Gibbs LLC (formerly known as Nortamic LLC).*****

8.1	List of Cimatron Ltd. Subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

13
Certification of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(b)/Rule 15d-14(b) under the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1	Consent of Brightman Almagor Zohar & Co., Certified Public Accountants, a member of Deloitte Touche Tohmatsu.

15.2	Consent of Lucas, Horsfall, Murphy & Pindroh, LLP.

*	Incorporated by reference to Exhibit A to our Proxy Statement for our 2006 Annual General Meeting of Shareholders, included in our Current Report on Form 6-K, filed with the SEC on November 22, 2006.

**	Incorporated by reference to our Registration Statement on Form F-1, File No. 333-1484, as amended, filed with the SEC on February 16, 1996.

***	Incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007 (File No. 0-27974).

****	Incorporated by reference to Exhibit 4.2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

*****	Incorporated by reference to Exhibit 4.2.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008 (File No. 0-27974).

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIMATRON LTD.

By:	/s/ Dan Haran
Name:	Dan Haran
Title:	President and Chief Executive Officer

Date: June 30, 2011

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

Brightman Almagor Zohar 1 Azrieli Center Tel Aviv 67021 P.O.B. 16593, Tel Aviv 61164 Israel Tel: +972 (3) 608 5555 Fax: +972 (3) 609 4022 info@deloitte.co.il www.deloitte.co.il
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd (the "Company")  and its subsidiaries as of December 31, 2010 and 2009 and the related statements of operations, shareholders' equity and comprehensive income (loss) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of  a  subsidiary, which statements  reflect total assets constituting   9% and 8% of  consolidated total assets as of December 31, 2010 and 2009, respectively, and total  revenues constituting  30% , 28% and 24% of consolidated total revenues for  the years  ended  December 31, 2010, 2009 and 2008  respectively .  Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for  that  subsidiary, is based solely on the report of  the other auditor.

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

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 17, 2011

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 0	2 0 0 9
ASSETS

Current assets
Cash and cash equivalents		$10,221	$6,684
Trade accounts receivable, net of allowance for doubtful accounts of $983 and $1,404 as of December 31, 2010 and 2009 respectively	4	5,708	5,422
Other accounts receivable and prepaid expenses	5	2,084	3,111
Inventory		191	197
Total current assets		18,204	15,414

Deposits with insurance companies and severance pay funds	9	3,279	2,935

Property and equipment	6
Cost		9,773	9,725
Less - accumulated depreciation		8,824	8,679
Property and equipment, net		949	1,046

Other assets
Software development costs, net	7	-	40
Goodwill, net		9,112	8,910
Other Intangible Assets		3,357	4,335
Total other assets		12,469	13,285
Total assets		34,901	32,680

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

		December 31,
	Note	2 0 1 0	2 0 0 9
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term bank credit		99	456
Related parties		150	138
Trade payables		1,685	1,064
Other liabilities and accrued expenses	8	8,110	6,853
Deferred revenues		2,275	2,397
Total current liabilities		12,319	10,908

Long-term liabilities
Accrued severance pay	9	4,297	4,104
Long term loan		98	204
Deferred tax liability		1,002	1,365
		5,397	5,673

Contingent liabilities and commitments	10	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	11
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 9,567,198 shares at December 31, 2010 and 9,560,698 at December 31, 2009)		304	304
Additional paid-in capital and other capital surplus		18,275	18,204
Accumulated deficit		(303)	(1,894)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments		(626)	(158)
Unrealized gain on other intangible assets and goodwill		207	-
Unrealized gain on derivative instruments		154	233
		18,011	16,689
Treasury stock, at cost; 607,956 and 475,410 shares at December 31, 2010 and 2009 respectively		(752)	(542)
Total Cimatron Ltd. shareholders’ equity		17,259	16,147

Noncontrolling interest		(74)	(48)
Total equity		17,185	16,099

Total liabilities and shareholders’ equity		34,901	32,680

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 1 0	2 0 0 9	2 0 0 8

Revenues:	14a
Products		$15,994	$13,191	$20,066
Maintenance and Services		20,080	19,766	20,909
Total		36,074	32,957	40,975

Cost of revenues	14b
Products		4,320	4,567	5,725
Services		1,556	1,619	2,044
Total		5,876	6,186	7,769

Gross profit		30,198	26,771	33,206

Research and development expenses, net		6,014	5,736	6,930

Selling, general and administrative expenses	14c	22,053	21,992	25,750

Operating income (loss)		2,131	(957)	526

Financial income (expenses), net		97	19	(80)
Other expenses		(6)	(41)	-

Income (loss) before income taxes		2,222	(979)	446

Income taxes	12	(657)	949	237

Net income (loss) after income taxes		1,565	(30)	683

Less: Net gain attributable to the noncontrolling interest		26	44	41

Net income attributable to Cimatron's shareholders		$1,591	$14	$724

Net Income per share (basic and diluted)		$0.18	$0.00	$0.08

Weighted average number of shares outstanding
Basic earnings per share		9,000	9,156	9,341

Diluted earnings per share		9,000	9,156	9,360

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2007	63	265	13,754	(258)	(2,632)	(159)		11,033

Changes during the year ended December 31, 2008:
Net Income (loss)	(41)				724		683	683
Issuance of shares		39	4,248					4,287
Investment in treasury stock						(230)		(230)
Unrealized gain on available-for-sale securities				88			88	88
Unrealized gain on derivative instruments				314			314	314
Foreign currency translation adjustment	(26)			(79)			(105)	(105)
Exercise of stock options			14					14
Stock option compensation			115					115
Total comprehensive income							980
Balance at December 31, 2008	(4)	304	18,131	65	(1,908)	(389)		16,199

Changes during the year ended December 31, 2009:
Net Income (loss)	(44)				14		(30)	(30)
Investment in treasury stock						(153)		(153)
Unrealized loss on derivative instruments				(81)			(81)	(81)
Foreign currency translation adjustment				91			91	91
Stock option compensation			73					73
Total comprehensive income							$(20)
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)		$16,099

CIMATRON LIMITED
STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2009	(48)	304	18,204	75	(1,894)	(542)		16,099

Changes during the year ended December 31, 2010:
Net Income (loss)	(26)				1,591		1,565	1,565
Investment in treasury stock						(210)		(210)
Unrealized loss on derivative instruments				(79)			(79)	(79)
Unrealized gain on other intangible assets and goodwill				207			207	207
Foreign currency translation adjustment				(468)			(468)	(468)
Exercise of stock options		-	11					11
Stock option compensation			60					60
Total comprehensive income							1,225
Balance at December 31, 2010	(74)	304	18,275	(265)	(303)	(752)		17,185

CIMATRON LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
CASH FLOWS - OPERATING ACTIVITIES
Net (loss) Income	$1,565	$(30)	$683

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,512	1,575	1,584
Increase in accrued severance pay	228	138	4
Loss (gain) from sale of property and equipment, net	8	-	(3)
Stock options compensation	60	73	115
Loss on disposal of closure of sites	-	43	-
Deferred taxes, net	406	(984)	(359)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(583)	1,854	2,475
Decrease (increase) in inventory	13	(15)	26
Increase in deposits with insurance companies
and severance pay fund	(344)	(216)	(16)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	1,908	(1,164)	(1,713)
Net cash provided by operating activities	4,773	1,274	2,796

CASH FLOWS - INVESTING ACTIVITIES

Proceeds from sale and redemption of bonds	-	-	1,245
Purchase of property and equipment	(384)	(262)	(438)
Proceeds from sale of property and equipment	-	-	2
Cash disposal related to closure of sites	-	(46)	-
Additional payment for acquisition of subsidiary	-	-	(1,268)
Acquisition of subsidiary, net of cash acquired (Appendix A)	-	-	(4,761)
Net cash used in investing activities	(384)	(308)	(5,220)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(340)	301	(637)
Long-term bank credit	(98)	(104)	4
Proceeds from issuance of shares upon exercise of options	11	-	14
Investment in treasury stock	(210)	(153)	(230)
Net cash used in (provided by) financing activities	(637)	44	(849)

Effect of exchange rate changes on cash	(215)	(53)	(26)
Net increase (decrease) in cash and cash equivalents	3,752	1,010	(3,273)
Cash and cash equivalents at beginning of year	6,684	5,727	9,026
Cash and cash equivalents at end of year	10,221	6,684	5,727
Supplemental information:
Cash paid during the year for income taxes	$3	$4	$32

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED
APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Appendix A - Acquisition of subsidiary, net of cash acquired

Working capital - excluding cash			(879)
Goodwill			4,035
Other intangible assets			5,432
Property and equipment			158
Tax asset			302
Investment			-
			9,048

Issuance of shares			(4,287)
			$(4,761)
Appendix B - Non-cash transactions

Purchase of property on credit	$68	$10	$5

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

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2010 the Company had no investment in marketable securities.

F.	Fair value of financial instruments

The financial instruments of the Company consist mainly of cash and cash equivalents, short-term investments, current accounts receivable, accounts payable and long-term liabilities. In view of their nature, the carrying values of the financial instruments included in working capital of the Company approximate their fair-values.

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

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is subject to an annual test for impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No write-offs were recorded during 2010, 2009 and 2008.

During 2010, 2009 and 2008, the Company amortized approximately $984,000, $988,000 and $988,000 respectively.

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

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

L.	Software development costs (cont.)

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Costs incurred by the Company between completion of a working model and the point at which a product is ready for general release has been insignificant. Therefore, all research and development costs have been expensed.

M.	Acquisition-related intangible assets

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”) (Formerly: “SFAS No. 142”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

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

There were no option grants in 2010 and 2009. The weighted average assumptions that were used in calculating such values during 2008 were based on estimates at the date of grant as follows:

2 0 0 8

Risk-free interest rate	2.25%
Expected life of options	3.25 year
Expected volatility	84%
Expected dividend yield	None

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

O.	Revenue recognition

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

Deferred income taxes are provided for temporary differences between the assets and liabilities, as measured in the financial statements and for tax purposes, at the tax rates expected to be in effect when these differences reverse, in accordance with ASC 740-10 “Accounting for Income Taxes” (“ASC 740-10”) (formerly: “:SFAS No. 109”).

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

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2010 and 2009 were $154 and $233, respectively.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

On February 24, 2010, the FASB issued ASU 2010-09, which amends ASC 855 to address certain implementation issues related to an entity’s requirement to perform and disclose subsequent-events procedures. The ASU adds a definition of the term “SEC filer” to the ASC Master Glossary and requires (1) SEC filers and (2) conduit debt obligors for conduit debt securities that are traded in a public market to “evaluate subsequent events through the date the financial statements are issued.” All other entities are required to “evaluate subsequent events through the date the financial statements are available to be issued.” In addition the ASU exempts SEC filers from disclosing the date through which subsequent events have been evaluated, removes the definition of “public entity” from the ASC 855 Glossary and adds a definition of the term “revised financial statements” to the ASC Master Glossary. All of the amendments in this Update are effective immediately and shall be applied prospectively. The adoption of this update did not have material impact on the Company’s consolidated financial statements.

In April 2010, the FASB issued ASU 2010-13 - Compensation-Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades to clarify the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. This update provides amendments to Topic 718 to clarify that employee share-based payment awards with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should also be classified as an equity award. The update is effective for periods beginning after December 15, 2010. The adoption of this update is not expected to have a material impact on the company’s consolidated financial position, results of operations or cash flows.

On July 21, 2010, the FASB issued ASU 2010-20 - Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which amends ASC 310 by requiring more robust and disaggregated disclosures about the credit quality of an entity’s financing receivables and its allowance for credit losses. The objective of enhancing these disclosures is to improve financial statement users’ understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The amendments in this update are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2  -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements (cont.)

In December 2010, the FASB issued ASU 2010-28 Intangibles-Goodwill and Other (Topic 350) When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts to address questions about entities with reporting units with zero or negative carrying amounts. Under Topic 350 on goodwill and other intangible assets, testing for goodwill impairment is a two-step test. When a goodwill impairment test is performed (either on an annual or interim basis), an entity must assess whether the carrying amount of a reporting unit exceeds its fair value (Step 1). If it does, an entity must perform an additional test to determine whether goodwill has been impaired and to calculate the amount of that impairment (Step 2). Because some entities concluded that Step 1 of the test is passed in circumstances of zero or negative carrying amounts, because the fair value of their reporting unit will generally be greater than zero, some constituents raised concerns that Step 2 of the test is not performed despite factors indicating that goodwill may be impaired. The amendments in this Update modify Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. In determining whether it is more likely than not that goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that impairment may exist. For public entities, the amendments in this Update are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. Early adoption is not permitted. Upon adoption of the amendments, an entity with reporting units that have carrying amounts that are zero or negative is required to assess whether it is more likely than not that the reporting units’ goodwill is impaired. If the entity determines that it is more likely than not that the goodwill of one or more of its reporting units is impaired, the entity should perform Step 2 of the goodwill impairment test for those reporting unit(s). Any resulting goodwill impairment should be recorded as a cumulative-effect adjustment to beginning retained earnings in the period of adoption. Any goodwill impairments occurring after the initial adoption of the amendments should be included in earnings as required by Section 350-20-35. The adoption of this update is not expected to have material impact on the Company’s consolidated financial statements.

In December 2010, the FASB issued ASU 2010-29 - Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations to address diversity in practice about the interpretation of the pro forma revenue and earnings disclosure requirements for business combinations. The amendments in this update specify that if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. The amendments in this update also expand the supplemental pro forma disclosures under Topic 805 to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The amendments in this update are effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. Early adoption is permitted. The adoption of this update is not expected to have a material impact on the Company’s consolidated financial statements.

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
	$5,432

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 4  -         TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 0	2 0 0 9

Accounts receivable	6,691	6,826
Less - allowance for doubtful accounts	(983)	(1,404)
	5,708	5,422

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Allowance for doubtful accounts at beginning of year	$1,404	$1,319	$1,397
Provision *	(307)	260	110
Translation adjustments	(1)	(1)	(2)
Accounts receivable written off	(113)	(174)	(186)
Allowance for doubtful accounts at end of year	983	1,404	1,319

*	In 2010 the company was able to collect some receivables in the amount of approximately $440 thousands that were previously considered doubtful.

NOTE 5  -         OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 0	2 0 0 9

Prepaid expenses	$257	$388
Deferred tax asset	917	1,685
Derivative instruments	154	233
Government institutions	516	553
Other	240	252
	$2,084	$3,111

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 6  -         PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 0	2 0 0 9
Cost:
Computers and software	6,614	6,439
Office furniture and equipment	2,428	2,530
Vehicles	147	159
Leasehold improvements	584	597
	9,773	9,725
Accumulated depreciation:
Computers and software	5,875	5,722
Office furniture and equipment	2,260	2,278
Vehicles	128	114
Leasehold improvements	561	565
	8,824	8,679
Property and equipment, net	949	1,046

NOTE 7  -         SOFTWARE DEVELOPMENT COSTS, NET

	December 31,
	2 0 1 0	2 0 0 9

Capitalized software development costs	193	193
Accumulated amortization	(193)	(153)
	$-	$40

NOTE 8  -         OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 0	2 0 0 9

Employees and related liabilities	$2,289	$1,884
Accrued expenses	1,969	1,345
Accrued royalties	2,983	2,909
Taxes to government institutions	506	352
Deferred tax liability	363	363
	$8,110	$6,853

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9  -      ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

Until April 30, 2009 the Company's liability for severance pay in Israel was calculated pursuant to Israeli severance pay law based on the most recent salary of an employee multiplied by the number of years of employment as of the balance sheet date. Starting May 1, 2009, and only for employment periods after May 1, 2009, the calculation was changed, based on a certain provision of the Israeli law that allows the Company to recognize the accumulated funds deposited in monthly deposits with severance pay funds and insurance policies as the fulfillment of the Company's liability for severance pay, subject to such monthly deposits being in line with the requirements of said provision of the law. There was no change in the calculation of the Company's liability for severance pay in Israel for employment periods before May 1, 2009.

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

A.
In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believes that the majority of products that it has sold since January 1, 2005 are not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company has accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $3,000, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. The Company's contingent liability to the Chief Scientist in respect of such grants as of December 31, 2010 is approximately $605, which consists only of the accrued Libor interest that applies to grants received in 1999 and 2000, and the company does not intend to further accrue for royalty expenses in its financial statements, as it believes that the chances for actual payments above the amounts already accrued are remote.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

B.	Regarding commitments in respect of the Company's approved enterprises see Note 12.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

The Company's contingent liability to the Fund as of December 31, 2010 is $558, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $1,475, until December 31, 2013.

E.
Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2010, 2009 and 2008 were approximately $1,187, $1,180, and $1,097, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2010. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $1,278 as of December 31, 2010.

Future minimum lease commitments under the Company's operating leases as of December 31, 2010 are as follows:

Year ended December 31,
2011	2,106
2012	2,027
2013	1,634
2014	1,319
2015 and thereafter	1,055
8,141

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

In August 2003 the Board approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company under the 1998 Share Option Plan. These options became exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. No such options were outstanding at December 31, 2010. As of December 31, 2010, no other options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

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

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     SHAREHOLDERS’ EQUITY (cont.)

B.
Share Option Plans (cont.)

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 139,572 options from such grants were outstanding at December 31, 2010.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in  August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2010, 213,583 options from such grants were outstanding.

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, ,also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2010, an aggregate of 47,500 options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2010 options to purchase 641,917 of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     SHAREHOLDERS’ EQUITY (cont.)

B.
Share Option Plans (cont.)

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2010, 2009 and 2008, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 0		2 0 0 9		2 0 0 8
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	452,656	$2.21	469,156	$2.22	443,072	$2.16
Granted	-		-	-	68,000	$2.75
Exercised	(6,500)	$1.75	-	-	(6,916)	$1.97
Cancelled	(45,501)	$2.26	(16,500)	$2.32	(35,000)	$2.55
Outstanding at year end	400,655	$2.21	452,656	$2.21	469,156	$2.22
Options exercisable at year end	390,738		404,739	$2.54	424,167	$2.08
Weighted average fair value
of options granted during the year	-		-		$1.62

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -     SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.) The following table summarizes information about stock options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2010	Weighted average exercise price

$1.75 - $2.78	400,655	2.15	$2.21	390,738	$2.20

 The following table summarizes information about stock options outstanding at December 31, 2009:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2009	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2009	Weighted average exercise price

$1.75 - $2.78	452,656	3.16	$2.21	404,739	$2.54

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

Income derived from sources other than an "approved enterprise" is taxable at the ordinary corporate tax rate of 25% in 2010 ("regular Company Tax").

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

B.	Current income taxes.

The Company's current income tax liability in 2010, 2009 and 2008, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Income (loss) before taxes on income:
Domestic (Israel)	$127	$(2,075)	$169
Foreign	2,095	1,096	277
	2,222	(979)	446
Income (loss) on taxes:
Deferred taxes	(347)	984	359
Current taxes	(310)	(35)	(122)
	$(657)	$949	$237

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

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 0	2 0 0 9
Deferred tax assets:
Loss carryforwards	$2,592	$3,542
Other reserve and allowances	35	93
Total deferred tax assets	2,627	3,635
Valuation allowance	(1,710)	(1,950)
	$917	$1,685
Deferred tax liabilities:
Intangible assets	$(1,365)	$(1,718)
Software development costs	-	(10)
Total deferred tax liabilities	(1,365)	(1,728)
Total deferred tax assets (liabilities), net	$(448)	$(43)

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

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES (Cont.)

D.
Under the Income Tax Law (Adjustments for Inflation) 1985, income for tax purposes was measured in terms of earnings in NIS, adjusted for the changes in the Israeli Consumer Price Index (the "CPI"), until tax year 2007. Such adjustments for inflation were not in effect starting tax year 2008.  The following table presents a reconciliation of the Company's income taxes calculated at the statutory tax rate in Israel to the actual income tax reported in the Company's financial statements:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Income (loss) before income taxes as reported
in the consolidated statements of operations	$2,222	$(979)	$446

Income taxes under statutory tax rate	907	(180)	141

Increase (decrease) in taxes:

Increase (decrease) in valuation allowance	(240)	(850)	(1,164)
Increase in taxes resulting from permanent differences and non deductible expenses	307	137	387
Tax in respect of prior years	(243)	-	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	(67)	(87)	(33)
Other	(7)	31	432

Income taxes in the statements of operations	657	(949)	(237)

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

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -        INCOME TAXES (cont.)

D.	Cont.

The following reconciliation summarizes the Company's total gross unrecognized tax benefits:

Year ended
December 31,
2 0 1 0

Balance at January 1, 2010	$367
Gross change tax positions of current period	-
Gross change for tax positions of prior year	-
Balance at December 31, 2010	$367

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.

The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2007.

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

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Management fees	$489	$452	$484

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 -        SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2010, 2009 and 2008:

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8
Revenue by geographical region:
Israel	$977	$954	$1,133
Germany	8,300	8,232	10,411
Italy	6,473	7,204	10,105
Rest of Europe	2,978	2,358	3,482
Far East	5,729	4,790	5,084
USA	9,172	7,914	9,032
Rest of North America	1,743	1,105	1,084
Others	702	400	644
	$36,074	$32,957	$40,975

Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Hardware and software	$3,505	$3,488	$4,497
Salaries and employee benefits	1,118	1,052	1,299
Amortization of capitalized software development cost	39	39	33
Royalties to the Chief Scientist	89	347	464
Amortization of other intangible assets	588	588	588
Depreciation	9	11	27
Other	522	676	835
	5,870	6,201	7,743
Decrease (increase) in inventory	6	(15)	26
	$5,876	$6,186	$7,769

CIMATRON LIMITED
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 14 -        SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 0	2 0 0 9	2 0 0 8

Marketing costs	$1,019	$1,190	$1,543
Selling expenses	16,378	15,904	18,900
General and administrative expenses	3,970	4,156	4,519
Amortization of other intangible assets	396	395	400
Depreciation	290	347	388
	$22,053	$21,992	$25,750

NOTE 15 -        SUBSEQUENT EVENTS

On March 2, 2011, the Company's shares began trading in Israel and are listed on the Tel-Aviv Stock Exchange, in addition to the listing on the Nasdaq Capital Market.

Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheets of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2010 and 2009, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California March 9, 2011