Form 20-F
period 2011-12-31
CIMATRON LTD
filed 2012-04-30
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
 (Address of principal executive offices)

Ilan Erez
11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
Telephone +972-3-531-2060
Facsimile: +972-3-531-2097
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class Ordinary Shares, par value NIS 0.10 per share	Name of each exchange on which registered NASDAQ Capital Market

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

☐Yes       ☒No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐Yes       ☒No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒Yes       ☐No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒Yes       ☐No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐	Accelerated filer: ☐	Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒U.S. GAAP	☐International Financial Reporting Standards as issued by the International Accounting Standards Board	☐Other

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐Yes       ☒No

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.                      Key Information.

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and are presented in U.S. dollars.  The selected historical consolidated financial information as of December 31, 2010 and 2011 and for each of the three years ended December 31, 2009, 2010 and 2011 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2007, 2008 and 2009 and for each of the years ended December 31, 2007 and 2008 have been derived from our audited financial statements not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2011	2010	2009	2008	2007
	(In thousands of US$, except per share data)
Consolidated Statement of Income Data:
Revenue:
Products	18,177	15,994	13,191	20,066	14,331
Services	22,537	20,080	19,766	20,909	14,309
Total	40,714	36,074	32,957	40,975	28,640

Cost of revenue:
Products	3,769	4,320	4,567	5,725	3,867
Services	1,614	1,556	1,619	2,044	1,573
Total	5,383	5,876	6,186	7,769	5,440
Gross profit	35,331	30,198	26,771	33,206	23,200
Research and development costs, net	6,739	6,014	5,736	6,930	4,281
Selling, general and
administrative expenses	24,453	22,053	21,992	25,750	17,243
Operating profit (loss)	4,139	2,131	(957)	526	1,676
Financial income (expenses), net	(195)	97	19	(80)	353
Company’s equity in results of affiliated company	-	-	-	-	(52)
Other income (expenses)	(6)	(6)	(41)	-	(3)
Income (loss) before taxes	3,938	2,222	(979)	446	1,974
Taxes on income	(1,327)	(657)	949	237	-
Income (loss) after income taxes	2,611	1,565	(30)	683	1,974
Less: Net loss (gain) attributable to the noncontrolling interest	57	26	44	41	(51)
Net income attributable to Cimatron’s shareholders	2,668	1,591	14	724	1,923
Net income (loss) per share	0.29	0.18	0.00	0.08	0.24
Weighted average number of shares outstanding	9,252	9,000	9,156	9,341	7,866

	As of December 31,
	2011	2010	2009	2008	2007
	(In thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,787	10,221	6,684	5,727	9,026
Working capital	6,469	5,885	4,506	3,816	6,121
Total assets	34,522	34,901	32,680	33,870	27,327
Total liabilities	17,390	17,716	16,581	17,671	16,294
Shareholders’ equity	17,132	17,185	16,099	16,199	11,033

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

The CAD/CAM software industry, characterized by rapid advances in technology and changing customer requirements, is highly competitive.  We design, develop, manufacture, market and support a family of modular, high performance, fully integrated, computer-aided design/computer aided manufacturing, or CAD/CAM, software products. Traditionally, our competitors in the CAD/CAM market are at both the high and low end of the market. The lower end of the market consists of dedicated Numerical Control, or NC, programming systems offerings, which have limited or no modeling capability, while the high end of the market, including our CimatronE and GibbsCAM product families, consists of integrated CAD/CAM systems, Mill/Turn and Multi Task Machining software.  Many high-end market products are roughly similar to our CimatronE and GibbsCAM product lines.

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

Although we believe that the attributes of our products provide us with a competitive advantage over our competitors, there can be no assurance that the marketplace will consider CimatronE and/or GibbsCAM to be superior to existing competing products.  In addition, new competitors may arise in each of the markets in which we currently operate.  Furthermore, as we enter new geographic markets, we may encounter significant competition from companies that are more established in such markets. Accordingly, there can be no assurance that our existing or future products will successfully compete against our competitors’ products.

We are heavily reliant on the sale of two families of products.

Sales and services related to the CimatronE product family historically accounted for substantially all of our revenue, and we introduced the GibbsCAM product family following our merger with Gibbs System, Inc., or Gibbs System, in January 2008.  Because we rely exclusively on revenues generated via these two product families, if sales of products from either such family were to decline, or fail to grow, or the profit margin on those products were to decrease significantly, our business, financial condition and results of operations would be materially and adversely affected.

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

Unfavorable economic and market conditions and reduced consumer spending in previous years caused, and may cause again, decreased demand for our products and services and harmed, and may harm again, our business, financial condition and results of operations.

We are subject to the effects of global, economic and market conditions.  Many of the world’s largest economies and financial institutions are still experiencing sluggish economic activity, depressed asset prices, liquidity problems and limited availability of credit.  Prevailing global and European macroeconomic conditions such as inflation and the weakening of the Euro in relation to many world currencies which make it more expensive to import consumer products into European countries, as well as microeconomic conditions such as ongoing, tight local credit markets which have been negatively impacting the ability of manufacturers to grow and obtain working capital from local lenders, have been negatively impacting, and may continue to negatively impact, our enterprise business.  To the extent that our business continues to be adversely affected as a result of such unfavorable economic and market conditions, our operating results may be materially adversely affected.

The crisis in world credit markets has had a particularly severe impact on financing in the manufacturing sector in which many of our customers operate and thereby threatens a continued reduction in our primary source of revenues.

The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  The manufacturing industry was particularly hard-hit by the global credit crisis in 2008 and 2009, as manufacturers found it very difficult to obtain the financing that they needed in order to make capital expenditures for new hardware to be used in their operations.  Because of the lack of financing for new hardware, manufacturers had lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware.  This rippling effect had a material adverse effect on our primary source of revenues towards the end of 2008 and through 2009, thereby impacting our operating results and overall financial condition in a material, negative manner. Although in 2010 and 2011 we saw a recovery from the crisis, we cannot assure you that such a crisis will not return, and if so, to what extent it would affect our revenues and profitability.

Integration of any future acquisitions of companies or technologies may distract our management and disrupt our business.  In addition, the issuance by us of securities as consideration payable in such acquisitions could be dilutive to our existing shareholders.

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

We rely on independent distributors, to whom we refer as Resellers, to market, sell, service and support our CimatronE and GibbsCAM families of products, worldwide.  Generally, our relationships with our Resellers are based on agreements with two-year terms (subject to rolling two-year extensions) and one year terms (subject to rolling one-year extensions) that enable Resellers of our CimatronE and GibbsCAM products, respectively, to purchase our products at discounted prices. While we have exclusive relationships with certain of the Resellers of our CimatronE products, and while certain Resellers of our GibbsCAM products function as our only “sales agent” in a single country or region (although without an exclusivity agreement), there can be no assurance that any of these Resellers will give high priority to the marketing and support of our products.  The results of our operations could be adversely affected by changes in the financial condition of a Reseller, which could occur rapidly, or to other changes in our current Resellers’ business or marketing strategies.  There can be no assurance that we will retain our current Resellers, nor can there be any assurance that, in the event that we lose any of our Resellers, we will be successful in recruiting other highly professional and technically competent Resellers to represent us.  Any such changes in our distribution channels, could materially adversely affect our business, operating results and financial condition.  Given that approximately 90% of Gibbs System’s total revenues in 2007 resulted from sales made by Resellers, the merger with Gibbs System has increased our reliance on independent distributors, as approximately 35% of our consolidated revenues in each of 2008, 2009, 2010 and 2011 has been generated via our Resellers, in the aggregate.  See “Item 4 - Information on the Company - Business Overview.”

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

We are exposed to shifts in the Euro-dollar exchange rate that may have a material adverse impact on our results of operations.

Primarily due to the activities of MicroSystem Srl, or Microsystem, our wholly-owned Italian Reseller, and Cimatron GmbH, our wholly-owned German reseller, the revenues and expenses of which are almost entirely Euro-denominated, changes in the Euro - dollar exchange rate impact (and may materially impact) our revenues and expenses.  Such impact could be adverse at times, especially given the recent turmoil in European markets that has negatively affected the value of the Euro, and could cause fluctuations in our operating results that are beyond our ability to control.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations. In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Although part of our revenues are denominated and paid in U.S. dollars, the majority are not so denominated and paid.  Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue.  In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  In particular, if the Euro depreciates relative to the U.S. dollar (as was the case in 2010 and 2011 due to the financial crises in several European Union countries, during which the Euro depreciated by approximately 7.4% and 3.2%, respectively, relative to the U.S. dollar (which reflects the change in the Euro-U.S. dollar exchange rate from the start to the conclusion of each such year)), that would reduce our U.S. dollar recorded revenues and profitability from our Euro denominated sales. We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

As applied to our Israeli operations, where we incur a portion of our operating expenses, to the extent that the value of the New Israeli Shekel (or NIS) appreciates relative to the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected.  The NIS appreciation (devaluation) in relation to the U.S. dollar (calculated based on the average representative exchange rate for each such year relative to the previous year, as published by the Bank of Israel, rather than the mere change in exchange rate from the start to the end of each such year) amounted to (9.4)%, 4.9% and 4.1% for the years ended December 31, 2009, 2010 and 2011.  We are also exposed to the risk that even if the NIS devaluates relative to the U.S. dollar (as occurred during 2009), the rate of inflation in Israel may exceed the rate of this devaluation or that the timing of this devaluation will lag behind inflation in Israel. The Israeli rate of inflation amounted to 3.9%, 2.7% and 2.2% for the years ended December 31, 2009, 2010 and 2011, respectively, thereby compounding the impact of the appreciation of the NIS relative to the U.S. dollar in 2010 and 2011, and mitigating the impact of the devaluation of the NIS relative to the U.S. dollar in 2009, and adversely affecting our U.S. dollar measured results of operations.

While during the last two years, we experienced a continuous increase in our revenues from products, which was part of a continuous overall growth in our revenues during those years, in 2009, our product revenues and overall revenues had declined.  If that negative trend returns, it would likely adversely affect our gross margins and profitability.

In 2010 and again in 2011, our revenues from the sale of products increased significantly relative to their levels in the previous year, going from $13.2 million in 2009 to $16.0 million in 2010 to $18.2 million in 2011, as part of a positive trend in our overall revenues, which rose from $33.0 million in 2009 to $36.1 million in 2010 to $40.7 million in 2011.  However, before this two-year upswing, the previous year had seen an opposite trend, with our product revenues and overall revenues having dropped by 34.3% and 19.6% in 2009, from $20.1 million and $41 million, respectively, during 2008.  During 2007 and 2008, our revenues from the sales of products had increased, from approximately $9.6 million in 2006 to $14.3 million in 2007 and $20.1 million in 2008.  Our revenues from maintenance and services also increased during 2010 and 2011, going from approximately $19.8 million in 2009, to $20.1 million in 2010, to $22.5 million in 2011, after having fallen in 2009 from $20.9 million in 2008.  Previously, our maintenance and services revenues had increased in 2008 from approximately $14.3 million in 2007, after having risen in 2007 from approximately $11.8 million in 2006.  If our revenues from the sale of products decreases once again, as was the case in 2009, such decrease could adversely affect our future maintenance and service revenues, as it could result in a smaller user base to purchase maintenance and service contracts from us.

Furthermore, if we are unable to sustain the positive trend of the last two years and our overall revenues fall once again in future periods, as they did in 2009, that will very likely have an adverse effect on our ability to remain profitable.

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products, such as the new versions of CimatronE and GibbsCAM (CimatronE 10 and GibbsCAM 2011, respectively) that we released in 2011, does not develop as quickly as we expect, our future revenues and profitability will be adversely affected.  Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.  In addition, if a product that we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

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

As of March 31, 2012, DBSI Investments Ltd., or DBSI, beneficially owns approximately 45.86% of our share capital.  Accordingly, DBSI effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions.  The concentration of ownership of our Ordinary Shares by DBSI could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our Ordinary Shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our Ordinary Shares.  This concentration of ownership may also adversely affect our share price, especially if this shareholder (or other significant shareholders of ours, whose shares are also registered for resale) sells substantial amounts of our Ordinary Shares under our currently effective resale registration statement on Form F-3. See “Item 7— Major Shareholders and Related Party Transactions” for additional details.

We cannot assure you that we will continue to remain profitable on an annual or quarterly basis in the future.  Our inability to sustain our profitability would have an adverse impact on our share price following the period in which we would sustain a loss.

We had net income of approximately $2.7 million in 2011, an increase relative to net income of approximately $1.6 million in 2010 and $14,000 in 2009.  We furthermore had net income of $0.7 million in 2008, $1.9 million in 2007 and $0.5 million in 2006.  Although our improved results in 2011 and 2010 relative to 2009 primarily reflect a combination of the positive effects of cost-cutting measures implemented due to the global economic downturn, which we initiated in 2009, and a growth in sales of new licenses and overall revenue growth in 2010 and again in 2011, we cannot be certain that such trends will continue, or will enable us to achieve positive results, in the future.  In 2009, for example, despite cost-cutting measures, we incurred net losses of approximately $0.6 million, $0.1 million and $0.7 million in the first three quarters of the fiscal year, and in the first quarter of 2010, we similarly experienced a net loss of approximately $0.1 million.  We cannot assure you that we will remain profitable on an annual basis or avoid losses on a quarterly basis proceeding forward.  If we incur losses in any given period, that will likely have an adverse impact on the market price of our Ordinary Shares.

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

To date, most of the software relating to the CimatronE family of products has been developed internally by our research and development staff.  However, to accelerate our product development and improve our time to market, we also review opportunities to acquire or license products or technologies from third parties.  Mainly, we utilize software tools and engines that we acquire from Spatial Corp., a subsidiary of Dassault Systems, and D-Cubed, for the representation and processing of three dimensional objects and surfaces in order to expedite the continued development of our CimatronE product family.  In addition, we use software from ModuleWorks GmbH, a German company, for advanced 5-Axis NC calculations, and advanced metal forming software from Forming Technologies Incorporated (FTI), a Canadian company.  We rely, to a certain extent, upon such third parties’ abilities to enhance their current products and develop new products on a timely and cost-effective basis that will meet changing customer requirements and emerging industry standards or other technological changes.  Our business would be disrupted if functional versions of the third party software that we rely on were either no longer available to us or no longer offered to us on commercially reasonable terms, and we may, as a result, suffer a material adverse effect on our business and operations.  Most of the software relating to GibbsCAM has also been developed internally; however, our Cimatron Gibbs LLC subsidiary, like Cimatron, also relies on certain third party software and tools embedded in the GibbsCAM product.

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

Security breaches could compromise sensitive information belonging to us or our customers and could harm our business (including our intellectual property) and reputation.

The safeguarding of our information technology infrastructure is important to our business. A cyber-attack that bypasses our information technology (IT) security systems causing an IT security breach may lead to a material disruption of our IT business systems and/or the loss of business information, resulting in adverse business impact.  Adverse effects could include:

•	adversely affected future results of operations due to the theft, destruction, loss, misappropriation or release of our confidential data or our intellectual property;

•	operational or business delays resulting from the disruption of IT systems and subsequent clean-up and mitigation activities; and

•	negative publicity resulting in reputation or brand damage with our customers, partners or industry peers.

Risks Related to our Operations in Israel

We may be adversely affected if the rate of inflation in Israel exceeds the rate of devaluation (if any) of the New Israeli Shekel against the U.S. dollar.

Our functional currency is the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation amounted to 3.9%, 2.7% and 2.2% for the years ended December 31, 2009, 2010 and 2011, respectively.

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

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli Government has discussed reducing or eliminating the availability of these grants, programs and benefits, and changed the conditions we had to meet in order to benefit from the programs, and there can be no assurance that the Israeli Government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved or Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

In connection with research and development grants received from the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor of Israel, or the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made may impair our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent of a product developed with OCS funding are subject to approval by an OCS committee and to various conditions, including payment by us to the OCS of a percentage of the consideration paid to us or our shareholders in the transaction in which the technology is transferred.  In connection with a merger or similar transaction, the amount payable would be a fraction of the consideration equal to the relative amount invested by the OCS in the development of the relevant technology compared to the total investment in our company, net of financial assets that we have at the time of the transaction, but in no event less than the amount of the grant.  In addition, in the event that the committee believes that the consideration to be paid in a transaction requiring payment to the OCS pursuant to the provisions of the law described above does not reflect the true value of the technology or the company being acquired, it may determine an alternate value to be used as the basis for calculating the requisite payments.  These restrictions may impair our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all.  Furthermore, in the event that we undertake a transaction involving the transfer to a non-Israeli entity of technology developed with OCS funding pursuant to a merger or similar transaction, the consideration available to our shareholders may be reduced by the amounts we are required to pay to the OCS.

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

We believe that the majority of products that we have sold since January 1, 2005 are not based on technology developed with funds provided by the OCS and that, accordingly, such sales should not be subject to the payment of royalties to the OCS. Therefore, the royalty reports that we submitted to the OCS for the period starting January 1, 2005 and thereafter have reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005.  In addition, during the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties.  This process has not been concluded as of the date of this annual report. Although we believe we have strong arguments to support our position, we accrued royalty expenses in our financial reports for the periods from January 1st, 2005 through March 31st, 2010 in the amount of approximately $3.0 million, but we have not paid any royalties associated with the products mentioned above to the OCS.  In light of the above-mentioned facts, we decided, effective as of April 1, 2010, to no longer accrue further royalty expenses with respect to these potential obligations.  A determination that we are in fact obligated to pay royalties in respect of sales after January 1, 2005 could negatively impact our liquidity, and if the amount that we become obligated to pay exceeds the amounts that we have accrued in our financial statements up to the current time, such payment would furthermore negatively impact our earnings.

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

Business Overview

Principal Operations, Products and Developments

Following our merger with Gibbs System, we currently have two main product lines– CimatronE and GibbsCAM:

CimatronE

CimatronE, our CAD/CAM solution for the tooling and production industries, was initially released in September 2001. We released our newest major version of CimatronE (Version 10.0) in July 2011.  CimatronE provides comprehensive tools, applications and process-automation solutions for the tooling and manufacturing industries.

With Version 10.0 of CimatronE, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

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

-
The patent pending CimatronE SuperBox, which is a toolpath off-loading and processing acceleration device that dramatically shortens NC programming and is reported to have saved users 85% off programming time

CimatronE encompasses a set of powerful and easy-to-use 3D design tools. The unified solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease.  In the design process, CimatronE integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, CimatronE implements 2.5 to 5 axis toolpaths using high-speed machining, knowledge of stock remaining and templates to reduce programming and machining time.  The mission critical tasks of splitting the model, applying engineering changes, and extracting electrodes and inserts are all handled by Cimatron’s “Quick Tooling” wizard-based applications.

CimatronE communicates with most other CAD/CAM systems, runs on personal computers, as well as engineering workstations employing Windows based operating systems (which are the primary operating systems used for the personal computer and workstation platforms on which our products are used) and transfers data easily and reliably among different hardware and software environments.

CimatronE is built around a set of compatible “modules” using a unified database, which can be accessed and modified for all applications. Users can move easily among wireframe, surface and solid models choosing the application most appropriate for a specific job. CimatronE enables the user to work top-down (i.e., beginning at the conceptual level and moving down to subassemblies and individual parts) or bottom-up (i.e., modeling elements first and then grouping them into assemblies), and permits the user to combine the two approaches.  CimatronE stores product data hierarchically to ensure overall structural integrity of the product and the ability to interface with engineering data management systems.  CimatronE’s CAM applications operate directly on the design model to generate intelligent toolpaths for NC manufacturing processes and enable fast and accurate graphic simulation of NC operations. In addition, CimatronE includes advanced data exchange interfaces, which enable the transfer of CAD/CAM data between ourselves and other CAD/CAM systems through industry standard interfaces, as well as several dedicated interfaces.  CimatronE offers an intuitive and consistent user interface throughout all applications (e.g., design, drafting and NC). Since all applications have the same look and feel, there is no need for the user to relearn the operation of the system with each module. CimatronE’s architecture is based upon a software kernel, which includes database utilities, the graphic sub-system and the user interface, which provide the operating environment for all applications.  Applications are separate from the software kernel, which facilitates enhancement of the applications, reduces development and maintenance costs and enables efficient technological updates to the system’s components, without affecting the application base.

The CimatronE product family includes the following basic modules:

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

Student Package

The Cimatron Student Package is a limited Cimatron package for students’ home use. The package covers most of CimatronE’s capabilities, and enables execution of small non-commercial projects. CAD modules include the following: Wire-frame, Surfacing and Solid part Modeling; Assembly; Drafting; Sketcher; Catalog Tools; QuickSplit; QuickCompare; QuickElectrode; and MoldDesign. CAM modules include 2.5X - 3X milling and 3X simulator. The system includes read-only Data Interface for IGES, VDA, STEP, DXF, and DWG. The package is protected via software mechanism and does not require a hardware protection plug.

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

In addition, the CimatronE product family includes the following optional vertical applications, optimized for manufacturing:

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

GibbsCAM®

GibbsCAM, our CAD/CAM solution for discrete part production manufacturing, was first released in 1993.  The current shipping version, GibbsCAM 2011, was released in November 2011.  GibbsCAM provides a comprehensive suite of tools, applications and process-automation/standardization solutions for industrial manufacturers.

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

Following our merger with Gibbs System, we distribute our products to end-users in over 35 countries in five continents through certain of our subsidiaries, directly in Israel and the US, and through a network of independent Resellers (who distribute CimatronE and/or GibbsCAM products, as the case may be).  Between us, our subsidiaries (including Cimatron Gibbs LLC) and our Resellers, our family of products has more than 40,000 installations.

Resellers of CimatronE Products

We believe that the Resellers of our CimatronE products, or our CimatronE Resellers, are technically competent in the mechanical engineering and manufacturing aspects of CAD/CAM markets and offer a full range of sales, service and support functions.  Most CimatronE Resellers assume overall responsibility for the integrity of each end-user customer’s CAD/CAM system in their respective territories, including selling, installation, training and maintenance.  CimatronE Resellers are, in most cases, carefully selected on the basis of their ability to distribute and service our entire product line, with special emphasis on the ability of their engineering and sales teams to provide customer support.

We furnish our CimatronE Resellers with technical guidance and marketing and sales resources. CimatronE Resellers regularly visit our Israeli headquarters, while our employees from various departments visit CimatronE Resellers’ sites.  Our relationship with our CimatronE Resellers is further enhanced by international conferences, that we organize from time to time, regional workshops and cooperative exhibitions, and participation in local user meetings.

CimatronE Resellers serve as an integral part of our marketing and service network around the world.  They give our products a local “feel” by (a) offering technical support in the end-user’s native language, (b) being available to attend to customer needs during local business hours, (c) translating our manuals, product and marketing literature into the local language and (d) frequently organizing user programs and seminars.  CimatronE Resellers continually develop new ways to adapt and enhance our products to meet their respective customers’ regional and company-specific needs.

A typical agreement with a CimatronE Reseller is for a term of two years (subject to rolling two-year extensions).  Our CimatronE Resellers are distributors and our agreements with them enable the CimatronE Resellers to purchase our products at a discounted price. Certain of our CimatronE Resellers act as our exclusive distributors in a single country or region.  Other than our larger CimatronE Reseller in Japan, no CimatronE Reseller accounted for more than 0.9% of our total consolidated revenue for the year ended December 31, 2011.  In July 2005 we acquired 27.5% of our Italian CimatronE Reseller and an option to purchase its remaining outstanding shares from its stockholders.  In July 2007 we exercised our option to increase our holdings in our Italian CimatronE Reseller to 51%, and in July 2008, we completed the acquisition of such CimatronE Reseller by exercising our option to acquire the remaining 49% of its stock.  These latter two holdings increases changed our Italian CimatronE Reseller’s status from an independent CimatronE Reseller to a subsidiary.

There can be no assurance that all existing relationships with our CimatronE Resellers will be renewed. We believe that with the exception of our larger CimatronE Reseller in Japan, the termination of our relationship with a single CimatronE Reseller would not adversely affect us; however, the termination of our relationship with several of our CimatronE Resellers at approximately the same time or with one of our two CimatronE Resellers in Japan which accounted for 3.5% of our total consolidated revenue in 2011 could adversely affect us.  There can be no assurance that, in the event that we lose any of our CimatronE Resellers, we will be successful in recruiting replacement professional and technically competent CimatronE Resellers.

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

GibbsCAM Resellers include nine who comprise the Gibbs “President’s Club.”  Each of these nine GibbsCAM Resellers is an independent company that primarily engages in reselling Cimatron Gibbs LLC products and that represents the GibbsCAM Resellers with the highest total sales of Cimatron Gibbs LLC products for the preceding year.  Other than the nine Presidents’ Club GibbsCAM Resellers, no GibbsCAM Reseller accounted for more than 0.8% of Cimatron’s total consolidated revenue for the year ended December 31, 2011. Even among the Presidents’ Club members themselves, none accounted for more than 2.3% of Cimatron’s total consolidated revenue during 2011.

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

Subsidiaries

Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt our Resellers were not maximizing our business opportunities, through the formation or acquisition of marketing and support subsidiaries.  In furtherance of this strategy, we have incorporated subsidiaries in France, Japan, the United Kingdom, China, as well as India, where we formed a subsidiary at the end of 2005 that started commercial activities during the second quarter of 2006.  We have also acquired all of the outstanding voting interests in Cimatron Technologies, Inc., our North American CimatronE Reseller, and have had our German subsidiary, Cimatron GmbH, purchase all of the Cimatron-related business of our German GibbsCAM Reseller, including, as of February 2009, the hiring of the former key employees of Gibbs System’s German GibbsCAM Reseller.  During August 2006, we acquired the remaining 69.83% of the outstanding shares of our Korean CimatronE Reseller following which it became a wholly owned subsidiary.  In January 2005 we announced the formation of Cimatron Guangzhou, a new joint venture in Guangzhou, China, with SGV, a distributor of our products since 1998.  In late 2006 we transferred our business activity in France to an independent CimatronE Reseller and substantially ceased the activity of our French subsidiary.  During 2007 we transitioned our business activity in the United Kingdom from our United Kingdom subsidiary to an independent CimatronE Reseller with the intent of achieving greater efficiencies in our United Kingdom business.  In July 2005, July 2007 and July 2008, we engaged in a series of transactions whereby we acquired an initial 27.5%, an additional 23.5%, and the remaining 49% of the outstanding shares of our Italian CimatronE Reseller, thereby transforming it into our wholly-owned subsidiary.  See “Item 5. Operating and Financial Review and Prospects – Overview” for additional details regarding the merger with Gibbs System and the transaction with Microsystem, our Italian Reseller, and our increase in holdings thereof.

Customers

Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  Our customers are located in over 35 countries worldwide.

In the years ended December 31, 2011, 2010 and 2009, approximately 49%, 49% and 54%, respectively, of our revenues were from Europe; approximately 2%, 3% and 3%, respectively, of our revenues were from Israel; approximately 15%, 16% and 15%, respectively, of our revenues were from the Far East; approximately 32%, 30% and 27%, respectively, of our revenues were from North America; and approximately 2%, 2% and 1%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

The following tables present a geographical breakdown of our revenues from products and services for the last three years (in thousands of U.S. dollars):

2011

Geographical Region	Products		Services
	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	7,307	40.1%	12,788	56.7%
Israel	482	2.7%	497	2.2%
Far East	3,791	20.9%	2,259	10.0%
North America	6,070	33.4%	6,776	30.1%
Other	527	2.9%	217	1.0%
Total	18,177	100.0%	22,537	100.0%

2010

Geographical Region	Products		Services
	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	6,458	40.3%	11,296	56.2%
Israel	475	3.0%	502	2.5%
Far East	3,591	22.5%	2,128	10.6%
North America	4,944	30.9%	6,000	29.9%
Other	526	3.3%	154	0.8%
Total	15,994	100.0%	20,080	100.0%

2009

Geographical Region	Products		Services
	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	6,278	47.6%	11,516	58.3%
Israel	493	3.7%	461	2.3%
Far East	2,725	20.7%	2,065	10.5%
North America	3,382	25.6%	5,636	28.5%
Other	313	2.4%	88	0.4%
Total	13,191	100.0%	19,766	100.0%

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

Organizational Structure

As of March 31, 2012, our principal shareholder, DBSI, holds 4,264,875 shares, representing approximately 45.86% of our outstanding share capital, and effectively has the ability to control the outcome of most matters submitted to a vote of our shareholders. See “Item 7. Major Shareholders and Related Party Transactions” for additional details.

For information about our subsidiaries and our beneficial ownership therein, see Exhibit 8.1 to this annual report.

Property, Plants and Equipment

We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2,100 square meters at this facility. Since January 10, 2006, we occupy approximately 1,750 square meters at this facility.  The initial term of this lease expired on June 30, 2006 and, after we exercised our option to extend the lease for an initial period of three years, we have further extended the lease for an additional five years, through June 30, 2014, and reduced the occupied space to approximately 1,491 square meters.  In 2011, the aggregate annual lease payments for the office premises were approximately $1.2 million.

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

The following table presents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2011 (in thousands of U.S. Dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)
Cimatron parent company	Givat Shmuel, Israel (corporate headquarters)	326
Cimatron Gibbs LLC	Moonpark, California	307
North American subsidiary	Michigan and Illinois (U.S.)*	54
German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	221
Italian subsidiary	Bologna, Milano, Ancona, Treviso	181
Japanese subsidiary	Tokyo	-
Chinese subsidiaries	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Wuhan	81
Korean subsidiary	Seoul	24

	Total	1,194

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

In early 2008, we merged Gibbs System, also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. As consideration in the transaction, we paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, approximately $5 million in cash, as well as 1,500,000 newly issued Ordinary Shares of Cimatron.  Following such transaction, Cimatron Gibbs LLC acts as a separate unit in the Cimatron group that is responsible for the marketing, selling and developing of the GibbsCAM product family, in substantially the same manner as conducted prior to the merger.

Revenues

We derive revenues mainly from (a) sale of our products, including software and hardware components, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services.  Revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues.  We provide maintenance services mainly pursuant to maintenance contracts, which usually provide for annual maintenance fees.  Generally, maintenance contracts are for a one-year term.  It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis.  While customers in most markets purchase maintenance services from us, most of our customers in the Far East (other than in Japan and South Korea) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

Cost of Revenues

Our cost of revenues consists of six major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) hardware costs in Israel and for our subsidiaries, (c) royalties payable to third parties for third party software and maintenance, (d) royalties payable to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the OCS), (e) amortization of capitalized software development costs, and (f) amortization of intangible assets.

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model.  Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2009, 2010 and 2011, costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2009, 2010 and 2011 have been expensed.

Primary and Reporting Currency

We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia.  A majority of our revenues in 2009, 2010 and 2011 were from customers in Europe.  Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, that may in the future materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the NIS will appreciate relative to the U.S. dollar, or, even if the NIS devaluates relative to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel.  Any such NIS appreciation or excessive Israeli inflation has the effect of increasing the U.S. dollar cost of our operations.  In 2010 and 2011, the NIS appreciated, while in 2009, it devalued, relative to the U.S. dollar (as measured by the change in the average representative exchange rate for each such year relative to the previous year), and, over the course of that three year period, the annual rate of Israeli inflation decreased on an annual basis (from 3.9% in 2009, to 2.7% in 2010, to 2.2% in 2011).  These trends thereby had a mixed impact upon the U.S. dollar cost of our Israeli operations due to foreign currency conversion in 2011, as NIS appreciation increased that U.S. dollar cost whereas lower Israeli inflation mitigated that increase.  If the U.S. dollar cost of our operations in Israel resumes its accelerated rise, however, our U.S. dollar-measured results of operations will once again be adversely affected more signficantly.

Following our merger with Gibbs System, we have experienced an increase in the relative portion of our U.S. dollar based expenses and revenues as a percentage of our total expenses and revenues, thereby reducing the relative impact of the above-described, currency exchange rate related factors.  For the fiscal years ended December 31, 2010 and 2011, our U.S. dollar based operating expenses constituted 38% and 40%, and our U.S. dollar based revenues constituted 49% and 50%, respectively, of our total consolidated operating expenses and revenues for such fiscal years.

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

Revenue Recognition

We recognize revenues in accordance with the ASC 985-605, “Software Revenue Recognition”, as amended (formerly, “Statement of Position (SOP) 97-2”). Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements we allocate revenue to each element based on vendor-specific objective evidence, or VSOE. We limit our assessment of VSOE for each element to the price charged when the same element is sold separately.

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

Impairment of long-lived assets and goodwill

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

Operating Results

	For the Year Ended
	December 31,
	2011	2010	2009
	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:
Products	18,177	15,994	13,191
Services	22,537	20,080	19,766
Total	40,714	36,074	32,957

Cost of revenue:
Products	3,769	4,320	4,567
Services	1,614	1,556	1,619
Total	5,383	5,876	6,186
Gross profit	35,331	30,198	26,771

Research and development costs	6,739	6,014	5,736
Selling, general and administrative expenses	24,453	22,053	21,992
Operating income (loss)	4,139	2,131	(957)
Financial income (expenses), net	(195)	97	19

Other income (expenses)	(6)	(6)	(41)
Income (loss) before taxes	3,938	2,222	(979)
Taxes on income	(1,327)	(657)	949
Income (loss) after income taxes	2,611	1,565	(30)
Less: Net loss (gain) attributable to the noncontrolling interest	57	26	44
Net income attributable to Cimatron’s shareholders	2,668	1,591	14
Net income (loss) per share (basic and diluted)	0.29	0.18	0.00
Weighted average number of shares outstanding	9,252	9,000	9,156

	As of December 31,
	2011	2010	2009
	(In thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	11,787	10,221	6,684
Long term marketable investments	-	-	-
Working capital	6,469	5,885	4,506
Total assets	34,522	34,901	32,680
Total liabilities	17,390	17,716	16,581
Shareholders’ equity	17,132	17,185	16,099

Revenue

Our total revenues increased by 12.9% in 2011, to approximately $40.7 million, from approximately $36.1 million in 2010, after having risen by 9.5% in 2010 from $33.0 million in 2009. Our revenues from the sale of products increased by 13.6% in 2011, to approximately $18.2 million, from approximately $16.0 million in 2010, after having risen by 21.2% in 2010 from approximately $13.2 million in 2009. The increase in sales of products in 2011 relative to 2010 was primarily attributable to the continued global manufacturing activity recovery in 2011, and, to a lesser extent, to the appreciation of the Euro relative to the dollar over the course of 2011 relative to 2010 (as the average exchange rate rose from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated revenues that we realized in 2011. The increase in sale of products in 2010 relative to 2009 was primarily attributable to the global economic recovery in 2010, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2010 relative to 2009 (as the average exchange rate fell from 1.394 dollars per Euro in 2009 to 1.328 dollars per Euro in 2010), which reduced the dollar value of the Euro-denominated revenues that we realized in 2010. As a percentage of revenues, our revenues from the sale of products increased in 2011 to approximately 45%, from approximately 44% in 2010, after having been approximately 40% in 2009. Our revenues from maintenance and services increased by 12.2% in 2011 to approximately $22.5 million, from approximately $20.1 million in 2010, after having risen by 1.6% in 2010 from approximately $19.8 in 2009. The increase in maintenance and service revenues in each of 2010 and 2011 was primarily attributable to the global economic recovery, which enabled customers to begin (in 2010) and to continue, more substantially (in 2011), increasing their levels of spending on maintenance contracts and training and implementation services that they order from us with respect to our products. As a percentage of overall revenues, our revenues from maintenance and services decreased in 2011 to approximately 55%, from approximately 56% in 2010 after having been approximately 60% in 2009. This decrease in each of 2011 and 2010 reflected the corresponding increase in products sales revenues in both years.

Because, during 2011, 49% of our revenues were derived from Europe, changes in the Euro-dollar exchange rate can significantly influence our revenues. Since mid 2007, the Euro–dollar exchange rate had an increasing influence on our revenues and results of operation due to the consolidation of Microsystem’s financial results with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of European mold, tool, die and fixture makers operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our European strategy slightly in order to increasingly focus on penetrating the high end European market, in which such migration is less prevalent. At the same time, we continue with our sales efforts in China and in other emerging markets. In addition, following the Gibbs acquisition in early 2008, we began selling the GibbsCAM product line via our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and in other sales territories as well.

Cost of Revenue

Cost of revenue decreased by 8.4% in 2011, to approximately $5.4 million, from approximately $5.9 million in 2010, after having decreased by 5.0% in 2010 from approximately $6.2 million in 2009. The decrease in 2011 relative to 2010 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues (which carry with them lower costs of revenues) and practically no hardware revenues (which carry with them higher costs of revenues) in 2011 as compared to 2010, as towards the end of 2010 we stopped selling in Italy a hardware-based measurement product, the profitability of which was negligible, whereas management and personnel attention required for selling it were significant, and (ii) no royalty expense to the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, in 2011, as explained in note 8A to our 2011 financial statements. The decrease in 2010 relative to 2009 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues and lower percentage of hardware revenues in 2010 as compared to 2009, and (ii) lower royalty expense to the OCS in 2010, as explained in note 8A to our 2011 financial statements.

Gross Profit

Gross profit, as a percentage of total revenue, was 87%, 84% and 81% in 2011, 2010 and 2009, respectively.  The higher gross margin that we achieved in 2011 relative to 2010, and in 2010 relative to 2009, was in each case due to (i) increased revenues on a year-over-year basis, which, given the significant portion of the cost of revenue constituting fixed expenses that are not dependent on the revenue level, led to higher gross margin than in the prior year, and (ii) the lower cost, higher margin revenue mix relative to the prior year and the absence of (in 2011) or lower (in 2010) royalty expense to the OCS, as described under “Cost of Revenue” above.

Research and Development Expenses, net

Research and development, or R&D, expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. R&D expenses were $6.7 million in 2011, reflecting a 12.1% increase over the $6.0 million of R&D expenses in 2010, which itself reflected a 4.8% increase over the $5.7 million of R&D expenses in 2009.  The increase in 2011 was mainly due to (i) higher employee-related and other R&D costs in 2011, as we further increased our R&D spending in 2011 as we continued to recover from the global economic downturn of 2009, which contributed approximately $0.5 million to such increase, and (ii) the appreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2011 (as the average representative exchange rate decreased from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated R&D costs that we incurred in 2011, and which contributed approximately $0.2 million to such increase. The increase in 2010 was primarily due to higher employee-related costs in 2010, as we slightly increased our R&D spending in 2010 after we had reduced such expenses in 2009 in response to the global economic downturn.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2009, 2010 and 2011 and do not expect to receive any such grants in the future. We also did not pay any royalties to the Marketing Fund in 2009, 2010 and 2011. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI, our significant shareholder, for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative, or SG&A, expenses increased by 10.9% in 2011, to $24.5 million, from $22.1 million in 2010, after having increased by 0.3% in 2010 from $22.0 million in 2009. The increase in 2011 relative to 2010 was mainly attributable to (i) the appreciation of the NIS relative to the dollar over the course of 2011 (as reflected in the decrease in the average representative exchange rate from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (ii) the appreciation of the Euro relative to the dollar over the course of 2011 (as evidenced by the rise in the average Euro-dollar exchange rate from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (iii) our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, which increased our SG&A costs in 2011; and (iv) higher sales commissions to sales employees and sales agents that accompanied our significant increase in revenues in 2011.

The slight increase in SG&A expenses in 2010 relative to 2009 was primarily due to higher revenues in 2010, which resulted in higher commission payments to our sales employees and agents, which were offset, almost entirely, by lower reserve for doubtful debts and by the appreciation of the dollar relative to the Euro over the course of 2010 (evidenced by the decrease in the average Euro-dollar exchange rate from 1.394 dollars per Euro in 2009 to 1.328 dollars per Euro in 2010), which reduced the dollar value of the Euro-denominated SG&A expenses that we incurred in 2010.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, gains (losses) from sale of bonds and funds, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $(0.2) million in 2011, as compared to approximately $0.1 million in 2010 and approximately $0.0 million in 2009. During 2011, 2010 and 2009, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates. Therefore, the currency translation adjustments between the U.S. dollar and each of the NIS and the Euro, which were due to changes in related exchange rates, as applied to our assets and liabilities, had the most significant effect on our financial income (expenses) in these years.

Income Taxes, net

Income Taxes, net, consist of (i) changes in deferred tax assets and deferred tax liabilities, and (ii) current tax expenses or income. In 2011, we recorded a tax expense of approximately $1.3 million, of which approximately $0.5 million related to changes in deferred taxes, and approximately $0.8 million related to current tax expenses. Of such $0.8 million of current tax expenses: (i) approximately $0.4 million related to taxes in the U.S., as we practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011; and (ii) approximately $0.4 million mainly related to taxes in Israel and Germany.

In 2010 we recorded a tax expense of approximately $0.7 million, of which approximately $0.3 million related to changes in deferred taxes, and approximately $0.3 million related to current tax expenses. Most of the current taxes in 2010 related to taxes for previous years, mainly as part of the final tax assessment that we received in Germany for the years 2004-2007.

In 2009, we recorded tax income of approximately $0.9 million, which consisted primarily of an increase in deferred tax assets, as a result of an increase in US loss carry-forwards that we believed we would be able to use in the foreseeable future.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $2.6 million, $1.6 million and $0.0 million in 2011, 2010 and 2009, respectively.  The increase in 2011 relative to 2010, and in 2010 relative to 2009, were mainly due to increases in our revenues on a year-over-year basis, which resulted from a recovery in our target markets, which began in 2010 and strengthened in 2011.

Effective Corporate Tax Rate

We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. In Israel we received a final tax assessment through the tax year ended December 31, 2006.  Our subsidiaries in Germany and Italy received a final tax assessment through the tax year ended December 31, 2007.   Generally, as of January 1, 2011, Israeli companies were subject to corporate tax of 24%.  Under previous legislation, the corporate tax rate was scheduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and thereafter.  Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes). 2011, or the Tax Burden Law, was published by the Israeli Knesset. The Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% from 2012 and onwards.  Our effective corporate tax rate in Germany in the year ended December 31, 2011 was 25%. Our effective corporate tax rates in Italy, Korea and Japan in the year ended December 31, 2011 were 31%, 24.2% and 46%, respectively.We believe that our effective tax rates in the U.S., China and India would have been approximately 34%, 25% and 31% respectively, for the year ended December 31, 2011 had we not incurred tax losses in such countries. We practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011, and we therefore expect that our effective federal tax rate in the U.S. in 2012 will be approximately 34%. We had tax loss carryforwards in Israel in the aggregate amount of approximately $4.3 million as of the end of 2011.  In addition, as of December 31, 2011, we had approximately $0.5 million in net operating loss carry-forwards in China. There can be no assurance that we will be able to use all the above-mentioned tax loss carryforwards at any time in the future.  We expect that if our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

We had been previously granted “Approved Enterprise” status under the Israeli Law for the Encouragement of Capital Investments, 1959.  Consequently, we were eligible for certain Israeli tax benefits.  Income derived from each of our Approved Enterprise programs was exempt from tax for a period of two years, commencing in the first year in which we generated taxable income from such Approved Enterprise (subsequent to use of all Israeli tax loss carryforwards), and was subject to a reduced tax rate of 25% for a further five years, respectively.  For our most recent Approved Enterprise program (which had been approved in 2001), we decided not to pursue the completion of our investment plan related to that program, as we had not had any tax benefits from it.  We have instead elected tax benefits pursuant to the 2011 Amendment to the Investment Law, as described under “Item 10. Additional Information— Taxation— Law for the Encouragement of Capital Investments, 5719-1959” below.  Please also see Note 8.A of the notes to our consolidated financial statements included elsewhere in this annual report.

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

During 2011, net cash provided by operating activities was $4.6 million, and was mainly comprised of our net profit of $2.7 million, increase in trade payables, accrued expenses and other liabilities of $0.2 million, decrease in net deferred taxes of $0.5 million, and depreciation and amortization of $1.4 million, as partially offset by increase in accounts receivable and prepaid expenses of $0.2 million.

During 2011, net cash used in investing activities was $0.4 million, and was solely comprised of $0.4 million used for capital expenditures. Our capital expenditures for 2011 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2011, net cash used in financing activities was $2.6 million, and was mainly comprised of $3.2 million of cash used for the dividends that we paid and $0.1 million of cash used for the reduction of short and long term bank credit, offset, in part, by $0.7 million of cash provided by proceeds from issuance of shares upon exercise of options.

These activities caused our aggregate amount of cash and cash equivalents to increase to $11.8 million as of December 31, 2011, as compared to $10.2 million as of December 31, 2010; our short-term credit obligations to remain at $0.1 million as of December 31, 2011, as compared to $0.1 million as of December 31, 2010; and our long-term credit obligations to be reduced to $0 as of December 31, 2011, as compared to $0.1 million as of December 31, 2010.

We may make further use of our cash resources for distributing cash to shareholders.  In November 2011, our board of directors authorized, and on April 18, 2012, an Israeli court approved, up to an additional $10 million of cash distributions that we may potentially make over the course of a 12 month period following the court approval, subject to subsequent declaration by our board of directors of specific payments out of the total potential distribution amount, and subject to certain approvals from the Israeli Tax Authority.  Prior to actually distributing any amount out of the $10 million sum, we will announce the distribution amount, distribution date and record date related to the distribution. We cannot guarantee that our board of directors will approve the distribution of all, or any portion, of such $10 million sum.

As of December 31, 2011, our working capital was $6.5 million and our total assets were $34.5 million, as compared to $5.9 million and $34.9 million, respectively, as of December 31, 2010.  The increase in working capital resulted mainly from an increase of cash and cash equivalents of $1.6 million, an increase in trade receivables of $0.1 million, a decrease in trade payables of $0.6 million and a decrease in deferred revenues of $0.1 million, offset in part by a decrease in other account receivables of $0.8 million and an increase in other trade payables of $0.8 million.

Our trade receivables, net of allowance for doubtful accounts totaled $5.8 million on December 31, 2011, as compared to $5.7 million on December 31, 2010.  The collection cycle for such trade receivables remained practically unchanged during 2011 as compared to 2010.  We believe that, generally, the quality of receivables remained unchanged, and we will continue our efforts to shorten our collection cycles.  Nevertheless, we cannot guarantee that collection cycles from one or more of our customers or Resellers will not lengthen relative to the past.

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

The average representative exchange rate between the U.S. dollar and the NIS, reflecting an average of buying and selling prices published by banks during the period, as published by the Bank of Israel, decreased during 2011, from NIS 3.7319 to one dollar for 2010 to NIS 3.5791 to one dollar for 2011. The average representative exchange rate was as follows for each of the five most recent fiscal years:

Period	Exchange Rate
January 1, 2007 - December 31, 2007	4.110 NIS/$1
January 1, 2008 - December 31, 2008	3.586 NIS/$1
January 1, 2009 - December 31, 2009	3.923 NIS/$1
January 1, 2010 - December 31, 2010	3.732 NIS/$1
January 1, 2011 - December 31, 2011	3.579 NIS/$1

Despite the decrease in the average representative exchange rate for 2011 as a whole relative to 2010 (reflecting lower exchange rates during most of 2011), the concluding months of 2011 saw an increase in the exchange rate between the U.S. dollar and the NIS, such that from the start to the conclusion of 2011, the exchange rate actually rose, from NIS 3.549 to one dollar at the start of the year to NIS 3.821 to one dollar at the end of the year, and has varied slightly during the period of time since the conclusion of 2011, having ranged from a high of 3.854 NIS to one dollar to a low of 3.700 NIS to one dollar since December 31, 2011 (through April 20, 2012).  The high and low exchange rates between the U.S. dollar and NIS during the 6 most recent months, as published by the Bank of Israel, were as follows:

MONTH	LOW (1 U.S. dollar = NIS ___)	HIGH (1 U.S. dollar = NIS ___)
October 2011	3.602	3.763
November 2011	3.650	3.800
December 2011	3.727	3.821
January 2012	3.733	3.854
February 2012	3.700	3.803
March 2012	3.715	3.814

In 2009, the rate of Israeli inflation was approximately 3.9%, and the U.S. dollar appreciated against the NIS by 9.4% (based on average representative exchange rates).  In 2010, the rate of Israeli inflation was approximately 2.7%, and the U.S. dollar devalued against the NIS by 4.9% (based on average representative exchange rates).  In 2011, the rate of Israeli inflation was approximately 2.2% and the U.S dollar devalued against the NIS by 4.1% (based on average representative exchange rates).

Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from depreciation of the Euro relative to the U.S. dollar and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from depreciation of the U.S. dollar relative to the NIS.  However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low.  The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe that the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2011, we had currency exchange forward transactions to sell $6.1 million for a total amount of NIS 22.5 million until December 27, 2012.  See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents and licenses, etc.

We conduct our research and development operations primarily in Israel and to a small extent in Russia.  Following the merger with Gibbs System in January 2008 we also have substantial research and development operations in California.  Our research and development efforts have been financed through internal resources and through programs sponsored by the OCS.  In the years ended December 31, 2009, 2010 and 2011, our gross research and development expenditures were $5.9 million, $6.0 million and $6.7 million, respectively (18%, 17% and 17% of total revenues, respectively).  Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities.  Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 with respect to OCS programs funded in or after 1994, royalties of revenues derived from products developed according to such programs are generally payable to the State of Israel at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the relevant OCS program. The maximum aggregate royalties will not, however, exceed 100% (for programs funded prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received from the OCS. Pursuant to an amendment effected in 2000, effective with respect to OCS programs funded in or after 2000, the royalty rates described above were updated to 3%, during the first three years, and 3.5%, in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999 with respect to OCS programs approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months.  As of December 31, 2011, our contingent liability with respect to such grants was approximately $2.0 million, which liability is contingent upon our generating revenues from sales of products developed with funds provided by the OCS.

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

In the years ended December 31, 2009, 2010 and 2011, we paid or accrued royalties to the OCS in the amount of $0.3 million, $0 and $0, respectively.  We currently believe that further accruals will not be necessary in light of the facts described above concerning our application to the OCS to recognize our claim that we are no longer obligated to pay royalties on a majority of our sales subsequent to January 1, 2005.

In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2011 with respect to such grants was $0.6 million, contingent upon our incremental exports.

In addition, until June 2011, we participated in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. In 2009, 2010 and 2011, we recorded in our profit and loss statements $120,000, $0 and $0, respectively, of grants received.

Trend Information

We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures.  Following is a summary of the material trends and uncertainties influencing our operations:

Cash and Cash Equivalents.  Following the reduction in our cash and cash equivalents in 2008 of approximately $6.0 million due to our payment of the consideration for our merger with Gibbs System and our acquisition of the remaining 49% of Microsystem, in 2009, we reversed that trend, as our cash and cash equivalents increased by approximately $1.0 million, due mostly to positive cash flow from operating activities, as partially offset by repurchases under our share buyback plan and purchases of property and equipment.  During 2010 and 2011, we strengthened the trend of 2009, having experienced a further increase in cash and cash equivalents, in amounts of approximately $3.5 million and $1.6 million, respectively, due mostly to positive cash flow from operating activities, as offset partially (i) in 2010 by capital expenditures, bank credit repayments and share repurchases, and (ii) in 2011, by capital expenditures, bank credit repayments and dividend distributions.

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

Movement in Prices. The strong competition in the software business generally, and in the CAD/CAM business specifically, caused prices of products in our industry to decrease in past years.  Such decrease in software prices had resulted in a decrease in our revenues and thus in our profits.  Nevertheless, in more recent years, we have seen that this trend has moderated, and does not even exist in certain territories.  If the foregoing trend renews, however, we may have to employ cost-reduction measures in order to remain profitable.

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

2.            As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay such Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2011 was $0.6 million, contingent upon our incremental exports.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2011:

	Payments due by Period (US$, in thousands)
Contractual Obligations as of December 31, 2011	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	7,550	1,867	3,235	2,448	-
Purchase Obligations and Commitments (1)	1,224	1,000	224	-	-
Other Long-Term Liabilities	(2) 4,135	4,135	-	-	-
Total Contractual Cash Obligations	12,909	7,002	3,459	2,448	-

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

David Golan has been a member of our board of directors since 1992 and is a former Chairman of the Board.  Mr. Golan is currently an independent businessman and a director in several public and private companies. Previously he was an executive director in the Binat Group.  From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments, not including ZCT.  From March 1997 to May 1998, he was the Chief Executive Officer of Clal Trading Ltd., a subsidiary of the IDB group.  From 1992 to March 1997, he was Executive Vice President of Clal Trading.  Mr. Golan was formerly president of Gal Weisfield Industries Ltd.  Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

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

Rami Entin, an external director of ours since May 2005, also currently serves as an external director of Inter Colony Ltd., an Israeli publicly traded construction company, and as an external director of Babylon Ltd., an Israeli publicly traded company that provides software solutions and services in the online translation market.  Mr. Entin is also the Chairman of the board of directors of Hilan-Tech Ltd., an Israeli publicly traded company, and a director of Incentives Solutions Ltd. and of Avnet Data Security Ltd., and serves as an external director of B.S.P. Biological Signals Processing Ltd.  From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data.  From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations.  From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations.  From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields.  Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

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

Arrangements for the Election of Directors

Under our merger agreement with Gibbs System, we appointed William Gibbs as the vice chairman of our board of directors and undertook to him that he will continue to serve in that position as long as he continues to hold at least 9% of our issued and outstanding share capital.  As a result of the merger, Mr. Gibbs was issued 1,500,000 Ordinary Shares, of which he currently holds 1,497,500 Ordinary Shares, representing approximately 16.1% of our outstanding share capital].

Compensation

During the year ended December 31, 2011, we paid, in the aggregate, approximately $1.79 million in direct remuneration to our directors and officers for services provided by them to our company in such capacities.  Such sum includes amounts expended by us for automobiles and other fringe benefits made available to our officers, but excludes amounts that we have reimbursed to our officers for strict business expenses such as travel, professional and business association dues and expenses (which do not constitute benefits “in kind”).  We pay each of our external directors, as well as Mr. David Golan and Mr. William F. Gibbs, an annual fee of approximately $4,865, plus approximately $494 for each meeting of the board of directors or a committee thereof attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attendance at meetings of the board of directors.

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

Qualifications of Directors Generally Under the Companies Law

Under the Companies Law, the board of directors of a publicly traded company is required to make a determination as to the minimum number of directors (not merely external directors) who must have accounting and financial expertise (according to the same criteria described above with respect to external directors under “—External Directors”). In accordance with the Companies Law, the determination of the board should be based on, among other things, the type of the company, its size, the volume and complexity of its activities and the number of directors. Based on the foregoing considerations, our board of directors has determined that the number of directors with accounting and financial expertise in our company shall be not less than one.  As described above under “—External Directors,” currently Mr. Rami Entin has been determined by the board to possess such accounting and financial expertise.

Unaffiliated Directors Under the Companies Law

Under a recent amendment to the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors.  An “unaffiliated director” is defined as an external director and as a director who meets the following criteria:

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

The foregoing amendment to the Companies Law further provides that a company may also elect to impose, via the adoption of a proposed set of corporate governance rules, certain requirements with respect to the membership of unaffiliated directors on the board of directors.  Those requirements, if undertaken by a company, mandate that (i) if the company has no controlling shareholder or no shareholder that holds at least 25% of the company’s voting rights, most of the members of the board must be unaffiliated directors, whereas (ii) if the company has a controlling shareholder or a shareholder that holds at least 25% of the voting rights, then at least one-third of the directors need to be unaffiliated directors.

As of the date of this annual report, we have not elected to adopt these corporate governance rules.

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being unaffiliated directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee.  The chairman of the board of directors, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee.  Under the Companies Law (as amended in 2011), our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined under “Item 10— Articles of Association; Israeli Companies Law— Approval of Certain Transactions Under the Companies Law” below)) or transactions in which an office holder has a personal interest and whether such transaction is material, (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examine the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (v) examine the scope of the company's auditor's work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the board or the general meeting of shareholders) and (vi) determine procedures with respect to the treatment of company employees' complaints as to the management of the company's business and the protection to be provided to such employees.  An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of independent directors and at least one of them is an external director.

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

Internal Auditor

Under the Companies Law, a company’s board of directors must appoint an internal auditor, nominated by the audit committee. The role of the internal auditor is to examine, among other matters, whether the company’s actions comply with the law and orderly business procedure.  Under the Companies Law, the internal auditor may be an employee of the company but not an office holder, or an affiliate, or a relative of an office holder or affiliate, and he may not be the company’s independent accountant or its representative.  During November 2007, we appointed Fahn Kanne Control Management, a member firm of Grant Thornton, as our internal auditor.

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

Compensation of Executive Officers

Under a recent amendment to the Companies Law (which went into effect over the course of 2011), in lieu of appointing a separate board committee with responsibility for setting appropriate compensation levels for our executive officers, the audit committee of our board of directors serves as the body with authority for establishing such compensation levels (whereas for executive officers who are not directors, the board of directors itself as a whole sets compensation levels).  In setting compensation levels, our audit committee and board are guided by the levels of compensation provided to executives in other companies in our industry and our home country, as adjusted to account for differences in size and other relevant distinguishing factors.  The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms.  The compensation levels of executive officers who are also directors requires the approval of the audit committee, the board of directors and our shareholders, except in certain circumstances prescribed in regulations promulgated under the Companies Law.

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

Employees

The following table sets forth, as of the end of each of the last three financial years, the number of our employees broken down by category of activity:

As of December 31,	2011	2010	2009

Research and Development	72	70	76

Marketing, Sales and Customer Support	181	186	187

Management, Administration and Information Systems	25	24	24

Total	278	280	287

The following table sets forth, as of the end of each of the last three financial years, the number of our (and our subsidiaries’) employees broken down by geographic location:

As of December 31,	2011	2010	2009

Israel	87	81	81

Russia	4	4	5

North America (Cimatron Technologies Inc.)	16	13	13

North America (Cimatron Gibbs LLC)	59	61	62

Germany	32	34	36

Italy	37	38	44

China	31	39	37

India	1	1	1

Brazil	1	-	-

Korea	10	9	8

Total	278	280	287

In addition, during the 2010 and 2011 years, we employed, on average, 3.4 and 3 subcontractors or free-lance personnel, respectively, and as of December 31, 2010 and 2011, we employed 5 and 3 subcontractors personnel, respectively.

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

Share Ownership

2004 Share Option Plan

In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan, or the 2004 Share Option Plan, pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants.  The 2004 Share Option Plan is administered by our board of directors, which designates the optionees and dates of grant.  The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by our board of directors on the date that an option is granted.  Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the board, and are non-assignable except by the laws of descent.  The board has the authority to amend the terms of the 2004 Share Option Plan, provided that any such amendment does not adversely effect any options granted thereunder. Following various option grants over the course of 2005, in December 2005, our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares.  In May 2006, August 2007 and January 2008, we granted additional options at various exercise prices to our employees, each with a term of five years, including 2,000 options to William F. Gibbs, our Vice Chairman of the Board, at an exercise price of $2.75 per underlying Ordinary Share.  All options that have been granted to date under the 2004 Share Option Plan become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each grantee by us and/or our subsidiaries. Each grantee is responsible for all personal tax consequences of a grant and the exercise thereof.  We intend to grant additional options under the 2004 Share Option Plan to our various directors, executive officers and employees.

In November 2007, our board of directors approved the transfer of a pool of 618,500 unallocated Ordinary Shares from our prior share option plan, the 1998 Share Option Plan, to the 2004 Share Option Plan for future grants.

In 2011, our board of directors approved an amendment to the 2004 Share Option Plan that provides that (i) options may be granted pursuant to the “capital gains route” under Section 102 of the Israeli Income Tax Ordinance, 1961 and (ii) the exercise price at which options may be exercised may be adjusted by our board of directors due to dividend distributions that we may make from time to time.

At March 31, 2012, 59,905 Ordinary Shares underlie outstanding options granted to, and 641,917 Ordinary Shares are available for issuance pursuant to future option grants to (and subsequent exercise of options by), our various directors, officers, employees and consultants under the 2004 Share Option Plan.

Beneficial Ownership by Officers and Directors

Messrs. Ben Shalom, Dotan and Rosenthal may each (subject to the disclaimer provided in footnote (3) to the table in Item 7 below) be deemed to have beneficial ownership of an aggregate of 4,264,875 of our Ordinary Shares, representing 45.86% of our issued and outstanding share capital, by virtue of their positions with DBSI.  As indicated in the table appearing in Item 7 below, Mr. William F. Gibbs beneficially holds 1,499,500 or 16.12% of our outstanding Ordinary Shares, which includes 2,000 shares issuable at an exercise price of $2.75 per share upon exercise of options that are currently exercisable or will be exercisable within 60 days of March 31, 2012 (as described under “2004 Share Option Plan” above).  As to our remaining board members, each of David Golan, Eti Livni and Rami Entin beneficially holds no Ordinary Shares.  Among our executive officers, each of Dan Haran, our President and Chief Executive Officer, and Ilan Erez, our Chief Financial Officer, beneficially holds no Ordinary Shares.  The options held by any of our directors and executive officers are subject to the terms (including exercise price and expiration date) referenced above in the description of option grants under our 2004 Share Option Plan.

The Ordinary Shares held (or issuable upon exercise of options held) by our directors and executive officers do not have voting rights that differ from those enjoyed by all holders of our Ordinary Shares.

Item 7.                      Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth information, as of March 31, 2012, concerning the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of our Ordinary Shares by (i) any person who is known to us to own at least 5% of the Ordinary Shares of our company and (ii) all of our directors and executive officers as a group.  The voting rights of our major shareholders do not differ from the voting rights of all other holders of our Ordinary Shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares

DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	4,264,875	45.86%

William F. Gibbs 4017 N. Cedarpine Lane Moonpark, CA 93021 California, U.S	1,499,500 (1)	16.12%

3Kotek 2 B.V. Wielewaaleg 1, 4791, PD, Klundert, Netherlands	550,000	5.91%

All directors and executive officers as a group (9 persons)	5,762,375 (1)(2)	61.96%

(1)           Includes an aggregate of 1,497,500 Ordinary Shares and additional 2,000 Ordinary Shares issuable upon exercise of options to purchase Ordinary Shares beneficially held by William F. Gibbs.  All of such 1,497,500 Ordinary Shares are held indirectly through the Gibbs Family Trust.
(2)           Includes an aggregate of 4,264,875 Ordinary Shares beneficially held by DBSI Investments Ltd., or DBSI, which are attributable to certain of our directors by virtue of the positions that they hold on the board of directors of DBSI.  All of our directors to whom such share ownership is attributable disclaim such beneficial ownership. (Mr. Rosenthal in particular does not share in the equity ownership of DBSI).

Recent Significant Changes in the Percentage Ownership of Major Shareholders

There have been no significant changes in the percentage ownership of our major shareholders of which we are aware during the past three fiscal years.

Record Holders

As of April 10, 2012, there were 29 record holders of our Ordinary Shares, of which 11 were United States record holders owning an aggregate of approximately 55% of our outstanding Ordinary Shares.  Such number of record holders and such percentage of our Ordinary Shares are not representative of the actual number of beneficial holders of our Ordinary Shares, and actual percentage of our Ordinary Shares, that are held in the United States.

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

As of February 21, 2002, in connection with its sale of its equity interest in our company to Koonras Technologies Ltd., or Koonras (which consequently became a significant shareholder of ours, and remained such a significant shareholder for a period of time), and DBSI, ZCT assigned all rights and obligations under the foregoing services agreement to Koonras and DBSI.  An assignment of this agreement to Koonras and DBSI was ratified by our shareholders on July 11, 2002.  Following the consummation of the sale of 1,700,000 of our Ordinary Shares by Koonras to DBSI on June 24, 2008, and the related approval of our shareholders at such time, the management services agreement was assigned in full to DBSI, which continues to provide all of the services and receive the entire annual fee.  The amount that we paid for services under this agreement totaled NIS 1.87 million or $0.52 million  in the year ended December 31, 2011, and the amount that we have paid thus far in 2012 (through April 15, 2012) has amounted to NIS 0.55 million ($0.15 million).

Lease Agreement

Prior to its merger with our subsidiary, Gibbs System leased office space in Moonpark, California from a limited liability corporation controlled by Mr. Gibbs.  In connection with the merger in 2008, the lease was assigned to us, as a result of which we lease the space from that limited liability corporation.  At the time of the assignment of the lease, we entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for us to extend the lease for an additional five years.  Also a result of the lease amendment, the rent that we are obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month).

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

Piggyback Registration Rights

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

Employment Agreement with William F. Gibbs

In connection with the merger with Gibbs System in January 2008, Cimatron Gibbs LLC, our subsidiary into which the Gibbs System business was merged, entered into an employment agreement with Mr. Gibbs.  The agreement provides, among others, for (i) an annual base salary of $160,000, (ii) an annual bonus based on increases in contribution to our sales in North America and to the sale of Gibbs System products, and (iii) other fringe benefits as customary for comparable officers of our company group in the United States.  Mr. Gibbs also signed non-compete undertakings for our benefit.  The employment agreement may be terminated by our subsidiary at any time upon three months prior written notice.  In the event of termination by our subsidiary without cause (as defined under the agreement), Mr. Gibbs would be entitled to payment of all then-accrued but unpaid salary and benefits, and a pro-rata portion of the bonus determined by the company’s management to be otherwise due to Mr. Gibbs for the applicable calendar quarter or year, as appropriate, in exchange for a release of claims to be executed by Mr. Gibbs. On February 15, 2008, we announced that Mr. Gibbs was appointed as President, North America of our company.  Mr. Gibbs, who continues to maintain his position as President and CEO of Cimatron Gibbs LLC, is now responsible for promoting both CimatronE and GibbsCAM product lines in North America.  In addition, pursuant to an option grant approved in January 2008, Mr. Gibbs was granted options to purchase 2,000 of our Ordinary Shares.

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

Dividend Distribution Policy

Certain of our enterprises are Approved Enterprises (as defined under the Israeli Law for the Encouragement of Capital Investments, 1959).  In the event of a distribution to shareholders of cash dividends out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, we would be subject to tax at a rate of 25%.  In our consolidated financial statements, we have not provided an allowance for deferred taxes on future distributions of tax-exempt earnings, as our management and board of directors have determined not to make any distribution that may result in such tax liability to us.  Accordingly, such earnings have been considered to be permanently reinvested.  Our tax-exempt earnings may be distributed to shareholders without subjecting us to taxes only upon a complete liquidation of our company. We may, nevertheless, make distributions of funds from earnings that were not tax exempt without subjecting our company to tax liability.

On May 12, 2011 and August 4, 2011, we declared special cash dividends of NIS 0.45 and NIS 0.80 per Ordinary Share, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. We believe that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

In November 2011, our board of directors approved, subject to approval by an Israeli court (which was subsequently obtained on April 18, 2012), up to an additional $10 million of cash distributions that we may potentially make over the course of a 12 month period following the court approval, subject to subsequent declaration by our board of directors of specific payments out of the total potential distribution amount, and subject to certain approvals from the Israeli Tax Authority.  Court approval was required because we have no substantial distributable earnings (as such term is defined under the Companies Law) and we instead would need to make such potential distributions (if any) from additional paid-in capital.    Prior to actually distributing any amount out of the $10 million sum, we will announce the distribution amount, distribution date and record date related to the distribution. We cannot guarantee that our board of directors will approve the distribution of all, or any portion, of such $10 million sum.

Repurchase of Our Shares

On June 4, 2008, our board of directors authorized the use of up to $1 million of our available cash to repurchase our Ordinary Shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases are to be made in accordance with the requirements of the SEC. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  As of the date of this annual report, we have repurchased 441,856 of our Ordinary Shares pursuant to this repurchase plan at an average price of $1.33 per share.  None of such repurchases was effected in 2011 or thus far in 2012.

After adding the 166,100 shares that we had previously repurchased in the open market (during 2002 and 2003), at an average price of $0.95 per share, we have repurchased an aggregate of 607,956 of our Ordinary Shares under share repurchase programs.  Under Israeli law, while all such repurchased shares are considered to be part of our outstanding share capital that can be reissued by us in the future, they are “dormant shares” and, as such, cannot be voted and do not provide any other rights, other than upon liquidation.

Significant Changes

Since the date of our consolidated financial statements included in this annual report, there has not been a significant change in our company other than as described in the notes to such financial statements.

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

Period	High (U.S. $)	Low (U.S. $)
Six most recent months:
April 2012 (through April 20, 2012)	4.49	3.74
March 2012	4.11	3.62
February 2012	3.98	3.26
January 2012	3.65	3.03
December 2011	3.46	3.01
November 2011	4.50	2.82
October 2011	3.89	2.84

Two most recent full financial years and subsequent periods, by quarter:
Second Quarter 2012 (through April 20, 2012)	4.49	3.74
First Quarter 2012	4.11	3.03
Fourth Quarter 2011	4.50	2.82
Third Quarter 2011	4.06	3.02
Second Quarter 2011	3.94	2.93
First Quarter 2011	5.10	2.56
Fourth Quarter 2010	3.18	1.41
Third Quarter 2010	1.80	1.21
Second Quarter 2010	2.38	1.30
First Quarter 2010	3.58	0.98

Five most recent financial years:
2011	5.10	2.56
2010	3.58	0.98
2009	1.41	0.56
2008	3.98	0.65
2007	4.58	1.34

Since March 2, 2011, our Ordinary Shares have also been listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “CIMT”. The following table sets forth, for the periods indicated, the high and low bid prices in NIS of our Ordinary Shares on the Tel Aviv Stock Exchange.  On December 30, 2011 (as December 31, 2011 fell out on a weekend when no exchange rate data was available), the exchange rate of the NIS to the US dollar was NIS 3.821 per one US dollar.

Period	High (NIS)	Low (NIS)
Six most recent months:
April 2012 (through April 20, 2012)	16.80	12.01
March 2012	15.44	13.61
February 2012	14.21	11.16
January 2012	13.60	11.59
December 2011	12.53	11.47
November 2011	15.96	10.00
October 2011	13.20	11.31

Most recent quarterly periods (since listing on the TASE):
Second Quarter 2012 (through April 20, 2012)	16.80	12.01
First Quarter 2012	15.44	11.16
Fourth Quarter 2011	15.96	10.00
Third Quarter 2011	14.80	11.17
Second Quarter 2011	15.36	9.79
First Quarter 2011 (beginning March 2, 2011)	16.50	11.70

Most recent financial year (since listing on the TASE):
2011 (beginning March 2, 2011)	16.50	9.79

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

Under a recent amendment to the Companies Law (which went into effect in 2011), all arrangements as to compensation of office holders who are not directors require approval of the audit committee (or, should we wish to establish such a committee in the future, a compensation committee of our board of directors that meets all of the requirements applicable to an audit committee) and the board of directors.  The amendment of existing compensation terms of our office holders who are not directors merely requires the approval of our audit committee, if such committee determines that the amendment is not substantial in relation to the existing terms.  Agreements regarding directors’ terms of employment require the approval of the audit committee, the board of directors and the shareholders.  In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of the audit committee or board of directors (as applicable) determines that such presentation by him or her is necessary.  Should a majority of the audit committee or of the board of directors have a personal interest in the matter, then:

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

The Companies Law further provides that the foregoing approval requirements will not apply to shareholders of a wholly-owned subsidiary in a rollup merger transaction, or to the shareholders of the acquirer in a merger or acquisition transaction if:

•           the transaction does not involve an amendment to the acquirer’s memorandum or articles of association;

•           the transaction does not contemplate the issuance of more than 20% of the voting rights of the acquirer which would result in any shareholder becoming a controlling shareholder; and

•           there is no “cross ownership” of shares of the merging companies, as described above.

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

•
a private placement in which the company’s shareholders approved such holder owning 25% or more of the voting rights in the company (if there is no other shareholder that holds 25% or more of the voting rights in the company); or more than 45% of the voting rights in the company (if there is no other shareholder that holds more than 45% of the voting rights in the company); or

•
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

The Companies Law also provides that if following any acquisition of shares, the acquirer holds more than 90% of the company’s shares or of a class of shares (or voting rights thereof), the acquisition must be made by means of a tender offer for all of the target company’s shares or all of the shares of the class, as applicable, not held by the acquirer. An acquirer who wishes to eliminate all minority shareholders must do so by way of a tender offer and hold, following consummation of the tender offer, more than 95% of all of the company’s outstanding shares (and provided that a majority of the offerees that do not have a personal interest in such tender offer shall have approved it, which condition shall not apply if, following consummation of the tender offer, the acquirer holds at least 98% of all of the company’s outstanding shares). If, however, following consummation of the tender offer, the acquirer would hold 95% or less of the company’s outstanding shares, the acquirer may not acquire shares tendered if by doing so the acquirer would own more than 90% of the shares of the target company. Appraisal rights are available with respect to a successfully completed full tender offer for a period of six months after such completion; however, the acquirer may provide in the tender offer documents that a shareholder that accepts the offer may not seek appraisal rights.

Material Contracts

Other than the registration rights agreements, the services agreement and the lease agreement described in “Item 7 - Major Shareholders and Related Party Transactions – Related Party Transactions” and our additional lease agreement described below, all of the contracts to which we have been party over the past two years have been in the ordinary course of our business.

We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2003.  Since January 10, 2006, we have occupied approximately 1,750 square meters at this facility. The initial term of the lease was three years, expiring in June 30, 2006, following which we exercised our option to extend the lease for an additional three years.  In mid 2008, we further extended the lease for an additional five year period, through June 30, 2014, and reduced our occupied space to approximately 1,475 square meters.  We currently pay approximately $30 thousand on a monthly basis as rent under this agreement.

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

United States Federal Income Taxation of Owning and Selling Ordinary Shares.

Dividends and Distributions

U.S. Holders

Subject to the discussion below under ‘‘Passive Foreign Investment Company Rules” (which we refer to as the PFIC discussion), U.S. Holders will include in gross income the gross amount of any dividend paid, before reduction of Israeli withholding taxes, by us out of current or accumulated earnings and profits, as determined for Untied States federal income tax purposes, as ordinary income when the dividend is actually or constructively received by the U.S. Holder.  Dividends will be income from sources outside the United States for foreign tax credit limitation purposes, but generally will be “passive income” which is a type of income that is treated separately from other types of income for foreign tax credit limitation purposes. Dividends will not be eligible for the dividends-received deduction generally allowed to United States corporations in respect of dividends received from other United States corporations.  The amount of the dividend distribution included in income of a U.S. Holder will be the U.S. dollar value of the NIS payments made, determined at the spot NIS/U.S. dollar rate on the date such dividend distribution is included in the income of the U.S. Holder, regardless of whether the payment is in fact converted into U.S. dollars.  Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend distribution is included in income to the date such dividend distribution is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss will generally be income from sources within the United States for foreign tax credit limitation purposes. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a return of capital to the extent of the U.S. Holder’s basis in the Ordinary Shares and thereafter as capital gain. We will notify our shareholders of any distribution in excess of current and accumulated earnings and profits at the time of such distribution in accordance with the requirements of the Internal Revenue Code.

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

For certain non-corporate U.S. Holders, subject to the PFIC discussion below, for the taxable years of 2011 and 2012, a dividend paid by us to certain shareholders will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a ‘‘qualified foreign corporation’’ (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the ‘‘ex-dividend date’’ (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).  Generally, we may be considered a ‘‘qualified foreign corporation”, or a QFC, if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service, or the IRS, determines is satisfactory. However, even if we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.  See the PFIC discussion below as to PFIC status.

Sale or Exchange of Ordinary Shares

U.S. Holders

Subject to the PFIC discussion below, a U.S. Holder that sells or otherwise disposes of Ordinary Shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in the Ordinary Shares.  Capital gain of a non-corporate U.S. Holder is generally taxed at a maximum rate of 15% (for a holding period ending in taxable years beginning before January 1, 2013, whereas a maximum rate of 20% will apply for holding periods that end thereafter) if the Ordinary Shares were held for more than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2011, and we do not believe that we will be deemed a PFIC for the tax year ending December 31, 2012.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of the PFIC rules.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

•
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

•	the U.S. Holder would be required to allocate such excess distribution income and/or disposition gain ratably over such holder’s entire holding period for our Ordinary Shares;

•
the amount allocated to each year other than the year of the distribution payment or disposition would be subject to tax at the highest individual or corporate tax rate, as applicable, in effect for such other year, and an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax liability for each such other year;

•	the U.S. Holder would be required to file an annual return on IRS Form 8621 regarding distributions received on, and gain recognized on dispositions of, our Ordinary Shares; and

•
any U.S. Holder who acquired our Ordinary Shares upon the death of a U.S. Holder would not receive a step-up of the income tax basis to the fair market value of such shares. Instead, such U.S. Holder beneficiary would have a tax basis equal to the decedent’s basis, if lower.

U.S. HOLDERS OF OUR ORDINARY SHARES (AND/OR OPTIONS TO ACQUIRE OUR ORDINARY SHARES) SHOULD CONSULT THEIR TAX ADVISORS ABOUT THE PFIC RULES, INCLUDING THE POSSIBILITY, AND ADVISABILITY OF, AND THE PROCEDURE AND TIMING FOR MAKING CERTAIN ELECTIONS THAT MIGHT HELP THEM AVOID CERTAIN OF THE ADVERSE CONSEQUENCES THAT WOULD RESULT IF WE WERE TO BE DEEMED A PFIC.

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

General Corporate Tax Structure Applicable to Our Company

Generally, in 2011, Israeli companies were subject to corporate tax at the rate of 24% of their taxable income for such year.  The corporate tax rate was scuduled to decline to 23% in 2012, 22% in 2013, 21% in 2014, 20% in 2015 and 18% in 2016 and onwards.  Recently, the Law for Change in the Tax Burden (Legislative Amendments) (Taxes). 2011, or the Tax Burden Law, was published by the Israeli Knesset. The Tax Burden Law canceled the scheduled progressive reduction of the corporate tax rate and instead fixed the corporate tax rate at 25% from 2012 and onwards.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, as discussed further below, may be considerably less.  See “Law for the Encouragement of Capital Investments” in this Item 10 below.

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

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead to forego such benefits and elect the benefits of the 2011 Amendment.

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program.  We chose to receive benefits through the alternative benefits track with respect to our programs.  Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned.  Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period.  The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.  In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of our undistributed income derived from our Approved Enterprise program approved in 2001 was to be exempt from income tax for a period of two years, followed by five years with reduced tax rate of 25% on income derived from our Approved Enterprise investment programs. The period of tax benefits for such Approved Enterprise was to expire in 2015 or earlier, depending on when and whether we were to generate taxable income from such Approved Enterprise’s operations.

A company that has an Approved Enterprise program is eligible for further tax benefits if it qualifies as a Foreign Investors’ Company, or FIC.  An FIC eligible for benefits is essentially a company with a level of foreign investment, as defined in the Investment Law, of more than 25%.  The level of foreign investment is measured as the percentage of rights in the company (in terms of shares, rights to profits, voting and appointment of directors), and of combined share and loan capital, that are owned, directly or indirectly, by persons who are not residents of Israel. The determination as to whether or not a company qualifies as an FIC is made on an annual basis. An FIC that has an Approved Enterprise program will be eligible for an extension of the period during which it is entitled to tax benefits under its Approved Enterprise status (so that the benefit periods may be up to ten years) and for further tax benefits if the level of foreign investment exceeds 49%. If a company that has an Approved Enterprise program is a wholly owned subsidiary of another company, then the percentage of foreign investment is determined based on the percentage of foreign investment in the parent company.

The tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

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

In addition, dividends paid out of income generated by an Approved Enterprise (or out of dividends received from a company whose income is generated by an Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at the lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at the lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

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

Dividends paid out of income derived by a Benefited Enterprise (or out of dividends received from a company whose income is derived from a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income derived from a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to a qualified FIC, in which case the 12-year limit does not apply. A company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income derived by its Benefited Enterprise during the tax exemption period will be subject to corporate tax at a rate otherwise applicable to the company in the year the income was earned (i.e. 25%, or lower in the case of an FIC which is at least 49% owned by non-Israeli residents) on an amount consisting of such divided amount, grossed up by the otherwise applicable corporate tax rate. Such company may also be required to record a deferred tax liability with respect to such tax-exempt income prior to its distribution.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011 and 25% in 2012), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should have been made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

As we are no longer eligible for any benefits under our previous Approved Enterprises, in early May 2011 we informed the Israeli Tax Authority that we opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

Law for the Encouragement of Industrial Research and Development, 5744-1984

Under the Law for the Encouragement of Industrial Research and Development, 5744- 1984, or the Research Law, and the regulations promulgated thereunder, research and development programs approved by the Research Committee of the Office of the Chief Scientist, or the Research Committee, are eligible for grants or loans if they meet certain criteria, in return for the payment of royalties from revenues derived from products incorporating know-how developed within the framework of each such program or derived from such program (including ancillary services in connection with such program).  Once a project is approved, the Office of the Chief Scientist of Israel, or the OCS, will award grants of up to 50% of the project’s expenditures in return for royalties, usually at rates between 3% to 5% of sales of products developed with such grants, usually up to an aggregate of 100% (for programs funded prior to 1994, 100% to 150%) of the dollar-linked value of the total grants received in respect of such program (or, for grants received on or after January 1, 1999, until 100% of the dollar value plus LIBOR interest is repaid).

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

Israeli Resident Individuals

Capital Gains

Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, whether listed on a stock market or not, was 20%.  However, if such shareholder was considered a “substantial shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, inter-alia, the right to receive company profits, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director)) at the time of sale or at any time during the preceding 12-month period, such gain was to be taxed at the rate of 25%.  Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 45% in 2011, and up to 48% in 2012).

Notwithstanding the foregoing, pursuant to the Tax Burden Law, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale).  With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Dividend Income

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at 20%, or 25% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period.  Pursuant to the Tax Burden Law, as of 2012, such tax rate is 25%, or 30% if the dividend recipient is a substantial shareholder at the time of distribution or at any time during the preceding 12-month period. However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after that period. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations

Capital Gains

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate.  As described in “General Corporate Tax Structure Applicable to Our Company” above in this Item 10, recent changes in the law abolished the scheduled progressive reduction of the corporate tax rate and set the corporate tax rate at 25% from 2012 and onwards.

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

Non-Israeli residents

Capital Gains

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel, unless a tax treaty between Israel and the seller’s country of residence provides otherwise.  As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (24% in 2011 and 25% in 2012) if generated by a company, or at the rate of 20% in 2011 (25% in 2012)/ 25% in 2011 (30% in 2012) if generated by an individual from an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 45% for an individual in 2011).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel provided, inter-alia, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange outside of Israel, and (iii) such shareholders are not subject to the Inflationary Adjustments Law.  However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (a) has a controlling interest of 25% or more in such non-Israeli corporation, or (b) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

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

Any of the purchaser, an Israeli stockbroker effecting the transaction, or the financial institution through which the sold, traded securities are held, are obligated, subject to any of the above-described exemptions and the demonstration of a shareholder regarding his, her or its foreign residency, to withhold tax upon the sale of securities from the Real Capital Gain derived from the sale of shares publicly traded in a stock exchange or the gross consideration paid in such sale, as applicable, at the rate of 25%.

Dividend Income

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on non-publicly traded shares at the rate of 20% in 2011, or 25% in 2012 (25% in 2011 or 30% in 2012 if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax will be withheld at source, unless a different rate is provided under an applicable tax treaty.  Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 20% in 2011, or 25% in 2012, so long as the shares are registered with a Nominee Company  (whether the recipient is a substantial shareholder or not), unless a different rate is provided under an applicable tax treaty.  However, distribution of dividends attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise to non-Israeli residents (either individuals or corporations) is subject to withholding tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by our Preferred Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend, is 12.5%, provided that not more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends generated by an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

As of December 31, 2011, we had currency exchange forward transactions to sell $6.1 million for a total amount of NIS 22.5 million until December 27, 2012.  As of March 31, 2012, we had currency exchange forward transactions to sell $4.09 million for a total amount of NIS 15.06 million until December 31, 2012.

Interest Rate Risks

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio.  As of December 31, 2011, we had financial assets totaling approximately $11.8 million, comprised of cash and bank deposits, all of which may be considered fixed rate financial assets.  Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings would be negligible, holding other variables constant.

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

Our Subsidiaries - We operate internationally, and our subsidiaries in Germany and Italy conduct their respective operations in Euros.  This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $1.36 million.

Our Resellers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our Resellers in countries whose currency is linked to the Euro.  Our revenues from these Resellers are therefore exposed to exchange rate differences between the Euro and the United States dollar.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these Resellers of approximately $155 thousand.

During the first eight months of 2011 (through August 2011), the Euro appreciated relative to the U.S. dollar by approximately 8%, with the exchange rate rising from 1.34 U.S. dollars per one Euro at the start of 2011 to approximately 1.44 U.S. dollars per Euro as of late August 2011.  However, commencing in September 2011, market fears concerning the ongoing financial crisis in various countries of the European Union caused a reversal of that trend, which caused exchange rates between the Euro and U.S. dollar to return by year-end to their approximate levels at the start of 2011 and to decrease even further at the start of 2012.  Further depreciation of the Euro relative to the U.S. dollar would have an adverse impact on our U.S. dollar denominated financial results.  See “Item 3— Key Information— Risk Factors” for a discussion of the risks to us arising from this possibility.

Because of our international operations, changes in exchange rates against the U.S. dollar have and could continue to have a significant effect on our results of operations.  In addition, local economic conditions or currency fluctuations could cause customers to decrease or cancel orders or default on payment.

Expenses in New Israeli Shekels

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.  The inflation rate in Israel was 2.2%, 2.7% and 3.9% in 2011, 2010 and 2009, respectively. The appreciation (devaluation) of the NIS against the U.S. dollar (calculated based on the average representative exchange rate for each such year relative to the previous year, as published by the Bank of Israel) amounted to 4.1%, 4.9% and (9.4)% in 2011, 2010 and 2009, respectively.  Assuming a 10% appreciation of the NIS against the U.S. dollar, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $0.9 million, excluding the effect of our hedging transactions.

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

Not Applicable.

PART II

Item 13.                   Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.                   Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.                  Controls and Procedures.

(a) Disclosure Controls and Procedures – Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2011.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2011.

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

Our management, with the participation of our principal executive and principal financial officers, assessed our internal control over financial reporting as of December 31, 2011.  Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, our management has concluded that, as of December 31, 2011, our internal control over financial reporting is effective.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control Over Financial Reporting – Based on the evaluation conducted by our management, with the participation of our principal executive and principal financial officers, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us in accordance with the regulations of the SEC.  No such amendment has been adopted, nor waiver provided, by us during the fiscal year ended December 31, 2011.

Item 16C.                Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2010 and 2011 were $71,000 and $81,000, respectively.

Audit-Related Fees

We incurred no fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2010 and 2011 (aside from the fees included under “Audit Fees” above).

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2010 and 2011 were $20,000 and $0, respectively, which, in 2010, related to a transfer pricing study for our German subsidiary and to assistance that was provided to us for a tax assessment process that was held in Germany.

All Other Fees

In 2010 and 2011, there were no fees billed for additional professional services rendered to us by our principal accountants, other than for services described in the above categories.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

The audit committee of our board of directors is responsible for the oversight of our independent accountants’ work.  The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent accountants, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.  These services may include audit services, audit-related services, tax services and other services, as described above.  Our audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, our independent accountants and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.  Such fees for 2010 and 2011 were pre-approved by the audit committee in accordance with these procedures, including a $1,800 amount that was pre-approved by the audit committee in 2010 for consulting on a tax assessment in Germany, and $15,000 for a transfer pricing study for our German subsidiary, and a $4,000 amount that was approved in  2011 for a review of our first half 2011 financial statements that was required in relation to the dividend we paid in September 2011, and $5,200 for tax consulting related to our application to the court for a cash distribution of up to $10 million to our shareholders.

In April 2011, our shareholders approved the engagement of Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu, as our independent auditors for the fiscal year ended December 31, 2011 and until the next annual shareholder meeting.  Such approval followed the pre-approval by our board of directors and audit committee of such engagement (in the case of the audit committee, as described above).

Item 16D.                Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E.                 Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On June 4, 2008, we announced that our board of directors had approved the use of up to $1 million of our available cash to repurchase our Ordinary Shares.  Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors.  Such purchases were to be made in accordance with the requirements of U.S. securities laws.  For portions of the authorized repurchase amount, we entered into plans that were compliant with Rule 10b5-1 and Rule 10b-18 under the Exchange Act that were designed to facilitate such purchases.  The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  In August 2010, we suspended repurchases under this program, and did not make any further repurchases during all of 2011.  We may continue repurchases under this program once again at any time in the future.

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

We have chosen not to comply with NASDAQ Listing Rules 5605(e)(2) (requiring companies to adopt a formal written charter or board resolution addressing the company’s board nominations process), 5605(b)(1) (requiring a majority of the board of directors to be comprised of independent directors) and 5605(b)(2) (requiring regularly scheduled “executive” meetings of a listed company’s independent directors).  Under Israeli law, the board nominations process is conducted by the full board of directors.  Similarly, under Israeli law, all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors.  Furthermore, under Israeli law, the board of directors needs to include external directors (as described in “Item 6— Directors, Senior Management and Employees— Board of Directors— External Directors”) but independent, unaffiliated or external directors do not need to comprise a majority of the board.  In addition, we do not intend to comply (if and when the events underlying such rule become relevant) with the NASDAQ listing requirement for shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (NASDAQ Listing Rule 5635(c)), which matter is not subject to shareholder approval under Israeli law and practice.

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

As opposed to the Listing Rules of NASDAQ that require listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website.  In addition, we make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website) and will only mail such report to shareholders upon request.

PART III
Item 17.                   Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.                   Financial Statements.

See pages F-1 through F-32 appended hereto.

Item 19.                   Exhibits.

1.1	Amended and Restated Articles of Association of Cimatron Ltd.*

4.1	Services Agreement by and between Cimatron Ltd and DBSI Investments Ltd. (“DBSI”), as assignee of Zeevi Computers and Technology Ltd.**

4.2	Registration Rights Agreement, dated June 3, 2007, by and among Cimatron Ltd., 3Kotek 2 B.V. (as successor in interest to Koonras Technologies Ltd.) and DBSI Investments Ltd.***

4.3	Registration Rights Agreement, dated December 31, 2007, by and between Cimatron Ltd. and William F. Gibbs.****

4.4	Employment Agreement, dated as of January 2, 2008, by and between William F. Gibbs and Cimatron Gibbs LLC (formerly known as Nortamic LLC).*****

8.1	List of Cimatron Ltd. Subsidiaries.

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act.

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

Date: April 30, 2012

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2011

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd. ("the Company") and its subsidiaries as of December 31, 2011 and 2010 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We didn't audit the financial statements of a subsidiary, which statements reflect total assets constituting 11% and 9% of consolidated total assets as of December 31, 2011 and 2010, respectively, and total revenues constituting 30%, 30% and 28% of consolidated revenues for the years ended December 31, 2011, 2010 and 2009 respectively.
Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditor provide a reasonable basis for our opinion.

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2011 and 2010 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 26, 2012

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 1	2 0 1 0
ASSETS

Current assets
Cash and cash equivalents		$11,787	$10,221
Trade accounts receivable, net of allowance for doubtful accounts of $964 and $983 as of December 31, 2011 and 2010 respectively	3	5,840	5,708
Other accounts receivable and prepaid expenses	4	1,264	2,084
Inventory		188	191
Total current assets		19,079	18,204

Deposits with insurance companies and severance pay funds	7	3,069	3,279

Property and equipment	5
Cost		9,845	9,773
Less - accumulated depreciation		8,836	8,824
Property and equipment, net		1,009	949

Other assets
Goodwill, net		8,998	9,112
Other Intangible Assets		2,367	3,357
Total other assets		11,365	12,469
Total assets		34,522	34,901

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data) (cont)

		December 31,
	Note	2 0 1 1	2 0 1 0

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit		$87	$99
Related parties		144	150
Trade payables		1,072	1,685
Other liabilities and accrued expenses	6	8,904	8,110
Deferred revenues		2,403	2,275
Total current liabilities		12,610	12,319

Long-term liabilities
Accrued severance pay	7	4,135	4,297
Long term loan		6	98
Deferred tax liability		639	1,002
		4,780	5,397

Contingent liabilities and commitments	8	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	9
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding - 9,907,948 shares at December 31, 2011 and 9,567,198 at December 31, 2010)		313	304
Additional paid-in capital and other capital surplus		18,999	18,275
Accumulated deficit		(851)	(303)
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments		(267)	(626)
Unrealized gain on other intangible assets and goodwill		98	207
Unrealized gain (loss) on derivative instruments		(277)	154
		18,015	18,011
Treasury stock, at cost; 607,956 shares at December 31, 2011 and 2010		(752)	(752)
Total Cimatron Ltd. shareholders’ equity		17,263	17,259

Non controlling interest		(131)	(74)
Total equity		17,132	17,185

Total liabilities and shareholders’ equity		$34,522	$34,901

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 1 1	2 0 1 0	2 0 0 9

Revenues:	12a
Products		$18,177	$15,994	$13,191
Maintenance and Services		22,537	20,080	19,766
Total		40,714	36,074	32,957

Cost of revenues	12b
Products		3,769	4,320	4,567
Services		1,614	1,556	1,619
Total		5,383	5,876	6,186

Gross profit		35,331	30,198	26,771

Research and development expenses, net		6,739	6,014	5,736

Selling, general and administrative expenses	12c	24,453	22,053	21,992

Operating income (loss)		4,139	2,131	(957)

Financial income (expenses), net		(195)	97	19
Other expenses		(6)	(6)	(41)

Income (loss) before income taxes		3,938	2,222	(979)

Income taxes	10	(1,327)	(657)	949

Net income (loss) after income taxes		2,611	1,565	(30)

Less: Net loss attributable to the non controlling interest		57	26	44

Net income attributable to Cimatron's shareholders		$2,668	$1,591	$14

Net Income per share (basic and diluted)		$0.29	$0.18	$0.00

Weighted average number of shares outstanding
Basic earnings per share		9,252	9,000	9,156

Diluted earnings per share		9,292	9,000	9,156

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2008	(4)	304	18,131	65	(1,908)	(389)		16,199

Changes during the year ended December 31, 2009:
Net Income (loss)	(44)				14		(30)	(30)
Investment in treasury stock						(153)		(153)
Unrealized loss on derivative instruments				(81)			(81)	(81)
Foreign currency translation adjustment				91			91	91
Stock option compensation			73					73
Total comprehensive income
Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)	$(20)	$16,099

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2009	(48)	304	18,204	75	(1,894)	(542)		16,099

Changes during the year ended December 31, 2010:
Net Income (loss)	(26)				1,591		1,565	1,565
Investment in treasury stock						(210)		(210)
Unrealized loss on derivative instruments				(79)			(79)	(79)
Unrealized gain on other intangible assets and goodwill				207			207	207
Foreign currency translation adjustment				(468)			(468)	(468)
Exercise of stock options		-	11					11
Stock option compensation			60					60
Total comprehensive income
Balance at December 31, 2010	(74)	304	18,275	(265)	(303)	(752)	1,225	17,185

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

				Accumulated	Retained
	Non-		Additional	other	earnings			Total
	controlling	Share	paid-in	comprehensive	(accumulated	Treasury	Comprehensive	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	income (loss)	equity

Balance at December 31, 2010	(74)	304	18,275	(265)	(303)	(752)		17,185

Changes during the year ended December 31, 2011:
Net Income (loss)	(57)				2,668		2,611	2,611
Cash dividend paid					(3,216)			(3,216)
Unrealized loss on derivative instruments				(431)			(431)	(431)
Unrealized gain on other intangible assets and goodwill				(109)			(109)	(109)
Foreign currency translation adjustment				359			359	359
Exercise of stock options		9	724					733
Total comprehensive income
Balance at December 31, 2011	(131)	313	18,999	(446)	(851)	(752)	2,430	17,132

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

CASH FLOWS - OPERATING ACTIVITIES
Net Income (loss)	$2,611	$1,565	$(30)

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,376	1,512	1,575
Increase (decrease) in accrued severance pay	(135)	228	138
Loss from sale of property and equipment, net	-	8	-
Stock options compensation	-	60	73
Loss on disposal of closure of sites	-	-	43
Deferred taxes, net	504	406	(984)

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(222)	(583)	1,854
Decrease (increase) in inventory	(2)	13	(15)
Decrease (increase) in deposits with insurance companies
and severance pay fund	210	(344)	(216)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	228	1,908	(1,164)
Net cash provided by operating activities	4,570	4,773	1,274

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(428)	(384)	(262)
Cash disposal related to closure of sites	-	-	(46)
Net cash used in investing activities	(428)	(384)	(308)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(10)	(340)	301
Long-term bank credit	(87)	(98)	(104)
Proceeds from issuance of shares upon exercise of options	733	11	-
Cash dividend paid	(3,216)	-	-
Investment in treasury stock	-	(210)	(153)
Net cash used in (provided by) financing activities	(2,580)	(637)	44

Effect of exchange rate changes on cash	4	(215)	(53)
Net increase in cash and cash equivalents	1,562	3,752	1,010
Cash and cash equivalents at beginning of year	10,221	6,684	5,727
Cash and cash equivalents at end of year	11,787	10,221	6,684
Supplemental information:
Cash paid during the year for income taxes	$755	$80	$92

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Appendix B - Non-cash transactions

Purchase of property on credit	$19	$68	$10

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

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2011 the Company had no investment in marketable securities.

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

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is subject to an annual test for impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No write-offs were recorded during 2011, 2010 and 2009.

During 2011, 2010 and 2009, the Company amortized approximately $990,000, $984,000 and $988,000 respectively.

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

There were no option grants in 2011 ,2010 and 2009.

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

The Company accounts for income taxes in accordance with ASC 740, “Income Taxes”. This topic prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities. Deferred taxes are computed based on the tax rates anticipated (under applicable law as of the balance sheet date) to be in effect when the deferred taxes are expected to be paid or realized.

The Company evaluates the realizability of the Company's its deferred tax assets for each jurisdiction in which it operates at each reporting date, and establish valuation allowances when it is more likely than not that all or a portion of our deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance.

The Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the Company’s financial statements, represent unrecognized income tax benefits, which the Company either record as a liability or as a reduction of deferred tax assets. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

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

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2011 and 2010 were $(277) and $154, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2    -     SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

On June 16, 2011, the FASB issued ASU 2011-05,1 which revises the manner in which entities present comprehensive income in their financial statements. The new guidance removes the presentation options in ASC 2202 and requires entities to report components of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. Under the two-statement approach, the first statement would include components of net income, which is consistent with the income statement format used today, and the second statement would include components of other comprehensive income (OCI). The ASU does not change the items that must be reported in OCI.

On September 15, 2011, the FASB issued ASU 2011-08,1 which amends the guidance in ASC 350-202 on testing goodwill for impairment. Under the revised guidance, entities testing goodwill for impairment have the option of performing a qualitative assessment before calculating the fair value of the reporting unit (i.e., step 1 of the goodwill impairment test). If entities determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required. The ASU does not change how goodwill is calculated or assigned to reporting units, nor does it revise the requirement to test goodwill annually for impairment. In addition, the ASU does not amend the requirement to test goodwill for impairment between annual tests if events or circumstances warrant; however, it does revise the examples of events and circumstances that an entity should consider.

On December 23, 2011, the FASB issued ASU 2011-12, which defers certain provisions of ASU 2011-05. One of ASU 2011-05’s provisions required entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement in which net income is presented and the statement in which other comprehensive income is presented (for both interim and annual financial statements). Accordingly, this requirement is indefinitely deferred by ASU 2011-12 and will be further deliberated by the FASB at a future date. The new ASU is in response to constituents' concerns about whether the requirements under ASU 2011-05 for the presentation of reclassification adjustments were operational.

The FASB also decided that during the deferral period, entities would be required to comply with all existing requirements for reclassification adjustments in ASC 220, which indicates that "an entity may display reclassification adjustments on the face of the financial statement in which comprehensive income is reported, or it may disclose reclassification adjustments in the notes to the financial statements."

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3      -   TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 1	2 0 1 0

Accounts receivable	6,804	6,691
Less - allowance for doubtful accounts	(964)	(983)
	5,840	5,708

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Allowance for doubtful accounts at beginning of year	$983	$1,404	$1,319
Provision	156	(307)	260
Translation adjustments	(1)	(1)	(1)
Accounts receivable written off	(174)	(113)	(174)
Allowance for doubtful accounts at end of year	964	983	1,404

NOTE 4      -   OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 1	2 0 1 0

Prepaid expenses	$312	$257
Deferred tax asset	50	917
Derivative instruments	-	154
Government institutions	704	516
Other	198	240
	$1,264	$2,084

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5      -   PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 1	2 0 1 0
Cost:
Computers and software	6,819	6,614
Office furniture and equipment	2,297	2,428
Vehicles	143	147
Leasehold improvements	586	584
	9,845	9,773
Accumulated depreciation:
Computers and software	5,975	5,875
Office furniture and equipment	2,165	2,260
Vehicles	131	128
Leasehold improvements	565	561
	8,836	8,824
Property and equipment, net	1,009	949

NOTE 6      -   OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 1	2 0 1 0

Employees and related liabilities	$2,569	$2,289
Accrued expenses	1,892	1,969
Accrued royalties	2,967	2,983
Taxes to government institutions	836	506
Derivative instruments	277	-
Deferred tax liability	363	363
	$8,904	$8,110

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7     -   ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

NOTE 8     -   CONTINGENT LIABILITIES AND COMMITMENTS

A.
In consideration of grants by the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel (the “Chief Scientist”), the Company is obligated to pay the Chief Scientist, in respect of awarded grants, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% (150% for certain grants) of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believes that the majority of products that it has sold since January 1, 2005 are not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company has accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $3,000, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. The Company's contingent liability to the Chief Scientist in respect of such grants as of December 31, 2011 is approximately $2,000, and the company does not intend to further accrue for royalty expenses in its financial statements, as it believes that the chances for actual payments above the amounts already accrued are remote.

B.	Regarding commitments in respect of the Company's approved enterprises see Note 10.A.

C.
In consideration of grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade (the “Fund”), the Company is obligated to pay the Fund royalties amounting to 3% to 4% of the Company's incremental exports, up to a maximum of 100% of the grants received.

The Company's contingent liability to the Fund as of December 31, 2011 is $558, contingent upon the Company’s incremental exports.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8      -   CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $1,224, until December 31, 2013.

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2011, 2010 and 2009 were approximately $1,194, $1,187, and $1,180, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2011. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $929 as of December 31, 2011.

Future minimum lease commitments under the Company's operating leases as of December 31, 2011 are as follows:

Year ended December 31,
2012	1,867
2013	1,598
2014	1,637
2015	1,376
2016 and thereafter	1,072
7,550

NOTE 9      -   SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are traded in the United States and are listed on the Nasdaq Capital Market.

B.	Share Option Plans

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9      -   SHAREHOLDERS’ EQUITY (Cont.)

B.	Share Option Plans (Cont.)

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

In August 2003 the Board approved the grant of options to purchase 150,000 of the Company’s shares at a price of $2.50 per share to two officers of the Company under the 1998 Share Option Plan. These options became exercisable commencing one year after the date of grant at a rate of 25%-33.3% per year, subject to the continued employment of the officers. No such options were outstanding at December 31, 2011. As of December 31, 2011, no other options were outstanding under the 1998 Share Option Plan. In addition, no shares are reserved for future issuances under that plan, as such reserve has been previously transferred into the 2004 Share Option Plan (as defined below).

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

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 21,405 options from such grants were outstanding at December 31, 2011.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in  August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2011, 5,000 options from such grants were outstanding.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9      -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, ,also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2011, an aggregate of 31,500  options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from the 1998 Share Option Plan to the 2004 Share Option Plan for future grants.

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2011 options to purchase 641,917  of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2011, 2010 and 2009, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 1		2 0 1 0		2 0 0 9
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	400,655	$2.21	452,656	$2.21	469,156	$2.22
Granted	-	-	-	-	-	-
Exercised	(340,750)	$2.15	(6,500)	$1.75	-	-
Cancelled	-	-	(45,501)	$2.26	(16,500)	$2.32
Outstanding at year end	59,905	$2.56	400,655	$2.21	452,656	$2.21
Options exercisable at year end	59,905	$2.56	392,738	$2.20	404,739	$2.54
Weighted average fair value
of options granted
during the year	-		-		-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9     -   SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2011	Weighted average exercise price
$2.2 - $2.78	59,905	1.78	$2.56	59,905	$2.56

The following table summarizes information about stock options outstanding at December 31, 2010:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2010	Weighted average exercise price

$1.75 - $2.78	400,655	2.15	$2.21	392,738	$2.20

NOTE 10  -     INCOME TAXES

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (Cont.)

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

On May 12, 2011 and August 4, 2011, the Company declared special cash dividends of NIS 0.45 and NIS 0.80, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. The company believes that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

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

In January 6, 2011 an amendment to the Investment Law was published. The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  A Preferred Company is defined as either (i) a company incorporated in Israel and not fully owned by a governmental entity or (ii) a limited partnership (a) that was registered under the Israeli Partnerships Ordinance and (b) all limited partners of which are companies incorporated in Israel, but not all of them are governmental entities, which, in the case of the company and companies referenced in clauses (i) and (ii)(b), have, among other things, Preferred Enterprise status and are controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income derived by its Preferred Enterprise in 2011-2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate will be reduced to 12.5% and 7%, respectively, in 2013-2014 and to 12% and 6% in 2015 and thereafter, respectively.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rates of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax will be withheld.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 1    -     INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that: (i)terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, while the 25% tax rate applied to income derived by an Approved Enterprise during the benefit period will be replaced with the regular corporate income tax rate (24% in 2011), unless a request is made to apply the provisions of the Investment Law as amended in 2011 with respect to income to be derived as of January 1, 2011 (such request should be made by way of an application to the Israeli Tax Authority by June 30, 2011 and may not be withdrawn); and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met.  However, a company that has such an Approved Enterprise can file a request with the Israeli Tax Authority, according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law, as amended in 2011; and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met, or file a request with the Israeli Tax Authority according to which its income derived as of January 1, 2011 will be subject to the provisions of the Investment Law as amended in 2011.

As the Company is no longer eligible for any benefits under its previous Approved Enterprises, in early May 2011 the Company informed the Israeli Tax Authority that it opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

B.	Current income taxes.

The Company's current income tax liability in 2011, 2010 and 2009, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Income (loss) before taxes on income:
Domestic (Israel)	$646	$127	$(2,075)
Foreign	3,292	2,095	1,096
	3,938	2,222	(979)
Income (loss) on taxes:
Deferred taxes	(504)	(347)	984
Current taxes	(823)	(310)	(35)
	$(1,327)	$(657)	$949

C.	Deferred income taxes

The corporate tax rate in Israel is as follows: 2008 - 27%, 2009 - 26%, 2010 - 25%, 2011 - 24%.

In July 23, 2009 the Israeli Parliament (Knesset) passed the Economic Efficiency Law (Legislative Amendments for implementation of the economic plan for 2009 and 2010) of 2009 which defines, inter alia, further gradual reductions of corporate tax rates and real capital gains tax, in Israel, starting in 2011, to the following rates: 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and in 2016 and onwards - 18%. Such tax reductions have no significant impact on the Company's financial statements.

On September 26, 2011 the Social-Economic Reform Committee headed by Professor Manuel Trajtenberg published a report with its recommendations. Consequently, on  December 6, 2011, the Law for Change in the Tax Burden (Legislative Amendments), based on the recommendations in the Tax Section of that report, was published, after being approved in a third reading in the Knesset.

The main changes of the new law regarding corporate income taxes are as follows:

1.	Cancellation of the planned gradual reduction of income taxes and corporate income taxes commencing in 2012.
2.	Increase of the corporate income tax rate to 25% in 2012.
3.	Increase of the capital gains tax rate to 25%.

Such tax rate changes have no significant impact on the Company's financial statements.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

C.	Deferred income taxes (Cont.)

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 1	2 0 1 0

Deferred tax assets:
Loss carryforwards	$1,521	$2,592
Other reserve and allowances	49	35
Total deferred tax assets	1,570	2,627
Valuation allowance	(1,520)	(1,710)
	$50	$917
Deferred tax liabilities:
Intangible assets	$(1,002)	$(1,365)
Total deferred tax liabilities	(1,002)	(1,365)
Total deferred tax assets (liabilities), net	$(952)	$(448)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from net operating loss carry forwards in Israel. Management currently believes that it is more likely than not that those deferred tax assets will not be utilized in the foreseeable future.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

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

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Income (loss) before income taxes as reported
in the consolidated statements of operations	$3,938	$2,222	$(979)

Income taxes under statutory tax rate	1,257	907	(180)

Increase (decrease) in taxes:

Decrease in valuation allowance	(190)	(240)	(850)
Increase in taxes resulting from permanent differences and non deductible expenses	204	307	137
Tax in respect of prior years	-	(243)	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	56	(67)	(87)
Other	-	(7)	31
Income taxes in the statements
of operations	$1,327	$657	$(949)

*
Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

The following reconciliation summarizes the Company's total gross unrecognized tax benefits:

Year ended
December 31,
2 0 1 1

Balance at January 1, 2011	$367
Gross change tax positions of current period	325
Gross change for tax positions of prior year	(148)
Balance at December 31, 2011	$544

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10  -     INCOME TAXES (cont.)

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.
The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2007.
The Company's subsidiary in Italy has been issued final assessments by the Italian tax authorities through the tax year ended December 31, 2007.

NOTE 11 -      TRANSACTIONS WITH RELATED PARTIES

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

B.
The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Management fees	$520	$489	$452

C.
Prior to the Company’s merger with Gibbs System Inc. (Gibbs), Gibbs leased office space in Moonpark, California from a limited liability corporation controlled by Mr. William F. Gibbs. In connection with the merger in 2008, the lease was assigned to the Company, as a result of which the Company leases the space from that limited liability corporation.  At the time of the assignment of the lease, the Company entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for the Company to extend the lease for an additional five years. Also, as a result of the lease amendment, the rent that the Company is obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month).

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -      SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2011, 2010 and 2009:

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Revenue by geographical region:
Israel	$979	$977	$954
Germany	9,860	8,300	8,232
Italy	6,797	6,473	7,204
Rest of Europe	3,438	2,978	2,358
Far East	6,050	5,729	4,790
USA	11,187	9,172	7,914
Rest of North America	1,659	1,743	1,105
Others	744	702	400
	$40,714	$36,074	$32,957
Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Hardware and software	$3,073	$3,505	$3,488
Salaries and employee benefits	1,084	1,118	1,052
Amortization of capitalized software development cost	-	39	39
Royalties to the Chief Scientist	-	89	347
Amortization of other intangible assets	588	588	588
Depreciation	9	9	11
Other	632	522	676
	5,386	5,870	6,201
Decrease (increase) in inventory	(3)	6	(15)
	$5,383	$5,876	$6,186

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -      SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 1	2 0 1 0	2 0 0 9

Marketing costs	$1,167	$1,019	$1,190
Selling expenses	18,135	16,378	15,904
General and administrative expenses	4,535	3,970	4,156
Amortization of other intangible assets	392	396	395
Depreciation	224	290	347
	$24,453	$22,053	$21,992

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheet of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2011 and 2010, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California
February 7, 2012