Form 20-F
period 2012-12-31
CIMATRON LTD
filed 2013-04-30
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.............................

For the transition period from ____________ to ______________

Commission file number 000-27974

CIMATRON LTD.
(Exact name of Registrant as specified in its charter)

Israel
(Jurisdiction of incorporation or organization)

11 Gush Etzion St.
 Givat Shmuel 54030, Israel
 (Address of principal executive offices)

Ilan Erez
11 Gush Etzion St.,
 Givat Shmuel 54030, Israel
Telephone +972-73-237-0114
Facsimile: +972-73-237-0115
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

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

9,340,992  Ordinary Shares, par value NIS 0.10 per share

Indicate by check mark if the registrant is a well known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

 Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐    Accelerated filer: ☐    Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued ☐	Other ☐
by the International Accounting Standards Board

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐    No ☒

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information included or incorporated by reference in this annual report on Form 20-F may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

•	the overall global economic environment;

•	the impact of competition and new technologies;

•	general market, political and economic conditions in the countries in which we operate;

•	projected capital expenditures and liquidity;

•	changes in our strategy;

•	government regulations and approvals;

•	changes in customers’ budgeting priorities;

•	litigation and regulatory proceedings; and

•
those factors referred to in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects”, as well as in this annual report generally.

Readers are urged to carefully review and consider the various disclosures made throughout this annual report, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects.

Any forward-looking statements in this annual report are made as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

USE OF TRADE NAMES

Unless the context otherwise indicates or requires, “Cimatron,” “Gibbs,” “CimatronE,” “GibbsCAM,” “Microsystem” and all product names and trade names used by us in this annual report are our trademarks and service marks, which may be registered in certain jurisdictions. Although we have omitted the “®” and “TM” trademark designations for such marks in this annual report, all rights to such trademarks and service marks are nevertheless reserved. Furthermore, the “Cimatron” and “GibbsCAM” design logos are our property. This annual report contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ tradenames, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•	references to “Cimatron,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to Cimatron Limited and its consolidated subsidiaries;

•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, nominal value NIS 0.01 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “€”are to the Euro, the official currency of the Eurozone in the European Union

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “articles” are to our Articles of Association, as amended;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

Item 1.    Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.    Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.    Key Information.

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and are presented in U.S. dollars.  The selected historical consolidated financial information as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, 2011 and 2010 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2010, 2009 and 2008 and for each of the years ended December 31, 2009 and 2008 have been derived from our audited financial statements not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2012	2011	2010	2009	2008
	(In thousands of US$, except per share data)
Consolidated Statement of Income Data:
Revenue:
Products	19,120	18,177	15,994	13,191	20,066
Services	23,194	22,537	20,080	19,766	20,909
Total	42,314	40,714	36,074	32,957	40,975

Cost of revenue:
Products	3,483	3,769	4,320	4,567	5,725
Services	1,609	1,614	1,556	1,619	2,044
Total	5,092	5,383	5,876	6,186	7,769
Gross profit	37,222	35,331	30,198	26,771	33,206
Research and development costs, net	7,001	6,739	6,014	5,736	6,930
Selling, general and
administrative expenses	24,677	24,453	22,053	21,992	25,750
Operating profit (loss)	5,544	4,139	2,131	(957)	526
Financial income (expenses), net	(35)	(195)	97	19	(80)
Other income (expenses)	(30)	(6)	(6)	(41)	-
Income (loss) before taxes	5,479	3,938	2,222	(979)	446
Taxes on income	(1,770)	(1,327)	(657)	949	237
Income (loss) after income taxes	3,709	2,611	1,565	(30)	683
Less: Net loss (gain) attributable to the noncontrolling interest	(10)	57	26	44	41
Net income attributable to Cimatron’s shareholders	3,699	2,668	1,591	14	724
Net income (loss) per share	0.40	0.29	0.18	0.00	0.08
Weighted average number of shares outstanding	9,323	9,252	9,000	9,156	9,341

	As of December 31,
	2012	2011	2010	2009	2008
	(In thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	11,903	11,787	10,221	6,684	5,727
Working capital	8,523	6,469	5,885	4,506	3,816
Total assets	34,410	34,522	34,901	32,680	33,870
Total liabilities	15,945	17,390	17,716	16,581	17,671
Shareholders’ equity	18,465	17,132	17,185	16,099	16,199

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

The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  The manufacturing industry was particularly hard-hit by the global credit crisis in 2008 and 2009, as manufacturers found it very difficult to obtain the financing that they needed in order to make capital expenditures for new hardware to be used in their operations.  Because of the lack of financing for new hardware, manufacturers had lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware.  This rippling effect had a material adverse effect on our primary source of revenues towards the end of 2008 and through 2009, thereby impacting our operating results and overall financial condition in a material, negative manner. Although in 2010, 2011 and 2012 we saw a recovery from the crisis, we cannot assure you that such a crisis will not return, and if so, to what extent it would affect our revenues and profitability.

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

Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for their manufacturing activities.  We anticipate that this migration will continue.  In order to continue to compete in the CAD/CAM software industry, we will need to increase our penetration of these markets.  Many of those markets, including China, are characterized by lower prices and by higher usage of pirated copies of software products.  While those markets are also often much larger than a number of our traditional markets in Europe, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be materially adversely affected. We have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high end US and European markets, in which such migration is less prevalent. In more recent years we also benefited from a “re-shoring” trend in Europe and to a greater extent in the US, where manufacturers return part of their activities from low cost labor markets back to their home countries.

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

Many of our customers use oil-based products as an integral part of their manufacturing processes, including as components of their products.  Volatility in the cost of crude oil, which is subject to many economic and political factors that are beyond our customers’ control, has resulted in substantial global fluctuations in the price of oil-based products in the last couple of years. These fluctuations have caused and may continue to cause periodic increases or decreases in the operating expenses of our customers. To the extent that these customers accordingly increase or decrease their prices, demand for their products may fall or rise, thereby causing a great deal of variability in their ability and readiness to purchase our products.  In addition, in the case of a rise in oil prices and an accompanying rise in our customers’ expenses, as has been the case periodically over the course of the past couple of years, they may respond by exerting downward pressure on the prices that they are willing to pay for our products.  That, in turn, could have an adverse effect on our business and results of operations.

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

Although a majority of our revenues are denominated and paid in U.S. dollars, a significant portion are not so denominated and paid. Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue.  In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions.  In particular, while in 2012, the U.S. dollar depreciated in relation to the Euro by 2.0%, in 2011 and 2010, the U.S. dollar appreciated in relation to the Euro by 3.2% and 7.4%, respectively, due to the financial crises in several European Union countries, thereby adversely affecting the dollar-recorded value of our European-based sales and related revenues in those years, a trend that could return in 2013 or the future (all such changes reflect the change in the Euro-U.S. dollar exchange rate from the start to the conclusion of each such year). We may choose to limit this exposure by entering into hedging transactions.  However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations.  Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

As applied to our Israeli operations, where we incur a portion of our operating expenses, to the extent that the value of the New Israeli Shekel, or NIS, appreciates relative to the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected.  Although the NIS devalued against the U.S. dollar in 2012 by 7.8%, the NIS appreciated relative to the U.S. dollar by approximately 4.1% in 2011 and 4.9% in 2010 (based on the change in the average representative exchange rate over the course of each such year relative to the previous year).

Even if the NIS devalues relative to the U.S. dollar, the rate of inflation in Israel may exceed the rate of this devaluation or the timing of this devaluation may lag behind inflation in Israel.   The Israeli inflation  rate was approximately 1.6%, 2.2% and 2.7% in 2012, 2011 and 2010, respectively, thereby increasing the U.S. dollar- recorded cost of our operations in Israel in those years and compounding the impact of the appreciation of the NIS relative to the U.S. dollar in 2011 and 2010 (and minimizing the impact of the devaluation of the NIS relative to the U.S. dollar in 2012).

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products, such as the new versions of CimatronE and GibbsCAM (CimatronE 11 and GibbsCAM 2012, respectively) that we released in 2012, does not develop as quickly as we expect, our future revenues and profitability will be adversely affected.  Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline.  In addition, if a product that we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

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

As of April 15, 2013, DBSI Investments Ltd., or DBSI, beneficially owns approximately 19.81% of our outstanding ordinary shares.  Accordingly, DBSI has the ability to strongly influence the outcome of many matters submitted to a vote of our shareholders, including the election of members of our board of directors and approval of significant corporate transactions.  The concentration of ownership of our ordinary shares by DBSI could help to delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our ordinary shares that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our ordinary shares.  This concentration of ownership may also adversely affect our share price, especially if DBSI sells further substantial amounts of our ordinary shares under our currently effective resale registration statement on Form F-3.

We cannot assure you that we will continue to remain profitable on an annual or quarterly basis in the future.  Our inability to sustain our profitability would have an adverse impact on our share price following the period in which we would sustain a loss.

We had net income of approximately $3.7 million in 2012, an increase relative to net income of approximately $2.7 million in 2011 and of approximately $1.6 million in 2010.  Although our improved results primarily reflect a combination of the positive effects of cost-cutting measures implemented due to the global economic downturn, which we initiated in 2009, and a growth in sales of new licenses and overall revenue growth in 2010, 2011 and 2012, we cannot be certain that such trends will continue, or will enable us to achieve positive results, in the future.  We cannot assure you that we will remain profitable on an annual basis or avoid losses on a quarterly basis proceeding forward.  If we incur losses in any given period, that will likely have an adverse impact on the market price of our ordinary shares.

We may experience significant fluctuations in our quarterly results, which makes it difficult for investors to make reliable period-to-period comparisons and may contribute to volatility in the market price of our ordinary shares.

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

A substantial portion of our expenses, including most product development, selling and marketing expenses, must be incurred in advance of when revenue is generated. If our projected revenue does not meet our expectations, we are likely to experience a shortfall in our operating profit relative to our expectations, or, even an operating loss. As a result, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and that you should not rely on them as an indication for future performance. Also, our quarterly results of operations have, on separate occasions, been below the expectations of public market analysts and investors and the price of our ordinary shares subsequently decreased. If that would happen again in the future, the price of our ordinary shares would likely decrease again.

Our share price and trading volume have been volatile and may be volatile in the future and this could limit investors’ ability to sell shares at a profit and could limit our ability to successfully raise funds.

Since January 1, 2013 (through March 31, 2013), the closing price of our ordinary shares on NASDAQ has ranged from a low of $4.57 to a high of $11.65 and trading volume has been very volatile. The volatile price of our shares and the changing trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

—	negative global macroeconomic developments;

—	developments concerning our existing or new collaborations or license agreements;

—	successfully reaching certain developmental milestones;

—	failure to raise capital on the capital markets;

—	achievement or rejection of regulatory approvals by our collaborators or us;

—	announcements of technological innovations by industry participants;

—	developments concerning proprietary rights, including patents;

—	regulatory developments in the United States, Israel and other countries;

—	economic or other crises and other external factors;

—	delay or failure by us or our collaborators in initiating, completing or analyzing pre-clinical or clinical trials or the unsatisfactory design or results of these trials;

—	changes in financial estimates by securities analysts;

—	our need and ability to raise additional funds;

—	our inability to disclose the commercial terms of, or progress under, our collaborations;

—	our inability to show and accurately predict revenues; and

—	sales of our ordinary shares.

We are not and will not be able to control many of these factors, and we believe that period-to-period comparisons of our financial results will not necessarily be indicative of our future performance.

In addition, the stock market in general, and software and other hi-tech companies in particular, have experienced extreme price and volume fluctuations that may have been unrelated or disproportionate to the operating performance of individual companies. These broad market and industry factors may seriously harm the market price of our ordinary shares, regardless of our operating performance.

Furthermore, the market prices of equity securities of companies that have a significant presence in Israel may also be affected by the changing security situation in the Middle East and particularly in Israel. As a result, these companies may experience difficulties in raising additional financing required to effectively operate and grow their businesses. The volatility of the securities market in general, and our share price in particular, may affect our ability to raise additional financing in the future.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our ordinary shares.

We may issue additional ordinary shares. The issuance of any additional ordinary shares could be substantially dilutive to shareholders. The market price of our ordinary shares could decline as a result of sales of our ordinary shares made pursuant to a primary offering by our company or the perception that such future offering could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. In addition, our significant shareholders, DBSI and William F. Gibbs, may sell additional substantial amounts of our ordinary shares under our currently effective resale registration statement on Form F-3, which may affect the market price of our shares. Thus, our shareholders bear the risk of our or our large shareholders’ future offerings reducing the market price of our ordinary shares and (in the case of offerings by us) diluting their interests in us.

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

Our functional currency is the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation amounted to 2.7%, 2.2% and 1.6% for the years ended December 31, 2010, 2011 and 2012, respectively.

Security, political and economic instability in Israel may impede our ability to operate and harm our financial results.

Our principal executive offices and research and development facilities are located in Israel.  In addition, a portion of our sales is made to customers in Israel.  Accordingly, security, political and economic conditions in Israel may directly affect our business.  Over the past several decades, a number of armed conflicts have occurred between Israel and its Arab neighbors. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could affect adversely our operations.  From October 2000 until recently, terrorist violence in Israel increased significantly and negotiations between Israel and Palestinian representatives effectively ceased. In February 2006, Hamas, a radical Islamic organization, won the Palestinian Parliament elections. In July and August 2006, significant fighting took place between Israel and Hezbollah in Lebanon, resulting in rockets being fired from Lebanon into northern Israel.  In December 2008 and January 2009 and again in November 2012, there was an escalation in violence between Israel and Hamas, and significant hostilities along Israel’s border with the Gaza Strip.  Despite the cessation of such escalation, there can be no assurance that the relative calm that has been achieved will continue.  Increased hostilities, future armed conflicts, political developments in other states in the region, or continued or increased terrorism could make it more difficult for us to conduct our operations in Israel, which could increase our costs and adversely affect our financial results.

In particular, since December 2010, a wave of demonstrations and civil protests has been taking place throughout the Arab states of the Middle East and North Africa, which has so far resulted in regime change in several states, including Egypt, with whom Israel signed a peace treaty in 1979, and the weakening of the regime in Syria. It is uncertain what impact these changes may have on Israel's relations with its Arab neighbors, in general, or on our operations in the region, in particular. Were these changes to result in the establishment of new fundamentalist Islamic regimes or governments more hostile to Israel, or, for example, were the new Egyptian regime to abrogate its peace treaty with Israel, this could have serious consequences for the peace and stability in the region, place additional political, economic and military confines upon Israel and could materially adversely affect our operations and limit our ability to sell our products to countries in the region.

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

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits, and changed the conditions we had to meet in order to benefit from the programs, and there can be no assurance that the Israeli government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved Enterprises”  or “Privileged Enterprises,” our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

It may be difficult to effect service of process and enforce judgments against directors or officers in Israel.

We are incorporated in Israel.  The majority of our executive officers and directors are located outside of the United States, and a majority of our assets and the assets of these persons are located outside of the United States.  Therefore, a judgment obtained against us or any of them in the United States, including one based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court.  Further, if a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency.  It also may be difficult for you to assert U.S. securities law claims in original actions instituted in Israel, since Israel is not the most appropriate forum in which to bring such a claim.  In addition, even if an Israeli court agreed to hear such a claim, it may determine that Israeli law and not U.S. law is applicable to the claim.  If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact, which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

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

In early 2013, we started exploring new opportunities in the field of additive manufacturing, which is more popularly known as 3D printing. Over the last few years, some of our customers and business partners have increasingly started to use and apply this emerging technology to their manufacturing processes, and we are researching how we can better serve our customers and partners in this field. We are a software company, and as such, we are looking for ways to support this industry from the software side rather than getting involved in the hardware side of additive manufacturing, including machines or materials. We believe that additive manufacturing has great potential in areas of manufacturing, such as prototyping, conformal mold cooling or production of complex parts in small series. In early March 2013, our board of directors approved the establishment of a 3D printing advisory board, and named industry expert Terry Wohlers as its first member. The creation of this board, and Mr. Wohlers’ appointment to it, is aimed at accelerating our efforts in entering the additive and hybrid manufacturing field and assisting us in identifying ways in which we can further our efforts to serve the global manufacturing market as effectively and innovatively as possible. We are currently in the early stages of our research, and it is too early to state whether, when and how exactly this will have a significant effect on our business, but we believe that we are well positioned to serve this segment of the market and enjoy the new opportunities that may come with it.

In March 1996, we completed our initial public offering and our Ordinary Shares began trading on the NASDAQ National Market (now known as the NASDAQ Global Market).  On April 17, 2001, our Ordinary Shares were transferred to the NASDAQ Capital Market (formerly the NASDAQ SmallCap Market), where they have been traded since such time.  On March 2, 2011, our Ordinary Shares began trading on the Tel-Aviv Stock Exchange, or the TASE, in Israel, and we became a dual listed company.

On December 27, 2012, we announced that our board of directors had resolved to delist our shares from the TASE. Consequently, we applied to the TASE for such delisting, which was effective on April 4, 2013. The delisting in Israel has not affected our continued listing on the NASDAQ Capital Market.

Our full, legal name is Cimatron Ltd. and we were incorporated under Israeli law in 1982. Our corporate headquarters are located at 11 Gush Etzion Street, Givat Shmuel 54030, Israel.  Our telephone number is 972-73-237-0237 and our web site is located at www.cimatron.com. . Our U.S. agent is Cimatron Technologies, Inc., with an address at 41700 Gardenbrook Road, Suite 100, Novi, Michigan 48375.

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

The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies.  We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product breadth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among resellers of our products; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

Following our merger with Gibbs System, we currently have two main product lines– CimatronE and GibbsCAM:

CimatronE

CimatronE, our CAD/CAM solution for the tooling and production industries, was initially released in September 2001. We released our newest major version of CimatronE (Version 11.0) in March 2013.  CimatronE provides comprehensive tools, applications and process-automation solutions for the tooling and manufacturing industries.

With Version 11.0 of CimatronE, Cimatron helps toolmakers and manufacturers of complex discrete parts step up to new levels of productivity, introducing breakthrough improvements such as:

-	A new ECO Manager offering highly effective assessment and seamless incorporation of any number of engineering changes into an existing project.

-	Improved cooling design analysis and implementation, with automated baffle and cooling channel design, and improved channel analysis.

-
More streamlined and cost-effective die design with a new combined environment promoting flexible die creation and concurrent work by several designers, as well as a nesting tool for optimized material usage for transfer dies.

-
Powerful new analysis tools for mold and die design, including Wall Thickness Analysis for the early detection of product integrity issues, Springback Analysis for reducing shop-floor iteration for transfer dies, and Body Integrity Analysis for improved machining quality.

-	Ultra-high speed material removal with VoluMill for both Pocket and Rough. This cutting-edge technology offers up to 3 times faster machining and 2 times longer tool life.

-	New machining strategies offering superior results for Finish, Rough, Automated Drilling, Gun Drilling and for 2.5 to 5 Axis.

-
NC programming efficiencies with more flexible and powerful templates, enhanced control over imported assembly components, a new embedded material removal simulator, and various other intelligent automations.

-	Improved electrode design and manufacturing with enhanced visibility control on tree and greater programming automation with the automatic coloring.

-	Dramatically boosted performance and user experience with up to 70% reduction in save times, a new site manager tool, and the ability to export to 3D PDF for enhanced collaboration with customers.

CimatronE encompasses a set of powerful and easy-to-use 3D design tools. The hybrid solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease.  In the design process, CimatronE integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, CimatronE implements 2.5 to 5 axis toolpaths using high-speed machining, knowledge of stock remaining and templates to reduce programming and machining time.

CimatronE communicates with most other CAD/CAM systems, runs on personal computers, as well as engineering workstations employing Windows-based operating systems (which are the primary operating systems used for the personal computer and workstation platforms on which our products are used) and transfers data easily and reliably among different hardware and software environments.

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

GibbsCAM®

GibbsCAM, our CAD/CAM solution for discrete part production manufacturing, was first released in 1993.  The current shipping version, GibbsCAM 2012+, was released in August 2012.  GibbsCAM provides a comprehensive suite of tools, applications and process-automation/standardization solutions for industrial manufacturers.

GibbsCAM is a modular product family of PC-based, computer-aided manufacturing software, which allows customers to configure a seat of software specific to their current functionality needs, while protecting their investment by allowing the system to be seamlessly expanded over time to meet their ongoing needs.  GibbsCAM focuses on ease-of-use through an advanced graphical user interface (GUI) design, interactive graphics, full data associativity between part geometry, process and toolpath, and machining efficiency.  GibbsCAM provides manufacturing-focused wireframe, surface and solid modeling (CAD) as well as a comprehensive range of CAM functionality for CNC toolpath creation.  It provides post processing and machine simulation for a wide variety of CNC machines, including 3- through 5-axis mills, lathes, mill-turns, Swiss machine, wire-EDM, and multi-task machines (MTM).  Since original part design is usually performed by a different user and different CAD software, GibbsCAM provides a variety of CAD data import options covering virtually all brands of CAD software in use today.  GibbsCAM is certified under Autodesk’s AICAP program, is a Solid Edge Voyager Select Product and is a SolidWorks Certified CAM Product.  GibbsCAM is certified for use on Windows XP, Windows Vista, Windows 7 and Windows 8, Microsoft’s currently supported Windows operating systems.

The GibbsCAM product family includes the following module options:

Production Milling
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

Production Turning
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

5-Axis MultiBlade Level 1
GibbsCAM 5-Axis MultiBlade Level 1 is an add-on option which enhances the 5-Axis option by adding functionality specifically designed for turbo machinery parts.  Operating within the context of multi-bladed rotational parts, users are able to select geometry and procedures for production of unique parts such as impellers and blisks.  Toolpath options available include 5-axis simultaneous roughing, hub finishing and blade/splitter finishing. All toolpaths are automatically gouge checked and include options for extension and control at the leading and trailing edges as well as intelligent control of rotating toolpaths.

5-Axis MultiBlade Level 2
GibbsCAM 5-Axis MultiBlade Level 2 adds functionality to the MultiBlade option for more advanced toolpath creation and control such as spiral blade finishing and fillet machining. This option also provides more control over all toolpathstrategies including more sorting methods, more leading and trailing edge control, more tilt control, tool axis smoothing, multiple splitter (sub-splitter) support and stock definition for rest machining.

5-Axis Porting
GibbsCAM 5-Axis Porting is an extension for machining complex 5-axis parts and provides specialized strategies to machine tubular aperatures of all types but mainly associated with engine ports, manifolds and throttle bodies.

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

Data Exchange Options
In order to ensure that GibbsCAM is able to work with data files from the widest variety of CAD sources, a comprehensive selection of various data exchange options are available.  These range from DXF/DWG, to IGES, VDA-FS, STEP AP203/AP214, CATIA V4, CATIA V5, PTC Creo Parametric (GRANITE), NX, and ACIS.  In addition, GibbsCAM has the ability to read the native data files of most popular CAD systems: SolidEdge, NX, SolidWorks, Catia V4 and V5, Pro-E Wildfire, Rhinoceros, and KeyCreator.  The data exchange options or capabilities may require other GibbsCAM options.

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

A typical agreement with a CimatronE reseller is for a term of two years (subject to rolling two-year extensions).  Our CimatronE resellers are distributors and our agreements with them enable the CimatronE resellers to purchase our products at a discounted price. Certain of our CimatronE resellers act as our exclusive distributors in a single country or region.  Other than our larger CimatronE reseller in Japan, no CimatronE reseller accounted for more than 1.1% of our total consolidated revenue for the year ended December 31, 2012.  In July 2005 we acquired 27.5% of our Italian CimatronE reseller and an option to purchase its remaining outstanding shares from its stockholders.  In July 2007 we exercised our option to increase our holdings in our Italian CimatronE reseller to 51%, and in July 2008, we completed the acquisition of such CimatronE reseller by exercising our option to acquire the remaining 49% of its stock.  These latter two holdings increases changed our Italian CimatronE reseller’s status from an independent CimatronE reseller to a subsidiary.

There can be no assurance that all existing relationships with our CimatronE resellers will be renewed. We believe that with the exception of our larger CimatronE reseller in Japan, the termination of our relationship with a single CimatronE reseller would not adversely affect us; however, the termination of our relationship with several of our CimatronE resellers at approximately the same time or with one of our two CimatronE resellers in Japan which accounted for 3.5% of our total consolidated revenue in 2012 could adversely affect us.  There can be no assurance that, in the event that we lose any of our CimatronE resellers, we will be successful in recruiting replacement professional and technically competent CimatronE resellers.

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

GibbsCAM resellers include nine who comprise the Gibbs “President’s Club.”  Each of these nine GibbsCAM resellers is an independent company that primarily engages in reselling Cimatron Gibbs LLC products and that represents the GibbsCAM resellers with the highest total sales of Cimatron Gibbs LLC products for the preceding year.  Other than the nine Presidents’ Club GibbsCAM resellers, no GibbsCAM reseller accounted for more than 0.86% of Cimatron’s total consolidated revenue for the year ended December 31, 2012. Even among the Presidents’ Club members themselves, none accounted for more than 2.3% of Cimatron’s total consolidated revenue during 2012.

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

In the years ended December 31, 2012, 2011 and 2010, approximately 46%, 49% and 49%, respectively, of our revenues were from Europe; approximately 2%,  2% and 3%, respectively, of our revenues were from Israel; approximately 16%, 15% and 16%, respectively, of our revenues were from the Far East; approximately 34%, 32% and 30%, respectively, of our revenues were from North America; and approximately 2%, 2% and 2%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

The following tables present a geographical breakdown of our revenues from products and services for the last three years (in thousands of U.S. dollars):

2012

	Products		Services
Geographical Region	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	7,251	37.9%	12,384	53.3%
Israel	452	2.4%	517	2.2%
Far East	4,194	21.9%	2,452	10.6%
North America	6,805	35.6%	7,434	32.1%
Other	418	2.2%	407	1.8%
Total	19,120	100.0%	23,194	100.0%

2011

	Products		Services
Geographical Region	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	7,307	40.1%	12,788	56.7%
Israel	482	2.7%	497	2.2%
Far East	3,791	20.9%	2,259	10.0%
North America	6,070	33.4%	6,776	30.1%
Other	527	2.9%	217	1.0%
Total	18,177	100.0%	22,537	100.0%

2010

	Products		Services
Geographical Region	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	6,458	40.3%	11,296	56.2%
Israel	475	3.0%	502	2.5%
Far East	3,591	22.5%	2,128	10.6%
North America	4,944	30.9%	6,000	29.9%
Other	526	3.3%	154	0.8%
Total	15,994	100.0%	20,080	100.0%

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

Organizational Structure

In December 2012 we acquired the remaining 40% of the outstanding shares of Cimatron (Guangzhou) Technology Co. Ltd., one of our two Chinese subsidiaries, for approximately $52,000, which resulted in that subsidiary becoming wholly-owned by us.

For further information about our subsidiaries and our beneficial ownership therein, see Exhibit 8.1 to this annual report.

Property, Plants and Equipment

We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2,100 square meters at this facility. Since January 10, 2006, we occupy approximately 1,750 square meters at this facility.  The initial term of this lease expired on June 30, 2006 and, after we exercised our option to extend the lease for an initial period of three years, we have further extended the lease for an additional five years, through June 30, 2014, and reduced the occupied space to approximately 1,491 square meters.  In 2012, the aggregate annual lease payments for the office premises were approximately $1.1 million.

Following the merger with Gibbs System, we lease office space in Moorpark, California from a limited liability company controlled by Mr. Gibbs.  In connection with the merger with Gibbs System, the termination date of the lease was advanced from 2020 to December 31, 2012, with an option for us to extend the lease for an additional five years.  The rent due to be paid during the initial term was $24,710 per month. We have exercised our right to extend this lease for an additional five years, until December 31, 2017, under the same terms and rent payment obligations as existed prior to the extension.

The following table presents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2012 (in thousands of U.S. dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)
Cimatron parent company	Givat Shmuel, Israel (corporate headquarters)	304
Cimatron Gibbs LLC	Moorpark, California	306
North American subsidiary	Michigan and Illinois (U.S.)*	54
German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	207
Italian subsidiary	Bologna, Milano, Ancona, Treviso	164
Japanese subsidiary	Tokyo	-
Chinese subsidiaries	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Wuhan	84
Korean subsidiary	Seoul	28
	Total	1,147

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

In previous years , we consummated various important acquisitions that have impacted our results of operations in the relatively recent past.  In July 2005 we acquired an initial 27.5% of the shares of Microsystem, our Italian distributor, for 575,000 Euro.  Pursuant to the exercise of two call options that were granted to us as part of the relevant transactions, we acquired the remaining 72.5% of Microsystem, in two stages of 23.5% and 49%, in July 2007 and July 2008, respectively, for aggregate consideration of $599,250 and $1.25 million, respectively.  We accounted for the original acquisition under the equity method, and, accordingly, as of July 1, 2005, we commenced recording our share of Microsystem’s profits or losses in our consolidated financial statements. Following our exercise of the first call option and the increase in our holding in Microsystem to 51% in July 2007, we fully consolidated the results of Microsystem into our financial statements.  Now that Microsystem is our wholly-owned subsidiary, its results will continue to remain fully consolidated with those of our parent company.

In early 2008, we merged Gibbs System, also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. As consideration in the transaction, we paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, approximately $5 million in cash, as well as 1,500,000 newly issued ordinary shares of Cimatron (of which Mr. Gibbs has subsequently disposed of nearly one-half).  Following such transaction, Cimatron Gibbs LLC acts as a separate unit in the Cimatron group that is responsible for the marketing, selling and developing of the GibbsCAM product family, in substantially the same manner as conducted prior to the merger.

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

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model.  Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2010, 2011 and 2012, costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2010, 2011 and 2012 have been expensed.

Primary and Reporting Currency

We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia.  A majority of our revenues in 2010, 2011 and 2012 were from customers in Europe.  Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, that may in the future materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the NIS will appreciate relative to the U.S. dollar, or, even if the NIS devaluates relative to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel.  Any such NIS appreciation or excessive Israeli inflation has the effect of increasing the U.S. dollar cost of our operations.  In 2010, and 2011, the NIS appreciated relative to the U.S. dollar, while in 2012, the NIS devalued relative to the U.S. dollar (as measured in each case by the change in the average representative exchange rate for each such year relative to the previous year).  Over the course of that three year period, the annual rate of Israeli inflation decreased on an annual basis (from 2.7% in 2010, to 2.2% in 2011, to 1.6 in 2012).  These trends thereby had a positive impact upon the U.S.-dollar-measured results of our Israeli operations due to foreign currency conversion in 2012, as NIS devaluation and lower Israeli inflation together redcued the U.S. dollar cost of our Israeli operations.  If the U.S. dollar cost of our operations in Israel resumes its rise, however, our U.S. dollar-measured results of operations will once again be adversely affected.

Following our merger with Gibbs System, we have experienced an increase in the relative portion of our U.S. dollar based expenses and revenues as a percentage of our total expenses and revenues, thereby reducing the relative impact of the above-described, currency exchange rate related factors.  For the fiscal years ended December 31, 2011 and 2012, our U.S. dollar based operating expenses constituted 40% and 47%, and our U.S. dollar based revenues constituted 50% and 53%, respectively, of our total consolidated operating expenses and revenues for such fiscal years.

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

Deferred Taxes

We account for income taxes, in accordance with the provisions of ASC 740 (”Income Taxes”) under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. Expectations about realization of deferred tax assets related to losses carried forward are subjective and require estimates of future income in the territories in which such losses have been generated. Changes in those estimations could lead to changes in the expected realization of the deferred tax assets and to the increase or decrease in valuation allowance.

Operating Results

	For the Year Ended
	December 31,
	2012	2011	2010
	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:
Products	19,120	18,177	15,994
Services	23,194	22,537	20,080
Total	42,314	40,714	36,074

Cost of revenue:
Products	3,483	3,769	4,320
Services	1,609	1,614	1,556
Total	5,092	5,383	5,876
Gross profit	37,222	35,331	30,198

Research and development costs	7,001	6,739	6,014
Selling, general and administrative expenses	24,677	24,453	22,053
Operating income	5,544	4,139	2,131
Financial income (expenses), net	(35)	(195)	97
Other income (expenses)	(30)	(6)	(6)
Income (loss) before taxes	5,479	3,938	2,222
Taxes on income	(1,770)	(1,327)	(657)
Income (loss) after income taxes	3,709	2,611	1,565
Less: Net loss (gain) attributable to the noncontrolling interest	(10)	57	26
Net income attributable to Cimatron’s shareholders	3,699	2,668	1,591
Net income (loss) per share (basic and diluted)	0.40	0.29	0.18
Weighted average number of shares outstanding	9,323	9,252	9,000

	As of December 31,
	2012	2011	2010
	(In thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	11,903	11,787	10,221
Working capital	8,523	6,469	5,885
Total assets	34,410	34,522	34,901
Total liabilities	15,945	17,390	17,716
Shareholders’ equity	18,465	17,132	17,185

Revenue

Our total revenues increased by 3.9% in 2012, to approximately $42.3 million, from approximately $40.7 million in 2011, after having risen by 12.9% in 2011 from $36.1 million in 2010. Our revenues from the sale of products increased by 5.2% in 2012, to approximately $19.1 million, from approximately $18.2 million in 2011, after having risen by 13.6% in 2011 from approximately $16.0 million in 2010. The increase in sale of products in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average exchange rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of the Euro-denominated products revenues that we realized in 2012. The increase in sales of products in 2011 relative to 2010 was primarily attributable to the continued global economic recovery in 2011, and, to a lesser extent, to the appreciation of the Euro relative to the dollar over the course of 2011 relative to 2010 (as the average exchange rate rose from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated revenues that we realized in 2011. As a percentage of revenues, our revenues from the sale of products in 2012 were 45%, the same as in 2011 after having increased in 2011 to approximately 45%, from approximately 44% in 2010.

Our revenues from maintenance and services increased by 2.9% in 2012, to approximately $23.2 million, from approximately $22.5 million in 2011, after having risen by 12.2% in 2011 from approximately $20.1 in 2010. The increase in maintenance and services revenues in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012 and in previous years, which, in turn, enhances demand for maintenance contracts, training and implementation services that our customers order from us with respect to our products, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average exchange rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of the Euro-denominated maintenance and services revenues that we realized in 2012. The increase in maintenance and service revenues in 2011 was primarily attributable to the global economic recovery, which enabled customers to increase their levels of spending on maintenance contracts and training and implementation services that they order from us with respect to our products. As a percentage of overall revenues, our revenues from maintenance and services in 2012 were 55%, the same as in 2011, after having decreased in 2011 to approximately 55%, from approximately 56% in 2010. The decrease in 2011 reflected the corresponding increase in products sales revenues in that year.

Because, during 2012 and 2011, our revenues that were derived from Europe constituted 46% and 49% out of our total revenues, respectively, changes in the Euro-dollar exchange rate can significantly influence our revenues. In 2012, the above-described appreciation of the dollar relative to the Euro reduced the dollar value of the Euro-denominated total revenues that we realized by approximately $1.3 million. In 2011, the above-described depreciation of the dollar relative to the Euro increased the dollar value of the Euro-denominated revenues that we realized by approximately $0.8 million. Since mid 2007, the Euro–dollar exchange rate has had an increasing influence on our revenues and results of operation due to the consolidation of the financial results of our Italian reseller, Microsystem Srl, with ours, since substantially all of Microsystem’s revenues are Euro-denominated.

While we believe that the trend of migration of US and European mold, tool, die and fixture makers’ operations to low cost labor markets in the Far East, where markets are also characterized by lower prices and by higher usage of pirated copies of software products, may continue, we have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high-end US and European markets, in which such migration is less prevalent. In more recent years we have also benefited in Europe and, to a greater extent, in the US, from a “re-shoring” trend, where manufacturers return part of their activities from low cost labor markets back to their home countries. At the same time, we continue with our sales efforts in China and other countries in South East Asia, as well as in other emerging markets such as Brazil and India. In addition, following the Gibbs acquisition in early 2008, we began selling the GibbsCAM product line via our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and in other sales territories as well.

Cost of Revenue

Cost of revenue decreased by 5.4% in 2012, to approximately $5.1 million, from approximately $5.4 million in 2011, after having decreased by 8.4% in 2011 from approximately $5.9 million in 2010. The decrease in 2012 relative to 2011 was mainly due to one-time income of approximately $0.4 million that we realized in 2012 from a final agreement that we reached with the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, which income offset and reduced in part our cost of revenue, as explained in Note 8.A. to our 2012 consolidated financial statements. The decrease in 2011 relative to 2010 was mainly due to (i) a different revenue mix, with higher percentage of software license revenues (which carry with them lower cost of revenue) and practically no hardware revenues (which carry with them higher cost of revenue) in 2011 as compared to 2010, as towards the end of 2010 we stopped selling in Italy a hardware-based measurement product, the profitability of which was negligible, whereas management and personnel attention required for selling it were significant, and (ii) no royalty expense to the OCS in 2011 (unlike in 2010), as explained in Note 8.A to our 2011 consolidated financial statements.

Gross Profit

Gross profit, as a percentage of total revenue, was 88%, 87% and 84% in 2012, 2011 and 2010, respectively. The higher gross margin that we achieved in 2012 relative to 2011 was mainly due to the one-time income that we realized from our final agreement with the OCS, which reduced our cost of revenue, as described under “Cost of Revenue” above. The higher gross margin that we achieved in 2011 relative to 2010, was due to (i) increased revenues on a year-over-year basis, which, given the significant portion of the cost of revenue constituting fixed expenses that are not dependent on the revenue level, led to higher gross margin than in the prior year, and (ii) the lower cost, higher margin revenue mix relative to the prior year and the absence of royalty expense to the OCS, as described under “Cost of Revenue” above.

Research and Development Expenses, net

Research and development, or R&D, expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. R&D expenses were $7.0 million in 2012, reflecting a 3.9% increase over the $6.7 million of R&D expenses in 2011, which itself reflected a 12.1% increase over the $6.0 million of R&D expenses in 2010. The increase in 2012 was mainly due to (i) higher employee-related and other R&D costs in 2012, which contributed approximately $0.4 million to such increase, as we extended our commitment to investment in R&D activities in 2012, given the relatively stable macro-economic environment, which was offset in part by (ii) the depreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2012 (as the average representative exchange rate increased from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated R&D costs that we incurred in 2012 by approximately $0.1 million. The increase in 2011 relative to 2010 was mainly due to (i) higher employee-related and other R&D costs in 2011, which contributed approximately $0.5 million to such increase, as we further increased our R&D spending in 2011 as we continued to recover from the global economic downturn of 2009, and (ii) the appreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2011 (as the average representative exchange rate decreased from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated R&D costs that we incurred in 2011 by approximately $0.2 million.

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel-related expenses, and, when applicable, royalties to the Fund for the Encouragement of Marketing of the Government of Israel, or the Marketing Fund , including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2010, 2011 and 2012 and do not expect to receive any such grants in the future. We also did not pay any royalties to the Marketing Fund in 2010, 2011 and 2012. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI, our significant shareholder, for management services, (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative, or SG&A, expenses increased by 0.9% in 2012, to $24.7 million, from $24.5 million in 2011, after having increased by 10.9% in 2011 from $22.1 million in 2010. This slight increase in 2012 relative to 2011 was mainly attributable to our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, and to higher sales commissions to sales employees and sales agents that accompanied our increase in revenues in 2012, which was mostly offset by (i) the depreciation of the NIS relative to the dollar over the course of 2012 (as reflected in the increase in the average representative exchange rate from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated SG&A costs that we incurred in 2012 by approximately $0.2 million; and (ii) the depreciation of the Euro relative to the dollar over the course of 2012 (as evidenced by the decline in the average Euro-dollar exchange rate from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which decreased the dollar value of the Euro-denominated SG&A costs that we incurred by approximately $0.7 million. The increase in 2011 relative to 2010 was mainly attributable to (i) the appreciation of the NIS relative to the dollar over the course of 2011 (as reflected in the decrease in the average representative exchange rate from NIS 3.732 per dollar in 2010 to NIS 3.579 per dollar in 2011), which increased the dollar value of the NIS-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (ii) the appreciation of the Euro relative to the dollar over the course of 2011 (as evidenced by the rise in the average Euro-dollar exchange rate from 1.328 dollars per Euro in 2010 to 1.393 dollars per Euro in 2011), which increased the dollar value of the Euro-denominated SG&A costs that we incurred in 2011 by approximately $0.4 million; (iii) our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, which increased our SG&A costs in 2011; and (iv) higher sales commissions to sales employees and sales agents that accompanied our significant increase in revenues in 2011.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, gains (losses) from sale of bonds and funds, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $0.0 million in 2012, as compared to approximately $(0.2) million in 2011 and approximately $0.1 million in 2010. During 2012, 2011 and 2010, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates. Therefore, the currency translation adjustments between the U.S. dollar and each of the NIS and the Euro, which were due to changes in related exchange rates, as applied to our assets and liabilities, had the most significant effect on our financial income (expenses) in these years.

Income Taxes, net

Income Taxes, net, consist of (i) changes in deferred tax assets and deferred tax liabilities, and (ii) current tax expenses or income. In 2012, we recorded a net tax expense of approximately $1.8 million, comprised of approximately $0.1 million of tax expense related to changes in deferred tax assets and liabilities, and approximately $1.7 million of current tax expense. Of such $1.7 million of current tax expense: (i) approximately $1.5 million related to taxes in the U.S., as we practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011; and (ii) approximately $0.2 million mainly related to taxes in Israel, Germany and South Korea.

In 2011 we recorded a tax expense of approximately $1.3 million, of which approximately $0.5 million related to changes in deferred taxes, and approximately $0.8 million related to current tax expenses. Of such $0.8 million of current tax expenses: (i) approximately $0.4 million related to taxes in the U.S., as we practically finished using our entire U.S. loss carry-forwards during the fourth quarter of 2011; and (ii) approximately $0.4 million mainly related to taxes in Israel and Germany.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $3.7 million, $2.6 million and $1.6 million in 2012, 2011 and 2010, respectively. The increases in 2012 relative to 2011, and in 2011 relative to 2010, were mainly due to increases in our revenues on a year-over-year basis, as described under “Revenue” above.

Effective Corporate Tax Rate

We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. In Israel we received a final tax assessment through the tax year ended December 31, 2006.  Our subsidiaries in Germany and Italy received a final tax assessment through the tax year ended December 31, 2007.   Our German subsidiary is currently under assessment for the years 2009-2011.   Generally, as of 2012 and for each year thereafter, Israeli companies are subject to corporate tax of 25%, under the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, or the Tax Burden Law. However, our effective corporate tax rate in Israel can be significantly lower, due to tax benefits for which we may be eligible under Israel’s Law for the Encouragement of Capital Investments, 5719-1959.  See “Israeli Tax Structure and Tax Programs Applicable to Our Company— Law for the Encouragement of Capital Investments, 5719-1959” below in this Item 5.  Our effective corporate tax rates in the U.S., Germany, South Korea and Japan in the year ended December 31, 2012 were approximately 39.8%, 25%, 10% and 45%, respectively. We believe that our effective tax rates in Italy, Canada, China and India would have been approximately 31.4%, 31%, 25% and 31% respectively, for the year ended December 31, 2012 had we not incurred tax losses in those countries. We had tax loss carryforwards in Israel in the aggregate amount of approximately $2.5 million as of the end of 2012.  In addition, as of December 31, 2012, we had approximately $0.4 million, $0.3 million, $0.3 million and $0.1 million in net operating loss carry-forwards in Italy, Canada, China and India, respectively.  There can be no assurance that we will be able to use all of the above-mentioned tax loss carryforwards at any time in the future.  We expect that if our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

Israeli Tax Structure and Tax Programs Applicable to Our Company

Our results of operations are significantly impacted by the Israeli tax scheme to which we are subject and the Israeli tax benefits for which we qualify. The following is a summary of the current tax law applicable to companies in Israel, with special reference to its effect on our subsidiaries and us.  The following also contains a discussion of government programs from which we, and some of our subsidiaries, benefit.  To the extent that the discussion is based on tax legislation that has not been subject to judicial or administrative interpretation, there can be no assurance that the views expressed in the discussion will be accepted by the tax authorities in question.

Israeli companies are generally subject to corporate tax at the rate of 25% (as of 2012) of their taxable income for such year.  However, the effective tax rate payable by a company that derives income from an Approved Enterprise, Benefited Enterprise or Preferred Enterprise, as discussed further below, may be considerably less.  See “Law for the Encouragement of Capital Investments” in this Item 10 below.  Beginning as of 2010, Israeli companies are subject to regular corporate tax rate for their capital gains.

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

The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005 (which we refer to as the 2005 Amendment), and as of January 1, 2011 (which we refer to as the 2011 Amendment). Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 may choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and elect the benefits of the 2011 Amendment.

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

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program.  We chose to receive benefits through the alternative benefits track with respect to our programs.  Under the alternative benefits track, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location within Israel of the Approved Enterprise. The benefits commence on the date in which that taxable income is first earned.  Upon expiration of the exemption period, the Approved Enterprise is eligible for the reduced tax rates otherwise applicable under the Investment Law for any remainder of the otherwise applicable benefits period.  The benefits period under Approved Enterprise status is limited to 12 years from commencement of production, or 14 years from the date of the approval, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.  In our case, subject to compliance with applicable requirements stipulated in the Investment Law and its regulations and in the specific certificate of approval, as described above, the portion of our undistributed income derived from our Approved Enterprise program approved in 2001 was to be exempt from income tax for a period of two years, followed by five years with tax rate of 25% on income derived from our Approved Enterprise investment programs. The period of tax benefits for such Approved Enterprise was to expire in 2015 or earlier, depending on when and whether we were to generate taxable income from such Approved Enterprise’s operations.

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

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011with respect to income to be derived as of January 1, 2011: (i) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment came into effect, will remain subject to the provisions of the Investment Law as in effect on the date of such approval,and subject to certain conditions ; and (ii) terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment came into effect will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met;  and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment came into effect, provided that certain conditions are met.

As we are no longer eligible for any benefits under our previous Approved Enterprises, in early May 2011we informed the Israeli Tax Authority that we opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

November 2012 Amendment

Pursuant to a recent amendment to the Investment Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise\Benefited Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. In January 2013, we elected to benefit from that reduced corporate tax rate on exempt Approved Enterprise earnings, and we paid the Israeli Tax Authority approximately $787 thousand in respect of our undistributed exempt earnings in connection with that election.  That election (and related tax payment) released our entire exempt Approved Enterprise earnings, constituting approximately $7.9 million, for distribution.  We then distributed that entire $7.9 million amount in February 2013 and March 2013, as described under “Dividend Distribution Policy” in Item 8 below.

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

Liquidity and Capital Resources

We finance our operations primarily from funds provided by operations.  We believe that our accumulated cash, in addition to cash generated from operations and available funds, will be sufficient to meet our cash requirements for working capital and capital expenditures for at least the next 12 months. While our net cash balance has remained positive at all times historically (at least since our initial public offering in 1996) up until the current time, we have recently (in February 2013) obtained a short-term bank credit line in an amount of up to $5 million, which we refer to as our short-term credit line, in order to provide us with greater financial flexibility, given our several operational locations around the globe.  (The material terms of that short-term credit line are described further below in this “Liquidity and Capital Resources” section.)

If cash generated from operations or from our short-term credit line is insufficient to satisfy our liquidity requirements, we may sell additional equity or debt securities or obtain additional credit facilities.  There is no assurance that if and when we would need to obtain additional credit facilities, that banks or other financial institutions would agree to provide to us any such facilities on reasonable terms, or that they would agree to provide us any credit at all.

Cash Flows During Fiscal 2012 and Cash Position as of the End of Fiscal 2012

During 2012, net cash provided by operating activities was $3.2 million, and was mainly comprised of our net profit of $3.7 million, depreciation and amortization of $1.3 million and a decrease in accounts receivable and prepaid expenses of $0.2 million, as partially offset by a decrease in trade payables, accrued expenses and other liabilities of $2.0 million.

During 2012, net cash used in investing activities was $0.3 million, and was mainly comprised of $0.3 million used for capital expenditures. Our capital expenditures for 2012 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2012, net cash used in financing activities was $2.9 million, and was mainly comprised of $2.9 million of cash used for the dividends that we paid and $0.1 million of cash used for the reduction of short and long term bank credit, offset in part by $0.1 million of cash proceeds provided by the issuance of shares upon exercise of options.

The above-described activities caused: our aggregate amount of cash and cash equivalents to increase to $11.9 million as of December 31, 2012, as compared to $11.8 million as of December 31, 2011 and $10.2 million as of December 31, 2010; our short-term credit obligations to decrease slightly to $0.0 million as of December 31, 2012, as compared to $0.1 million as of December 31, 2011 and $0.1 million as of December 31, 2010; and our long-term credit obligations to remain at $0 as of December 31, 2012, as compared to $0 as of December 31, 2011 and $0.1 million as of December 31, 2010.

As of December 31, 2012, our working capital was $8.5 million and our total assets were $34.4 million, as compared to $6.5 million and $34.5 million, respectively, as of December 31, 2011.  The increase in working capital resulted mainly from an increase of cash and cash equivalents of $0.1 million, an increase in trade receivables of $0.2 million, increase in other trade receivables of $0.3 million, decrease in short-term bank loan of $0.1 million, a decrease in accrued expenses and other payables of $1.9 million, offset in part by an increase in deferred revenues of $0.4 million and an increase in trade payables of $0.1 million.

Our trade receivables, net of allowance for doubtful accounts totaled $6.0 million on December 31, 2012, as compared to $5.8 million on December 31, 2011 and $5.7 million on December 31, 2010.  The collection cycle for such trade receivables remained practically unchanged during 2012 as compared to 2011.  We believe that, generally, the quality of receivables remained unchanged, and we will continue our efforts to shorten our collection cycles.  Nevertheless, we cannot guarantee that collection cycles from one or more of our customers or resellers will not lengthen relative to the past.

Activities Affecting Cash Flow Following the Conclusion of Fiscal 2012

Dividend Distributions Since the End of Fiscal 2012

On February 4, 2013 and March 5, 2013, we paid two additional cash distributions to shareholders in total aggregate amounts of approximately $4.0 million and $3.9 million, respectively.

Our utilization of cash resources for distributions to our shareholders in February 2013 and March 2013 was based on a specific court approval that we had obtained.  In November 2011, our board of directors authorized, and on April 18, 2012, an Israeli court approved, up to $10 million of cash distributions out of paid-in capital that we could make over the course of a 12 month period following the court approval, subject to subsequent declaration by our board of directors of specific payments out of the total potential distribution amount, and subject to certain approvals from the Israeli Tax Authority.  Out of that $10 million amount, we distributed an aggregate of approximately $7.9 million, which was paid out in February 2013 and March 2013 (as described above). Because of the expiration of the 12 month period approved by the court, future dividend distributions, if any, will need to meet the usual requirements of the Companies Law (as described in “Item 8. Financial Information—Dividend Distribution Policy” below).

Short-Term Bank Credit Line

Under the terms of our short-term credit line, which was extended to us by Bank Leumi le-Israel B.M., or the Bank, pursuant to a letter agreement dated February 11, 2013, we are entitled to draw a maximum principal amount of up to $5 million during the 12 month period starting February 11, 2013.  The amounts drawn and the specific due periods therefor are to be determined at our discretion and will bear interest at a variable interest rate that is based on the rate set by the Bank for similar U.S. dollar variable term loans to its other clients, plus a margin of 2% per annum.  Interest is payable on a quarterly basis (at the end of each quarter). Utilized principal at the 12 month anniversary is to be due in full by the 18 month anniversary of the letter agreement, to be repaid via six equal installments on a monthly basis from the 12 month anniversary until the 18 month anniversary of the letter agreement. In connection with our entry into the credit line agreement, we were reqired to pay a non-refundable transaction fee equal to 0.75% of the $5 million credit. We are furthermore required to pay a commitment fee throughout the 12 months following the date of the letter agreement that is based on the unutilized portion of the $5 million credit during that period of time, as well as other customary bank commissions.

The short-term credit line agreement imposes customary financial covenants upon us throughout the term of the agreement, including covenants that relate to: (i) liquidity (requiring that our aggregate balance of cash, cash equivalents and short-term investments equal or exceed NIS 3 million (approximately $0.81 million, based on the representative exchange rate reported by the Bank of Israel on February 11, 2013); (ii) profitability (requiring that our annual EBITDA equal or exceed $3 million); (iii) a limitation on leverage (requiring that our EBITDA to debt ratio equal or exceed 0.6 at all times).   The credit line agreement also imposes certain other covenants, including: negative pledge arrangements concerning our and our subsidiaries’ intellectual property; restrictions on our merging without prior written Bank consent; restrictions on our allowing a change of control of our company without prior written Bank consent; and restrictions on our payment of dividends (as defined in the Companies Law), interest, management fees, indemnity fees, compensation fees, advice fees or any other sums from our profits or capital, or from any other source, in excess of the $10 million distribution amount approved by the Israeli court on April 18, 2012 (as described above). The credit line agreement requires us to provide the Bank with copies of our annual and quarterly financial statements, as filed by us with the SEC.

Our covenants shall be in force only as long and during any time when there are or will become due to the Bank by us any amounts whatsoever on account of loans, credits and/or any other liabilities. In the event that we have no such liabilities, we shall not be bound by the above-mentioned covenants and the Bank's sole and exclusive remedy in the event that we do not then meet any of those covenants during the relevant periods shall be to refuse to extend any credit or other banking services pursuant to the short-term credit line.

As of the date of this annual report we have drawn upon the full $5 million amount of our short-term credit line.

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

The average representative exchange rate between the U.S. dollar and the NIS, reflecting an average of buying and selling prices published by banks during the period, as published by the Bank of Israel, increased during 2012, to NIS 3.844 to one dollar for 2012, from NIS 3.5791 to one dollar for 2011, after having decreased for 2011 from NIS 3.7319 to one dollar for 2010. The average representative exchange rate was as follows for each of the five most recent fiscal years:

Period	Exchange Rate
January 1, 2008 - December 31, 2008	NIS 3.586/$1
January 1, 2009 - December 31, 2009	NS 3.923/$1
January 1, 2010 - December 31, 2010	NIS 3.732//$1
January 1, 2011 - December 31, 2011	NIS 3.579/$1
January 1, 2012 – December 31, 2012	NIS 3.844/$1

Despite the increase in the average representative exchange rate for 2012 as a whole relative to 2011 (reflecting higher exchange rates during most of 2012), the concluding months of 2012 saw a decrease in the exchange rate between the U.S. dollar and the NIS, such that from the start to the conclusion of 2012, the exchange rate actually decreased, from NIS 3.814 for one dollar at the start of the year to NIS 3.733 for one dollar at the end of the year, and has continued to decrease since the conclusion of 2012, having dropped to an average representative exchange rate of NIS 3.704 for one dollar over the course of the period since December 31, 2012 (through April 5, 2013).  The high and low exchange rates between the U.S. dollar and NIS during the 6 most recent months, as published by the Bank of Israel, have been as follows:

MONTH	LOW (1 U.S. dollar = NIS ___)	HIGH (1 U.S. dollar = NIS ___)
October 2012	3.792	3.895
November 2012	3.81	3.952
December 2012	3.726	3.835
January 2013	3.714	3.791
February 2013	3.663	3.733
March 2013	3.637	3.733

In 2010, the rate of Israeli inflation was approximately 2.7%, and the U.S. dollar devalued against the NIS by 4.9% (based on average representative exchange rates).  In 2011, the rate of Israeli inflation was approximately 2.2% and the U.S dollar devalued against the NIS by 4.1% (based on average representative exchange rates).  In 2012, the rate of Israeli inflation was approximately 1.6%, and the U.S. dollar appreciated relative to the NIS by 7.8% (based on average representative exchange rates).

Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from depreciation of the Euro relative to the U.S. dollar and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from depreciation of the U.S. dollar relative to the NIS.  However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low.  The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe that the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2012, we had no currency exchange forward transactions.  See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents and licenses, etc.

We conduct our research and development operations primarily in Israel and to a small extent in Russia.  Following the merger with Gibbs System in January 2008 we also have substantial research and development operations in California.  Our research and development efforts have been financed through internal resources and through programs sponsored by the OCS.  In the years ended December 31, 2012, 2011 and 2010, our gross research and development expenditures were $7.0 million, $6.7 million and $6.0 million respectively (constituting 17% of total revenues in each such year).  Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities.  Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 with respect to OCS programs funded in or after 1994, royalties of revenues derived from products developed according to such programs are generally payable to the State of Israel at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the relevant OCS program. The maximum aggregate royalties will not, however, exceed 100% (for programs funded prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received from the OCS. Pursuant to an amendment effected in 2000, effective with respect to OCS programs funded in or after 2000, the royalty rates described above were updated to 3%, during the first three years, and 3.5%, in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999 with respect to OCS programs approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months.  As of December 31, 2012, we had no contingent liability with respect to such grants, due to the agreement that we reached with the OCS in July 2012, as described in the paragraph immediately below.

We had believed that the majority of products that we have sold since January 1, 2005 were not based on technology developed with funds provided by the OCS and that, accordingly, such sales were not to be subject to the payment of royalties to the OCS.  Therefore, the royalty reports that we submitted to the OCS for the period starting January 1, 2005 and thereafter reflected significantly reduced royalty obligations in comparison to our royalty reports for the years prior to 2005. Nevertheless, we had accrued royalty expenses in the amount of approximately $2.9 million in our financial statements for the periods from January 1, 2005 through March 31, 2010, but we did not pay to the OCS any royalties associated with the products mentioned above during those periods. During the second half of 2005 we initiated a process with the OCS in an attempt to obtain the agreement of the OCS with our position and to the cessation of our obligation to pay future royalties. This process culminated in July 2012 with our entry into an agreement with the OCS pursuant to which we paid to the OCS approximately $2.5 million, and the OCS exempted us from any further royalty reports and payments, other than as may be required under applicable law in the event of a transfer of know-how outside of Israel (as described in the paragraphs below). As a result of this agreement, we recorded additional income of approximately $0.4 million, reflected as a lower cost of revenue in our 2012 statements of operations.

The State of Israel does not own proprietary rights in technology developed with OCS funding and there is no restriction on the export of products manufactured using technology developed with OCS funding.  The technology is, however, subject to transfer restrictions.  These restrictions may impair our ability to sell our technology assets or to outsource manufacturing and the restrictions continue to apply even after we paid the full remaining amount of royalties payable for the grants in July 2012.  In addition, the restrictions may impair our ability to consummate a merger or similar transaction in which the surviving entity is not an Israeli company.

The transfer to a non-Israeli entity of technology developed with OCS funding, including pursuant to a merger or similar transaction, and the transfer of rights related to the manufacture of more than ten percent (10%) of a product developed with OCS funding are subject to approval by an OCS committee and to the fulfillment of certain conditions, including the making of certain payments to the OCS, as described in the Israeli Law for the Encouragement of Industrial Research and Development, 1984, as amended, and related regulations.

In the years ended December 31, 2012, 2011 and 2010, we paid or accrued royalties to the OCS in the amount of approximately $2.5 million, $0 and $0.1 million, respectively.  The payment in 2012 was made in connection with the agreement that we reached with the OCS in July 2012, as described above. As a result of that agreement, further accruals will not be necessary.

In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2012 with respect to such grants was $0.6 million, contingent upon our incremental exports.

In addition, until June 2011, we participated in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. In each of 2012, 2011 and 2010, we did not receive, nor did we record in our profit and loss statements, any such grants.

Trend Information

We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures.  Following is a summary of the material trends and uncertainties influencing our operations:

Cash and Cash Equivalents.  During 2010, 2011 and 2012, we have experienced continued increase in cash and cash equivalents, in amounts of approximately $3.5 million, $1.6 million and $0.1 million, respectively.  The slowing of the rate of increase of our cash and cash equivalents over this three year period has been primarily due to a reduction in cash provided by operating activities each such year (in 2012, this reflected, a $2.0 million decrease in trade payables, accrued expenses and other liabilities due largely to our agreement with the OCS), together with an increased use of cash in financing activities (reflecting dividend distributions in 2011 and 2012).

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

Off-Balance Sheet Arrangements

Other than as described in the following paragraph, we are not party to any off-balance sheet arrangements or subject to any contingent liabilities:

As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, we are obligated to pay such Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2012 was $0.6 million, contingent upon our incremental exports.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2012:

	Payments due by Period (US$, in thousands)
Contractual Obligations as of December 31, 2012	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	7,722	1,945	3,055	2,722
Purchase Obligations and Commitments (1)	2,805	1,000	1,590	215
Other Long-Term Liabilities	(2) 4,453	4,453
Total Contractual Cash Obligations	14,980	7,398	4,645	2,937

(1) Certain obligations to software vendors reflected in the amounts recorded in this row assume that we achieve minimum revenue levels.  To the extent that our revenues are lower than such minimum levels, our obligations will be reduced accordingly.

(2) Represents a provision for future severance pay obligations.

Item 6.    Directors, Senior Management and Employees.

Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows:

Name	Age	Position
Yossi Ben Shalom	58	Chairman of the Board
William F. Gibbs	59	Vice Chairman of the Board
Barak Dotan	45	Director
Nir Cohen	40	Director
David Golan	72	Director
Eti Livni	64	External Director
Rami Entin	62	External Director
Dan Haran	55	President and Chief Executive Officer
Ilan Erez	45	Chief Financial Officer

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

Nir Cohen, a director of our company since July 2012, has been the CFO of DBSI since July 2011.  Before joining DBSI, Mr. Cohen served as partner and CFO of Argoquest Holdings, LLC – a privately held US investment company specializing in high-tech investments. Prior to that, Mr. Cohen served as a senior associate at Kesselman & Kesselman, Israeli affiliate of the global accounting firm of PriceWaterhouseCopers (PwC). Mr. Cohen holds a BA in Accounting and Business Management from the College of Management, and he is a Certified Public Accountant in Israel.

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

Arrangements for the Election of Directors

        Under our merger agreement with Gibbs System, we appointed William Gibbs as the vice chairman of our board of directors and undertook to him that he will continue to serve in that position as long as he continues to hold at least 9% of our issued and outstanding share capital.  As a result of the merger, Mr. Gibbs was issued 1,500,000 ordinary shares, of which he currently holds 656,232 ordinary shares, representing approximately 7.01% of our outstanding share capital.

Compensation

During the year ended December 31, 2012, we paid, in the aggregate, approximately $1.46 million in direct remuneration to our directors and officers for services provided by them to our company in such capacities.  Such sum includes amounts expended by us for automobiles and other fringe benefits made available to our officers, but excludes amounts that we have reimbursed to our officers for strict business expenses such as travel, professional and business association dues and expenses (which do not constitute benefits “in kind”).  We pay each of our external directors, as well as Mr. David Golan and Mr. William F. Gibbs, an annual fee of approximately $4,306, plus approximately $437 for each meeting of the board of directors or a committee thereof attended and reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attendance at meetings of the board of directors.

Please see “Item 7—Major Shareholders and Related Party Transactions” for a description of the employment agreement entered into with Mr. Gibbs, and the terms pursuant to which Cimatron Gibbs LLC leases office space from Mr. Gibbs.

Board Practices

Our articles provide for a board of directors of not less than two members.  Each director, with the exception of external directors who are elected to serve for set periods of time (as described below), is elected to serve until the next annual general meeting of shareholders and until his or her successor has been duly elected.  Officers serve at the discretion of the board.

Substitute Directors

Our articles provide that any director may, by written notice to us, appoint another person to serve as a substitute director and may cancel such appointment. A person may not serve as a substitute director for more than one director and may not serve both as a director and as a substitute director.

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

External Directors

The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two external directors.  A person may not be appointed as an external director if the person is a relative of the controlling shareholder of the company or if that person or his or her relative, partner, employer, another person to whom he or she was directly or indirectly subject, or any entity under the person’s control, has, as of the date of the person’s appointment to serve as external director, or had, during the two years preceding that date, any affiliation or one of certain other prohibited relationships with the company or any person or entity controlling (or relative of such controlling person), controlled by or under common control with the company (or, in the case of a company with no controlling shareholder, any affiliation or one of certain other prohibited relationships with a person serving as chairman of the board, chief executive officer, a substantial shareholder or the most senior office holder in the company’s finance department). The term “affiliation” and the similar types of prohibited relationships include:

·           an employment relationship;

·           a business or professional relationship, even if not maintained on a regular basis (but excluding a de minimis level relationship);

·           control; and

·   service as an office holder (as defined in the Companies Law and described under “Item 10— Articles of Association; Israeli Companies Law— Approval of Certain Transactions Under the Companies Law” below).

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

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board must include at least one external director, and each of the audit committee and compensation committee is required to include all of the external directors.  Our external directors are Eti Livni and Rami Entin, who will complete their current terms in April 2014, in accordance with Israeli law.

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

Unaffiliated Directors Under the Companies Law

Under the Companies Law, the audit committee of a publicly traded company must consist of a majority of unaffiliated directors.  An “unaffiliated director” is defined as an external director and as a director who meets the following criteria:

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

Board Committees

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

Compensation Policy and Committee

In accordance with a December 2012 amendment to the Companies Law, our board of directors has appointed a compensation committee.  Under that Companies Law amendment, we are also required to establish a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy will need to be set by our board, after considering the recommendations of our newly-appointed compensation committee, and will require shareholder approval.

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, the company’s risk management, size and the nature of its operations.

Under the amendment, the compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

•
recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);

•	recommending to the board periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

The compensation committee must consist of at least three (3) members, including all of our external directors. Each remaining compensation committee member must be a director whose compensation does not exceed an amount that may be paid to an external director. The compensation committee is subject to the same Companies Law restrictions as the audit committee as to (a) committee membership and (b) who may not be present during committee deliberations (as described under “Item 10. Additional Information—Articles of Association; Israeli Companies Law— Approval of Certain Transactions Under the Companies Law” below).

The NASDAQ Listing Rules also require that the compensation of the chief executive officer and all other executive officers of our company be determined, or be recommended to the board for determination, either by a majority of the independent directors, or by a compensation committee consisting solely of independent directors. We have opted to follow home country practice (and comply with the Companies Law requirements described above) for our compensation committee in lieu of these NASDAQ requirements, given that the two sets of requirements are not identical. See Item 16.G of this annual report (“Corporate Governance”) below.

As appointed by our board of directors in December 2012, the members of our compensation committee consist of Ms. Eti Livni and Mr. Rami Entin, our external directors, as well as Mr. David Golan, whose compensation is equal to that of our external directors. Under the December 2012 Companies Law amendment, we will have until September 12, 2013 to adopt our compensation policy.

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

Employees

The following table sets forth, as of the end of each of the last three financial years, the number of our employees broken down by category of activity:

As of December 31,	2012	2011	2010
Research and Development	73	72	70
Marketing, Sales and Customer Support	182	181	186
Management, Administration and Information Systems	26	25	24
Total	281	278	280

The following table sets forth, as of the end of each of the last three financial years, the number of our (and our subsidiaries’) employees broken down by geographic location:

As of December 31,	2012	2011	2010
Israel	86	87	81
Russia	4	4	4
North America (Cimatron Technologies Inc.)	18	16	13
North America (Cimatron Gibbs LLC)	62	59	61
Germany	34	32	34
Italy	36	37	38
China	28	31	39
India	1	1	1
Brazil	1	1	-
Korea	11	10	9
Total	281	278	280

In addition, during the 2012 and 2011 years, we employed, on average, 3 and 3 subcontractors or free-lance personnel, respectively, and as of December 31, 2012 and 2011, we employed 3 and 3 subcontractors personnel, respectively.

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

Share Ownership

2004 Share Option Plan

In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan, or the 2004 Share Option Plan, pursuant to which 240,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by our board of directors, which designates the optionees and dates of grant.  The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an ordinary share, as determined by our board of directors on the date that an option is granted.  Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the board, and are non-assignable except by the laws of descent.  The board has the authority to amend the terms of the 2004 Share Option Plan, provided that any such amendment does not adversely effect any options granted thereunder. Following various option grants over the course of 2005, in December 2005, our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares.  In May 2006, August 2007, January 2008 and April 2008, we granted additional options at various exercise prices to our employees, each with a term of five years, including 2,000 options to William F. Gibbs, our Vice Chairman of the Board, at an exercise price of $2.75 per underlying ordinary share (which options were exercised in April 2013).  All options that have been granted to date under the 2004 Share Option Plan become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each grantee by us and/or our subsidiaries. Each grantee is responsible for all personal tax consequences of a grant and the exercise thereof.  We intend to grant additional options under the 2004 Share Option Plan to our various directors, executive officers and employees.

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

At April 15, 2013, no ordinary shares underlie outstanding options granted to, and 641,917 ordinary shares are available for issuance pursuant to future option grants to (and subsequent exercise of options by), our various directors, officers, employees and consultants under the 2004 Share Option Plan.

Beneficial Ownership by Officers and Directors

Messrs. Ben Shalom, Dotan and Cohen may each (subject to the disclaimer provided in footnote (3) to the table in Item 7 below) be deemed to have beneficial ownership of an aggregate of 1,854,566 of our ordinary shares, representing 19.81% of our issued and outstanding share capital, by virtue of their positions with DBSI.  As indicated in the table appearing in Item 7 below, Mr. William F. Gibbs beneficially holds 656,232 or 7.01% of our outstanding ordinary shares.  Our remaining board members and executive officers, which consist of David Golan, Eti Livni and Rami Entin (board members) and Dan Haran and Ilan Erez (executive officers), beneficially own, in the aggregate, 7,899 or less than 1% of our outstanding ordinary shares.  As of the date of this annual report, there are no outstanding options held by any of our directors and executive officers under our 2004 Share Option Plan or any other plan.

The ordinary shares held by our directors and executive officers do not have voting rights that differ from those enjoyed by all holders of our ordinary shares.

Item 7.    Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth information, as of April 15, 2013, concerning the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of our ordinary shares by (i) any person who is known to us to own at least 5% of the ordinary shares of our company (to which we sometimes refer hereafter as a “major shareholder”) and (ii) all of our directors and executive officers as a group.  As of April 15, 2013, there were 9,361,897 ordinary shares issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of all other holders of our ordinary shares.

Name and Address	Number of Ordinary Shares		Percent of Ordinary Shares

DBSI Investments Ltd. 85 Medinat Hayehudim St. Herzliya, Israel	1,854,566	(1)	19.81%

William F. Gibbs 4017 N. Cedarpine Lane Moorpark, CA 93021 California, U.S	656,232	(2)	7.01%

Osmium Partners, LLC (3) 300 Drakes Landing Road, Suite 172, Greenbrae, CA 94904	763,350		8.2%

Wellington Trust Company, NA (4) Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	1,100,000		11.75%

All directors and executive officers as a group (9 persons)	2,518,697	(5)	26.9%

(1)	Beneficial ownership information for DBSI Investments Ltd., or DBSI, is based on Amendment No. 1 to the Schedule 13D filed by DBSI with the SEC on April 2, 2013.
(2)
Beneficial ownership information for Mr. Gibbs is based on Amendment No. 2 to the Schedule 13G filed by him with the SEC on April 30, 2013. All ordinary shares beneficially owned by Mr. Gibbs are held indirectly through the Gibbs Family Trust.

(3)
Beneficial ownership information is based on Amendment No. 1 to a Schedule 13G filed by Osmium Partners, LLC with the SEC on February 12, 2013.  John H. Lewis serves as the controlling member of Osmium Partners, LLC, a Delaware limited liability company, or Osmium Partners, which serves as the general partner of: (i) Osmium Capital, LP, a Delaware limited partnership, or the Fund; (ii) Osmium Capital II, LP, a Delaware limited partnership, or Fund II; and (iii) Osmium Spartan, LP, a Delaware limited partnership, or Fund III. The Fund, Fund II and Fund III directly hold the ordinary shares reflected as beneficially owned by Osmium Partners in the table above.

(4)
Beneficial ownership information is based on separate Schedules 13G filed by Wellington Trust Company, NA, or Wellington Trust, and Wellington Management Company, LLP, or Wellington Management, with the SEC on April 10, 2013.Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own the ordinary shares  that appear next to its name in the above table, which shares are held of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, those ordinary shares. No such client is known to have such right or power with respect to more than 5% of our ordinary shares, other than Wellington Trust.

(5)
Includes an aggregate of 1,854,566 ordinary shares beneficially held by DBSI, which are attributable to certain of our directors by virtue of the positions that they hold on the board of directors of DBSI.  All of our directors to whom such share ownership is attributable disclaim such beneficial ownership (Mr. Nir Cohen, in particular, does not share in the equity ownership of DBSI).

Recent Significant Changes in the Percentage Ownership of Major Shareholders

The beneficial ownership of our former major shareholder, 3Kotek 2 B.V., or Kotek, was reduced from 550,000 (or 5.91% of our outstanding ordinary shares) as of December 31, 2011, to 400,000 ordinary shares (or approximately 4.3% of our outstanding ordinary shares) as of December 31, 2012, such that it no longer holds 5% of our outstanding ordinary shares. This information is based on Kotek’s latest Schedule 13G amendment, filed with the SEC on February 4, 2013, and we are unaware of possible subsequent changes in its percentage ownership,

 Pursuant to open market transactions in September 2011 (1,075 ordinary shares), February 2013 (88,277 ordinary shares) and March 2013 (199,300 ordinary shares), DBSI sold an aggregate of 288,652 ordinary shares, which reduced its beneficial ownership from  4,265,950, or approximately 46% of our outstanding shares, to 3,977,298 ordinary shares, constituting approximately 42.49% of our outstanding ordinary shares.

Also pursuant to open market transactions in September 2011 and again in February and March 2013, Mr. William F. Gibbs sold an aggregate of 93,500 ordinary shares, reducing his beneficial ownership from 1,500,666 ordinary shares (including 666 shares underlying vested options), or approximately 16.4% of our outstanding shares, to 1,408,500 ordinary shares (including 2,000 ordinary shares underlying vested options), constituting approximately 15.05% of our outstanding ordinary shares.

Pursuant to an underwriting agreement, dated March 21, 2013, that they entered into with our company and Roth Capital Partners, LLC, as sole underwriter, in late March and early April 2013, DBSI and William F. Gibbs offered and sold an aggregate of 2,122,732 and 752,268 ordinary shares, respectively (including ordinary shares sold upon exercise by the underwriter of its overallotment option).  These aggregate sales reduced DBSI’s and Mr. Gibbs’ respective beneficial ownership of our ordinary shares from 3,977,298 and 1,408,500 ordinary shares (representing 42.49% and 15.05% of our outstanding ordinary shares), to 1,854,566 and 656,232 ordinary shares (representing 19.81% and 7.01% of our outstanding ordinary shares), respectively.

Record Holders

As of April 15, 2013, there were 28 record holders of our Ordinary Shares, of which 16 were United States record holders owning an aggregate of approximately 80% of our outstanding Ordinary Shares.  Such number of record holders and such percentage of our Ordinary Shares are not representative of the actual number of beneficial holders of our Ordinary Shares, and actual percentage of our Ordinary Shares, that are held in the United States.

Related Party Transactions

Services Agreement

Pursuant to a management services agreement that was assigned to it in full following multiple assignments from certain of our former major shareholders (and upon the consummation of the sale of 1,700,000 of our ordinary shares to it on June 24, 2008, and the related approval of our shareholders at such time), DBSI provides us with certain management services, including, but not limited to, executive management and certain other related services as were agreed upon from time to time by us and the former major shareholder originally party to the agreement.   The amount that we paid for services under this agreement totaled NIS 1.92 million or $0.5 million  in the year ended December 31, 2012, and the amount that we have paid thus far in 2013 (through April 15, 2013) has amounted to NIS 0.48 million ($0.13 million).  DBSI’s continued provision of services to us pursuant to this agreement was re-approved by our shareholders in accordance with the requirements of the Companies Law at our annual general meeting of shareholders in July 2012.

Lease Agreement

Prior to its merger with our subsidiary, Gibbs System leased office space in Moorpark, California from a limited liability corporation controlled by Mr. Gibbs.  In connection with the merger in 2008, the lease was assigned to us, as a result of which we lease the space from that limited liability corporation.  At the time of the assignment of the lease, we entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for us to extend the lease for an additional five years.  Also a result of the lease amendment, the rent that we were obligated to pay during the initial term of the lease was $24,710 per month (in lieu of $22,464 per month).

In August 2012, we exercised our option to extend the lease for an additional five years, ending on December 31, 2017, under the same terms (including rent payment obligations) as existed prior to the extension.

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

Sales Pursuant to Registration Rights Agreements

In furtherance of our obligations to each of DBSI, Kotek and Mr. Gibbs under the above-described registration rights agreements, on September 8, 2009, we filed an F-3 registration statement registering the resale of the ordinary shares held by each such shareholder.  Such registration statement was declared effective by the SEC on December 9, 2009, and remains effective as of the date of this annual report.  As described above in this Item 6 under “Recent Significant Changes in the Percentage Ownership of Major Shareholders,” DBSI and William F. Gibbs initially  effected sales of an aggregate of 288,652 and 93,500 ordinary shares, respectively, via open market transactions under this registration statement , and subsequently offered and sold an additional aggregate of 2,122,732 and 752,268 ordinary shares, respectively, under this registration statement and an accompanying prospectus supplement in late March and early April 2013, by means of an underwritten offering for which Roth Capital Partners, LLC served as sole underwriter. This registration statement may furthermore be used by the selling shareholders to sell additional ordinary shares pursuant thereto, which may have an adverse effect on the price of our ordinary shares.

Employment Agreement with William F. Gibbs

In connection with the merger with Gibbs System in January 2008, Cimatron Gibbs LLC, our subsidiary into which the Gibbs System business was merged, entered into an employment agreement with Mr. Gibbs.  The agreement provides, among others, for (i) an annual base salary of $160,000, (ii) an annual bonus based on increases in contribution to our sales in North America and to the sale of Gibbs System products, and (iii) other fringe benefits as customary for comparable officers of our company group in the United States.  Mr. Gibbs also signed non-compete undertakings for our benefit.  The employment agreement may be terminated by our subsidiary at any time upon three months prior written notice.  In the event of termination by our subsidiary without cause (as defined under the agreement), Mr. Gibbs would be entitled to payment of all then-accrued but unpaid salary and benefits, and a pro-rata portion of the bonus determined by the company’s management to be otherwise due to Mr. Gibbs for the applicable calendar quarter or year, as appropriate, in exchange for a release of claims to be executed by Mr. Gibbs. On February 15, 2008, we announced that Mr. Gibbs was appointed as President, North America of our company.  Mr. Gibbs, who continues to maintain his position as President and CEO of Cimatron Gibbs LLC, is now responsible for promoting both CimatronE and GibbsCAM product lines in North America.  In addition, pursuant to an option grant approved in January 2008, Mr. Gibbs was granted options to purchase 2,000 of our ordinary shares (which were subsequently exercised by him in April 2013).

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

       On May 12, 2011 and August 4, 2011, we declared special cash dividends of NIS 0.45 and NIS 0.80 per Ordinary Share, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were paid on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. On May 17, 2012 and November 7, 2012, we declared special cash dividends of NIS 0.78 per share and NIS 0.41 per share, respectively (approximately $0.20 and $0.11, based on the exchange rate published by the Bank of Israel as of the payment dates), which were paid on June 25, 2012 and December 17, 2012 to shareholders of record as of June 4, 2012 and November 28, 2012, respectively. We believe that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

In November 2011, our board of directors approved, subject to approval by an Israeli court (which was subsequently obtained on April 18, 2012), up to an additional $10 million of cash distributions that we were permitted to make over the course of a 12 month period following the court approval, subject to subsequent declaration by our board of directors of specific payments out of the total potential distribution amount, and subject to certain approvals from the Israeli Tax Authority.  Court approval was required because we had no substantial distributable earnings (as such term is defined under the Companies Law) and we instead needed to make such potential distributions (if any) from additional paid-in capital.  Israeli Tax Authority approvals were sought in connection with these potential distributions in order to determine the rates of tax deduction at source we would have to make in case of actual distributions. In response to our application, the Israeli Tax Authority provided us with the required guidence regarding tax deductions at source, but it also provided us with a ruling that amounts distributed out of the potential $10 million amount approved by the court would be eligible for treatment as coming from earnings subject to the exemption from the payment of corporate tax provided to our Approved Enterprise, and would thereby be eligible for trteatment under the November 2012 amendment to the Investment Law, if we were to elect to be governed by it (as described in “Item 5. Operating and Financial Review and Prospects—Operating Results— Israeli Tax Structure and Tax Programs Applicable to Our Company— Law for the Encouragement of Capital Investments, 5719-1959” above).  Therefore, by electing, in January 2013, to pay (and actually paying) the reduced corporate tax rate set forth in that 2012 amendment (rather than the regular corporate tax rate applicable to Approved Enterprise earnings) with respect to our undistributed exempt earnings accumulated through December 31, 2011, we became entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. As a result of our receipt of both the court ruling and this tax authority ruling, we actually distributed, out of the $10 million authorized amount, an aggregate of approximately $7.9 million, which was paid out in February 2013 (NIS 1.60 or approximately $0.43, per share, for an aggregate distribution of $4.0 million) and March 2013 (NIS 1.54, or approximately $0.42, per share, for an aggregate distribution of $3.9 million).

Because of the expiration of the 12 month period approved by the Israeli court, however, future dividend distributions, if any, will need to be made from distributable earnings (as defined under the Companies Law).

Repurchase of Our Shares

Prior to our revision of our dividend distribution policy, back in June 2008, our board of directors authorized the use of up to $1 million of our available cash to repurchase our ordinary shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases are to be made in accordance with the requirements of the SEC. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  As of the date of this annual report, we have repurchased 441,856 of our ordinary shares pursuant to this repurchase plan at an average price of $1.33 per share.  None of such repurchases was effected in 2012 or thus far in 2013.

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

Period	High (U.S. $)	Low (U.S. $)
Six most recent months:
April 2013 (through April 15, 2012)	7.19	5.92
March 2013	8.95	5.35
February 2013	12.88	7.17
January 2013	8.58	4.46
December 2012	4.85	4.02
November 2012	4.65	4.02
October 2012	4.18	3.67

Two most recent full financial years and subsequent periods, by quarter:
Second Quarter 2013 (through April 15, 2013)	7.19	5.92
First Quarter 2013	12.88	4.46
Fourth Quarter 2012	4.85	3.67
Third Quarter 2012	4.29	3.01
Second Quarter 2012	4.69	3.66
First Quarter 2012	4.11	3.03
Fourth Quarter 2011	4.50	2.82
Third Quarter 2011	4.06	3.02
Second Quarter 2011	3.94	2.93
First Quarter 2011	5.10	2.56

Five most recent financial years:
2012	4.85	3.01
2011	5.10	2.56
2010	3.58	0.98
2009	1.41	0.56
2008	3.98	0.65

From March 2, 2011 to April 4, 2013, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “CIMT”. In December 2012, we announced that our board of directors had resolved to delist our shares from the TASE, which delisting was effective on April 4, 2013. The following table sets forth, for the periods indicated, the high and low bid prices in shekels of our ordinary shares on the Tel Aviv Stock Exchange.  On December 31, 2012, the exchange rate of the shekel to the US dollar was NIS 3.733 per one US dollar.

Period	High (NIS)	Low (NIS)
Six most recent months:
March 2013	23.99	23.99
February 2013	23.99	23.99
January 2013	23.99	16.45
December 2012	18.04	16.45
November 2012	18.45	15.45
October 2012	15.80	14.25

Two most recent full financial years and subsequent periods, by quarter:
First Quarter 2013	23.99	16.45
Fourth Quarter 2012	18.45	14.25
Third Quarter 2012	16.92	13.02
Second Quarter 2012	17.20	12.01
First Quarter 2012	15.44	11.16
Fourth Quarter 2011	15.96	10.00
Third Quarter 2011	14.80	11.17
Second Quarter 2011	15.36	9.79
First Quarter 2011 (beginning March 2, 2011)	16.50	11.70

Most recent financial years (for years during which ordinary shares were listed on the TASE):
2013 (through April 1, 2013)	23.99	16.45
2012	18.45	11.16
2011 (beginning March 2, 2011)	16.50	9.79

Item 10.  Additional Information.

Memorandum and Articles of Association

Register

Our registration number at the Israeli registrar of companies is 52-004267-2.

Articles of Association; Israeli Companies Law

In December 2006, our shareholders adopted amended and restated articles of association for our company, which replaced in their entirety our previous articles of association, which were approved prior to the adoption of the Companies Law and were not always consistent with the provisions of the Companies Law.  Our objective as stated in our articles and in our memorandum of association is to engage in any lawful activity.

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

According to our articles, our board of directors may delegate any authority that it has to a committee comprised of members of the board.  Any committee to which the board’s powers are delegated must abide by the regulations enacted by the board in respect of such delegated powers.  In the absence of any such regulations, the committee must abide by our articles.  Our board currently has two committees— our audit committee and our recently-appointed compensation committee (which was appointed in keeping with a recent amendment to the Companies Law, as described above in Item 6).

Approval of Certain Transactions Under the Companies Law

The Companies Law codifies the fiduciary duties that “office holders,” including directors and executive officers, owe to a company.  An office holder, is defined in the Companies Law, as a (i) general manager, (ii) chief business manager, (iii) deputy general manager, (iv) vice general manager, (v) any other person assuming the responsibilities of any of the forgoing positions without regard to such person’s title, (vii) director and (viii) another manager directly subordinate to the managing director.  Our office holders consist of the individuals listed in the table under “Directors and Senior Management,” which is displayed under “Item 6. Directors, Senior Management and Employees”.  The duty of care prescribed by the Companies Law requires an office holder to act with the level of care, which a reasonable office holder in the same position would have acted under the same circumstances.  The duty of loyalty prescribed by the Companies Law generally includes (a) avoiding any conflict of interest between the office holder’s position in the company and his or her personal affairs, (b) avoiding any competition with the company, (c) avoiding exploiting any business opportunity of the company in order to receive personal advantage for himself or others and (d) revealing to the company any information or documents relating to the company’s affairs which the office holder has received due to his or her position as an office holder.

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

Under a recent amendment to the Companies Law (which will go into effect over the course of late 2012 and 2013), compensation arrangements of office holders require the approval of our compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform with the then existing compensation policy), the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that departs from the company’s compensation policy may be adopted under special circumstances, despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approve the compensation, based on renewed and specific analysis of relevant factors.

 In all matters in which a director has a personal interest, including matters of his/her terms of employment, he/she shall not be permitted to vote on the matter or be present in the meeting in which the matter is considered, subject to certain exceptions, including an allowance for him or her to be present in order to present the transaction, if the chairman of the audit committee, compensation committee or board of directors (as applicable) determines that such presentation by him or her is necessary.  Should a majority of the audit committee, compensation committee or of the board of directors have a personal interest in the matter, then:

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

According to the Companies Law, the disclosure requirements discussed above also apply to a controlling shareholder of a public company.  In general, extraordinary transactions with a controlling shareholder or in which a controlling shareholder has a personal interest, or a transaction with a controlling shareholder or his or her relative, or receipt of services from him or her, or an entity controlled by him or her, directly or indirectly, require the approval of the audit committee, the board of directors and the shareholders of the company. The term “controlling shareholder” is defined as a shareholder who has the ability to direct the activities of a company, other than if this power derives solely from the shareholder’s position on the board of directors or any other position with the company.  The definition also includes shareholders that hold 25% or more of the voting rights if no other shareholder owns more than 50% of the voting rights in the company.  The terms of engagement and compensation of a controlling shareholder who is an office holder or an employee of the company require the approval of the compensation committee, the board of directors and the shareholders of the company.

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

Material Contracts

Other than the registration rights agreements, the services agreement and the lease agreement described in “Item 7 - Major Shareholders and Related Party Transactions – Related Party Transactions”, and our additional lease agreement described below, all of the contracts to which we have been party over the past two years have been in the ordinary course of our business.

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

United States Federal Income Taxation of Owning and Selling Ordinary Shares

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

For certain non-corporate U.S. Holders, subject to the PFIC discussion below,  a dividend paid by us to certain shareholders in taxable years beginning before January 1, 2014 will be taxed at the preferential tax rates applicable to long-term capital gains if (a) we are a ‘‘qualified foreign corporation’’ (as defined below), (b) the U.S. Holder receiving such dividend is an individual, estate, or trust and (c) such dividend is paid on our shares that have been held by such U.S. Holder for more than 60 days during the 120-day period beginning 60 days before the ‘‘ex-dividend date’’ (i.e., the first date that a purchaser of such Share will not be entitled to receive such dividend).  Generally, we may be considered a ‘‘qualified foreign corporation”, or a QFC, if we are eligible for the benefits of a comprehensive income tax treaty with the United States which includes an information exchange program that the United States Internal Revenue Service, or the IRS, determines is satisfactory. However, even if we are so eligible, we will not be treated as a QFC if we were a PFIC for the taxable year during which we paid a dividend or for the preceding taxable year.  See the PFIC discussion below as to PFIC status. Effective January 1, 2013, the American Taxpayer Relief Act raises the maximum long-term capital gains rate of 15% to 20% for individuals with annual taxable income over $400,000. In addition, under the Patient Protection and Affordable Care Act, higher income taxpayers must pay an additional 3.8 percent tax on net investment income to the extent certain threshold amounts of income are exceeded. See “New Tax on Investment Income” in this Item below.

Sale or Exchange of Ordinary Shares

U.S. Holders

Subject to the PFIC discussion below, a U.S. Holder that sells or otherwise disposes of ordinary shares generally will recognize capital gain or loss for United States federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized on the sale or disposition and the tax basis, determined in U.S. dollars, in the ordinary shares.  Capital gain of a non-corporate U.S. Holder is generally taxed at a reduced rate  if the ordinary shares were held for more than one year.  The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

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

Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2012, and we do not believe that we will be deemed a PFIC for the tax year ending December 31, 2013.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of the PFIC rules.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

New Tax on Investment Income

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from the tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. Holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its dividends on our ordinary shares and net gains from dispositions of our ordinary shares, unless those dividends or gains are derived in the ordinary course of the conduct of trade or business (other than trade or business that consists of certain passive or trading activities). Net investment income, however, may be reduced by deductions properly allocable to that income. A U.S. Holder that is an individual, estate or trust is urged to consult its tax adviser regarding the applicability of the Medicare tax to its income and gains in respect of its investment in our ordinary shares.

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

Israeli Taxation of Our Shareholders

The following is a short summary of certain provisions of the Israeli tax environment to which our shareholders may be subject.  This summary is based on the current provisions of tax law.  To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the views expressed in the summary will be accepted by the appropriate tax authorities or the courts.

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

Israeli Resident Individuals

Capital Gains

Beginning as of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, whether listed on a stock market or not, was 20%.  However, if such shareholder was considered a “substantial shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, inter-alia, the right to receive company profits, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director)) at the time of sale or at any time during the preceding 12-month period, such gain was to be taxed at the rate of 25%.  Individual shareholders dealing with securities in Israel are taxed at the tax rates applicable to business income (up to 48% in 2012).

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

Dividend Income

Israeli resident individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at25%, or 30% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the period of benefit of an Approved Enterprise, Benefited Enterprise or Preferred Enterprise are subject to withholding tax at the rate of 15% (subject to certain conditions). An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations

Capital Gains

Under Israeli current tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate (25% as of 2012).

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

Non-Israeli residents

Capital Gains

Israeli capital gains tax is imposed on the disposal of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel.  As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% as of 2012) if generated by a company, or at the rate of 20% in 2011 (25% in 2012)/ 25% in 2011 (30% in 2012) if generated by an individual from an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2012).

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

Dividend Income

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on non-publicly traded shares at the rate of 25% (30% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), which tax will be withheld at source, unless a different rate is provided under an applicable tax treaty.  Dividends paid on publicly traded shares, like our Ordinary Shares, to non-Israeli residents, although subject to the same tax rates applicable to dividends paid for non-publicly traded shares, are generally subject to Israeli withholding tax at a rate of 25%, so long as the shares are registered with a Nominee Company  (whether the recipient is a substantial shareholder or not), unless a different rate is provided under an applicable tax treaty.  However, distribution of dividends attributed to an Approved Enterprise, Benefited Enterprise or Preferred Enterprise to non-Israeli residents (either individuals or corporations) is subject to withholding tax at a rate of 15%, unless a reduced tax rate is provided under an applicable tax treaty. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

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

As of each of December 31, 2012 and March 31, 2013, we had no currency exchange forward transactions.

Interest Rate Risks

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio.  As of December 31, 2012, we had financial assets totaling approximately $11.9 million, comprised of cash and bank deposits, all of which may be considered fixed rate financial assets.  Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings would be negligible, holding other variables constant.

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

Our Subsidiaries - We operate internationally, and our subsidiaries in Germany and Italy conduct their respective operations in Euros.  This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss.  Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses of approximately $1.32 million.

Our Resellers - Commencing on June 1, 2000 we initiated a Euro denominated price list for all of our CimatronE resellers in countries whose currency is linked to the Euro.  Our revenues from these resellers are therefore exposed to the risk of depreciation of the Euro relative to the U.S. dollar, which would have an adverse impact on our U.S. dollar denominated financial results.  See “Item 3— Key Information— Risk Factors” for a discussion of the risks to us arising from this possibility.

Assuming an adverse 20% foreign exchange rate fluctuation, we would experience exchange rate losses from these resellers of approximately $152 thousand.

Expenses in New Israeli Shekels

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.  The inflation rate in Israel was 1.6%, 2.2% and 2.7% in 2012, 2011 and 2010, respectively. The appreciation (devaluation) of the NIS against the U.S. dollar (calculated based on the average representative exchange rate for each such year relative to the previous year, as published by the Bank of Israel) amounted to (7.8)%, 4.1% and 4.9% in 2012, 2011 and 2010, respectively.  Assuming a 10% appreciation of the NIS against the U.S. dollar, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $0.9 million, excluding the effect of our hedging transactions.

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

Item 13.Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures.

(a) Disclosure Controls and Procedures – Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2012.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2012.

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

Our management, with the participation of our principal executive and principal financial officers, assessed our internal control over financial reporting as of December 31, 2012.  Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, our management has concluded that, as of December 31, 2012, our internal control over financial reporting is effective.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control Over Financial Reporting – Based on the evaluation conducted by our management, with the participation of our principal executive and principal financial officers, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2012, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us in accordance with the regulations of the SEC.  No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2012.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2011 and 2012 were $81,000 and $80,000, respectively.

Audit-Related Fees

We did not incur any fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2011 and 2012 (aside from the fees included under “Audit Fees” above).

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2011 and 2012 were $0 and $50,000, respectively, which, in 2012, related to international taxation and cash distributions.

All Other Fees

The aggregate other fees billed for professional services rendered to us by our principal accountants in 2011 and 2012 were $0 and $7,000, respectively, which, in 2012, related to our agreement with the OCS.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

The audit committee of our board of directors is responsible for the oversight of our independent accountants’ work.  The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent accountants, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.  These services may include audit services, audit-related services, tax services and other services, as described above.  Our audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, our independent accountants and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.  Such fees for 2011 and 2012 were pre-approved by the audit committee in accordance with these procedures, including: (a) in 2011— (i) a $4,000 amount that was approved for the review of our financial statements for the six-month period ended June 30, 2011 that was required in connection with the dividend that we paid in September 2011and (ii) $5,200 for tax consulting related to our application to an Israeli court for cash distributions of up to $10 million to our shareholders; and (b) in 2012—  (i) $47,000 for international tax services; (ii) approximately $7,000 in hourly fees for advice regarding our agreement with the OCS; and (iii) $4,000 for a review of our quarterly 2012 financial statements that was required in connection with dividends that we paid in 2012.

Item 16D.  Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On June 4, 2008, we announced that our board of directors had approved the use of up to $1 million of our available cash to repurchase our ordinary shares.  Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors.  Such purchases were to be made in accordance with the requirements of U.S. securities laws.  For portions of the authorized repurchase amount, we entered into plans that were compliant with Rule 10b5-1 and Rule 10b-18 under the Exchange Act that were designed to facilitate such purchases.  The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  In August 2010, we suspended repurchases under this program, and did not make any further repurchases during 2011 or 2012.  We may continue repurchases under this program once again at any time in the future.

Item 16F.   Change in Registrant’s Certifying Accountant.

Not applicable.

Item 16G.  Corporate Governance.

The NASDAQ Capital Market requires companies with securities listed thereon to comply with its corporate governance standards. As a foreign private issuer, we are not required to comply with all of the rules that apply to listed domestic U.S. companies. Pursuant to NASDAQ Listing Rule 5615(a)(3), we have notified NASDAQ that with respect to the corporate governance practices described below, we instead follow Israeli law and practice and accordingly will not follow the NASDAQ Listing Rules. Except for the differences described below, we do not believe there are any significant differences between our corporate governance practices and those that apply to a U.S. domestic issuer under the NASDAQ Capital Market corporate governance rules.

•
Majority Board Independence and Executive Sessions of Independent Directors:  Under Israeli law, the board of directors needs to include external directors (as described in “Item 6— Directors, Senior Management and Employees— Board of Directors— External Directors”) but independent, unaffiliated or external directors do not need to comprise a majority of the board, unlike the majority “independent director” requirement under NASDAQ Listing Rule 5605(b)(1). Furthermore, under Israeli law, all matters that are subject to the approval of a company’s board of directors are discussed by the full board of directors. Thus, independent directors do not conduct separate, “executive” sessions, as is required under NASDAQ Listing Rule 5605(b)(2).

•
Independent Director Oversight of Nominations: Under Israeli law, there is no requirement to have an independent nominating committee or the independent directors of a company select (or recommend for selection) director nominees, as is required under NASDAQ Listing Rule 5605(e) for a U.S. domestic issuer. Our board of directors handles this process, as is permitted by our articles and the Companies Law. We also need not adopt a formal board resolution or charter addressing the director nominations process and such related matters as may be required under the U.S. federal securities laws, as NASDAQ requires for a U.S. issuer.

•
Independent Director Oversight of Executive Officer Compensation:  As described under “Item 6— Board Practices— Board Committees— Compensation Policy and Committee”, under a recent amendment to the Companies Law, the compensation of our executives and other office holders will be subject to (i) a compensation policy that we will need to adopt in 2013 and (ii) the recommendations of a compensation committee of our board of directors that we have appointed. The required composition of that committee and the procedure for approval of compensation under that Companies Law amendment differ slightly from those under NASDAQ Listing Rule 5605(d), which requires that the compensation of executive officers be recommended or determined solely by independent directors or by a compensation committee of the board consisting solely of independent directors (as defined under the NASDAQ Listing Rules). While there is significant practical overlap as to who qualifies to serve on the compensation committee under the Companies Law and the NASDAQ Listing Rules, the requirements are not identical, and we comply with the Companies Law requirement.

•
Shareholder Approval: We do not intend to comply (if and when the events underlying such rule become relevant) with the NASDAQ listing requirement for shareholder approval for the establishment of, and amendments to, stock option or equity compensation plans (NASDAQ Listing Rule 5635(c)), which matter is not subject to shareholder approval under Israeli law and practice.

•
Distribution of Annual and Interim Reports: As opposed to NASDAQ Listing Rule 5250(d) that requires listed issuers to make annual and quarterly reports available to shareholders in one of a number of specific manners, Israeli law does not require us to distribute such reports directly to shareholders, and the generally accepted business practice in Israel is not to distribute such reports to shareholders but to make such reports available through a public website. In addition, we will make our annual report containing audited financial statements available to our shareholders at our offices (in addition to a public website) and will only mail such report to shareholders upon request.

Item 16H.  Mine Safety Disclosure.

Not applicable.

PART III

Item 17.	Financial Statements.

We have elected to provide financial statements and related information pursuant to Item 18.

Item 18.	Financial Statements.

See pages F-1 through F-34 appended hereto.

Item 19.	Exhibits.

1.1
Amended and Restated Articles of Association of Cimatron Ltd. (incorporated by reference to Exhibit A to our Proxy Statement for our 2006 Annual General Meeting of Shareholders, included in our Current Report on Form 6-K, filed with the SEC on November 22, 2006)

4.1
Services Agreement by and between Cimatron Ltd. and DBSI Investments Ltd. (“DBSI”), as assignee of Zeevi Computers and Technology Ltd. (incorporated by reference to our Registration Statement on Form F-1, File No.  333-1484, as amended, filed with the SEC on February 16, 1996)

4.2
Registration Rights Agreement, dated June 3, 2007, by and among Cimatron Ltd., 3Kotek 2 B.V. (as successor in interest to Koonras Technologies Ltd.) and DBSI Investments Ltd. (incorporated by reference to Exhibit 4.2 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2006, filed with the SEC on June 28, 2007)

4.3
Registration Rights Agreement, dated December 31, 2007, by and between Cimatron Ltd. and William F. Gibbs (incorporated by reference to Exhibit 4.2.3 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008)

4.4
Employment Agreement, dated as of January 2, 2008, by and between William F. Gibbs and Cimatron Gibbs LLC (formerly known as Nortamic LLC) (incorporated by reference to Exhibit 4.2.5 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2007, filed with the SEC on June 30, 2008)

8.1	List of Cimatron Ltd. Subsidiaries

12.1	Certificate of Chief Executive Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

12.2	Certificate of Chief Financial Officer pursuant to Rule 13a-14(a)/Rule 15d-14(a) under the Exchange Act

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

101
The following financial information from Cimatron Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2012 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2012 and 2011; (ii) Consolidated Statements of Operations for the years ended December 31, 2012, 2011 and 2010; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010; (iv) Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2012, 2011 and 2010; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIMATRON LTD.

By:	/s/ Dan Haran
Name: Dan Haran
Title: President and Chief Executive Officer

Date: April 30, 2013

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd. ("the Company") and its subsidiaries as of December 31, 2012 and 2011 and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We didn't audit the financial statements of a subsidiary, which statements reflect total assets constituting 16% and 11% of consolidated total assets as of December 31, 2012 and 2011, respectively, and total revenues constituting 39%, 30% and 30% of consolidated revenues for the years ended December 31, 2012, 2011 and 2010 respectively.
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

In our opinion, based on our audits and report of the other auditor, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2012 and 2011 and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 5, 2013

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 2	2 0 1 1
ASSETS

Current assets
Cash and cash equivalents		$11,903	$11,787
Trade accounts receivable, net of allowance for doubtful accounts of $1,004 and $964 as of December 31, 2012 and 2011 respectively	3	6,049	5,840
Other accounts receivable and prepaid expenses	4	1,592	1,264
Inventory		196	188
Total current assets		19,740	19,079

Deposits with insurance companies and severance pay funds	7	3,296	3,069

Property and equipment	5
Cost		10,062	9,845
Less - accumulated depreciation		9,187	8,836
Property and equipment, net		875	1,009

Other assets
Goodwill, net		9,067	8,998
Other Intangible Assets		1,432	2,367
Total other assets		10,499	11,365
Total assets		$34,410	$34,522

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 2	2 0 1 1

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit		$1	$87
Related parties		150	144
Trade payables		1,169	1,072
Other liabilities and accrued expenses	6	7,054	8,904
Deferred revenues		2,843	2,403
Total current liabilities		11,217	12,610

Long-term liabilities
Accrued severance pay	7	4,453	4,135
Long term loan		-	6
Deferred tax liability		275	639
		4,728	4,780

Contingent liabilities and commitments	8	-	-

Shareholders’ equity
Cimatron Ltd. Shareholders’ equity:
Share capital:	9
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding 9,948,948 shares at December 31, 2012 and 9,907,948 at December 31, 2011)		313	313
Additional paid-in capital and other capital surplus		18,906	18,999
Accumulated deficit		(24)	(851)
Accumulated comprehensive loss		(6)	(446)
		19,189	18,015
Treasury stock, at cost; 607,956 shares at December 31, 2012 and 2011		(752)	(752)
Total Cimatron Ltd. shareholders’ equity		18,437	17,263

Non controlling interest		28	(131)
Total equity		18,465	17,132

Total liabilities and shareholders’ equity		$34,410	$34,522

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

		Year ended December 31,
	Note	2 0 1 2	2 0 1 1	2 0 1 0

Revenues:	12a
Products		$19,120	$18,177	$15,994
Maintenance and Services		23,194	22,537	20,080
Total		42,314	40,714	36,074

Cost of revenues	12b
Products		3,483	3,769	4,320
Services		1,609	1,614	1,556
Total		5,092	5,383	5,876

Gross profit		37,222	35,331	30,198

Research and development expenses, net		7,001	6,739	6,014

Selling, general and administrative expenses	12c	24,677	24,453	22,053

Operating income		5,544	4,139	2,131

Financial income (expenses), net		(35)	(195)	97
Other expenses		(30)	(6)	(6)

Income before income taxes		5,479	3,938	2,222

Income taxes	10	(1,770)	(1,327)	(657)

Net income after income taxes		3,709	2,611	1,565

Less: Net loss (gain) attributable to the non controlling interest		(10)	57	26

Net income attributable to Cimatron's shareholders		$3,699	$2,668	$1,591

Net Income per share (basic and diluted)		$0.40	$0.29	$0.18

Weighted average number of shares outstanding
Basic earnings per share		9,323	9,252	9,000

Diluted earnings per share		9,337	9,292	9,000

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (in thousands)

	Year ended December 31,
	2012	2011	2010
Net income	$3,709	$2,611	$1,565
Unrealized gain (loss) on derivative instruments	277	(431)	(79)
Unrealized gain (loss) on other assets & Goodwill in non-reporting currency	59	(109)	207
Foreign currency translation adjustment	104	359	(468)
Comprehensive income (loss)	$4,149	$2,430	$1,225

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	income (loss)	deficit)	stock	equity

Balance at December 31, 2009	$(48)	$304	$18,204	$75	$(1,894)	$(542)	$16,099

Changes during the year ended December 31, 2010:
Net Income (loss)	(26)				1,591		1,565
Investment in treasury stock						(210)	(210)
Comprehensive loss				(340)			(340)
Exercise of stock options		-	11				11
Stock option compensation			60				60
Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)	$17,185

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit)	stock	equity

Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)	$17,185

Changes during the year ended December 31, 2011:
Net Income (loss)	(57)				2,668		2,611
Cash dividend paid					(3,216)		(3,216)
Comprehensive loss				(181)			(181)
Exercise of stock options		9	724				733
Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit)	stock	equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

Changes during the year ended December 31, 2012:
Net Income	10				3,699		3,709
Cash dividend paid					(2,872)		(2,872)
Changes in non-controlling interest	149		(205)				(56)
Comprehensive income				440			440
Exercise of stock options		-	112				112
Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)	$18,465

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

CASH FLOWS - OPERATING ACTIVITIES
Net Income	$3,709	$2,611	$1,565

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,307	1,376	1,512
Increase (decrease) in accrued severance pay	159	(135)	228
Loss from sale of property and equipment, net	-	-	8
Stock options compensation	-	-	60
Deferred taxes, net	104	504	406

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	178	(222)	(583)
Decrease (increase) in inventory	(12)	(2)	13
Decrease (increase) in deposits with insurance companies
and severance pay fund	(227)	210	(344)
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(2,045)	228	1,908
Net cash provided by operating activities	3,173	4,570	4,773

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(265)	(428)	(384)
Proceeds from sale of property and equipment	1	-	-
Purchase of non-controlling interest	(52)	-	-
Net cash used in investing activities	(316)	(428)	(384)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	(83)	(10)	(340)
Long-term bank credit	(8)	(87)	(98)
Proceeds from issuance of shares upon exercise of options	112	733	11
Cash dividend paid	(2,872)	(3,216)	-
Investment in treasury stock	-	-	(210)
Net cash used in financing activities	(2,851)	(2,580)	(637)

Effect of exchange rate changes on cash	110	4	(215)
Net increase in cash and cash equivalents	6	1,562	3,752
Cash and cash equivalents at beginning of year	11,787	10,221	6,684
Cash and cash equivalents at end of year	11,903	11,787	10,221
Supplemental information:
Cash paid during the year for income taxes	$1,083	$755	$80

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Appendix B - Non-cash transactions

Purchase of property on credit	$5	$19	$68

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

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2012 the Company had no investment in marketable securities.

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

K.	Impairment of long-lived assets, goodwill and other intangible assets

The Company evaluates its long-lived tangible and intangible assets for impairment in accordance with ASC 350-20, “Goodwill and Other Intangible Assets,” and ASC 360-10, “Accounting for the Impairment or Disposal of Long-Lived Assets,” whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Goodwill is subject to an annual test for impairment. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. No write-offs were recorded during 2012, 2011 and 2010.

During 2012, 2011 and 2010, the Company amortized approximately $934,000, $990,000 and $984,000 respectively.

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to be not recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10").

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

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

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

There were no option grants in 2012 ,2011 and 2010.

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

The Company evaluates the realizability of the Company's deferred tax assets for each jurisdiction in which it operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income. In circumstances where there is sufficient negative evidence indicating that deferred tax assets are not more-likely-than-not realizable, the Company establishes a valuation allowance.

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

In accordance with ASC 815-10, "Accounting for Derivative Instruments and Hedging Activities", as amended, the Company recognizes all derivative instruments as either assets or liabilities on the balance sheet at fair value. Fair values of currency forward contracts and currency options are based on quoted market prices or pricing models using current market rates. The accounting for gains or losses from changes in fair value of a derivative instrument depends on whether it has been designated and qualifies for hedge accounting as well as on the type of hedging relationship.

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

The fair value of foreign currency forward contracts and foreign currency options outstanding at December 31, 2012 and 2011 were $0 and $(277), respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2	-	SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements

In the first quarter of 2012, the Company adopted amended standards that increase the prominence of items reported in other comprehensive income. These amended standards eliminate the option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity and require that all changes in stockholders’ equity - except investments by, and distributions to, owners - be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. The adoption of these amended standards did impact the presentation of other comprehensive income, as the Company has elected to present two separate but consecutive statements, but did not have an impact on the Company’s financial position or results of operations.

In July 2012, the FASB amended its existing guidance for goodwill and other intangible assets. This authoritative guidance gives companies the option to first perform a qualitative assessment to determine whether it is more likely than not that an indefinite-lived intangible asset is impaired. To perform a qualitative assessment, a company must identify and evaluate changes in economic, industry and company-specific events and circumstances that could affect the significant inputs used to determine the fair value of an indefinite-lived intangible asset. If a company determines that it is more likely than not that the fair value of such an asset exceeds its carrying amount, it would not need to calculate the fair value of the asset in that year. This authoritative guidance is effective January 1, 2013, with early adoption permitted. The implementation of this authoritative guidance is not expected to have a material impact on the Company’s financial position or results of operations

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 3	-	TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 2	2 0 1 1

Accounts receivable	$7,053	$6,804
Less - allowance for doubtful accounts	(1,004)	(964)
	$6,049	$5,840

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Allowance for doubtful accounts at beginning of year	$964	$983	$1,404
Provision	130	156	(307)
Translation adjustments	(3)	(1)	(1)
Accounts receivable written off	(87)	(174)	(113)
Allowance for doubtful accounts at end of year	$1,004	$964	$983

NOTE 4	-	OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 2	2 0 1 1

Prepaid expenses	$337	$312
Deferred tax asset	370	50
Government institutions	693	704
Other	192	198
	$1,592	$1,264

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5	-	PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 2	2 0 1 1
Cost:
Computers and software	$7,014	$6,819
Office furniture and equipment	2,302	2,297
Vehicles	145	143
Leasehold improvements	601	586
	10,062	9,845
Accumulated depreciation:
Computers and software	6,268	5,975
Office furniture and equipment	2,197	2,165
Vehicles	143	131
Leasehold improvements	579	565
	9,187	8,836
Property and equipment, net	$875	$1,009

NOTE 6	-	OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 2	2 0 1 1

Employees and related liabilities	$2,550	$2,569
Accrued expenses	2,276	1,892
Accrued royalties	-	2,967
Taxes to government institutions	1,078	836
Derivative instruments	-	277
Deferred tax liability	1,150	363
	$7,054	$8,904

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 7	-	ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

A.
In consideration of grants received from the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor (the “Chief Scientist”), the Company was obligated to pay the Chief Scientist, royalties of 3.5% of sales of products developed with funds provided by the Chief Scientist, until the dollar-linked amount of such royalty payments is equal to 100% (150% for certain grants) of the grant payments received by the Company plus Libor interest rate (the Libor interest rate applies to grants received since January 1999). With respect to funds provided by the Chief Scientist for development projects held until December 31, 2000, the Company received grants in a total amount of $9,500, and paid back to the Chief Scientist royalties in the amount of approximately $6,600. The Company believed that the majority of products that it has sold since January 1, 2005 were not based on technology developed with funds provided by the Chief Scientist and that, accordingly, such sales should not be subject to the payment of royalties to the Chief Scientist. Nevertheless, the Company accrued royalty expenses in its financial reports for the periods from January 1st, 2005 to March 31st, 2010 in the amount of approximately $2,900, but has not paid any royalties associated with the products mentioned above to the Chief Scientist. In July 2012 the Company reached an agreement with the Chief Scientist, pursuant to which, Cimatron paid to the Chief Scientist an amount of approximately $2,500, and the Chief Scientist exempted Cimatron from any further royalty reports and payments, other than as may be required under applicable law in the event of a transfer of know how outside of Israel. As a result of this agreement, the Company recorded additional income of approximately $400, reflected as a lower cost of revenue in its 2012 Statement of Operations.

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

The Company's contingent liability to the Fund as of December 31, 2012 is $558,000, contingent upon the Company’s incremental exports.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8	-	CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $2,805 until December 31, 2015.

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2012, 2011 and 2010 were approximately $1,147, $1,194, and $1,187, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2012. The minimum payment under these operating leases, that would be due upon the cancellation thereof, amounted to $802 as of December 31, 2012.

Future minimum lease commitments under the Company's operating leases as of December 31, 2012 are as follows:

Year ended December 31,
2013	$1,945
2014	1,667
2015	1,388
2016	1,354
2017 and thereafter	1,368
$7,722

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	-	SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are traded in the United States and in Israel, and are listed on the Nasdaq Capital Market and on the Tel-Aviv Stock Exchange, respectively.

B.	Share Option Plans

In October 2004, the Company's Board of Directors adopted a share option plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

In February 2005, 238,500 options, with an exercise price of $2.20 per share, were granted under the 2004 Share Option Plan to employees of the Company, and in August 2005, the Board of Directors approved the grant of an additional 32,000 options, with an exercise price of $2.00 per share, to a Company employee, under such plan. 18,905 options from such grants were outstanding at December 31, 2012.

In December 2005, our Board of Directors increased the 2004 Share Option Plan share reserve by an additional 250,000 shares.

In May 2006 an additional 189,000 options, with exercise prices of $1.75-$2.00 and with terms of five years, were granted to Company employees under the 2004 Share Option Plan, and in  August 2007, an additional 79,000 options, with an exercise price of $2.78 and with a term of five years, were granted to Company employees under such plan. As of December 31, 2012, no options from such grants were outstanding.

In January 2008, the Company granted an additional 66,000 options, with an exercise price of $2.75 and a term of five years, to Company employees, and in April 2008, an additional 2,000 options, also with an exercise price of $2.75 and a term of five years, were granted to a Company employee under the 2004 Share Option Plan. As of December 31, 2012, an aggregate of 2,000 options from such grants were outstanding. Such options become exercisable pursuant to a three (3) year vesting schedule, as follows: (i) thirty-three percent (33%) of the options become exercisable on the first anniversary of the grant date; and (ii) sixteen and one-half percent (16.5%) of the options become exercisable at the end of each subsequent six month period over the course of the following two (2) years, subject to the continued employment of each employee/grantee.

In November 2007, the Company's Board of Directors approved the transfer of a pool of 618,500 unallocated options from a previous stock option plan adopted in April 1998 (the “1998 Share Option Plan”) to the 2004 Share Option Plan for future grants.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	-	SHAREHOLDERS’ EQUITY (cont.)

The Company intends to grant additional options under the 2004 Share Option Plan to various of its directors, executive officers and employees. At December 31, 2012 options to purchase 641,917 of the Company's Ordinary Shares were available under the 2004 Share Option Plan for grants to directors, officers, employees and consultants of the Company.

A summary of the status of the Company’s stock option plans (both the 1998 Share Option Plan and the 2004 Share Option Plan) as of December 31, 2012, 2011 and 2010, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 2		2 0 1 1		2 0 1 0
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	59,905	$2.56	400,655	$2.21	452,656	$2.21
Granted	-		-	-	-	-
Exercised	(39,000)	$2.72	(340,750)	$2.15	(6,500)	$1.75
Cancelled	-		-	-	(45,501)	$2.26
Outstanding at year end	20,905	$2.25	59,905	$2.56	400,655	$2.21
Options exercisable at year end	20,905	$2.25	59,905	$2.56	392,738	$2.20
Weighted average fair value
of options granted
during the year	-		-		-

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9	-	SHAREHOLDERS’ EQUITY (cont.)

B.	Share Option Plans (cont.)

The following table summarizes information about stock options outstanding at December 31, 2012:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2012	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2012	Weighted average exercise price

$2.2 - $2.75	20,905	1.98	$2.25	20,905	$2.25

The following table summarizes information about stock options outstanding at December 31, 2011:

	Options outstanding			Options exercisable
Range of exercise prices	Number of shares underlying outstanding options at December 31, 2011	Weighted average remaining contractual life (years)	Weighted average exercise price	Number of shares underlying exercisable options at December 31, 2011	Weighted average exercise price

$2.2 - $2.78	59,905	1.78	$2.56	59,905	$2.56

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES

A.	The Law for Encouragement of Capital Investments, 1959

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

On May 12, 2011 and August 4, 2011, the Company declared special cash dividends of NIS 0.45 per share and NIS 0.80 per share, respectively (approximately $0.12 and $0.22, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 20, 2011 and September 12, 2011 to shareholders of record as of May 31, 2011 and August 24, 2011, respectively. On May 17, 2012 and November 7, 2012, the Company declared special cash dividends of NIS 0.78 per share and NIS 0.41 per share, respectively (approximately $0.20 and $0.11, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on June 25, 2012 and December 17, 2012 to shareholders of record as of June 4, 2012 and November 28, 2012, respectively. The Company believes that these distributions were not made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise.

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

Pursuant to a recent amendment to the Investments Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise  earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011 will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. As of December 31, 2012 Cimatron intended to elect to benefit from such reduced corporate tax rate on exempt Approved Enterprise earnings, in case such earnings are distributed to shareholders, hence a deferred tax provision in the amount of $787 is included in the Company’s financial statements for the year ended December 31, 2012. Such tax payment is expected to release the Company’s entire exempt Approved Enterprise earnings of approximately $7,900 for future cash distributions.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES (Cont.)

On December 27, 2012 and February 5, 2013, the Company declared special cash distributions of NIS 1.60 per share and NIS 1.54 per share, respectively (approximately $0.43 and $0.41, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on February 4 and March 5, 2013 to shareholders of record as of January 17 and February 15, 2013, respectively. These distributions were made from paid-in capital, following a court approval that was given in April 2012, allowing the distribution of up to $10 million to Cimatron shareholders, and following a ruling that was obtained from the Israeli Tax Authority. Further distributions under the said court approval and tax ruling, if any, are subject to subsequent Board of Directors approval of specific payments out of the total potential distribution amount. The above-mentioned ruling from the Israeli Tax Authority (the “Ruling”) dictated, among other things, that any distributions made under the above-mentioned court approval would be considered as distributions that were made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, up to the total amount of such exempt earnings. The Ruling also provided that if the Company would elect to benefit from reduced corporate tax rate on exempt Approved Enterprise earnings pursuant to the above-mentioned amendment to the Investments Law which became effective on November 12, 2012, such reduced tax rate would apply to distributions made under the court approval. In January 2013 the Company elected to benefit from the reduced tax rate and in February 2013 the Company paid to the Israeli Tax Authority the amount of approximately $787.

B.	Current income taxes.

The Company's current income tax liability in 2012, 2011 and 2010, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Income (loss) before taxes on income:
Domestic (Israel)	$1,124	$646	$127
Foreign	4,355	3,292	2,095
	5,479	3,938	2,222
Provision for income taxes:
Deferred taxes	(104)	(504)	(347)
Current taxes	(1,666)	(823)	(310)
	$(1,770)	$(1,327)	$(657)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10	-	INCOME TAXES (Cont.)

C.	Deferred income taxes

The corporate tax rate in Israel is as follows: 2009 - 26%, 2010 - 25%, 2011 - 24%.

In July 23, 2009 the Israeli Parliament (Knesset) passed the Economic Efficiency Law (Legislative Amendments for implementation of the economic plan for 2009 and 2010) of 2009 which defined, inter alia, further gradual reductions of corporate tax rates and real capital gains tax, in Israel, starting in 2011, to the following rates: 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20% and in 2016 and onwards - 18%. Such tax reductions have no significant impact on the Company's financial statements.

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

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 2	2 0 1 1

Deferred tax assets:
Loss carryforwards	$703	$1,521
Temporary differences	439	-
Other reserve and allowances	55	49
Total deferred tax assets	1,197	1,570
Valuation allowance	(827)	(1,520)
	$370	$50
Deferred tax liabilities:
Intangible assets	(638)	$(1,002)
Exempt Approved Enterprise earnings	(787)	-
Total deferred tax liabilities	(1,425)	(1,002)
Total deferred tax assets (liabilities), net	$(1,055)	$(952)

The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from temporary differences and from net operating loss carry forwards in Italy.

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

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Income (loss) before income taxes as reported
in the consolidated statements of operations	$5,479	$3,938	$2,222

Income taxes under statutory tax rate	1,816	1,257	907

Increase (decrease) in taxes:

Decrease in valuation allowance	(693)	(190)	(240)
Increase in taxes resulting from permanent differences and non deductible expenses	(48)	204	307
Tax in respect of prior years	711	-	(243)
Differences in taxes arising from differences between Israeli currency income and dollar income, net *	172	56	(67)
Other	(188)	-	(7)
Income taxes in the statements
of operations	$1,770	$1,327	$657

*
Differences between Israeli currency income and dollar income are based on changes in the Israeli CPI (the basis for computation of taxable income in Israel) and the exchange rate of Israeli currency relative to the dollar.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -	INCOME TAXES (Cont.)

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

Year ended
December 31,
2 0 1 2

Balance at January 1, 2012	$544
Gross change tax positions of current period	463
Gross change for tax positions of prior year	(220)
Balance at December 31, 2012	$787

The Company believes that it has adequately provided for any reasonably foreseeable outcomes related to tax audits and settlement. The final tax outcome of its tax audits could be different from that which is reflected in the Company’s income tax provisions and accruals. Such differences could have a material effect on the Company’s income tax provision and net income in the period in which such determination is made.

E.	Tax assessments

The Company has been issued final tax assessments by the Israeli income tax authorities through the tax year ended December 31, 2006.

The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2007 and is currently under assessment for the years 2009-2011.

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

B.
The following transactions between the Company, on the one hand, and Koonras and/or DBSI (significant shareholders of the Company), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Management fees	$499	$520	$489

C.
Prior to the Company’s merger with Gibbs System Inc. (Gibbs), Gibbs leased office space in Moonpark, California from a limited liability corporation controlled by Mr. William F. Gibbs. In connection with the merger in 2008, the lease was assigned to the Company, as a result of which the Company leases the space from that limited liability corporation.  At the time of the assignment of the lease, the Company entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for the Company to extend the lease for an additional five years. Also, as a result of the lease amendment, the rent that the Company is obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month). In August 2012 the Company exercised its option to extend the lease for an additional five years, ending on December 31, 2017, under the same terms and rent payments as existed prior to the extension.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -	SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2012, 2011 and 2010:

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Revenue by geographical region:
Israel	$969	$979	$977
Germany	9,648	9,860	8,300
Italy	6,352	6,797	6,473
Rest of Europe	3,635	3,438	2,978
Far East	6,646	6,050	5,729
USA	12,337	11,187	9,172
Rest of North America	1,902	1,659	1,743
Others	825	744	702
	$42,314	$40,714	$36,074

Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Hardware and software	$3,217	$3,073	$3,505
Salaries and employee benefits	1,212	1,084	1,118
Amortization of capitalized software development cost	-	-	39
Royalties to the Chief Scientist	(419)	-	89
Amortization of other intangible assets	588	588	588
Depreciation	12	9	9
Other	474	632	522
	5,084	5,386	5,870
Decrease (increase) in inventory	8	(3)	6
	$5,092	$5,383	$5,876

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -	SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 2	2 0 1 1	2 0 1 0

Marketing costs	$1,267	$1,167	$1,019
Selling expenses	18,281	18,135	16,378
General and administrative expenses	4,606	4,535	3,970
Amortization of other intangible assets	325	392	396
Depreciation	198	224	290
	$24,677	$24,453	$22,053

INDEPENDENT AUDITORS’ REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheets of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2012 and 2011, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California February 22, 2013