Form 20-F
period 2013-12-31
CIMATRON LTD
filed 2014-04-30
CIK 1008595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

10,731,397 Ordinary Shares, par value NIS 0.10 per share

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

Yes ☒                            No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.

Large accelerated filer: ☐     Accelerated filer: ☐      Non-accelerated filer: ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

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

CERTAIN ADDITIONAL TERMS AND CONVENTIONS

In this annual report, unless the context otherwise requires:

•	references to “Cimatron,” “our company,” “the Company,” “the registrant,” “we,” “us,” and “our” refer to Cimatron Limited and its consolidated subsidiaries;

•	references to “ordinary shares”, “our shares” and similar expressions refer to the Company’s Ordinary Shares, nominal value NIS 0.10 per share;

•	references to “dollars”, “U.S. dollars”, “U.S. $” and “$” are to United States Dollars;

•	references to “Euro” or “ˆ”are to the Euro, the official currency of the Eurozone in the European Union

•	references to “shekels” and “NIS” are to New Israeli Shekels, the Israeli currency;

•	references to the “articles” are to our Articles of Association, as amended;

•	references to the “Companies Law” are to Israel’s Companies Law, 5759-1999, as amended;

•	references to the “Securities Act” are to the Securities Act of 1933, as amended;

•	references to the “Exchange Act” are to the Securities Exchange Act of 1934, as amended;

•	references to “NASDAQ” are to the Nasdaq Stock Market; and

•	references to the “SEC” are to the United States Securities and Exchange Commission.

PART I

Item 1.                      Identity of Directors, Senior Management and Advisers.

Not Applicable.

Item 2.                      Offer Statistics and Expected Timetable.

Not Applicable.

Item 3.                      Key Information.

Selected Financial Data

Our historical consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States, or GAAP, and are presented in U.S. dollars.  The selected historical consolidated financial information as of December 31, 2013 and 2012 and for each of the three years ended December 31, 2013, 2012 and 2011 have been derived from, and should be read in conjunction with, our consolidated financial statements and the notes thereto appearing elsewhere in this annual report.  The selected financial data as of December 31, 2011, 2010 and 2009 and for each of the years ended December 31, 2010 and 2009 have been derived from our audited financial statements not included in this annual report.

The information presented below is qualified by the more detailed historical consolidated financial statements set forth in this annual report, and should be read in conjunction with those consolidated financial statements, the notes thereto and the discussion under “Item 5 - Operating and Financial Review and Prospects” included elsewhere in this annual report.

	Year Ended December 31,
	2013	2012	2011	2010	2009
	(In thousands of US$, except per share data)
Consolidated Statement of Income Data:
Revenue:
Products	19,510	19,120	18,177	15,994	13,191
Services	24,736	23,194	22,537	20,080	19,766
Total	44,246	42,314	40,714	36,074	32,957

Cost of revenue:
Products	4,118	3,483	3,769	4,320	4,567
Services	1,711	1,609	1,614	1,556	1,619
Total	5,829	5,092	5,383	5,876	6,186
Gross profit	38,417	37,222	35,331	30,198	26,771
Research and development costs, net	7,389	7,001	6,739	6,014	5,736
Selling, general and
administrative expenses	25,566	24,677	24,453	22,053	21,992
Operating profit (loss)	5,462	5,544	4,139	2,131	(957)
Financial income (expenses), net	(23)	(35)	(195)	97	19
Other expenses	(15)	(30)	(6)	(6)	(41)
Income (loss) before taxes	5,424	5,479	3,938	2,222	(979)
Taxes on income	(572)	(1,770)	(1,327)	(657)	949
Income (loss) after income taxes	4,852	3,709	2,611	1,565	(30)
Less: Net loss (gain) attributable to the noncontrolling interest	(5)	(10)	57	26	44
Net income attributable to Cimatron’s shareholders	4,847	3,699	2,668	1,591	14
Net income per share	0.49	0.40	0.29	0.18	0.00
Weighted average number of shares outstanding	9,796	9,323	9,252	9,000	9,156

	As of December 31,
	2013	2012	2011	2010	2009
	(In thousands of US$)
Consolidated Balance Sheet Data:
Cash and cash equivalents	13,052	11,903	11,787	10,221	6,684
Working capital	11,692	8,523	6,469	5,885	4,506
Total assets	37,433	34,410	34,522	34,901	32,680
Total liabilities	15,719	15,945	17,390	17,716	16,581
Shareholders’ equity	21,714	18,465	17,132	17,185	16,099

Risk Factors

    Investing in our ordinary shares involves a high degree of risk. You should carefully consider the risk factors set forth herein and in the accompanying prospectus before deciding whether to invest in our ordinary shares. Additional risks and uncertainties not presently known to us may also affect our business. If any of these known or unknown risks or uncertainties actually occurs with material adverse effects on us, our business, financial condition and results of operations could be seriously harmed. In that event, the market price for our ordinary shares will likely decline and you may lose all or part of your investment.

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

The primary consumers for our products and services are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations. The manufacturing industry was particularly hard-hit by the global credit crisis in 2008 and 2009, as manufacturers found it very difficult to obtain the financing that they needed in order to make capital expenditures for their operations. Because of the lack of financing for new hardware, manufacturers had lesser demand for our software products and services, which are compatible with, and dependent upon, such hardware. This rippling effect had a material adverse effect on our primary source of revenues towards the end of 2008 and through 2009, thereby impacting our operating results and overall financial condition in a material, negative manner. Although beginning in 2010 through the current time  we have seen a recovery from the crisis, we cannot assure you that such a crisis will not return, and if so, to what extent it would affect our revenues and profitability.

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

Many mold, tool, die and fixture makers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for their manufacturing activities. We anticipate that this migration will continue. In order to continue to compete in the CAD/CAM software industry, we will need to increase our penetration of these markets. Certain of those markets are characterized by lower prices and by higher usage of pirated copies of software products. While those markets are also often much larger than a number of our traditional markets in Europe and the US, to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be materially adversely affected. We have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high end US and European markets, in which such migration is less prevalent. In more recent years we also benefited from a “re-shoring” trend in Europe and to a greater extent in the US, where manufacturers return part of their activities from low cost labor markets back to their home countries.

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

Although a majority of our revenues are denominated and paid in U.S. dollars, a significant portion are not so denominated and paid. Therefore, inflation and fluctuations in the U.S. dollar exchange rate have and may continue to have a material effect on our revenue. In addition, a significant portion of our international sales is denominated in Euros, and in the future additional sales may be denominated in currencies other than U.S. dollars, thereby exposing us to gains and losses on non-U.S. currency transactions. In particular, while in 2013 and 2012, the U.S. dollar depreciated in relation to the Euro by 4.5% and 2.0%, respectively, in 2011 and 2010, the U.S. dollar appreciated in relation to the Euro by 3.2% and 7.4%, respectively, due to the financial crises in several European Union countries, thereby adversely affecting the dollar-recorded value of our European-based sales and related revenues in those years, a trend that could return in 2014 or the future (all such changes reflect the change in the Euro-U.S. dollar exchange rate from the start to the conclusion of each such year). We may choose to limit this exposure by entering into hedging transactions. However, hedging transactions may not prevent exchange-related losses, and our business may be harmed by exchange rate fluctuations. Furthermore, as we seek to expand our sales to regions throughout the world, we might be exposed to risks of customers located in countries suffering from uncertain economic environments such as high inflation and solvency problems. Those issues and devaluation in local currencies of our customers relative to the U.S. dollar where our sales are denominated in U.S. dollars could cause customers to decrease or cancel orders or default on payment.

As applied to our Israeli operations, where we incur a portion of our operating expenses, to the extent that the value of the New Israeli Shekel, or NIS, appreciates relative to the U.S. dollar, our expenses on a U.S. dollar cost basis increase. We cannot predict any future trends in the rate of devaluation or appreciation of the NIS against the U.S. dollar. If the U.S. dollar cost of our operations in Israel continues to increase, our U.S. dollar-measured results of operations will be adversely affected. The NIS appreciated relative to the U.S. dollar by approximatelly 6.4% in 2013, devalued against the U.S. dollar in 2012 by 7.8% and appreciated relative to the U.S. dollar by approximately 4.1% in 2011 (based on the change in the average representative exchange rate over the course of each such year relative to the previous year).

Even if the NIS devalues relative to the U.S. dollar, the rate of inflation in Israel may exceed the rate of this devaluation or the timing of this devaluation may lag behind inflation in Israel.  The Israeli inflation rate was approximately 1.8%, 1.6% and 2.2% in 2013, 2012 and 2011, respectively, thereby increasing the U.S. dollar- recorded cost of our operations in Israel in those years and compounding the impact of the appreciation of the NIS relative to the U.S. dollar in 2013 and 2011 (and minimizing the impact of the devaluation of the NIS relative to the U.S. dollar in 2012).

If we are unable to accurately predict and respond to market developments or demands, or if our products are not accepted in the marketplace, our business will be adversely affected.

It is difficult to predict demand and CAD/CAM market acceptance for our solutions and products. We cannot guarantee that the market for our solutions and products will grow or that they will become widely accepted. If the market for our solutions and products, such as the new versions of CimatronE and GibbsCAM (CimatronE 11 and GibbsCAM 2014, respectively) that we released in 2012 and 2014, respectively, does not develop as quickly as we expect, our future revenues and profitability will be adversely affected. Changes in technologies, industry standards, client requirements and new product introductions by existing or future competitors could render our existing offerings obsolete and unmarketable, or require us to develop new products. If our solutions and products do not achieve or maintain market acceptance or if our competitors release new products that achieve quicker market acceptance, have more advanced features, offer better performance or are more price competitive, our revenues may not grow and may even decline. In addition, if a product that we develop and introduce does not achieve market acceptance, we may not be able to recover the costs associated with developing the product, which would have a negative effect on our profitability.

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

Our net income increased in 2013 to approximately $4.8 million from approximately $3.7 million in 2012, and from approximately $2.7 million in 2011. Although our improved results primarily reflect a combination of the positive effects of cost-cutting measures implemented due to the global economic downturn, which we initiated in 2009, and a growth in sales of new licenses and overall revenue growth in  2011, 2012 and 2013, we cannot be certain that such trends will continue, or will enable us to achieve positive results, in the future. We cannot assure you that we will remain profitable on an annual basis or avoid losses on a quarterly basis proceeding forward. If we incur losses in any given period, that will likely have an adverse impact on the market price of our ordinary shares.

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

Our share price and trading volume have been volatile and may be volatile in the future and this could limit investors’ ability to sell shares at a profit and could limit our ability to successfully raise funds

Since January 1, 2014 (through March 31, 2014), the closing price of our ordinary shares on NASDAQ has ranged from a low of $6.72 to a high of $10.75 and trading volume has been very volatile. The volatile price of our shares and the changing trading volume may make it difficult for investors to predict the value of their investment, to sell shares at a profit at any given time, or to plan purchases and sales in advance. A variety of factors may affect the market price of our ordinary shares including:

• negative global macroeconomic developments;
• developments concerning our existing or new collaborations or license agreements;
• successfully reaching certain developmental milestones;
• failure to raise capital on the capital markets;
• achievement or rejection of regulatory approvals by our collaborators or us;
• announcements of technological innovations by industry participants;
• developments concerning proprietary rights, including patents;
• regulatory developments in the United States, Israel and other countries;
• economic or other crises and other external factors;
• delay or failure by us or our collaborators in initiating, completing or analyzing product trials or the unsatisfactory design or results of these trials;
• changes in financial estimates by securities analysts;
• our need and ability to raise additional funds;
• our inability to disclose the commercial terms of, or progress under, our collaborations;
• our inability to show and accurately predict revenues; and
• sales of our ordinary shares.

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

We may issue additional ordinary shares. The issuance of any additional ordinary shares could be substantially dilutive to shareholders. The market price of our ordinary shares could decline as a result of sales of our ordinary shares made pursuant to a primary offering by our company or the perception that such future offering could occur. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our ordinary shares and (in the case of offerings by us) diluting their interests in us.

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

Our functional currency is the U.S. dollar, while a portion of our expenses, principally salaries and related personnel expenses, are incurred in NIS. As a result, we are exposed to the risk that the rate of inflation in Israel will exceed the rate of devaluation (if any) of the NIS in relation to the U.S. dollar or that the timing of any such devaluation will lag behind inflation in Israel. We cannot predict any future trends in the rate of inflation/ deflation in Israel. If the U.S. dollar cost of our operations in Israel increases, our U.S. dollar-measured results of operations will be adversely affected. The Israeli rate of inflation amounted to 2.2%, 1.6% and 1.8% for the years ended December 31, 2011, 2012 and 2013, respectively.

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

We benefit from certain government programs and tax benefits, particularly as a result of tax exemptions and reductions resulting from the approved enterprise status of our manufacturing facilities in Israel. To be eligible for these programs and tax benefits, we must continue to meet certain conditions. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. These programs and tax benefits may not be continued in the future at their current levels or at any level. From time to time, the Israeli government has discussed reducing or eliminating the availability of these grants, programs and benefits, and changed the conditions we had to meet in order to benefit from the programs, and there can be no assurance that the Israeli government’s support of grants, programs and benefits will continue. If grants, programs and benefits available to us or the laws, rules and regulations under which they were granted are eliminated or their scope is further reduced, or if we fail to meet the conditions of existing grants, programs or benefits and are required to refund grants or tax benefits already received (together with interest and certain inflation adjustments) or fail to meet the criteria for future “Approved”, “Benefited” or “Preferred” Enterprises, our business, financial condition and results of operations could be materially adversely affected including an increase in our provision for income taxes.

Furthermore, we have received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, or the Marketing Fund. We are obligated to pay the Markting Fund royalties amounting to 3% to 4% of the our incremental exports, up to a maximum of 100% of the grants received. On July 16, 2013, we received a letter from the Marketing Fund claiming that we did not properly calculate the amount of exports for the years 2008 through 2011. The Marketing Fund has requested that we provide export reports calculated based on the Marketing Fund’s alleged method of calculation . On August 1, 2013, we responded to the Marketing Fund stating our position that we believe we properly calculated the amount of exports.  On October 2, 2013, we received another letter from the Marketing Fund, claiming again (among other technical matters) that we did not properly calculate the amount of exports for the years 2008 through 2011. In a letter dated November 3, 2013, we fulfilled the technical requests appearing in the October 2, 2013 letter, and re-iterated our position regarding the method of exports calculations for the years 2008 through 2011. Although we believe that our position is strong, in the event that it is determined that we should follow the Marketing Fund’s approach, we would be required to pay royalties in the amount of the entire not-yet repaid grant of approximately $0.6 million.

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

In early 2013, we started exploring new opportunities in the field of additive manufacturing, which is more popularly known as 3D printing. Over the last few years, some of our customers and business partners have increasingly started to use and apply this emerging technology to their manufacturing processes, and we are researching how we can better serve our customers and partners in this field. We are a software company, and as such, we are looking for ways to support this industry from the software side rather than getting involved in the hardware side of additive manufacturing, including machines or materials. We believe that additive manufacturing has great potential in areas of manufacturing, such as prototyping, conformal mold cooling or production of complex parts in small series. We also see many advantages in using multiple manufacturing technologies, such as additive manufacturing , alongside more traditional subtractive manufacturing technologies like milling, turning and EDM, for producing complex and demanding parts. In early March 2013, our board of directors approved the establishment of a 3D printing advisory board, and named industry expert Terry Wohlers as its first member. The creation of this board, and Mr. Wohlers’ appointment to it, is aimed at accelerating our efforts in entering the additive and hybrid manufacturing field and assisting us in identifying ways in which we can further our efforts to serve the global manufacturing market as effectively and innovatively as possible. The coming release of CimatronE version 12, expected in mid-2014, will include our first solutions geared for the 3D printing market, as following: (a) a new module for the design and analysis of conformal cooling systems, an application of 3D printing; and (b) support for the Additive Manufacturing File (AMF) format – the new standard for converting 3D models into digital files for additive manufacturing. We believe that we will identify additional uses and applications of our technology for additive manufacturing as we gain more exposure to this emerging market, and that our knowledge and vast expertise in 3D modeling and manufacturing will allow us to take part in this field, as it becomes more and more commonly used, side by side with traditional subtractive manufacturing techniques.

We are currently in the early stages of entering this field, and it is too early to state whether, when and how exactly this will have a significant effect on our business. At this point, we have no revenues from additive manufacturing, and we cannot guarantee that we will have any significant revenues from additive manufacturing in the future.

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

On December 27, 2012, we announced that our board of directors had resolved to delist our ordinary shares from the TASE. Consequently, we applied to the TASE for such delisting, which was effective on April 4, 2013. The delisting in Israel has not affected our continued listing on the NASDAQ Capital Market.

In September 2013, we consummated an underwritten follow-on public offering of 900,000 of our ordinary shares, plus an additional 135,000 ordinary shares to cover over-allotments, pursuant to an underwriting agreement with Roth Capital Partners, LLC as sole underwriter. The shares (including the over-allotment shares) were sold at a price to the public of $6.00 per share, from which we realized net proceeds of approximately $5.8 million. The shares sold in the offering were listed for trading on the NASDAQ Capital Market.

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

The CAD/CAM software industry that developed in response to these needs is highly fragmented and characterized by many relatively small and privately owned companies.  We believe that, due to the large number of companies that operate in this market, we do not have a single major competitor or a group of competitors. The principal factors permitting our products to compete successfully against our competitors’ products are:

•	the compatibility of our products with other software applications and existing and emerging industry standards;

•	our ongoing product and feature development;

•	the offering of unique innovative products to the tooling and manufacturing industries;

•	the level of our product readth and integration;

•	the technical expertise and support that we provide;

•	the flexibility of our products;

•	the reputation we maintain among resellers of our products; and

•	the relatively low overall price and total cost of ownership of our products combined with the high-end capabilities of our products.

Business Overview

Principal Operations, Products and Developments

Following our merger with Gibbs System, we currently have two main product lines– CimatronE and GibbsCAM:

CimatronE

CimatronE, our CAD/CAM solution for the tooling and production industries, was initially released in September 2001. We released our newest major version of CimatronE (Version 11.0) in March 2013.  CimatronE provides comprehensive tools, applications and process-automation solutions for the mold, die and manufacturing industries.

With Version 11.0 of CimatronE, Cimatron helps mold and die designers and manufacturers as well as manufacturers of complex discrete parts step up to new levels of productivity with breakthrough improvements such as:

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

-	Ultra-high speed material removal with VoluMill for both Pocket and Rough. This cutting-edge technology offers up to 3 times faster machining and 2 times longer tool life.

-	New machining strategies offering superior results for Finish, Rough, Automated Drilling, Gun Drilling and for 2.5- to 5-Axis.

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

CimatronE encompasses a set of powerful and easy-to-use 3D design tools. The hybrid solid-surface-wireframe environment allows the user to manipulate important data or create conceptual part designs with equal ease.  In the design process, CimatronE integrates tools to split part geometry, find and implement changes, create electrodes and inserts, and detail tooling components. During manufacturing, CimatronE implements 2.5- to 5-axis toolpaths using high-speed machining, knowledge of stock remaining and templates to reduce programming and machining time.

CimatronE communicates with most other CAD/CAM systems, runs on personal computers and engineering workstations employing Windows-based operating systems (which are the primary operating systems used for the personal computer and workstation platforms on which our products are used) and transfers data easily and reliably among different hardware and software environments.

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

NC Solution

NC Solution is a manufacturing-only solution. This base solution offers comprehensive milling, drilling, simulation and verification capabilities up to 2.5-axis + 2-axis Positioning. NC Solution provides access to a wide range of CAD capabilities necessary to undertake any NC job. The system includes tool libraries and a post processor. NC Solution includes SAT, STL, PFM and one DI optional module (DWG, DXF or VDA).

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

Student Package

The Cimatron Student Package is a limited Cimatron package for students’ home use. The package covers most of CimatronE’s capabilities, and enables execution of small non-commercial projects. CAD modules include the following: Wire-frame, Surfacing and Solid part Modeling; Assembly; Drafting; Sketcher; Catalog Tools; QuickSplit; QuickCompare; QuickElectrode; and MoldDesign. CAM modules include 2.5-axis – 3-axis milling and 3X simulator. The system includes read-only Data Interface for IGES, VDA, STEP, DXF, and DWG. The package is protected via software mechanism and does not require a hardware protection plug.

View Only System

View Only System provides tools to view and check CAD/CAM projects. The system includes powerful 3D modeling and drafting capabilities, as well as key Cimatron modules, such as QuickSplit, QuickElectrode and viewing of 2.5-axis – 3-axis milling, including the 3X simulator. No “save” is possible with a View Only system. The system includes read-only translators to all leading standard formats: DXF, DWG, IGES, STEP, VDA, SAT, STL, and PFM.

In addition, the CimatronE product family includes the following optional vertical applications, optimized for manufacturing:

Mold Design

A complete Mold Design vertical application based on hybrid 2D/3D technology. Mold Design automates the mold base and component design process, and offers an innovative parametric and fully associative approach to the mold housing design process. Optimized applicative tools support the various mold design sub-systems, such as cooling, ejection, sliders, lifters and inserts.

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

Quick Electrode

QuickElectrode is an EDM electrode design package used to automate the whole electrode process. QuickElectrode is used for burn area selection, electrode design, management, documentation and manufacturing. It also includes the generic EDM Setup utility, which exports burning parameters from QuickElectrode.

ECO Manager

This is a complete Change Management application. It contains interactive tools that automatically compare between two geometry sets to identify engineering changes. It marks and displays the differences and changes, and saves the results in different file levels, supporting multiple ECO handling.

5-Axis Production

This is a complete package for 5-axis milling and drilling, including 5-axis Rough, finish and local operations. Ideal for complex tasks, such as milling inlets and impelers, 5-Axis Production is mainly used for discrete part manufacturing in demanding industries, such as Aerospace.

Micro-Milling

Dedicated NC application for milling miniature high precision parts, with sub-micron tolerances. Micro Milling allows the use of all Cimatron NC procedures with very small tools and for very fine geometry. Micro-milling is supported in 3-axis and 5-axis configurations.

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

GibbsCAM®

GibbsCAM, our CAD/CAM solution for discrete part production manufacturing, was first released in 1993.  The current shipping version, GibbsCAM 2014, was released in January 2014.  GibbsCAM provides a comprehensive suite of tools, applications and process-automation/standardization solutions for industrial manufacturers.

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

5-Axis Milling

GibbsCAM 5-Ax is Milling introduces support for 4th and 5th axis simultaneous rotary milling of multiple surfaces and solid models.  Full support for tool types (ball, flat, bull, conical, and lollipop) is provided with collision checking of the tool tip, tool shaft and holder.  With complete control over all aspects of the tool axis, superior surface finishes can be realized.  Task oriented dialog panels are provided to only display the parameters specific to a particular machining situation, such as projection machining, swarf milling, mold cavity machining, cylinder head machining, electrode machining, and turbine blade shaft finishing.  A set of dialog panels are also provided specifically for machining impellers: floor machining, general rouging and blade finishing.  A variety of posting solutions are also available from Gibbs posts, ProAXYZ 5-axis drivers, or APT-CL, which allows users to make use of established posting solutions.

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

Data Exchange Options

In order to ensure that GibbsCAM is able to work with data files from the widest variety of CAD sources, a comprehensive selection of various data exchange options are available.  These range from DXF/DWG, to IGES, VDA-FS, STEP AP203/AP214, CATIA V4, CATIA V5, CATIA V6, PTC Creo Parametric (GRANITE), NX, and ACIS.  In addition, GibbsCAM has the ability to read the native data files of most popular CAD systems: SolidEdge, NX, SolidWorks, Catia V4 and V5, Pro-E Wildfire, Rhinoceros, and KeyCreator.  The data exchange options or capabilities may require other GibbsCAM options.

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

A typical agreement with a CimatronE reseller is for a term of two years (subject to rolling two-year extensions).  Our CimatronE resellers are distributors and our agreements with them enable the CimatronE resellers to purchase our products at a discounted price. Certain of our CimatronE resellers act as our exclusive distributors in a single country or region.  Other than our larger CimatronE reseller in Japan, no CimatronE reseller accounted for more than 1.2% of our total consolidated revenue for the year ended December 31, 2013.

There can be no assurance that all existing relationships with our CimatronE resellers will be renewed. We believe that with the exception of our larger CimatronE reseller in Japan, the termination of our relationship with a single CimatronE reseller would not adversely affect us; however, the termination of our relationship with several of our CimatronE resellers at approximately the same time or with one of our two CimatronE resellers in Japan which accounted for 4.3% of our total consolidated revenue in 2013 could adversely affect us.  There can be no assurance that, in the event that we lose any of our CimatronE resellers, we will be successful in recruiting replacement professional and technically competent CimatronE resellers.

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

GibbsCAM resellers include eight who comprise the Gibbs “President’s Club.”  Each of these eight GibbsCAM resellers is an independent company that primarily engages in reselling Cimatron Gibbs LLC products and that represents the GibbsCAM resellers with the highest total sales of Cimatron Gibbs LLC products for the preceding year.  Other than the eight Presidents’ Club GibbsCAM resellers, no GibbsCAM reseller accounted for more than 0.80% of Cimatron’s total consolidated revenue for the year ended December 31, 2013. Even among the Presidents’ Club members themselves, none accounted for more than 2.2% of Cimatron’s total consolidated revenue during 2013.

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

Subsidiaries

Our strategy over the years has been to increase our direct involvement in certain key markets in which we felt our resellers were not maximizing our business opportunities, through the formation or acquisition of marketing and support subsidiaries.  In furtherance of this strategy, we have incorporated subsidiaries in several jurisdictions in the past. We have also acquired all of the outstanding voting interests, shares and/or business of certain of our resellers in the past, including Cimatron Technologies, Inc., our North American CimatronE reseller, Microsystem srl. (Microsystem), our Italian reseller, and our German GibbsCAM reseller, thereby converting them, or incorporating their business, into our subsidiaries.

In certain instances, where we have found it more efficient, such as in France and the United Kingdom, we have acted in the opposite manner, transferring our business activity from our subsidiaries to independent CimatronE resellers and ceasing the activity of those subsidiaries.

Most recently, during December 2012, we acquired the remaining 40% of the outstanding shares of our Guangzhou joint venture in China, following which it became a wholly owned subsidiary. In early 2013 we transferred the business activity of the Guangzhou subsidiary to Cimatron Beijing, our wholly-owned subsidiary headquartered in Beijing, and substantially ceased the activity of our Guangzhou subsidiary. In late March 2014, Microsystem srl. (Microsystem), our wholly-owned Italian subsidiary, acquired the remaining 40% of the outstanding shares of Trend srl. (Trend), its reseller in the Ancona area, following which Trend became a wholly-owned subsidiary of Microsystem. With the intention of achieving greater efficiencies in our Italian business, we intend to transfer the business activity of Trend to Microsystem and thereafter during 2014 to liquidate Trend.

Customers

Our end-users are typically small to medium-sized companies involved in the mechanical engineering and manufacturing industry, subcontractors that supply major corporations within the core mechanical engineering and manufacturing industry, and departments or divisions within these major corporations.  Our customers are located in over 35 countries worldwide.

In the years ended December 31, 2013, 2012 and 2011, approximately 48%, 46% and 49%, respectively, of our revenues were from Europe; approximately 2%,  2% and 2%, respectively, of our revenues were from Israel; approximately 16%, 16% and 15%, respectively, of our revenues were from the Far East; approximately 32%, 34% and 32%, respectively, of our revenues were from North America; and approximately 2%, 2% and 2%, respectively, of our revenues were from other countries.

Geographical Breakdown of Our Revenue

The following tables present a geographical breakdown of our revenues from products and services for the last three years (in thousands of U.S. dollars):

2013

	Products		Services
Geographical Region	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	7,953	40.8%	13,435	54.3%
Israel	554	2.8%	524	2.1%
Far East	4,485	23.0%	2,671	10.8%
North America	5,933	30.4%	7,912	32.0%
Other	585	3.0%	194	0.8%
Total	19,510	100.0%	24,736	100.0%

2012

	Products		Services
Geographical Region	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	7,251	37.9%	12,384	53.3%
Israel	452	2.4%	517	2.2%
Far East	4,194	21.9%	2,452	10.6%
North America	6,805	35.6%	7,434	32.1%
Other	418	2.2%	407	1.8%
Total	19,120	100.0%	23,194	100.0%

2011

	Products		Services
Geographical Region	Amount	Percent of Products Revenues	Amount	Percent of Services Revenues
Europe	7,307	40.1%	12,788	56.7%
Israel	482	2.7%	497	2.2%
Far East	3,791	20.9%	2,259	10.0%
North America	6,070	33.4%	6,776	30.1%
Other	527	2.9%	217	1.0%
Total	18,177	100.0%	22,537	100.0%

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

Organizational Structure

For further information about our subsidiaries and our beneficial ownership therein, see the discussion under “Business Overview—Subsidiaries” in this Item 4 above, as well as the list of our subsidiaries in Exhibit 8.1 to this annual report.

Property, Plants and Equipment

We do not own any real property.  We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2003. Until January 2006 we occupied an aggregate of approximately 2,100 square meters at this facility. Since January 10, 2006, we occupy approximately 1,750 square meters at this facility.  The initial term of this lease expired on June 30, 2006 and, after we exercised our option to extend the lease for an initial period of three years, we have further extended the lease for an additional five years, through June 30, 2014, and reduced the occupied space to approximately 1,491 square meters.  On June 4, 2013 we signed an extension agreement which extended the lease for additional five years through June 30, 2019. In 2013, the aggregate annual lease payments for all office premises were approximately $1.2 million.

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

The following table presents a breakdown of our approximate aggregate annual lease payments for office premises worldwide for the year 2013 (in thousands of U.S. dollars):

ENTITY	LOCATIONS	APPROXIMATE ANNUAL EXPENSE (in thousands of US$)
Cimatron parent company	Givat Shmuel, Israel (corporate headquarters)	330
Cimatron Gibbs LLC	Moorpark, California	305
North American subsidiary	Michigan and Illinois (U.S.)*	59
German subsidiary	Ettlingen, Hamm, Nurenberg, Koln and Ismaning	201
Italian subsidiary	Bologna, Milano, Ancona, Treviso	182
Chinese subsidiary	Beijing, Wuxi, Chengdu, Shanghai Guangzhou, Wuhan	92
Korean subsidiary	Seoul	29
	Total	1,198

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

In previous years, we consummated various important acquisitions that impacted our results of operations. In early 2008, we merged Gibbs System, also known as Gibbs & Associates, with and into a newly established US subsidiary (Cimatron Gibbs LLC) of Cimatron Technologies Inc, our US subsidiary. As consideration in the transaction, we paid to Mr. William F. Gibbs, founder, Chairman and CEO of Gibbs System, and its sole shareholder, approximately $5 million in cash, as well as 1,500,000 newly issued ordinary shares of Cimatron (of which Mr. Gibbs has subsequently disposed).  Following such transaction, Cimatron Gibbs LLC acts as a separate unit in the Cimatron group that is responsible for the marketing, selling and developing of the GibbsCAM product family, in substantially the same manner as conducted prior to the merger.

Our strategic determination whether to operate via a wholly-owned subsidiary, a partially-owned subsidiary or an independent reseller in a given jurisdiction is typically dependent on the specific circumstances in each jurisdiction in which we operate, and such determination also impacts our results of operations in certain manners. When we sell through a wholly-owned subsidiary, we record revenues on the full amount of the sale to the end users, but we also record all selling, marketing, support and administrative expenses related to these sales. When we sell through an independent reseller, it is the reseller who records revenue on the full amount of the sale, and transfers to us only a certain portion of the sale (as agreed between the reseller and us), but on the other hand, most expenses related to the sale are borne by the reseller and not by us.  For further information regarding our recent activity in establishing, acquiring or discontinuing the operations of subsidiaries, please see “Item 4. Information on the Company—Business Overview—Subsidiaries” above in this annual report.

Revenues

We derive revenues mainly from (a) sale of our software products, and (b) services which include primarily maintenance fees and the provision of technical support for our software products and, to a lesser extent, fees from the provision of engineering, training, consulting and implementation services.  Revenues from sales of our products are generated by a relatively large number of sales and no one customer accounts for a material portion of our revenues.  We provide maintenance services mainly pursuant to maintenance contracts, which usually provide for annual maintenance fees.  Generally, maintenance contracts are for a one-year term.  It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis.  While customers in most markets purchase maintenance services from us, most of our customers in the Far East (other than in Japan and South Korea) generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.

Cost of Revenues

Our cost of revenues consists of four major components: (a) the cost of our Israel-based operations, which include primarily salaries (mostly for technical support personnel), subcontractors and facilities costs, (b) royalties payable to third parties for third party software and maintenance, (c) royalties payable to Israel’s Office of the Chief Scientist of the Ministry of Industry, Trade and Labor (the OCS), until 2012, and (d) amortization of intangible assets.

Software Development Costs

Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time any additional development costs are capitalized. Based on our product development process, technological feasibility is established upon completion of a working model.  Any capitalization of software development costs continues up to the time the software is available for general release to customers. However, during 2011, 2012 and 2013 costs incurred between the completion of the working model and the point at which the products were ready for general release were insignificant. Therefore, all research and development costs incurred in 2011, 2012 and 2013 have been expensed.

Functional and Reporting Currency

We market and sell our products and services in Europe, the Far East, North America and Israel and derive a significant portion of our revenues from customers in Europe and Asia.  A majority of our revenues in 2011, 2012 and 2013 were from customers in Europe.  Since our financial results are reported in U.S. dollars, decreases in the rate of exchange of non-U.S. dollar currencies in which we make sales relative to the U.S. dollar will decrease the U.S. dollar-based reported value of those sales. To the extent that decreases in exchange rates are not offset by a reduction in our costs, that may in the future materially adversely affect our results of operations.

Our reporting currency is the U.S. dollar while a portion of our expenses, principally salaries and the related personnel expenses are in New Israeli Shekels, or NIS.  As a result, we are exposed to the risk that the NIS will appreciate relative to the U.S. dollar, or, even if the NIS devaluates relative to the U.S. dollar, that the rate of inflation in Israel will exceed such rate of devaluation or that the timing of such devaluation will lag behind inflation in Israel.  Any such NIS appreciation or excessive Israeli inflation has the effect of increasing the U.S. dollar cost of our operations.  In 2011 and 2013, the NIS appreciated relative to the U.S. dollar, while in 2012, the NIS devalued relative to the U.S. dollar (as measured in each case by the change in the average representative exchange rate for each such year relative to the previous year).  Over the course of that three year period, the annual rate of Israeli inflation on an annual basis was 2.2% in 2011, 1.6% in 2012 and 1.8% in 2013).  These trends thereby had a mixed impact upon the U.S.-dollar-measured results of our Israeli operations due to foreign currency conversion in 2013, as NIS appreciation increased the U.S. dollar cost of our Israeli operations, whereas the low Israeli inflation rate moderated such increases in cost.  If the U.S. dollar cost of our operations in Israel continues its rise, our U.S. dollar-measured results of operations will once again be adversely affected.

Following our merger with Gibbs System, we have experienced an increase in the relative portion of our U.S. dollar based expenses and revenues as a percentage of our total expenses and revenues, thereby reducing the relative impact of the above-described, currency exchange rate related factors.  For the fiscal years ended December 31, 2012 and 2013, our U.S. dollar based operating expenses constituted 47% and 47%, and our U.S. dollar based revenues constituted 53% and 50%, respectively, of our total consolidated operating expenses and revenues for such fiscal years.

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

Revenue Recognition

We recognize revenues in accordance with the ASC 985-605, “Software Revenue Recognition”, as amended (formerly, “Statement of Position (SOP) 97-2”). Revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements we allocate revenue to each element based on vendor-specific objective evidence of fair-value (VSOE). We limit our assessment of VSOE for each element to the price charged when the same element is sold separately.

Our sales are made pursuant to standard purchase orders, containing payment terms averaging between 30 - 120 days.  In judging the probability of collection of software license fees we continuously monitor collection and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified.  In connection with customers with whom we have no previous experience, we may utilize independent resources to evaluate the creditworthiness of those customers.  For some customers, typically those with whom we have long-term relationships, we may grant longer payment terms than we grant to other customers.  Any payment terms that exceed 180 days must be approved by our Chief Financial Officer prior to the signing of any purchase order. We perform on-going credit evaluations of our customers and adjust credit limits based upon payment history and the customer’s current creditworthiness, as determined by our review of their current credit information. If the financial situation of any of our customers were to deteriorate, resulting in an impairment of their ability to pay the indebtedness they incur with us, additional allowances may be required. In some jurisdictions, based on past experience or when we start working with a new reseller, we recognize revenues on a cash basis only.

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

Goodwill

We review goodwill for impairment annually on December 31 of each fiscal year and whenever events or changes in circumstances indicate its carrying value may not be recoverable in accordance with ASC 350 “Intangibles – Goodwill and other”. ASC 350 allows an entity to first assess qualitative factors to determine whether it is necessary to perform the two-step quantitative goodwill impairment test. An entity is not required to calculate the fair value of a reporting unit unless the entity determines, based on a qualitative assessment, that it is more likely than not that its fair value is less than its carrying amount. Alternatively, ASC 350 permits an entity to bypass the qualitative assessment for any reporting unit and proceed directly to performing the first step of the goodwill impairment test. Goodwill impairment is deemed to exist if the carrying value of a reporting unit exceeds its fair value. In such cases, we then calculate the goodwill’s implied fair value by performing a hypothetical allocation of the reporting unit’s fair value to the underlying assets and liabilities, with the residual being the implied fair value of goodwill. The qualitative assessment involves assessing the effects of macroeconomic conditions, industry specific conditions as well as assessing the financial performance and cash flows of the reporting unit. If these assessments or conditions change in the future, we may be required to record impairment charges for our goodwill.

Our most recent annual goodwill impairment analysis, which was performed during 2013, did not result in impairment.

Deferred Taxes

We account for income taxes, in accordance with the provisions of ASC 740 (”Income Taxes”) under the liability method of accounting. Under the liability method, deferred taxes are determined based on the differences between the financial statement and tax basis of assets and liabilities at enacted tax rates in effect in the year in which the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to amounts expected to be realized. Expectations about realization of deferred tax assets related to losses carried forward are subjective and require estimates of future income in the territories in which such losses have been generated. Changes in those estimations could lead to changes in the expected realization of the deferred tax assets and to the increase or decrease in valuation allowance. For more information about our deferred taxes, see Note 10.C. to our consolidated financial statements for the year ended December 31, 2013, which are included elsewhere in this annual report.

Operating Results

	For the Year Ended
	December 31,
	2013	2012	2011
	In thousands of US$ (except per share data)
Statement of Income Data:
Revenue:
Products	19,510	19,120	18,177
Services	24,736	23,194	22,537
Total	44,246	42,314	40,714

Cost of revenue:
Products	4,118	3,483	3,769
Services	1,711	1,609	1,614
Total	5,829	5,092	5,383
Gross profit	38,417	37,222	35,331
Research and development costs	7,389	7,001	6,739
Selling, general and administrative expenses	25,566	24,677	24,453
Operating income	5,462	5,544	4,139
Financial (expenses), net	(23)	(35)	(195)
Other income (expenses)	(15)	(30)	(6)
Income before taxes	5,424	5,479	3,938
Taxes on income	(572)	(1,770)	(1,327)
Income after income taxes	4,852	3,709	2,611
Less: Net loss (gain) attributable to the noncontrolling interest	(5)	(10)	57
Net income attributable to Cimatron’s shareholders	4,847	3,699	2,668
Net income per share (basic and diluted)	0.49	0.40	0.29
Weighted average number of shares outstanding	9,796	9,323	9,252

	As of December 31,
	2013	2012	2011
	(In thousands of US$)
Balance Sheet Data:
Cash and cash equivalents	13,052	11,903	11,787
Working capital	11,692	8,523	6,469
Total assets	37,433	34,410	34,522
Total liabilities	15,719	15,945	17,390
Shareholders’ equity	21,714	18,465	17,132

Revenue

Our total revenues increased by 4.6% in 2013, to approximately $44.2 million from total revenues of approximately $42.3 million in 2012, after having risen by 3.9% in 2012, from approximately $40.7 million in 2011. Our revenues from the sale of products increased by 2.0% in 2013, to approximately $19.5 million, from approximately $19.1 million in 2012, after having risen by 5.2% in 2012 from approximately $18.2 million in 2011. The increase in sale of products in 2013 relative to 2012 was equally attributable to the continued demand for our products in 2013 and to the depreciation of the dollar relative to the Euro over the course of 2013 relative to 2012 (as the average rate rose from 1.286 dollars per Euro in 2012 to 1.328 dollars per Euro in 2013), which increased the dollar value of the Euro-denominated product revenues we realized in 2013. The increase in sale of products in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of the Euro-denominated product revenues we realized in 2012. As a percentage of revenues, our revenues from the sale of products in 2013 decreased to 44%, compared to 45% in 2012 and 2011

Our revenues from maintenance and services increased by 6.6% in 2013 to approximately $24.7 million, from approximately $23.2 million in 2012, after having risen by 2.9% in 2012 from approximately $22.5 million in 2011. The increase in maintenance and service revenues in 2013 relative to 2012 was primarily attributable to the continued demand for our products in 2013 and in previous years, which, in turn, enhanced demand for maintenance contracts, training and implementation services that our customers order from us with respect to our products, and to a lesser extent, by the depreciation of the dollar relative to the Euro over the course of 2013 relative to 2012 (as the average rate rose from 1.286 dollars per Euro in 2012 to 1.328 dollars per Euro in 2013), which increased the dollar value of our Euro-denominated maintenance and services revenues we realized in 2013. The increase in maintenance and service revenues in 2012 relative to 2011 was primarily attributable to the continued strong demand for our products in 2012 and in previous years, which, in turn, enhanced demand for maintenance contracts, training and implementation services that our customers order from us with respect to our products, somewhat offset by the appreciation of the dollar relative to the Euro over the course of 2012 relative to 2011 (as the average rate fell from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which reduced the dollar value of our Euro-denominated maintenance and services revenues we realized in 2012. As a percentage of overall revenues, our revenues from maintenance and services have increased in 2013 to 56%, from 55% in each of 2012 and 2011.

Because, during 2013 and 2012, our revenues that were derived from Europe constituted 48% and 46% out of our total revenues, respectively, changes in the Euro-dollar exchange rate can significantly influence our revenues. In 2013, the above-described depreciation of the dollar relative to the Euro increased the dollar value of the Euro-denominated total revenues that we realized by approximately $0.6 million. In 2012, the above-described appreciation of the dollar relative to the Euro reduced the dollar value of the Euro-denominated revenues that we realized by approximately $1.3 million.

While we believe that the trend of migration of US and European mold, tool, die and fixture makers’ operations to low cost labor markets in the Far East, where certain markets are also characterized by lower prices and by higher usage of pirated copies of software products  and where the practice of signing maintenance contracts is less common, may continue, we have previously adjusted our US and European strategy slightly in order to increasingly focus on penetrating the high-end US and European markets, in which such migration is less prevalent. In more recent years we have also benefited in Europe and in the US from a “re-shoring” trend, where manufacturers return part of their activities from low cost labor markets back to their home countries. At the same time, we continue with our sales efforts in China and other countries in South East Asia, as well as in other emerging markets such as Brazil and India. In addition, following the Gibbs acquisition in early 2008, we began selling the GibbsCAM product line via our legacy Cimatron sales channels in Germany, Italy, China, South Korea and Israel, and in other sales territories as well.

Cost of Revenue

Cost of revenue increased by 14.5% in 2013, to approximately $5.8 million, from approximately $5.1 million in 2012, after having decreased by 5.4% in 2012 from approximately $5.4 million in 2011. Approximately $0.3 million of the increase in 2013 relative to 2012 was attributable to the increase in revenues in 2013 relative to 2012, and approximately $0.4 million of such increase  was due to one-time income of approximately $0.4 million that we realized in 2012 from final agreement that we reached with the Chief Scientist of the Ministry of Industry and Trade of the Government of Israel, or the OCS, which income offset and reduced in part our cost of revenues in 2012, as explained in Note 8.A. to our 2013 and 2012 consolidated financial statements. The decrease in 2012 relative to 2011 was mainly due to the one-time income of approximately $0.4 million from the above-described final agreement with the OCS.

Gross Profit

Gross profit, as a percentage of total revenue, was 87%, 88% and 87% in 2013, 2012 and 2011, respectively. The higher gross margin that we achieved in 2012 relative to both 2013 and 2011 was mainly due to the one-time income that we realized in 2012 from our final agreement with the OCS, which reduced our cost of revenue in 2012, as described under “Cost of Revenue” above.

Research and Development Expenses, net

Research and development, or R&D, expenses primarily consist of salaries and related costs with respect to employees engaged in ongoing research, design and development activities. R&D expenses were $7.4 million in 2013, reflecting a 5.5% increase over the $7.0 million of R&D expenses in 2012, which itself reflected a 3.9% increase over the $6.7 million of R&D expenses in 2011.  The increase in 2013 relative to 2012 was mainly due to (i) higher employee-related and other R&D costs in 2013, which contributed approximately $0.2 million to such increase, as we further increased our R&D spending in 2013, and (ii) the appreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2013 (as the average representative exchange rate decreased from NIS 3.844 per dollar in 2012 to NIS 3.601 per dollar in 2013), which increased the dollar value of the NIS-denominated R&D costs that we incurred in 2013 by approximately $0.2 million. The increase in 2012 relative to 2011 was mainly due to (i) higher employee-related and other R&D costs in 2012, which contributed approximately $0.4 million to such increase, as we extended our investment in R&D activities in 2012, which was offset in part by (ii) the depreciation of the New Israeli Shekel, or NIS, relative to the dollar over the course of 2012 (as the average representative exchange rate increased from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated R&D costs that we incurred in 2012 by approximately $0.1 million

Selling, General and Administrative Expenses

Selling expenses consist of costs relating to promotion, advertising, trade shows and exhibitions, compensation (including sales commissions), sales support, travel and travel related expenses, and, when applicable, royalties to the Marketing Fund, including all such expenses for our subsidiaries. We did not receive any grants from the Marketing Fund in the years 2013, 2012 and 2011 and do not expect to receive any such grants in the future. In the years 2013, 2012 and 2011 we paid or accrued in our statement of operations royalties to the Marketing Fund in  amounts of approximately $23 thousand, $0  and $0, respectively. For more information about our current position with the Marketing Fund, see Note 8.C. to our 2013 consolidated financial statements included in this annual report. General and administrative expenses consist of (a) compensation costs for administration, finance and general management personnel, (b) office maintenance and administrative costs, (c) rent, (d) fees paid to DBSI, our  previous significant shareholder, for management services provided until September 10, 2013 (as described in more detail in Notes 11.A and 11.B to our consolidated financial statements included elsewhere in this annual report), (e) reserves for doubtful debts and (f) amortization of investment in acquired companies.

Selling, general and administrative, or SG&A, expenses increased by 3.6% in 2013, to $25.6 million, from $24.7 million in 2012, after increasing by 0.9% in 2012 from $24.5 million in 2011. The increase in 2013 relative to 2012 was mainly attributable to (i) our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, and to higher sales commissions to sales employees and sales agents that accompanied our increase in revenues in 2013; (ii) the depreciation of the Dollar relative to the NIS over the course of 2013 (as reflected in the decrease in the average representative exchange rate from NIS 3.844 per dollar in 2012 to NIS 3.601 per dollar in 2013), which increased the dollar value of the NIS-denominated SG&A costs that we incurred in 2013 by approximately $0.3 million; and (iii) the depreciation of the Dollar relative to the Euro over the course of 2013 (as evidenced by the increase in the average Euro-dollar exchange rate from 1.286 dollars per Euro in 2012 to 1.328 dollars per Euro in 2013), which increased the dollar value of the Euro-denominated SG&A costs that we incurred by approximately $0.3 million. The increase in 2012 relative to 2011 was mainly attributable to our continued investment in the promotion of our two product lines, CimatronE and GibbsCAM, and to higher sales commissions to sales employees and sales agents that accompanied our increase in revenues in 2012, which was mostly offset by (i) the depreciation of the NIS relative to the dollar over the course of 2012 (as reflected in the increase in the average representative exchange rate from NIS 3.579 per dollar in 2011 to NIS 3.844 per dollar in 2012), which decreased the dollar value of the NIS-denominated SG&A costs that we incurred in 2012 by approximately $0.2 million; and (ii) the depreciation of the Euro relative to the dollar over the course of 2012 (as evidenced by the decline in the average Euro-dollar exchange rate from 1.393 dollars per Euro in 2011 to 1.286 dollars per Euro in 2012), which decreased the dollar value of the Euro-denominated SG&A costs that we incurred by approximately $0.7 million.

Financial Income (Expenses), net

Financial income (expenses), net, consists primarily of interest earned on our cash reserves, interest paid on our short term and long term credit facilities from financial institutions, interest on trade receivables and currency translation adjustments between the U.S. dollar and the NIS and Euro based on changes in exchange rates, as applied to our assets and liabilities. Financial income (expense), net, was approximately $0.0 million in 2013 and 2012 and approximately $(0.2) in 2011. During 2013, 2012 and 2011, the interest that we received on our cash reserves was significantly lower than in previous years, due to the global trend of reduced interest rates. Therefore, and although in 2013 we paid $0.1 million interest and related commissions on a short term bank loan in Israel, the currency translation adjustments between the U.S. dollar and each of the NIS and the Euro, which were due to changes in related exchange rates, as applied to our assets and liabilities, had the most significant effect on our financial income (expenses) in these three years.

Income Taxes, net

Income Taxes, net, consist of (i) changes in deferred tax assets and deferred tax liabilities, and (ii) current tax expenses or income. In 2013, we recorded tax expenses of approximately $0.6 million, of which approximately $1.7 million related to current taxes, partially offset by approximately $1.1 million of tax income related to changes in deferred taxes (mainly due to the creation of a $1.1 million tax asset in Israel, that resulted in tax income rather than tax expense). Of the $1.7 million of current tax expenses: (i) approximately $1.2 million related to taxes in the U.S.; (ii) approximately $0.2 million related to taxes in Israel; and (iii) approximately $0.3 million related to taxes mainly in Germany and South Korea (and of such $0.3 million, approximately $0.1 million related to taxes for previous years in Germany, as a tax assessment for the years 2008-2011 was concluded in early 2014 with such result).

In 2012, we recorded a net tax expense of approximately $1.8 million, comprised of approximately $0.1 million of tax expenses related to changes in deferred tax assets and liabilities, and approximately $1.7 million of current taxes. Of such $1.7 million of current tax expenses: (i) approximately $1.5 million related to taxes in the U.S., as our U.S. loss carry-forwards have almost completely depleted during the fourth quarter of 2011; and (ii) approximately $0.2 million mainly related to taxes in Israel, Germany and South Korea.

Net Income Attributable to Cimatron Shareholders

We recorded net income attributable to Cimatron shareholders of approximately $4.8 million, $3.7 million and $2.7 million in 2013, 2012 and 2011, respectively.  The increase in 2013 relative to 2012 was mainly due to the creation of a $1.1 million tax asset in Israel that resulted in tax income rather than tax expense, as described under “Income Taxes, net” above. The increase in 2012 relative to 2011 was mainly due to the increases in our revenues on a year-over-year basis, as described under “Revenue” above.

Effective Corporate Tax Rate

We and each of our subsidiaries are subject to corporate taxes in various countries in which we and they operate. In Israel we received a final tax assessment through the tax year ended December 31, 2006.  Our subsidiary in Germany received a final tax assessment through the tax year ended December 31, 2011 and our subsidiary in Italy received a final tax assessment through the tax year ended December 31, 2007.   Generally, Israeli companies were subject to corporate tax of 25% in 2013, and are subject to corporate tax of 26.5% as of 2014. However, our effective corporate tax rate in Israel can be significantly lower, due to tax benefits for which we may be eligible under Israel’s Law for the Encouragement of Capital Investments, 5719-1959.  See “Israeli Tax Structure and Tax Programs Applicable to Our Company— Law for the Encouragement of Capital Investments, 5719-1959” below in this Item 5.  Our effective corporate tax rates in the U.S., Germany, South Korea and Japan in the year ended December 31, 2013 were approximately 39.8%, 31%, 10% and 45%, respectively. We believe that our effective tax rates in Italy, Canada, China and India would have been approximately 31.4%, 31%, 25% and 31% respectively, for the year ended December 31, 2013 had we not incurred tax losses in those countries. We have no more tax loss carryforwards in Israel and China as those were fully used in 2013.  As of December 31, 2013, we had approximately $0.5 million, $0.1 million and $0.1 million in net operating loss carry-forwards in Italy, Canada and India, respectively.  There can be no assurance that we will be able to use all of the above-mentioned tax loss carryforwards at any time in the future.  We expect that if our profits increase and our subsidiaries utilize their respective loss carryforwards, particularly in countries with relatively high corporate tax rates, our consolidated effective tax rate will increase.

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

        Israeli companies were generally subject to corporate tax at the rate of 25% on their taxable income for such year.  The corporate tax rate was increased to 26.5% for 2014 and thereafter. However, the effective tax rate payable by a company that derives income from an Approved Enterprise, a Benefited Enterprise or Preferred Enterprise, as discussed further below, may be considerably less.  See “Law for the Encouragement of Capital Investments” in this Item 10 below.  Beginning as of 2010, Israeli companies are subject to regular corporate tax rate on their capital gains.

        Besides being subject to the general corporate tax rules in Israel, we have also, from time to time, applied for and received certain grants and tax benefits from, and participate in, programs sponsored by the Government of Israel, as described below.

Law for the Encouragement of Capital Investments, 5719-1959

The Law for the Encouragement of Capital Investments, 5719-1959, or the Investment Law, provides certain incentives for capital investments in a production facility (or other eligible assets).The Investment Law has been amended several times over the last years, with the two most significant changes effective as of April 1, 2005, or the 2005 Amendment, and as of January 1, 2011, or the 2011 Amendment. Pursuant to the 2005 Amendment, tax benefits granted in accordance with the provisions of the Investment Law prior to its revision by the 2005 Amendment remain in force but any benefits granted subsequently are subject to the provisions of the amended Investment Law. Similarly, the 2011 Amendment introduced new benefits instead of the benefits granted in accordance with the provisions of the Investment Law prior to the 2011 Amendment, yet companies entitled to benefits under the Investment Law as in effect up to January 1, 2011 were entitled to choose to continue to enjoy such benefits, provided that certain conditions are met, or elect instead irrevocably to forego such benefits and elect the benefits of the 2011 Amendment.

The following discussion is a summary of the Investment Law prior to its amendments as well as the relevant changes contained in the new legislation.

Tax benefits for Approved Enterprises approved before April 1, 2005

Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, referred to as an “Approved Enterprise”, is entitled to certain benefits.  These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the location of the facility in which the investment is made or the election of the grantee.  An approval from the Investment Center of the Israeli Ministry of Economy (formerly the Ministry of Industry and Trade), or the Investment Center, must be received in order to obtain Approved Enterprise status.  Each certificate of approval for an Approved Enterprise relates to a specific investment program that is defined both by the financial scope of the investment, including sources of funds, and by the physical characteristics of the facility or other assets.  The tax benefits available under any certificate of approval relate only to taxable income attributable to the specific program and are contingent upon meeting the criteria set out in the certificate of approval.

An Approved Enterprise may elect to forego any entitlement to the grants otherwise available under the Investment Law and, instead, participate in an alternative benefits program.  We chose to receive benefits through the alternative benefits program. Under the alternative benefits program, a company’s undistributed income derived from an Approved Enterprise will be exempt from corporate tax for a period of between two and ten years from the first year of taxable income, depending upon the geographic location in Israel of the Approved Enterprise, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as detailed below. The benefits commence on the date in which that taxable income is first earned.  The benefits period under Approved Enterprise status is limited to 12 years from the year the enterprise commences its operations, or 14 years from the year of the approval as an Approved Enterprise, whichever ends earlier.  If a company has more than one Approved Enterprise program or if only a portion of its capital investments are approved, its effective tax rate is the result of a weighted combination of the applicable rates.  The tax benefits from any certificate of approval relate only to taxable income attributable to the specific Approved Enterprise. Income derived from activity that is not integral to the activity of the Approved Enterprise will not enjoy tax benefits.

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

The corporate tax rates and related levels of foreign investments with respect to an FIC that has an Approved Enterprise program are set forth in the following table:

Percentage of non-Israeli ownership	Corporate Tax Rate

Over 25% but less than 49%	25%
49% or more but less than 74%	20%
74% or more but less than 90%	15%
90% or more	10%

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the portion of its facilities that have been granted Approved Enterprise status during the tax exemption period will be subject to tax in respect of the amount of dividend distributed (grossed up to reflect such pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have been otherwise applicable if such income had not been tax-exempted under the alternative benefits program. This rate generally ranges from 10% to 25%, depending on the extent to which non-Israeli shareholders hold such company’s shares.

In addition, dividends paid out of income attributed toan Approved Enterprise (or out of dividends received from a company whose income is attributed toan Approved Enterprise) are generally subject to withholding tax at the rate of 15%, or at a lower rate provided under an applicable tax treaty. The 15% tax rate is limited to dividends and distributions out of income derived during the benefits period and actually paid at any time up to 12 years thereafter. After this period, the withholding tax is applied at a rate of up to 30%, or at a lower rate under an applicable tax treaty. In the case of an FIC, the 12-year limitation on reduced withholding tax on dividends does not apply.

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. This benefit is an incentive granted by the Israeli government regardless of whether the alternative benefits program is elected.

The benefits available to an Approved Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations and the criteria in the specific certificate of approval with respect thereto, as described above. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to the Israeli consumer price index and interest.

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

The 2005 Amendment applies to new investment programs and investment programs commencing after 2004, and does not apply to investment programs approved prior to April 1, 2005. The 2005 Amendment provides that terms and benefits included in any certificate of approval that was granted before the 2005 Amendment became effective (April 1, 2005) will remain subject to the provisions of the Investment Law as in effect on the date of such approval. Pursuant to the 2005 Amendment, the Investment Center will continue to grant Approved Enterprise status to qualifying investments. The 2005 Amendment, however, limits the scope of enterprises that may be approved by the Investment Center by setting criteria for the approval of a facility as an Approved Enterprise, such as provisions generally requiring that at least 25% of the Approved Enterprise’s income is derived from export.

An enterprise that qualifies under the new provisions is referred to as a Benefited Enterprise, rather than Approved Enterprise. The 2005 Amendment provides that the approval of the Investment Center is required only for Approved Enterprises that receive cash grants. As a result, a company is no longer required to obtain the advance approval of the Investment Center in order to receive the tax benefits previously available under the alternative benefits program. Rather, a company may claim the tax benefits offered by the Investment Law directly in its tax returns, provided that its facilities meet the criteria for tax benefits set forth in the 2005 Amendment. A company that has a Benefited Enterprise may, at its discretion, approach the Israeli Tax Authority for a pre-ruling confirming that it is in compliance with the provisions of the Investment Law.

In order to receive the tax benefits, the 2005 Amendment states that a company must make an investment which meets all the conditions set forth in the amendment for tax benefits and which exceeds a minimum amount specified in the Investment Law. Such investment entitles a company to a Benefited Enterprise status with respect to the investment, and may be made over a period of no more than three years from the end of the year in which the company requested to have the tax benefits apply to the Benefited Enterprise. Where a company requests to have the tax benefits apply to an expansion of existing facilities, only the expansion will be considered to be a Benefited Enterprise, and the company’s effective tax rate will be the weighted average of the applicable rates. In such case, the minimum investment required in order to qualify as a Benefited Enterprise must exceed a certain percentage of the value of the company’s production assets before the expansion.

The extent of the tax benefits available under the 2005 Amendment to qualifying income of a Benefited Enterprise depends on, among other things, the geographic location of the Benefited Enterprise. Such tax benefits include an exemption from corporate tax on undistributed income for a period of between two to ten years, depending on the geographic location of the Benefited Enterprise in Israel, and a reduced corporate tax rate of between 10% to 25% for the remainder of the benefits period, depending on the level of foreign investment in the company in each year, as explained above.

Dividends paid out of income attributed to a Benefited Enterprise (or out of dividends received from a company whose income is attributed to a Benefited Enterprise) are generally subject to withholding tax at the rate of 15% or such lower rate as may be provided in an applicable tax treaty. The reduced rate of 15% is limited to dividends and distributions out of income attributed to a Benefited Enterprise during the benefits period and actually paid at any time up to 12 years thereafter, except with respect to an FIC, in which case the 12-year limit does not apply. Furthermore, a company qualifying for tax benefits under the 2005 Amendment which pays a dividend out of income attributed toits Benefited Enterprise during the tax exemption period will be subject to tax in respect of the amount of the dividend distributed (grossed-up to reflect the pre-tax income that it would have had to earn in order to distribute the dividend) at the corporate tax rate that would have otherwise been applicable.

The benefits available to a Benefited Enterprise are subject to the fulfillment of conditions stipulated in the Investment Law and its regulations. If a company does not meet these conditions, it would be required to refund the amount of tax benefits, adjusted to theconsumer price index and interest, or other monetary penalty.

Tax benefits under the 2011 Amendment that became effective on January 1, 2011.

The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such terms are defined in the Investment Law) as of January 1, 2011.  A Preferred Company is defined as either (i) a company incorporated in Israel which is not wholly owned by a governmental entity or (ii) a limited partnership that (a) was registered under the Israeli Partnerships Ordinance and (b) all of its limited partners are companies incorporated in Israel, but not all of them are governmental entities; whichhas, among other things, Preferred Enterprise status and is controlled and managed from Israel.  Pursuant to the 2011 Amendment, a Preferred Company is entitled to a reduced corporate tax rate of 15% with respect to its preferred income attributed to its Preferred Enterprise in 2011 and 2012, unless the Preferred Enterprise is located in a certain development zone, in which case the rate will be 10%. Such corporate tax rate was reduced to 12.5% and 7%, respectively, in 2013 and is increased to 16% and 9%, respectively, in 2014 and thereafter.  Income derived by a Preferred Company from a ‘Special Preferred Enterprise’ (as such term is defined in the Investment Law) would be entitled, during a benefits period of 10 years, to further reduced tax rate of 8%, or to 5% if the Special Preferred Enterprise is located in a certain development zone.

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at source at the rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty. However, if such dividends are paid to an Israeli company, no tax is required to be withheld (although, if such dividends are subsequently distributed to individuals or a non-Israeli company, withholding tax at a rate of 15% (20% with respect to dividends to be distributed on or after January 1, 2014) or such lower rate as may be provided in an applicable tax treaty will apply).

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits under the Investment Law. These transitional provisions provide, among other things, that unless an irrevocably request is made to apply the provisions of the Investment Law as amended in 2011with respect to income to be derived as of January 1, 2011: (i) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which chose to receive grants, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, and subject to certain conditions ; (ii) the terms and benefits included in any certificate of approval that was granted to an Approved Enterprise, which had participated in an alternative benefits program, before the 2011 Amendment became effective, will remain subject to the provisions of the Investment Law as in effect on the date of such approval, provided that certain conditions are met;  and (iii) a Benefited Enterprise can elect to continue to benefit from the benefits provided to it before the 2011 Amendment became effective, provided that certain conditions are met.

As we were no longer eligible for any benefits under our previous Approved Enterprises, in early May 2011we informed the Israel Tax Authority that we opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

November 2012 Amendment

Pursuant to an amendment to the Investment Law which became effective on November 12, 2012, a company that elects by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to an Approved Enterprise\Benefited Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011, will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has so elected must make certain qualified investments in Israel over the five-year period commencing in the year of such election. A company that has elected to apply the amendment cannot withdraw from its election. In January 2013, we elected to benefit from that reduced corporate tax rate on our exempt Approved Enterprise earnings, and we paid the Israeli Tax Authority approximately $787 thousand in respect of our undistributed exempt earnings in connection with that election.  That election (and related tax payment) released our entire exempt Approved Enterprise earnings, constituting approximately $7.9 million, for distribution.  We then distributed that entire $7.9 million amount in February 2013 and March 2013, as described under “Dividend Distribution Policy” in Item 8 below.

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

For information regarding restrictions upon and conditions to (a) the manufacture outside of Israel of products using technology developed using OCS funding and (b) the transfer of such technology to a non-Israeli entity whether through the direct transfer of the technology or through a transaction involving the company that received such funding, see “Item 5 – Operating and Financial Review and Prospects - Research and development, patents and licenses, etc.”

Tax Benefits and Grants for Research and Development

Israeli tax law allows, under certain conditions, a tax deduction for research and development expenditures, including capital expenditures, for the year in which they are incurred.  Such expenditures must relate to scientific research and development projects, and must be approved by the relevant Israeli government ministry, determined by the field of research, and the research and development must be for the promotion or development of the company.  Furthermore, the research and development must be carried out by or on behalf of the company seeking such tax deduction.  The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects.  Expenditures not approved by the relevant Israeli government ministry, but otherwise qualifying for deduction, are deductible over a three-year period. . However, the amounts of any government grants made available are subtracted from the amount of the deductible expenses.

Law for the Encouragement of Industry (Taxes), 5729- 1969

The Law for the Encouragement of Industry (Taxes), 5729-1969, or the Industry Encouragement Law, provides several tax benefits for an “Industrial Company”.  Pursuant to the Industry Encouragement Law, a company qualifies as an Industrial Company if it is an Israeli resident company which was incorporated in Israel and at least 90% of its income in any tax year (other than income from certain government loans) is generated from an “Industrial Enterprise” that it owns and located in Israel.  An “Industrial Enterprise” is defined as an enterprise whose major activity, in a given tax year, is industrial production.

An Industrial Company is entitled to certain tax benefits, including:

▪
Deduction of the cost of the purchases of patents, or the right to use a patent or know-how used for the development or promotion of the Industrial Enterprise, over an eight year period commencing on the year in which such rights were first exercised;

▪	Straight-line deduction of expenses related to a public offering in equal amounts over a three-year period commencing on the year of offering; and

▪	The right to elect, under certain conditions, to file a consolidated tax return together with Israeli Industrial Companies controlled by it.

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

Cash Flows During Fiscal 2013 and Cash Position as of the End of Fiscal 2013

As of December 31, 2013, we had $13.1 million in cash and cash equivalents as compared to $11.9 million as of December 31, 2012.

 During 2013, net cash provided by operating activities was $3.5 million, and was mainly comprised of our net profit (before income attributable to the non-controlling interest) of $4.9 million, depreciation and amortization of $1.0 million, increase in accrued severance pay of $0.5 million, and stock based compensation expenses of $0.2 million, as partially offset by decrease in trade payables, accrued expenses and other liabilities of $0.7 million, increase in deposits with insurance companies and severance pay fund of $0.4 million, increase in account receivables and prepaid expenses of $0.9 million and decrease in net deferred tax assets of $1.1 million.

During 2013, net cash used in investing activities was $0.5 million, and was solely comprised of $0.5 million used for capital expenditures. Our capital expenditures for 2013 were mostly for the purchase of computers, computer equipment and software, and other office equipment.

During 2013, net cash used in financing activities was $2.1 million, and was comprised of $7.9 million of cash distributions to shareholders, offset in part mainly by $5.8 million of proceeds provided from issuance of shares in a public offering.

The above-described activities caused: our aggregate amount of cash and cash equivalents to increase to $13.1 million as of December 31, 2013, as compared to $11.9 million as of December 31, 2012 and $11.8 million as of December 31, 2011; our short-term credit obligations to be $0.0 million as of December 31, 2013, as compared to $0.0 million as of December 31, 2012 and $0.1 million as of December 31, 2011; and our long-term credit obligations to remain at $0 as of December 31, 2013, as compared to $0 as of December 31, 2012 and $0 as of December 31, 2011.

As of December 31, 2013, our working capital was $11.7 million and our total assets were $37.4 million, as compared to $8.5 million and $34.4 million, respectively, as of December 31, 2012.  The increase in working capital resulted mainly from an increase of cash and cash equivalents of $1.1 million, an increase in trade receivables of $0.8 million, increase in other trade receivables of $0.6 million, a decrease in accrued expenses and other payables of $0.8 million, offset in part by an increase in deferred revenues of $0.1.

Our trade receivables, net of allowance for doubtful accounts totaled $6.8 million on December 31, 2013, as compared to $6.0 million on December 31, 2012 and $5.8 million on December 31, 2011.  The collection cycle for such trade receivables remained practically unchanged during 2013 as compared to 2012.  We believe that, generally, the quality of receivables remained unchanged, and we will continue our efforts to shorten our collection cycles.  Nevertheless, we cannot guarantee that collection cycles from one or more of our customers or resellers will not lengthen relative to the past.

Dividend Distributions in Early 2013

On February 4, 2013 and March 5, 2013, we paid two additional cash distributions to shareholders (in addition to the distributions that we paid in 2012) in total aggregate amounts of approximately $4.0 million and $3.9 million, respectively.

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

Short-Term Bank Credit Line

Under the terms of a short-term credit line, which was extended to us by Bank Leumi le-Israel B.M., or the Bank, pursuant to a letter agreement dated February 11, 2013, we were entitled to draw a maximum principal amount of up to $5 million during the 12 month period starting February 11, 2013.  The  amounts drawn and the specific due periods therefor were to be determined at our discretion and bear interest at a variable interest rate that was based on the rate set by the Bank for similar U.S. dollar variable term loans to its other clients, plus a margin of 2% per annum.  Interest was payable on a quarterly basis (at the end of each quarter). Utilized principal at the 12 month anniversary was to be due in full by the 18 month anniversary of the letter agreement, to be repaid via six equal installments on a monthly basis from the 12 month anniversary until the 18 month anniversary of the letter agreement. In connection with our entry into the credit line agreement, we were reqired to pay a non-refundable transaction fee equal to 0.75% of the $5 million credit. We were furthermore required to pay a commitment fee throughout the 12 months following the date of the letter agreement that was based on the unutilized portion of the $5 million credit during that period of time, as well as other customary bank commissions.

The short-term credit line agreement imposed customary financial covenants upon us throughout the term of the agreement, including covenants that relate to: (i) liquidity (requiring that our aggregate balance of cash, cash equivalents and short-term investments equal or exceed NIS 3 million (approximately $0.81 million, based on the representative exchange rate reported by the Bank of Israel on February 11, 2013); (ii) profitability (requiring that our annual EBITDA equal or exceed $3 million); (iii) a limitation on leverage (requiring that our EBITDA to debt ratio equal or exceed 0.6 at all times).   The credit line agreement also imposed certain other covenants, including: negative pledge arrangements concerning our and our subsidiaries’ intellectual property; restrictions on our merging without prior written Bank consent; restrictions on our allowing a change of control of our company without prior written Bank consent; and restrictions on our payment of dividends (as defined in the Companies Law), interest, management fees, indemnity fees, compensation fees, advice fees or any other sums from our profits or capital, or from any other source, in excess of the $10 million distribution amount approved by the Israeli court on April 18, 2012 (as described above). The credit line agreement required us to provide the Bank with copies of our annual and quarterly financial statements, as filed by us with the SEC.

Our covenants were to be in force only as long and during any time when there were or would become due to the Bank by us any amounts whatsoever on account of loans, credits and/or any other liabilities. In the event there would have no such liabilities, we should not be bound by the above-mentioned covenants, and the Bank's sole and exclusive remedy in the event that we would not then meet any of those covenants during the relevant periods shall be to refuse to extend any credit or other banking services pursuant to the short-term credit line.

On February 26, 2013 we drew upon the full $5 million amount of the above-mentioned short-term credit line. On June 26, 2013 we repaid $2.5 million of the drawn amount and on September 17, 2013 we repaid the remaining $2.5 million of the drawn amount, and at such time we also requested the Bank to close this credit line. As a result, as of September 17, 2013, this credit line was fully repaid and terminated in all respects.

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

The average representative exchange rate between the U.S. dollar and the NIS, reflecting an average of buying and selling prices published by banks during the period, as published by the Bank of Israel, decreased during 2013, to NIS 3.601 to one dollar, after having increased during 2012, to NIS 3.844 to one dollar for 2012, from NIS 3.5791 to one dollar for 2011. The average representative exchange rate was as follows for each of the five most recent fiscal years:

Period	Exchange Rate
January 1, 2009 - December 31, 2009	NIS 3.923/$1
January 1, 2010 - December 31, 2010	NIS 3.732/$1
January 1, 2011 - December 31, 2011	NIS 3.579/$1
January 1, 2012 – December 31, 2012	NIS 3.844/$1
January 1, 2013 – December 31, 2013	NIS 3.609/$1

As a whole, the exchange rates between the U.S. dollar and the NIS were lower on average in 2013 relative to 2012, and have decreased slightly further thus far in 2014. From the start to the conclusion of 2013, the exchange rate decreased, from NIS 3.733 for one dollar at the start of the year to NIS 3.471 for one dollar at the end of the year, and has continued to decrease since the conclusion of 2013, having dropped to an average representative exchange rate of NIS 3.497 for one dollar over the course of the period since December 31, 2013 (through March 31, 2014).  The high and low exchange rates between the U.S. dollar and NIS during the 6 most recent months, as published by the Bank of Israel, have been as follows:

MONTH	LOW (1 U.S. dollar = NIS)	HIGH (1 U.S. dollar = NIS)
October 2013	3.518	3.567
November 2013	3.519	3.569
December 2013	3.471	3.530
January 2014	3.483	3.507
February 2014	3.496	3.549
March 2014	3.459	3.504

In 2011, the rate of Israeli inflation was approximately 2.2% and the U.S dollar devalued against the NIS by 4.1% (based on average representative exchange rates).  In 2012, the rate of Israeli inflation was approximately 1.6%, and the U.S. dollar appreciated relative to the NIS by 7.8% (based on average representative exchange rates).  In 2013, the rate of Israeli inflation was approximately 1.8% and the U.S dollar devalued against the NIS by 7.0% (based on average representative exchange rates).

Since our financial results are reported in dollars, fluctuations in the rates of exchange between the dollar and non-dollar currencies may have a material effect on our results of operations. We therefore use currency exchange forward contracts and currency exchange options to hedge the impact of the variability in the exchange rates on future cash flows from certain Euro-denominated transactions, as well as certain NIS-denominated expenses. Our policy is to hedge up to 100% of our Euro denominated future cash flows to protect against a reduction in reported operating income arising from depreciation of the Euro relative to the U.S. dollar and to hedge up to 100% of our NIS denominated expenses to protect against an increase in reported expenses arising from depreciation of the U.S. dollar relative to the NIS.  However, we may decide not to hedge in accordance with this policy where, in our judgment, the applicable exchange rate is sufficiently low.  The counter-parties to our forward contracts and currency exchange options are major financial institutions with high credit ratings. We believe that the risk of incurring losses on such forward contracts and currency exchange options related to credit risks is remote and that any losses would be immaterial. As of December 31, 2013, we had no currency exchange forward transactions.  See “Item 11 - Quantitative and Qualitative Disclosure about Market Risk” for a description of hedging and other similar transactions.

Research and development, patents and licenses, etc.

We conduct our research and development operations primarily in Israel and to a small extent in Russia.  Following the merger with Gibbs System in January 2008 we also have substantial research and development operations in California.  Our research and development efforts have been financed through internal resources and through programs sponsored by the OCS.  In the years ended December 31, 2013, 2012 and 2011, our gross research and development expenditures were $7.4 million, $7.0 million and $6.7 million respectively (constituting 17% of total revenues in each such year).  Prior to 2001, we were granted royalty-bearing grants from the OCS for research and development activities.  Under the provisions of Israeli law in effect until 1996, royalties of 2%-3% of the revenues derived from the sale of software products developed under a research and development program funded by the OCS and certain related services must be paid to the State of Israel. Pursuant to an amendment effected in 1996 with respect to OCS programs funded in or after 1994, royalties of revenues derived from products developed according to such programs are generally payable to the State of Israel at the rate of 3% during the first three years, 4% over the following three years and 5% in or after the seventh year of the relevant OCS program. The maximum aggregate royalties will not, however, exceed 100% (for programs funded prior to 1994, 100% to 150%) of the U.S. dollar-linked value of the total grants received from the OCS. Pursuant to an amendment effected in 2000, effective with respect to OCS programs funded in or after 2000, the royalty rates described above were updated to 3%, during the first three years, and 3.5%, in or after the fourth year, of the revenues derived in connection with products developed under such programs. Pursuant to an amendment effected on January 1, 1999 with respect to OCS programs approved in or after 1999, funds received from the OCS shall bear annual interest at a rate equal to LIBOR for twelve months.  As of December 31, 2013, we had no contingent liability with respect to such grants, due to the agreement that we reached with the OCS in July 2012, as described in the paragraph immediately below.

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

In the years ended December 31, 2013, 2012 and 2011, we paid or accrued royalties to the OCS in the amount of approximately $0, $2.5 million and $0, respectively.  The payment in 2012 was made in connection with the agreement that we reached with the OCS in July 2012, as described above. As a result of that agreement, further accruals will not be necessary.

In addition to the OCS grants, we received grants from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, or the Marketing Fund, with respect to which we are obligated to pay royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.

On July 16, 2013, we received a letter from the Marketing Fund claiming that we did not properly calculate the amount of exports for the years 2008 through 2011. The Marketing Fund has requested that we provide export reports calculated based on the Marketing Fund’s alleged method of calculation . On August 1, 2013, we responded to the Marketing Fund stating our position that we believe we properly calculated the amount of exports.  On October 2, 2013, we received another letter from the Marketing Fund, claiming again (among other technical matters) that we did not properly calculate the amount of exports for the years 2008 through 2011. In a letter dated November 3, 2013, we  fulfilled the technical requests appearing in the October 2, 2013 letter, and re-iterated our position regarding the method of exports calculations for the years 2008 through 2011. Although we believe that our position is strong, in the event that it is determined that we should follow the Marketing Fund’s approach, we would be required to pay royalties in the amount of the entire not-yet repaid grant of approximately $0.6 million.

In the years ended December 31, 2013, 2012 and 2011, we paid or accrued royalties to the Marketing Fund in the amount of approximately $23,000, $0 and $0, respectively, based on our calculation method.

Our contingent liability as of December 31, 2013 with respect to the Marketing Fund grants was $0.6 million, contingent upon our incremental exports.

In addition, until June 2011, we participated in a four year project of the European Sixth Research and Technological Development Framework Program, as part of a consortium led by European companies, with respect to machining of very high precision parts and molds aimed at mass production of optical lenses. Grants received under this project are not subject to any future royalty payments. In each of 2013, 2012 and 2011, we did not receive, nor did we record in our profit and loss statements, any such grants, and we do not expect to receive any such grants in the future.

Trend Information

We are subject to various trends and uncertainties in the CAD/CAM business, including changing customer demands, new products developed by competitors, consolidation of operations and the use of cost-cutting measures.  Following is a summary of the material trends and uncertainties influencing our operations:

Cash and Cash Equivalents.  During 2011, 2012 and 2013, we have experienced continued increase in cash and cash equivalents, in amounts of approximately $1.6 million, $0.1 million and $1.1 million, respectively.  Other than our cash generated from operating activities during these three years, the primary factors that affected our cash flows were as follows: (a) during 2011, 2012 and 2013, we distributed cash dividends of approximately $3.2 million, $2.9 million and $7.9 million, respectively, in the aggregate; (b) in 2012, we paid approximately $2.5 million as a final payment to the OCS; and (c) in 2013, we offered and sold ordinary shares to the public, which raised net proceeds by approximately $5.8 million.

Migration to Far East.  Many mold, tool, die and fixture makers as well as discrete part manufacturers have migrated or intend to migrate their operations to markets in the Far East, such as China, in order to take advantage of the relatively lower cost of labor available in those markets for the manufacturing activities.  We anticipate that this migration will continue and have expanded our operations in Asia, including in China, South Korea, India and several smaller countries, in order to increase our share of those growing markets.  Certain of those markets are characterized by lower prices and by higher usage of pirated copies of software products.  While certain of those markets are also much larger than a number of our traditional markets in Europe and the U.S., to the extent that we cannot offset the effects of lower prices and higher incidents of pirated software usage, our revenues and profitability may be adversely affected.

Maintenance Revenues.   It has been our experience that most of our customers who purchase maintenance contracts elect to receive maintenance services from us on a continuing basis.  While customers in most markets do purchase maintenance services from us, our customers in certain countries in the Far East generally do not purchase maintenance but instead purchase product upgrades on a case-by-case basis.  Accordingly, our maintenance revenues may be adversely impacted to the extent that our customer base shifts to those certain markets in the Far East where customers often do not purchase maintenance and there is no corresponding increase in customers in other markets.

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

Off-Balance Sheet Arrangements

Other than as described in the following paragraph, we are not party to any off-balance sheet arrangements or subject to any contingent liabilities:

As consideration for grants received from the Fund for the Encouragement of Overseas Marketing of the Israeli Government’s Ministry of Industry and Trade, or the Marketing Fund, we are obligated to pay such Fund royalties amounting to 3% to 4% of the incremental exports, up to a maximum of 100% of the grants received.  Our contingent liability as of December 31, 2012 was $0.6 million, contingent upon our incremental exports. For more information about our position with the Marketing Fund, see “Research and development, patents and licenses, etc.” above in this Item 5, as well as Note 8.C. to our consolidated financial statements for the year ended December 31, 2013, which are included elsewhere in this annual report.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our contractual obligations and commercial commitments as of December 31, 2013:

	Payments due by Period (US$, in thousands)
Contractual Obligations as of December 31, 2013	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Operating Leases	8,421	1,811	3,428	3,009	173
Purchase Obligations and Commitments (1)	2,850	1,065	1,785	-	-
Total Contractual Cash Obligations	11,271	2,876	5,213	3,009	173

(1) Certain obligations to software vendors reflected in the amounts recorded in this row assume that we achieve minimum revenue levels.  To the extent that our revenues are lower than such minimum levels, our obligations will be reduced accordingly.

Item 6.                      Directors, Senior Management and Employees.

Directors and Senior Management

As of the date of this annual report, our directors, senior management and key employees are as follows:

Name	Age	Position
Yossi Ben Shalom	59	Chairman of the Board
William F. Gibbs	60	Director
Dan Haran	56	President, Chief Executive Officer and Director
David Golan	73	Director
Eti Livni	63	External Director
Rami Entin	62	External Director
Ilan Erez	46	Chief Financial Officer

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

William F. Gibbs, our President North America and a director since early 2008, is the founder of Gibbs System (also known as Gibbs and Associates), the makers of GibbsCAM.   He joined our company on January 2, 2008, upon the merger of Gibbs System into our wholly owned subsidiary.  Mr. Gibbs worked as a mechanical design engineer from 1972 to 1978.  He designed his first CAM system for the Hasbach Co., as their VP of software development from 1978 to 1982.  He started Gibbs and Associates as a contract programming service for CNC part programming in 1982, beginning CAM software development for the Macintosh computer in 1984.  GibbsCAM, the 2nd generation Gibbs System software, was first released in 1993.  Mr. Gibbs holds a Bachelor of Science degree in computer science from the California State University at Northridge California.

Dan Haran has been our President and Chief Executive Officer since July 2005 and was elected to our board of directors in September 2013.  Mr. Haran joined Cimatron as Vice President of Marketing and Chief Operating Officer in November 2003 after having been employed by Comverse (NASDAQ:CMVT) where he held several senior management positions, most recently as Chief Operating Officer of the Intelligent Network Division.  Prior to Comverse, Mr. Haran managed Medcon Systems, an Israeli-based start-up company.  Mr. Haran holds a bachelor of science degree in computer engineering from the Technion, a master of science degree from the Weitzman Institute, and a master of business administration degree from Tel Aviv University.

David Golan has been a member of our board of directors since 1992 and is a former Chairman of the Board.  Mr. Golan is currently an independent businessman and a director of several publicly traded as well as privately owned companies . Previously he was an executive director in the Binat Group and served on the board of directors of several public and private companies.  From May 1998 to September 2000 Mr. Golan was Managing Director in charge of Zeevi Holdings’ investments.  From March 1997 to May 1998, he was the Chief Executive Officer of Zeevi Holdings Ltd.  From 1992 to March 1997, he was Executive Vice President and then President of Clal Trading Ltd.  Mr. Golan was formerly president of Gal Weisfield Industries Ltd.  Mr. Golan holds a bachelors degree in economics and statistics from Hebrew University in Jerusalem and a master’s degree in business administration from New York University.

Eti Livni, one of our external directors since April 2008, is currently active as a lawyer in commercial issues, environmental issues, intellectual property and also serves as an arbitrator and mediator in various disputes.  Ms. Livni also currently serves as a director in various Israeli public and private companies, including Suny Electronics Ltd., AIG Israel, Yozma Pension Fund, The Holocaust Restitution Company of Israel, the Israel Military Industry (IMI), New Makefet Pension and Benefit Funds Management Ltd., and Alrov Ltd. From 2003 until 2006, Ms. Livni served as a member of the 16th Knesset and as a member of several Knesset committees. From 1999 until 2006, Ms. Livni was a member of the Shinui Party and was also acting as head of the women’s section in the party.  From 1995 until 2003, Ms. Livni acted as a member of the managing committee of the Israeli Bar Association and as a member of the Association’s ethics committee. Ms. Livni holds an L.L.B from the Hebrew University of Jerusalem, and is a certified lawyer in Israel.

Rami Entin, an external director of ours since May 2005, also currently serves as the chairman of the board of Hilan-Tech Ltd., of Incentives Solutions Ltd. and of Avnet Data Security Ltd., as an external director of B.S.P. Biological Signals Processing Ltd., Babylon Ltd. and Avgol Ltd., and as a director of Inter Colony Ltd.  From 2002 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data.  From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations.  From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations.  From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields.  Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

Ilan Erez joined us as VP Finance in May 2005 and became our Chief Financial Officer in July 2005.  From 1998 to 2005, Mr. Erez served as the Chief Financial Officer of Silicom Ltd. (NASDAQ:SILC), an industry-leading provider of high-performance server/appliances networking solutions. He also served as VP Operations of Silicom from May 2001 until his departure, and has served as external director of Silicom since July 2010.  From 1996 to 1998 Mr. Erez served as a Controller and assistant to the Chief Executive Officer at Bio-Dar Ltd. From 1994 until 1996 Mr. Erez served as an auditor at Kesselman & Kesselman, a member of PriceWaterhouseCoopers.  Mr. Erez is a Certified Public Accountant in Israel and holds a B.A in Accounting and Economics from the Hebrew University in Jerusalem and an LL.M. in Business Law from Bar-Ilan University.

Arrangements for the Election of Directors

There are no currently effective arrangements or understandings pursuant to which any of our directors or members of our senior management was selected to serve in such capacity

Compensation

                During the year ended December 31, 2013, we paid, in the aggregate, approximately $1.81 million in direct remuneration to our directors and officers for services provided by them to our company in such capacities.  Such sum includes amounts expended by us for automobiles and other fringe benefits made available to our officers, but excludes amounts that we have reimbursed to our officers for strict business expenses such as travel, professional and business association dues and expenses (which do not constitute benefits “in kind”).  We pay each of our external directors, as well as Mr. David Golan (and paid to Mr. William F. Gibbs, until September 10, 2013), an annual fee of approximately $9,300, plus approximately $470 for each meeting of the board of directors or a committee thereof attended, which amounts are linked to the Israeli consumer price index, plus reimbursement for expenses incurred in connection with the discharge of responsibilities as a board member, including attendance at meetings of the board of directors.

In September 2013, our annual general meeting of shareholders approved the payment of specific compensation amounts for each of our Chairman of the Board and our Chief Executive Officer.  Based on those approvals, our Chairman of the Board, Mr. Yossi Ben-Shalom, is now entitled to an annual fee of approximately $9,300 and a fee of approximately $470 per meeting of our board of directors and any committee thereof, which amounts are linked to the Israeli consumer price index, exclusive of reimbursement of any expenses for attending such meetings. In addition, Mr. Ben-Shalom was granted 48,000 restricted ordinary shares.

Also based on those shareholder approvals, our Chief Executive Officer, Mr. Dan Haran, is entitled to an annual bonus based on our annual profit, subject to certain adjustments, and was furthermore granted 72,000 restricted ordinary shares in his capacity as our Chief Executive Officer.

Mr. William Gibbs received a one-time grant of 30,000 restricted ordinary shares at that same September 2013 annual general shareholder meeting in acknowledgement of his efforts on our company’s behalf (beyond in his role as a director).

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

Each committee of a company’s board of directors that has the right to exercise powers delegated by the board must include at least one external director, and each of the audit committee and compensation committee is required to include all of the external directors.  Our external directors are Eti Livni and Rami Entin, who were reelected in April 2014 and will complete their current terms in April 2017, in accordance with Israeli law.

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

Board Committees

Audit Committee

In addition to the foregoing requirement with respect to the majority of its members being unaffiliated directors, the Companies Law requires public companies such as ours to appoint an audit committee, comprised of at least three directors, including all of the external directors, one of whom must serve as chairman of the committee.  The chairman of the board of directors, or any director employed by or otherwise providing services to the company or to a controlling shareholder or any entity controlled by a controlling shareholder, may not be a member of the audit committee.  Under the Companies Law (as amended in 2011), our audit committee is responsible for (i) determining whether there are delinquencies in the business management practices of the company, including in consultation with the company’s internal auditor or the independent auditor, and making recommendations to the board to improve such practices, (ii) determining whether to approve certain related party transactions (including compensation of office holders (as defined under “Item 10— Articles of Association; Israeli Companies Law— Approval of Certain Transactions Under the Companies Law” below)) or transactions in which an office holder has a personal interest and whether such transactions are extraordinary or insignificant, (iii) where the board of directors approves the working plan of the internal auditor, to examine such working plan before its submission to the board and propose amendments thereto, (iv) examine the company's internal controls and internal auditor's performance, including whether the internal auditor has sufficient resources and tools to dispose of his responsibilities (taking into consideration the company's special needs and size), (v) examine the scope of the company's auditor's work and compensation and submit its recommendation with respect thereto to the corporate organ considering the appointment thereof (either the board or the general meeting of shareholders) and (vi) determine procedures with respect to the treatment of company employees' complaints as to the management of the company's business and the protection to be provided to such employees.  An audit committee may not approve an action or a transaction with a controlling shareholder, or with an office holder, or take any other action required under the Companies Law, unless at the time of approval a majority of the committee’s members are present, of whom a majority consist of independent directors and at least one of them is an external director.

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

As of the date of this annual report, Mr. David Golan, Ms. Eti Livni and Mr. Rami Entin serve as members of our audit committee.

Compensation Policy and Committee

In accordance with a December 2012 amendment to the Companies Law, our board of directors appointed a compensation committee.  Under that Companies Law amendment, we also were required to adopt, and actually adopted, a policy regarding the terms of engagement of office holders, or a compensation policy. Such compensation policy was set by our board, after considering the recommendations of our newly-appointed compensation committee, and was approved by our shareholders in September 2013.

Our compensation policy serves as the basis for decisions concerning the financial terms of employment or engagement of office holders, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy relates to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It also considers, among other things, the company’s risk management, size and the nature of its operations. Under the Companies Law amendment, the compensation committee is responsible for (a) recommending the compensation policy to our board of directors for its approval (and subsequent approval by our shareholders) and (b) duties related to the compensation policy and to the compensation of our office holders as well as functions previously fulfilled by our audit committee with respect to matters related to approval of the terms of engagement of office holders, including:

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

Employees

           The following table sets forth, as of the end of each of the last three financial years, the number of our employees (including subcontracted employees) broken down by category of activity:

As of December 31,	2013	2012	2011
Research and Development	77	75	74
Marketing, Sales and Customer Support	187	183	182
Management, Administration and Information Systems	26	26	25
Total	290	284	281

The following table sets forth, as of the end of each of the last three financial years, the number of our (and our subsidiaries’) employees broken down by geographic location:

As of December 31,	2013	2012	2011
Israel	92	89	90
Russia	4	4	4
North America (Cimatron Technologies Inc.)	18	18	16
North America (Cimatron Gibbs LLC)	63	62	59
Germany	38	34	32
Italy	35	36	37
China	31	28	31
India	1	1	1
Brazil	1	1	1
Korea	11	11	10
Total	290	284	281

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

Share Ownership

2004 Share Option Plan

In October 2004, our board of directors and shareholders adopted the 2004 Share Option and Restricted Shares Incentive Plan, or the 2004 Share Option Plan, pursuant to which 240,000 ordinary shares were reserved for issuance upon the exercise of options to be granted to our directors, officers, employees and consultants. The 2004 Share Option Plan is administered by our board of directors, which designates the optionees and dates of grant.  The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an ordinary share, as determined by our board of directors on the date that an option is granted.  Options granted vest over a period determined by the board, terminate ten years from the date of grant, unless otherwise determined by the board, and are non-assignable except by the laws of descent.  The board has the authority to amend the terms of the 2004 Share Option Plan, provided that any such amendment does not adversely effect any options granted thereunder. Each grantee is responsible for all personal tax consequences of a grant and the exercise thereof. Following various option grants over the course of 2005, in December 2005, our board of directors increased the 2004 Share Option Plan reserve by an additional 250,000 shares.  In May 2006, August 2007, January 2008 and April 2008, we granted additional options at various exercise prices to certain of our officers and employees. In November 2007, our board of directors approved the transfer of a pool of 618,500 unallocated Ordinary Shares from our prior share option plan, the 1998 Share Option Plan, to the 2004 Share Option Plan for future grants.

In 2011, our board of directors approved an amendment to the 2004 Share Option Plan that provides that (i) options and restricted shares may be granted pursuant to the “capital gains route” under Section 102 of the Israeli Income Tax Ordinance, 1961 and (ii) the exercise price at which options may be exercised may be adjusted by our board of directors due to dividend distributions that we may make from time to time.

As of the date of this annual report, there are no outstanding options held by any of our directors, officers, employees and consultants under our 2004 Share Option Plan or any other plan.

On September 10, 2013, we granted an aggregate of 334,500 restricted shares under the 2004 Share Option Plan to certain of our directors, officers and employees, and on April 30, 2014, we granted an aggregate of 30,000 restricted shares under the 2004 Share Option Plan to certain of our directors, all in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of three years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement with the Company, 8.3325% of the restricted shares shall be released from the Company's repurchase right.

We intend to grant additional options and/or restricted shares under the 2004 Share Option Plan to our directors, executive officers and employees. At April 30, 2014 a reserve of 277,417 shares were available under the 2004 Share Option Plan for grants of options or restricted shares to our directors, officers, employees and consultants.

Beneficial Ownership by Officers and Directors

Our board members and executive officers beneficially own, in the aggregate, 241,899 or approximately 2.2% of our outstanding ordinary shares, of which 234,000 outstanding shares are in the form of restricted shares held by our directors and executive officers under our 2004 Share Option Plan.  These restricted shares were issued to these respective board members and/or management members (as appropriate) based on their payment of the par value (NIS 0.10 per share). The restricted shares are subject to a vesting schedule of 3 years, with our right to repurchase the shares for no consideration lapsing with respect to 33.33% of the shares on the first anniversary of the date of grant and thereafter with respect to 8.3325% of the applicable grant on a quarterly basis (as long as the grantee is continuously engaged by our company).

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

Item 7.                      Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth information, as of April 30, 2014, concerning the beneficial ownership (as defined in Form 20-F promulgated by the SEC) of our ordinary shares by (i) any person who is known to us to own at least 5% of the ordinary shares of our company (to which we sometimes refer hereafter as a “major shareholder”) and (ii) all of our directors and executive officers as a group.  As of April 30, 2014, there were 10,761,397 ordinary shares issued and outstanding. The voting rights of our major shareholders do not differ from the voting rights of all other holders of our ordinary shares.

Name and Address	Number of Ordinary Shares	Percent of Ordinary Shares
Wellington Trust Company, NA (1) Wellington Management Company, LLP 280 Congress Street Boston, MA 02210	945,761	8.8%
Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio(2) c/o Wellington Trust Company 280 Congress Street Boston, MA 02210	622,960	5.8%
All directors and executive officers as a group (7 persons)	241,899	2.2%

(1)
Beneficial ownership information is based on separate amendments to Schedules 13G filed by Wellington Trust Company, NA, or Wellington Trust, and Wellington Management Company, LLP, or Wellington Management, with the SEC on February 14, 2014.Wellington Management, in its capacity as investment adviser, may be deemed to beneficially own the ordinary shares  that appear next to its name in the above table, which shares are held of record by its clients. Those clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, those ordinary shares. No such client is known to have such right or power with respect to more than 5% of our ordinary shares, other than Wellington Trust.

(2)
Beneficial ownership information is based on a Schedule 13G filed by Wellington Trust Company, National Association Multiple Common Trust Funds Trust, Micro Cap Equity Portfolio with the SEC on April 10, 2014.

Recent Significant Changes in the Percentage Ownership of Major Shareholders

The beneficial ownership of our former major shareholder, 3Kotek 2 B.V., or Kotek, was reduced from 550,000 (or 5.91% of our outstanding ordinary shares) as of December 31, 2011, to 400,000 ordinary shares (or approximately 4.3% of our outstanding ordinary shares) as of December 31, 2012, such that it no longer holds 5% of our outstanding ordinary shares. This information is based on Kotek’s latest Schedule 13G amendment, filed with the SEC on February 4, 2013. We are unaware of possible subsequent changes in its percentage ownership.

 Pursuant to open market transactions in September 2011 (1,075 ordinary shares), February 2013 (88,277 ordinary shares) and March 2013 (199,300 ordinary shares), our former major shareholder DBSI sold an aggregate of 288,652 ordinary shares, which reduced its beneficial ownership from  4,265,950, or approximately 46% of our outstanding shares, to 3,977,298 ordinary shares, constituting approximately 42.49% of our outstanding ordinary shares.

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

Pursuant to underwriting agreements, dated March 21, 2013 and May 21, 2013, that they entered into with our company and Roth Capital Partners, LLC, as sole underwriter, in March, April and May 2013, DBSI and William F. Gibbs offered and sold all of the remaining ordinary shares held by them (consisting of 3,977,298 and 1,408,500 ordinary shares (representing 42.5% and 15.1,% of our outstanding ordinary shares), respectively, including ordinary shares sold upon exercise by the underwriter of its overallotment options under the underwriting agreements).

Record Holders

As of April 23, 2014, there were 25 record holders of our Ordinary Shares, of which 13 were United States record holders owning an aggregate of approximately 99.9% of our outstanding Ordinary Shares.  Such number of record holders and such percentage of our Ordinary Shares are not representative of the actual number of beneficial holders of our Ordinary Shares, and actual percentage of our Ordinary Shares, that are held in the United States.

Related Party Transactions

Services Agreement

Pursuant to a management services agreement that was assigned to it in full following multiple assignments from certain of our former major shareholders (and upon the consummation of the sale of 1,700,000 of our ordinary shares to it on June 24, 2008, and the related approval of our shareholders at such time), DBSI provided us with certain management services, including, but not limited to, executive management and certain other related services as were agreed upon from time to time by us and the former major shareholder originally party to the agreement.   The amount that we paid for services under this agreement totaled NIS 1.34 million or $0.37 million in the year ended December 31, 2013.  Effective as of September 10, 2013, this services agreement was terminated, based on DBSI’s notice to us.

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

In January 2008, in connection with the merger of our subsidiary with Gibbs System, we granted to Mr. Gibbs certain registration rights with respect to the ordinary shares issued to him as part of the merger consideration.  The grant of such registration rights was approved by our board of directors.  Pursuant to the registration rights agreement entered into with him, Mr. Gibbs had the right, subject to various conditions and limitations, to include his shares in certain registration statements that we file.

In furtherance of our obligations to each of DBSI, Kotek and Mr. Gibbs under the above-described registration rights agreements, on September 8, 2009, we filed an F-3 registration statement registering the resale of the ordinary shares held by each such shareholder.  Such registration statement was declared effective by the SEC on December 9, 2009.  As described above in this Item 7 under “Recent Significant Changes in the Percentage Ownership of Major Shareholders,” DBSI and William F. Gibbs initially effected sales of an aggregate of 288,652 and 93,500 ordinary shares, respectively, via open market transactions under this registration statement, and subsequently offered and sold an additional aggregate of 3,977,298 and 1,408,500 ordinary shares, respectively, under the registration statement and accompanying prospectus supplements in March, April and May 2013, by means of two underwritten offerings for which Roth Capital Partners, LLC served as sole underwriter. We have no further obligations to any parties under the foregoing registration rights agreements, as all ordinary shares subject to those agreements have been sold by our former major shareholders party thereto.

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

Dividend Distribution Policy

Our company does not have an official dividend distribution policy. Certain of our enterprises are Approved Enterprises (as defined under the Israeli Law for the Encouragement of Capital Investments, 1959).  In the event of a distribution to shareholders of cash dividends out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, we would be subject to tax at a rate of 25%.  In our consolidated financial statements, until and including December 31, 2011, we did not provide an allowance for deferred taxes on future distributions of tax-exempt earnings, as our management and board of directors had determined not to make any distribution that may result in such tax liability to us.  Accordingly, such earnings were considered to be permanently reinvested.  Our tax-exempt earnings may be distributed to shareholders without subjecting us to taxes only upon a complete liquidation of our company. We may, nevertheless, make distributions of funds from earnings that were not tax exempt without subjecting our company to tax liability.

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

Repurchase of Our Shares

In June 2008, our board of directors authorized the use of up to $1 million of our available cash to repurchase our ordinary shares. Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors. Such purchases are to be made in accordance with the requirements of the SEC. The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  As of the date of this annual report, we have repurchased 441,856 of our ordinary shares pursuant to this repurchase plan at an average price of $1.33 per share.  None of such repurchases was effected in 2012, 2013 or thus far in 2014.

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

Period	High (U.S. $)	Low (U.S. $)
Six most recent months:
April 2014 (through April 15, 2014)	7.40	6.40
March 2014	10.75	6.72
February 2014	9.88	7.57
January 2014	10.36	7.89
December 2013	9.65	6.6
November 2013	7.91	6.36
October 2013	7.36	5.7

Period	High (U.S. $)	Low (U.S. $)

Two most recent full financial years and subsequent periods, by quarter:
Second Quarter 2014 (through April 15, 2013)	7.40	6.40
First Quarter 2014	10.75	6.72
Fourth Quarter 2013	9.65	5.7
Third Quarter 2013	7.59	5.65
Second Quarter 2013	8.7	5.25
First Quarter 2013	12.88	4.46
Fourth Quarter 2012	4.85	3.67
Third Quarter 2012	4.29	3.01
Second Quarter 2012	4.69	3.66
First Quarter 2012	4.11	3.03

Five most recent financial years:
2013	12.88	4.46
2012	4.85	3.01
2011	5.10	2.56
2010	3.58	0.98
2009	1.41	0.56

From March 2, 2011 to April 4, 2013, our ordinary shares were also listed on the Tel Aviv Stock Exchange, or TASE, under the symbol “CIMT”. In December 2012, we announced that our board of directors had resolved to delist our shares from the TASE, which delisting was effective on April 4, 2013. The following table sets forth, for the periods indicated, the high and low bid prices in shekels of our ordinary shares on the Tel Aviv Stock Exchange.  On December 31, 2013, the exchange rate of the shekel to the US dollar was NIS 3.471 per one US dollar.

Period	High (NIS)	Low (NIS)
Two most recent full financial years and subsequent periods, by quarter (for years during which ordinary shares were listed on the TASE):
First Quarter 2013	23.99	16.45
Fourth Quarter 2012	18.45	14.25
Third Quarter 2012	16.92	13.02
Second Quarter 2012	17.20	12.01
First Quarter 2012	15.44	11.16

Most recent financial years (for years during which ordinary shares were listed on the TASE):
2013 (through April 4, 2013)	23.99	16.45
2012	18.45	11.16
2011 (beginning March 2, 2011)	16.50	9.79

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

Our articles require that we hold our annual general meeting of shareholders each year no later than 15 months from the last annual meeting, at a time and place determined by our board of directors, upon at least 21 days prior notice to our shareholders.  Under NASDAQ Listing Rule 5620(a), we must hold the meeting within one year after our fiscal year-end (which is December 31st). Until April 30, 2014, no business could be commenced in any annual meeting until a quorum of two or more shareholders holding at least 33% of the voting rights were present in person or by proxy.  A meeting adjourned for a lack of a quorum generally was adjourned to the same day in the following week at the same time and place or any time and place as the chairman of the meeting decided with the consent of the holders of a majority of the voting power represented at the meeting in person or by proxy and voting on the question of adjournment. At the reconvened meeting, if a quorum was not present within one-half hour from the time designated for holding the meeting, the reconvened meeting should have been adjourned once again in the same manner as the original meeting.  In an amendment to our articles, approved by our shareholders on April 30, 2014, the quorum requirement was changed to two or more shareholders holding at least 25% of the voting rights who are present in person or by proxy, and, for an adjourned meeting, the quorum was changed to any two or more shareholders present in person or by proxy. Shareholders may vote in person or by proxy, and will be required to prove title to their shares as required by the Companies Law pursuant to procedures established by our board of directors.  Resolutions regarding the following matters must be passed at a general meeting of shareholders:

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

Under a recent amendment to the Companies Law, compensation arrangements of office holders require the approval of our compensation committee, the board of directors and, in certain cases (for directors, the chief executive officer, and any executive officer whose compensation terms do not conform with the then existing compensation policy), the shareholders, in that order. Compensation of an individual office holder, including the chief executive officer (but excluding a director), that departs from the company’s compensation policy may be adopted under special circumstances, despite failure to obtain shareholder approval if, following the relevant shareholder vote, the compensation committee followed by the board once again approve the compensation, based on renewed and specific analysis of relevant factors.

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

Notwithstanding having been approved in compliance with the foregoing processes, any transaction in which an office holder has a personal interest must, in addition, be favorable to the company’s interest in order for it to be properly approved.

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

Material Contracts

Other than the registration rights agreements, the underwriting agreements (for secondary offerings by our former major shareholders), the services agreement and the lease agreement described in “Item 7 - Major Shareholders and Related Party Transactions – Related Party Transactions”, and our additional lease agreement and underwriting agreement (for a primary offering by our company) described below, all of the contracts to which we have been party over the past two years have been in the ordinary course of our business.

Givat Shmuel, Israel Lease Agreement

We lease the office premises that we occupy in Givat Shmuel, Israel from a private commercial property owner pursuant to the terms of a lease agreement that we entered into in February 2003.  Since January 10, 2006, we have occupied approximately 1,750 square meters at this facility. The initial term of the lease was three years, expiring in June 30, 2006, following which we exercised our option to extend the lease for an additional three years.  In mid 2008, we further extended the lease for an additional five year period, through June 30, 2014, and reduced our occupied space to approximately 1,475 square meters. On June 4, 2013, we signed an extension agreement that extended the lease for additional five years through June 30, 2019. We currently pay approximately $27,500 on a monthly basis as rent under this agreement.

Underwriting Agreement for Primary Public Offering

On August 29, 2013, we entered into an underwriting agreement with Roth Capital Partners, LLC, as sole underwriter. Pursuant to the underwriting agreement, we offered for sale 900,000 ordinary shares and granted the underwriter an option, exercisable within 30 days, to purchase up to an additional 135,000 ordinary shares to cover over-allotments. The closing of the offering (which included the sale of all 1,035,000 ordinary shares, including the 135,000 ordinary shares offered pursuant to the underwriter’s over-allotment option) occurred on September 4, 2013.

The shares were sold pursuant to a shelf registration statement, as amended, that we filed with the SEC, which became effective on July 15, 2013 (SEC File No. 333-189764), as well as a prospectus supplement relating to the offering, dated August 29, 2013, that we filed with the SEC on August 29, 2013.

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

The following discussion does not address the tax consequences to holders of ordinary shares to which special tax rules may apply, such as tax-exempt entities, certain insurance companies, broker-dealers, grantor trusts, real estate investment trusts or regulated investment companies, financial institutions or financial services entities, traders in securities that elect to mark to market, holders liable for alternative minimum tax, holders that actually or constructively own 10% or more of our voting stock, holders that hold ordinary shares as part of a straddle or a hedging or conversion transaction or holders whose functional currency is not the U.S. dollar.  This discussion also does not apply to holders who acquired their ordinary shares pursuant to the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.  This discussion is based on the tax laws of Israel and the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, as in effect on the date of this document, as well as the Convention Between the Government of the United States of America and the Government of Israel with Respect to Taxes on Income, or the U.S.-Israel Tax Treaty, all of which are subject to change or change in interpretation, possibly with retroactive effect.

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

Based on the active nature of our assets and income, we do not believe that we have been a PFIC for the tax years through and ending on December 31, 2013, and we do not believe that we will be deemed a PFIC for the tax year ending December 31, 2014.  However, the statutory provisions, legislative history and administrative pronouncements related to the application of the asset test leave unanswered a number of questions pertaining to the application of the PFIC rules.  In addition, there are circumstances both in our control and out of our control that may affect our potential status as a PFIC.  For example, sale of non-passive assets in exchange for passive assets (such as cash) may impact the percentage of passive assets in applying the assets test.  Fluctuation in the market price of our shares may also impact the application of such test.

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

The summary below does not address all of the tax consequences that may be relevant to all purchasers of our Ordinary Shares in light of each purchaser’s particular circumstances and specific tax treatment.  For example, the summary below does not address the tax treatment of residents of Israel and traders in securities who are subject to specific tax regimes.  As individual circumstances may differ, holders of our Ordinary Shares should consult their own tax adviser as to the United States, Israeli or other tax consequences of the purchase, ownership and disposition of Ordinary Shares.  The following is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations.  Each individual should consult his or her own tax or legal adviser.

Overview

Israeli law generally imposes a capital gain tax on the sale of capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of assets located in Israel, including shares of Israeli companies, by both residents and non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the seller’s country of residence provides otherwise.  The Ordinance distinguishes between Real Capital Gain and Inflationary Surplus.  The Inflationary Surplus is a portion of the total capital gain which is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index or, in certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale.  The Real Capital Gain is the excess of the total capital gain over the Inflationary Surplus.

Israeli Resident Individuals

Capital Gain

As of January 1, 2006, the tax rate applicable to Real Capital Gain derived by Israeli individuals from the sale of shares purchased on or after January 1, 2003, whether or not listed on a stock exchange or not, was 20% unless such shareholder claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares, in which case the gain will generally be taxed at a rate of 25%.  Additionally, if such shareholder was considered a “substantial shareholder” (i.e., a person who holds, directly or indirectly, alone or together with another, 10% or more of any of the company’s “means of control” (including, inter-alia, the right to receive company profits, voting rights, the right to receive the company’s liquidation proceeds and the right to appoint a company director)) at the time of sale or at any time during the preceding 12-month period, such gain was to be taxed at the rate of 25%.  Individual shareholders dealing in securities in Israel are taxed at their marginal tax rates applicable to business income (up to 48% in 2013).

        Notwithstanding the foregoing, pursuant to the Law for Change in the Tax Burden (Legislative Amendments) (Taxes), 2011, the capital gain tax rate applicable to individuals was raised from 20% to 25% from 2012 and onwards (or from 25% to 30% if the selling individual shareholder is a substantial shareholder at any time during the 12-month period preceding the sale and/or claims a deduction for interest and linkage differences expenses in connection with the purchase and holding of such shares).  With respect to assets (not shares that are listed on a stock exchange) purchased on or after January 1, 2003, the portion of the gain generated from the date of acquisition until December 31, 2011 will be subject to the previous capital gains tax rates (20% or 25%) and the portion of the gain generated from January 1, 2012 until the date of sale will be subject to the new tax rates (25% or 30%).

Dividend Income

        Israeli residents who are individuals are generally subject to Israeli income tax on the receipt of dividends paid on our Ordinary Shares (other than bonus shares or share dividends) at25%, or 30% if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period.  However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise, or a Benefited Enterprise are subject to withholding tax at the rate of 15% (and 20% with respect to Preferred Enterprise) , subject to certain conditions. An average rate will be set in case the dividend is distributed from mixed types of income (regular and Approved/ Benefited/ Preferred income).

Israeli Resident Corporations

Capital Gain

Under current Israeli tax legislation, the tax rate applicable to Real Capital Gain derived by Israeli resident corporations from the sale of shares of an Israeli company is the general corporate tax rate. As described above, the corporate tax rate was 25% in 2013 and from 2014 and onwards is 26.5%

Dividend Income

Generally, Israeli resident corporations are exempt from Israeli corporate tax on the receipt of dividends paid on shares of Israeli resident corporations.  However, dividends distributed from taxable income accrued during the benefits period of an Approved Enterprise or Benefited Enterprise are subject to withholding tax at the rate of 15%, if the dividend is distributed during the tax benefit period under the Investment Law or within 12 years after such period.

Non-Israeli residents

Capital Gain

Israeli capital gain tax is imposed on the disposal of capital assets by a non-Israeli resident if those assets are either (i) located in Israel; (ii) shares or rights to shares in an Israeli resident company, or (iii) represent, directly or indirectly, rights to assets located in Israel.  As mentioned above, Real Capital Gain is generally subject to tax at the corporate tax rate (25% in 2013 and 26.5% as of 2014) if generated by a company, or at the rate of 25% (for assets other than shares that are listed on stock exchange – 20% for the portion of the gain generated up to December 31, 2011) or 30% (for any asset other than shares that are listed on stock exchange – 25% with respect to the portion of the gain generated up to December 31, 2011),if generated by an individual from the sale of an asset purchased on or after January 1, 2003.  Individual and corporate shareholders dealing in securities in Israel are taxed at the tax rates applicable to business income (a corporate tax rate for a corporation and a marginal tax rate of up to 48% for an individual in 2013).

Notwithstanding the foregoing, shareholders that are not Israeli residents (individuals and corporations) are generally exempt from Israeli capital gain tax on any gains derived from the sale, exchange or disposition of shares publicly traded on the Tel Aviv Stock Exchange or on a recognized stock exchange outside of Israel provided, inter-alia, that (i) such gains are not derived through a permanent establishment that the non-Israeli resident maintains in Israel, (ii) the shares were purchased after being listed on a recognized stock exchange, and (iii) with respect to shares listed on a recognized stock exchange outside of Israel, such shareholders are not subject to Israeli Income Tax Law (Inflationary Adjustments) 5745-1985.  However, non-Israeli corporations will not be entitled to the foregoing exemptions if Israeli residents (a) have a controlling interest of 25% or more in such non-Israeli corporation, or (b) are the beneficaries of or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.  Furthermore, such an exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.

In addition, a sale of shares may be exempt from Israeli capital gain tax under the provisions of an applicable tax treaty.  For example, under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of shares of an Israeli company by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the shares as a capital asset is exempt from Israeli capital gain tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of the voting rights during any part of the 12-month period preceding such sale, exchange or disposition, (ii) the shareholder, if an individual, has been present in Israel for a period or periods aggregating to 183 days or more during the applicable taxable year; or (iii) the capital gain arising from such sale is attributable to a permanent establishment of the shareholder maintained in Israel.  In each case, the sale, exchange or disposition of such shares would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, the U.S. resident would be permitted to claim a credit for the Israeli tax against the U.S. federal income tax imposed with respect to the sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits.  The U.S.-Israel Tax Treaty does not apply to U.S. state or local taxes.

In some instances where our shareholders may be liable for Israeli tax on the sale of their Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source. Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the Israel Tax Authority may require from shareholders who are not liable for Israeli tax to sign declarations in forms specified by this authority or obtain a specific exemption from the Israel Tax Authority to confirm their status as non Israeli resident, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.

Dividend Income

Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends paid on ordinary shares, like our Ordinary Shares, at the rate of 25% or 30% (if the dividend recipient is a substantial shareholder, at the time of distribution or at any time during the preceding 12-month period), or 15% if the dividend is distributed from income attributed to an Approved Enterprise or a Benefited Enterprise (and 20% with respect to a Preferred Enterprise). Such dividends are generally subject to Israeli withholding tax at a rate of 25% so long as the shares are registered with a Nominee Company (whether the recipient is a substantial shareholder or not) unless a reduced rate is provided under an applicable tax treaty.

Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our Ordinary Shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%.  However, generally, the maximum rate of withholding tax on dividends, not generated by our Preferred Enterprise, that are paid to a U.S. corporation holding at least 10% or more of our outstanding voting capital from the start of the tax year preceding the distribution of the dividend up until (and including) the distribution of the dividend, is 12.5%, provided that no more than 25% of our gross income for such preceding year consists of certain types of dividends and interest.  Notwithstanding the foregoing, dividends distributed from income attributed toan Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise are subject to withholding tax at the rate of 15% for such a U.S. corporate shareholder, provided that the condition related to our gross income for the previous year (as set forth in the previous sentence) is met.  If the dividend is attributable partly to income derived from an Approved Enterprise, a Benefited Enterprise or a Preferred Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income.  U.S. residents who are subject to Israeli withholding tax on a dividend may be entitled to a credit or deduction for Untied States federal income tax purposes in the amount of the taxes withheld, subject to detailed rules contained in United States tax legislation.

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

Excess Tax

Individuals who are subject to tax in Israel are also subject to an additional tax at a rate of 2% on annual income exceeding NIS 811,560 for 2014, which amount is linked to the annual change in the Israeli consumer price index, including, but not limited to, dividends, interest and capital gain, subject to the provisions of an applicable tax treaty.

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

As of each of December 31, 2013 and March 31, 2014, we had no currency exchange forward transactions.

Interest Rate Risks

Our exposure to market rate risk for changes in interest rates relates primarily to our investment portfolio. We have not used derivative financial instruments in our investment portfolio.  As of December 31, 2013, we had financial assets totaling approximately $13.1 million, comprised of cash and bank deposits, all of which may be considered fixed rate financial assets.  Given the current low interest rates in the financial markets, assuming a 10% interest rate decrease, the net decrease in our earnings would be negligible, holding other variables constant.

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

Our Subsidiaries - We operate internationally, and our subsidiaries in Germany and Italy conduct their respective operations in Euros.  This exposes us to market risk from changes in foreign exchange rates to the extent that the functional currency of our subsidiaries will decline in value as compared to the U.S. dollar, resulting in a foreign currency exchange rate loss.  Assuming an adverse 20% devaluation of the Euro versus the U.S. dollar, we would experience exchange rate losses of approximately $1.46 million.

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

Assuming an adverse 20% devaluation of the Euro versus the U.S. dollar, we would experience exchange rate losses from these resellers of approximately $180,000.

Expenses in New Israeli Shekels

The cost of our Israel operations, as expressed in U.S. dollars, is influenced by the extent to which any increase in the rate of inflation in Israel is not offset (or is offset on a lagging basis) by a devaluation of the NIS in relation to the U.S. dollar.  The inflation rate in Israel was 1.8%, 1.6% and 2.2% in 2013, 2012 and 2011, respectively. The appreciation (devaluation) of the NIS against the U.S. dollar (calculated based on the average representative exchange rate for each such year relative to the previous year, as published by the Bank of Israel) amounted to 6.4%, (7.8)% and 4.1% in 2013, 2012 and 2011, respectively.  Assuming a 10% appreciation of the NIS against the U.S. dollar, and assuming a maximum deviation of 1% in inflation, we would experience exchange rate losses of approximately $1.0 million, excluding the effect of our hedging transactions.

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

(a) Disclosure Controls and Procedures – Our management evaluated, with the participation of our principal executive and principal financial officers, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of December 31, 2013.  Based on their evaluation, our principal executive and principal financial officers concluded that our disclosure controls and procedures were effective as of December 31, 2013.

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

Our management, with the participation of our principal executive and principal financial officers, assessed our internal control over financial reporting as of December 31, 2013.  Our management based its assessment on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on that assessment, our management has concluded that, as of December 31, 2013, our internal control over financial reporting is effective.

(c) Attestation Report of the Registered Public Accounting Firm – Not applicable.

(d) Changes in Internal Control Over Financial Reporting – Based on the evaluation conducted by our management, with the participation of our principal executive and principal financial officers, pursuant to Rules 13a-15(d) and 15d-15(d) promulgated under the Exchange Act, our management (including such officers) has concluded that there has been no change in our internal control over financial reporting that occurred during 2013, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Any amendments to the code of ethics and all waivers from compliance with the code of ethics granted to our Chief Executive Officer, Chief Financial Officer (who also serves as our principal accounting officer) or any person performing similar functions with respect to its requirements described in the above paragraph will be publicly disclosed by us in accordance with the regulations of the SEC.  No such amendment was adopted, nor waiver provided, by us during the fiscal year ended December 31, 2013.

Item 16C.	Principal Accountant Fees and Services.

Audit Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for the audit of our financial statements in 2012 and 2013 were $80,000 and $90,000, respectively.

Audit-Related Fees

We did not incur any fees for assurance and related services rendered to us by our principal accountants that were reasonably related to the audit of our financial statements in 2012 and 2013 (aside from the fees included under “Audit Fees” above).

Tax Fees

The aggregate fees billed for professional services rendered to us by our principal accountants for tax compliance, tax advice and tax planning in 2012 and 2013 were $50,000 and $7,000, respectively, which, in 2012, related to international taxation and cash distributions and in 2013 related to a tax assessment in Germany.

All Other Fees

The aggregate other fees billed for professional services rendered to us by our principal accountants in 2012 and 2013 were $7,000 and $33,000, respectively, which, in 2012, related to our agreement with the OCS and in 2013 related to consents and comfort letters.

Policy on Audit Committee Pre-Approval of Audit and Non-Audit Services of Independent Accountants

The audit committee of our board of directors is responsible for the oversight of our independent accountants’ work.  The audit committee’s policy is to pre-approve all audit and non-audit services provided by our independent accountants, Brightman Almagor Zohar & Co., a member of Deloitte Touche Tohmatsu.  These services may include audit services, audit-related services, tax services and other services, as described above.  Our audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services which are pre-approved, and setting forth a specific budget for such services.  Additional services may be pre-approved by the audit committee on an individual basis.  Once services have been pre-approved, our independent accountants and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed.  Such fees for 2012 and 2013 were pre-approved by the audit committee in accordance with these procedures, including:

(a) in 2012—  (i) $47,000 for international tax services; (ii) approximately $7,000 in hourly fees for advice regarding our agreement with the OCS; and (iii) $4,000 for a review of our quarterly 2012 financial statements that was required in connection with dividends that we paid in 2012; and

(b) in 2013—  (i) approximately $4,000 for a review of our quarterly financial statements that was required in connection with dividends that we paid; (ii) approximately $33,000 for consents and comfort letters; and (iii) a budget of up to $20,000 annually for various non-audit services to be provided to the Company and/or its subsidiaries by Brightman Almagor Zohar & Co. and/or its international Deloitte affiliates, above which amount pre-approval will be required by the audit committee on a case by case basis.

Item 16D.                  Exemptions from the Listing Standards for Audit Committees.

Not applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

On June 4, 2008, we announced that our board of directors had approved the use of up to $1 million of our available cash to repurchase our ordinary shares.  Under the repurchase program, share purchases may be made from time to time at the discretion of management in the open market or in privately negotiated transactions depending on market conditions, share price, trading volume and other factors.  Such purchases were to be made in accordance with the requirements of U.S. securities laws.  For portions of the authorized repurchase amount, we entered into plans that were compliant with Rule 10b5-1 and Rule 10b-18 under the Exchange Act that were designed to facilitate such purchases.  The repurchase program has no time limit, does not require us to acquire a specific number of shares, and may be suspended from time to time or discontinued.  In August 2010, we suspended repurchases under this program, and did not make any further repurchases during 2011, 2012 or 2013.  We may continue repurchases under this program once again at any time in the future.

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

•
Independent Director Oversight of Executive Officer Compensation:  As described under “Item 6— Board Practices— Board Committees— Compensation Policy and Committee”, under a recent amendment to the Companies Law, the compensation of our executives and other office holders is subject to (i) a compensation policy that we adopted in 2013 and (ii) the recommendations of a compensation committee of our board of directors that we have appointed. The required composition of that committee and the procedure for approval of compensation under that Companies Law amendment differ slightly from those under NASDAQ Listing Rule 5605(d), which requires that the compensation of executive officers be recommended or determined solely by independent directors or by a compensation committee of the board consisting solely of independent directors (as defined under the NASDAQ Listing Rules). While there is significant practical overlap as to who qualifies to serve on the compensation committee under the Companies Law and the NASDAQ Listing Rules, the requirements are not identical, and we comply with the Companies Law requirement.

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

•
Quorum. As permitted under the Companies Law, effective as of April 30, 2014 (when our shareholders approved an amendment to our articles), the quorum required for a general meeting of shareholders consists of at least two shareholders present in person, by proxy or by other voting instrument, who hold at least 25% of the voting power of our shares (and at an adjourned meeting, with some exceptions, at least two shareholders), instead of 33 1/3% of the issued share capital, as required under the NASDAQ Listing Rules.

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

101
The following financial information from Cimatron Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2013 formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Balance Sheets at December 31, 2013 and 2012; (ii) Consolidated Statements of Operations for the years ended December 31, 2013, 2012 and 2011; (iii) Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011; (iv) Statements of Shareholders’ Equity and Comprehensive Income (Loss) for the years ended December 31, 2013, 2012 and 2011; (v) Consolidated Statements of Cash Flows for the years ended December 31, 2013, 2012 and 2011; and (vi) Notes to the Consolidated Financial Statements, tagged as blocks of text. Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data File is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under those sections.

SIGNATURES

           The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CIMATRON LTD.

By:	/s/ Dan Haran
Name: Dan Haran
Title: President and Chief Executive Officer

Date: April 30, 2014

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2013

CIMATRON LIMITED

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
Cimatron Ltd.

We have audited the accompanying consolidated balance sheets of Cimatron Ltd. and its subsidiaries ("the Company") as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We did not audit the financial statements of Cimatron Gibbs LLC, (a subsidiary), which statements reflect total assets constituting 13% and 16% of consolidated total assets as of December 31, 2013 and 2012, respectively, and total revenues constituting 29%, 31% and 30% of consolidated total revenues for the years ended December 31, 2013, 2012 and 2011 respectively. Those statements were audited by other auditor, whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for that subsidiary, is based solely on the report of the other auditor.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company and its subsidiaries as of December 31, 2013 and 2012, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

/s/ Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel Aviv, Israel
March 30, 2014

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 3	2 0 1 2
ASSETS

Current assets
Cash and cash equivalents		$13,052	$11,903
Trade accounts receivable, net of allowance for doubtful accounts of $1,097 and $1,004 as of December 31, 2013 and 2012 respectively	3	6,838	6,049
Other accounts receivable and prepaid expenses	4	2,218	1,592
Inventory		216	196
Total current assets		22,324	19,740

Deposits with insurance companies and severance pay funds	7	3,725	3,296

Property and equipment	5
Cost		10,145	10,062
Less - accumulated depreciation		9,168	9,187
Property and equipment, net		977	875

Other assets
Goodwill, net		9,225	9,067
Other Intangible Assets		759	1,432
Deferred tax asset		423	-
Total other assets		10,407	10,499
Total assets		$37,433	$34,410

The accompanying notes are an integral part of the financial statements

CIMATRON LIMITED

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

		December 31,
	Note	2 0 1 3	2 0 1 2
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Short-term bank credit		$5	$1
Related parties		-	150
Trade payables		1,356	1,169
Other liabilities and accrued expenses	6	6,297	7,054
Deferred revenues		2,974	2,843
Total current liabilities		10,632	11,217

Long-term liabilities
Accrued severance pay	7	5,018	4,453
Deferred tax liability		69	275
		5,087	4,728

Contingent liabilities and commitments	8	-	-

Shareholders’ equity
	9
Ordinary shares of NIS 0.10 par value (Authorized - 19,950,000 shares, issued and outstanding 11,339,353 shares at December 31, 2013 and 9,948,948 at December 31, 2012)		350	313
Additional paid-in capital and other capital surplus		16,967	18,906
Retained earnings (accumulated deficit)		4,823	(24)
Accumulated comprehensive income (loss)		293	(6)
		22,433	19,189
Treasury stock, at cost; 607,956 shares at December 31, 2013 and 2012		(752)	(752)
Total Cimatron Ltd. shareholders’ equity		21,681	18,437

Non controlling interest		33	28

Total equity		21,714	18,465

Total liabilities and shareholders’ equity		$37,433	$34,410

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except share and per share data)

		Year ended December 31,
	Note	2 0 1 3	2 0 1 2	2 0 1 1

Revenues:	12a
Products		$19,510	$19,120	$18,177
Maintenance and Services		24,736	23,194	22,537
Total		44,246	42,314	40,714

Cost of revenues	12b
Products		4,118	3,483	3,769
Services		1,711	1,609	1,614
Total		5,829	5,092	5,383

Gross profit		38,417	37,222	35,331

Research and development expenses, net		7,389	7,001	6,739

Selling, general and administrative expenses	12c	25,566	24,677	24,453

Operating income		5,462	5,544	4,139

Financial expenses, net		(23)	(35)	(195)
Other expenses		(15)	(30)	(6)

Income before income taxes		5,424	5,479	3,938

Income taxes	10	(572)	(1,770)	(1,327)

Net income		4,852	3,709	2,611

Less: Net loss (gain) attributable to the non controlling interest		(5)	(10)	57

Net income attributable to Cimatron's shareholders		$4,847	$3,699	$2,668

Net Income per share (basic and diluted)		$0.49	$0.40	$0.29

Weighted average number of shares outstanding
Basic earnings per share		9,796	9,323	9,252

Diluted earnings per share		9,832	9,337	9,292

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
 (in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Net income	$4,852	$3,709	$2,611

Unrealized gain (loss) on derivative instruments	-	277	(431)

Unrealized gain (loss) on other assets & Goodwill in non-reporting currency	158	59	(109)

Foreign currency translation adjustment	141	104	359

Comprehensive income	$5,151	$4,149	$2,430

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Non-		Additional				Total
	controlling	Share	paid-in	Comprehensive	Accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit	stock	equity

Balance at December 31, 2010	$(74)	$304	$18,275	$(265)	$(303)	$(752)	$17,185

Changes during the year ended December 31, 2011:
Net Income (loss)	(57)	-	-	-	2,668	-	2,611
Cash dividend paid	-	-	-	-	(3,216)	-	(3,216)
Comprehensive loss	-	-	-	(181)	-	-	(181)
Exercise of stock options	-	9	724	-	-	-	733

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

	Non-		Additional				Total
	controlling	Share	paid-in	Comprehensive	Accumulated	Treasury	shareholders’
	interest	capital	capital	loss	deficit	stock	equity

Balance at December 31, 2011	$(131)	$313	$18,999	$(446)	$(851)	$(752)	$17,132

Changes during the year ended December 31, 2012:
Net Income	10	-	-	-	3,699	-	3,709
Cash dividend paid	-	-	-	-	(2,872)	-	(2,872)
Changes in non-controlling interest	149	-	(205)	-	-	-	(56)
Comprehensive income	-	-	-	440	-	-	440
Exercise of stock options	-	-	112	-	-	-	112

Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)	$18,465

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

STATEMENTS OF SHAREHOLDERS’ EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands)

					Retained
	Non-		Additional		earnings		Total
	controlling	Share	paid-in	Comprehensive	(accumulated	Treasury	shareholders’
	interest	capital	capital	Income (loss)	deficit)	stock	equity

Balance at December 31, 2012	$28	$313	$18,906	$(6)	$(24)	$(752)	$18,465

Changes during the year ended December 31, 2013:
Net Income	5	-	-	-	4,847	-	4,852
Cash dividend paid	-	-	(7,916)	-	-	-	(7,916)
Issuance of shares	-	28	5,748	-	-	-	5,776
Issuance of restricted shares	-	9	-	-	-	-	9
Comprehensive income	-	-	-	299	-	-	299
Stock based compensation	-	-	229	-	-	-	229

Balance at December 31, 2013	$33	$350	$16,967	$293	$4,823	$(752)	$21,714

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
CASH FLOWS - OPERATING ACTIVITIES
Net Income	$4,852	$3,709	$2,611

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,043	1,307	1,376
Increase (decrease) in accrued severance pay	493	159	(135)
Stock options compensation	182	-	-
Deferred taxes, net	(1,108)	104	504

Changes in assets and liabilities:
Decrease (increase) in accounts receivable and prepaid expenses	(863)	178	(222)
Increase in inventory	(15)	(12)	(2)
Decrease (increase) in deposits with insurance companies
and severance pay fund	(429)	(227)	210
Increase (decrease) in trade payables, accrued expenses
and other liabilities	(684)	(2,045)	228
Net cash provided by operating activities	3,471	3,173	4,570

CASH FLOWS - INVESTING ACTIVITIES
Purchase of property and equipment	(459)	(265)	(428)
Proceeds from sale of property and equipment	-	1	-
Purchase of non-controlling interest	-	(52)	-
Net cash used in investing activities	(459)	(316)	(428)

CASH FLOWS - FINANCING ACTIVITIES
Short-term bank credit	4	(83)	(10)
Long-term bank credit	(1)	(8)	(87)
Proceeds from issuance of shares upon exercise of options	47	112	733
Proceeds from issuance of restricted shares	9	-	-
Proceeds from issuance of shares from public offering	5,776	-	-
Cash dividend paid	(7,916)	(2,872)	(3,216)
Net cash used in financing activities	(2,081)	(2,851)	(2,580)

Effect of exchange rate changes on cash	218	110	4

Net increase in cash and cash equivalents	1,149	116	1,566
Cash and cash equivalents at beginning of year	11,903	11,787	10,221
Cash and cash equivalents at end of year	13,052	11,903	11,787
Supplemental information:
Cash paid during the year for income taxes	$2,230	$1,083	$755

The accompanying notes are an integral part of the financial statements.

CIMATRON LIMITED

APPENDIX TO STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Appendix B - Non-cash transactions

Purchase of property on credit	$-	$5	$19

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

A.	Use of estimates in preparation of financial statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

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

The financial statements of certain subsidiaries whose functional currency is other than the dollar are translated into dollars in accordance with the principles set forth in ASC 830-10. Assets and liabilities have been translated at year-end exchange rates; results of operations have been translated at average exchange rates. The translation adjustments have been reported as a separate component of shareholders' equity.

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

Realized gains and losses on sales of investments, as determined on a specific identification basis, were included in the consolidated statement of operations. As of December 31, 2013 the Company had no investment in marketable securities.

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

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents, and trade accounts receivables. The Company’s cash and cash equivalents are invested primarily in deposits with major banks worldwide. Management believes that the financial institutions that hold the Company’s investments are financially sound, and accordingly, minimal credit risk exists with respect to such investments. The Company’s trade account receivables are derived from sales to customers located primarily in the U.S., Europe, Asia and Israel. The Company performs ongoing evaluations of its customers and maintains an allowance for doubtful accounts which management believes adequately covers all anticipated losses in respect of trade account receivables.

H.	Allowance for doubtful accounts

The allowance for doubtful accounts is computed on a specific identification basis for accounts, of which the collection, in management’s estimation, is doubtful.

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

Leasehold improvements are amortized, using the straight-line method, over the shorter of the lease term or the useful lives of the improvements.

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

Goodwill represents the excess purchase price paid by the Company over the fair value of identifiable intangible assets as a result of purchasing a business. Goodwill is not amortized but instead is tested for impairment using a two-step process that may be preceded by a qualitative impairment assessment. Qualitative impairment assessment should be made to changes in circumstances and events indicating whether some of the intangible assets were impaired. When determined, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, the two-step impairment test would be required.  The first step involves comparing the fair value of a company’s reporting units to their carrying amount. If the fair value of the reporting unit is determined to be greater than its carrying amount, there is no impairment. If the reporting unit’s carrying amount is determined to be greater than the fair value, the second step must be completed to measure the amount of impairment, if any. Step two calculates the implied fair value of goodwill by deducting the fair value of all tangible and intangible assets, excluding goodwill, of the reporting unit from the fair value of the reporting unit as determined in step one. The implied fair value of the goodwill in this step is compared to the carrying value of goodwill. If the implied fair value of the goodwill is less than the carrying value of the goodwill, an impairment loss equivalent to the difference is recorded. No write-offs were recorded during 2013, 2012 and 2011.

The Company regularly reviews whether facts and circumstances exist which indicate that the carrying amount of assets may not be recoverable. The Company assesses the recoverability of the carrying amount of its long-lived assets based on expected undiscounted cash flows. If an asset’s carrying amount is determined to not be recoverable, the Company recognizes an impairment loss based upon the difference between the carrying amount and the fair value of such asset, in accordance with ASC 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets” ("ASC 360-10").

L.	Software development costs

Software development costs incurred prior to the establishment of technological feasibility are included in research and development expenses.

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

The Company accounts for its business combinations in accordance with ASC 805 “Business Combinations” (ASC 805-10), and with ASC 350-20 “Goodwill and Other Intangible Assets” (“ASC 350-20”). ASC 805-10 specifies the accounting for business combinations and the criteria for recognizing and reporting intangible assets apart from goodwill.

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

Acquisition-related intangible assets amortization amounted approximately $673,000, $934,000 and $990,000 for the years ended 31 December, 2013, 2012 and 2011 respectively.

N.	Stock-based compensation

The Company applied the provisions of ASC 718-10, “Share-Based Payment” ("ASC 718-10") (formerly: “SFAS No. 123 (Revised)”). ASC 718-10 requires employee share-based equity awards to be accounted for under the fair value method. Accordingly, stock-based compensation is measured at the grant date, based on the fair value of the award.

O.	Revenue recognition

The Company recognizes revenues in accordance with ASC 985-605-15, “Software Revenue Recognition” (“ASC 985-605-15”).

In accordance with ASC 985-605-15, revenues from software license fees are recognized when persuasive evidence of an arrangement exists, the software product covered by written agreement or a purchase order signed by the customer has been delivered, the license fees are fixed and determinable and collection of the license fees is considered probable. When software arrangements involve multiple elements the Company allocates revenue to each element based on the vendor-specific objective evidence of fair-value (“VSOE”). The Company limits its assessment of VSOE for each element to the price charged when such element is sold separately.

Service revenues include consulting services, post-contract customer support and training. Revenues from consulting services are generally recognized on a time and material basis. Post-contract customer support arrangements provide for technical customer support and the right to unspecified upgrades on an if-and-when-available basis. Revenues from these arrangements are recognized ratably over the term of the support period (generally one year) and training and other service revenues are recognized as the related services are provided. Deferred revenues represent mainly amounts received on account of service agreements.

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

The Company evaluates the realizability of its deferred tax assets for each jurisdiction in which it operates at each reporting date, and establishes valuation allowances when it is more likely than not that all or a portion of its deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income of the same character and in the same jurisdiction. The Company considers all available positive and negative evidence in making this assessment, including, but not limited to, the scheduled reversal of deferred tax liabilities and projected future taxable income.

For uncertain tax positions, the Company uses a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate tax positions taken or expected to be taken in a tax return by assessing whether they are more-likely-than-not sustainable, based solely on their technical merits, upon examination and including resolution of any related appeals or litigation process. The second step is to measure the associated tax benefit of each position as the largest amount that the Company believes is more-likely-than-not realizable. Differences between the amount of tax benefits taken or expected to be taken in the Company’s income tax returns and the amount of tax benefits recognized in the Company’s financial statements, represent unrecognized income tax benefits, which the Company either records as a liability or as a reduction of deferred tax assets. The Company's policy is to include interest and penalties related to unrecognized income tax benefits as a component of income tax expense.

R.	Basic and diluted net income per share

Basic and diluted net income per share have been computed in accordance with ASC 260-10 “Earning per Share” (formerly: “SFAS No. 128”) using the weighted average number of ordinary shares outstanding during the relevant fiscal year, net of treasury shares. In computing diluted net income per share, the potential dilutive effect of outstanding equity awards is taken into account using the treasury stock method.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

S.	Derivative financial instruments

The Company’s primary objective in holding derivative financial instruments is to manage currency market risks. The Company transacts business in various currencies other than the U.S. dollar, primarily the Euro and New Israeli Shekel (the "NIS"). The Company has established balance sheet and forecasted transaction risk management programs to protect against volatility of future cash flows caused by changes in exchange rates. The Company uses from time to time currency forward contracts and currency options in these risk management programs. These programs reduce, but do not always entirely eliminate, the impact of currency exchange movements.

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

There were no foreign currency forward contracts and foreign currency options outstanding at December 31, 2013 and 2012.

T.	Recently issued accounting pronouncements

In February 2013, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2013-02, Comprehensive Income: Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income, which requires companies to disclose significant amounts that have been reclassified out of accumulated other comprehensive income. Amounts that are required to be reclassified in their entirety to net income must be disclosed either on the face of the income statement or in the notes to the financial statements. Amounts that are not required to be reclassified in their entirety to net income in the same reporting period must be disclosed by a cross reference to other disclosures that provide additional information regarding such amounts. ASU No. 2013-02 is effective for fiscal years and interim periods beginning after December 15, 2012. The adoption of ASU No. 2013-02 has not had a material impact on the Company’s financial position or results of operations.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 2 -         SIGNIFICANT ACCOUNTING POLICIES (cont.)

T.	Recently issued accounting pronouncements (Cont.)

In July 2013, the FASB issued ASU No. 2013-11, Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists, which provides explicit guidance on the financial statement presentation of an unrecognized tax benefit. ASU No. 2013-11 requires unrecognized tax benefits to be presented as a reduction to a deferred tax asset, except that, if a net operating loss carryforward, a similar tax loss or a tax credit carryforward is not available at the reporting date to settle any additional income taxes that would result from the disallowance of a tax position, then the unrecognized tax benefit should be presented as a liability. ASU No. 2013-11 has become effective for fiscal years and interim periods beginning after December 15, 2013. The adoption of ASU No. 2013-11 has not had a material impact on the Company’s financial position or results of operations.

NOTE 3 -         TRADE ACCOUNTS RECEIVABLE

	December 31,
	2 0 1 3	2 1 0 2

Accounts receivable	$7,935	$7,053
Less - allowance for doubtful accounts	(1,097)	(1,004)
	$6,838	$6,049

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Allowance for doubtful accounts at beginning of year	$1,004	$964	$983
Provision	251	130	156
Translation adjustments	(4)	(3)	(1)
Accounts receivable written off	(154)	(87)	(174)
Allowance for doubtful accounts at end of year	$1,097	$1,004	$964

NOTE 4 -         OTHER ACCOUNTS RECEIVABLE AND PREPAID EXPENSES

	December 31,
	2 0 1 3	2 0 1 2

Prepaid expenses	$552	$337
Deferred tax asset	742	370
Government institutions	710	693
Other	214	192
	$2,218	$1,592

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 5 -         PROPERTY AND EQUIPMENT

	December 31,
	2 0 1 3	2 0 1 2
Cost:
Computers and software	$7,290	$7,014
Office furniture and equipment	2,119	2,302
Vehicles	123	145
Leasehold improvements	613	601
	10,145	10,062
Accumulated depreciation:
Computers and software	6,432	6,268
Office furniture and equipment	2,037	2,197
Vehicles	108	143
Leasehold improvements	591	579
	9,168	9,187
Property and equipment, net	$977	$875

NOTE 6 -         OTHER LIABILITIES AND ACCRUED EXPENSES

	December 31,
	2 0 1 3	2 0 1 2

Employees and related liabilities	$2,606	$2,550
Accrued expenses	2,710	2,276
Taxes to government institutions	725	1,078
Deferred tax liability	256	1,150
	$6,297	$7,054

NOTE 7-          ACCRUED SEVERANCE PAY (DEPOSITS WITH INSURANCE COMPANIES AND SEVERANCE PAY FUNDS)

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

On July 16, 2013, the Company received a letter from the Fund claiming that the Company did not properly calculate the amount of exports for the years 2008 through 2011. The Fund requested that the Company provide export reports calculated based on the Fund’s alleged method of calculation. On August 1, 2013, the Company responded to the Fund stating its position that it believed it properly calculated the amount of exports. On October 2, 2013, the Company received another letter from the Fund, claiming again (among other technical matters) that the Company did not properly calculate the amount of exports for the years 2008 through 2011. In a letter dated November 3, 2013, the Company fulfilled the technical requests appearing in the October 2, 2013 letter, and re-iterated its position regarding the method of exports calculations for the years 2008 through 2011. In the event that it is determined that the Company should follow the Fund’s approach, the Company would be required to pay royalties in the amount of $566, representing the entire not-yet repaid grant.

The Company believes that the Fund position is not strong, and therefore has accrued royalty expenses in its Statement of Operations for the year ended December 31st, 2013 in the amount of approximately $23, based on the Company’s calculation method.

The Company's contingent liability to the Fund as of December 31, 2013 is $566, contingent upon the Company’s incremental exports.

D.	The Company uses technology in respect of which it is obligated to pay annual royalties to third parties, up to an amount of $2,850 until December 31, 2016.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 8 -         CONTINGENT LIABILITIES AND COMMITMENTS (cont.)

E.	Lease commitments

The premises of the Company and its subsidiaries are leased under various operating lease agreements, which expire on various dates.

Rent expenses for the years ended December 31, 2013, 2012 and 2011 were approximately $1,198, $1,147, and $1,194, respectively.

The Company leases its motor vehicles under cancelable operating lease agreements for periods through 2018. The minimum payment under the Company’s various operating leases, that would be due upon the cancellation thereof, amounted to $1,889 as of December 31, 2013.

Future minimum lease commitments under the Company's various operating leases as of December 31, 2013 are as follows:

Year ended December 31,
2014	1,811
2015	1,761
2016	1,667
2017	1,647
2018 and thereafter	1,535
$8,421

NOTE 9 -         SHAREHOLDERS’ EQUITY

A.	Share Trading Market

The Company's shares are listed and traded in the United States on the Nasdaq Capital Market.

B.	Share Option and Restricted Shares Plans

In October 2004, the Company's Board of Directors adopted the 2004 Share Option and Restricted Shares Incentive Plan (the “2004 Share Option Plan”) pursuant to which 240,000 Ordinary Shares were reserved for issuance upon the exercise of options to be granted to directors, officers, employees and consultants of the Company. The exercise price of an option granted under the 2004 Share Option Plan may be no less than 95% of the fair market value of an Ordinary Share, as determined by the Board on the date that an option is granted. An option granted under the 2004 Share Option Plan may be exercised over a 10-year term unless otherwise determined by the Board. A grantee is responsible for all personal tax consequences of a grant and the exercise thereof.

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

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 9 -         SHAREHOLDERS’ EQUITY (cont.)

A summary of the status of the 2004 Share Option Plan as of December 31, 2013, 2012 and 2011, and changes during the years ending on those dates, is presented below:

	Year ended December 31,
	2 0 1 3		2 0 1 2		2 0 1 1
	(in thousands)
	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price	Shares underlying options	Weighted average exercise price
Outstanding at beginning of year	20,905	$2.25	59,905	$2.56	400,655	$2.21
Granted	-	-	-		-	-
Exercised	(20,905)	$2.25	(39,000)	$2.72	(340,750)	$2.15
Cancelled	-	-	-		-	-
Outstanding at year end	-	-	20,905	$2.25	59,905	$2.56
Options exercisable at year end	-	-	20,905	$2.25	59,905	$2.56
Weighted average fair value of options granted during the year	-		-		-

On September 10, 2013, the Company granted an aggregate of 334,500 restricted shares under the 2004 Share Option Plan to certain of its directors, executive officers and employees, in consideration for a purchase price of NIS 0.10 per share, subject to a reverse vesting schedule of three years, such that the Company's right to repurchase the shares for no consideration, shall lapse with respect to 33.33% on the first anniversary from the date of grant and thereafter each quarter of continued engagement with the Company, 8.3325% of the restricted shares shall be released from the Company's repurchase right.

The Company intends to grant additional options and/or restricted shares under the 2004 Share Option Plan to its directors, executive officers and employees. At December 31, 2013 a reserve of 307,417 shares were available under the 2004 Share Option Plan for grants of options or restricted shares to directors, officers, employees and consultants of the Company.

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

In the event of a distribution of cash dividends to shareholders of earnings subject to the approved enterprise exemption, the Company would have been liable for tax at a rate of 25% on such earnings. Prior to 2012, the Company did not provide deferred taxes on future distributions of tax-exempt earnings, as management and the Board of Directors determined not to make any distribution that may result in a tax liability for the Company. Accordingly, such earnings have been considered to be permanently reinvested.

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

In January 6, 2011 an amendment to the Investment Law was published. The 2011 Amendment canceled the availability of the benefits granted in accordance with the provisions of the Investment Law prior to 2011 and, instead, introduced new benefits for income generated by a “Preferred Company” through its Preferred Enterprise (as such term is defined in the Investment Law) effective as of January 1, 2011 and onward.  Under the 2011 Amendment, the uniform tax rate will be 10% in areas in Israel designated as Development Zone A and 15% elsewhere in Israel during 2011-2012, in 2013 7% and 12.5%, respectively and  from  2014,  9% and 16%, respectively.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

Dividends paid out of income attributed to a Preferred Enterprise are generally subject to withholding tax at the rate of 15% (20% from 2014) or lower, as may be provided in an applicable tax treaty.

The 2011 Amendment also provided transitional provisions to address companies already enjoying current benefits. Under the transition provisions, the Company may decide to irrevocably implement the provisions of the 2011 Amendment while waiving benefits provided under the current law or to remain subject to the current law.

As the Company was no longer eligible for any benefits under its previous Approved Enterprises, in early May 2011 the Company informed the Israeli Tax Authority that it opted to be subject to the provisions of the Investment Law under the 2011 Amendment, effective as of January 1, 2011.

Pursuant to an amendment to the Investments Law which became effective on November 12, 2012, a company that elected by November 11, 2013 to pay a reduced corporate tax rate as set forth in that amendment (rather than the regular corporate tax rate applicable to Approved Enterprise earnings) with respect to undistributed exempt earnings accumulated by the company until December 31, 2011, will be entitled to distribute dividends from such earnings without being required to pay additional corporate tax with respect to such dividends. A company that has elected to do so must make certain qualified investments in Israel over the five-year period commencing in 2013. A company that has elected to apply the amendment cannot withdraw from its election. As of December 31, 2012 Cimatron intended to elect to benefit from such reduced corporate tax rate on exempt Approved Enterprise earnings, in case such earnings are distributed to shareholders, hence a deferred tax provision in the amount of $787 was included in the Company’s financial statements in respect of the tax payment expected in order to release the Company’s entire exempt Approved Enterprise earnings of approximately $7,900 for future cash distributions.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

A.	The Law for Encouragement of Capital Investments, 1959 (Cont.)

On December 27, 2012 and February 5, 2013, the Company declared special cash distributions of NIS 1.60 per share and NIS 1.54 per share, respectively (approximately $0.43 and $0.41, based on the exchange rate published by the Bank of Israel as of the payment dates), which were payable on February 4 and March 5, 2013 to shareholders of record as of January 17 and February 15, 2013, respectively. These distributions were made from paid-in capital, following a court approval that was given in April 2012, allowing the distribution of up to $10 million to Cimatron shareholders, and following a ruling that was obtained from the Israeli Tax Authority. Further distributions under the said court approval and tax ruling, if any, are subject to subsequent Board of Directors approval of specific payments out of the total potential distribution amount. The above-mentioned ruling from the Israeli Tax Authority (the “Ruling”) dictated, among other things, that any distributions made under the above-mentioned court approval would be considered as distributions that were made out of earnings subject to the exemption from the payment of corporate tax provided to an Approved Enterprise, up to the total amount of such exempt earnings. The Ruling also provided that if the Company would elect to benefit from reduced corporate tax rate on exempt Approved Enterprise earnings pursuant to the above-mentioned amendment to the Investments Law which became effective on November 12, 2012, such reduced tax rate would apply to distributions made under the court approval. In January 2013 the Company elected to benefit from the reduced tax rate and in February 2013 the Company paid to the Israeli Tax Authority the amount of approximately $787 that was included as a deferred tax provision in the Company’s financial statements for the year ended December 31, 2012.

B.	Current income taxes.

The Company's current income tax liability in 2013, 2012 and 2011, based on its income in such years, is presented in the following table:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Income (loss) before taxes on income:
Domestic (Israel)	$2,322	$1,124	$646
Foreign	3,102	4,355	3,292
	5,424	5,479	3,938
Provision for income taxes:
Deferred taxes	1,104	(104)	(504)
Current taxes	(1,676)	(1,666)	(823)
	$(572)	$(1,770)	$(1,327)

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

C.	Deferred income taxes

Significant components of the deferred tax assets and liabilities of the Company and its subsidiaries are as follows.

	December 31,
	2 0 1 3	2 0 1 2
Deferred tax assets:
Loss carryforwards	$219	$703
Temporary differences	1,165	494
Total deferred tax assets	1,384	1,197
Valuation allowance	(216)	(827)
	$1,168	$370
Deferred tax liabilities:
Intangible assets	(328)	(638)
Exempt Approved Enterprise earnings	-	(787)
Total deferred tax liabilities	(328)	(1,425)
Total deferred tax assets (liabilities), net	$840	$(1,055)

Under ASC 740 ("Income Taxes"), deferred tax assets, net are to be recognized for the anticipated tax benefits associated with net operating loss carry-forwards and deductible temporary differences; unless it is more-likely-than-not that some or all of the deferred tax assets will not be realized. The adjustment is made by a valuation allowance. The Company has provided valuation allowances in respect of deferred tax assets mainly resulting from temporary differences and from net operating loss carry forwards in Italy, since Management currently believes, that it is more likely than not, that those deferred tax assets will not be utilized in the foreseeable future.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 10 -       INCOME TAXES (Cont.)

C.
The following is a reconciliation of the theoretical tax expense assumed that all income is taxed at the statutory tax rate in Israel and other jurisdiction to the actual income tax reported in the Company's statements of operations:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Income before income taxes as reported
in the consolidated statements of operations	$5,424	$5,479	$3,938

Income taxes under statutory tax rate	1,466	1,816	1,257

Increase (decrease) in taxes:

Decrease in valuation allowance	(611)	(693)	(190)
Increase (decrease) in taxes resulting from permanent differences and non-deductible expenses	5	(48)	204
Tax in respect of prior years	81	711	-
Differences in taxes arising from differences between Israeli currency income and dollar income, net (*)	83	172	56
Differences to statutory tax rate in Israel	(246)	-	-
Temporary differences	(296)	-	-
Other	90	(188)	-
Income taxes in the statements
of operations	$572	$1,770	$1,327

(*)
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

A reconciliation of the beginning and ending amount of unrecognized tax benefits related to uncertain tax positions is as follows:

Year ended
December 31,
2 0 1 3

Balance at January 1, 2013	$787
Gross change in tax positions of current period	-
Gross change for tax positions of prior year	-
Balance at December 31, 2013	$787

Year ended
December 31,
2 0 1 2

Balance at January 1, 2012	$544
Gross change tax positions of current period	463
Gross change for tax positions of prior year	(220)
Balance at December 31, 2012	$787

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

The Company's subsidiary in Germany has been issued final assessments by the German tax authorities through the tax year ended December 31, 2011.

The Company's subsidiary in Italy has been issued final assessments by the Italian tax authorities through the tax year ended December 31, 2007.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 11 -       TRANSACTIONS WITH RELATED PARTIES

A.
In February 2002, Koonras Technologies Ltd., a subsidiary of Polar Investments Ltd. (“Koonras”) and DBSI Investments Ltd. (“DBSI”) consummated a transaction with Zeevi Computers and Technology Ltd. (“ZCT”), whereby they acquired all of the Ordinary Shares of the Company previously held by ZCT. Following the consummation of the sale of 1,700,000 Ordinary Shares from Koonras to DBSI on June 24, 2008, and the related approval by Cimatron's shareholders at such time, DBSI alone continued to provide to the Company all of the management services that were previously provided to the Company by Koonras and DBSI, and received the entire annual management fee until September 10, 2013. During 2013, DBSI informed the Company that it will stop providing the management services to the Company. Such services included, among others, service of members of the board (performed by three directors). Upon the cessation of the management services (that took place on September 10, 2013), DBSI ceased to receive the management fees.

B.
The following transactions between the Company, on the one hand, and DBSI (significant shareholders of the Company until May 2013), on the other hand, are reflected in the Company's financial statements:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Management fees	$371	$499	$520

C.
Prior to the Company’s merger with Gibbs System Inc. (Gibbs), Gibbs leased office space in Moorpark, California from a limited liability corporation controlled by Mr. William F. Gibbs. In connection with the merger in 2008, the lease was assigned to the Company, as a result of which the Company leases the space from that limited liability corporation. At the time of the assignment of the lease, the Company entered into an amendment to the original terms of the lease, pursuant to which the expiration date for the term of the lease was brought forward from 2020 to December 31, 2012, with an option for the Company to extend the lease for an additional five years. Also, as a result of the lease amendment, the rent that the Company is obligated to pay during the initial term of the lease is $24,710 per month (in lieu of $22,464 per month). In August 2012 the Company exercised its option to extend the lease for an additional five years, ending on December 31, 2017, under the same terms and rent payments as existed prior to the extension.

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -       SELECTED STATEMENTS OF OPERATIONS DATA

A.	Revenues

A breakdown of the Company's revenues by geographical region and based upon distribution of the Company's products by major distributors is provided below for the years 2013, 2012 and 2011:

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1
Revenue by geographical region:
Israel	$1,078	$969	$979
Germany	11,063	9,648	9,860
Italy	6,507	6,352	6,797
Rest of Europe	3,818	3,635	3,438
Far East	7,156	6,646	6,050
USA	12,057	12,337	11,187
Rest of North America	1,788	1,902	1,659
Others	779	825	744
	$44,246	$42,314	$40,714
Revenue through major distributors, as a percentage of total revenues:

Distributor (A)	4%	4%	4%

B.	Cost of revenues

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Hardware and software	$3,429	$3,217	$3,073
Salaries and employee benefits	1,269	1,212	1,084
Royalties to the Chief Scientist	-	(419)	-
Amortization of other intangible assets	588	588	588
Depreciation	10	12	9
Other	553	490	632
	5,849	5,100	5,386
Decrease (increase) in inventory	(20)	(8)	(3)
	$5,829	$5,092	$5,383

CIMATRON LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(in thousands, except share and per share data)

NOTE 12 -       SELECTED STATEMENTS OF OPERATIONS DATA (cont.)

C.	Selling, general and administrative expenses

	Year ended December 31,
	2 0 1 3	2 0 1 2	2 0 1 1

Marketing costs	$1,206	$1,267	$1,167
Selling expenses	19,188	18,281	18,135
General and administrative expenses	4,894	4,606	4,535
Amortization of other intangible assets	85	325	392
Depreciation	193	198	224
	$25,566	$24,677	$24,453

INDEPENDENT AUDITORS' REPORT

Board of Directors
Cimatron Gibbs, LLC
Moorpark, California

We have audited the accompanying balance sheets of Cimatron Gibbs, LLC (the Company), a California Limited Liability Company, as of December 31, 2013 and 2012, and the related statements of income and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cimatron Gibbs, LLC as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Pasadena, California
February 19, 2014